As filed with the Securities and Exchange Commission on May 19, 2005

Registration No. 333-119694

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MARATHON OIL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	2911	25-0996816
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5555 San Felipe Road Houston, Texas 77056-2723 (713) 629-6600 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William F. Schwind, Jr., Esq.

Vice President, General Counsel and Secretary

5555 San Felipe Road

Houston, Texas 77056-2723

(713) 629-6600

(Name, address, including zip code, and telephone

number, including area code, of agent for service)

Copies to:

Ted W. Paris, Esq. Baker Botts L.L.P. 910 Louisiana One Shell Plaza Houston, Texas 77002 (713) 229-1234	David L. Hausrath, Esq. Ashland Inc. 50 E. RiverCenter Boulevard P.O. Box 391 Covington, Kentucky 41012 (859) 815-3333	Susan Webster, Esq. James C. Woolery, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions under the Master Agreement included as Annex A to the enclosed proxy statement/prospectus (the “Master Agreement”) have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY DRAFT—SUBJECT TO COMPLETION

THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE OFFERED OR SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Ashland Inc.	Marathon Oil Corporation
50 E. RiverCenter Boulevard, P.O. Box 391	5555 San Felipe Road
Covington, KY 41012-0391	Houston, TX 77056-2723

                    , 2005

To the shareholders of Ashland Inc.:

Ashland Inc. and Marathon Oil Corporation have entered into an agreement under which Ashland will transfer its interest in Marathon Ashland Petroleum LLC, or “MAP”, its maleic anhydride business and 60 Valvoline Instant Oil Change Centers in Michigan and northwest Ohio to a wholly owned subsidiary of Marathon. As a result of the transactions, Ashland shareholders will receive (i) shares of Marathon common stock with a total value of $915 million in exchange for the shares of Ashland common stock they currently own and (ii) shares of common stock of a successor corporation to Ashland, which we refer to as “New Ashland.” New Ashland will receive redemption proceeds from MAP of approximately $900 million in cash and MAP accounts receivable plus an amount equal to 38% of the cash held by MAP as of the closing of the transactions, and Marathon will effectively assume approximately $1.9 billion of new debt to be incurred to provide for retirement of outstanding indebtedness of Ashland and payments in connection with other financial obligations. Therefore, Ashland will receive approximately $2.8 billion in total consideration plus an amount equal to 38% of the cash held by MAP as of the closing of the transactions. The transactions and the transaction agreements will require the approval of Ashland’s shareholders. Ashland has called a special meeting of shareholders on                 , 2005, at          at                 , to vote on the transactions and the transaction agreements.

As part of the transactions, Ashland will merge with and into one of its subsidiaries. If Ashland shareholders approve the transactions and the transaction agreements and the transactions are subsequently completed, the existing businesses of Ashland other than those to be transferred to Marathon’s subsidiary will be owned by New Ashland, the successor to Ashland through a series of mergers, and New Ashland will be a publicly traded company owned by Ashland shareholders. The management and board of directors of Ashland will continue as the management and board of directors of New Ashland. Ashland common stock is traded on the New York Stock Exchange and the Chicago Stock Exchange under the symbol “ASH,” and, following the closing of the transactions, Ashland expects that New Ashland common stock will be traded on the New York Stock Exchange and the Chicago Stock Exchange under the same symbol. As part of the transactions, the name of New Ashland will be changed to “Ashland Inc.”

If the transactions and the transaction agreements are approved and the transactions are subsequently completed, for each share of Ashland common stock you own, you will receive one share of New Ashland common stock. In addition, you will be entitled to receive shares of Marathon common stock with a value of approximately $         per Ashland share based on the number of Ashland shares currently outstanding. The Marathon common stock to be received by Ashland shareholders will have a total value of $915 million.

The transactions have been structured to be generally tax-free to Ashland shareholders and tax-efficient to Ashland. Ashland and Marathon have entered into a closing agreement with the Internal Revenue Service with respect to various tax consequences of the transactions.

The Ashland board of directors has carefully reviewed and considered the terms and conditions of the transactions and has unanimously determined that the terms of the transactions are fair to and in the best interests of Ashland and its shareholders. The Ashland board of directors has unanimously adopted and approved the transactions and the transaction agreements and unanimously recommends that you vote “FOR” the approval of the transactions and the transaction agreements.

This proxy statement/prospectus describes the transactions and the transaction agreements and provides specific information concerning the special meeting. Ashland and Marathon urge you to read this proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 28, carefully.

Your vote is important no matter how many shares you own. Ashland cannot complete the transactions unless the transactions and the transaction agreements are approved by the affirmative vote of a majority of the shares of Ashland common stock outstanding and entitled to vote at the special meeting. Failure to vote will have the same effect as a vote against the approval of the transactions and the transaction agreements. Only holders of record of Ashland common stock at the close of business on     , 2005 are entitled to vote at the special meeting.

Whether or not you plan to attend the special meeting, it is important that your shares be represented and voted. Therefore, after reading this proxy statement/prospectus, please complete, sign, date and return your proxy promptly. Voting instructions are inside this proxy statement/prospectus.

Thank you for your consideration of this proposal.

Sincerely,	Sincerely,

James J. O’Brien	Clarence P. Cazalot, Jr.
Chairman of the Board and Chief Executive Officer	President and Chief Executive Officer
Ashland Inc.	Marathon Oil Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the transactions described herein or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated     , 2005, and is being first mailed to Ashland shareholders on or about     , 2005.

This document incorporates by reference important business and financial information about Ashland and Marathon from documents that are not included in or delivered with this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus, except for exhibits to those documents not specifically incorporated by reference in this proxy statement/prospectus, by requesting them in writing or by telephone from the appropriate company at the following addresses:

ASHLAND INC. 50 E. RiverCenter Boulevard, P.O. Box 391 Covington, KY 41012-0391 Attention: Corporate Secretary (859) 815-3333	MARATHON OIL CORPORATION 5555 San Felipe Road Houston, TX 77056-2723 Attention: Corporate Secretary (713) 629-6600

You will not be charged for any of these documents that you request. Ashland shareholders requesting documents should do so by                     , 2005 in order to receive them before the special meeting.

See “WHERE YOU CAN FIND MORE INFORMATION” on page 166.

ASHLAND INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD                 , 2005

To the shareholders of Ashland Inc.:

A special meeting of shareholders of Ashland Inc. will be held on                 , 2005, at         , local time, at                 .

The record date for the special meeting is                 , 2005. Only holders of record of Ashland common stock at the close of business on the record date are entitled to attend and vote at the special meeting or any adjournment or postponement of the special meeting. If you are a participant in Ashland’s Employee Savings Plan (the “Employee Savings Plan”) or Leveraged Employee Stock Ownership Plan (the “LESOP”), your vote will constitute voting instructions to the Trustee of the respective plan concerning the shares held in your account.

Please vote in person, by telephone, over the Internet or by mailing your proxy card so that your Ashland common stock may be represented at the special meeting. Our proxy tabulator, National City Bank or its agent, must receive all voting instructions to the Trustee of the Employee Savings Plan and the LESOP, whether given by telephone, over the Internet or by mail, before midnight Eastern Daylight Time on                 ,                 , 2005, and all other votes, which are submitted by telephone or over the Internet, before midnight Eastern Daylight Time on                 ,                 , 2005.

The purpose of the special meeting is to consider and vote upon the approval of the transactions and transaction agreements described in this proxy statement/prospectus. Pursuant to the transaction agreements, Ashland will transfer its interest in Marathon Ashland Petroleum LLC, which we refer to as “MAP,” its maleic anhydride business and 60 Valvoline Instant Oil Change Centers in Michigan and northwest Ohio to a subsidiary of Marathon Oil Corporation. As a result of the transactions, Ashland shareholders will receive (i) shares of Marathon common stock with a total value of $915 million in exchange for the shares of Ashland common stock they currently own and (ii) shares of common stock of a successor corporation to Ashland, which we refer to as “New Ashland.” New Ashland will receive redemption proceeds from MAP of approximately $900 million in cash and MAP accounts receivable plus an amount equal to 38% of the cash held by MAP as of the closing of the transactions, and Marathon will effectively assume approximately $1.9 billion of new debt to be incurred to provide for retirement of outstanding indebtedness of Ashland and payments in connection with other financial obligations. Therefore, Ashland will receive approximately $2.8 billion in total consideration plus an amount equal to 38% of the cash held by MAP as of the closing of the transactions.

As part of the transactions, Ashland will merge with and into one of its subsidiaries. If the transactions and the transaction agreements are approved by Ashland shareholders and the transactions are subsequently completed, the existing businesses of Ashland other than those to be transferred to Marathon will be owned by New Ashland, the successor to Ashland through a series of mergers, and New Ashland will be a publicly traded company owned by Ashland shareholders. As part of the transactions, the name of New Ashland will be changed to “Ashland Inc.”

If the transactions and the transaction agreements are approved and the transactions are subsequently completed, for each share of Ashland common stock you own, you will receive one share of New Ashland common stock. In addition, you will be entitled to receive shares of Marathon common stock with a value of approximately $         per Ashland share based on the number of Ashland shares currently outstanding. The Marathon common stock to be received by Ashland shareholders will have a total value of $915 million.

Copies of the transaction agreements are attached to this proxy statement/prospectus as Annexes A, B, C, D and E. The plan of merger providing for Ashland’s merger with one of its subsidiaries as part of the transactions is included in the master agreement attached as Annex A. In this proxy statement/prospectus, “master agreement” means the master agreement, as amended, unless the context requires otherwise. The articles of incorporation and by-laws of New Ashland that will be in effect upon the closing of the transactions are attached to this proxy statement/prospectus as Annexes F and G, respectively.

No matters other than the proposal to approve the transactions and the transaction agreements will be brought before the special meeting.

Your vote is important no matter how many shares you own. Ashland cannot complete the transactions unless the transactions and the transaction agreements are approved by the affirmative vote of a majority of the shares of Ashland common stock outstanding and entitled to vote at the special meeting. Failure to vote will have the same effect as a vote against the approval of the transactions and the transaction agreements.

Whether or not you plan to attend the special meeting, it is important that your shares be represented and voted. Therefore, after reading this proxy statement/prospectus, please complete, sign, date and return your proxy promptly. Voting instructions are inside this proxy statement/prospectus. The proxy is revocable and will not affect your right to vote in person if you attend the special meeting. If you have any questions about voting your shares by proxy, please call our proxy solicitor, Georgeson Shareholder Communications, toll-free at 1-(888)-264-7028.

The Ashland board of directors has unanimously adopted and approved the transactions and the transaction agreements and unanimously recommends that you vote “FOR” the approval of the transactions and the transaction agreements.

Please do not send any common stock certificates at this time. If the transactions are completed, you will be sent instructions regarding the exchange of your common stock certificates.

Ashland shareholders who do not vote in favor of approval of the transactions and the transaction agreements have the right under Kentucky law to assert dissenters’ rights and to demand and receive in cash the fair value of their shares pursuant to Subtitle 13 of the Kentucky Business Corporation Act. A copy of the provisions of Kentucky law that grant dissenters’ rights and specify the required procedures for asserting dissenters’ rights is attached to this proxy statement/prospectus as Annex H.

By Order of the Ashland Inc.

Board of Directors,

David L. Hausrath
Secretary
, 2005
Covington, Kentucky

Page
Questions and Answers About the Transactions	1
Summary	9
The Companies	9
The Transactions	11
The Special Meeting	12
Recommendation of the Ashland Board of Directors	13
Ashland’s Reasons for the Transactions	13
Marathon’s Reasons for the Transactions	13
Opinion of Ashland’s Financial Advisor	13
Opinions of American Appraisal Associates, Inc.	14
Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.	14
Material U.S. Federal Income Tax Consequences	14
Regulatory Matters	15
Accounting Treatment	15
Rights of Dissenting Shareholders	16
Use of Proceeds	16
Existing MAP Agreements	16
Interests of Directors and Executive Officers of Ashland	17
Treatment of Ashland Stock Options and Stock Appreciation Rights	17
Stock Exchange Listing of New Ashland Common Stock; Delisting and Deregistration of Ashland Common Stock	17
Stock Exchange Listing of Marathon Common Stock	18
The Master Agreement	18
The Tax Matters Agreement	19
Assignment and Assumption Agreements	19
Other Agreements	21
Comparison of Rights of Holders of Common Stock	21
Dividend Policies	21
Selected Historical Financial Data of Ashland	22
Selected Unaudited Pro Forma Financial Data of New Ashland	23
Selected Historical Financial Data of Marathon	24
Selected Unaudited Pro Forma Financial Data of Marathon	25
Comparative Per Share Information	25
Comparative Per Share Market Price and Dividend Information	27
Risk Factors	28
Risks Related to the Transactions	28
Regulatory agencies may prevent the closing of the transactions by failing to give required approvals or may delay or impose conditions on the closing of the transactions, which may diminish the anticipated benefits of the transactions.	28
Failure to close the transactions could have an adverse impact on Ashland’s stock price.	28
Ashland could incur material U.S. Federal income tax liabilities in connection with the transactions, which would reduce New Ashland’s cash flows and profitability and could impair its financial condition.	28
If Ashland does not receive consent to the transactions from holders of the requisite amount of each series of its public debt, Ashland may have a right to terminate the transactions which could have an adverse impact on Ashland’s stock price.	29
If Ashland is required or elects to proceed with the transactions, it may be determined to have violated, or may be unable to comply with, certain restrictions in the terms of its public debt which could result in significant additional costs and adversely impact Ashland’s ability to obtain future financing.	29

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New Ashland’s creditors or their representatives could challenge the transactions as a fraudulent transfer or conveyance under certain circumstances. If the transactions were found to be a fraudulent transfer or conveyance, Marathon might be required to provide additional consideration to New Ashland or to return to New Ashland a portion of the interest in MAP, and either of those results could cause the trading price of Marathon’s common stock, including the shares to be issued in the transactions, to decline materially.	30
The master agreement contains provisions that may discourage companies from trying to acquire Ashland in an acquisition that might result in greater value to Ashland shareholders than the transactions or that an Ashland shareholder may consider in his or her best interest, which could have an adverse impact on Ashland’s stock price.	31
Risks Related to New Ashland and its Business	31
New Ashland has no operating history as an independent company and will not have access to the cash flow from the businesses transferred to Marathon, which could adversely impact New Ashland’s revenues and operating results.	31
The actual financial position and results of operations of New Ashland may differ significantly and adversely from the pro forma amounts reflected in this proxy statement/prospectus.	31
New Ashland will be responsible for, and have financial exposure to, Ashland’s liabilities from claims alleging personal injury caused by exposure to asbestos, which would reduce New Ashland’s cash flows and profitability and could impair its financial condition.	31
New Ashland will be responsible for, and have financial exposure to, Ashland’s other liabilities, which would reduce New Ashland’s cash flows and profitability and could impair its financial condition.	32
New Ashland will have limited use of the proceeds from the partial redemption and the capital contribution to pay dividends or other distributions or complete share repurchases which could have an adverse impact on New Ashland’s stock price.	32
New Ashland may not be able to successfully use the proceeds of the partial redemption in a value-generating manner which could reduce its future rate of growth, profitability and operating results.	32
Ashland has incurred and New Ashland will incur substantial operating costs and capital expenditures as a result of environmental and health and safety liabilities and requirements, particularly relating to their chemical businesses, which could reduce New Ashland’s results of operations and profitability.	32
Several of New Ashland’s businesses are cyclical in nature, and economic downturns or declines in demands for certain durable goods may reduce its profitability and limit its ability to generate revenues.	33
Adverse changes in prevailing climate or weather may negatively affect the performance of some of New Ashland’s operations, which could reduce New Ashland’s results of operations and profitability.	33
New Ashland’s financing costs may be higher than Ashland’s financing costs which could adversely impact New Ashland’s ability to obtain future financing on acceptable terms and New Ashland’s results of operations and cash flows.	33
No prior market exists for New Ashland common stock which could have an adverse impact on New Ashland’s stock price.	34
New Ashland may issue preferred stock whose terms could adversely affect the voting power or value of its common stock.	34
Provisions of New Ashland’s articles of incorporation and by-laws, its rights agreement and Kentucky law could deter takeover attempts that some shareholders may consider desirable, which could adversely affect New Ashland’s stock price.	34
Risks Related to Marathon and its Business	35
If United States Steel fails to perform any of its material obligations to which Marathon continues to have financial exposure, Marathon could be required to pay those obligations, and any such payment could materially reduce Marathon’s cash flows and profitability and impair its financial condition.	35

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If the transfer by Marathon’s former parent entity to Marathon of ownership of various assets and operations were held to be a fraudulent conveyance or transfer, United States Steel’s creditors may be able to obtain recovery from Marathon or other relief detrimental to the holders of Marathon common stock, including the shares to be issued in the transactions.	35
A substantial or extended decline in oil or gas prices would reduce Marathon’s revenue, operating results and future rate of growth.	36
Estimates of oil and gas reserves depend on many factors and assumptions, including various assumptions that are based on conditions in existence as of the dates of the estimates. Any material changes in those conditions or other factors affecting those assumptions could impair the quantity and value of Marathon’s oil and gas reserves.	36
If Marathon is unsuccessful in acquiring or finding additional reserves, its future oil and gas production would decline, thereby reducing its cash flows, results of operations and financial condition.	37
Increases in crude oil prices and environmental regulations may reduce Marathon’s refined product margins.	37
If Marathon does not compete successfully with those of its competitors that have greater financial and other resources than Marathon does, Marathon’s future operating performance and profitability could materially decline.	37
Marathon will continue to incur substantial capital expenditures and operating costs as a result of environmental laws and regulations, and, as a result, its profitability could be materially reduced.	38
Worldwide political and economic developments could damage Marathon’s operations and reduce its profitability materially.	38
Marathon’s operations are subject to business interruptions and casualty losses, and it does not insure against all potential losses and could be seriously harmed by unexpected liabilities.	39
Marathon may issue preferred stock whose terms could dilute the voting power or reduce the value of its common stock, including the shares to be issued in the transactions.	39
References to Additional Information	40
Helpful Information	41
Disclosure Regarding Forward-Looking Statements	42
The Special Meeting	43
Date, Time and Place	43
Mailing of the Proxy Statement/Prospectus and Proxy Card	44
Purpose of the Special Meeting	44
Recommendation of the Ashland Board of Directors	44
Record Date; Shares Entitled to Vote; Quorum	44
Vote Required	44
Share Ownership of Ashland Directors, Executive Officers and Affiliates	44
How to Vote	44
Voting of Proxies	45
Revocability of Proxies	46
Solicitation of Proxies	46
Proxies for Participants in Ashland Plans	46
The Companies	47
Ashland Inc.	47
ATB Holdings Inc.	48
EXM LLC	48
New EXM Inc.	48
Marathon Oil Corporation	49
Marathon Oil Company	50
Marathon Ashland Petroleum LLC	50
Marathon Domestic LLC	50

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Annexes

A—Master Agreement and Amendment No. 1 to the Master Agreement
B—Amended and Restated Tax Matters Agreement
C—Assignment and Assumption Agreement (Maleic Business)
D—Assignment and Assumption Agreement (VIOC Centers)
E—Amendments No. 2 and No. 3 to Amended and Restated Limited Liability Company Agreement of MAP
F—Articles of Incorporation of New Ashland
G—By-Laws of New Ashland
H—Sections 271B.13-010 through 271B.13-310 of the Kentucky Business Corporation Act
I—Opinion of Credit Suisse First Boston LLC
J—Opinion of American Appraisal Associates, Inc.
K—Opinion of American Appraisal Associates, Inc.
L—Opinion of American Appraisal Associates, Inc.
M—Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
N—Certificate of Incorporation of ATB Holdings
O—By-Laws of ATB Holdings

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QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

Below are brief answers to frequently asked questions concerning the transactions and the special meeting. These questions and answers do not, and are not intended to, address all of the information that may be important to you. You should read carefully this entire proxy statement/prospectus and the other documents to which we refer you.

GENERAL

Q: What am I being asked to vote on at the special meeting?

A: Ashland Inc.’s shareholders are being asked to approve the transactions and the transaction agreements, under which Ashland and Marathon Oil Corporation (“Marathon”) will complete the transactions. In the transactions, Ashland will transfer its interest in Marathon Ashland Petroleum LLC (“MAP”), its maleic anhydride business and 60 Valvoline Instant Oil Change (“VIOC”) centers in Michigan and northwest Ohio to Marathon. As part of the transactions, Ashland will merge with and into one of its subsidiaries. Upon the closing of the transactions, the existing businesses of Ashland (other than the interest in MAP, the maleic anhydride business and the 60 VIOC centers) will be owned by New EXM Inc. (“New Ashland”), the successor to Ashland through a series of mergers. New Ashland will be a publicly traded company owned by the former Ashland shareholders. It will change its name to “Ashland Inc.” as part of the transactions.

Q: Why is Ashland proposing the transactions?

A: Ashland’s board of directors and executive management believe the transactions, if completed, will provide superior value to all other alternatives available to Ashland with respect to its interest in MAP. Under the terms of the governing documents of MAP, Marathon has an option to purchase Ashland’s interest in MAP at a purchase price equal to the fair market value of the interest plus a 15% premium, and Ashland has an option to sell its interest at a purchase price equal to the fair market value of the interest less a 15% discount (10% to the extent the purchase price is paid in equity securities). The master agreement provides that the parties cannot exercise their respective options unless the master agreement is terminated in accordance with its terms. Ashland had and continues to have no intention of exercising its option to sell its interest in MAP. Therefore, the transactions eliminate the timing and valuation uncertainties should Marathon have exercised its option under the governing documents of MAP and also eliminate these uncertainties should Ashland change its intent with respect to its option. Ashland’s board of directors and executive management considered a variety of factors, including the adverse income tax consequences to Ashland of Marathon’s exercising its option, and, based on those considerations, believe that the transactions are superior to, and will provide more value to Ashland and its shareholders than, a taxable sale of its interest in MAP pursuant to Marathon’s option. In addition, Ashland’s board of directors and executive management believe the transactions complement Ashland’s strategic focus and are another step in Ashland’s strategy of transforming and improving its performance and financial dynamics by focusing on its wholly owned businesses.

Q: What will Ashland receive in the transactions?

A: Under the terms of the master agreement relating to the transactions, New Ashland will receive approximately $900 million plus an amount equal to 38% of the cash held by MAP as of the closing of the transactions payable in a combination of cash and MAP accounts receivable and Marathon will effectively assume approximately $1.9 billion of new debt to be incurred to provide for retirement of outstanding indebtedness of Ashland and payments in connection with other financial obligations. Therefore, Ashland will receive approximately $2.8 billion in total consideration plus an amount equal to 38% of the cash held by MAP as of the closing of the transactions.

Q: What will I receive in the transactions?

A: Upon the closing of the transactions, unless you have validly asserted dissenters’ rights, you will receive one share of New Ashland common stock for each share of Ashland common stock that you own and a number of shares of Marathon common stock equal to the exchange ratio. The exchange ratio will equal $915 million divided by the product of (1) the Fair Market Value and (2) the total number of shares of Ashland common stock issued and outstanding immediately prior to the closing. The exchange ratio is designed to provide that Ashland shareholders receive an aggregate number of Marathon shares worth $915 million (or approximately $         per Ashland share based on the number of Ashland shares currently outstanding). “Fair Market Value” means an amount equal to the average of the closing sale prices per share for Marathon common stock on the New York Stock Exchange as reported in The Wall Street Journal, Northeastern Edition, for each of the 20 consecutive trading days ending with the third complete trading day prior to the closing date (not counting the closing date).

Q: What vote of Ashland shareholders is required to approve the transactions and the transaction agreements?

A: The approval of the transactions and the transaction agreements requires the affirmative vote of shareholders holding a majority of shares of Ashland common stock outstanding on the record date for the special meeting.

Q: What is the position of the Ashland board of directors regarding the transactions?

A: The Ashland board of directors unanimously recommends that Ashland shareholders vote “FOR” the approval of the transactions and the transaction agreements.

Q: What will my rights as a New Ashland shareholder be after the closing of the transactions?

A: The rights of Ashland shareholders with respect to their shares of New Ashland common stock after the closing of the transactions will be substantially similar to their existing rights with respect to their shares of Ashland common stock and will be governed by:

•	the Kentucky Business Corporation Act;

•	the articles of incorporation of New Ashland, which, upon the closing of the transactions, will be substantially similar to the third restated articles of incorporation of Ashland; and

•	the by-laws of New Ashland, which, upon the closing of the transactions, will be substantially similar to the existing by-laws of Ashland.

Q: Who will serve as the directors and executive officers of New Ashland after the closing of the transactions?

A: The directors and executive officers of Ashland immediately prior to the closing of the transactions are expected to serve as the directors and executive officers, respectively, of New Ashland immediately after the closing of the transactions.

Q: What will my rights as a Marathon stockholder be after the closing of the transactions?

A: The rights of Ashland shareholders with respect to their shares of Marathon common stock after the closing of the transactions will be governed by:

•	the Delaware General Corporation Law;

•	the restated certificate of incorporation of Marathon; and

•	the by-laws of Marathon.

Q: Do Marathon stockholders have to approve the transactions?

A: Marathon has advised Ashland that no vote of Marathon stockholders is required or being sought in connection with the transactions and the transaction agreements.

Q: What are the material U.S. Federal income tax consequences of the transactions?

A: We have structured the transactions to be generally tax-free to Ashland shareholders, and tax-efficient to Ashland and New Ashland. The parties have entered into a closing agreement with the Internal Revenue Service with respect to various tax consequences of the transactions. Based on the terms of this closing agreement, it is the opinion of Ashland’s legal advisor, Cravath, Swaine & Moore LLP, that Ashland shareholders will not recognize any gain or loss for U.S. Federal income tax purposes as a result of the transactions, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of Marathon common stock. A tax under Section 355(e) of the Internal Revenue Code will be imposed on Marathon and possibly on New Ashland if, as of the date of the closing of the transactions, the fair market value of the New Ashland common stock exceeds Ashland’s tax basis in the New Ashland common stock. That tax basis cannot be determined with precision at this time because it depends, among other things, on the amount of taxable income Ashland generates before the closing of the transactions. In addition, under the closing agreement with the Internal Revenue Service the tax basis of the New Ashland common stock will be reduced by reason of the assumption by New Ashland of certain contingent liabilities of Ashland. Ashland estimates that, based on the number of shares of Ashland common stock outstanding as of March 31, 2005, the basis reduction required by the closing agreement for those contingent liabilities will be approximately $2.34 per share of New Ashland common stock (comprised of $1.29 per share specified in the closing agreement for certain contingent liabilities plus approximately $1.05 per share estimated by Ashland based on the methodology and discount rate specified in the closing agreement for other contingent liabilities). Based on current estimates (including estimates of the basis reduction required by the closing agreement) and the number of shares of Ashland common stock outstanding as of March 31, 2005, Ashland estimates that the tax basis of the New Ashland common stock will be approximately $54.94 per share on the closing date. If on the closing date the value of a share of New Ashland stock exceeds its tax basis of approximately $54.94 (which would correspond to a value of approximately $67.50 per share of Ashland common stock, comprised of approximately $54.94 of New Ashland common stock and approximately $12.56 of Marathon common stock), a tax will be imposed under Section 355(e). The Section 355(e) tax will generally equal such excess multiplied by Ashland’s regular statutory corporate income tax rate. The amount, if any, of tax that will be imposed under Section 355(e) cannot be estimated at this time because it depends on the value of a share of New Ashland common stock on the closing date. Under the tax matters agreement among the parties, Marathon will bear the first portion of the Section 355(e) tax, if any, up to $200 million (which may be increased under certain circumstances), New Ashland will bear the next $175 million of any Section 355(e) tax, and New Ashland and Marathon will each bear 50% of any remaining Section 355(e) tax. The parties’ allocation of responsibility for the Section 355(e) tax should not be viewed as an expression of their expectations regarding the amount of that tax. The material U.S. Federal income tax consequences of the transactions are described in more detail in the section of this proxy statement/prospectus entitled “The Transactions—Material U.S. Federal Income Tax Consequences of the Transactions” beginning on page 87. We encourage you to consult your own tax advisors for a full understanding of the tax consequences of the transactions to you, including any applicable Federal, state, local and foreign tax consequences.

Q: Are there risks associated with the transactions?

A: Yes, there are important risks involved. We encourage you to read carefully and in their entirety the sections of this proxy statement/prospectus entitled “Risk Factors” and “Disclosure Regarding Forward-Looking Statements” beginning on pages 28 and 42, respectively.

Q: What is Ashland’s intended use of the proceeds it receives from the transactions?

A: In accordance with the provisions of the transaction agreements which designate the use of proceeds from specified aspects of the transactions, Ashland intends that (1) New Ashland will use a substantial portion of the proceeds from the transactions to provide for retirement of outstanding indebtedness of Ashland and payments in connection with other financial obligations and (2) New Ashland will use the remainder of those proceeds for general corporate purposes, which may include the funding of pension obligations and expanding its business through both internal growth and future business acquisitions.

Q: If Ashland’s shareholders approve the transactions and the transaction agreements, are there any conditions to the closing of the transactions?

A: Yes, the closing of the transactions is subject to the satisfaction of a number of conditions, which are described in the section of this proxy statement/prospectus entitled “The Master Agreement—Conditions to Closing of the Transactions” beginning on page 112.

Q: When do you expect the transactions to close?

A: We are working to close the transactions as quickly as possible. If Ashland shareholders approve the transactions and the transaction agreements, we expect to close the transactions as soon as possible after the satisfaction of the conditions to the closing of the transactions. Ashland and Marathon have agreed to use their reasonable best efforts to close the transactions by June 30, 2005.

Q: Am I entitled to dissenters’ rights?

A: Yes, if you do not vote in favor of the approval of the transactions and the transaction agreements, you will be entitled to statutory dissenters’ rights if you follow the procedures described in this proxy statement/prospectus to assert your dissenters’ rights. You should read carefully the section of this proxy statement/prospectus entitled “The Transactions—Rights of Dissenting Shareholders” beginning on page 92 and the copy of the relevant provisions of Kentucky law attached as Annex H to this proxy statement/prospectus for a more complete description of dissenters’ rights and the procedures for asserting your dissenters’ rights.

PROCEDURES

Q: Who is entitled to vote at the special meeting?

A: Ashland shareholders at the close of business on                     , 2005 (the “record date”) are entitled to vote at the special meeting. Each share of Ashland common stock is entitled to one vote. If you are a participant in Ashland’s Employee Savings Plan (the “Employee Savings Plan”) or Leveraged Employee Stock Ownership Plan (the “LESOP”), your vote will constitute voting instructions to the Trustee of the respective plan concerning the shares held in your account.

Please vote in person, by telephone, over the Internet or by mailing your proxy card so that your Ashland common stock may be represented at the special meeting. Our proxy tabulator, National City Bank or its agent, must receive all voting instructions to the Trustee of the Employee Savings Plan and the LESOP, whether given by telephone, over the Internet or by mail, before midnight Eastern Daylight Time on                      , 2005, and all other votes, which are submitted by telephone or over the Internet, before midnight Eastern Daylight Time on                     , 2005.

Q: Who can attend the special meeting?

A: All Ashland shareholders on the record date are invited to attend the special meeting, although seating is limited. If your shares are held in the name of a nominee (e.g., through a bank or broker), you will need to bring a proxy or letter from that nominee that confirms you are the beneficial owner of those shares.

Q: What constitutes a quorum?

A: As of the record date, 72,984,120 shares of Ashland common stock were outstanding. A majority of these outstanding shares present in person or by proxy is required to constitute a quorum to transact business at the special meeting. If you vote in person, by telephone, over the Internet or by returning a properly executed proxy card, you will be considered a part of the quorum. Abstentions and broker non-votes (when a broker does not have authority to vote on a specific issue) will be treated as present for the purpose of determining a quorum but as votes against the approval of the transactions and the transaction agreements because the required vote of Ashland shareholders is based on the number of outstanding shares of Ashland common stock, rather than upon the number of shares actually voted.

Q: When will the proxy statement/prospectus and proxy card be mailed to Ashland shareholders?

A: This proxy statement/prospectus and the proxy card will be mailed to Ashland shareholders on or about                     , 2005.

Q: What should I do now?

A: After carefully reading and considering the information contained in this proxy statement/prospectus and the documents to which we refer you, please complete, sign, date and return your proxy card in the enclosed prepaid and addressed envelope so that your shares may be represented at the special meeting of Ashland shareholders. You may also submit your proxy by telephone or over the Internet by following the instructions on your proxy card.

Q: Should I send my Ashland common stock certificates now?

A: No. Upon the closing of the transactions, you will be sent your New Ashland stock certificates without any further action on your part. In addition, you will be sent a transmittal form with instructions for the surrender of your existing Ashland common stock certificates in exchange for Marathon common stock certificates. Please do not send in your Ashland common stock certificates with your proxy card.

Q: What if I do not vote?

A: If you fail to either submit a proxy or vote in person, your inaction will have the same effect as a vote against the approval of the transactions and the transaction agreements because the required vote of Ashland shareholders is based on the number of outstanding shares of Ashland common stock rather than the number of shares actually voted.

Q: How do I vote?

A: If your shares are registered in the name of a nominee, follow the instructions provided by your nominee to vote your shares. If your shares are registered in your name:

•	You may vote in person at the special meeting.

•	You may vote by telephone. You may vote by telephone regardless of whether you receive your special meeting materials through the mail or over the Internet. Simply follow the instructions on your proxy card or electronic access notification. If you vote by telephone, you should not vote over the Internet or mail in your proxy card.

•	You may vote over the Internet. You may vote over the Internet regardless of whether you receive your special meeting materials through the mail or over the Internet. Simply follow the instructions on your proxy card or electronic access notification. If you vote over the Internet, you should not vote by telephone or mail in your proxy card.

•

You may vote by mail. If you received a proxy card through the mail, simply complete and sign your proxy card and mail it in the enclosed prepaid and addressed envelope. If you mark your voting instructions on the proxy card, your shares will be voted as you instruct. If no voting specification is made on your signed and returned proxy card, James J. O’Brien or David L. Hausrath, as proxies named on the proxy card, will vote FOR the approval of the transactions and the transaction agreements. If you vote by mail, you should not vote by telephone or over the Internet.

If your shares are voted for the approval of the transactions and the transaction agreements you will lose your right to exercise dissenters’ rights.

Q: If my shares are held in street name by my broker, will my broker automatically vote my shares for me?

A: Your broker will not be able to vote your shares for the approval of the transactions and the transaction agreements without instructions from you. You should instruct your broker to vote your shares, following the directions your broker provides. Please check the voting form used by your broker to see if it offers telephone or Internet voting.

Q: What if I fail to instruct my broker?

A: If you fail to instruct your broker to vote your shares with respect to the approval of the transactions and the transaction agreements, and the broker submits an unvoted proxy, the resulting broker non-vote will be counted toward a quorum at the special meeting, but it will have the same effect as a vote against the transactions and the transaction agreements because the required vote of Ashland shareholders is based on the number of outstanding shares of Ashland common stock rather than the number of shares actually voted.

Q: Can I change my vote once I have voted by mail, by telephone or over the Internet?

A: Yes. If you have not voted through your broker, you have the right to change or revoke your proxy:

•	at any time before the special meeting by:

•	notifying Ashland’s Secretary in writing;

•	returning a later-dated proxy card; or

•	entering a later-dated telephone or Internet vote; or

•	by voting in person at the special meeting.

However, any changes or revocations of voting instructions submitted to the Trustee of the LESOP and the Employee Savings Plan must be received by our proxy tabulator, National City Bank, or its agent, before midnight Eastern Daylight Time on             ,             , 2005. If you have instructed a broker to vote your shares, you must follow the directions you receive from your broker in order to change or revoke your vote.

Q: Who counts the vote?

A: Representatives of National City Bank or its agent will tabulate the votes.

Q: Is my vote confidential?

A: Yes, your vote is confidential.

Q: What shares are included in the proxy card?

A: Your proxy card represents all shares of Ashland common stock that are registered in your name and any shares you hold in Ashland’s Open Enrollment Dividend Reinvestment and Stock Purchase Plan (the “Dividend

Reinvestment Plan”), the LESOP or the Employee Savings Plan. If your shares are held through a nominee, you will receive either a voting instruction form or a proxy card from the nominee to vote your shares.

Q: How do I vote my shares in the Dividend Reinvestment Plan?

A: Shares of Ashland common stock credited to your account in the Dividend Reinvestment Plan will be voted by National City Bank, the plan administrator, in accordance with your voting instructions.

Q: How will the Trustee of the Employee Savings Plan and the LESOP vote?

A: Each participant in the Employee Savings Plan or the LESOP will instruct the Trustee how to vote the shares of Ashland common stock credited to the participant’s account in each plan. This instruction also applies to a proportionate number of those shares of Ashland common stock allocated to other participants’ accounts but for which voting instructions are not timely received by the Trustee. These shares are referred to as non-directed shares. Each participant who gives the Trustee such an instruction acts as a named fiduciary for the plans under the Employee Retirement Income Security Act of 1974, as amended.

Q: Can a plan participant vote the non-directed shares differently from shares credited to his or her account?

A: Yes. Any participant in the Employee Savings Plan or the LESOP who wishes to vote the non-directed shares differently from the shares credited to his or her account or who wishes not to vote the non-directed shares at all may do so by requesting a separate voting instruction card from National City Bank, Corporate Trust Administration, Dept. 3116, 629 Euclid Avenue, Suite 635, Cleveland, Ohio 44114-3484.

Q: Where can I find the voting results of the special meeting?

A: Ashland intends to announce preliminary voting results at the special meeting. Ashland will publish the final results in a press release or in a current report on Form 8-K. You will be able to obtain a copy of the Form 8-K by logging on to Ashland’s website at http://www.ashland.com, by calling the Securities and Exchange Commission at (800) SEC-0330 for the location of the nearest public reference room or through the EDGAR system at http://www.sec.gov.

Q: Whom should I contact with questions?

A: If you have any questions regarding the special meeting or need assistance in voting your shares, please contact Ashland’s proxy solicitor:

Georgeson Shareholder Communications Inc.

17 State Street, 10th Floor

New York, NY 10004

Telephone: (212) 440-9800 (for banks and brokers)

Telephone: (888) 264-7028 (for all other shareholders)

or

Ashland Inc.

50 E. RiverCenter Boulevard

P.O. Box 391

Covington, KY 41012-0391

Attention: Investor Relations

Telephone: (859) 815-3333

If you have other questions regarding the transactions or would like copies of any of the documents related to Ashland we refer you to, please contact:

Ashland Inc.

50 E. RiverCenter Boulevard

P.O. Box 391

Covington, KY 41012-0391

Attention: Corporate Secretary

Telephone: (859) 815-3333

If you would like copies of any of the documents related to Marathon we refer you to, please contact:

Marathon Oil Corporation

5555 San Felipe Road

Houston, TX 77056-2723

Attention: Corporate Secretary

Telephone: (713) 629-6600

SUMMARY

This summary does not contain all of the information that may be important to Ashland shareholders and is qualified in its entirety by reference to the information contained elsewhere in, or incorporated by reference in, this proxy statement/prospectus. You are urged to read the entire proxy statement/prospectus, including the information set forth in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 28, and the attached annexes and the documents incorporated by reference. See also “Where You Can Find More Information” beginning on page 166.

The description of New Ashland and Marathon after the closing of the transactions includes forward-looking statements and is not necessarily indicative of the results that actually would have been obtained had the transactions taken place earlier or of the results that may be obtained in the future. You are urged to review the section of this proxy statement/prospectus entitled “Disclosure Regarding Forward-Looking Statements” beginning on page 42 and the summary financial data beginning on page 22.

The Companies (page 47)

Ashland Inc.

50 E. RiverCenter Boulevard

P.O. Box 391

Covington, KY 41012-0391

Telephone: (859) 815-3333

Ashland is a transportation construction, chemical and petroleum company providing innovative products, services and solutions. Ashland has sales and operations throughout the United States and around the world. As part of the transactions, Ashland will merge with and into EXM LLC. EXM LLC will survive the merger and Ashland will cease to exist.

ATB Holdings Inc.

50 E. RiverCenter Boulevard

P.O. Box 391

Covington, KY 41012-0391

Telephone: (859) 815-3333

ATB Holdings is a newly formed, wholly owned subsidiary of Ashland. ATB Holdings has not conducted, and will not conduct, any active business operations. As part of the transactions, Ashland will contribute its interest in MAP, its maleic anhydride business and 60 Valvoline Instant Oil Change (“VIOC”) centers located in Michigan and northwest Ohio to ATB Holdings. Subsequently, ATB Holdings will distribute shares of New Ashland common stock to the shareholders of Ashland (holding ATB Holdings shares at the effective time of the distribution) on the basis of one share of New Ashland common stock for each outstanding share of ATB Holdings common stock. In the final step of the transactions, ATB Holdings will merge with and into Marathon Domestic LLC. Marathon Domestic LLC will survive the merger and ATB Holdings will cease to exist.

EXM LLC

50 E. RiverCenter Boulevard

P.O. Box 391

Covington, KY 41012-0391

Telephone: (859) 815-3333

EXM LLC is a newly formed, wholly owned subsidiary of ATB Holdings. EXM LLC has not conducted, and will not conduct, any active business operations. As part of the transactions, Ashland will merge with and into EXM LLC. EXM LLC will survive the merger and Ashland will cease to exist. Subsequently, as part of the transactions, EXM LLC will merge with and into New Ashland. New Ashland will survive the merger and EXM LLC will cease to exist.

New EXM Inc.

50 E. RiverCenter Boulevard

P.O. Box 391

Covington, KY 41012-0391

Telephone: (859) 815-3333

New EXM Inc. is a newly formed, wholly owned subsidiary of ATB Holdings and is referred to in this proxy statement/prospectus as “New Ashland.” New Ashland has not conducted, and will not conduct, any active business operations prior to the closing of the transactions. As part of the transactions, New Ashland will (1) be renamed “Ashland Inc.,” (2) be the successor by merger to Ashland, (3) be a publicly traded company owned by Ashland shareholders, (4) own all of the businesses currently owned by Ashland other than Ashland’s interest in MAP, its maleic anhydride business and the 60 VIOC centers located in Michigan and northwest Ohio to be contributed to ATB Holdings and (5) receive the proceeds of the partial redemption and the capital contribution. Ashland expects that New Ashland common stock will be traded on the New York Stock Exchange and the Chicago Stock Exchange under the same symbol (“ASH”) under which Ashland currently trades. Ashland expects that the directors and executive officers of Ashland immediately prior to the closing of the transactions will serve as the directors and executive officers, respectively, of New Ashland immediately after the closing of the transactions.

Marathon Oil Corporation

5555 San Felipe Road

Houston, TX 77056-2723

Telephone: (713) 629-6600

Marathon is a global integrated energy company which, through its subsidiaries, is engaged in

•	worldwide exploration and production of crude oil and natural gas;

•	domestic refining, marketing and transportation of crude oil and petroleum products, primarily through MAP; and

•	integrated gas.

Marathon Oil Company

5555 San Felipe Road

Houston, TX 77056-2723

Telephone: (713) 629-6600

Marathon Oil Company is a wholly owned operating subsidiary of Marathon through which Marathon conducts substantially all of its operations and which owns Marathon’s 62% interest in MAP. Marathon Oil Company and its predecessors have been engaged in the oil and gas business since 1887.

Marathon Ashland Petroleum LLC

539 South Main Street

Findlay, OH 45840

MAP is a domestic petroleum refining, marketing and transportation company in which Marathon Oil Company currently owns a 62% interest and Ashland owns a 38% interest. MAP owns and operates seven refineries and an integrated crude oil and refined product transportation network. In addition, MAP conducts retail operations through its wholly owned subsidiary Speedway SuperAmerica LLC and through Pilot Travel Centers LLC, in which it owns a 50% interest. Immediately after the transactions, all of the interests in MAP will be owned by Marathon, through its subsidiaries.

Marathon Domestic LLC

5555 San Felipe Road

Houston, TX 77056-2723

Telephone: (713) 629-6600

Marathon Domestic LLC is a newly formed, wholly owned subsidiary of Marathon. Marathon Domestic LLC has not conducted, and will not conduct, any active business operations prior to the closing of the transactions. As part of the transactions, ATB Holdings will merge with and into Marathon Domestic LLC. Marathon Domestic LLC will survive the merger and ATB Holdings will cease to exist. As a result, Marathon Domestic LLC will become the holder of Ashland’s interest in MAP, its maleic anhydride business and 60 VIOC centers located in Michigan and northwest Ohio.

The Transactions (page 51)

Ashland and Marathon have entered into a master agreement under which Ashland will transfer its interest in MAP, its maleic anhydride business and 60 VIOC centers in Michigan and northwest Ohio to Marathon Domestic LLC, a wholly owned subsidiary of Marathon. As a result of the transactions, Ashland shareholders will receive shares of Marathon common stock and shares of New Ashland common stock as described further below and New Ashland will receive redemption proceeds from MAP of approximately $900 million plus an amount equal to 38% of the cash held by MAP as of the closing of the transactions payable in a combination of cash and MAP accounts receivable, and Marathon will effectively assume approximately $1.9 billion of new debt to be incurred to provide for retirement of outstanding indebtedness of Ashland and payments in connection with other financial obligations, as described below. Therefore, Ashland will receive approximately $2.8 billion in total consideration plus an amount equal to 38% of the cash held by MAP as of the closing of the transactions. As part of the transactions, Ashland will merge with and into EXM LLC, EXM LLC will subsequently merge with and into New Ashland and, upon the closing of the transactions, the existing businesses of Ashland, other than those to be transferred to Marathon Domestic LLC, will be owned by New Ashland.

In connection with Ashland’s merger into EXM LLC, each outstanding share of Ashland common stock (other than shares held by Ashland shareholders who validly exercise dissenters’ rights) will be converted into and represent one share of ATB Holdings common stock. Prior to the merger of ATB Holdings with and into Marathon Domestic LLC described further below, ATB Holdings will distribute shares of New Ashland common stock to the holders of ATB Holdings common stock on the basis of one share of New Ashland common stock for each outstanding share of ATB Holdings common stock. Upon the closing of the merger of ATB Holdings with and into Marathon Domestic LLC, each outstanding share of ATB Holdings common stock will be converted into the right to receive a number of shares of Marathon common stock equal to the exchange ratio. The exchange ratio will equal $915 million divided by the product of (1) the Fair Market Value (defined below) and (2) the total number of shares of Ashland common stock issued and outstanding immediately prior to the closing. The exchange ratio is designed to provide that Ashland shareholders will receive an aggregate number of Marathon shares worth $915 million (or approximately $12.56 per Ashland share based on the number of Ashland shares outstanding as of March 31, 2005).

“Fair Market Value” means an amount equal to the average of the closing sale prices per share for Marathon common stock on the New York Stock Exchange as reported in The Wall Street Journal, Northeastern Edition, for each of the 20 consecutive trading days ending with the third complete trading day prior to the closing date (not counting the closing date).

Transaction Steps

The master agreement sets forth a series of steps necessary to complete the transactions. Following the satisfaction or waiver of the conditions to the transactions, it is anticipated that these steps will occur on the day of the closing of the transactions and in the following order:

•	MAP will redeem a portion of Ashland’s 38% interest in MAP for a redemption price of approximately $900 million plus an amount equal to 38% of the cash held by MAP as of the closing of the transactions. In this redemption of a portion of Ashland’s interest in MAP, which we refer to as the “partial redemption,” MAP will distribute cash and MAP accounts receivable to Ashland.

•	Ashland will contribute its maleic anhydride business and 60 VIOC centers to ATB Holdings.

•	Ashland will contribute its remaining interest in MAP, its 4% interest in LOOP LLC and its 8.62% interest in LOCAP LLC to ATB Holdings. Ashland’s interests in LOOP LLC and LOCAP LLC are related to the business conducted by MAP.

•	Ashland will merge with and into EXM LLC, which will be the surviving business entity of the merger and a wholly owned subsidiary of ATB Holdings. Each share of Ashland common stock (other than those shares held by shareholders validly asserting dissenters’ rights) will be converted into and represent one share of ATB Holdings common stock. We refer to this merger as the “reorganization merger.”

•	Marathon will arrange for a borrowing by ATB Holdings of approximately $1.9 billion, which will be expressly non-recourse to Ashland. ATB Holdings will contribute cash in an amount equal to the total amount of this borrowing to EXM LLC. We refer to this contribution as the “capital contribution.”

•	EXM LLC will merge with and into New Ashland, which will be the surviving business entity of the merger and a wholly owned subsidiary of ATB Holdings. We refer to this merger as the “conversion merger.”

•	ATB Holdings will distribute shares of New Ashland common stock to the holders of ATB Holdings common stock on the basis of one share of New Ashland common stock for each outstanding share of ATB Holdings common stock. We refer to this as the “distribution.”

•	ATB Holdings will merge with and into Marathon Domestic LLC, a wholly owned subsidiary of Marathon which will survive the merger. Each holder of ATB Holdings common stock will have the right to receive, for each share of ATB Holdings common stock, a pro rata amount of shares of Marathon common stock based on the exchange ratio described above (the “acquisition merger consideration”). We refer to this merger as the “acquisition merger.” The acquisition merger consideration and the shares of New Ashland common stock to be distributed pursuant to the distribution are together referred to as the “aggregate shareholder consideration.”

The Special Meeting (page 43)

The special meeting of Ashland shareholders will be held on     , 2005, at     , local time, at     . At the special meeting, Ashland shareholders will be asked to consider and vote on a proposal to approve the transactions and the transaction agreements.

At the close of business on the record date, Ashland’s directors and executive officers and their respective affiliates beneficially owned and were entitled to vote    shares of Ashland common stock, which represented    % of the shares of Ashland common stock outstanding on that date. Each Ashland director and executive officer has indicated his or her present intention to vote, or cause to be voted, the shares of Ashland common stock beneficially owned by him or her for the approval of the transactions and the transaction agreements.

Recommendation of the Ashland Board of Directors (page 61)

The Ashland board of directors has unanimously determined that the terms of the transactions are fair to and in the best interests of Ashland and its shareholders and has unanimously adopted and approved the transactions and the transaction agreements. The Ashland board of directors unanimously recommends that Ashland shareholders vote “FOR” the approval of the transactions and the transaction agreements.

Ashland’s Reasons for the Transactions (page 62)

Ashland’s board of directors and executive management believe the transactions, if completed, will provide superior value to all other alternatives available to Ashland with respect to its interest in MAP. Under the terms of the governing documents of MAP, Marathon has an option to purchase Ashland’s interest in MAP at a purchase price equal to the fair market value of the interest plus a 15% premium, and Ashland has an option to sell its interest at a purchase price equal to the fair market value of the interest less a 15% discount (10% to the extent the purchase price is paid in equity securities). The master agreement provides that the parties cannot exercise their respective options unless the master agreement is terminated in accordance with its terms. Ashland had and continues to have no intention of exercising its option to sell its interest in MAP. Therefore, the transactions eliminate the timing and valuation uncertainties should Marathon have exercised its option under the governing documents of MAP and also eliminate these uncertainties should Ashland change its intent with respect to its option. Ashland’s board of directors and executive management considered a variety of factors, including the adverse income tax consequences to Ashland of Marathon’s exercising its option, and, based on those considerations, believe that the transactions are superior to, and will provide more value to Ashland and its shareholders than, a taxable sale of its interest in MAP pursuant to Marathon’s option. In addition, Ashland’s board of directors and executive management believe the transactions complement Ashland’s strategic focus and are another step in Ashland’s strategy of transforming and improving its performance and financial dynamics by focusing on its wholly owned businesses.

Marathon’s Reasons for the Transactions (page 64)

Marathon’s board of directors believes that owning 100% of MAP will provide Marathon with the financial and strategic flexibility to capture and fund growth opportunities in its upstream, downstream and integrated gas business segments. Additionally, the transactions will increase Marathon’s ownership in the downstream business without the risks commonly associated with integrating a newly acquired business. In particular, Marathon’s board of directors believes that complete ownership of MAP provides Marathon the opportunity to leverage MAP’s access to premium U.S. markets where Marathon expects the levels of demand to remain high for the foreseeable future and where Marathon expects MAP will continue to have adequate sources of supply of crude oil and other feedstocks. In addition, Marathon’s board of directors believes that MAP provides Marathon with a source of cash flow that will enhance the geographical balance in Marathon’s overall risk portfolio. Further, Marathon anticipates the transactions will be accretive to earnings per share and cash flow. The transactions also eliminate the timing and valuation uncertainties associated with the exercise of Ashland’s and Marathon’s respective options under MAP’s governing documents and eliminate the potential that a misalignment of the interests of Ashland and Marathon, as co-owners of MAP, could adversely affect MAP’s future growth and financial performance.

Opinion of Ashland’s Financial Advisor (page 65)

In deciding to adopt and approve the transactions and the transaction agreements, the Ashland board of directors considered the written opinion, dated April 27, 2005, of its financial advisor, Credit Suisse First Boston LLC (“Credit Suisse First Boston”), to the effect that, as of that date and based upon and subject to the matters described in its opinion, the aggregate shareholder consideration to be received by Ashland shareholders pursuant to the distribution and the acquisition merger described in this proxy statement/prospectus was fair, from a financial point of view, to those shareholders. The full text of this opinion is attached as Annex I to this proxy statement/prospectus. Ashland urges you to read this opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations of the review undertaken. This opinion does not constitute a recommendation to any shareholder as to any matter relating to any of the transactions or transaction agreements.

Opinions of American Appraisal Associates, Inc. (page 79)

On March 18, 2004, American Appraisal Associates, Inc. (“AAA”) delivered written opinions addressed to the Marathon board of directors and provided to the Ashland board of directors regarding the satisfaction of specified solvency-related tests by Ashland, New Ashland and MAP before and immediately after the closing of the transactions. In a separate written opinion, dated April 27, 2005 (which updated an earlier opinion dated March 18, 2004) and addressed to the Marathon board of directors, AAA stated that, subject to the assumptions and limitations set forth in its opinion letter, in its opinion, as of the date of the letter, the combined value of the partial redemption, the capital contribution, the limitation on New Ashland’s liabilities for environmental losses and Marathon’s responsibility for specified tax liabilities arising from the consummation of the transactions is reasonably equivalent to the combined value of Ashland’s 38% interest in MAP, its maleic anhydride business and the 60 VIOC centers. The AAA opinions were provided for the information and assistance of the Marathon and Ashland boards of directors in connection with the transactions and transaction agreements and are not intended to be and do not constitute recommendations as to how any shareholder of Ashland should vote at the special meeting. The full text of the written opinions of AAA, which set forth the procedures followed, factors considered, assumptions and qualifications made and limitations on the review undertaken in connection with the opinions, are attached as Annexes J, K and L to this proxy statement/prospectus. We urge you to read the AAA opinions in their entirety.

Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (page 83)

In deciding to adopt and approve the transactions and the transaction agreements, the Ashland board of directors considered the written opinion, dated April 27, 2005, of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) addressed to the Ashland and New Ashland boards of directors, regarding the satisfaction of specified financial tests by New Ashland immediately after and giving effect to the transactions and on a pro forma basis. The opinion was provided for the information and assistance of the Ashland and New Ashland boards of directors in connection with the transactions and transaction agreements and is not intended to be and does not constitute a recommendation as to how any shareholder of Ashland should vote at the special meeting. The full text of the written opinion of Houlihan Lokey, which sets forth the procedures followed, factors considered, assumptions and qualifications made, and limitations on the review undertaken in connection with the opinion, is attached as Annex M to this proxy statement/prospectus. You are urged to read this opinion in its entirety.

Material U.S. Federal Income Tax Consequences (page 87)

The transactions have been structured to be generally tax-free to Ashland shareholders and tax-efficient to Ashland and New Ashland. The parties have entered into a closing agreement with the Internal Revenue Service with respect to various tax consequences of the transactions.

A tax under Section 355(e) of the Internal Revenue Code will be imposed on Marathon and possibly on New Ashland if, as of the date of the closing of the transactions, the fair market value of the New Ashland common stock exceeds Ashland’s tax basis in the New Ashland common stock. That tax basis cannot be determined with precision at this time because it depends, among other things, on the amount of taxable income Ashland generates before the closing of the transactions. In addition, under the closing agreement with the Internal Revenue Service the tax basis of the New Ashland common stock will be reduced by reason of the assumption by

New Ashland of certain contingent liabilities of Ashland. Ashland estimates that, based on the number of shares of Ashland common stock outstanding as of March 31, 2005, the basis reduction required by the closing agreement for those contingent liabilities will be approximately $2.34 per share of New Ashland common stock (comprised of $1.29 per share specified in the closing agreement for certain contingent liabilities plus approximately $1.05 per share estimated by Ashland based on the methodology and discount rate specified in the closing agreement for other contingent liabilities). Based on current estimates (including estimates of the basis reduction required by the closing agreement) and the number of shares of Ashland common stock outstanding as of March 31, 2005, Ashland estimates that the tax basis of the New Ashland common stock will be approximately $54.94 per share on the closing date. If on the closing date the value of a share of New Ashland stock exceeds its tax basis of approximately $54.94 (which would correspond to a value of approximately $67.50 per share of Ashland common stock, comprised of approximately $54.94 of New Ashland common stock and approximately $12.56 of Marathon common stock), a tax will be imposed under Section 355(e). The Section 355(e) tax will generally equal such excess multiplied by Ashland’s regular statutory corporate income tax rate. The amount, if any, of tax that will be imposed under Section 355(e) cannot be estimated at this time because it depends on the value of a share of New Ashland common stock on the closing date. Under the tax matters agreement among the parties, Marathon will bear the first portion of the Section 355(e) tax, if any, up to $200 million (which may be increased under certain circumstances), New Ashland will bear the next $175 million of any Section 355(e) tax, and New Ashland and Marathon will each bear 50% of any remaining Section 355(e) tax. The parties’ allocation of responsibility for the Section 355(e) tax should not be viewed as an expression of their expectations regarding the amount of that tax.

Regulatory Matters (page 90)

United States antitrust laws prohibit Ashland and Marathon from closing the transactions until they have furnished certain information and materials to the Antitrust Division of the Department of Justice and the Federal Trade Commission pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the applicable waiting period has expired or been terminated. On May 6, 2005 Ashland and Marathon each filed the required notification and report forms with the Antitrust Division and the Federal Trade Commission based on the amended structure. The Federal Trade Commission granted Ashland and Marathon’s request for early termination of the statutory waiting period applicable to the transactions, and the waiting period was terminated on May 13, 2005.

Accounting Treatment (page 91)

Marathon will account for the partial redemption and the acquisition merger as a purchase business combination under generally accepted accounting principles, with Marathon treated as the acquiring enterprise. Marathon will establish a new accounting basis for the tangible and identifiable intangible assets and liabilities of MAP, to the extent of the 38% of MAP not already owned by Marathon, based on the estimated fair values of those assets and liabilities at the closing date for the transactions. Marathon will record as goodwill any excess of the purchase price over the estimated fair values of the tangible and identifiable intangible assets and liabilities. Marathon will not amortize the goodwill but will test it periodically for impairment.

Ashland will account for the disposition of its interest in MAP, its maleic anhydride business and the 60 VIOC centers as a sale under generally accepted accounting principles. A gain will be recognized to the extent the approximately $3.715 billion of total consideration, plus an amount equal to 38% of the cash held by MAP as of the closing of the transactions, to be received by Ashland and its shareholders (including the $915 million of shares of Marathon common stock issued directly to Ashland shareholders, which will be reflected as a dividend) exceeds Ashland’s net book value of the businesses sold, estimated to be approximately $2.518 billion as of

March 31, 2005, and the expenses of the sale. Because none of the three businesses qualifies for treatment as discontinued operations, the gain will be recognized in income from continuing operations.

Rights of Dissenting Shareholders (page 92)

Under Kentucky law, if the transactions and the transaction agreements are approved by Ashland shareholders, any Ashland shareholder who objects to the reorganization merger (and therefore, the transactions and the transaction agreements) will be entitled to dissenters’ rights under Sections 271B.13-010 through 271B.13-310 of the Kentucky Business Corporation Act. To perfect dissenters’ rights, a shareholder must:

•	deliver to Ashland, prior to the shareholder vote at the special meeting to approve the transactions and the transaction agreements, a written notice of his or her intent to demand payment for his or her shares if the reorganization merger is completed;

•	not vote his or her shares in favor of the transactions and the transaction agreements; and

•	comply with the payment demand and other procedural requirements of the Kentucky Business Corporation Act.

Copies of Sections 271B.13-010 through 271B.13-310 of the Kentucky Business Corporation Act are attached as Annex H to this proxy statement/prospectus.

Use of Proceeds (page 94)

New Ashland intends to use the proceeds from the capital contribution, either at closing or as soon as reasonably practicable after the closing, to repurchase, repay or defease outstanding debt and to pay, or make payments in connection with the termination or renegotiation of, certain other financial obligations. New Ashland intends to use the proceeds from the partial redemption for general corporate purposes, which may include the funding of pension obligations and expanding its business through both internal growth and future business acquisitions.

Existing MAP Agreements (page 95)

MAP limited liability company agreement

Marathon Oil Company and Ashland, as the owners of MAP, are parties to a limited liability company agreement that establishes the governance provisions of MAP, including provisions addressing its term, the composition and operation of its board of managers, distributions and various other matters.

Asset transfer and contribution agreement

In connection with the formation of MAP, Ashland, Marathon Oil Company and MAP entered into an asset transfer and contribution agreement. This agreement provided for the contribution by Ashland and Marathon Oil Company of particular assets to MAP in exchange for membership interests and the assumption by MAP of certain liabilities. The agreement addresses various other matters related to the asset contribution, including representations and warranties of the parties, indemnification responsibilities and retained liabilities.

Put/call, registration rights and standstill agreement

Ashland, Marathon, Marathon Oil Company and MAP entered into a put/call, registration rights and standstill agreement which provides for various rights of the parties, including (1) the right of Marathon Oil Company to purchase all of Ashland’s membership interest in MAP on and after December 31, 2004, (2) the right of Ashland to sell all of its membership interest in MAP to Marathon Oil Company after December 31, 2004 and (3) the right of Ashland and Marathon Oil Company to purchase the membership interests of the other if such other party gives notice that it wants to terminate MAP. In addition, the agreement provides Ashland with demand registration rights with respect to Marathon Oil Company or Marathon securities issued to Ashland in exchange for its membership interest in a sale described in clause (2). During the term of the agreement, each of Ashland, Marathon and Marathon Oil Company also has agreed not to compete with businesses conducted by MAP, subject to various exceptions.

Interests of Directors and Executive Officers of Ashland (page 98)

In considering the recommendation of Ashland’s board of directors with respect to the transactions and the transaction agreements, Ashland shareholders should be aware that members of the Ashland board of directors and the executive officers of Ashland have the following interests in the transactions that are in addition to the interests of Ashland shareholders generally: immediately after the closing of the transactions, (1) all of the existing directors of Ashland are expected to serve as directors of New Ashland and receive the same compensation as before the closing of the transactions and (2) all of the existing executive officers of Ashland are expected to serve as the executive officers of New Ashland and receive the same compensation as before the closing of the transactions.

Treatment of Ashland Stock Options and Stock Appreciation Rights (page 99)

Outstanding Ashland stock options and Ashland stock appreciation rights under Ashland’s stock option and incentive plans will be adjusted to reflect the transactions. Pursuant to that adjustment, both the number of shares subject to each outstanding Ashland stock option and Ashland stock appreciation right and the applicable exercise price thereof will be appropriately and equitably adjusted to reflect the change in the fair market value of the Ashland common stock immediately before and immediately after the closing of the transactions in a manner that will preserve the aggregate exercise price and intrinsic value of each outstanding Ashland stock option and Ashland stock appreciation right immediately prior to the closing of the transactions. In addition, the shares of Ashland common stock reserved for issuance under Ashland’s stock option and incentive plans will be converted into the same number of shares of New Ashland common stock.

Unvested Ashland nonqualified stock options and Ashland stock appreciation rights granted to active employees of MAP, Marathon or their subsidiaries immediately prior to the closing of the transactions that are outstanding and unexercised immediately prior to the closing of the transactions, and were either (1) granted in 2001 or 2002 or (2) granted in 2003 and scheduled to vest on September 18, 2005, will become fully vested upon the closing of the transactions. These Ashland nonqualified stock options and Ashland stock appreciation rights, in addition to Ashland nonqualified stock options and Ashland stock appreciation rights granted to active employees of MAP, Marathon or their subsidiaries that are outstanding, vested and exercisable but remain unexercised immediately prior to the closing of the transactions, will remain exercisable for 90 days after the closing of the transactions. In addition, the Ashland nonqualified stock options and Ashland stock appreciation rights will be adjusted as described in the preceding paragraph.

Stock Exchange Listing of New Ashland Common Stock; Delisting and Deregistration of Ashland Common Stock (page 100)

The transactions are conditioned upon the shares of New Ashland common stock to be issued in connection with the transactions being approved for listing on the New York Stock Exchange or the Nasdaq National Market, subject to official notice of issuance. Ashland intends for the shares of New Ashland common stock to be listed on the New York Stock Exchange and the Chicago Stock Exchange. Ashland expects that the symbol under which Ashland common stock now trades (“ASH”) will continue to be used for the shares of New Ashland common stock. If the transactions are completed, Ashland common stock will cease to be listed on the New York Stock Exchange and the Chicago Stock Exchange and will be deregistered under the Securities Exchange Act of 1934.

Stock Exchange Listing of Marathon Common Stock (page 100)

The transactions are conditioned on the shares of Marathon common stock to be issued in connection with the transactions being approved for listing on the New York Stock Exchange, subject to official notice of issuance. Shares of Marathon common stock currently are listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Stock Exchange under the symbol “MRO.”

The Master Agreement (page 102)

The master agreement generally sets forth the framework and principal terms for effecting the transactions. In this proxy statement/prospectus, “master agreement” means the master agreement, as amended, unless the context requires otherwise. The rights and obligations of the parties to the master agreement are governed by the specific terms and conditions of the master agreement and not by any summary or other information in this proxy statement/ prospectus. Therefore, the information in this proxy statement/prospectus regarding the master agreement and the transactions is qualified in its entirety by reference to the master agreement itself and the amendment to the master agreement, copies of which are attached as Annex A to this proxy statement/prospectus.

Conditions to the closing of the transactions

Ashland and Marathon will close the transactions only if they satisfy or waive several conditions, including the following:

•	the receipt of the approval of Ashland’s shareholders;

•	the approval for listing on the New York Stock Exchange or the Nasdaq National Market of the shares of New Ashland common stock to be issued in the transactions and the approval for listing on the New York Stock Exchange of the shares of Marathon common stock to be issued in the transactions;

•	the receipt of any required consents or approvals under any applicable foreign antitrust law;

•	the absence of any legal restraints or prohibitions preventing the closing of the transactions;

•	the continued effectiveness under the Securities Act of the registration statements covering the offer of shares of ATB Holdings common stock, New Ashland common stock and Marathon common stock to be issued in the transactions; and

•	the receipt of updated solvency opinions from AAA and Houlihan Lokey.

Ashland’s obligation to close the transactions is also subject to satisfaction or waiver of additional conditions, including the following:

•	the correctness of the representations and warranties of Marathon contained in the master agreement, except for any inaccuracies that would not result in a material adverse effect on Marathon;

•	the performance by the Marathon parties in all material respects of their obligations under the transaction agreements;

•	Ashland’s receipt of irrevocable consents to the transactions from at least 90% of the aggregate principal amount of all series of debt issued under its indenture dated as of August 15, 1989, as amended (with the consent of 66 2/3% or more of the aggregate principal amount of a series constituting the consent for the entire series and the consent of less than 66 2/3% of any series not being considered the consent for any debt of that series);

•	the determination in good faith by the boards of directors of Ashland and ATB Holdings that the distribution by ATB Holdings of shares of New Ashland common stock in the transactions will be in compliance with all applicable laws relating to that distribution;

•	the absence of an undisclosed material adverse change with respect to Marathon;

•	MAP’s having accounts receivable with a total value at least equal to the amount of MAP accounts receivable to be distributed to Ashland in connection with the partial redemption; and

•	Ashland’s receipt of a certificate from Marathon regarding certain issues related to potential future sales of MAP accounts receivable.

Marathon’s obligation to close the transactions is also subject to satisfaction or waiver of additional conditions, including the following:

•	the correctness of the representations and warranties of Ashland contained in the master agreement, except for any inaccuracies that would not result in a material adverse effect on Ashland; and

•	the performance by the Ashland parties in all material respects of their obligations under the transaction agreements.

Termination of the master agreement

Ashland and Marathon may mutually agree at any time before the closing of the transactions to terminate the master agreement. Also, either company may terminate the master agreement, without the consent of the other, before the closing of the transactions if:

•	Ashland shareholders fail to approve the transactions and the transaction agreements;

•	the transactions are not completed by September 30, 2005 (the September 30, 2005 date is sometimes referred to in this proxy statement/prospectus as the “outside date for closing”);

•	any governmental entity prohibits the transactions; or

•	the other party breaches a representation, warranty or covenant contained in the master agreement that would give rise to the failure of a condition to closing set forth in the master agreement.

Ashland may terminate the master agreement if:

•	prior to the receipt of the approval of Ashland shareholders, Ashland’s board of directors receives a superior proposal and determines in good faith that the failure to terminate the master agreement would be reasonably likely to result in a breach of its fiduciary obligations, provided that various other conditions are also met.

Marathon may terminate the master agreement if:

•	prior to the receipt of the approval of Ashland shareholders, Ashland’s board of directors withdraws or modifies in a manner adverse to Marathon its recommendation that the Ashland shareholders approve the transactions and the transaction agreements;

•	prior to the receipt of the approval of Ashland shareholders, Ashland’s board of directors approves or recommends any competing proposal; or

•	prior to the receipt of the approval of Ashland shareholders, Ashland’s board of directors fails to reaffirm, within 10 business days of Marathon’s request to do so, its recommendation to Ashland shareholders that they approve the transactions and the transaction agreements.

Termination fee

Ashland has agreed to pay Marathon a $30 million termination fee and a $10 million expense reimbursement if the master agreement is terminated for any of the reasons specified in the immediately preceding four bullet points. These fees are also payable by Ashland to Marathon if any third party makes a competing proposal that has not been withdrawn at the time of the special meeting, thereafter the master agreement is terminated because the Ashland shareholders fail to approve the transactions and the transaction agreements and, within 15 months after such termination, Ashland enters into an agreement providing for, or completes, a competing proposal.

The Tax Matters Agreement (page 117)

The tax matters agreement addresses various tax issues relating to the transactions, including many customary issues that arise from separating members of a consolidated group through a spinoff, or combining companies in a merger. The tax matters agreement generally provides that New Ashland will file, and handle all administrative proceedings relating to, tax returns of the Ashland and New Ashland consolidated groups. Marathon will file, and handle all administrative proceedings relating to, tax returns of the Marathon consolidated group. The tax matters agreement provides that New Ashland will generally be responsible for the tax liabilities of the Ashland group of companies and the income taxes attributable to Ashland’s interest in MAP before the acquisition merger. Marathon will be responsible for the tax liabilities of the Marathon group of companies and all of the taxes attributable to MAP after the acquisition merger. If the transactions result in a tax liability to Ashland or New Ashland, other than a tax liability under Section 355(e) of the Internal Revenue Code, then the tax will be paid by New Ashland unless it is primarily attributable to the breach by Marathon of certain covenants or representations and would not have been imposed in the absence of such breach, in which case the tax will be paid by Marathon. However, if a tax is imposed on the transactions under Section 355(e) of the Internal Revenue Code, Marathon will bear the first portion of the Section 355(e) tax, if any, up to $200 million (which may be increased under certain circumstances), New Ashland will bear the next $175 million of any Section 355(e) tax, and New Ashland and Marathon will each bear 50% of any remaining Section 355(e) tax. In addition, the tax matters agreement addresses certain issues that are unique to the transactions arising from the determination that the tax deductions for certain contingent liabilities paid by New Ashland should be claimed by Marathon.

Assignment and Assumption Agreements (page 119)

As part of the transactions, Ashland will contribute its maleic anhydride business to ATB Holdings under an assignment and assumption agreement. The maleic anhydride business consists of Ashland’s maleic anhydride plant in Neal, West Virginia and its maleic anhydride marketing, distribution and sales operations. Under the agreement, Ashland will contribute to ATB Holdings specified real property, inventory, tangible personal property, intellectual property (including proprietary information and technology), permits, contracts, accounts receivable, records and other assets associated with the maleic anhydride business. ATB Holdings will assume from Ashland the liabilities associated with the assigned contracts and specified maleic anhydride product exchange agreements, as well as specified other liabilities relating to or arising out of the operation of the maleic anhydride business. Ashland will retain substantially all of the remaining liabilities of the maleic anhydride business as of the date of the closing of the transactions. Ashland has agreed not to compete with the maleic anhydride business for five years after the closing of the transactions. Ashland also has agreed to purchase substantially all of its requirements for maleic anhydride for the current capacity of Ashland’s six existing manufacturing facilities in North America from Marathon for five years after the closing of the transactions.

As part of the transactions, Ashland will contribute 60 VIOC centers located in Michigan and northwest Ohio to ATB Holdings under an assignment and assumption agreement. The VIOC centers are engaged in the business of marketing and selling quick-service engine oil change services, lubrication services, certain routine maintenance check services, preventive automotive maintenance services and related products and services. Under the agreement, Ashland will contribute to ATB Holdings specified real property, inventory, tangible personal property, permits, contracts, records and other assets associated with the VIOC centers’ business operations. ATB Holdings will assume from Ashland the liabilities associated with the assigned contracts and specified other liabilities relating to or arising out of the operation of the transferred assets. Ashland will retain substantially all of the remaining liabilities of the VIOC centers as of the date of the closing of the transactions. After the closing of the transactions, Marathon will operate the VIOC centers as a franchisee of Ashland under a series of franchise agreements.

Other Agreements (page 121)

On April 27, 2005, Ashland and National City Bank, the rights agent under Ashland’s shareholder rights agreement, amended that agreement to render the rights (as defined in the rights agreement) inapplicable to the transactions contemplated by the master agreement.

Effective March 18, 2004, MAP’s LLC agreement was amended to permit MAP to effect the partial redemption, to ensure that MAP has sufficient cash to effect the partial redemption and to address certain tax-related issues relating to the transactions.

Ashland and Marathon will enter into a maleic anhydride supply agreement under which Marathon will supply and Ashland will purchase substantially all of Ashland’s requirements of maleic anhydride for the current capacity of Ashland’s six existing manufacturing facilities in North America, subject to certain volume limits. The initial term of the agreement will be five years from the date of the closing of the transactions.

Ashland and Marathon will enter into a blanket license agreement that will make each of the 60 VIOC centers to be contributed by Ashland to ATB Holdings subject to Ashland’s standard license agreement, licensee supply agreement and licensee sign and equipment lease, with certain modifications. The blanket license agreement also will contain a provision generally barring Ashland for five years from the closing of the transactions from operating company-owned VIOC centers at any location in Michigan and in specified counties in Ohio where Marathon’s VIOC centers will be located. The term of the license for each VIOC center will be 15 years, with Marathon having the right to renew the license for two additional five-year terms.

Marathon will have the option to enter into a transition services agreement with Ashland under which, for a limited time, Ashland will perform specified support services relating to the maleic anhydride plant. The services to be provided include health, environmental and safety support services, accounting services and procurement services for various goods and services. The term of the agreement will be three months or such other term as may be agreed by the parties.

Comparison of Rights of Holders of Common Stock (page 133)

Upon the closing of the transactions, Ashland shareholders (other than those validly asserting dissenters’ rights) will own shares of New Ashland common stock and Marathon common stock. Ashland shareholders’ rights as shareholders of New Ashland common stock will be substantially similar to their existing rights as Ashland shareholders. Ashland shareholders’ rights as Marathon stockholders will be different from their rights as Ashland shareholders because of differences in the governing documents of Ashland and Marathon and differences in the laws of Kentucky and Delaware. These differences are described in detail under “Comparison of Rights of Holders of Common Stock.”

Dividend Policies

The holders of Ashland common stock receive dividends if and when declared by the Ashland board of directors out of legally available funds. Ashland has paid a quarterly cash dividend of $0.275 per share of common stock in each fiscal quarter beginning with the fiscal quarter ended December 31, 1994. After the closing of the transactions, New Ashland expects to continue paying quarterly cash dividends on a basis consistent with Ashland’s past practice. The declaration and payment of dividends, however, will depend upon a number of factors, including business conditions, New Ashland’s financial condition and results of operations, capital and reserve requirements, covenants in New Ashland’s debt instruments and New Ashland’s board of directors’ consideration of other relevant factors. Ashland and New Ashland have represented to Marathon that, as of March 18, 2004, the date of the signing of the original master agreement, Ashland had, and as of the date of the closing of the transactions New Ashland will have, no intention to declare a dividend or distribution (other than consistent with historical dividends) using proceeds received from the partial redemption or the capital contribution. Furthermore, from the date of the closing through the sixth anniversary of the closing date, New Ashland has agreed not to pay any dividend using proceeds from the transactions without Marathon’s consent if, at the time of the declaration or payment, New Ashland is or would be (after giving effect to the payment) insolvent under any applicable fraudulent transfer or conveyance law as determined in good faith by the New Ashland board of directors.

The holders of Marathon common stock receive dividends if and when declared by the Marathon board of directors out of legally available funds. Marathon has paid a quarterly dividend of $0.28 per share of common stock in each fiscal quarter beginning with the fiscal quarter ended December 31, 2004 and previously paid a quarterly dividend of $0.25 per share of common stock in each fiscal quarter beginning with the fiscal quarter ended September 30, 2003. After the closing of the transactions, Marathon expects to continue paying quarterly cash dividends on a basis consistent with its past practice. The declaration and payment of dividends, however, will be subject to the approval of Marathon’s board of directors, after consideration of a number of factors, including Marathon’s financial condition and results of operations.

Selected Historical Financial Data of Ashland

The following is a summary of selected financial data of Ashland for each of the years in the five-year period ended September 30, 2004 and the six-month periods ended March 31, 2005 and March 31, 2004. The operating results for the six-month period ended March 31, 2005 are not necessarily indicative of results for the full fiscal year ending September 30, 2005. The selected financial data of Ashland has been derived from the audited consolidated financial statements and related notes of Ashland for each of the years in the five-year period ended September 30, 2004, and the unaudited consolidated financial statements for the six months ended March 31, 2005 and March 31, 2004. This information is only a summary and is qualified in its entirety by reference to, and should be read in conjunction with, the historical consolidated financial statements of Ashland and the related notes included in previous filings with the SEC and incorporated by reference into this proxy statement/prospectus.

Ashland Inc. and Consolidated Subsidiaries

	Six months ended March 31		Years Ended September 30
(In millions except per share data)	2005	2004	2004	2003	2002	2001	2000
Sales and operating revenues	$4,239	$3,761	$8,301	$7,566	$7,390	$7,544	$7,785
Income from continuing operations	126	27	398	94	115	390	272
Per common share:
Basic	1.75	0.39	5.69	1.37	1.67	5.60	3.84
Diluted	1.72	0.39	5.59	1.37	1.64	5.54	3.83
Total assets	7,815	6,902	7,502	7,006	6,722	7,128	6,824
Long-term debt (including current portion)	1,334	1,542	1,508	1,614	1,797	1,871	1,981
Cash dividends per common share	0.55	0.55	1.10	1.10	1.10	1.10	1.10

Selected Unaudited Pro Forma Financial Data of New Ashland

The following selected unaudited pro forma financial data of New Ashland should be read in conjunction with the historical consolidated financial statements of Ashland and the related notes included in previous filings with the Securities and Exchange Commission and incorporated by reference into this proxy statement/prospectus and with the unaudited condensed pro forma financial statements and related notes included in this proxy statement/prospectus beginning on page 153. This information is based on the historical financial statements of Ashland and its consolidated subsidiaries, adjusted to give effect to the transactions, as well as the use of a portion of the proceeds to repay substantially all of Ashland’s outstanding debt, purchase certain assets currently under operating leases, and repurchase certain accounts receivable sold under Ashland’s sale of receivables program. The unaudited condensed pro forma income statements were adjusted to reflect these items as if they occurred at October 1, 2003. The unaudited condensed pro forma balance sheet reflects these items as if they occurred at March 31, 2005. In addition, the unaudited condensed pro forma balance sheet reflects the use of $100 million of proceeds from the transactions to fund a contribution to Ashland’s pension plan at March 31, 2005. The pro forma adjustments are based on available information and certain assumptions that Ashland executive management believes are reasonable and are described in the related notes.

The selected unaudited pro forma financial data is provided for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had occurred on October 1, 2003 or March 31, 2005. You should not rely on the selected unaudited pro forma financial data as being indicative of the historical operating results that New Ashland would have achieved or any future operating results or financial position that it will experience after the transactions close.

New Ashland and Consolidated Subsidiaries

(In millions except per share data)	Six months ended March 31, 2005	Year ended September 30, 2004
Sales and operating revenues	$4,214	$8,254
Income from continuing operations	36	229
Per common share:
Basic	0.51	3.27
Diluted	0.50	3.22
Total assets	6,346
Long-term debt (including current portion)	13

Selected Historical Financial Data of Marathon

The following is a summary of selected financial data of Marathon for each of the years in the five-year period ended December 31, 2004 and the three-month periods ended March 31, 2005 and 2004. The selected financial data of Marathon has been derived from the audited consolidated financial statements and related notes of Marathon for each of the years in the five-year period ended December 31, 2004 and the unaudited consolidated financial statements for the three months ended March 31, 2005 and 2004. Prior to December 31, 2001, Marathon had two outstanding classes of common stock: USX—Marathon Group common stock (Marathon common stock), which was intended to reflect the performance of Marathon’s energy business, and USX—U.S. Steel Group common stock (Steel stock), which was intended to reflect the performance of Marathon’s steel business. This information is only a summary and is qualified in its entirety by reference to, and should be read in conjunction with, the historical consolidated financial statements and related notes of Marathon included in previous filings with the Securities and Exchange Commission and incorporated by reference into this proxy statement/prospectus.

	Three Months Ended March 31,		Year Ended December 31,
(In millions except per share data)	2005	2004	2004	2003	2002	2001	2000
Total revenues and other income	$13,010	$10,693	$49,907	$41,234	$31,555	$33,062	$33,486
Income from continuing operations	324	258	1,257	1,012	507	1,405	435
Per common share—basic	0.94	0.83	3.74	3.26	1.63	4.54	1.40
Per common share—diluted	0.93	0.83	3.72	3.26	1.63	4.54	1.40
Total assets	23,714	20,491	23,423	19,482	17,812	16,129	17,151
Notes payable	—	76	—	—	—	—	80
Long-term debt (including current portion)	4,049	4,128	4,073	4,357	4,571	3,647	2,085
Cash dividends per Marathon common stock share	0.28	0.25	1.03	0.96	0.92	0.92	0.88
Cash dividends per Steel stock share	—	—	—	—	—	0.55	1.00

Selected Unaudited Pro Forma Financial Data of Marathon

The following selected unaudited pro forma financial data of Marathon should be read in conjunction with the historical consolidated financial statements of Marathon and the related notes included in previous filings with the Securities and Exchange Commission and incorporated by reference into this proxy statement/ prospectus and with the unaudited condensed pro forma financial statements and related notes included in this proxy statement/prospectus beginning on page 158. This information is based on the historical financial statements of Marathon adjusted to give effect to the transactions. The unaudited condensed pro forma balance sheet reflects the transactions as if they occurred on March 31, 2005. The unaudited condensed pro forma income statements were adjusted to reflect the transactions as if they occurred on January 1, 2004. The pro forma adjustments are based on available information and certain assumptions that Marathon executive management believes are reasonable and are described in the related notes. The selected unaudited pro forma financial data is provided for illustrative purposes only. Marathon may have performed differently had the transactions actually occurred on January 1, 2004. You should not rely on the selected unaudited pro forma financial data as being indicative of the historical results that Marathon would have achieved or the future results that it will experience after the transactions close.

(In millions except per share data)	Three Months Ended March 31, 2005	Year Ended December 31, 2004
Total revenues and other income	$13,033	$49,982
Income from continuing operations	359	1,548
Per common share:
Basic	0.96	4.23
Diluted	0.95	4.21
Total assets	25,095
Notes payable	1,900
Long-term debt (including current portion)	4,049

Comparative Per Share Information

The following table sets forth income from continuing operations, cash dividends and book value per common share amounts for Ashland and Marathon on a historical basis, New Ashland and Marathon on a pro forma basis after giving effect to the transactions and New Ashland on a pro forma basis per Ashland-equivalent common share after giving effect to the transactions. The historical per share information is derived from the audited financial statements as of and for the year ended September 30, 2004, in the case of Ashland, and December 31, 2004, in the case of Marathon, and the unaudited financial statements as of and for the six months ended March 31, 2005, in the case of Ashland, and the three months ended March 31, 2005, in the case of Marathon. The New Ashland pro forma per share data is derived from the New Ashland unaudited condensed pro forma financial statements and related notes included in this proxy statement/prospectus. See the sections of this proxy statement/prospectus entitled “New Ashland Unaudited Condensed Pro Forma Financial Statements” and “Notes to New Ashland Unaudited Condensed Pro Forma Financial Statements” beginning on pages 153 and 157, respectively, for a complete explanation of the New Ashland unaudited condensed pro forma financial statements. The Marathon pro forma per share data is derived from the Marathon unaudited condensed pro forma financial statements and related notes included in this proxy statement/prospectus. See the sections of this proxy statement/prospectus entitled “Marathon Unaudited Condensed Pro Forma Financial Statements” and “Notes to Marathon Unaudited Condensed Pro Forma Financial Statements” beginning on pages 158 and 162, respectively, for a complete explanation of the Marathon unaudited condensed pro forma financial statements. The New Ashland pro forma per Ashland-equivalent common share shows the effect of the transactions on a pro forma basis from the perspective of an owner of Ashland common stock. The New Ashland pro forma per Ashland-equivalent common share information for income from continuing operations and cash dividends is computed by multiplying relevant Marathon pro forma per share information for the six months ended March 31, 2005 and the year ended September 30, 2004 provided by Marathon to Ashland by an exchange ratio of 0.266676 and adding this to the relevant New Ashland pro forma per share information. The New Ashland pro forma per Ashland-equivalent common share information for book value per common share is computed by multiplying relevant Marathon pro forma per share information as of March 31, 2005 provided by Marathon to Ashland by an exchange ratio of 0.266676 and adding this to the relevant New Ashland pro forma per share information. These exchange ratios are calculated pursuant to the terms of the master agreement as if the closing of the transactions occurred on May 13, 2005.

You should read the information below together with the financial statements and related notes of Ashland and Marathon contained in the annual reports and other information that has been filed with the SEC and incorporated by reference in this proxy statement/prospectus and with the unaudited condensed pro forma financial statements referred to above. See “Where You Can Find More Information” on page 166.

	Six Months Ended March 31, 2005	Year Ended September 30, 2004
Ashland historical data, per common share
Income from continuing operations— basic	$ 1.75	$ 5.69
Income from continuing operations—diluted	$ 1.72	$ 5.59
Cash dividends	$ 0.55	$ 1.10
Book value at end of period	$39.78	—
New Ashland pro forma data per common share
Income from continuing operations—basic	$ 0.51	$ 3.27
Income from continuing operations—diluted	$ 0.50	$ 3.22
Cash dividends	$ 0.55	$ 1.10
Book value at end of period	$49.73	—

	Three Months Ended March 31, 2005	Year Ended December 31, 2004
Marathon historical data per common share
Income from continuing operations—basic	$ 0.94	$ 3.74
Income from continuing operations—diluted	$ 0.93	$ 3.72
Cash dividends	$ 0.28	$ 1.03
Book value at end of period	$24.09	—
Marathon pro forma data per common share
Income from continuing operations—basic	$ 0.96	$ 4.23
Income from continuing operations—diluted	$ 0.95	$ 4.21
Cash dividends	$ 0.28	$ 1.03
Book value at end of period	$25.30	—

	Six Months Ended March 31, 2005	Year Ended September 30, 2004
New Ashland pro forma data per Ashland-equivalent common share
Income from continuing operations—basic	$ 1.12	$ 4.20
Income from continuing operations—diluted	$ 1.10	$ 4.14
Cash dividends	$ 0.70	$ 1.37
Book value at end of period	$56.47	—

Comparative Per Share Market Price and Dividend Information

Shares of Ashland common stock are listed for trading on the New York Stock Exchange and the Chicago Stock Exchange under the symbol “ASH,” and shares of Marathon common stock are listed for trading on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Stock Exchange under the symbol “MRO.” The following table sets forth the high, low and last reported sale prices per share of Ashland common stock and Marathon common stock, as reported on the New York Stock Exchange Composite Transactions Tape on March 18, 2004, the last full trading day prior to the public announcement of the original master agreement, on April 27, 2005, the last full trading day prior to the public announcement of the modifications to the transactions effected by the amendments to the master agreement and the tax matters agreement, and on     , 2005, the last trading day that this information could be calculated prior to the date of this proxy statement/prospectus.

	Ashland Common Stock			Marathon Common Stock
	High	Low	Close	High	Low	Close
March 18, 2004	$46.82	$46.15	$46.71	$35.47	$34.92	$35.41
April 27, 2005	$65.77	$63.92	$64.10	$48.25	$46.50	$47.25
, 2005

The following table sets forth, for the periods indicated, cash dividends and the high and low sales prices per share of Ashland common stock and Marathon common stock, as reported on the New York Stock Exchange Composite Transactions Tape. This table does not include information related to Steel stock. For current price information, you should consult publicly available sources.

	Ashland Common Stock			Marathon Common Stock
	High	Low	Dividends Paid	High	Low	Dividends Paid
CALENDAR PERIOD

2000
First Quarter	$35.63	$28.63	$0.275	$27.25	$20.69	$0.21
Second Quarter	37.06	31.19	0.275	29.19	22.81	0.21
Third Quarter	37.19	31.44	0.275	29.63	23.50	0.23
Fourth Quarter	36.24	30.63	0.275	30.38	25.25	0.23
2001
First Quarter	41.35	34.39	0.275	29.99	25.85	0.23
Second Quarter	44.25	37.15	0.275	33.73	26.23	0.23
Third Quarter	44.05	35.53	0.275	32.75	24.95	0.23
Fourth Quarter	46.54	37.60	0.275	30.35	25.27	0.23
2002
First Quarter	46.98	43.04	0.275	30.30	26.85	0.23
Second Quarter	45.61	37.11	0.275	29.90	25.61	0.23
Third Quarter	41.20	26.29	0.275	27.20	21.01	0.23
Fourth Quarter	30.70	23.60	0.275	23.47	18.82	0.23
2003
First Quarter	30.37	25.91	0.275	24.30	19.85	0.23
Second Quarter	33.85	28.66	0.275	27.20	22.48	0.23
Third Quarter	34.51	30.27	0.275	29.47	24.92	0.25
Fourth Quarter	44.55	33.22	0.275	33.61	28.50	0.25
2004
First Quarter	52.20	43.73	0.275	36.31	30.30	0.25
Second Quarter	53.35	44.25	0.275	37.87	32.00	0.25
Third Quarter	56.71	48.40	0.275	41.60	33.55	0.25
Fourth Quarter	60.17	53.80	0.275	42.60	36.03	0.28
2005
First Quarter	68.85	54.72	0.275	49.31	35.52	0.28
Second Quarter (through May 17, 2005)	69.88	61.45	—	51.34	43.49	0.28

RISK FACTORS

In addition to the other information included in the section of this proxy statement/prospectus entitled “Disclosure Regarding Forward-Looking Statements” or incorporated by reference in this proxy statement/prospectus and the risks that apply to most businesses, including risks of competition, market conditions, availability of supplies, foreign exchange, product liability in excess of insurance and reliance on employees, you should consider carefully the matters described below in determining whether to vote to approve the transactions and the transaction agreements.

Risks Related to the Transactions

Regulatory agencies may prevent the closing of the transactions by failing to give required approvals or may delay or impose conditions on the closing of the transactions, which may diminish the anticipated benefits of the transactions.

The closing of the transactions is conditioned on the satisfaction of certain regulatory matters described in the section of this proxy statement/prospectus entitled “The Transactions—Regulatory Matters”.

While we intend to pursue vigorously all required governmental approvals, the requirement to receive these approvals before the transactions are closed could prevent or delay the closing of the transactions, possibly for a significant period of time after Ashland shareholders have approved the transactions and the transaction agreements at the special meeting. Any delay in the closing of the transactions could diminish the anticipated benefits of the transactions or result in additional transaction costs or other effects associated with uncertainty about the transactions. In addition, these governmental agencies may attempt to condition their approval of the transactions on the imposition of conditions that could have a material adverse effect on Ashland’s or Marathon’s operating results or the value of New Ashland’s or Marathon’s common stock after the closing of the transactions.

Failure to close the transactions could have an adverse impact on Ashland’s stock price.

If the closing of the transactions does not occur for any reason, Ashland’s stock price may decline:

•	to the extent that the current market price of Ashland common stock reflects a positive market assumption that the transactions will close; and

•	because of market speculation as to the reasons the transactions did not close.

In addition, under certain circumstances, Ashland may be required to pay to Marathon the $30 million termination fee and the $10 million expense reimbursement.

Ashland could incur material U.S. Federal income tax liabilities in connection with the transactions, which would reduce New Ashland’s cash flows and profitability and could impair its financial condition.

A tax under Section 355(e) of the Internal Revenue Code will be imposed on Marathon and possibly on New Ashland if, as of the date of the closing of the transactions, the fair market value of the New Ashland common stock exceeds Ashland’s tax basis in the New Ashland common stock. That tax basis cannot be determined with precision at this time because it depends, among other things, on the amount of taxable income Ashland generates before the closing of the transactions. In addition, under the closing agreement with the Internal Revenue Service the tax basis of the New Ashland common stock will be reduced by reason of the assumption by New Ashland of certain contingent liabilities of Ashland. Ashland estimates that, based on the number of shares of Ashland common stock outstanding as of March 31, 2005, the basis reduction required by the closing agreement for those contingent liabilities will be approximately $2.34 per share of New Ashland common stock (comprised of $1.29 per share specified in the closing agreement for certain contingent liabilities plus approximately $1.05 per share estimated by Ashland based on the methodology and discount rate specified in the closing agreement for other contingent liabilities). Based on current estimates (including estimates of the basis reduction required by the closing agreement) and the number of shares of Ashland common stock outstanding as of March 31, 2005, Ashland estimates that the tax basis of the New Ashland common stock will be approximately $54.94 per share on the closing date. If on the closing date the value of a share of New Ashland stock exceeds its tax basis of approximately $54.94 (which would correspond to a value of approximately $67.50 per share of Ashland common stock, comprised of approximately $54.94 of New Ashland common stock and approximately $12.56 of Marathon common stock), a tax will be imposed under Section 355(e). The Section 355(e) tax will generally equal such excess multiplied by Ashland’s regular statutory corporate income tax rate. The amount, if any, of tax that will be imposed under Section 355(e) cannot be estimated at this time because it depends on the value of a share of New Ashland common stock on the closing date. Under the tax matters agreement among the parties, Marathon will bear the first portion of the Section 355(e) tax, if any, up to $200 million (which may be increased under certain circumstances), New Ashland will bear the next $175 million of any Section 355(e) tax, and New Ashland and Marathon will each bear 50% of any remaining Section 355(e) tax. The parties’ allocation of responsibility for the Section 355(e) tax should not be viewed as an expression of their expectations regarding the amount of that tax. See the section of this proxy statement/prospectus entitled “The Transactions—Material U.S. Federal Income Tax Consequences of the Transactions.”

If Ashland does not receive consent to the transactions from holders of the requisite amount of each series of its public debt, Ashland may have a right to terminate the transactions which could have an adverse impact on Ashland’s stock price.

Ashland’s obligation to proceed with the transactions is conditioned on Ashland’s obtaining the consents or deemed consents, or having defeased, purchased, retired or acquired debt, of series representing at least 90% in aggregate principal amount outstanding of the debt issued under its indenture dated as of August 15, 1989, as amended and restated (the “Ashland Public Indenture”). At March 31, 2005, there was an aggregate of approximately $1,149,130,000 of such public debt outstanding. Ashland has the unilateral right to waive this condition. If Ashland does not receive the required consents and has used its reasonable best efforts to obtain the consents by the outside date for closing, it will have the right to terminate the transactions, which could cause Ashland’s stock price to decline.

If Ashland is required or elects to proceed with the transactions, it may be determined to have violated, or may be unable to comply with, certain restrictions in the terms of its public debt which could result in significant additional costs and adversely impact Ashland’s ability to obtain future financing.

If the conditions to Ashland’s obligation to proceed with the transactions are satisfied or waived but any one or more series of Ashland public debt does not consent to the transactions, there is a risk that holders of a non-consenting series may assert the transactions fail to comply with the terms of the Ashland Public Indenture, or a risk that Ashland will be unable to comply with certain requirements of the Ashland Public Indenture in connection with the transactions. If the transactions are completed without the consent of each series of public debt and holders of Ashland public debt were to assert successfully that completing the transactions as currently structured failed to comply with the terms of Ashland’s public debt, or if Ashland is unable to comply with any such requirements, then Ashland could be in default under the Ashland Public Indenture, which could result in such indebtedness and other indebtedness of Ashland being in default and accelerated. Although following completion of the transactions Ashland should have sufficient funds from the transactions to repay any such indebtedness that becomes due, Ashland may be required to incur significant additional transaction costs, including to defend any legal action by holders of such indebtedness. In addition, any determination that Ashland failed to comply with the terms of its public debt could adversely impact Ashland’s ability to obtain future financing, particularly in the public markets.

New Ashland’s creditors or their representatives could challenge the transactions as a fraudulent transfer or conveyance under certain circumstances. If the transactions were found to be a fraudulent transfer or conveyance, Marathon might be required to provide additional consideration to New Ashland or to return to New Ashland a portion of the interest in MAP, and either of those results could cause the trading price of Marathon’s common stock, including the shares to be issued in the transactions, to decline materially.

In a bankruptcy case or lawsuit initiated by one or more creditors or a representative of creditors of New Ashland after the closing of the transactions, a court may review the transactions under the fraudulent transfer provisions of the U.S. Bankruptcy Code and comparable provisions of state fraudulent transfer or conveyance laws. Under these laws, the transactions would be deemed fraudulent if the court determined that the transactions were undertaken for the purpose of hindering, delaying or defrauding creditors or that the transactions were constructively fraudulent. If the transactions were found to be a fraudulent transfer or conveyance, Marathon might be required to provide additional consideration to New Ashland or to return to New Ashland all or a portion of the interest in MAP, the maleic anhydride business and the 60 VIOC centers. In either case, the value of Marathon’s common stock, including the shares to be issued in the transactions, could decline materially.

Under the U.S. Bankruptcy Code and the laws of most states, the transactions could be held to be constructively fraudulent if the court determined that:

•	Ashland (or New Ashland) received less than “reasonably equivalent value” or, in some jurisdictions, less than “fair consideration” or “valuable consideration”; and

•	Ashland (or New Ashland):

•	was insolvent at the time of the transfer or was rendered insolvent by the transfer;

•	was engaged, or was about to engage, in a business or transaction for which its remaining property constituted unreasonably small capital; or

•	intended to incur, or believed it would incur, debts beyond its ability to pay as those debts matured.

In the transactions, $915 million will be delivered to Ashland shareholders (in the form of shares of Marathon common stock) and not to Ashland or New Ashland. In order to help establish that Ashland and New Ashland will receive reasonably equivalent value or fair consideration from Marathon in the transactions, Marathon has obtained a written opinion from a nationally recognized solvency appraisal firm, AAA, to the effect that Ashland and New Ashland will receive amounts that will be reasonably equivalent to the combined value of Ashland’s interest in MAP, the maleic anhydride business and the 60 VIOC centers. Marathon intends to have this opinion updated as of the closing of the transactions. However, the valuation of any business involves numerous assumptions and uncertainties. Accordingly, a court could reach a different result than AAA and find that Ashland and New Ashland did not receive reasonably equivalent value or fair consideration in the transactions.

In order to address the insolvency element referred to above, Ashland and Marathon have each obtained opinions, from Houlihan Lokey and AAA, respectively, based on the information provided to each firm and subject to specified assumptions, including assumptions relating to Ashland’s asbestos-related liabilities and its insurance coverages. AAA’s opinion addressed Ashland’s satisfaction of specified financial tests before the transactions, and New Ashland’s satisfaction of specified financial tests immediately after the transactions. Houlihan Lokey’s opinion addressed New Ashland’s satisfaction of specified financial tests immediately after the transactions. These opinions will be updated as of the closing of the transactions, and the closing of the transactions is conditioned on receipt of these updated opinions. However, both such opinions relate solely to specific financial tests that Ashland and Marathon believe support the insolvency analysis. A determination of solvency involves numerous assumptions and uncertainties, particularly when the determination involves assessments with respect to the valuation of asbestos-related liabilities and other contingent liabilities, as well as insurance recoveries. Accordingly, it is possible that a court would find that Ashland was insolvent before the transactions, or that New Ashland was rendered insolvent by the transactions.

The master agreement contains provisions that may discourage companies from trying to acquire Ashland in an acquisition that might result in greater value to Ashland shareholders than the transactions or that an Ashland shareholder may consider in his or her best interest, which could have an adverse impact on Ashland’s stock price.

The master agreement contains provisions that may discourage a third party from submitting a business combination proposal to Ashland or otherwise seek to acquire Ashland in an acquisition that might result in greater value to Ashland shareholders than the transactions or that an Ashland shareholder may consider in his or her best interest, which could have an adverse impact on Ashland’s stock price. In addition, the “no solicitation” provisions in the master agreement prohibit Ashland from soliciting any competing business combination proposal relating to Ashland. If the master agreement is terminated by Ashland or Marathon in circumstances that obligate Ashland to pay to Marathon the $30 million termination fee and the $10 million expense reimbursement fee, Ashland’s financial condition will be adversely affected as a result of the payment of these fees, which might deter third parties from proposing alternative business combination proposals. See the section of this proxy statement/prospectus entitled “The Transactions—The Master Agreement—Termination; Effect of Termination; Termination Fees.”

Risks Related to New Ashland and its Business

New Ashland has no operating history as an independent company and will not have access to the cash flow from the businesses transferred to Marathon, which could adversely impact New Ashland’s revenues and operating results.

New Ashland, in the form in which it will exist after the closing of the transactions, does not have an independent history as a stand-alone public company. The interest in MAP, the maleic anhydride business and the 60 VIOC centers have generated funds from operations that have been used in the businesses that will be operated by New Ashland and for Ashland’s general corporate purposes. In each of the last three full fiscal years, distributions from MAP have represented a majority of Ashland’s operating cash flows. Following the closing of the transactions, New Ashland will not have access to the cash flow from the interest in MAP, the maleic anhydride business or the 60 VIOC centers, which could adversely impact New Ashland’s revenues and operating results.

The actual financial position and results of operations of New Ashland may differ significantly and adversely from the pro forma amounts reflected in this proxy statement/prospectus.

Assuming the closing of the transactions, the actual financial position and results of operations of New Ashland may differ, perhaps significantly and adversely, from the pro forma amounts reflected in the New Ashland Unaudited Pro Forma Combined Condensed Financial Statements included in this proxy statement/prospectus due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results between the date of the pro forma financial data and the date of the closing of the transactions.

New Ashland will be responsible for, and have financial exposure to, Ashland’s liabilities from claims alleging personal injury caused by exposure to asbestos, which would reduce New Ashland’s cash flows and profitability and could impair its financial condition.

Ashland is subject to liabilities from claims alleging personal injury caused by exposure to asbestos. Such claims result primarily from indemnification obligations undertaken in 1990 in connection with the sale of Riley Stoker Corporation (“Riley”), a former subsidiary. Although Riley was neither a producer nor a manufacturer of asbestos, its industrial boilers contained some asbestos-containing components provided by other companies. As a result of the transactions, New Ashland will be responsible for, and have financial exposure to, these liabilities, which could reduce New Ashland’s cash flows and profitability and impair its financial condition. For a description of the claims alleging personal injury caused by exposure to asbestos, which number approximates 189,000, and the associated reserves and available insurance, see “Note G. Litigation, Claims and Contingencies” to Ashland’s condensed consolidated financial statements contained in its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2005, which is incorporated by reference in this proxy statement/prospectus.

New Ashland will be responsible for, and have financial exposure to, Ashland’s other liabilities, which would reduce New Ashland’s cash flows and profitability and could impair its financial condition.

As a result of the transactions, New Ashland will be responsible for, and have financial exposure to, all of the asbestos-related liabilities, substantially all of the environmental liabilities (other than certain liabilities relating to MAP) and other liabilities of Ashland and its subsidiaries other than liabilities incurred by ATB Holdings in connection with the transactions.

Additionally, claimants might seek to hold Marathon liable for obligations of New Ashland. New Ashland has agreed to indemnify Marathon for liabilities and costs that Marathon may incur relating to New Ashland’s liabilities (other than certain liabilities relating to MAP). See the section of this proxy statement/prospectus entitled “The Master Agreement—Indemnification.”

New Ashland will have limited use of the proceeds from the partial redemption and the capital contribution to pay dividends or other distributions or complete share repurchases which could have an adverse impact on New Ashland’s stock price.

Ashland and New Ashland have represented to Marathon that, as of March 18, 2004, the date of the signing of the original master agreement, Ashland had, and as of the date of the closing of the transactions New Ashland will have, no intention to declare a dividend or distribution (other than consistent with historical dividends) or to complete a share repurchase using proceeds received from the partial redemption or the capital contribution, and that Ashland intends and New Ashland will intend to use the proceeds from the capital contribution, either at closing or as soon as reasonably practicable after the closing, to repurchase, repay or defease outstanding indebtedness and to pay, or make payments in connection with the termination or renegotiation of, certain other financial obligations. In addition, from the date of the closing of the transactions through the sixth anniversary of the closing, New Ashland has agreed not to pay any dividend or other distribution or repurchase shares of its common stock using proceeds received from the transactions without the consent of Marathon if, at the time of the declaration or payment, New Ashland is or would be (after giving effect to the payment) insolvent under any applicable fraudulent transfer or conveyance law as determined in good faith by New Ashland’s board of directors in accordance with its fiduciary duties under applicable law. In addition, any share repurchases must comply with Internal Revenue Service Revenue Procedure 96-30, which generally requires that (i) the shares be repurchased in the open market and (ii) New Ashland would not intend to repurchase more than 20% of its outstanding shares. New Ashland’s limited use of the proceeds from the partial redemption and the capital contribution to pay dividends or other distributions or complete share repurchases could have an adverse impact on New Ashland’s stock price.

New Ashland may not be able to successfully use the proceeds of the partial redemption in a value-generating manner which could reduce its future rate of growth, profitability and operating results.

New Ashland may use the cash proceeds from the partial redemption for general corporate purposes, which may include the funding of pension obligations and expanding its business through both internal growth and future business acquisitions. New Ashland may not be able to successfully identify uses for those proceeds that will generate value for New Ashland and its shareholders which could reduce New Ashland’s future rate of growth. In addition, in connection with possible future business acquisitions, the process of integrating acquired operations into New Ashland’s existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of its business which could reduce New Ashland’s profitability and operating results.

Ashland has incurred and New Ashland will incur substantial operating costs and capital expenditures as a result of environmental and health and safety liabilities and requirements, particularly relating to their chemical businesses, which could reduce New Ashland’s results of operations and profitability.

Ashland is, and New Ashland will be, subject to various U.S. and foreign laws and regulations relating to environmental protection and worker health and safety. These laws and regulations regulate discharges of pollutants into the air and water, the management and disposal of hazardous substances and the cleanup of contaminated properties. The costs of complying with these laws and regulations can be substantial and may increase as applicable requirements become more stringent and new rules are implemented. If New Ashland violates the requirements of these laws and regulations, it may be forced to pay substantial fines, to complete additional costly projects, or to modify or curtail its operations to limit contaminant emissions.

After the transactions, New Ashland will be responsible for, and have financial exposure to, substantially all of the environmental liabilities (other than certain liabilities relating to MAP) and other liabilities of Ashland and its subsidiaries. Ashland is currently investigating and remediating a number of its current and former properties. At March 31, 2005, such locations included 91 waste treatment or disposal sites where Ashland has been identified as a potentially responsible party under Superfund or similar state laws, approximately 130 current and former operating facilities (including certain facilities conveyed to MAP) and about 1,220 service station properties. Ashland’s environmental remediation costs were approximately $13 million for the six months ended March 31, 2005. Ashland’s reserves for environmental remediation amounted to $157 million at March 31, 2005 and reflect its estimates of the most likely costs that will be incurred over an extended period to remediate identified conditions for which the costs are reasonably estimable, without regard to any third-party recoveries. Engineering studies, probability techniques, historical experience and other factors are used to identify and evaluate remediation alternatives and their related costs in determining the estimated reserves for environmental remediation. Environmental remediation reserves are subject to numerous inherent uncertainties that affect Ashland’s ability to estimate its share of the costs. Such uncertainties involve the nature and extent of contamination at each site, the extent of required cleanup efforts under existing environmental regulations, widely varying costs of alternate cleanup methods, changes in environmental regulations, the potential effect of continuing improvements in remediation technology, and the number and financial strength of other potentially responsible parties at multiparty sites. Ashland regularly adjusts its reserves as remediation continues.

Several of New Ashland’s businesses are cyclical in nature, and economic downturns or declines in demands for certain durable goods may reduce its profitability and limit its ability to generate revenues.

The profitability of New Ashland’s businesses is susceptible to downturns in the economy, particularly downturns in the segments of the U.S. economy related to the purchase and sale of durable goods, including the housing, construction, automotive, marine and semiconductor industries. Both overall demand for New Ashland’s products and services and its profitability may decline as a direct result of an economic recession, inflation, changes in the prices of hydrocarbons and other raw materials, consumer confidence, interest rates or governmental fiscal policies. In addition, New Ashland may experience significant changes in its profitability as a result of variations in sales, changes in product mix or pricing competition.

Adverse changes in prevailing climate or weather may negatively affect the performance of some of New Ashland’s operations, which could reduce New Ashland’s results of operations and profitability.

Extreme variations from normal climatic conditions could have a significant effect on the operating results of APAC’s construction operations. In particular, unfavorable weather conditions could delay the completion of construction projects, and may require the use of additional resources. In addition, certain of the products sold by Valvoline are seasonal in nature, and thus demand for those products may decline due to significant changes in prevailing climate and weather conditions such as floods, frozen rivers and hurricanes.

New Ashland’s financing costs may be higher than Ashland’s financing costs which could adversely impact New Ashland’s ability to obtain future financing on acceptable terms and New Ashland’s results of operations and cash flows.

Following the transactions, New Ashland will have to raise financing with the support of a reduced pool of less diversified assets, and New Ashland may not be able to secure adequate debt or equity financing on terms that would have been available to Ashland. Therefore, the cost to New Ashland of financing without the 38%

interest in MAP, the maleic anhydride business and the 60 VIOC centers could be higher than the cost of financing with these businesses as part of Ashland which could adversely impact New Ashland’s ability to obtain future financing on acceptable terms and New Ashland’s results of operations and cash flows.

The credit rating of New Ashland following the closing of the transactions may be different from the current ratings of Ashland. Differences in credit ratings affect the interest rate charged on financings, as well as the amounts of indebtedness, types of financing structures and debt markets that may be available to New Ashland following the transactions. New Ashland may not be able to raise the capital it requires on favorable terms following the closing of the transactions. Therefore, the cost to New Ashland of financing without the 38% interest in MAP, the maleic anhydride business and the 60 VIOC centers could be higher than the cost of financing with these businesses as part of Ashland, which could adversely impact New Ashland’s ability to obtain future financing on acceptable terms and New Ashland’s results of operations and cash flows.

No prior market exists for New Ashland common stock which could have an adverse impact on New Ashland’s stock price.

There is no current public trading market for New Ashland common stock. New Ashland will apply to list its common stock on the New York Stock Exchange and the Chicago Stock Exchange.

We cannot predict the prices at which New Ashland common stock may trade. Such trading prices will be determined by the marketplace and may be influenced by many factors, including the depth and liquidity of the market for such shares, investor perceptions of New Ashland and the industries in which it participates, New Ashland’s dividend policy and general economic and market conditions. Until an orderly market develops, the trading prices for these shares may fluctuate significantly and adversely.

New Ashland may issue preferred stock whose terms could adversely affect the voting power or value of its common stock.

New Ashland’s articles of incorporation to be in effect upon the completion of the transactions, which will be substantially similar to Ashland’s third restated articles of incorporation, will authorize it to issue, without the approval of its shareholders, one or more classes or series of preferred stock having such preferences, powers and relative, participating, optional and other rights, including preferences over its common stock respecting dividends and distributions, as its board of directors generally may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of New Ashland’s common stock. For example, New Ashland could grant holders of preferred stock the right to elect some number of its directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences New Ashland could assign to holders of preferred stock could affect the residual value of its common stock. See the section of this proxy statement/prospectus entitled “Description of New Ashland Capital Stock—Preferred Stock.”

Provisions of New Ashland’s articles of incorporation and by-laws, its rights agreement and Kentucky law could deter takeover attempts that some shareholders may consider desirable, which could adversely affect New Ashland’s stock price.

Provisions of New Ashland’s articles of incorporation and by-laws to be in effect upon the closing of the transactions, which will be substantially similar to Ashland’s third restated articles of incorporation and by-laws, respectively, will make acquiring control of New Ashland without the support of its board of directors difficult for a third party, even if the change of control would be beneficial to New Ashland shareholders. New Ashland’s articles of incorporation and by-laws to be in effect upon the closing of the transactions will contain:

•	provisions relating to the classification, nomination and removal of its directors;

•	provisions limiting the right of shareholders to call special meetings of its board of directors and shareholders;

•	provisions regulating the ability of its shareholders to bring matters for action at annual meetings of its shareholders; and

•	the authorization given to its board of directors to issue and set the terms of preferred stock.

In addition, New Ashland will succeed to Ashland’s shareholder rights agreement, which would cause extreme dilution to any person or group who attempts to acquire a significant interest in New Ashland without advance approval of its board of directors. New Ashland’s articles of incorporation to be in effect upon the completion of the transactions and the laws of Kentucky would impose some restrictions on mergers and other business combinations between Ashland and any beneficial owner of 10% or more of the voting power of its outstanding common stock. The existence of these provisions may deprive you of any opportunity to sell your shares at a premium over the prevailing market price for New Ashland common stock. The potential inability of New Ashland shareholders to obtain a control premium could adversely affect the market price for its common stock. See the sections of this proxy statement/prospectus entitled “Description of Common Stock of New Ashland” and “Comparison of the Rights of Holders of Common Stock” for a description of these and other provisions.

Risks Related to Marathon and its Business

You should carefully consider the risks related to Marathon and its business described below before deciding whether to vote to approve the transactions and the transaction agreements. The trading price of Marathon common stock, including the shares of Marathon common stock to be issued in the transactions, could decline materially due to any of these risks.

If United States Steel fails to perform any of its material obligations to which Marathon continues to have financial exposure, Marathon could be required to pay those obligations, and any such payment could materially reduce Marathon’s cash flows and profitability and impair its financial condition.

In connection with the separation of United States Steel from Marathon, United States Steel agreed to hold Marathon harmless from and against various liabilities. While Marathon cannot estimate some of these liabilities at this time, the portion of these liabilities Marathon can estimate amounts to $657 million as of March 31, 2005, excluding accrued interest of $12 million. If United States Steel fails to satisfy any of those obligations, Marathon would be required to satisfy them and seek indemnification from United States Steel. In that event, Marathon’s indemnification claims against United States Steel would constitute general unsecured claims, effectively subordinate to the claims of secured creditors of United States Steel.

Under applicable law and regulations, Marathon also may be liable for any defaults by United States Steel in the performance of its obligations to pay federal income taxes, fund its ERISA pension plans and pay other obligations respecting periods prior to the effective date of the separation.

United States Steel is more highly leveraged than Marathon, has a noninvestment grade credit rating and has granted security interests in some of its assets, including its accounts receivable and inventory. The steel business is highly competitive, and a large number of industry participants have sought protection under bankruptcy laws in recent periods. The enforceability of Marathon’s claims against United States Steel could become subject to the effect of any bankruptcy, fraudulent conveyance or transfer or other law affecting creditors’ rights generally, or of general principles of equity, which might become applicable to those claims or other claims arising from the facts and circumstances in which the separation was effected.

If the transfer by Marathon’s former parent entity to Marathon of ownership of various assets and operations were held to be a fraudulent conveyance or transfer, United States Steel’s creditors may be able to obtain recovery from Marathon or other relief detrimental to the holders of Marathon common stock, including the shares to be issued in the transactions.

In July 2001, USX Corporation (“Old USX”) effected a reorganization of the ownership of its businesses in which it created Marathon as its publicly owned parent holding company and transferred ownership of various assets and operations to Marathon and it merged into a newly formed subsidiary which survived as United States Steel.

If a court in a bankruptcy case regarding United States Steel or a lawsuit brought by its creditors or their representative were to find that, under the applicable fraudulent conveyance or transfer law:

•	the transfer by Old USX to Marathon or related transactions were undertaken by Old USX with the intent of hindering, delaying or defrauding its existing or future creditors; or

•	Old USX received less than reasonably equivalent value or fair consideration, or no value or consideration, in connection with those transactions, and either it or United States Steel

•	was insolvent or rendered insolvent by reason of those transactions,

•	was engaged or about to engage in a business or transaction for which its assets constituted unreasonably small capital, or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay as they mature,

then that court could determine those transactions entitled one or more classes of creditors of United States Steel to equitable relief from Marathon. Such a determination could permit the unpaid creditors to obtain recovery from Marathon or could result in other actions detrimental to the holders of Marathon’s common stock. The measure of insolvency for purposes of these considerations would vary depending on the law of the jurisdiction being applied.

A substantial or extended decline in oil or gas prices would reduce Marathon’s revenue, operating results and future rate of growth.

Prices for oil and gas fluctuate widely. Marathon’s revenues, operating results and future rate of growth are highly dependent on the prices it receives for its oil, gas and refined products. Historically, the markets for oil, gas and refined products have been volatile and may continue to be volatile in the future. Many of the factors influencing prices of oil, gas and refined products are beyond Marathon’s control. These factors include:

•	worldwide and domestic supplies of and demand for oil and gas;

•	the ability of the members of OPEC to agree to and maintain oil price and production controls;

•	political instability or armed conflict in oil-producing regions; and

•	domestic and foreign governmental regulations and taxes.

The long-term effects of these and other conditions on the prices of oil and gas are uncertain.

Lower oil and gas prices may reduce the amount of oil and gas that Marathon produces, which may reduce its revenues and operating income. Significant reductions in oil and gas prices could require Marathon to reduce its capital expenditures.

Estimates of oil and gas reserves depend on many factors and assumptions, including various assumptions that are based on conditions in existence as of the dates of the estimates. Any material changes in those conditions or other factors affecting those assumptions could impair the quantity and value of Marathon’s oil and gas reserves.

The proved oil and gas reserve information relating to Marathon included or incorporated by reference in this proxy statement/prospectus has been derived from engineering estimates. Those estimates were prepared by Marathon personnel and reviewed, on a selected basis, by independent petroleum engineers. The estimates were calculated using oil and gas prices in effect as of December 31, 2004, as well as other conditions in existence as of that date. Any significant future price changes will have a material effect on the quantity and present value of Marathon’s proved reserves. Future reserve revisions could also result from changes in, among other things, governmental regulation and severance and other production taxes.

Reserve estimation is a subjective process that involves estimating volumes to be recovered from underground accumulations of oil and gas that cannot be directly measured. As a result, different petroleum engineers, each using industry-accepted geologic and engineering practices and scientific methods, may produce different estimates of reserves and future net cash flows based on the same available data. Because of the subjective nature of oil and gas reserve estimates, each of the following items may differ materially from the amounts or other factors estimated:

•	the amount and timing of oil and gas production;

•	the revenues and costs associated with that production; and

•	the amount and timing of future development expenditures.

The discounted future net revenues from Marathon’s reserves included in this proxy statement/prospectus should not be considered as the market value of the reserves attributable to Marathon’s properties. As required by rules the SEC has adopted, the estimated discounted future net revenues from Marathon’s proved reserves are based generally on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower.

In addition, the 10% discount factor, which the SEC rules require to be used to calculate discounted future net revenues for reporting purposes, is not necessarily the most appropriate discount factor based on the cost of capital in effect from time to time and risks associated with Marathon’s business and the oil and gas industry in general.

If Marathon is unsuccessful in acquiring or finding additional reserves, its future oil and gas production would decline, thereby reducing its cash flows, results of operations and financial condition.

The rate of production from oil and gas properties generally declines as reserves are depleted. Except to the extent Marathon acquires additional properties containing proved reserves, conducts successful exploration and development activities or, through engineering studies, identifies additional behind-pipe zones or secondary recovery reserves, its proved reserves will decline materially as oil and gas is produced.

Increases in crude oil prices and environmental regulations may reduce Marathon’s refined product margins.

Marathon conducts domestic refining, marketing and transportation operations primarily through MAP. MAP conducts its operations mainly in the Midwest, the Southeast, the Ohio River Valley and the upper Great Plains. The profitability of these operations depends largely on the margin between the cost of crude oil and other feedstocks MAP refines and the selling prices it obtains for refined products. MAP’s overall profitability could be adversely affected by availability of supply and rising crude oil and other feedstock prices which it does not recover in the marketplace. Refined product margins have been historically volatile and vary with the level of economic activity in the various marketing areas, the regulatory climate, logistical capabilities and the available supply of refined products.

In addition, environmental regulations, particularly the 1990 amendments to the Clean Air Act, have imposed, and are expected to continue to impose, increasingly stringent and costly requirements on refining and marketing operations, which may reduce refined product margins.

If Marathon does not compete successfully with its competitors that have greater financial and other resources than Marathon does, Marathon’s future operating performance and profitability could materially decline.

Marathon competes with major integrated and independent oil and gas companies for the acquisition of oil and gas leases and other properties, for the equipment and labor required to develop and operate those properties and in the marketing of oil and natural gas to end-users. In addition, in implementing its integrated gas strategy, Marathon competes with major integrated energy companies in bidding for and developing liquefied natural gas (“LNG”) projects, which are very capital intensive. Many of Marathon’s competitors have financial and other resources substantially greater than those available to Marathon. As a consequence, Marathon may be at a competitive disadvantage in acquiring additional properties and bidding for and developing additional projects, such as LNG plants. Many of Marathon’s larger competitors in its LNG operations can complete more projects than Marathon has the capacity to complete, which could lead those competitors to realize economies of scale that Marathon is unable to realize. In addition, many of Marathon’s larger competitors may be better able to respond to factors that affect the demand for oil and natural gas production, such as changes in worldwide prices and levels of production, the cost and availability of alternative fuels and the application of government regulations.

Marathon will continue to incur substantial capital expenditure and operating costs as a result of environmental laws and regulations, and, as a result, its profitability could be materially reduced.

Marathon’s businesses are subject to numerous laws and regulations relating to the protection of the environment. Marathon has incurred and will continue to incur substantial capital, operating and maintenance, and remediation expenditures as a result of these laws and regulations. To the extent these expenditures, as with all costs, are not ultimately reflected in the prices of Marathon’s products and services, operating results will be adversely affected. The specific impact of these laws and regulations on each of Marathon’s competitors may vary depending on a number of factors, including the age and location of its operating facilities, marketing area and production processes. Marathon may also be required to make material expenditures or may become subject to liabilities that it currently does not anticipate in connection with new, amended or more stringent requirements, stricter interpretations of existing requirements or the future discovery of contamination. In addition, any failure by Marathon to comply with existing or future laws could result in civil or criminal fines and other enforcement action against it.

The operations of Marathon and its predecessors could expose Marathon to civil claims by third parties for alleged liability resulting from contamination of the environment or personal injuries caused by releases of hazardous substances.

Environmental laws are subject to frequent change and many of them have become more stringent. In some cases, they can impose liability for the entire cost of cleanup on any responsible party without regard to negligence or fault and impose liability on Marathon for the conduct of others or conditions others have caused, or for Marathon’s acts that complied with all applicable requirements when it performed them.

Worldwide political and economic developments could damage Marathon’s operations and reduce its profitability materially.

Local political and economic factors in international markets could have a material adverse effect on Marathon. Approximately 45% of Marathon’s oil and gas production in 2004 was derived from production outside the United States, and approximately 63% of Marathon’s proved reserves as of December 31, 2004 were located outside the United States. In addition, Marathon is increasing the focus of its development operations on areas outside the United States.

There are many risks associated with operations in international markets, including changes in foreign governmental policies relating to crude oil, natural gas or refined product pricing and taxation, other political, economic or diplomatic developments, changing political conditions and international monetary fluctuations. These risks include:

•	political and economic instability, war, acts of terrorism and civil disturbances;

•	the possibility that a foreign government may seize Marathon’s property with or without compensation or may attempt to renegotiate or revoke existing contractual arrangements; and

•	fluctuating currency values, hard currency shortages and currency controls.

Continued hostilities in the Middle East and the occurrence or threat of future terrorist attacks could cause a downturn in the economies of the United States and other developed countries. A lower level of economic activity could result in a decline in energy consumption, which could cause Marathon’s revenues and margins to decline and limit its future growth prospects. More specifically, these risks could lead to increased volatility in prices for crude oil, natural gas and refined products. In addition, these risks could increase instability in the financial and insurance markets and make it more difficult for Marathon to access capital and to obtain insurance coverages that it considers adequate.

Actions of the U.S. government through tax and other legislation, executive order and commercial restrictions could reduce Marathon’s operating profitability both in the United States and overseas. The U.S. government can prevent or restrict Marathon from doing business in foreign countries. These restrictions and those of foreign governments have in the past limited Marathon’s ability to operate in or gain access to opportunities in various countries. Actions by both the United States and host governments have affected operations significantly in the past and will continue to do so in the future.

Marathon’s operations are subject to business interruptions and casualty losses, and it does not insure against all potential losses and could be seriously harmed by unexpected liabilities.

Marathon’s exploration and production operations are subject to unplanned occurrences, including blowouts, explosions, fires, loss of well control, spills, adverse weather, labor disputes and maritime accidents. In addition, its refining, marketing and transportation operations are subject to business interruptions due to scheduled refinery turnarounds and unplanned events such as explosions, fires, pipeline interruptions, crude oil or refined product spills, inclement weather or labor disputes. They are also subject to the additional hazards of marine operations, such as capsizing, collision and damage or loss from severe weather conditions. Marathon maintains insurance against many, but not all, potential losses or liabilities arising from these operating hazards in amounts that Marathon believes to be prudent. Uninsured losses and liabilities arising from operating hazards could reduce the funds available to Marathon for exploration, drilling and production and could materially reduce its profitability.

Marathon may issue preferred stock whose terms could dilute the voting power or reduce the value of its common stock, including the shares to be issued in the transactions.

Marathon’s restated certificate of incorporation authorizes it to issue, without the approval of its stockholders, one or more classes or series of preferred stock having such preferences, powers and relative, participating, optional and other rights, including preferences over its common stock respecting dividends and distributions, as its board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of Marathon’s common stock. For example, Marathon could grant holders of preferred stock the right to elect some number of its directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences Marathon could assign to holders of preferred stock could affect the residual value of the common stock. See the section of this proxy statement/prospectus entitled “Description of Marathon Capital Stock—Preferred Stock.”

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates by reference important business and financial information about Ashland and Marathon from documents that are not included in or delivered with this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus, except for exhibits to those documents not specifically incorporated by reference in this proxy statement/prospectus, by requesting them in writing or by telephone from the appropriate company at the following addresses:

ASHLAND INC. 50 E. RiverCenter Boulevard, P.O. Box 391 Covington, KY 41012-0391 Attention: Corporate Secretary (859) 815-3333	MARATHON OIL CORPORATION 5555 San Felipe Road Houston, TX 77056-2723 Attention: Corporate Secretary (713) 629-6600

You will not be charged for any of these documents that you request. Ashland shareholders requesting documents should do so by                     , 2005 in order to receive them before the special meeting.

See “WHERE YOU CAN FIND MORE INFORMATION” on page 166.

HELPFUL INFORMATION

In this proxy statement/prospectus:

•	“Ashland” means Ashland Inc.;

•	“Ashland common stock” means the Ashland common stock together with the associated rights;

•	“ATB Holdings” means ATB Holdings Inc.;

•	“Marathon” means Marathon Oil Corporation;

•	“master agreement” means the master agreement, as amended, unless the context requires otherwise;

•	“MAP” means Marathon Ashland Petroleum LLC;

•	“New Ashland” means New EXM Inc.;

•	“New Ashland common stock” means the New Ashland common stock together with the associated rights;

•	“tax matters agreement” means the amended and restated tax matters agreement, unless the context requires otherwise;

•	“transactions” means the transactions contemplated by the transaction agreements and the ancillary agreements as described in this proxy statement/prospectus; and

•	“transaction agreements” means the master agreement, the tax matters agreement, the assignment and assumption agreement (maleic business), the assignment and assumption agreement (VIOC centers) and the amendments to the MAP LLC agreement as described in this proxy statement/prospectus.

References to Ashland, New Ashland and Marathon in this proxy statement/prospectus include their respective consolidated subsidiaries unless we state otherwise or the context otherwise requires. The terms “we,” “us” and “our” refer to Ashland and Marathon.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains or incorporates by reference a number of forward-looking statements that relate to future events or future financial performance. You can identify forward-looking statements by words such as “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “potential” or other similar expressions that convey the uncertainty of future events or outcomes. Such statements include, but are not limited to, statements regarding:

•	the benefits of the transactions, including future financial and operating results, performance or achievements;

•	the parties’ respective plans, objectives, expectations and intentions, including those statements that refer to the expected benefits of the transactions to Ashland’s shareholders;

•	the timing of the transactions;

•	anticipated levels of revenues, gross margins, income from operations, net income or earnings per share;

•	anticipated levels of capital, exploration, environmental or maintenance expenditures;

•	the success or timing of completion of ongoing or anticipated capital, exploration or maintenance projects;

•	anticipated volumes of production, sales, throughput or shipments of liquid hydrocarbons, natural gas and refined products;

•	anticipated levels of worldwide prices of liquid hydrocarbons, natural gas and refined products;

•	anticipated levels of reserves of liquid hydrocarbons or natural gas;

•	anticipated effects of restructuring or reorganization of business components;

•	the potential effects of judicial proceedings on the business and financial condition of New Ashland and Marathon; and

•	anticipated effects of actions of third parties such as competitors, or Federal, state or local regulatory authorities.

The executive managements of the parties believe that the forward-looking statements are reasonable; however, forward-looking statements are not guarantees of future performance, and you should not place undue reliance on them. The forward-looking statements are based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, cost of raw materials, and legal proceedings and claims (including environmental and asbestos matters) and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements:

•	the possibility that the parties will be unable to fully realize the benefits anticipated from the transactions;

•	the possibility that Ashland fails to obtain the approval of the transactions and the transaction agreements from its shareholders or the consent to the transactions from each series of its outstanding public debt;

•	the possibility that the closing of the transactions may not occur or that the parties may be required to modify some aspect of the transactions to obtain regulatory approvals;

•	market expectations of the likelihood that the closing of the transactions will occur and the timing of the closing;

•	competitive activity within Ashland’s and Marathon’s industries;

•	changes in the businesses, operations, results and prospects of the parties;

•	Marathon’s financial exposure to obligations of United States Steel;

•	legislative or regulatory changes that adversely affect the businesses in which Ashland and Marathon are engaged and New Ashland will be engaged;

•	environmental risks and liabilities under U.S. Federal and state and foreign environmental laws and regulations;

•	changes in the securities markets;

•	changes in weather and climate conditions;

•	general domestic and international political actions and conditions;

•	fluctuations in crude oil and natural gas prices and refining and marketing margins;

•	fluctuations in worldwide supply and demand for petroleum products;

•	availability of capital for exploration and development and the arranging of related financing;

•	other general economic and business conditions, either domestically, internationally or in jurisdictions in which the parties are doing business, that adversely affect Ashland, New Ashland or Marathon or their suppliers, distributors or customers; and

•	other risks and uncertainties, including those set forth in this proxy statement/prospectus under the caption “Risk Factors” and those described from time to time in the filings of Ashland, ATB Holdings, New Ashland and Marathon with the SEC.

You should not place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus or, in the case of a forward-looking statement contained in any document incorporated by reference, the date of that document.

All written and oral forward-looking statements concerning the transactions or other matters addressed in this proxy statement/prospectus and attributable to Ashland, ATB Holdings, New Ashland or Marathon or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Ashland, ATB Holdings, New Ashland and Marathon undertake no obligation to update such forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING

This proxy statement/prospectus is being furnished to Ashland shareholders as of the record date for the special meeting of Ashland shareholders as part of the solicitation of proxies by the Ashland board of directors for use at the special meeting and at any and all adjournments or postponements of the special meeting.

Date, Time and Place

Ashland will hold the special meeting on     ,             , at         , local time, at                 . All Ashland shareholders on the record date are invited to attend the special meeting, although seating is limited. If shares are held in the name of a nominee (for example, through a bank or broker), the shareholder will need to bring a proxy or letter from that nominee that confirms the shareholder is the beneficial owner of those shares and, if the shareholder would like to vote at the special meeting, authorizes the shareholder to vote.

Mailing of the Proxy Statement/Prospectus and Proxy Card

On or about     , 2005, this proxy statement/prospectus and a proxy card will be sent to each holder of record of Ashland common stock on the record date.

Purpose of the Special Meeting

At the special meeting, Ashland shareholders will consider and vote upon a proposal to approve the transactions and the transaction agreements. No matters other than the proposal to approve the transactions and the transaction agreements will be brought before the special meeting.

Recommendation of the Ashland Board of Directors

The Ashland board of directors has unanimously determined that the terms of the transactions are fair to and in the best interests of Ashland and its shareholders and has unanimously adopted and approved the transactions and the transaction agreements.

The Ashland board of directors unanimously recommends that Ashland shareholders vote “FOR” the approval of the transactions and the transaction agreements.

Record Date; Shares Entitled to Vote; Quorum

Only holders of record of Ashland common stock at the close of business on     , the record date for the special meeting, are entitled to attend and vote at the special meeting. On the record date, approximately      shares of Ashland common stock were issued and outstanding and held by approximately      holders of record. A quorum will be present at the special meeting if the holders of a majority of the shares of Ashland common stock outstanding and entitled to vote on the record date are present, in person or by proxy. If a quorum is not present at the special meeting, it is expected that the special meeting will be postponed to solicit additional proxies. Holders of record of Ashland common stock on the record date are entitled to one vote per share at the special meeting.

Vote Required

Assuming a quorum is present, under Kentucky law, the approval of the transactions and the transaction agreements by Ashland shareholders requires the affirmative vote of the holders of a majority of the shares of common stock outstanding and entitled to vote at the special meeting as of the record date, either in person or by proxy.

Share Ownership of Ashland Directors, Executive Officers and Affiliates

At the close of business on the record date, Ashland’s directors and executive officers and their respective affiliates beneficially owned and were entitled to vote      shares of Ashland common stock, which represented     % of the shares of Ashland common stock outstanding on that date. Each Ashland director and executive officer has indicated his or her present intention to vote, or cause to be voted, the shares of Ashland common stock beneficially owned by him or her for the approval of the transactions and the transaction agreements.

How to Vote

If shares are registered in the name of a nominee, an Ashland shareholder should follow the instructions provided by his or her nominee to vote his or her shares. If shares are registered in an Ashland shareholder’s name:

•	The shareholder may vote in person at the special meeting.

•	The shareholder may vote by telephone, regardless of whether he or she receives his or her special meeting materials through the mail or over the Internet, by following the instructions on the proxy card or electronic access notification. If a shareholder votes by telephone, he or she should not vote over the Internet or mail in his or her proxy card.

•	The shareholder may vote over the Internet, regardless of whether he or she receives his or her special meeting materials through the mail or over the Internet, by following the instructions on the proxy card or electronic access notification. If a shareholder votes over the Internet, he or she should not vote by telephone or mail in his or her proxy card.

•	The shareholder may vote by mail. If the shareholder received a proxy card through the mail, he or she should complete and sign his or her proxy card and mail it in the enclosed prepaid and addressed envelope. If the shareholder marks his or her voting instructions on the proxy card, his or her shares will be voted as he or she instructs. If no voting specification is made on the signed and returned proxy card, James J. O’Brien or David L. Hausrath, as proxies named on the proxy card, will vote “FOR” the approval of the transactions and the transaction agreements. If a shareholder votes by mail, he or she should not vote by telephone or over the Internet.

If shares are voted for the approval of the transactions and the transaction agreements, the shareholder will lose his or her right to exercise dissenters’ rights.

Ashland’s proxy tabulator, National City Bank or its agent, must receive all voting instructions to the trustee of the Employee Savings Plan and the LESOP, whether given by telephone, over the Internet or by mail, before midnight Eastern Daylight Time on             ,             , 2005, and all other votes, which are submitted by telephone or over the Internet, before midnight Eastern Daylight Time on             ,             , 2005.

Voting of Proxies

All shares represented by properly executed proxies received prior to or at the special meeting, and not properly and timely revoked, will be voted at the special meeting in the manner specified by the shareholders giving those proxies. Properly executed proxies that do not contain voting instructions will be voted “FOR” the approval of the transactions and the transaction agreements.

Shares of Ashland common stock represented at the special meeting but not voting, including shares representing abstentions or broker non-votes, will be treated as present at the special meeting for purposes of determining the presence or absence of a quorum for the transaction of all business. Only shares affirmatively voted for the approval of the transactions and the transaction agreements, including properly executed proxies that do not contain voting instructions, will be counted as favorable votes for the proposal. An abstention or failure to vote will have the same effect as a vote against the approval of the transactions and the transaction agreements, because the required vote of Ashland shareholders is based upon the number of outstanding shares of Ashland common stock, rather than the number of shares actually voted.

Also, under New York Stock Exchange rules, brokers that hold shares of Ashland common stock in street name for customers that are the beneficial owners of those shares may not give a proxy to vote those shares without specific instructions from those customers. If a shareholder fails to instruct his or her broker to vote his or her shares with respect to the approval of the transactions and the transaction agreements, and the broker submits an unvoted proxy, the resulting broker non-vote will be counted toward a quorum at the special meeting, but it will have the same effect as a vote against the transactions and the transaction agreements, because the required vote of Ashland shareholders is based upon the number of outstanding shares of Ashland common stock, rather than the number of shares actually voted.

The persons named as proxies by an Ashland shareholder may vote for postponement or one or more adjournments of the special meeting, including adjournments to permit further solicitations of proxies. No proxy voted against the proposal to approve the transactions and the transaction agreements will be voted in favor of any postponement or adjournment.

Revocability of Proxies

Submitting a proxy does not preclude an Ashland shareholder from voting in person at the special meeting. If a shareholder has not voted through a broker, the shareholder has the right to change or revoke his or her proxy:

•	at any time before the special meeting by:

•	notifying Ashland’s secretary in writing;

•	returning a later-dated proxy card; or

•	entering a later-dated telephone or Internet vote; or

•	by voting in person at the special meeting.

However, any changes or revocations of voting instructions to the trustee of the LESOP and the Employee Savings Plan must be received by the Ashland proxy tabulator, National City Bank or its agent, before midnight Eastern Daylight Time on          , 2005. If a shareholder instructs a broker to vote his or her shares, the shareholder must follow the directions he or she receives from his or her broker in order to change or revoke his or her vote. Attendance at the special meeting without voting will not itself revoke a proxy.

Solicitation of Proxies

Ashland and Marathon will share the expenses incurred in connection with the printing and mailing of this proxy statement/prospectus. In addition to solicitation by mail, the directors, officers and employees of Ashland, who will not be specially compensated, may solicit proxies from Ashland shareholders by telephone, facsimile, telegram or other electronic means or in person. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of shares held of record by these persons, and Ashland and Marathon will reimburse them for their reasonable out-of-pocket expenses.

Shareholders should not send in any Ashland share certificates with their proxy cards. If the closing occurs, Ashland shareholders will be sent New Ashland share certificates without any further action on their part. In addition, a letter of transmittal with instructions for the surrender of existing Ashland share certificates in exchange for Marathon stock certificates will be mailed to shareholders as soon as practicable after the closing.

Ashland has retained Georgeson Shareholder Communications Inc. to assist in the solicitation of proxies for a fee not to exceed $100,000 plus a customary additional payment for telephone solicitations and reimbursement for certain out-of-pocket expenses, and will indemnify Georgeson Shareholder Communications Inc. against certain liabilities arising out of its proxy solicitation services on behalf of Ashland. Ashland and Marathon will share these fees and expenses equally.

Proxies for Participants in Ashland Plans

A shareholder’s proxy card represents all shares of Ashland common stock that are registered in the shareholder’s name and any shares the shareholder holds in Ashland’s Open Enrollment Dividend Reinvestment and Stock Purchase Plan, LESOP or Employee Savings Plan.

Shares of Ashland common stock credited to a shareholder’s account in the Open Enrollment Dividend Reinvestment Plan and Stock Purchase Plan will be voted by National City Bank, the plan administrator, in accordance with the shareholder’s voting instructions.

Each participant in the Employee Savings Plan or the LESOP will instruct the trustee how to vote the shares of Ashland common stock credited to the participant’s account in each plan. This instruction also applies to a proportionate number of those shares of Ashland common stock allocated to other participants’ accounts but for which voting instructions are not timely received by the trustee. These shares are referred to as non-directed shares. Each participant who gives the trustee such an instruction acts as a named fiduciary for the plans under the Employee Retirement Income Security Act of 1974, as amended.

Any participant in the Employee Savings Plan or the LESOP who wishes to vote the non-directed shares differently from the shares credited to his or her account or who wishes not to vote the non-directed shares at all may do so by requesting a separate voting instruction card from National City Bank, Corporate Trust Administration, Dept. 3116, 629 Euclid Avenue, Suite 635, Cleveland, Ohio 44114-3484.

THE COMPANIES

Ashland Inc.

50 E. RiverCenter Boulevard

P.O. Box 391

Covington, KY 41012-0391

Telephone: (859) 815-3333

Ashland, a Kentucky corporation, was organized on October 22, 1936. Ashland’s businesses are grouped into five industry segments: APAC (as defined below); Ashland Distribution; Ashland Specialty Chemical; Valvoline; and Refining and Marketing. Financial information about each of these segments for the three fiscal years ended September 30, 2004 is set forth on pages F-26 and F-27 of Ashland’s annual report on Form 10-K, as amended, for the fiscal year ended September 30, 2004, which has been incorporated by reference in this proxy statement/prospectus.

Ashland Paving And Construction, Inc. and its subsidiaries (“APAC”) perform asphalt and concrete contract construction work, including highway paving and repair, excavation and grading and bridge construction, and produce asphaltic mix and ready-mix concrete, crushed stone and other aggregate in the southern and mid-continent regions of the United States.

Ashland Distribution distributes chemicals, plastics and resins in North America and plastics in Europe. Ashland Distribution also provides environmental services.

Ashland Specialty Chemical is focused on two primary businesses: thermoset resins and water technologies. It is a worldwide supplier of specialty chemicals serving industries including: building and construction; commercial and institutional water treatment; graphic arts and printing; industrial water treatment; marine; metal casting; packaging and converting; pulp and paper; recreational marine; and transportation.

Ashland’s maleic anhydride business to be contributed to ATB Holdings in the transactions is a part of Ashland’s Specialty Chemicals segment. The maleic anhydride business produces maleic anhydride at its plant in Neal, West Virginia. Maleic anhydride is used in the production of unsaturated polyester resins, lube oil additives, co-polymers, alkyd resins, fumaric and malic acids and agricultural chemicals. The production capacity of the maleic anhydride business is currently 104 million pounds per year.

Valvoline is a producer and marketer of premium packaged motor oil and automotive chemicals, including appearance products, antifreeze, filters and automotive fragrances. In addition, Valvoline is engaged in the “fast oil change” business through outlets operating under the Valvoline Instant Oil Change® name. As of March 31, 2005, there were 359 company-owned and 405 franchised VIOC centers operating in 40 states.

The 60 Valvoline Instant Oil Change centers in Michigan and northwest Ohio to be contributed to ATB Holdings in the transactions provide services to the passenger car and light truck motor oil market.

Ashland’s Refining and Marketing segment consists primarily of its 38% interest in MAP. Ashland accounts for its investment in MAP using the equity method. See the section of this proxy statement/prospectus entitled “The Companies—Marathon Ashland Petroleum LLC.”

At March 31, 2005, Ashland and its consolidated subsidiaries had approximately 21,000 employees (excluding contract employees).

As part of the transactions, Ashland will merge with and into EXM LLC. EXM LLC will survive the merger and Ashland will cease to exist.

ATB Holdings Inc.

50 E. RiverCenter Boulevard

P.O. Box 391

Covington, KY 41012-0391

Telephone: (859) 815-3333

ATB Holdings, a Delaware corporation organized in March 2004, is a wholly owned subsidiary of Ashland formed for the purpose of the transactions. ATB Holdings has not conducted, and will not conduct, active business operations. As part of the transactions, Ashland will contribute its interest in MAP, its maleic anhydride business and 60 Valvoline Instant Oil Change centers located in Michigan and northwest Ohio to ATB Holdings. Subsequently, ATB Holdings will distribute shares of New Ashland common stock to the shareholders of Ashland (holding ATB Holdings shares at the effective time of the distribution) on the basis of one share of New Ashland common stock for each outstanding share of ATB Holdings common stock. In the final step of the transactions, ATB Holdings will merge with and into Marathon Domestic LLC. Marathon Domestic LLC will survive the merger and ATB Holdings will cease to exist.

EXM LLC

50 E. RiverCenter Boulevard

P.O. Box 391

Covington, KY 41012-0391

Telephone: (859) 815-3333

EXM LLC, a Kentucky limited liability company organized in March 2004, is a wholly owned subsidiary of ATB Holdings formed for the purpose of the transactions. EXM LLC has not conducted, and will not conduct, active business operations. As part of the transactions, Ashland will merge with and into EXM LLC. EXM LLC will survive the merger and Ashland will cease to exist. Subsequently, as part of the transactions, EXM LLC will merge with and into New Ashland. New Ashland will survive the merger and EXM LLC will cease to exist.

New EXM Inc.

50 E. RiverCenter Boulevard

P.O. Box 391

Covington, KY 41012-0391

Telephone: (859) 815-3333

New EXM Inc., a Kentucky corporation organized in March 2004 and referred to in this proxy statement/prospectus as “New Ashland,” is a wholly owned subsidiary of ATB Holdings formed for the purpose of the transactions. New Ashland has not conducted, and will not conduct, any active business operations prior to the closing of the transactions. As a part of the transactions, New Ashland will (1) be renamed “Ashland Inc.,” (2) be the successor by merger to Ashland, (3) be a publicly traded company owned by Ashland shareholders, (4) own all of the businesses currently owned by Ashland other than Ashland’s interest in MAP, its maleic anhydride business and the 60 Valvoline Instant Oil Change centers located in Michigan and northwest Ohio to be contributed to ATB Holdings and (5) receive the proceeds of the partial redemption and the capital contribution. Ashland expects that New Ashland common stock will be traded on the New York Stock Exchange and the Chicago Stock Exchange under the same symbol (“ASH”) under which Ashland currently trades.

It is expected that the directors and executive officers of Ashland immediately prior to the closing of the transactions will serve as the directors and executive officers, respectively, of New Ashland immediately after the closing of the transactions. The New Ashland articles of incorporation that will be in effect upon the closing of the transactions provide that New Ashland will have three classes of directors, the initial terms of office of which will expire, respectively, at the New Ashland annual meeting of shareholders in 2006, 2007 and 2008. Class II directors will serve until the 2006 New Ashland annual meeting and until their respective successors are elected and qualified. It is expected that Mr. Roger W. Hale, Mr. Patrick F. Noonan and Mr. George A. Schaefer, Jr. will serve as Class II directors. Class III directors will serve until the 2007 New Ashland annual meeting and until their respective successors are elected and qualified. It is expected that Dr. Ernest H. Drew, Mr. Mannie L. Jackson, Mr. Theodore M. Solso and Mr. Michael J. Ward will serve as Class III directors. Class I directors will serve until the 2008 New Ashland annual meeting and until their respective successors are elected and qualified. It is expected that Dr. Bernadine P. Healy, Mr. James J. O’Brien and Ms. Kathleen Ligocki will serve as Class I directors. It is expected that the standing committees of the board of directors of New Ashland immediately prior to the closing of the transactions will be identical to the standing committees of the board of directors of Ashland immediately after the closing of the transactions.

After the closing of the transactions, New Ashland’s businesses will be grouped into four industry segments: APAC; Ashland Distribution; Specialty Chemicals (which will not include the maleic anhydride business being contributed to ATB Holdings); and Valvoline (which will not include the 60 Valvoline Instant Oil Change centers located in Michigan and northwest Ohio being contributed to ATB Holdings).

Marathon Oil Corporation

5555 San Felipe Road

Houston, Texas 77056-2723

Telephone: (713) 629-6600

Marathon is a global integrated energy company which, through its subsidiaries, is engaged in:

•	the worldwide exploration and production of crude oil and natural gas;

•	domestic refining, marketing and transportation of crude oil and petroleum products, primarily through MAP; and

•	integrated gas.

Marathon currently conducts exploration, development and production activities in nine countries. Principal exploration activities are in the United States, Norway, Equatorial Guinea, Angola and Canada. Principal development and production activities are in the United States, the United Kingdom, Ireland, Norway, Equatorial Guinea, Gabon and Russia. Marathon is also pursuing opportunities in north and west Africa and the Middle East. In addition, Marathon, through its integrated gas segment, markets and transports natural gas and products manufactured from natural gas, such as liquefied natural gas and methanol, primarily in the United States and west Africa.

Marathon’s total proved reserves as of December 31, 2004 were estimated at 1.139 billion barrels of oil equivalent (“BOE”). For the year ended December 31, 2004, Marathon’s daily worldwide production averaged approximately 337,000 BOE per day. Natural gas represented approximately 51% of Marathon’s proved reserves as of December 31, 2004 and approximately 49% of its daily production for the year ended December 31, 2004. For the three months ended March 31, 2005, Marathon’s daily worldwide production averaged approximately 334,000 BOE per day, of which natural gas represented approximately 51%.

Marathon was originally organized in 2001 as USX HoldCo, Inc., a wholly owned subsidiary of USX Corporation. As a result of a reorganization completed in July 2001, USX HoldCo, Inc. became the parent entity of the consolidated enterprise and changed its name to USX Corporation. On December 31, 2001, Marathon, then named USX Corporation, disposed of its steel business through a tax-free distribution of the common stock of its wholly owned subsidiary United States Steel Corporation. In connection with that separation transaction, USX Corporation changed its name to Marathon Oil Corporation.

Marathon Oil Company

5555 San Felipe Road

Houston, Texas 77056-2723

Telephone: (713) 629-6600

Marathon Oil Company is a wholly owned operating subsidiary of Marathon through which Marathon conducts substantially all of its operations and which owns Marathon’s 62% interest in MAP. Marathon Oil Company and its predecessors have been engaged in the oil and gas business since 1887.

Marathon Ashland Petroleum LLC

539 South Main Street

Findlay, Ohio 45840

Telephone: (419) 422-2121

MAP, a Delaware limited liability company, was formed in June 1997. MAP is a petroleum refining, marketing and transportation company in which Marathon Oil Company currently owns a 62% interest and Ashland owns a 38% interest. Immediately after the transactions, all of the interests in MAP will be owned by Marathon Oil Company and Marathon Domestic LLC. As of March 31, 2005, MAP owned and operated seven refineries with an aggregate refining capacity of 948,000 barrels of crude oil per day. The refineries are integrated through pipelines and barges to maximize operating efficiency. As of March 31, 2005, MAP owned, leased, or had an ownership interest in approximately 2,860 miles of crude oil trunk lines and approximately 3,850 miles of product trunk lines. These transportation links allow the movement of intermediate products to optimize operations and facilitate the production of high-margin products. As of March 31, 2005, MAP supplied petroleum products to approximately 3,950 Marathon-branded and Ashland-branded retail outlets located primarily in Michigan, Ohio, Indiana, Kentucky and Illinois. Retail sales of gasoline and diesel fuel are also made through MAP-operated outlets by Speedway SuperAmerica LLC (“SSA”), a wholly owned subsidiary of MAP. As of March 31, 2005, SSA had 1,659 retail outlets in nine states that sold petroleum products and convenience-store merchandise and services, primarily under the brand names “Speedway” and “SuperAmerica.” MAP operates a large system of pipelines and terminals, as well as a land-based and water-based transportation fleet, to provide crude oil to its refineries and refined products to its marketing areas.

MAP also owns 50% of Pilot Travel Centers LLC, the largest operator of travel centers in the United States, with 255 locations in 36 states as of March 31, 2005. The travel centers offer diesel fuel, gasoline and a variety of other services, including on-premises brand name restaurants.

Marathon Domestic LLC

5555 San Felipe Road

Houston, Texas 77056-2723

Telephone: (713) 629-6600

Marathon Domestic LLC, a Delaware limited liability company formed in March 2004, is a wholly owned subsidiary of Marathon formed for the purpose of the transactions. Marathon Domestic LLC has not conducted, and will not conduct, any active business operations prior to the closing of the transactions. As part of the transactions, ATB Holdings will merge with and into Marathon Domestic LLC, with Marathon Domestic LLC as the surviving entity. As a result, Marathon Domestic LLC will become the holder of Ashland’s interest in MAP, its maleic anhydride business and 60 Valvoline Instant Oil Change centers located in Michigan and northwest Ohio.

THE TRANSACTIONS

Transaction Steps

The master agreement sets forth a series of steps necessary to complete the transactions. Following the satisfaction or waiver of the conditions to the closing of the transactions set forth in the master agreement, it is anticipated that these steps will occur on the day of closing of the transactions and in the following order:

1. Partial redemption. MAP will redeem a portion of Ashland’s 38% interest in MAP for a redemption price of approximately $900 million plus an amount equal to 38% of the cash held by MAP as of the closing of the transactions, payable in a combination of cash and MAP accounts receivable. We refer to this redemption as the “partial redemption.” The actual portion to be redeemed will be determined by a formula, but it is expected that the partial redemption will leave Ashland with a continuing interest in MAP of approximately 28%. Ashland and Marathon have agreed that MAP will not make its quarterly distributions for the period from March 18, 2004, the date of the signing of the original master agreement, to the closing of the transactions or the termination of the master agreement in accordance with its terms, unless approved by a supermajority vote of the MAP board of managers. Although MAP has made no cash distributions since March 18, 2004, approximately one month prior to the date of the partial redemption MAP may make a pro rata cash distribution to Ashland and Marathon in a total amount to be determined shortly before that distribution. The total amount of the partial redemption and the ATB Holdings borrowing (defined below) will be $2,799,170,000, plus any increases as a result of the cash held by MAP as of the closing of the transactions or the last paragraph describing this step of the transactions.

Marathon will be responsible for ensuring that MAP has available a total amount of cash and accounts receivable sufficient to fund the partial redemption and both Marathon and Ashland will use reasonable best efforts to ensure that MAP has available the appropriate mix of cash and accounts receivable to fund the partial redemption. The MAP accounts receivable will be selected by Ashland in accordance with a protocol specified in the master agreement and will be valued using agreed discount factors to reflect credit risk and the time value of money. Marathon has represented that the information provided to Ashland by MAP in connection with Ashland’s evaluation of MAP’s accounts receivable is true and correct in all material respects.

Because the valuation of the transferred accounts receivable will take into account the associated credit risk, Ashland will bear the risk of nonpayment after transfer. To the extent any transferred account receivable is reduced or canceled (other than as a result of nonpayment), MAP will promptly assign a substitute receivable of the same value.

The amount of the partial redemption may be increased in two circumstances. MAP may increase the amount of the partial redemption if Marathon determines, after considering the requirements of applicable fraudulent transfer or conveyance laws, that the total amount of the partial redemption and the capital contribution described in paragraph 5 below is not reasonably equivalent to the total value of Ashland’s interest in MAP, the maleic anhydride business and the 60 VIOC centers located in Michigan and northwest Ohio. The amount of the partial redemption may also be increased by 38% of certain pension contributions and similar payments by MAP in excess of specified thresholds.

2. Maleic anhydride business/VIOC centers contribution. Ashland will contribute its maleic anhydride business and the 60 VIOC centers located in Michigan and northwest Ohio to ATB Holdings and ATB Holdings will assume certain related liabilities. The contribution of these businesses will be effected pursuant to two assignment and assumption agreements. See the section of this proxy statement/prospectus entitled “Assignment and Assumption Agreements.”

3. MAP/LOOP/LOCAP contribution. Ashland will contribute to ATB Holdings its remaining interest in MAP, its 4% interest in LOOP LLC, which owns and operates the only U.S. deepwater oil port located off the coast of Louisiana, and its 8.62% interest in LOCAP LLC, which owns a crude oil pipeline, and ATB Holdings will assume certain related liabilities. The following diagram illustrates the contributions described in this paragraph and the preceding paragraph:

4. Reorganization merger. Ashland will merge with and into EXM LLC, which will be the surviving business entity of that merger and a wholly owned subsidiary of ATB Holdings. We refer to this merger as the “reorganization merger.”

By virtue of the reorganization merger, each share of Ashland common stock will be converted into and represent one share of ATB Holdings common stock. All shares of Ashland common stock will no longer be outstanding, will automatically be canceled and retired and will cease to exist. However, dissenting shareholders of Ashland common stock who properly demand payment of the fair value of their shares of Ashland common stock pursuant to Subtitle 13 of the Kentucky Business Corporation Act will be entitled to payment of the fair value of their shares of Ashland common stock, rather than having their shares of Ashland common stock converted into shares of ATB Holdings common stock (and in turn receiving shares of New Ashland common stock in the distribution by ATB Holdings and having their shares of ATB Holdings common stock converted into the right to receive shares of Marathon common stock). See the section of this proxy statement/prospectus entitled “The Transactions—Rights of Dissenting Shareholders.”

5. ATB Holdings borrowing and capital contribution. Marathon will arrange for a borrowing by ATB Holdings currently expected to be approximately $1.9 billion. We refer to this borrowing as the “ATB Holdings borrowing.” The ATB Holdings borrowing will be expressly non-recourse to Ashland and will otherwise be made on terms and conditions reasonably acceptable to Ashland. Marathon may guarantee or provide other credit support for the ATB Holdings borrowing. After the ATB Holdings borrowing is completed, ATB Holdings will promptly contribute to EXM LLC cash in an amount equal to the total amount of this borrowing. We refer to this contribution as the “capital contribution.”

The following diagram illustrates the reorganization merger, the ATB Holdings borrowing and the capital contribution:

6. Conversion merger. EXM LLC will merge with and into New Ashland, which will survive the merger. We refer to this merger as the “conversion merger.”

By virtue of the conversion merger, each EXM LLC membership interest will be converted into a number of shares of New Ashland common stock equal to the quotient of (1) the number of shares of ATB Holdings common stock outstanding prior to the conversion merger divided by (2) the number of EXM LLC membership interests outstanding prior to the conversion merger. All shares of New Ashland common stock held by ATB Holdings immediately prior to the conversion merger will no longer be outstanding, will automatically be canceled and retired and will cease to exist.

7. Distribution. ATB Holdings will distribute shares of New Ashland common stock to the shareholders of Ashland (now holding ATB Holdings shares at the effective time of the distribution) on the basis of one share of New Ashland common stock for each outstanding share of ATB Holdings common stock. We refer to this as the “distribution.” As a result of the distribution, shares of New Ashland common stock will be held by the former shareholders of Ashland common stock. New Ashland will receive the proceeds of the partial redemption and the capital contribution and own all of Ashland’s existing businesses, properties and assets other than Ashland’s interests in MAP, LOOP and LOCAP, the maleic anhydride business and the 60 VIOC centers contributed to ATB Holdings as described above.

8. Acquisition Merger. ATB Holdings will merge into Marathon Domestic LLC, a wholly owned subsidiary of Marathon, which will survive the merger. We refer to this merger as the “acquisition merger.”

By virtue of the acquisition merger, the shareholders of Ashland (holding ATB Holdings shares at the effective time of the acquisition merger) will have the right to receive, for each share of ATB Holdings common stock, a pro rata amount of shares of Marathon common stock with a total value of $915 million (based on a 20-trading day averaging period ending three trading days prior to the closing of the transactions but not counting the date of the closing) (the “acquisition merger consideration”). The acquisition merger consideration and the shares of New Ashland common stock to be distributed pursuant to the distribution are together referred to as the “aggregate shareholder consideration.”

The following diagram illustrates the conversion merger, the distribution and the acquisition merger:

The following diagram illustrates the end result of the transactions:

Background of the Transactions

On January 1, 1998, Ashland and Marathon contributed substantially all of their respective petroleum supply, refining, marketing and transportation businesses to MAP in exchange for a 38% ownership interest in MAP, in the case of Ashland, and a 62% ownership interest in MAP, in the case of Marathon. Under the terms of the put/call, registration rights and standstill agreement entered into in connection with the formation of MAP, commencing on December 31, 2004, Marathon has an option to purchase Ashland’s interest in MAP at a purchase price equal to the fair market value of that interest plus a 15% premium, and commencing on January 1, 2005, Ashland has an option to sell that interest at a purchase price equal to the fair market value of that interest less a 15% discount or, with respect to any portion of the purchase price to be paid in equity securities, a 10% discount.

On May 29, 2002, representatives of Marathon initiated discussions with representatives of Ashland which ultimately led to the transactions. On that date, Clarence P. Cazalot, President and Chief Executive Officer of Marathon, and John T. Mills, then Chief Financial Officer of Marathon, met with Paul W. Chellgren, then Chairman of the Board and Chief Executive Officer of Ashland, J. Marvin Quin, Senior Vice President and Chief Financial Officer of Ashland, and David L. Hausrath, Senior Vice President, General Counsel and Secretary of Ashland, in Covington, Kentucky to explore Ashland’s interest in a negotiated disposition of its interest in MAP. Subsequent to that date, members of Marathon’s executive management, led by Mr. Mills, from time to time met and participated in conference call discussions with members of Ashland’s executive management, led by Mr. Quin, to develop a proposed transaction structure.

By letter dated August 8, 2002, Mr. Cazalot proposed a transaction to Mr. Chellgren in which Marathon would acquire Ashland’s interest in MAP in a transaction that reflected a value of $2.75 billion for that interest, in the form of Marathon common stock and Marathon’s assumption of Ashland debt. During the week of August 19, 2002 and by letter dated August 29, 2002, Mr. Quin indicated to Mr. Mills that Ashland did not believe that this proposal provided sufficient economic incentives for Ashland and its shareholders.

On December 18, 2002, members of Marathon’s executive management, led by Messrs. Cazalot, Mills and William F. Schwind Jr., Vice President, General Counsel and Secretary of Marathon, met with members of Ashland’s executive management, led by James J. O’Brien, Chairman of the Board and Chief Executive Officer of Ashland, Mr. Quin and Mr. Hausrath, in Houston, Texas to discuss Marathon’s previous proposal, which had been rejected, and to explore the possibility of continuing discussions based on the previously discussed transaction structure.

During the week of March 10, 2003, Mr. Cazalot contacted Mr. O’Brien to express Marathon’s continuing interest in acquiring Ashland’s interest in MAP. By letter dated March 18, 2003, Mr. Cazalot outlined a proposal for Marathon to acquire Ashland’s interest in MAP in a transaction that valued Ashland’s interest at $2.9 billion. Under that proposal, approximately half of $2.85 billion of the consideration would be received by Ashland shareholders in the form of shares of Marathon common stock and approximately half of that amount would be received by Ashland in the form of Ashland debt obligations assumed by Marathon. The proposal also contemplated assumption by Marathon of up to $50 million of Ashland environmental liabilities relating to the assets Ashland contributed in the formation of MAP. The proposed consideration would be reduced to the extent that Marathon’s due diligence showed that the Ashland environmental liabilities to be assumed by Marathon would exceed $50 million.

On March 20, 2003, at its regular meeting, the Ashland board of directors received a briefing from Ashland’s executive management regarding Marathon’s March 2003 proposal. At this meeting, representatives of Credit Suisse First Boston, Ashland’s financial advisor, briefed the board on certain financial aspects of Marathon’s March 2003 proposal.

By letter dated March 24, 2003, Mr. O’Brien stated to Mr. Cazalot that, based on Mr. Cazalot’s letter of March 18, 2003 and subsequent conversations, Ashland was prepared to commence more detailed discussions regarding Marathon’s March 2003 proposal.

On March 28, 2003, Ashland and Marathon entered into a confidentiality agreement in order to facilitate the exchange of information.

On April 9, 2003, representatives of Ashland, Credit Suisse First Boston, Ashland’s financial advisor, Cravath, Swaine & Moore LLP, Ashland’s legal advisor, Marathon, Citigroup Global Markets Inc., Marathon’s financial advisor, and Baker Botts L.L.P., a Marathon legal advisor, met in Houston, Texas to discuss the principal issues relating to Marathon’s March 2003 proposal. After this meeting, the parties and their respective financial and legal advisors continued to evaluate those issues.

In early May 2003, Ashland and Marathon terminated their discussions regarding Marathon’s March 2003 proposal. The most significant reason was Marathon’s concern that it might be exposed to risk because of applicable fraudulent transfer laws in light of Ashland’s asbestos-related contingent liabilities. Under the U.S. Bankruptcy Code and the laws of most states, a transfer could be held to be constructively fraudulent if the court determined that the transferor (1) received less than “reasonably equivalent value” or, in some jurisdictions, less than “fair consideration”, and (2) either was insolvent at the time of the transfer or was rendered insolvent by the transfer, was engaged or was about to engage in a business or transaction for which its remaining property constituted unreasonably small capital, or intended to incur or believed it would incur debts beyond its ability to pay as those debts matured. If the transferor, in this case Ashland, is thereafter unable to satisfy all of its creditors’ claims, fraudulent transfer law may provide unsatisfied creditors with a claim on the transferred assets, in this case the interest in MAP, the maleic anhydride business and the VIOC centers, or against the person who acquired them, in this case Marathon, regardless of the actual intent and legitimate business purposes of the parties. In early May 2003, Marathon decided that it could not proceed with its March 2003 proposal because of its concern that, because Ashland shareholders would have received approximately half of the proposed total consideration, Ashland might not receive “reasonably equivalent value” or “fair consideration,” under applicable legal interpretations of those terms, when viewed separately from its shareholders. By letter dated May 15, 2003, Mr. Cazalot confirmed to Mr. O’Brien this decision by Marathon and proposed further discussions to structure an alternative transaction to Marathon’s March 2003 proposal.

On May 15, 2003, at its regular meeting, the Ashland board of directors received a briefing from Ashland’s executive management on the status of Marathon’s March 2003 proposal, including a discussion of Marathon’s termination of that proposal.

From May 2003 through July 2003, representatives of Ashland, Credit Suisse First Boston, Cravath, Swaine & Moore LLP, Marathon, Citigroup Global Markets Inc., Miller & Chevalier Chartered, a Marathon legal advisor, and Baker Botts L.L.P. engaged in discussions to structure an alternative transaction to Marathon’s March 2003 proposal in which Marathon would acquire a portion of Ashland’s business, including its interest in MAP. The transactions described in this proxy statement/prospectus and for which Ashland is seeking your approval arose out of those discussions. In order to address Marathon’s concerns regarding its March 2003 proposal, (1) Ashland and Marathon structured the transactions to involve an effective assumption of new debt by Marathon to be incurred to provide for retirement of outstanding indebtedness of Ashland and payments in connection with other financial obligations and a distribution by MAP to Ashland of cash and accounts receivable in partial redemption of Ashland’s interest in MAP along with an issuance of shares of Marathon common stock to Ashland shareholders, in order to provide “reasonably equivalent value” or “fair consideration” to Ashland, and Marathon obtained the AAA reasonably equivalent value opinion described in the section of this proxy statement/prospectus entitled “The Transactions—Opinions of American Appraisal Associates, Inc.” and (2) Ashland and Marathon obtained the solvency-related opinions described in the sections of this proxy statement/prospectus entitled “The Transactions—Opinions of American Appraisal Associates, Inc.” and “The Transactions—Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.” and conditioned the closing of the transactions on the updating of those opinions.

On June 24, 2003, representatives of Ashland and Marathon met in Washington, DC to discuss certain issues relating to the transactions, including environmental matters, Ashland’s existing debt obligations and the costs of seeking consents to the transactions under those obligations.

By letter dated July 10, 2003, Mr. Cazalot proposed to Mr. O’Brien a transaction in which Marathon would acquire Ashland’s interest in MAP for total consideration of $2.9 billion. At this time, Marathon also distributed an initial draft of a term sheet outlining the principal terms and conditions of the transactions. From July 14, 2003 through late October 2003, representatives of Ashland, Credit Suisse First Boston, Cravath, Swaine & Moore LLP, Marathon, Citigroup Global Markets Inc., Miller & Chevalier Chartered and Baker Botts L.L.P. had a series of meetings and discussions and exchanged correspondence regarding the transactions and distributed revised drafts of the term sheet reflecting such discussions and correspondence. In late October 2003, Ashland and Marathon decided to proceed with the drafting of definitive documentation relating to the transactions.

On July 16, 2003, at its regular meeting, the Ashland board of directors received a briefing from Ashland’s executive management on the status of the transactions. At this meeting and at each of the subsequent meetings on January 28, 2004, March 2, 2004, March 17, 2004 and March 18, 2004 discussed below, the Ashland board of directors considered various potential alternatives to the transactions, including the taxable acquisition by Marathon of Ashland’s interest in MAP and the exercise by Marathon of its option to acquire Ashland’s interest in MAP under the governing documents of MAP, and the possible outcomes associated with those alternatives, including the amount of net cash proceeds that could be received by Ashland under those potential alternatives. Members of Ashland’s law department briefed the board on the U.S. Federal income tax consequences of the transactions and compared those consequences to the U.S. Federal income tax consequences of Marathon’s March 2003 proposal. Members of Ashland’s law department also briefed the board on applicable fraudulent transfer laws and the fiduciary duties of the board.

On September 18, 2003, at its regular meeting, the Ashland board of directors received a briefing from Ashland’s executive management on the status of the transactions.

On November 6, 2003, at its regular meeting, the Ashland board of directors received a briefing from Ashland’s executive management on the status of the transactions. At this meeting, representatives of Credit Suisse First Boston briefed the board on certain financial aspects of the transactions. Representatives of Cravath, Swaine & Moore LLP, Ashland’s legal advisor, reviewed the U.S. Federal income tax consequences of the transactions. Members of Ashland’s executive management informed the board that Ashland’s maleic anhydride business and certain VIOC centers had been identified by the parties to be included in the transactions, and that, among other things, due diligence regarding these businesses had begun. In addition, members of Ashland’s executive management reviewed the impact of Ashland’s debt obligations on the transactions and also reviewed the outlook for New Ashland after giving effect to the transactions.

On November 10, 2003, Ashland distributed an initial draft of the master agreement to Marathon. From this date through March 2004, representatives of Ashland, Credit Suisse First Boston, Cravath, Swaine & Moore LLP, Marathon, Citigroup Global Markets Inc., Miller & Chevalier Chartered and Baker Botts L.L.P. had a series of meetings and discussions regarding the transactions and distributed revised drafts of the master agreement and the other transaction agreements reflecting those discussions.

On January 28, 2004, at its regular meeting, the Ashland board of directors received a briefing from Ashland’s executive management on the status of the transactions. At this meeting, representatives of Credit Suisse First Boston briefed the board on certain financial aspects of the transactions. Members of Ashland’s law department and representatives of Cravath, Swaine & Moore LLP reviewed the U.S. Federal income tax consequences of the transactions and the principal issues addressed in the tax matters agreement. In addition, the board was informed that Steptoe & Johnson LLP had been retained by Ashland in January 2004 to provide its independent assessment of certain U.S. Federal income tax consequences of the transactions because of the importance of the tax issues relating to the transactions and their associated risk, and to assist the board in the exercise of its fiduciary duties and its business judgment in considering the transactions. Members of Ashland’s executive management also reviewed the impact of Ashland’s debt obligations on the transactions and provided an update on, among other things, the status of the due diligence regarding the maleic anhydride business and the 60 VIOC centers.

On the same date, Ashland engaged Houlihan Lokey for the purpose of rendering a written opinion as to New Ashland’s satisfaction of specified financial tests immediately after and giving effect to the transactions and on a pro forma basis.

On March 2, 2004, at a special meeting, the Ashland board of directors received a briefing from Ashland’s executive management on the status of the transactions. At this meeting, representatives of Credit Suisse First Boston briefed the board on certain financial aspects of the transactions. Members of Ashland’s executive management again reviewed the outlook for New Ashland after giving effect to the transactions. Representatives of Cravath, Swaine & Moore LLP reviewed the board’s fiduciary duties. At this meeting, the Ashland board of directors made a determination to meet later that month to further consider the transactions and transaction agreements for adoption, approval and recommendation to Ashland’s shareholders.

On March 17 and 18, 2004, the Ashland board of directors met to consider the transactions. Members of Ashland’s executive management and representatives of Credit Suisse First Boston and Cravath, Swaine & Moore LLP made presentations to the board and discussed with the board their views and analyses of the various business, financial, legal and regulatory aspects of the transactions, including a review of the terms and conditions of the transaction agreements. At these meetings, the board considered the outlook for New Ashland after giving effect to the transactions. In addition, the board considered, among other things, the financial results of the maleic anhydride business and the VIOC centers.

On March 17, 2004, members of Ashland’s law department reviewed the fiduciary duties of the board. In addition, representatives of Credit Suisse First Boston and Cravath, Swaine & Moore LLP made a presentation on the due diligence regarding Marathon conducted by Ashland and its advisors. On the same date, Houlihan Lokey made a presentation to the board regarding New Ashland’s satisfaction of specified financial tests immediately after and giving effect to the transactions and on a pro forma basis, and subsequently confirmed this in a written opinion. AAA also made a presentation to the Ashland board of directors regarding the satisfaction of specified solvency-related tests by Ashland before the transactions, New Ashland immediately after and giving effect to the transactions and on a pro forma basis, and MAP both before the transactions and immediately after and giving effect to the transactions and on a pro forma basis.

On March 18, 2004, representatives of Cravath, Swaine & Moore LLP reviewed the U.S. Federal income tax consequences of the transactions and the principal issues addressed in the tax matters agreement. Representatives of Steptoe & Johnson LLP also provided their independent assessment of certain U.S. Federal income tax consequences of the transactions. Representatives of Credit Suisse First Boston made a presentation to the board of directors regarding certain financial aspects of the transactions. In addition, Credit Suisse First Boston delivered its oral opinion, which was subsequently confirmed in writing, to the Ashland board of directors to the effect that the acquisition merger consideration (as defined under the terms of the original master agreement) to be received by the holders of shares of Ashland common stock pursuant to the acquisition merger was fair, from a financial point of view, to those holders. After further discussion and deliberation, the Ashland board of directors unanimously adopted and approved the transactions, the transaction agreements and the related ancillary agreements, determined that the terms of the transactions were fair to and in the best interests of Ashland and its shareholders, and recommended that Ashland shareholders vote to approve the transactions and the transaction agreements.

At board meetings held on July 31, 2002, April 30, 2003, July 30, 2003, September 24, 2003, October 29, 2003, November 26, 2003 and January 25, 2004, members of Marathon’s management provided the Marathon board of directors with various updates and reports regarding the status of discussions with Ashland relating to the proposed transactions and various related developments. At a board meeting held on February 25, 2004, members of Marathon’s management and representatives of Citigroup Global Markets Inc., Miller & Chevalier Chartered and Baker Botts L.L.P. reviewed with the Marathon board the current status of the proposed transaction and various items relating to: the structure of the proposed transactions; the terms of the proposed transaction agreements; various legal, tax and financial considerations relating to the proposed transactions; the conditions to closing of the proposed transactions; and the timetable for satisfaction of those closing conditions. At a board meeting held on March 18, 2004, members of Marathon’s management and its financial advisors provided the Marathon board of directors with an update of the items discussed at the February 25, 2004 board meeting. In addition, representatives of AAA delivered the AAA solvency opinions and the AAA reasonably equivalent value opinion described in the section of this proxy statement/prospectus entitled “The Transactions— Opinions of American Appraisal Associates, Inc.” After discussion and deliberation, the Marathon board of directors unanimously adopted and approved the transactions and the transaction agreements.

The transaction agreements were signed in Cincinnati, Ohio on March 18, 2004, and press releases announcing the transactions were issued prior to the opening of trading on the New York Stock Exchange on March 19, 2004.

On April 6, 2004, Ashland and Marathon jointly submitted a private letter rulings request with the Internal Revenue Service. Receipt of favorable private letter rulings as to various tax consequences was a condition to the closing of the transactions under the terms of the original master agreement. From this date through December 2004, representatives of Ashland, Cravath, Swaine & Moore LLP, Steptoe & Johnson LLP, Marathon and Miller & Chevalier Chartered had a series of meetings and discussions with representatives of the Internal Revenue Service regarding the transactions and the private letter rulings request.

On June 21, 2004, Ashland filed a preliminary proxy statement on Schedule 14A with the SEC relating to the transactions. On August 31, 2004, Ashland filed a revised preliminary proxy statement on Schedule 14A with the SEC relating to the transactions.

On September 16, 2004, at its regular meeting, the Ashland board of directors received a briefing from Ashland’s executive management on the status of the transactions, including the status of the discussions with the Internal Revenue Service regarding the private letter rulings request.

On October 12, 2004, ATB Holdings and New Ashland filed a registration statement on Form S-4 with the SEC relating to the transactions, and Marathon filed a registration statement on Form S-4 with the SEC relating to the transactions.

On November 4, 2004, at its regular meeting, the Ashland board of directors received a briefing from Ashland’s executive management on the status of the transactions, including the status of the discussions with the Internal Revenue Service regarding the private letter rulings request.

On December 20, 2004, after further discussions with the Internal Revenue Service each of Marathon and Ashland issued a press release announcing that the Internal Revenue Service had indicated that it did not intend to provide all of the private letter rulings requested by Ashland and Marathon. From December 2004 through April 2005, representatives of Ashland, Cravath, Swaine & Moore LLP, Steptoe & Johnson LLP, Marathon, Baker Botts L.L.P. and Miller & Chevalier Chartered had a series of meetings and discussions regarding the transactions and possible modifications to the transactions. During this period, the parties also continued discussions with the Internal Revenue Service regarding the private letter rulings request, the transactions and possible modifications to the transactions, including the possibility of executing a closing agreement with the Internal Revenue Service.

On January 25, 2005, Ashland issued an earnings release that included an update on the status of the transactions, including that discussions with the Internal Revenue Service were ongoing.

On January 26, 2005, at its regular meeting, the Ashland board of directors received a briefing from Ashland’s executive management on the status of the transactions, including the status of the discussions with the Internal Revenue Service regarding the private letter rulings request and possible modifications to the transactions. At this meeting, representatives of Credit Suisse First Boston briefed the board on certain financial aspects of the transactions.

On January 27, 2005, Marathon issued an earnings release that included an update on the status of the transactions, including a statement to the effect that the parties were continuing to pursue the completion of the transactions.

On February 8, 2005, Ashland issued a press release updating the status of the transactions, including that discussions with the Internal Revenue Service were ongoing.

From February 2005 through March 2005, Mr. O’Brien and Mr. Cazalot had a number of conversations and exchanged a series of letters regarding possible modifications to the transactions, including allocating liability between the parties for taxes arising under Section 355(e) of the Internal Revenue Code in connection with the transactions and increasing the total consideration to be received by Ashland and its shareholders in the transactions.

On March 17, 2005, at its regular meeting, the Ashland board of directors received a briefing from Ashland’s executive management on the status of the transactions, including the status of the discussions with the Internal Revenue Service regarding the private letter rulings request and possible modifications to the transactions. At this meeting, representatives of Credit Suisse First Boston briefed the board on certain financial aspects of the transactions. In addition, representatives of Cravath, Swaine & Moore LLP briefed the board on certain legal and contractual aspects of the transactions and also reviewed the fiduciary duties of the board.

On March 28, 2005, Ashland engaged Aegis Energy Advisors Corp. for the purpose of assisting Ashland’s board of directors and executive management in analyzing market conditions and valuations in the refining and marketing industry.

At board meetings held on May 26, 2004, July 28, 2004, September 30, 2004, October 27, 2004, November 24, 2004, January 21, 2005, February 23, 2005 and March 28, 2005, members of Marathon’s management provided the Marathon board of directors with various updates and reports regarding the status of the transactions, including from time to time the status of the ongoing discussions with the Internal Revenue Service.

On March 30, 2005, at a special meeting, the Ashland board of directors received a briefing from Ashland’s executive management on the status of the transactions, including possible modifications to the transactions. At this meeting, representatives of Aegis Energy Advisors Corp. briefed the board on market conditions and valuations in the refining and marketing industry, including its views on historical refining margins, current refining margin outlooks, current public equity market valuations in the industry and supply and demand conditions in the industry. In addition, representatives of Credit Suisse First Boston briefed the board on certain financial aspects of the transactions. The Ashland board of directors also considered various potential alternatives to the transactions, including a negotiated taxable acquisition by Marathon of Ashland’s interest in MAP and the exercise by Marathon of its option to acquire Ashland’s interest in MAP under the governing documents of MAP, and the possible outcomes associated with those alternatives. After further discussion and deliberation and consideration of the views of Ashland’s executive management, Aegis Energy Advisors Corp. and Credit Suisse First Boston, the Ashland board of directors instructed Ashland’s executive management to seek an additional $500 million of total consideration for the benefit of Ashland and its shareholders in connection with the proposed modification to the transactions.

On March 31, 2005, Mr. O’Brien proposed to Mr. Cazalot a modification to the transactions such that Ashland and its shareholders would receive an additional $500 million in total consideration over that provided for under the terms of the original master agreement.

By letter dated April 12, 2005, Mr. Cazalot proposed terms for a modification to the transactions that included an increase in the value of shares of Marathon common stock to be received by Ashland shareholders in the transactions from $315 million to $815 million. Between April 15, 2005 and April 27, 2005, the parties and their respective legal and financial advisors exchanged drafts of a term sheet outlining the principal terms and conditions of the modification to the transactions, the amendment to the master agreement and the amended and restated tax matters agreement, and the parties had a number of conversations relating to these documents, the consideration to be provided in the transactions and the other modifications to the transactions.

On April 26, 2005, Ashland’s executive management, after consideration of developments in comparable public company valuations and acquisitions, including the proposed Valero-Premcor transaction, and consultation with Ashland’s financial advisor, Credit Suisse First Boston, determined that it would be advisable to seek $200 million of additional total consideration to present to Ashland’s board of directors in connection with its evaluation of the proposed modification to the transactions. Mr. O’Brien communicated Ashland’s position to Mr. Cazalot later that day.

On April 26, 2005, the Marathon board of directors met to consider the modifications to the transactions. Members of Marathon’s management and representatives of Citigroup Global Markets Inc. and Baker Botts L.L.P. reviewed with the Marathon board the current status of the proposed modifications to the transactions and various items relating to: the structure of the proposed transactions as modified; the terms of the proposed amendments to the transaction agreements; various legal, tax and financial considerations relating to the proposed transactions; the conditions to closing of the proposed transactions; and the timetable for satisfaction of those closing conditions. In advance of that meeting, Mr. Cazalot and other members of management of Marathon conferred with representatives of both Citigroup Global Markets Inc. and Morgan Stanley & Co., Incorporated regarding the proposed transaction and alternatives to the proposed transaction. After discussion and deliberation at the April 26, 2005 meeting, the Marathon board of directors unanimously adopted and approved the general terms of the modifications to the transactions as set forth in Mr. Cazalot’s letter dated April 12, 2005 and authorized a special committee of the board of directors to approve further modifications following the finalization of negotiations regarding the consideration to be delivered by Marathon in connection with the transactions.

On April 27, 2005, the special committee of Marathon’s board of directors met and reviewed the current status of the proposed transactions, which, after further negotiations, included $100 million of additional consideration to be paid to Ashland’s stockholders in the form of Marathon common stock and a $100 million increase in the amount of the partial redemption of Ashland’s interest in MAP. After discussion and deliberation, the special committee approved the transactions as modified. In connection with that approval, representatives of AAA orally delivered an updated reasonably equivalent value opinion, which was subsequently confirmed in writing.

On April 27, 2005, the Ashland board of directors met to consider the modification to the transactions. Members of Ashland’s executive management and representatives of Credit Suisse First Boston and Cravath, Swaine & Moore LLP made presentations to the board and discussed with the board their views and analyses of the various business, financial, legal and regulatory aspects of the modification to the transactions, including a review of the terms and conditions of the amendment to the master agreement and the amended and restated tax matters agreement. Representatives of Cravath, Swaine & Moore LLP reviewed the fiduciary duties of the board. Representatives of Houlihan Lokey made a presentation to the board regarding New Ashland’s satisfaction of specified financial tests immediately after and giving effect to the transactions and on a pro forma basis, and subsequently confirmed this in its written opinion dated April 27, 2005. Representatives of Credit Suisse First Boston made a presentation to the board of directors regarding certain financial aspects of the modification to the transactions. In addition, Credit Suisse First Boston delivered its oral opinion, which was subsequently confirmed in writing, to the Ashland board of directors to the effect that the aggregate shareholder consideration to be received by the holders of Ashland common stock pursuant to the distribution and the acquisition merger was fair, from a financial point of view, to those holders. After further discussion and deliberation, the Ashland board of directors unanimously adopted and approved the transactions as modified, the transaction agreements as amended and the related ancillary agreements, determined that the terms of the transactions as modified were fair to and in the best interests of Ashland and its shareholders, and recommended that Ashland shareholders vote to approve the transactions as modified and the transaction agreements as amended.

The amendment to the master agreement and the tax matters agreement were signed in Cincinnati, Ohio on April 27, 2005, and both Ashland and Marathon issued press releases announcing the modification to the transactions prior to the opening of trading on the New York Stock Exchange on April 28, 2005.

Recommendation of the Ashland Board of Directors

The Ashland board of directors unanimously determined, at a meeting held on April 27, 2005, that the terms of the transactions are fair to and in the best interests of Ashland and its shareholders. Accordingly, at that meeting, the Ashland board of directors unanimously adopted and approved the transactions, transaction agreements and the ancillary agreements relating to the transactions, and unanimously recommended that Ashland shareholders vote “FOR” the approval of the transactions and the transaction agreements. For a discussion of the benefits and other interests of directors and executive officers of Ashland that are different from or in addition to the interests of other shareholders, see the section of this proxy statement/prospectus entitled “The Transactions—Interests of Directors and Executive Officers of Ashland.” The Ashland board of directors determined that these benefits were such that they would not affect the ability of the members of the Ashland board of directors to discharge their duties.

Ashland’s Reasons for the Transactions

In reaching its determination that the terms of the transactions are fair to and in the best interests of Ashland and its shareholders and its decision to unanimously adopt and approve the transactions, the transaction agreements and the ancillary agreements relating to the transactions, and to unanimously recommend that Ashland shareholders approve the transactions and the transaction agreements, the Ashland board of directors consulted with executive management and the financial, legal and other advisors of Ashland, and considered a variety of factors with respect to the transactions, including the following factors:

•	Elimination of the uncertainties associated with the put/call agreement. The transactions provide timing and valuation certainty to Ashland and its shareholders with respect to Ashland’s interest in MAP. The Ashland board of directors and executive management believe that the transactions are superior to a purchase by Marathon of Ashland’s interest pursuant to their respective options under the put/call agreement described in the section of this proxy statement/prospectus entitled “The Transactions—Existing MAP Agreement—Put/Call, Registration Rights and Standstill Agreement,” which belief was based on a number of factors, including those listed in this proxy statement/prospectus.

•	Intended tax treatment of the transactions for U.S. Federal income tax purposes. The transactions have been structured to be generally tax-free to Ashland shareholders and tax-efficient to Ashland and New Ashland. See the section of this proxy statement/prospectus entitled “The Transactions—Material U.S. Federal Income Tax Consequences of the Transactions.”

•	Ashland’s strategic focus. The Ashland board of directors and executive management believe that the transactions complement Ashland’s strategic focus and are another step in Ashland’s strategy of transforming and improving its performance and financial dynamics by focusing on its wholly owned businesses.

•	Transactions are superior to alternatives. The Ashland board of directors and executive management believe that a more attractive strategic transaction with respect to Ashland’s interest in MAP is not achievable by Ashland at this time.

•	Financial strength and flexibility of New Ashland. The transactions and the intended use of proceeds of the partial redemption and the capital contribution will provide New Ashland with funds sufficient to repurchase, repay or defease outstanding indebtedness, so that New Ashland will have the ability to raise substantial cash through borrowings for investment in New Ashland’s businesses. The anticipated financial strength of New Ashland will provide it with increased flexibility, including a greater ability to pursue new product developments and acquisition opportunities.

•	Ashland shareholders’ continued participation in MAP. By virtue of their ownership of shares of Marathon common stock upon the closing of the transactions, Ashland shareholders will continue to have an opportunity, though reduced, to participate in the future performance of MAP.

•	Removal of the potential for misalignment. The transactions eliminate the potential that a misalignment of the interests of Ashland and Marathon, as co-owners of MAP, could adversely affect MAP’s future growth and financial performance.

•	Executive management recommendation of the transactions. The Ashland board of directors considered the recommendation of the transactions by Ashland executive management.

•	Opinion of Credit Suisse First Boston. The Ashland board of directors considered the financial presentation of Ashland’s financial advisor, Credit Suisse First Boston, including its opinion to the effect that, as of the date of its opinion and based upon and subject to the matters described in its opinion, the aggregate shareholder consideration to be received by Ashland shareholders pursuant to the distribution and the acquisition merger was fair, from a financial point of view, to Ashland shareholders.

•	Opinion of Houlihan Lokey. The Ashland board of directors considered the presentation of Houlihan Lokey, including its opinion, regarding New Ashland’s satisfaction of specified financial tests immediately after and giving effect to the transactions.

•	Financial review. The Ashland board of directors considered the business, operations, financial condition, earnings and prospects of each of Ashland, MAP and Marathon and the anticipated business, operations, financial condition, earnings and prospects of New Ashland.

•	Transaction terms and conditions. The Ashland board of directors and executive management believe that the terms and conditions of the transaction agreements and the ancillary agreements are appropriate for the transactions.

•	Due diligence. The Ashland board of directors considered the results of the due diligence review of the business, properties and prospects of Marathon conducted by Ashland and its financial and legal advisors.

The Ashland board of directors also identified and considered countervailing factors in its deliberations concerning the transactions and the transaction agreements, including the following:

•	the possibility that by completing the transactions and foregoing a potential exercise by Marathon of its option to purchase Ashland’s interest in MAP under the put/call agreement described in the section of this proxy statement/prospectus entitled “The Transactions—Existing MAP Agreements—Put/Call, Registration Rights and Standstill Agreement,” that Ashland would receive less value after taxes than it would have had Marathon exercised its option, because of uncertainties involved in determining the fair market value of Ashland’s interest in MAP under the terms of the put/call agreement;

•	the timing of the execution of a closing agreement with the Internal Revenue Service, including the possibility of delay in executing such agreement or the imposition of unfavorable terms or conditions in order to execute such agreement;

•	the risk that the closing of the transactions may not occur and the potential adverse consequences if the closing of the transactions does not occur;

•	the provisions of the master agreement relating to Ashland’s indemnification of Marathon for losses under the circumstances described in the master agreement;

•	New Ashland’s potential liabilities to Marathon under the tax matters agreement, including the matters described in the section of this proxy statement/prospectus entitled “Risk Factors”;

•	the risk associated with Ashland’s obtaining consents of series of debt issued under the Ashland Public Indenture and the potential adverse consequences if the required consents are not obtained or if the required consents are obtained but any one or more series of Ashland public debt does not consent to the transactions;

•	the provisions of the master agreement relating to non-solicitation of competing proposals, termination of the master agreement and payment of a termination fee under the circumstances described in the master agreement and the impact that those obligations may have on potential third party acquirors and on the ability of Ashland to respond to any potential third party offer;

•	the possible disruption of Ashland’s business that might result from the announcement of the transactions and the diversion of management’s attention from Ashland’s business because of the transactions; and

•	the various risk factors set forth under the section of this proxy statement/prospectus entitled “Risk Factors.”

The Ashland board of directors determined that these negative factors were outweighed by the potential benefits of the transactions.

This discussion includes the material information and factors the Ashland board of directors considered but is not intended to be exhaustive. In view of the variety of factors and quality and amount of information considered, the Ashland board of directors did not find it practicable to make and did not make specific assessments of, or quantify or assign relative weights to, the specific factors it considered in reaching its determination to unanimously adopt and approve the transactions, the transaction agreements and the ancillary agreements relating to the transactions. Instead, the Ashland board of directors made its determination after consideration of all factors taken together and after thorough discussions with and questioning of its management and financial, legal and other advisors. Individual members of the Ashland board of directors may have given different weight to different factors.

There can be no assurance that any of the potential benefits considered by the Ashland board of directors will be realized. See the sections of this proxy statement/prospectus entitled “Risk Factors” and “Disclosure Regarding Forward Looking Statements.”

Marathon’s Reasons for the Transactions

Marathon is seeking to acquire Ashland’s minority interest in MAP because owning 100% of MAP will provide Marathon with the financial and strategic flexibility to capture and fund growth opportunities in its upstream, downstream and integrated gas business segments. Additionally, the transactions will increase Marathon’s ownership in the downstream business without the risks commonly associated with integrating a newly acquired business.

Marathon’s board of directors, at a meeting held on April 26, 2005, and the special committee of the board, at a meeting in April 27, 2005, unanimously determined that the terms of the transactions are fair to and in the best interests of Marathon and its stockholders and unanimously approved and adopted the transaction agreements and the transactions. In reaching its decision to approve and adopt the transaction agreements and the transactions, the board of directors considered many factors, including the following strategic benefits Marathon believes will arise from the closing of the transactions:

•	Strong refining and marketing fundamentals. Marathon believes the outlook for the refining and marketing business is attractive in MAP’s core areas of operation. Complete ownership of MAP provides Marathon the opportunity to leverage MAP’s access to premium U.S. markets where Marathon expects the levels of demand to remain high for the foreseeable future and where Marathon expects MAP will continue to have adequate sources of supply of crude oil and other feedstocks.

•	Increased source of cash flows from a stable economic and political environment. One of the ways Marathon assesses the economic and political risks associated with its increasingly global businesses is by comparing resources from member countries of the Organisation for Economic Co-operation and Development (“OECD”), including the United States, with resources from non-OECD countries. MAP provides Marathon with a source of high-quality OECD cash flow, which Marathon believes enhances the geographical balance in Marathon’s overall risk portfolio. Further, the increase in Marathon’s long-term OECD cash flows that will result from the transactions will enhance Marathon’s financial flexibility to expand its upstream and integrated gas businesses in non-OECD countries.

•	Accretion to earnings and cash flow. Marathon anticipates the transactions will be accretive to earnings per share and cash flow.

•	Elimination of uncertainties associated with the put/call agreement. Under the terms of the put/call agreement described in the section of this proxy statement/prospectus entitled “The

Transactions—Existing MAP Agreements—Put/Call, Registration Rights and Standstill Agreement,” Marathon has the option to purchase Ashland’s interest in MAP at a cash purchase price equal to the fair market value of the interest plus a 15% premium. Similarly, Ashland has the option to sell that interest to Marathon Oil Company for a purchase price in cash and/or Marathon debt or equity securities equal to the fair market value of the interest less a 15% discount (10% to the extent equity securities are used). The master agreement provides that the parties cannot exercise their respective options unless the master agreement is terminated in accordance with its terms. The transactions eliminate the timing and valuation uncertainties associated with the exercise of the respective options, as well as the associated premium and discount.

•	Removal of the potential for misalignment. The transactions eliminate the potential that a misalignment of the interests of Ashland and Marathon, as co-owners of MAP, could adversely affect MAP’s future growth and financial performance.

This discussion includes the material information and factors the Marathon board of directors considered but is not intended to be exhaustive. In view of the variety of factors and quality and amount of information considered, the Marathon board of directors did not find it practicable to make and did not make specific assessments of, or quantify or assign relative weights to, the specific factors it considered in reaching its determination to approve and adopt the transaction agreements and the transactions. Instead, the Marathon board of directors made its determination after consideration of all factors taken together and after thorough discussions with and questioning of its management and legal, financial and other advisors. Individual members of the Marathon board of directors may have given different weight to different factors.

There can be no assurance that any of the potential benefits considered by the Marathon board of directors will be realized. See the sections of this proxy statement/prospectus entitled “Risk Factors” and “Disclosure Regarding Forward-Looking Statements.”

O pinion of Ashland’s Financial Advisor

Credit Suisse First Boston has acted as financial advisor to Ashland in connection with the transactions. Ashland selected Credit Suisse First Boston based upon Credit Suisse First Boston’s experience, reputation and familiarity with the business sectors in which Ashland, MAP and Marathon conduct their respective businesses. Credit Suisse First Boston is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

In connection with Credit Suisse First Boston’s engagement, the board of directors of Ashland requested that Credit Suisse First Boston evaluate the fairness, from a financial point of view, to the holders of Ashland’s common stock, other than Marathon and its affiliates, of the aggregate shareholder consideration to be received by those shareholders pursuant to the distribution and the acquisition merger. On April 27, 2005, at a meeting of the board of directors of Ashland held to evaluate the transactions, Credit Suisse First Boston delivered to the board of directors its opinion to the effect that, as of that date and based upon and subject to the matters described in its opinion, the aggregate shareholder consideration to be received pursuant to the distribution and the acquisition merger was fair, from a financial point of view, to the holders of Ashland’s common stock, other than Marathon and its affiliates. Credit Suisse First Boston assumed, with the consent of the board of directors of Ashland, that the holders of Ashland’s common stock will, by means of the reorganization merger, be the holders of ATB Holdings’s common stock entitled to receive the aggregate shareholder consideration pursuant to the distribution and the acquisition merger.

The full text of Credit Suisse First Boston’s written opinion to the board of directors, dated April 27, 2005, which sets forth the procedures followed, assumptions made, matters considered and limitations of the review undertaken, is attached as Annex I to this proxy statement/prospectus and is incorporated by reference in this proxy statement/prospectus. Holders of Ashland’s common stock are encouraged to read this opinion carefully and in its entirety. Credit Suisse First Boston’s opinion was provided to the board of directors in connection with its evaluation of the aggregate shareholder consideration and relates only to the fairness, from a financial point of view, of the aggregate shareholder consideration to be received by the holders of Ashland’s common stock, other than Marathon and its affiliates, does not address any other aspect of the transactions or any related transactions and does not constitute a recommendation to any Ashland shareholder as to any matter relating to the transactions or any related transactions, including how such shareholder should vote or act. The summary of Credit Suisse First Boston’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Credit Suisse First Boston:

•	reviewed the original master agreement, a draft of the amendment to the master agreement, the assignment and assumption agreement (maleic business), the assignment and assumption agreement (VIOC centers), a draft of the amended and restated tax matters agreement, and drafts or execution copies of the amendments to the MAP limited liability company agreement and related documents and other agreements;

•	reviewed publicly available business and financial information relating to Ashland, Marathon and MAP;

•	reviewed other information, including financial forecasts, that were provided to Credit Suisse First Boston by Ashland, Marathon and MAP;

•	discussed the business and prospects of Ashland, New Ashland, Marathon, MAP, the maleic anhydride business and the VIOC centers with Ashland’s, Marathon’s and MAP’s management;

•	considered financial and stock market data of Ashland, New Ashland (on a pro forma basis) and Marathon, and financial data of MAP, the maleic anhydride business and the VIOC centers, and compared those data with similar data for publicly held companies in businesses similar to Ashland, New Ashland (on a pro forma basis), Marathon, MAP, the maleic anhydride business and the VIOC centers;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been announced or effected; and

•	considered other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the information that it reviewed or considered and relied on that information being complete and accurate in all material respects. With respect to the financial forecasts (including forecasts relating to the maleic anhydride business and the VIOC centers prepared by Ashland), Credit Suisse First Boston was advised, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of Ashland’s, Marathon’s and MAP’s management as to the future financial performance of Ashland, New Ashland, Marathon, MAP, the maleic anhydride business and the VIOC centers. Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Ashland, Marathon, MAP, the maleic anhydride business or the VIOC centers. Credit Suisse First Boston’s opinion was necessarily based upon information available to it, and financial, economic, market and other conditions as they existed and could be evaluated, on the date of its opinion. Credit Suisse First Boston did not express any opinion as to the actual value of the New Ashland common stock or the Marathon common stock when issued or distributed pursuant to the distribution or the acquisition merger or the prices at which such common stock would trade at any time. Credit Suisse First Boston relied on the views and assessments of the management of Ashland with respect to the MAP accounts receivable to be distributed to Ashland as part of the partial redemption and assumed without independent verification that their valuations thereof represented reasonable estimates with respect to the value of those accounts receivable.

Credit Suisse First Boston assumed, with the consent of the board of directors of Ashland, that in the course of obtaining the necessary regulatory and third party approvals and consents for the transactions and related transactions, no modification, delay (beyond the outside date for closing (as defined in this proxy statement/prospectus and the master agreement)), limitation, restriction or condition would be imposed that would have an adverse effect on New Ashland or Marathon or the contemplated benefits of the transactions or related transactions in any respect material to its analysis. Credit Suisse First Boston also assumed, with the consent of the board of directors of Ashland, that the transactions and related transactions would be consummated in accordance with the terms of the master agreement, the assignment and assumption agreement (maleic business), the assignment and assumption agreement (VIOC centers), the amended and restated tax matters agreement and the MAP limited liability company agreement amendments and related documents and agreements, and that the parties would comply with their respective obligations under these agreements and documents, in each case, without waiver, modification or amendment of any material terms, conditions or agreements, and in compliance with all applicable laws (including, without limitation, laws relating to insolvency and fraudulent conveyance and to the payment of dividends). Credit Suisse First Boston assumed that all documents and agreements which it reviewed in draft form would not, when finalized or executed, differ from the drafts it reviewed in any respect material to its analysis. Credit Suisse First Boston also assumed, with the consent of the board of directors, that the receipt of the ATB Holdings common stock in connection with the reorganization merger, the receipt of the New Ashland common stock in connection with the distribution and the receipt of the Marathon common stock in connection with the acquisition merger, would be tax-free for United States federal income tax purposes to the shareholders of Ashland, and that none of Marathon, Ashland, New Ashland or any of their respective affiliates would recognize material income, gain or loss for United States federal income tax purposes as a result of the transactions or related transactions (other than under Section 355(e) of the Internal Revenue Code, as amended, subject to the indemnification obligations set forth in the amended and restated tax matters agreement).

Credit Suisse First Boston’s opinion did not address the relative merits of the transactions or any related transactions compared to other business strategies that might be available to Ashland, nor did it address the underlying business decision of Ashland to proceed with the transactions or any related transactions. Credit Suisse First Boston was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Ashland, Ashland’s interest in MAP, the maleic anhydride business or the VIOC centers.

In preparing its opinion to the board of directors, Credit Suisse First Boston performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse First Boston’s analyses described below is not a complete description of the analyses underlying Credit Suisse First Boston’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Credit Suisse First Boston made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Credit Suisse First Boston considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Ashland, New Ashland and Marathon. No company, transaction or business used in Credit Suisse First Boston’s analyses as a comparison is identical to Ashland, New Ashland, Marathon, MAP, the maleic anhydride business or the VIOC centers or the proposed transactions, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Credit Suisse First Boston’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Credit Suisse First Boston’s analyses are inherently subject to substantial uncertainty.

Credit Suisse First Boston’s opinion and financial analyses were only one of many factors considered by the board of directors of Ashland in its evaluation of the proposed transactions and should not be viewed as determinative of the views of the board of directors or Ashland’s management with respect to the transactions or the aggregate shareholder consideration. Although Credit Suisse First Boston evaluated the aggregate shareholder consideration from a financial point of view, it was not requested to, and did not, determine or recommend the specific consideration to be paid in the transactions.

The following is a summary of the material financial analyses underlying Credit Suisse First Boston’s opinion dated April 27, 2005 delivered to the board of directors of Ashland in connection with the transactions. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse First Boston’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse First Boston’s financial analyses. Except as otherwise specified, all periods referred to in the summary below are calendar periods.

MAP

Discounted Cash Flow Analysis. A discounted cash flow analysis is generally used to calculate a valuation range for a company by calculating the present value of the expected cash flows that will be generated by the company, discounted at a rate that reflects the uncertainty of these estimated future cash flows. Credit Suisse First Boston performed a discounted cash flow analysis of MAP to calculate the estimated present value of the stand-alone, unlevered, after-tax free cash flows that MAP could generate based on the following scenarios:

•	Ashland Management Case. The Ashland Management Case was based on financial projections prepared by Ashland management for calendar years 2005 to 2009. The projections for 2005 were based on projections prepared by MAP management, updated by Ashland management to reflect recent developments in MAP’s financial performance and the industry in which it operates. The projections for 2006 and 2007 were based on projections prepared by MAP management and the projections for 2008 and 2009 were developed independently by Ashland management.

•	2007-2009 Normalized EBITDA Cases of $1.5 Billion, $1.6 Billion and $1.7 Billion. Ashland’s management adjusted estimates of MAP’s financial performance for calendar years 2007 through 2009 from the Ashland Management Case, including estimates of earnings before interest, taxes, depreciation and amortization, which is referred to as EBITDA, to exclude the estimated effects of cyclical factors to calculate mid-cycle earnings, which is referred to as Normalized EBITDA. Projections for 2005 and 2006 were the same as the Ashland Management Case. Ashland’s management prepared these different scenarios for Normalized EBITDA of $1.5 billion, $1.6 billion and $1.7 billion. These scenarios are referred to as the $1.5 Billion Normalized EBITDA Case, the $1.6 Billion Normalized EBITDA Case and the $1.7 Billion Normalized EBITDA Case, respectively.

Credit Suisse First Boston used discount rates of 9.0% to 10.0% based on analyses of weighted average costs of capital for comparable public companies and assumed terminal EBITDA multiples of 5.0x to 6.0x 2009 EBITDA (estimated) based on analyses of trading multiples of comparable public companies as described below. Cash flows for the last six months of calendar year 2005 and for calendar years 2006 through 2009 were discounted back to June 30, 2005

Credit Suisse First Boston calculated the following implied enterprise value ranges of Ashland’s interest in MAP based on the discounted cash flow analysis described above:

($ in millions)

	IMPLIED ENTERPRISE VALUE OF MAP INTEREST
	LOW	HIGH
Ashland Management Case	$2,974	$3,516
$1,500 Normalized EBITDA Case	$2,696	$3,185
$1,600 Normalized EBITDA Case	$2,874	$3,396
$1,700 Normalized EBITDA Case	$3,052	$3,606

Based on the discounted cash flow analysis and implied enterprise values described above, Credit Suisse First Boston derived the following enterprise value reference range for Ashland’s interest in MAP, and compared this reference range to the valuation of MAP implied by the transactions, referred to as the MAP Attributable Valuation, and an estimate of the pre-tax equivalent of the MAP Attributable Valuation based on Ashland’s tax basis attributable to its interest in MAP of approximately $1.3 billion (as calculated by Ashland’s management).

($ in millions)

IMPLIED ENTERPRISE VALUE OF MAP INTEREST
ENTERPRISE VALUE REFERENCE RANGE		MAP ATTRIBUTABLE VALUATION
LOW	HIGH	IMPLIED	PRE-TAX EQUIVALENT
$3,000	$3,500	$3,615	$5,110

Comparable Acquisitions Analysis. Using publicly available information, Credit Suisse First Boston analyzed information relating to the following selected acquisitions. The transactions used in the analysis were selected because they involved the acquisition of companies engaged in businesses that are reasonably similar to that of MAP and because these companies have operating profiles and financial statistics that are similar to those of MAP.

ACQUIROR	TARGET
Valero	Premcor
Premcor	Motiva
Frontier Oil	Holly Corporation
Shell / Saudi Aramco	Texaco
Valero	UDS
Phillips	Tosco
UDS	TOPNA
Tosco	Unocal
Ultramar	Diamond Shamrock

For each of the selected comparable acquisitions, Credit Suisse First Boston calculated the multiple of enterprise value (which is defined as market value of equity plus short and long-term debt plus preferred stock less cash and cash equivalents) to the target company’s last twelve months, or LTM, EBITDA. The following table sets forth the mean and median multiples derived from this analysis:

ENTERPRISE VALUE / LTM EBITDA
Mean	6.6x
Median	5.9x

Credit Suisse First Boston calculated implied enterprise values for Ashland’s interest in MAP by applying multiples to MAP’s 2004 EBITDA (actual), using a range of 5.5x to 7.5x. Credit Suisse First Boston derived the following reference range of implied enterprise values for Ashland’s interest in MAP, and compared this range to the MAP Attributable Valuation and an estimate of the pre-tax equivalent of the MAP Attributable Valuation based on Ashland’s tax basis attributable to its interest in MAP of approximately $1.3 billion (as calculated by Ashland’s management).

($ in millions)

	IMPLIED ENTERPRISE VALUE OF MAP INTEREST
			MAP ATTRIBUTABLE VALUATION
	LOW	HIGH	IMPLIED	PRE-TAX EQUIVALENT
2004 EBITDA (actual)	$3,808	$5,193	$3,615	$5,110

Analysis of Valero Acquisition of Premcor. Credit Suisse First Boston analyzed the transaction multiples implied by Valero’s proposed acquisition of Premcor (publicly announced on April 25, 2005). Due to the relevant timing of the transaction and the comparability of Premcor’s operations and assets to the operations and assets of MAP, Credit Suisse First Boston calculated the implied multiples of Premcor’s 2004 EBITDA (actual) (derived from publicly available SEC filings) and 2005 EBITDA (estimated) (derived from publicly available analyst research reports) to Premcor’s enterprise value implied by the proposed transaction. Credit Suisse First Boston also adjusted Premcor’s 2004 EBITDA (actual) and 2005 EBITDA (estimated) for expected annual synergies of $350 million announced by Valero and Premcor in connection with the proposed transaction, and calculated the implied multiples of Premcor’s 2004 EBITDA (actual) and 2005 EBITDA (estimated), in each case as adjusted for synergies, to Premcor’s enterprise value implied by the proposed transaction.

Credit Suisse First Boston calculated the implied enterprise value of Ashland’s interest in MAP based on MAP’s 2004 EBITDA (actual) of $1.822 billion, MAP’s 2005 EBITDA (estimated) (prepared by Ashland’s management) and MAP’s 2005 EBITDA (estimated) (derived from publicly available analyst research reports) and using the multiples implied by the Premcor/Valero transaction, as described above. Credit Suisse First Boston derived the following range of implied enterprise values for Ashland’s interest in MAP, and compared this range to the MAP Attributable Valuation and an estimate of the pre-tax equivalent of the MAP Attributable Valuation based on Ashland’s tax basis attributable to its interest in MAP of approximately $1.3 billion (as calculated by Ashland’s management):

($ in millions)

				MAP ATTRIBUTABLE VALUATION
	EBITDA	MULTIPLE	IMPLIED ENTERPRISE VALUE OF MAP INTEREST	IMPLIED	PRE-TAX EQUIVALENT
2004 (actual; multiple excluding synergies)	$1,822	7.4x	$5,147	$3,615	$5,110
2004 (actual; multiple adjusted for synergies)	$1,822	5.6x	$3,885	$3,615	$5,110
2005 (estimated-analyst reports; multiple excluding synergies)	$1,674	6.1x	$3,885	$3,615	$5,110
2005 (estimated-analyst reports; multiple adjusted for synergies)	$1,674	4.8x	$3,067	$3,615	$5,110
2005 (estimated-Ashland management; multiple excluding synergies)	$2,004	6.1x	$4,652	$3,615	$5,110
2005 (estimated-Ashland management; multiple adjusted for synergies)	$2,004	4.8x	$3,672	$3,615	$5,110

Comparable Public Companies Analysis. Credit Suisse First Boston compared financial data relating to MAP to financial data relating to the following publicly traded companies that have similar operations to MAP:

Premcor

Tesoro

Sunoco

Valero

For each of the above comparable public companies, Credit Suisse First Boston calculated market value, enterprise value, and enterprise value as a multiple of 2005 EBITDA (estimated) derived from publicly available analyst research reports.

For purposes of calculating the enterprise value as a multiple of 2005 EBITDA (estimated) for each comparable company, Credit Suisse First Boston used the closing price per share of that company’s common stock on April 22, 2004. The mean multiple derived from these analyses was 5.1x.

Credit Suisse First Boston calculated the implied enterprise value of Ashland’s interest in MAP by applying multiples to MAP’s 2005 EBITDA (estimated) of $1,674 million (derived from publicly available analyst research reports) and $2,004 million (based on the Ashland Management Case) using a range of 4.5x to 5.5x. Credit Suisse First Boston derived the following range of implied enterprise values for Ashland’s interest in MAP, and compared this range to the MAP Attributable Valuation and an estimate of the pre-tax equivalent of the MAP Attributable Valuation based on Ashland’s tax basis attributable to its interest in MAP of approximately $1.3 billion (as calculated by Ashland’s management).

($ in millions)

	IMPLIED ENTERPRISE VALUE OF MAP INTEREST
			MAP ATTRIBUTABLE VALUATION
	LOW	HIGH	IMPLIED	PRE-TAX EQUIVALENT

2005 EBITDA (estimated-analyst reports)	$2,862	$3,498	$3,615	$5,110
2005 EBITDA (estimated-Ashland Management Case)	$3,427	$4,188	$3,615	$5,110

Maleic Anhydride Business

Discounted Cash Flow Analysis. Credit Suisse First Boston performed a discounted cash flow analysis based on projections prepared by Ashland management for fiscal year 2005 through fiscal year 2010, which are referred to as Management Estimates. Credit Suisse First Boston used discount rates of 11.0% to 13.0% based on analyses of weighted average costs of capital for comparable public companies and assumed terminal EBITDA multiples of 5.0x to 6.0x 2010 EBITDA (estimated) based on analyses of trading multiples of comparable public companies as described below. Cash flows for the fourth quarter of fiscal year 2005 through fiscal year 2010 were discounted back to June 30, 2005.

Credit Suisse First Boston calculated the following implied enterprise values for the maleic anhydride business based on the discounted cash flow analyses described above:

($ in millions)

	IMPLIED ENTERPRISE VALUE
	LOW	HIGH
Management Estimates	$58.3	$69.5

Comparable Acquisitions Analysis. Using publicly available information, Credit Suisse First Boston analyzed information relating to the following selected acquisitions. The transactions used in the analysis were selected because they involved the acquisition of companies engaged in businesses that are reasonably similar to that of the maleic anhydride business and because these companies have operating profiles and financial statistics that are similar to those of the maleic anhydride business.

ACQUIROR	TARGET
Celanese	Acetex
Occidental Chemical	Vulcan-Chlor-Alkali Assets
Lion Chemical	PolyOne Elastomers & Additives
Blackstone Capital Partners	Celanese AG
Bear Stearns	Lonza-Polymer
Investor Group	Cognis
Ineos Plc	Degussa—Phenolchemie
Sasol	CONDEA

For each of the selected comparable acquisitions, Credit Suisse First Boston calculated the ratio of enterprise value to the target company’s last twelve months, or LTM, EBITDA. The following table sets forth the mean and median multiples derived from these analyses:

ENTERPRISE VALUE / LTM EBITDA
Mean	6.3x
Median	5.7x

Credit Suisse First Boston calculated implied enterprise values by applying multiples to the maleic anhydride business’s 2004 EBITDA (actual) of $6.9 million and Normalized 2004 EBITDA (estimated) of $12.6 million provided by Ashland’s management, using a range of 5.5x to 6.5x. Credit Suisse First Boston derived the following implied enterprise values for the maleic anhydride business:

($ in millions)

	IMPLIED ENTERPRISE VALUE
	LOW	HIGH
Normalized 2004 EBITDA (estimated)	$69.2	$81.8
2004 EBITDA (actual)	$38.1	$45.0

Based on the comparable acquisitions analysis described above, Credit Suisse First Boston derived the following enterprise value reference range for the maleic anhydride business:

($ in millions)

	IMPLIED ENTERPRISE VALUE
	LOW	HIGH
Enterprise Value Reference Range	$55.0	$65.0

Comparable Public Companies Analysis. Credit Suisse First Boston compared financial data relating to the maleic anhydride business to financial data relating to the following publicly traded companies that have similar operations to the maleic anhydride business:

Huntsman

Celanese

Eastman Chemical

Georgia Gulf

Methanex

Stepan

For each of the above comparable public companies, Credit Suisse First Boston calculated market value, enterprise value, and enterprise value as a multiple of 2005 EBITDA (estimated) derived from publicly available analyst research reports.

For purposes of calculating the enterprise value as a multiple of 2005 EBITDA (estimated) for each comparable company, Credit Suisse First Boston used the closing price per share of that company’s common stock on April 22, 2005. The following table sets forth the mean and median multiples derived from this analysis:

ENTERPRISE VALUE / EBITDA
2005E
Mean	5.4x
Median	5.5x

Credit Suisse First Boston calculated the implied enterprise value of the maleic anhydride business by applying multiples to the maleic anhydride business’s Normalized 2005 EBITDA (estimated) of $12.6 million and 2005 EBITDA (estimated) of $7.1 million, each provided by Ashland’s management, using a range of 5.0x to 6.0x. Credit Suisse First Boston derived the following range of implied enterprise values for the maleic anhydride business:

($ in millions)

	IMPLIED ENTERPRISE VALUE
	LOW	HIGH
Normalized 2005 EBITDA (estimated)	$63.0	$75.5
2005 EBITDA (estimated)	$35.7	$42.8

Based on the comparable public companies analysis described above, Credit Suisse First Boston derived the following enterprise value reference range for the maleic anhydride business:

($ in millions)

	IMPLIED ENTERPRISE VALUE
	LOW	HIGH
Enterprise Value Reference Range	$50.0	$60.0

VIOC Centers

Discounted Cash Flow Analysis. Credit Suisse First Boston performed a discounted cash flow analysis based on projections prepared by Ashland management for fiscal year 2005 through fiscal year 2010, which are referred to as Management Estimates. Credit Suisse First Boston used discount rates of 10.0% to 12.0% based on analyses of weighted average costs of capital for comparable public companies and assumed terminal EBITDA multiples of 6.5x to 7.5x 2010 EBITDA (estimated) based on analyses of trading multiples of comparable public companies as described below. Cash flows for the fourth quarter of fiscal year 2005 through fiscal year 2010 were discounted back to June 30, 2005.

Credit Suisse First Boston calculated the following implied enterprise values for the VIOC centers based on the discounted cash flow analyses described above:

($ in millions)

	IMPLIED ENTERPRISE VALUE
	LOW	HIGH
Management Estimates	$33.3	$39.6

Comparable Acquisitions Analysis. Using publicly available information, Credit Suisse First Boston analyzed information relating to the following selected acquisitions. The transactions used in the analysis were selected because they involved the acquisition of companies engaged in businesses that are reasonably similar to that of the VIOC centers and because these companies have operating profiles and financial statistics that are similar to those of the VIOC centers.

ACQUIROR	TARGET
TBC Corporation	National Tire & Battery
Pantry	Golden Gallon
Carousel Capital & Halifax	Meineke Car Care Centers
Advance Auto Parts	Discount Auto Parts
Oak Hill	Travel Centers of America
Europe Auto Distribution	Finelist Group PLC
AutoZone, Inc.	Chief Auto Parts, Inc.

For each of the selected comparable acquisitions, Credit Suisse First Boston calculated the ratio of enterprise value to the target company’s last twelve months, or LTM, EBITDA. The following table sets forth the mean and median multiples derived from this analysis.

ENTERPRISE VALUE / LTM EBITDA
Mean	6.8x
Median	6.9x

Credit Suisse First Boston calculated the implied enterprise value of the VIOC centers by applying multiples to the VIOC centers’ 2004 EBITDA (actual) of $4.6 million, using a range of 6.5x to 7.5x. Credit Suisse First Boston derived the following range of implied enterprise values for the VIOC centers:

($ in millions)

	IMPLIED ENTERPRISE VALUE
	LOW	HIGH
2004 EBITDA (actual)	$30.0	$34.6

Comparable Public Companies Analysis. Credit Suisse First Boston compared financial data relating to the VIOC centers to financial data relating to the following publicly traded companies that have similar operations to the VIOC centers:

Autozone

Canadian Tire

Advance Auto Parts

CSK Auto

Pantry

For each of the above comparable public companies, Credit Suisse First Boston calculated market value, enterprise value, and enterprise value as a multiple of 2005 EBITDA (estimated) derived from publicly available analyst research reports.

For purposes of calculating the enterprise value as a multiple of 2005 EBITDA (estimated) for each comparable company, Credit Suisse First Boston used the closing price per share of that company’s common stock on April 22, 2005. The following table sets forth the mean and median multiples derived from this analysis:

ENTERPRISE VALUE / EBITDA
2005E
Mean	7.8x
Median	7.5x

Credit Suisse First Boston calculated the implied enterprise value of the VIOC centers by applying multiples to the VIOC centers’ 2005 EBITDA (estimated) of $4.7 million provided by Ashland’s management, using a range of 7.0x to 8.0x. Credit Suisse First Boston derived the following range of implied enterprise values for the VIOC centers:

($ in millions)

	IMPLIED ENTERPRISE VALUE
	LOW	HIGH
2005 EBITDA (estimated)	$33.1	$37.8

Maleic Anhydride Business and VIOC Centers

Discounted Cash Flow Analysis. Based on the discounted cash flow analyses and implied enterprise values described above for each of the maleic anhydride business and the VIOC centers, Credit Suisse First Boston derived the following aggregate enterprise value reference range for the maleic anhydride business and the VIOC centers, and compared this reference range to the aggregate valuation of the maleic anhydride business and the VIOC centers implied by the transactions, referred to as the Maleic/VIOC Attributable Valuation:

($ in millions)

IMPLIED ENTERPRISE VALUE
ENTERPRISE VALUE REFERENCE RANGE		MALEIC/VIOC ATTRIBUTABLE VALUATION
LOW	HIGH
$91.6	$109.1	$94.1

Comparable Acquisitions Analysis. Based on the comparable acquisitions analyses described above for each of the maleic anhydride business and the VIOC centers, Credit Suisse First Boston derived the following aggregate enterprise value reference range for the maleic anhydride business and the VIOC centers, and compared this reference range to the Maleic/VIOC Attributable Valuation:

($ in millions)

IMPLIED ENTERPRISE VALUE
ENTERPRISE VALUE REFERENCE RANGE		MALEIC/VIOC ATTRIBUTABLE VALUATION
LOW	HIGH
$85.0	$99.6	$94.1

Comparable Public Companies Analysis. Based on the comparable public companies analyses described above for each of the maleic anhydride business and the VIOC centers, Credit Suisse First Boston derived the following aggregate enterprise value reference range for the maleic anhydride business and the VIOC centers, and compared this reference range to the Maleic/VIOC Attributable Valuation:

($ in millions)

IMPLIED ENTERPRISE VALUE
ENTERPRISE VALUE REFERENCE RANGE		MALEIC/VIOC ATTRIBUTABLE VALUATION
LOW	HIGH
$83.1	$97.8	$94.1

New Ashland

Discounted Cash Flow Analysis. Credit Suisse First Boston performed a discounted cash flow analysis based on financial projections of New Ashland prepared by Ashland’s management, which are referred to as Management Estimates, for fiscal year 2005 through fiscal year 2009. Credit Suisse First Boston used discount rates of 9.0% to 10.0% based on analyses of weighted average costs of capital for comparable public companies and assumed terminal EBITDA multiples of 7.0x to 8.0x based on analyses of trading multiples of comparable public companies as described below. Cash flows for the fourth quarter of fiscal year 2005 through fiscal year 2009 were discounted back to June 30, 2005.

Credit Suisse First Boston calculated the following implied enterprise values for New Ashland based on the discounted cash flow analyses described above:

($ in millions)

	IMPLIED ENTERPRISE VALUE
	LOW	HIGH
Management Estimates	$3,634	$4,252

Comparable Public Companies Analysis. Credit Suisse First Boston compared financial data relating to each business of New Ashland to financial data relating to the following publicly traded companies that have similar operations to the respective businesses of New Ashland:

Transportation Construction Business (“APAC”)

Vulcan Materials

Martin Marietta Materials

Florida Rock

Granite Construction

Specialty Chemicals Business

Rohm & Haas

Nalco Holdings

Cytec Industries

HB Fuller

Arch Chemicals

Distribution Business

Univar N.V.

A. Schulman

Valvoline Business

Clorox

Scotts Co

WD-40

For each of the above comparable public companies, Credit Suisse First Boston calculated market value, enterprise value, and enterprise value as a multiple of 2005 EBITDA (estimated) derived from publicly available analyst research reports. For purposes of calculating the enterprise value as a multiple of 2005 EBITDA (estimated) for each comparable company, Credit Suisse First Boston used the closing price per share of that company’s common stock on April 22, 2005.

Using 2005 EBITDA estimates provided by Ashland’s management, Credit Suisse First Boston applied a range of EBITDA multiples derived from its analysis of the comparable public companies of 7.0x to 8.0x to 2005 EBITDA (estimated) for APAC, 7.0x to 8.0x to 2005 EBITDA (estimated) for the specialty chemicals business of Ashland, 5.0x to 5.5x to 2005 EBITDA (estimated) for the distribution business of Ashland, and 9.0x to 11.0x to 2005 EBITDA (estimated) for the Valvoline business of Ashland. Credit Suisse First Boston then calculated weighted average, or blended, multiples for New Ashland based on the relative contribution of each of the above businesses to New Ashland’s 2005 EBITDA (estimated). The following table sets forth the implied blended multiples derived from this analysis:

ENTERPRISE VALUE / 2005 EBITDA (ESTIMATED)
	LOW	HIGH
Blended Mean	7.0x	8.1x

Credit Suisse First Boston then calculated the implied enterprise value of New Ashland by applying multiples to New Ashland’s 2005 EBITDA (estimated) provided by Ashland’s management, using a range of 7.0x - 8.0x. Credit Suisse First Boston derived the following range of implied enterprise values for New Ashland:

($ in millions)

	IMPLIED ENTERPRISE VALUE
	LOW	HIGH
Estimated 2005 EBITDA	$3,311	$3,784

New Ashland Valuation/Valuation of Aggregate Shareholder Consideration. Based on the comparable public companies analysis and discounted cash flow analysis described above, Credit Suisse First Boston derived the following enterprise value range for New Ashland:

($ in millions)

	COMPARABLE PUBLIC COMPANIES ANALYSIS		DISCOUNTED CASH FLOW ANALYSIS
	7.0X 2005 EBITDA (ESTIMATED)	8.0X 2005 EBITDA (ESTIMATED)	10% DISCOUNT RATE 7.0X TERMINAL MULTIPLE	9% DISCOUNT RATE 8.0X TERMINAL MULTIPLE
Enterprise Value	$3,311	$3,784	$3,634	$4,252

Based on financial data provided by Ashland’s management, Credit Suisse First Boston calculated an estimate of New Ashland’s cash balance immediately following the closing of the transactions, referred to as the Estimated Net Cash Balance (which Credit Suisse First Boston defined, for purposes of this analysis, as existing cash and cash equivalents (excluding the minimum cash balance required for operations, as estimated by Ashland management) plus cash and cash equivalents received from the capital contribution and the partial redemption (including an amount equal to 38% of the cash held by MAP as of the closing of the transactions) minus estimated market value of short and long term debt minus certain off-balance sheet obligations minus transaction costs). The Estimated Net Cash Balance is also net of the estimated amount of taxes to be paid by New Ashland under Section 355(e) of the Internal Revenue Code, after taking into account the indemnification obligations of the parties under the amended and restated tax matters agreement. The estimated amount of the Section 355(e) taxes was determined based on tax basis information and a tax calculation schedule, in each case provided by Ashland’s management. Credit Suisse First Boston then calculated the implied equity value of each New Ashland share, adjusted to account for a theoretical value discount to the Estimated Net Cash Balance and adjusted for potential asbestos liabilities. The theoretical value discount applied to the Estimated Net Cash Balance was determined based on the difference between the Estimated Net Cash Balance and the implied present value of such balance assuming growth over a two year period at a range of possible investment rates of return provided by Ashland’s management, discounted to present value at a discount rate equal to Ashland’s estimated cost of capital (provided by Ashland’s management). The assumed asbestos liabilities amount of approximately $200 million is based on data derived from publicly available analyst research reports.

Based on the enterprise value range derived pursuant to the comparable public companies analysis and discounted cash flow analysis, the Estimated Net Cash Balance (as adjusted for estimated Section 355(e) taxes), the theoretical value discount to the Estimated Net Cash Balance and the assumed asbestos liabilities, each as described above, and assuming 72.9 million outstanding shares of New Ashland common stock (based on data provided by Ashland’s management), Credit Suisse First Boston derived the range of implied equity values for each New Ashland share set forth in the table below. In addition, Credit Suisse First Boston included in its analysis the Marathon common stock to be received by Ashland’s shareholders pursuant to the acquisition merger in order to derive the implied per share value of the aggregate shareholder consideration. Credit Suisse First Boston did not express any opinion as to the actual value of the New Ashland common stock or Marathon common stock when issued or distributed or the prices at which such common stock would trade at any time.

($ in millions, except per share data)

	COMPARABLE PUBLIC COMPANIES ANALYSIS		DISCOUNTED CASH FLOW ANALYSIS
	7.0X 2005 EBITDA (ESTIMATED)	8.0X 2005 EBITDA (ESTIMATED)	10% DISCOUNT RATE 7.0X TERMINAL MULTIPLE	9% DISCOUNT RATE 8.0X TERMINAL MULTIPLE
New Ashland Enterprise Value	$3,311	$3,784	$3,634	$4,252
Estimated Net Cash Balance	$1,062	$1,062	$1,054	$838
New Ashland Equity Value (excluding theoretical value discount and assumed asbestos liabilities)	$4,373	$4,846	$4,688	$5,090
New Ashland Equity Value (taking into account theoretical value discount and assumed asbestos liabilities)	$4,012	$4,485	$4,529	$4,963
New Ashland Equity Value per Share	$55.06	$61.55	$62.15	$68.11
Marathon Stock per Share	$12.56	$12.56	$12.56	$12.56
Aggregate Shareholder Consideration per Share	$67.61	$74.11	$74.71	$80.67

Other Factors. In the course of preparing its opinion, Credit Suisse First Boston also reviewed other information and data, including:

•	actual EBITDA for MAP for the period from 1998 to 2004, and estimated EBITDA for MAP for 2005 and 2006 based on publicly available analyst research reports;

•	public trading multiples of: super majors, including Exxon Mobil, BP, Royal Dutch/Shell and TOTAL; large integrated oil companies, including ChevronTexaco, ConocoPhillips, Marathon and Amerada Hess; and international integrated oil companies, including ENI, Repsol YPF, Norsk Hydro and Petro-Canada;

•	12-month price targets, analyst ratings and comments based on publicly available analyst research reports, in each case with respect to Marathon; and

•	historical market price performance of Ashland common stock and Marathon common stock from March 17, 2004 to April 22, 2005.

Ashland has agreed to pay Credit Suisse First Boston a fee for its financial advisory services in connection with the transactions of approximately $16.7 million, $1,750,000 of which has already been paid to Credit Suisse First Boston and the remainder of which is contingent upon the closing of the transactions. Ashland also has agreed to reimburse Credit Suisse First Boston for its out-of-pocket expenses, including the fees and expenses of its outside legal counsel and any other advisor retained by Credit Suisse First Boston, and to indemnify Credit Suisse First Boston and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Credit Suisse First Boston and its affiliates in the past have provided, are currently providing and may in the future provide financial and investment banking services to Ashland and its affiliates, and in the past have provided, are currently providing and may in the future provide financial and investment banking services to Marathon and its affiliates unrelated to the proposed transactions, for which services Credit Suisse First Boston and its affiliates have received, and expect to receive, compensation. Credit Suisse First Boston received compensation from Ashland and its affiliates for corporate lending and other services of approximately $70,000 in 2002 and $40,000 in 2003. Credit Suisse First Boston received compensation from Marathon and its affiliates for underwriting, corporate lending and other services of approximately $750,000 in 2002 and $30,000 in 2003. Credit Suisse First Boston did not receive any such compensation from Ashland or Marathon or their respective affiliates in 2004. Credit Suisse First Boston is a participant lender in Marathon’s revolving credit facility and, in 2001, acted as financial advisor to USX Corporation in connection with the reorganization of USX Corporation that resulted in the separation of Marathon and United States Steel. Credit Suisse First Boston will also be acting as dealer manager and solicitation agent in connection with the proposed tender offer and consent solicitation of outstanding debt issued by Ashland under its indenture dated as of August 15, 1989, as amended and restated as of August 15, 1990. Ashland has agreed to pay Credit Suisse First Boston a fee for its services as dealer manager and solicitation agent of $2.50 per $1,000 principal amount of notes validly accepted for payment in the tender offer and consent solicitation. While the amount of notes subject to the tender offer and consent solicitation has not yet been determined, in the event that all outstanding notes are subject to the tender offer and consent solicitation and validly accepted for payment, Credit Suisse First Boston’s fee for its services as dealer manager and solicitation agent will be approximately $2.9 million. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the securities of Ashland and Marathon, and in the future may actively trade the securities of New Ashland and Marathon, for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in those securities.

Opinions of American Appraisal Associates, Inc.

The preparation of a solvency opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Nevertheless, the following is a summary of AAA’s solvency opinions addressed to the board of directors of Marathon and provided to the board of directors of Ashland and dated March 18, 2004. We refer to these opinions as the “AAA solvency opinions.” This summary includes a description of the material analyses and procedures applied by AAA in the course of preparing and rendering the AAA solvency opinions. This summary does not purport to be a complete statement of the analyses and procedures applied, judgments made or conclusions reached by AAA or a complete description of the AAA solvency opinions. In the AAA solvency opinions, AAA stated that, based on the considerations set forth therein and on other factors it deemed relevant, it was of the opinion that, assuming the transactions are consummated substantially as proposed in the original transaction agreements, as of an assumed effective date of September 30, 2004:

•	the fair value of the aggregate assets of each of Ashland and MAP, before consummation of the transactions, and each of MAP and New Ashland, after consummation of the transactions, will exceed their respective total liabilities (including subordinated, unmatured, unliquidated, disputed and contingent liabilities);

•	the present fair saleable value of the aggregate assets of each of Ashland and MAP, before consummation of the transactions, and each of MAP and New Ashland, after consummation of the transactions, will exceed their respective probable liabilities, as they become absolute and mature;

•	each of Ashland and MAP, before consummation of the transactions, and each of MAP and New Ashland, after consummation of the transactions, will be able to pay their respective liabilities as they mature and come due;

•	each of Ashland and MAP, before consummation of the transactions, and each of MAP and New Ashland, after consummation of the transactions, will not have unreasonably small capital for the business in which it is engaged, as its management has stated its business is conducted or proposed to be conducted; and

•	immediately before and after giving effect to the transactions, the fair value of the aggregate assets of MAP will exceed all liabilities of MAP, other than liabilities to members of MAP on account of their limited liability company interests.

The preparation of a reasonably equivalent value opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Nevertheless, the following is a summary of AAA’s reasonably equivalent value opinion addressed to the board of directors of Marathon and dated April 27, 2005, which replaces AAA’s reasonably equivalent value opinion addressed to the board of directors of Marathon and dated March 18, 2004. We refer to the April 27, 2005 opinion as the “AAA reasonably equivalent value opinion.” This summary includes a description of the material analyses and procedures applied by AAA in the course of preparing and rendering the AAA reasonably equivalent value opinion. This summary does not purport to be a complete statement of the analyses and procedures applied, judgments made or conclusions reached by AAA or a complete description of the AAA reasonably equivalent value opinion. In the AAA reasonably equivalent value opinion, AAA stated that, based on the considerations set forth therein and on other factors it deemed relevant, it was of the opinion that, as of the date of that opinion and assuming the transactions are consummated substantially as proposed in the amended transaction agreements, the combined value of the partial redemption and the capital contribution is reasonably equivalent to the combined value of Ashland’s 38% interest in MAP, the maleic anhydride business and the 60 VIOC centers.

Copies of the AAA solvency opinions and the AAA reasonably equivalent value opinion are attached as Annexes J, K and L to this proxy statement/prospectus, and this summary is qualified in its entirety by reference to those opinions. We urge you to read the AAA solvency opinions and the AAA reasonably equivalent value opinion carefully in their entirety for a description of the procedures followed, factors considered, assumptions and qualifications made and limitations on the review undertaken by AAA in reaching its opinions. The AAA opinions were provided for the information and assistance of the Marathon and Ashland boards of directors in connection with the transactions and transaction agreements and are not intended to be and do not constitute recommendations as to how any shareholder of Ashland should vote at the special meeting.

The AAA solvency opinions will be updated as of the date of the closing of the transactions, and the closing of the transactions is conditioned on, among other things, Ashland’s and Marathon’s receipt of those updated opinions. See “The Master Agreement—Conditions to Closing of the Transactions.” Marathon intends to have the AAA reasonably equivalent value opinion updated as of the date of the closing as well; Marathon’s receipt of that updated opinion is not, however, a condition to the closing.

In rendering the AAA solvency opinions, AAA valued the aggregate assets, on a consolidated and going concern basis, of each of Ashland and MAP, before consummation of the transactions, and each of MAP and New Ashland, after consummation of and after giving effect to the transactions and the associated liabilities incurred or remaining outstanding in connection with the transactions. The valuations included the aggregate assets of the respective businesses of Ashland’s and MAP’s business enterprises (total invested capital) represented by their respective total net working capital, tangible plant, property and equipment, and intangible assets (including goodwill) before consummation of, and giving effect to, the transactions and the corresponding assets of MAP and New Ashland after consummation of, and giving effect to, the transactions. For each of Ashland and New Ashland, AAA included in the assets the asbestos insurance reserves estimates by Ashland and included in the liabilities provisions for the claims alleging exposure to asbestos, each as provided by Ashland and as represented by Ashland to have been recorded in accordance with generally accepted accounting principles. AAA stated its belief that these considerations form a reasonable basis to value each of Ashland, MAP and New Ashland, and that nothing had come to its attention that caused it to believe that either of Ashland or MAP, before consummation of the transactions, or either of MAP or New Ashland, after consummation of and after giving effect to the transactions and the associated liabilities incurred or remaining outstanding in connection with the transactions, would not be a going concern.

In rendering the AAA reasonably equivalent value opinion, AAA valued the aggregate assets of each of MAP and Ashland’s 38% interest in MAP, before consummation of the transactions. The valuations were completed on the same basis as the pre-consummation valuations prepared for the AAA solvency opinions. The valuation of Ashland’s 38% interest in MAP also reflected the outstanding debt of MAP.

For purposes of its opinions, the following terms have the meanings set forth below:

•	“Fair value” of assets means the amount at which the aggregate assets would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both.

•	“Present fair saleable value” of assets means the amount that may be realized if the assets are sold with reasonable promptness in an arm’s-length transaction under present conditions in a current market for the sale of assets of a comparable business enterprise.

•	“Contingent liabilities” of a specified entity means the maximum estimated amount of liabilities of that entity that are not absolute and which have been identified to AAA, including, but not limited to, liabilities associated with claims alleging exposure to asbestos, the environment and pension obligations, by responsible officers and employees of that entity and its accountants and financial advisors, and such other experts as AAA deemed necessary to consult. AAA, after consultation with responsible officers and employees of the specified entity, and/or such industry, economic and other experts as AAA deemed necessary to consult and rely on, assessed the reasonableness of the estimate of each of the contingent liabilities, in light of all the facts and circumstances existing at the time. Such contingent liabilities may not meet the criteria for accrual under Statement of Financial Accounting Standards No. 5 and, therefore, may not necessarily be recorded as liabilities under generally accepted accounting principles.

•	“Able to pay their respective liabilities as they mature” means, with respect to a specified entity, that, assuming the transactions have been consummated as proposed (and taking into consideration, as appropriate, the borrowing capacity available under that entity’s borrowing facilities), during the period covered by the financial projections prepared by that entity’s management, the specified entity will have the ability in the ordinary course of business to pay its current debt, short-term debt, long-term debt, other contractual obligations and other liabilities, including contingent liabilities, as such debt and other liabilities mature.

•	“Will not have unreasonably small capital for the businesses in which it is engaged” means, with respect to a specified entity, that the specified entity will not lack sufficient capital for the needs and anticipated needs for capital of its business, including contingent liabilities, as management of that entity has stated that its business is conducted or proposed to be conducted following the consummation of the transactions.

•	“Reasonably equivalent value” means, with respect to the transactions, that the combination of the partial redemption, the capital contribution, the limitation on New Ashland’s environmental liability as described under “The Master Agreement—Existing MAP Agreements” and any indemnity by Marathon of Section 355(e) tax liabilities as described under “The Amended and Restated Tax Matters Agreement—Indemnification for Taxes” will constitute realizable commercial value reasonably equivalent to the aggregate realizable commercial value of Ashland’s 38% interest in MAP, the VIOC centers and the maleic anhydride business.

The determinations of value for purposes of AAA’s opinions were based on the generally accepted valuation principles used in the market as follows:

•	Market Approach. Based on considerations of:

•	current stock market prices (considered with and without control premiums, for purposes of the reasonably equivalent value opinion) of publicly held companies whose businesses are similar to those of each of Ashland, MAP and New Ashland, as applicable, and premiums paid over market prices by acquirors of total or controlling ownership in such businesses; and

•	acquisition prices paid for total ownership positions in businesses whose lines of business are similar to those of Ashland, MAP and New Ashland, as applicable.

•	Discounted Cash Flow Approach. In the solvency opinion, this approach was based on the present value of the debt-free operating cash flow future of Ashland, MAP and New Ashland, as applicable, in each case as estimated by such entity’s management and reflected in its financial projections. In each case, the present value was determined by discounting the projected operating cash flow at a rate of return that reflected the financial and business risks of Ashland, MAP or New Ashland, as applicable. In the reasonably equivalent value opinion, a range of values was developed considering:

•	the present value of MAP’s future debt-free operating cash flow, as estimated by MAP’s management and reflected in its financial projections;

•	several alternative MAP margin scenarios, giving weight to historical margin averages and long-range business plan projections provided by Marathon;

•	multi-year and one-year income capitalization scenarios; and

•	application of a range of discount rates and exit multiples that consider the financial and business risks of MAP.

For purposes of the AAA reasonably equivalent value opinion, AAA used the valuations for the VIOC centers and the maleic anhydride business established through arm’s-length negotiations between Ashland and Marathon.

For purposes of the AAA solvency opinions, in determining the amount that would be required to pay the total liabilities of each of Ashland, MAP and New Ashland, as such liabilities become absolute and mature, AAA:

•	applied valuation techniques, including present value analysis, to the amounts that will be required from time to time to pay such liabilities (including contingent liabilities) as they become absolute and mature based on their scheduled maturities (or, in the case of contingent liabilities, the anticipated dates of payment); and

•	with respect to Ashland and New Ashland, considered the asbestos-related claims payments and related asbestos insurance recoveries as estimated by Ashland on its pro forma balance sheet, as well as asbestos-related claims payments estimates and related asbestos insurance recovery estimates prepared by consultants Marathon retained.

In the course of AAA’s investigation of contingent liabilities, the managements of each of Ashland, MAP and New Ashland brought to the attention of AAA areas including:

•	various pending lawsuits and claims, including, with respect to Ashland, asbestos-related lawsuits and claims;

•	environmental matters;

•	employee benefit plan obligations;

•	tax audit exposure;

•	adequacy of corporate risk management programs; and

•	contracts and commitments.

Provisions for the ongoing expenses related to these issues were included with the projection of income and expenses presented in Ashland’s and MAP’s financial projections and were considered in AAA’s valuation studies as ongoing business operating expenses. AAA took those contingent liabilities into account in rendering its opinions and concluded that those liabilities and ongoing expenses did not require any qualification of its opinions. AAA’s conclusions were based on, among other things, its discussions with the respective managements of Ashland and MAP, their consultants and counsel concerning, and AAA’s investigation of, the various lawsuits, claims, including asbestos-related claims and asbestos insurance recovery, and other contingent liabilities identified to it.

AAA based its opinions on, among other things, a review of the agreements relating to the transactions, historical and pro forma financial information, certain business information and certain assumptions relating to Ashland and MAP, including those contained in this proxy statement/prospectus, as well as certain financial forecasts and other data provided by Ashland and MAP relating to the businesses and prospects of Ashland, MAP and New Ashland. AAA also conducted discussions with Ashland’s and MAP’s management with respect to the businesses and prospects of Ashland, MAP and New Ashland and conducted such financial studies, analyses and investigations as it deemed appropriate in rendering its opinions. The AAA opinion letters state that, in preparing its opinions, AAA relied on the accuracy and completeness of all information supplied or otherwise made available to it by Ashland and MAP and did not independently verify that information or undertake any physical inspection or independent appraisal of the assets or liabilities of Ashland or MAP. The opinion letters state also that AAA’s opinions were based on business, economic, market and other conditions existing on the date those opinions were rendered.

AAA was retained to render its opinions as to the solvency of Ashland, MAP and New Ashland and its reasonably equivalent value opinion because of its familiarity with the businesses of Ashland and MAP and its qualifications, expertise and reputation in appraising and valuing companies.

AAA consented to delivery of copies of the AAA solvency opinions to the boards of directors of Ashland and New Ashland. AAA also consented to the inclusion of this summary in, and the attachment of its opinions to, this proxy statement/prospectus. Marathon has agreed to pay AAA a fee of $500,000, $370,000 of which has already been paid to AAA and the remainder of which is payable upon delivery by AAA of its updated opinions as of the date of the closing of the transactions. Marathon has also agreed to reimburse AAA for its out-of-pocket expenses incurred in connection with the rendering of its opinions.

Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

The preparation of Houlihan Lokey’s opinion involved a complex process that is not necessarily susceptible to partial analysis or summary description. Nevertheless, the following is a brief summary of Houlihan Lokey’s opinion addressed to the boards of directors of Ashland and New Ashland and dated April 27, 2005. We refer to this opinion as the “Houlihan Lokey opinion.” This summary includes a brief description of the material considerations evaluated and procedures applied by Houlihan Lokey in the course of preparing and rendering the Houlihan Lokey opinion. However, this summary does not purport to be a complete statement of the considerations evaluated and procedures followed, factors considered, findings, assumptions and qualifications made, the bases for and methods of arriving at such findings, limitations on the review undertaken in connection with the opinion, judgments made or conclusions reached by Houlihan Lokey or a complete description of the Houlihan Lokey opinion. The Houlihan Lokey opinion relates solely to specific financial tests that Ashland and New Ashland believe support their conclusions regarding solvency after giving effect to the transactions.

In the Houlihan Lokey opinion, Houlihan Lokey states that, based on the considerations set forth therein and on other factors it deemed relevant, it was of the opinion as of the date of that letter that, assuming the transactions are completed as described in the Houlihan opinion, immediately after and giving effect to the transactions and on a pro forma basis:

•	the fair value of New Ashland’s assets would exceed its stated liabilities and identified contingent liabilities;

•	the present fair saleable value of New Ashland’s assets would exceed its probable liabilities as they become absolute and mature;

•	New Ashland should be able to pay its debts as they become due or mature; and

•	the capital remaining in New Ashland after the transactions would not be unreasonably small for the business in which New Ashland would be engaged, as management of Ashland has indicated it is now conducted and is proposed to be conducted following the consummation of the transactions.

The full text of the Houlihan Lokey opinion is attached as Annex M to this proxy statement/prospectus, and this summary is qualified in its entirety by reference to the text of that opinion. Houlihan Lokey has consented to the inclusion of this summary in, and the attachment of its opinion to, this proxy statement/prospectus, but does not thereby admit that Houlihan Lokey comes within the category of persons whose consent is required under federal securities laws, nor does Houlihan Lokey thereby admit that it is an expert with respect to any part of this proxy statement/prospectus within the meaning of the term “expert” under the federal securities laws. Houlihan Lokey believes, and so advised the board of directors of Ashland, that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete view of the process underlying its analyses and opinions.

Ashland shareholders are urged to, and should, read the Houlihan Lokey opinion carefully in its entirety for a description of a complete statement of considerations and procedures followed, factors considered, findings, assumptions and qualifications made, the bases and methods of arriving at such findings, limitations on the review undertaken in connection with the opinion, judgments made or conclusions undertaken by Houlihan Lokey in reaching its opinion. The Houlihan Lokey opinion was provided for the information and assistance of the Ashland and New Ashland boards of directors in connection with their evaluation of the solvency of Ashland and New Ashland after giving effect to the transactions. The Houlihan Lokey opinion is not intended to be, not does it constitute a recommendation as to how any Ashland shareholder should vote at the special meeting and is not intended to and does not address the fairness of the consideration paid to shareholders of Ashland in the transactions. The Houlihan Lokey opinion will be updated as of the date of the closing of the transactions and will be addressed to the boards of directors of Ashland and New Ashland, and the closing of the transactions is conditioned on Ashland’s and Marathon’s receipt of that updated opinion. See the section of this proxy statement/prospectus entitled “The Master Agreement—Conditions to Closing of the Transactions.” Except to the extent that Houlihan Lokey updates its opinion as of the date of the closing of the transactions, Houlihan Lokey is under no obligation to update, revise or reaffirm the Houlihan Lokey opinion.

In rendering its opinion, Houlihan Lokey valued the assets of New Ashland on a consolidated basis and as a going-concern (including goodwill), on a pro forma basis, immediately after and giving effect to the transactions. The determination of the fair value and present fair saleable value of the assets of New Ashland after the completion of the transactions was based on valuation methodologies deemed appropriate by Houlihan Lokey.

For purposes of its opinion, Houlihan Lokey defined the following terms as having the meanings set forth below:

•	“fair value” means the amount at which New Ashland’s aggregate assets would change hands between a willing buyer and a willing seller, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both;

•	“present fair saleable value” means the amount that may be realized if New Ashland’s aggregate assets (including goodwill) are sold with reasonable promptness in an arm’s length transaction under present conditions for the sale of comparable business enterprises, as those conditions could be reasonably evaluated by Houlihan Lokey;

•	“identified contingent liabilities” means the stated amount of contingent liabilities identified to Houlihan Lokey and valued by responsible officers of Ashland, upon whom Houlihan Lokey relied without independent verification; no other contingent liabilities were considered;

•	“probable liabilities as they become absolute and mature” means stated liabilities and identified contingent liabilities, considering the probability that such identified contingent liabilities will be imposed and, if so, in what amount, as such liabilities are identified to Houlihan Lokey and quantified and valued by responsible officers of Ashland, and as such probabilities are determined by such officers, upon whom Houlihan Lokey relied without independent verification; no other liabilities were considered; and

•	“able to pay its debts as they become due or mature” means, assuming the transactions have been consummated as proposed, New Ashland should be able to pay its debts and other liabilities (as identified, projected, and valued to Houlihan Lokey by responsible officers of Ashland, upon whom Houlihan Lokey relied without independent verification), including identified contingent liabilities, during the period covered by the projections prepared by Ashland’s management, taking into consideration New Ashland’s projected cash flow during such period, New Ashland’s available cash (including cash proceeds of the transactions to the extent such proceeds are not used to repurchase, repay or defease existing debt) and the stated borrowing capacity of New Ashland under revolving credit facilities proposed to be in place upon consummation of the transactions.

In rendering its opinion, Houlihan Lokey made no representation as to any legal matters or as to the sufficiency of the preceding definitions for any purpose other than setting forth the scope of the Houlihan Lokey opinion.

In its analysis, Houlihan Lokey made numerous assumptions with respect to Ashland and New Ashland, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Ashland or New Ashland. The estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by such analyses.

The Houlihan Lokey opinion states that Houlihan Lokey did not independently investigate or verify the accuracy or completeness of the information supplied by Ashland and that Houlihan Lokey assumes no responsibility with respect to the accuracy and completeness of such information. Houlihan Lokey also assumed that the transactions are completed in a manner consistent with that set forth in the Houlihan Lokey opinion.

The Houlihan Lokey opinion states also that Houlihan Lokey’s opinion was based on business, economic, market and other conditions as they existed and could be evaluated by Houlihan Lokey on the date that the opinion was rendered. Houlihan Lokey did not undertake any physical inspection or independent appraisal of any of the properties, assets or liabilities (including the identified contingent liabilities) of Ashland or New Ashland.

In addition, the Houlihan Lokey opinion states that Houlihan Lokey relied upon and assumed (and will be relying upon and assuming), without independent verification, that:

•	the data, material and other information with respect to Ashland, its subsidiaries, New Ashland, or any of their respective business operations furnished to Houlihan Lokey by or on behalf of Ashland and New Ashland and each of its agents, counsel, employees and representatives is true, correct and complete in all material respects;

•	the representations and warranties of Ashland made to Houlihan Lokey in the engagement letters between Houlihan Lokey and Ashland are true, correct and complete in all material respects;

•	the forecasts and projections prepared by Ashland with respect to New Ashland for the five fiscal years ended September 30, 2009 have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of New Ashland, and that there has been no material adverse change in the assets, financial condition, business or prospects of New Ashland since the date of the most recent financial statements made available to Houlihan Lokey;

•	the pro forma opening balance sheet for New Ashland provided to Houlihan Lokey has been reasonably prepared and reflects the best currently available estimate of New Ashland’s balance sheet immediately after the transactions and including the repayment of all of Ashland’s debt and leases;

•	the forecasts and projections provided to Houlihan Lokey regarding Ashland’s and New Ashland’s contingent liabilities and insurance for such liabilities (including sensitivity analyses) have been reasonably prepared and reflect the best currently available estimates of the future timing and amount of such liabilities and insurance recoveries, and that there has been no material adverse change in these liabilities and insurance coverage since the date of the most recent financial statements made available to Houlihan Lokey;

•	neither Ashland nor New Ashland will incur any material tax liability or suffer any material adverse effect related to tax, in either case due to, arising from or in connection with the transactions; provided, however, that at Ashland’s request, for the purpose of Houlihan Lokey’s analyses, Houlihan Lokey assumed that, pursuant to the terms of the tax matters agreement, the maximum portion of any tax liability under Section 355(e) of the Internal Revenue Code for New Ashland arising from, or in connection with, the transactions for which Ashland or New Ashland would be responsible for paying is $190 million, with Marathon paying the remaining portion, if any;

•	concurrent with the closing of the transactions, Ashland will have redeemed all of its debt obligations and paid off all of its lease obligations on terms and prices no less favorable, taken as a whole, than those provided to Houlihan Lokey in the forecasts and projections prepared by Ashland with respect to New Ashland for the five fiscal years ended September 30, 2009;

•	the final transaction agreements will be executed in form and substance substantially similar to the most recent drafts of such agreements reviewed by Houlihan Lokey;

•	New Ashland will receive proceeds of $2.794 billion in cash and accounts receivable from the transactions; and

•	New Ashland will have the full amount (i.e., $350 million) of specified revolving credit facilities on or before the closing of the transactions and through March 2010 having material terms and conditions which, when taken as a whole, would provide New Ashland with credit or borrowing availability in an amount not less than the maximum amount of the revolving credit facilities at any particular time through March 2010, which assumptions are incorporated in the forecasts and projections prepared by Ashland with respect to New Ashland for the five fiscal years ended September 30, 2009.

If any of the assumptions in the Houlihan Lokey opinion prove to be inaccurate, the conclusions reached in the opinion could be materially affected.

The Houlihan Lokey opinion does not constitute a recommendation to Ashland shareholders as to how they should vote at the special meeting, nor does it address Ashland’s and New Ashland’s underlying business decisions to effect the transactions. Houlihan Lokey has not been requested to, and did not, solicit third party indications of interest in acquiring all or part of Ashland or MAP. Furthermore, Houlihan Lokey was not requested to, and did not negotiate the terms of the transactions or transaction agreements or advise the boards of directors of Ashland and New Ashland with respect to the transactions or alternatives to the terms of the transactions or transaction agreements. With respect to MAP, Houlihan Lokey did not perform any valuation analyses, analyze any financial statements, or speak to members of its management.

The Houlihan Lokey opinion was also based on, among other things, a review of various agreements relating to the transactions, historical and pro forma financial information and certain business information relating to Ashland and New Ashland, as well as certain financial forecasts and other data provided by Ashland relating to the businesses and prospects of New Ashland. Houlihan Lokey also conducted discussions with Ashland’s management relating to the operations, financial condition, liabilities (including contingent liabilities), insurance, future prospects and projected operations and performance of Ashland and New Ashland and conducted those financial studies, analyses and investigations that it deemed appropriate in rendering its opinion.

Houlihan Lokey was retained to render its opinion as to New Ashland because of its familiarity with the businesses and assets of Ashland and its qualifications, experience and reputation. Ashland has agreed to pay Houlihan Lokey a fee of up to $900,000, $375,000 of which has already been paid to Houlihan Lokey, $325,000 of which remains due and payable to Houlihan Lokey, and the remainder of which, in an amount to be determined pursuant to the engagement letters between Houlihan Lokey and Ashland, is payable upon delivery by Houlihan Lokey of its updated opinion as of the date of the closing of the transactions. Ashland has also agreed to reimburse Houlihan Lokey for its out-of-pocket expenses incurred in connection with the rendering of its opinions.

Material U.S. Federal Income Tax Consequences of the Transactions

In General. Summarized below are the material U.S. Federal income tax consequences relating to the transactions. This summary is based on the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder, administrative rulings and court decisions, all of which are subject to change. Any such change, which could be retroactive, could alter the tax consequences described in this summary.

This summary applies only to shareholders who hold Ashland common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally speaking, for investment purposes). In addition, this summary does not describe all the tax consequences that may be relevant to a shareholder in light of its particular circumstances and does not apply to certain types of Ashland shareholders, such as insurance companies, financial institutions, regulated investment companies, dealers in securities or currencies, tax-exempt organizations, shareholders that hold Ashland common stock as part of a position in a straddle or as part of a hedging, conversion or other integrated transaction, shareholders who have a functional currency other than the U.S. dollar, S corporations, small business investment companies, real estate investment trusts or traders who use a mark-to-market method of accounting for their securities holdings. In addition, this summary does not address the U.S. Federal income tax consequences of the transactions to any Ashland shareholder who, for U.S. Federal income tax purposes, is a nonresident alien individual, foreign corporation, foreign partnership or foreign estate or trust, and does not address the tax consequences of the transaction under state, local or foreign tax laws.

Ashland shareholders are urged to consult their own tax advisors concerning the tax consequences of the transactions in their particular circumstances, including the treatment of the transaction under federal, state, local and foreign tax laws.

U.S. Federal Income Tax Consequences of the Transactions. The parties have entered into a closing agreement with the Internal Revenue Service with respect to various tax consequences of the transactions. The transactions could nevertheless be taxable to Marathon and possibly New Ashland under Section 355(e) of the Internal Revenue Code under certain circumstances. Although the closing agreement generally is binding on the Internal Revenue Service, its continuing validity will be subject to the accuracy of certain factual representations made by Ashland and Marathon. If any of those factual representations were later found to be inaccurate, Marathon, Ashland or Ashland’s shareholders could become liable for tax as result of the transactions.

Assuming that the factual representations made by Ashland and Marathon on which the closing agreement is based are accurate, it is the opinion of Ashland’s legal advisor, Cravath, Swaine & Moore LLP, that the U.S. Federal income tax consequences of the transactions will be the following:

•	Ashland shareholders will not recognize any gain, loss or income as a result of the transactions (except as described below under “Tax Treatment of Cash Received in Lieu of Fractional Shares” and “Tax Treatment of Cash Received by Dissenting Shareholders”);

•	each Ashland shareholder will apportion its tax basis in its Ashland common stock ratably between the New Ashland common stock and Marathon common stock it receives in the transactions in proportion to the relative fair market values of such New Ashland common stock and Marathon common stock on the date of the distribution and acquisition merger;

•	the holding period of the shares of New Ashland common stock and shares of Marathon common stock received by a shareholder in the transactions will include the period during which that shareholder held its shares of Ashland common stock exchanged in the transactions; and

•	except as described below under “Potential Taxable Gain Pursuant to Internal Revenue Code Section 355(e),” no gain, loss or income will be recognized by Marathon, Ashland, ATB Holdings or New Ashland as a result of the transactions other than a certain amount of gain (not expected to exceed $5 million) as a result of working capital adjustments pursuant to the assignment and assumption agreement relating to the maleic anhydride business.

Potential Taxable Gain Pursuant to Internal Revenue Code Section 355(e). A tax under Section 355(e) of the Internal Revenue Code will be imposed on Marathon and possibly on New Ashland if, as of the date of the closing of the transactions, the fair market value of the New Ashland common stock exceeds Ashland’s tax basis in the New Ashland common stock. That tax basis cannot be determined with precision at this time because it depends, among other things, on the amount of taxable income Ashland generates before the closing of the transactions. In addition, under the closing agreement with the Internal Revenue Service the tax basis of the New Ashland common stock will be reduced by reason of the assumption by New Ashland of certain contingent liabilities of Ashland. Ashland estimates that, based on the number of shares of Ashland common stock outstanding as of March 31, 2005, the basis reduction required by the closing agreement for those contingent liabilities will be approximately $2.34 per share of New Ashland common stock (comprised of $1.29 per share specified in the closing agreement for certain contingent liabilities plus approximately $1.05 per share estimated by Ashland based on the methodology and discount rate specified in the closing agreement for other contingent liabilities). Based on current estimates (including estimates of the basis reduction required by the closing agreement) and the number of shares of Ashland common stock outstanding as of March 31, 2005, Ashland estimates that the tax basis of the New Ashland common stock will be approximately $54.94 per share on the closing date. If on the closing date the value of a share of New Ashland stock exceeds its tax basis of approximately $54.94 (which would correspond to a value of approximately $67.50 per share of Ashland common stock, comprised of approximately $54.94 of New Ashland common stock and approximately $12.56 of Marathon common stock), a tax will be imposed under Section 355(e). The Section 355(e) tax will generally equal such excess multiplied by Ashland’s regular statutory corporate income tax rate. The amount, if any, of tax that will be imposed under Section 355(e) cannot be estimated at this time because it depends on the value of a share of New Ashland common stock on the closing date. Under the tax matters agreement among the parties, Marathon will bear the first portion of the Section 355(e) tax, if any, up to $200 million (which may be increased under certain circumstances), New Ashland will bear the next $175 million of any Section 355(e) tax, and New

Ashland and Marathon will each bear 50% of any remaining Section 355(e) tax. The parties’ allocation of responsibility for the Section 355(e) tax should not be viewed as an expression of their expectations regarding the amount of that tax.

Tax Treatment of Cash Received in Lieu of Fractional Shares. Each Ashland shareholder will generally recognize capital gain or loss on any cash it receives in lieu of a fractional share of Marathon common stock equal to the difference between the amount of cash received and its basis allocated to such fractional share. Such gain or loss will constitute long-term capital gain or loss if the holding period in the shares of ATB Holdings common stock surrendered in the acquisition merger is greater than 12 months as of the date of the acquisition merger.

Tax Treatment of Cash Received by Dissenting Shareholders. Each Ashland shareholder who does not vote in favor of approval of the transactions and properly asserts dissenters’ rights pursuant to Subtitle 13 of the Kentucky Business Corporation Act will generally recognize capital gain or loss on any cash it receives from the exercise of such dissenters’ rights equal to the difference between the amount of cash received and its tax basis in its shares of Ashland common stock. Such gain or loss will constitute long-term capital gain or loss if the holding period of those shares of Ashland common stock is greater than 12 months as of the date of the reorganization merger.

Backup Withholding. Non-corporate holders of Ashland common stock may be subject to information reporting and backup withholding on any cash payments received in lieu of a fractional share interest in Marathon stock. Any such holder will not be subject to backup withholding, however, if such holder:

•	furnishes a correct taxpayer identification number and certifies that such holder is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to the holder following the completion of the merger; or

•	is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a holder’s U.S. Federal income tax liability, provided such holder furnishes the required information to the Internal Revenue Service.

Reporting Requirements. Current Treasury regulations require each holder who receives shares of New Ashland common stock pursuant to the acquisition merger to attach to such holder’s Federal income tax return for the year in which the acquisition merger occurs, a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Internal Revenue Code to the distribution.

In addition, with respect to the receipt of shares of Marathon common stock in the acquisition merger, holders will be required to retain records pertaining to the acquisition merger and will be required to file with their United States Federal income tax return for the year in which the acquisition merger takes place a statement setting forth certain facts relating to the acquisition merger.

THIS DISCUSSION DOES NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR ARE CONTINGENT ON, INDIVIDUAL CIRCUMSTANCES. MOREOVER, IT DOES NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE TRANSACTIONS. TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE TRANSACTIONS WILL DEPEND UPON THE FACTS OF EACH HOLDER’S PARTICULAR SITUATION. ACCORDINGLY, EACH ASHLAND SHAREHOLDER SHOULD CONSULT WITH A TAX ADVISOR TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES TO SUCH HOLDER OF THE TRANSACTIONS.

Regulatory Matters

The transactions are conditioned on the satisfaction of certain regulatory matters described below. The parties have agreed to use their reasonable best efforts to make all regulatory filings and obtain all regulatory approvals necessary to close the transactions. Please read the sections of this proxy statement/prospectus entitled “The Master Agreement—Conditions to Closing of the Transactions” and “The Master Agreement—Covenants and Additional Agreements.”

The following is a summary of the regulatory requirements affecting the transactions. Although the parties have not yet received all of the regulatory approvals discussed below, we anticipate that all regulatory approvals will be received prior to the date of the special meeting. We cannot assure you that the parties will obtain all of the regulatory approvals described in this section or that the granting of these approvals will not involve the imposition of conditions on the closing of the transactions that require changes in the terms of the transactions.

Hart-Scott-Rodino Antitrust Improvements Act of 1976. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules of the Federal Trade Commission, the transactions may not be closed until the following steps have been taken:

•	notification and report forms have been submitted and information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission; and

•	required waiting periods have expired or been terminated.

On May 6, 2005, Ashland and Marathon each filed notification and report forms with the Antitrust Division and the Federal Trade Commission based on the amended structure. The Federal Trade Commission granted Ashland and Marathon’s request for early termination of the statutory waiting period applicable to the transactions, and the waiting period was terminated on May 13, 2005.

At any time before or after the closing of the transactions and notwithstanding the expiration or termination of the HSR Act waiting period, any federal or state antitrust authorities could take action under the antitrust laws as they deem necessary or desirable in the public interest. Such action could include seeking to enjoin the closing of the transactions. Private parties may also seek to take legal action under the antitrust laws, if circumstances permit.

The transactions are conditioned on the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing or making unlawful the closing of the transactions. The parties have agreed to use their reasonable best efforts to defend any legal proceedings challenging the transaction agreements or the closing of the transactions. Please read the sections of this proxy statement/prospectus entitled “The Master Agreement—Conditions to Closing of the Transactions” and “The Master Agreement—Covenants and Additional Agreements.” We cannot assure you, however, that a legal challenge to the transactions will not be made or that, if any such challenge is made, the parties to the transactions will prevail.

Foreign Regulatory Filings. It is a condition to the closing of the transactions that any consents, approvals and filings under any foreign antitrust laws, the absence of which would prohibit the closing of the transactions, be obtained or made. Although Ashland and Marathon are not aware of any foreign governmental approvals or actions that may be required for the closing of the transactions, it is possible that one or more foreign governments could attempt to impose additional conditions on Ashland’s and/or Marathon’s operations in one or more foreign jurisdictions as a result of the transactions. In that event, we cannot assure you that any required consents or approvals will be granted and, if those consents or approvals are received, we cannot assure you as to when those consents or approvals will be received.

Accounting Treatment

Marathon will account for the partial redemption and the acquisition merger as a purchase business combination under generally accepted accounting principles, with Marathon treated as the acquiring enterprise.

Marathon will establish a new accounting basis for the tangible and identifiable intangible assets and liabilities of MAP, to the extent of the 38% of MAP not already owned by Marathon, based on the estimated fair values of those assets and liabilities at the closing date for the transactions. The new accounting basis for the tangible and identifiable intangible assets and liabilities of the maleic anhydride business and the VIOC centers that Marathon will acquire, as well as the 4% interest in LOOP and 8.62% interest in LOCAP that Marathon will acquire, will be based on their estimated fair values as of the closing date for the transactions. Marathon will record as goodwill any excess of the purchase price over the estimated fair values of the tangible and identifiable intangible assets and liabilities. Marathon will not amortize the goodwill, but will test it periodically for impairment. Marathon has not completed a final determination of the fair values. For purposes of disclosing pro forma information in this proxy statement/prospectus, Marathon has made a preliminary determination of the purchase price allocation, based on current estimates and assumptions. That preliminary determination is subject to revision as additional information becomes available.

Although Marathon will own a majority interest in both LOOP and LOCAP as a result of the transactions, Marathon will continue to account for those investments under the equity method of accounting, since Marathon will not have a controlling financial interest in either of those entities.

Ashland will account for the disposition of its 38% interest in MAP, its maleic anhydride business and the 60 VIOC centers as a sale under generally accepted accounting principles. A gain will be recognized to the extent the approximately $3.715 billion of total consideration, plus an amount equal to 38% of the cash held by MAP as of the closing of the transactions, to be received by Ashland and its shareholders (including the $915 million of shares of Marathon common stock issued directly to Ashland shareholders, which will be reflected as a dividend) exceeds Ashland’s net book value of the businesses sold, estimated to be approximately $2.518 billion as of March 31, 2005, and the expenses of the sale. Because none of the three businesses qualifies for treatment as discontinued operations, the gain will be recognized in income from continuing operations.

Rights of Dissenting Shareholders

The following is a summary of the material provisions of Kentucky law relating to the dissenters’ rights of shareholders. This description is not a complete description of the provisions of Kentucky law relating to the dissenters’ rights of shareholders and is qualified in its entirety by reference to the provisions of Sections 271B.13-010 through 271B.13-310 of the Kentucky Business Corporation Act (the “KBCA”), which are attached in full as Annex H to this proxy statement/prospectus. You are urged to read Annex H in its entirety.

Under the provisions of the KBCA, if the reorganization merger is completed, any shareholder of Ashland who objects to the reorganization merger (and therefore, the transactions and the transaction agreements) and who fully complies with Sections 271B.13-010 through 271B.13-310 of the KBCA will be entitled to demand and receive payment in cash of an amount equal to the fair value of his or her shares of Ashland common stock, instead of receiving the consideration that would be provided as a result of the transactions.

A shareholder of record may assert dissenters’ rights as to fewer than all of the shares registered in his or her name only if he or she dissents with respect to all shares beneficially owned by any one beneficial owner and notifies Ashland in writing of the name and address of each person on whose behalf he or she asserts dissenters’ rights. A beneficial owner may assert dissenters’ rights only if the beneficial owner submits to Ashland the record shareholder’s written consent to the dissent not later than the time the beneficial owner asserts dissenters’ rights, and does so with respect to all shares of Ashland common stock of which he or she is the beneficial owner or over which he or she has power to direct the vote.

For the purpose of determining the amount to be received in connection with the exercise of statutory dissenters’ rights, the fair value of a dissenting shareholder’s Ashland common stock will equal the value of the shares immediately before the effective time of the reorganization merger, excluding any appreciation or depreciation in anticipation of the transactions, unless such exclusion would be inequitable.

Any Ashland shareholder desiring to receive payment of the fair value of his or her shares of Ashland common stock must:

•	deliver to Ashland, prior to the shareholder vote at the special meeting to approve the transactions and the transaction agreements, a written notice of his or her intent to demand payment for his or her shares if the reorganization merger is completed;

•	not vote his or her shares in favor of the transactions and the transaction agreements; and

•	comply with the payment demand and other procedural requirements of the KBCA described below.

All written communications from shareholders with respect to the assertion of dissenters’ rights should be mailed to Ashland, before the reorganization merger, or New Ashland (as the successor by merger to EXM LLC), after the reorganization merger, at: Ashland Inc., 50 E. RiverCenter Blvd., P. O. Box 391, Covington, Kentucky 41012-0391, Attention: General Counsel. Voting against, abstaining from voting or failing to vote on the proposal to approve the transactions and the transaction agreements is not enough to satisfy the requirements for the appropriate assertion of dissenters’ rights under the KBCA. You must also comply with all of the conditions relating to the separate written notice of intent to demand payment described above and the separate written demand for payment of the fair value of shares of Ashland common stock and the other procedural provisions described below.

Within 10 days after the date the transactions and the transaction agreements are approved by Ashland shareholders, Ashland will send a dissenters’ notice to all shareholders who have timely provided a notice of intent to demand payment in accordance with the procedures described above. The dissenters’ notice will:

•	specify the dates and place for receipt of the payment demand and the deposit of the Ashland stock certificates;

•	inform holders of uncertificated shares, if any, to what extent transfer of the shares will be restricted after the payment demand is received;

•	supply a form for demanding payment that includes the date of the first announcement to the news media or Ashland shareholders of the terms of the transactions and requires that the person asserting dissenters’ rights certify whether or not he or she acquired beneficial ownership of his or her shares before that date;

•	set a date by which the payment demand must be received, which date must not be fewer than 30 nor more than 60 days after the dissenters’ notice is delivered; and

•	be accompanied by a copy of the dissenters’ rights provisions of the KBCA.

In order to receive the payment contemplated by the dissenters’ rights provisions of the KBCA, a shareholder who receives a dissenters’ notice must:

•	demand payment;

•	certify whether the holder acquired beneficial ownership of his or her shares before the date of the first announcement to news media or to shareholders of the terms of the transactions; and

•	deposit his or her stock certificates with Ashland or New Ashland, as applicable, in accordance with the terms of the dissenters’ notice.

If the closing of the transactions does not occur with 60 days after the date set for demanding payment and depositing share certificates, Ashland will be required to return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. Once the closing of the transactions does occur, New Ashland will be required to send a new dissenters’ notice, and the payment demand procedures outlined above must be repeated.

As soon as the closing of the transactions occurs and New Ashland receives a payment demand from a dissenting shareholder who has complied with the statutory requirements, New Ashland will pay the dissenter the amount it estimates to be the fair value of his or her shares, plus accrued interest. New Ashland’s payment will be accompanied by:

•	Ashland’s balance sheet as of the end of a fiscal year ended not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year and the latest available interim financial statements, if any;

•	a statement of New Ashland’s estimate of the fair value of the shares;

•	an explanation of how the interest was calculated; and

•	a statement of the dissenting shareholder’s right to demand payment of a different amount under Section 271B.13-280 of the KBCA.

After the closing of the transactions, New Ashland may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date of the first announcement to the news media or Ashland shareholders of the terms of the transactions. If New Ashland makes such an election, it will estimate the fair value of the shares, plus accrued interest, and send an offer to each such dissenter that includes the estimate of the fair value, an explanation of how the interest was calculated and a statement of the dissenter’s right to demand payment of a different amount under Section 271B.13-280 of the KBCA. New Ashland will pay the offer amount to each such dissenting shareholder who agrees to accept it in full satisfaction of his or her demand.

If New Ashland fails to make the payment described above within 60 days after the date set for demanding payment or the dissenting shareholder believes the amount New Ashland paid or offered is less than the fair value of the shares or that the interest due is incorrectly calculated, within 30 days after New Ashland makes or offers payment for the shares of a dissenting shareholder, such dissenting shareholder must demand payment of his or her own estimate of the fair value of the shares and interest due. A dissenting shareholder may also demand payment of his or her estimate of the fair value of the dissenting shareholder’s shares and interest due if within 60 days after the date set for demanding payment and depositing share certificates the closing of the transactions does not occur and Ashland fails to return the dissenting shareholder’s share certificates or release the transfer restrictions imposed on the dissenting shareholder’s uncertificated shares, if any. If the demand for payment of the different amount remains unsettled, then New Ashland, within 60 days after receiving the payment demand of a different amount from the dissenting shareholder, must file an action in the Kenton County, Kentucky circuit court, requesting that the fair value of the dissenting shareholder’s shares be determined. New Ashland must make all dissenting shareholders whose demands remain unsettled parties to the proceeding. Each dissenter made a party to the proceeding will be entitled to judgment:

•	for any amount by which the court finds the fair value of that dissenter’s shares, plus interest, exceeds the amount New Ashland paid; or

•	for the fair value, plus accrued interest, of that dissenter’s shares acquired after the date of the first public announcement of the terms of the transactions for which New Ashland elected to withhold payment.

If New Ashland does not begin the proceeding within the 60-day period, it will be required to pay the amount demanded by each dissenting shareholder whose demand remains unsettled.

Ashland shareholders should note that dissenting shareholders will recognize gain or loss for Federal income tax purposes on cash paid to them in satisfaction of the fair value of their shares. See “The Transactions—Material U.S. Federal Income Tax Consequences of the Transactions.”

Failure by an Ashland shareholder to follow the steps required by the KBCA for properly asserting dissenters’ rights may result in the loss of those rights. In view of the complexity of these provisions and the requirement that they be strictly followed, if you are considering dissenting from the approval of the transactions and the transaction agreements and asserting your dissenters’ rights under the KBCA, you should consult your legal advisor.

Use of Proceeds

Ashland intends that New Ashland will use the proceeds from the capital contribution, either at closing or as soon as reasonably practicable after the closing, to repurchase, repay or defease outstanding indebtedness and to pay, or make payments in connection with the termination or renegotiation of, certain other financial obligations. Ashland intends that New Ashland will use the proceeds from the partial redemption for general corporate purposes, which may include the funding of pension obligations and expanding its business through both internal growth and future business acquisitions.

Ashland and New Ashland have represented to Marathon that, as of March 18, 2004, the date of the signing of the original master agreement, Ashland had, and as of the date of the closing of the transactions New Ashland will have, no intention to declare a dividend or distribution (other than consistent with historical dividends) or to complete a share repurchase using proceeds received from the partial redemption or the capital contribution. Furthermore, from the date of the closing of the transactions through the sixth anniversary of the closing, New Ashland has agreed not to pay any dividend or other distribution or repurchase shares of its common stock using proceeds received from the transactions without the consent of Marathon if, at the time of the declaration or payment, New Ashland is or would be (after giving effect to the payment) insolvent under any applicable fraudulent transfer or conveyance law as determined in good faith by New Ashland’s board of directors in accordance with its fiduciary duties under applicable law. In addition, any share repurchases must comply with Internal Revenue Service Revenue Procedure 96-30, which generally requires that (i) the shares be repurchased in the open market and (ii) New Ashland would not intend to repurchase more than 20% of its outstanding shares.

Existing MAP Agreements

The following is a summary of the material terms and provisions of general agreements entered into in connection with the formation of MAP. This description is not a complete description of the existing MAP agreements and is qualified in its entirety by reference to the full text of those agreements, which have been filed as exhibits to the registration statement of which this proxy statement/prospectus is a part. We encourage you to read those agreements in their entirety. The master agreement modifies some of the provisions of those agreements. See “The Master Agreement—Existing MAP Agreements.”

Limited Liability Company Agreement. Marathon Oil Company and Ashland, as the only members in MAP, entered into a limited liability company agreement, or the “LLC agreement,” to establish the governance provisions regarding MAP.

The LLC agreement provides that the initial term of MAP expires in December 2022, provided that the term will automatically extend for successive ten-year periods unless, at least two years prior to the end of a term, a member gives notice to the other member that it wants to terminate the term of MAP.

The LLC agreement provides that the business and affairs of MAP are managed by the members acting through their respective representatives on the board of managers. The board consists of five representatives designated by Marathon Oil Company, three representatives designated by Ashland and the president of MAP, who is a non-voting member of the board. Each representative on the board is entitled to one vote, and action by the board normally requires a majority vote of the representatives present at a duly called meeting of the board at which a quorum is present. The LLC agreement provides that specified actions by MAP require a unanimous vote of the representatives present at a duly called meeting at which a quorum is present, including, among others:

•	a purchase or investment with an aggregate purchase price or cost of approximately $23 million or more in a new line of business;

•	any reorganization, merger, consolidation or similar transaction, or the sale or lease of all or substantially all the assets: (1) involving MAP; or (2) involving a subsidiary of MAP which involves consideration in excess of approximately $58 million;

•	the admission of a new member;

•	the acceptance or requirement of certain additional capital contributions;

•	the initial hiring of specified officers;

•	the approval of capital expenditures in a fiscal year in excess of an amount based on MAP’s earnings and depreciation during the prior three fiscal years;

•	operating leases which result in lease expenses that exceed approximately $93 million for any fiscal year;

•	certain acquisitions, divestitures and capital projects involving consideration in excess of approximately $58 million in any one year;

•	the initiation or settlement of certain actions, suits, claims or proceedings;

•	a change in independent auditors, except to a major accounting firm;

•	adjustments to the manner of making distributions from that provided in the LLC agreement; and

•	the commencement of a voluntary case under any applicable bankruptcy, insolvency or similar law.

The LLC agreement also provides for (1) the amount, timing, frequency and method of calculating distributions, including distributions relating to taxes, from MAP to the members and (2) other allocations and tax matters. In addition, the LLC agreement provides for restrictions on the transfer by a member of its membership interests. MAP has agreed to indemnify each member against specified losses incurred in its capacity as a member.

In March 2004, Marathon Oil Company and MAP entered into a loan agreement pursuant to which MAP borrowed funds from Marathon Oil Company to finance MAP’s Detroit refinery upgrade and expansion projects. The loan agreement requires MAP to begin repayment of the loan upon the completion of the projects. Accordingly, the LLC agreement was amended in March 2004 to require MAP’s Detroit refinery’s cash flows to service the repayment of MAP’s loan from Marathon Oil Company.

Asset Transfer and Contribution Agreement. In connection with the formation of MAP, Marathon Oil Company, Ashland and MAP entered into an asset transfer and contribution agreement. In consideration of the asset transfers provided in that agreement, Marathon Oil Company and Ashland received 62% and 38% membership interests in MAP, respectively.

Marathon Oil Company and Ashland each contributed to MAP all tangible and intangible assets, contracts, permits and other rights which were used or held for use primarily in their petroleum supply, refining, marketing and transportation businesses, except for specified excluded assets. In return, MAP agreed to assume certain liabilities related to the businesses comprised of the assets contributed by each of Marathon Oil Company and Ashland.

Under the asset transfer and contribution agreement, Marathon Oil Company and Ashland made customary representations and warranties relating to the contributed assets and related matters. Each of Marathon Oil Company and Ashland agreed to retain certain debt obligations associated with assets contributed to MAP. In addition, Ashland agreed to forward to MAP any dividends or distributions from LOOP LLC and LOCAP LLC related to interests retained by Ashland in those entities. Each of Marathon Oil Company and Ashland agreed to indemnify the other and MAP from losses resulting from various circumstances, including:

•	breaches of specified representations, warranties and covenants, subject to various thresholds and procedural provisions;

•	the failure to discharge excluded liabilities;

•	various taxes and employee matters;

•	various environmental losses associated with pre-closing activities and conditions; and

•	certain other losses and claims arising out of pre-closing activities.

In addition, MAP agreed to indemnify Marathon Oil Company and Ashland from certain losses, including losses arising after closing related to the assets transferred to MAP and other losses and claims arising out of post-closing activities of MAP.

Put/Call, Registration Rights and Standstill Agreement. Marathon Oil Company, Marathon, Ashland and MAP have entered into a put/call, registration rights and standstill agreement, or the “put/call agreement.” The put/call agreement provides for the following rights:

•	Ashland Put Right: At any time after December 31, 2004, Ashland has the right to sell to Marathon Oil Company all of Ashland’s membership interest in MAP for an amount in cash and/or Marathon Oil Company or Marathon debt or equity securities equal to the product of 85% (for the portion of the purchase price to be paid in cash or debt securities) or 90% (for the portion of the purchase price to be paid in equity securities) of the fair market value of MAP (determined in accordance with the put/call agreement), multiplied by Ashland’s percentage interest in MAP, plus interest from the date of exercise of the right until closing of the sale. Payment may be made at closing, or, at Marathon Oil Company’s option, in three equal annual installments, the first of which is payable at closing.

•	Marathon Oil Company Call Right: At any time on and after December 31, 2004, Marathon Oil Company has the right to purchase all of Ashland’s membership interest in MAP for an amount in cash equal to the product of 115% of the fair market value of MAP, multiplied by Ashland’s percentage interest in MAP, plus interest from the date of exercise of the right until closing of the sale.

•	Right to Purchase at Termination: If Marathon Oil Company or Ashland provides notice that it wants to terminate the term of MAP as described above under “The Transactions—Existing MAP Agreements—Limited Liability Company Agreement,” the non-terminating party has the right to purchase the terminating party’s membership interest in MAP at the fair market value of MAP, multiplied by the terminating party’s percentage interest in MAP, plus interest from the date of exercise of the right until closing of the sale.

The master agreement governing the transactions provides that Ashland may not exercise its put right and Marathon Oil Company may not exercise its call right under the put/call agreement unless the master agreement is terminated in accordance with its terms. See “The Master Agreement—Existing MAP Agreements.”

The put/call agreement also provides Ashland specified demand registration rights with respect to Marathon Oil Company or Marathon securities issued to Ashland upon closing of the exercise of Ashland’s put right. Standstill provisions in the put/call agreement prevent Marathon Oil Company and Marathon from acquiring more than 1% of any class of voting securities of Ashland or taking certain other actions to seek control of Ashland or to seek to control, disrupt or influence the management, business, operations, policies or affairs of Ashland until six months after the earlier of either Ashland or Marathon Oil Company ceases to own any membership interest in MAP. Ashland is subject to similar restrictions with respect to voting securities of Marathon.

Each of Marathon Oil Company, Marathon and Ashland has agreed that, during the term of MAP, it will not engage in a business within North America that is substantially in competition with the business conducted by MAP at the time of execution of the put/call agreement in January 1998 or with a new line of business of MAP approved by the board of managers of MAP pursuant to the LLC agreement. These restrictions are subject to various exceptions and may be waived by the board of managers of MAP.

The put/call agreement was amended in March 2004 to provide that, in the event Marathon Oil Company exercises its call right, MAP’s Detroit refinery will not be valued (less associated debt) at an amount less than the working capital related to the Detroit refinery, excluding working capital additions related to the expansion and clean fuels project.

Effects of the Transactions On Ashland Shareholders

The master agreement provides that each share of Ashland common stock (other than shares held by shareholders who validly assert dissenters’ rights) issued and outstanding immediately before the effective time of the reorganization merger will be converted automatically into and thereafter represent one duly issued, fully paid and nonassessable share of ATB Holdings common stock.

The master agreement provides that promptly after the effective time of the conversion merger, ATB Holdings will distribute shares of New Ashland common stock to the holders of ATB Holdings common stock on the basis of one share of New Ashland common stock for each outstanding share of ATB Holdings common stock.

The master agreement provides that each share of ATB Holdings common stock issued and outstanding immediately before the effective time of the acquisition merger will be automatically converted into the right to receive a number of duly issued, fully paid and nonassessable shares of Marathon common stock equal to the exchange ratio. The exchange ratio will equal $915 million divided by the product of (1) the Fair Market Value (defined below) and (2) the total number of shares of Ashland common stock issued and outstanding immediately prior to the closing. The exchange ratio is designed to provide that the shareholders of Ashland will receive an aggregate number of Marathon shares worth $915 million.

“Fair Market Value” means an amount equal to the average of the closing sale prices per share for the Marathon common stock on the New York Stock Exchange as reported in The Wall Street Journal, Northeastern Edition, for each of the 20 consecutive trading days ending with the third complete trading day prior to the closing date (not counting the closing date).

Except as described in the sections of this proxy statement/prospectus entitled “Description of Common Stock of New Ashland” and “Comparison of Rights of Holders of Common Stock” and as provided for in the transaction agreements, the New Ashland articles of incorporation and by-laws to be in effect upon closing of the transactions will be substantially similar to those of Ashland.

Ashland shareholders’ rights as holders of Marathon common stock are described in the sections of this proxy statement/prospectus entitled “Description of Marathon Capital Stock—Common Stock” and “Comparison of Rights of Holders of Common Stock.”

Interests of Directors and Executive Officers of Ashland

In considering the recommendation of the Ashland board of directors to vote for the approval of the transactions and the transaction agreements, you should be aware that members of the Ashland board of directors and the executive officers of Ashland have interests in the transactions that are in addition to your interests as an Ashland shareholder. The Ashland board of directors was aware of these interests and considered them, among other matters, in adopting and approving the transactions and the transaction agreements. The Ashland board of directors determined that these benefits were such that they would not affect the ability of the members of the Ashland board of directors or these executive officers of Ashland to discharge their duties. These additional interests, to the extent material, are described below.

New Ashland Board of Directors and Executive Officers. Immediately after the closing of the transactions, (1) all of the existing directors of Ashland are expected to serve as directors of New Ashland and receive the same compensation as before the closing of the transactions and (2) all of the existing executive officers of Ashland are expected to serve as the executive officers of New Ashland and receive the same compensation as before the closing of the transactions. See “The Companies—New Ashland.”

Indemnification. Ashland directors and executive officers are protected by the indemnification provisions of the Ashland third restated articles of incorporation, the Ashland by-laws and certain provisions of the Kentucky Business Corporation Act. Similarly, New Ashland directors and executive officers will be protected by the indemnification provisions of New Ashland’s articles of incorporation and by-laws to be in effect upon the closing of the transactions and certain provisions of the Kentucky Business Corporation Act. In addition, Ashland has, and New Ashland will enter into, indemnification agreements with their respective directors. See “Liability and Indemnification of Directors” and “Comparison of Rights of Holders of Common Stock.”

Treatment of Ashland Stock Options and Stock Appreciation Rights

Outstanding Ashland stock options and Ashland stock appreciation rights under Ashland’s stock option and incentive plans to reflect the transactions. Pursuant to that adjustment, both the number of shares subject to each outstanding Ashland stock option and Ashland stock appreciation right and the applicable exercise price thereof will be appropriately and equitably adjusted to reflect the change in the fair market value of the Ashland common stock immediately before and immediately after the closing of the transactions in a manner that will preserve the aggregate exercise price and intrinsic value of each outstanding Ashland stock option and Ashland stock appreciation right immediately prior to the closing of the transactions. In addition, the shares of Ashland common stock reserved for issuance under Ashland’s stock option and incentive plans will be converted into the same number of shares of New Ashland common stock.

Unvested Ashland nonqualified stock options and Ashland stock appreciation rights granted to active employees of MAP, Marathon or their subsidiaries immediately prior to the closing of the transactions that are outstanding and unexercised immediately prior to the closing of the transactions, and were either (1) granted in 2001 or 2002 or (2) granted in 2003 and scheduled to vest on September 18, 2005, will become fully vested upon the closing of the transactions. These Ashland nonqualified stock options and Ashland stock appreciation rights, in addition to Ashland nonqualified stock options and Ashland stock appreciation rights granted to active employees of MAP, Marathon or their subsidiaries that are outstanding, vested and exercisable but remain unexercised immediately prior to the closing of the transactions, will remain exercisable for 90 days after the closing of the transactions. In addition, the Ashland nonqualified stock options and Ashland stock appreciation rights will be adjusted as described in the preceding paragraph.

Restrictions on Resales by Affiliates

The offering of the shares of Marathon common stock to be issued to the shareholders of Ashland (who will hold ATB Holdings common stock at the effective time of the acquisition merger) in connection with the acquisition merger will be registered under the Securities Act. Accordingly, the shares of Marathon common stock issued in the acquisition merger may be traded freely without restriction by those shareholders who are not affiliates of Ashland. Any transfer of these shares by any person who is an affiliate of Ashland will, under existing law, require:

•	the further registration under the Securities Act of the transfer of shares of Marathon common stock by any such affiliate;

•	compliance with Rule 145 promulgated under the Securities Act (permitting limited sales under certain circumstances); or

•	the availability of another exemption from registration under the Securities Act.

An “affiliate” of Ashland is a person who, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with Ashland. Marathon will give stop transfer instructions to the transfer agent with respect to the shares of Marathon common stock to be received by persons whom Marathon identifies as being subject to these restrictions, and any certificates for their shares will be appropriately legended.

Ashland has agreed to use its reasonable best efforts to cause each person who is an affiliate of Ashland (for the purposes of Rule 145 under the Securities Act) to deliver to Marathon a written agreement intended to ensure compliance with the above requirements of the Securities Act.

This proxy statement/prospectus does not cover resales of shares of Marathon common stock to be received by any person in connection with the acquisition merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

Stock Exchange Listing of New Ashland Common Stock; Delisting and Deregistration of Ashland Common Stock

The transactions are conditioned upon the shares of New Ashland common stock to be issued in connection with the transactions being approved for listing on the New York Stock Exchange or the Nasdaq National Market, subject to official notice of issuance. Ashland intends for the shares of New Ashland common stock to be listed on the New York Stock Exchange and the Chicago Stock Exchange. Ashland expects that the symbol under which Ashland common stock now trades (“ASH”) will continue to be used for the shares of New Ashland common stock. If the transactions are completed, Ashland common stock will cease to be listed on the New York Stock Exchange and the Chicago Stock Exchange and will be deregistered under the Securities Exchange Act of 1934.

Stock Exchange Listing of Marathon Common Stock

The transactions are conditioned on the shares of Marathon common stock to be issued in connection with the transactions being approved for listing on the New York Stock Exchange, subject to official notice of issuance. Shares of Marathon common stock currently are listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Stock Exchange under the symbol “MRO.”

Delivery of New Ashland Certificates

Prior to the closing of the transactions, Ashland will designate a bank or trust company reasonably acceptable to Marathon to act as the distribution agent for the distribution of certificates representing shares of New Ashland common stock to be distributed to Ashland shareholders (who will hold ATB Holdings common stock at the effective time of the distribution) in the distribution. Promptly following the effective time of the conversion merger, ATB Holdings will effect the distribution by delivery of certificates representing shares of New Ashland common stock to the distribution agent for delivery to the holders of record of a certificate or certificates that immediately prior to the effective time of the reorganization merger represented outstanding shares of Ashland common stock (other than shares held by shareholders who validly assert dissenters’ rights) without any further action by such holders. It is contemplated that the distribution agent will be the same bank or trust company that serves as the exchange agent described below.

Exchange of Ashland Certificates; Treatment of Fractional Shares

Prior to the closing of the transactions, Ashland will designate a bank or trust company reasonably acceptable to Marathon to act as the exchange agent for the transactions. Promptly following the effective time of the acquisition merger, Marathon will issue and deposit with the exchange agent certificates representing the shares of Marathon common stock issuable in exchange for outstanding shares of ATB Holdings common stock. Marathon will provide the exchange agent with all the cash necessary to pay any dividends or other distributions payable with respect to those shares of Marathon common stock as described below. Marathon will not issue any fractional shares of Marathon common stock. Instead, an Ashland shareholder who otherwise would have received a fraction of a share of Marathon common stock will receive an amount of cash equal to the fraction of a share of Marathon common stock (to which such holder would otherwise be entitled) multiplied by the Fair Market Value.

As promptly as reasonably practical after the effective time of the acquisition merger, the exchange agent will mail to each holder of record of a certificate or certificates that immediately prior to the effective time of the reorganization merger represented outstanding shares of Ashland common stock (other than shares held by shareholders who validly assert dissenters’ rights):

•	a letter of transmittal, which will state that delivery will be effected, and risk of loss and title to the shareholder’s certificate or certificates will pass, only upon delivery of the certificate or certificates to the exchange agent and will be in a form and have other provisions that New Ashland and Marathon may specify; and

•	instructions for use in effecting the surrender of a share certificate or certificates in exchange for acquisition merger consideration.

Upon surrender of a certificate or certificates that immediately prior to the effective time of the reorganization merger represented outstanding shares of Ashland common stock for cancelation to the exchange agent, together with a properly completed letter of transmittal, the holder of such certificate or certificates will be entitled to receive in exchange for the certificate or certificates:

•	a certificate or certificates representing the number of whole shares of Marathon common stock that the holder has a right to receive;

•	cash in lieu of fractional shares of Marathon common stock that the holder has a right to receive;

•	any dividends or other distributions paid with respect to whole shares of Marathon common stock that such holder has a right to receive with a record date after the closing; and

•	on the appropriate payment date, any dividends or other distributions payable with respect to whole shares of Marathon common stock that such holder has a right to receive with a record date on or after the closing but prior to the surrender of the certificate or certificates and a payment date subsequent to the surrender.

Beginning six months after the effective date of the acquisition merger, any holder of any unexchanged certificate or certificates that immediately prior to the effective time of the reorganization merger represented outstanding shares of Ashland common stock will look only to New Ashland for payment of such holder’s claim for the acquisition merger consideration and any dividends or distributions with respect to shares of Marathon common stock.

THE MASTER AGREEMENT

The following is a summary of the material terms and conditions of the master agreement, which generally sets forth the framework and principal terms for effecting the transactions. This description is not a complete description of the master agreement and is qualified in its entirety by reference to the full text of the original master agreement and the amendment to the master agreement, copies of which are attached as Annex A and are incorporated by reference in this proxy statement/prospectus. We encourage you to read the master agreement in its entirety for a more complete description of the terms and conditions of the master agreement.

Transaction Steps

The master agreement sets forth a series of steps necessary to complete the transactions. Following the satisfaction or waiver of the conditions to the closing of the transactions set forth in the master agreement, it is anticipated that these steps will occur on the day of closing of the transactions and in the following order:

1. Partial redemption. MAP will redeem a portion of Ashland’s 38% interest in MAP for a redemption price of approximately $900 million plus an amount equal to 38% of the cash held by MAP as of the closing of the transactions, payable in a combination of cash and MAP accounts receivable. We refer to this redemption as the “partial redemption.” The actual portion to be redeemed will be determined by a formula, but it is expected that the partial redemption will leave Ashland with a continuing interest in MAP of approximately 28%. Ashland and Marathon have agreed that MAP will not make its quarterly distributions for the period from March 18, 2004, the date of the signing of the original master agreement, to the closing of the transactions or the termination of the master agreement in accordance with its terms, unless approved by a supermajority vote of the MAP board of managers. Although MAP has made no cash distributions since March 18, 2004, approximately one month prior to the date of the partial redemption MAP may make a pro rata cash distribution to Ashland and Marathon in a total amount to be determined shortly before that distribution. The total amount of the partial redemption and the ATB Holdings borrowing (defined below) will be $2,799,170,000, plus any increases as a result of the cash held by MAP as of the closing of the transactions or the last paragraph describing this step of the transactions.

Marathon will be responsible for ensuring that MAP has available a total amount of cash and accounts receivable sufficient to fund the partial redemption and both Marathon and Ashland will use reasonable best efforts to ensure that MAP has available the appropriate mix of cash and accounts receivable to fund the partial redemption. The MAP accounts receivable will be selected by Ashland in accordance with a protocol specified in the master agreement and will be valued using agreed discount factors to reflect credit risk and the time value of money. Marathon has represented that the information provided to Ashland by MAP in connection with Ashland’s evaluation of MAP’s accounts receivable is true and correct in all material respects.

Because the valuation of the transferred accounts receivable will take into account the associated credit risk, Ashland will bear the risk of nonpayment after transfer. To the extent any transferred account receivable is reduced or canceled (other than as a result of nonpayment), MAP will promptly assign a substitute receivable of the same value.

The amount of the partial redemption may be increased in two circumstances. MAP may increase the amount of the partial redemption if Marathon determines, after considering the requirements of applicable fraudulent transfer or conveyance laws, that the total amount of the partial redemption and the capital contribution described in paragraph 5 below is not reasonably equivalent to the total value of Ashland’s interest in MAP, the maleic anhydride business and the 60 VIOC centers located in Michigan and northwest Ohio. The amount of the partial redemption may also be increased by 38% of certain pension contributions and similar payments by MAP in excess of specified thresholds.

2. Maleic anhydride business/VIOC centers contribution. Ashland will contribute its maleic anhydride business and the 60 VIOC centers located in Michigan and northwest Ohio to ATB Holdings and ATB Holdings will assume certain related liabilities. The contribution of these businesses will be effected pursuant to two assignment and assumption agreements. See the section of this proxy statement/prospectus entitled “Assignment and Assumption Agreements.”

3. MAP/LOOP/LOCAP contribution. Ashland will contribute to ATB Holdings its remaining interest in MAP, its 4% interest in LOOP LLC, which owns and operates the only U.S. deepwater oil port located off the coast of Louisiana, and its 8.62% interest in LOCAP LLC, which owns a crude oil pipeline, and ATB Holdings will assume certain related liabilities. The following diagram illustrates the contributions described in this paragraph and the preceding paragraph:

4. Reorganization merger. Ashland will merge with and into EXM LLC, which will be the surviving business entity of that merger and a wholly owned subsidiary of ATB Holdings. We refer to this merger as the “reorganization merger.”

By virtue of the reorganization merger, each share of Ashland common stock will be converted into and represent one share of ATB Holdings common stock. All shares of Ashland common stock will no longer be outstanding, will automatically be canceled and retired and will cease to exist. However, dissenting shareholders of Ashland common stock who properly demand payment of the fair value of their shares of Ashland common stock pursuant to Subtitle 13 of the Kentucky Business Corporation Act will be entitled to payment of the fair value of their shares of Ashland common stock, rather than having their shares of Ashland common stock converted into shares of ATB Holdings common stock (and in turn receiving shares of New Ashland common stock in the distribution by ATB Holdings and having their shares of ATB Holdings common stock converted into the right to receive shares of Marathon common stock). See the section of this proxy statement/prospectus entitled “The Transactions—Rights of Dissenting Shareholders.”

5. ATB Holdings borrowing and capital contribution. Marathon will arrange for a borrowing by ATB Holdings currently expected to be approximately $1.90 billion. We refer to this borrowing as the “ATB Holdings borrowing.” The ATB Holdings borrowing will be expressly non-recourse to Ashland and will otherwise be made on terms and conditions reasonably acceptable to Ashland. Marathon may guarantee or provide other credit support for the ATB Holdings borrowing. After the ATB Holdings borrowing is completed, ATB Holdings will promptly contribute to EXM LLC cash in an amount equal to the total amount of this borrowing. We refer to this contribution as the “capital contribution.”

The following diagram illustrates the reorganization merger, the ATB Holdings borrowing and the capital contribution:

6. Conversion merger. EXM LLC will merge with and into New Ashland, which will survive the merger. We refer to this merger as the “conversion merger.”

By virtue of the conversion merger, each EXM LLC membership interest will be converted into a number of shares of New Ashland common stock equal to the quotient of (1) the number of shares of ATB Holdings common stock outstanding prior to the conversion merger divided by (2) the number of EXM LLC membership interests outstanding prior to the conversion merger. All shares of New Ashland common stock held by ATB Holdings immediately prior to the conversion merger will no longer be outstanding, will automatically be canceled and retired and will cease to exist.

7. Distribution. ATB Holdings will distribute shares of New Ashland common stock to the shareholders of Ashland (now holding ATB Holdings shares at the effective time of the distribution) on the basis of one share of New Ashland common stock for each outstanding share of ATB Holdings common stock. We refer to this as the “distribution.” As a result of the distribution, shares of New Ashland common stock will be held by the former shareholders of Ashland common stock. New Ashland will receive the proceeds of the partial redemption and the capital contribution and own all of Ashland’s existing businesses, properties and assets other than Ashland’s interests in MAP, LOOP and LOCAP, the maleic anhydride business and the 60 VIOC centers contributed to ATB Holdings as described above.

8. Acquisition merger. ATB Holdings will be merged into Marathon Domestic LLC, a wholly owned subsidiary of Marathon, which will survive the merger. We refer to this merger as the “acquisition merger.”

By virtue of the acquisition merger, the shareholders of Ashland (holding ATB Holdings shares at the effective time of the acquisition merger) will have the right to receive, for each share of ATB Holdings common stock, a pro rata amount of shares of Marathon common stock with a total value of $915 million (based on a 20-trading day averaging period ending three trading days prior to the closing of the transactions but not counting the date of the closing) (the “acquisition merger consideration”). The acquisition merger consideration and the shares of New Ashland common stock to be distributed pursuant to the distribution are together referred to as the “aggregate shareholder consideration.”

The following diagram illustrates the conversion merger, the distribution and the acquisition merger:

The following diagram illustrates the end result of the transactions:

Closing; Effective Time of Mergers

The closing of the transactions will take place at the offices of MAP on the last business day of the calendar month in which all the conditions to closing are either satisfied or waived by the party entitled to the benefit of the condition, or if the last such condition is satisfied or waived on one of the last two business days of a calendar month, then on the last business day of the following month, or at any other place, time and date as Ashland and Marathon agree upon in writing. The reorganization merger, the conversion merger and the acquisition merger will be effective at the time that the respective articles or certificates of merger, as appropriate, are filed or at a later time on the date of the closing specified in such articles or certificates of merger.

Reorganization Merger Consideration

The master agreement provides that each share of Ashland common stock (other than shares held by shareholders who validly exercise dissenters’ rights) issued and outstanding immediately before the effective time of the reorganization merger will be converted automatically into and thereafter represent one duly issued, fully paid and nonassessable share of ATB Holdings common stock.

Distribution

The master agreement provides that promptly after the effective time of the conversion merger, ATB Holdings will distribute shares of New Ashland common stock to the holders of ATB Holdings common stock on the basis of one share of New Ashland common stock for each outstanding share of ATB Holdings common stock.

Acquisition Merger Consideration

The master agreement provides that each share of ATB Holdings common stock issued and outstanding immediately before the effective time of the acquisition merger will be automatically converted into the right to receive a number of duly issued, fully paid and nonassessable shares of Marathon common stock determined using the exchange ratio (the “acquisition merger consideration”). The exchange ratio will equal $915 million divided by the product of (1) the Fair Market Value (defined below) and (2) the total number of shares of Ashland common stock issued and outstanding immediately prior to the closing. The exchange ratio is designed to provide that the shareholders of Ashland will receive an aggregate number of Marathon shares worth $915 million.

“Fair Market Value” means an amount equal to the average of the closing sale prices per share for the Marathon common stock on the New York Stock Exchange as reported in The Wall Street Journal, Northeastern Edition, for each of the 20 consecutive trading days ending with the third complete trading day prior to the closing date (not counting the closing date).

Delivery of New Ashland Certificates

Prior to the closing of the transactions, Ashland will designate a bank or trust company reasonably acceptable to Marathon to act as the distribution agent for the distribution of certificates representing shares of New Ashland common stock to be distributed to Ashland shareholders (who will hold ATB Holdings common stock at the effective time of the distribution) in the distribution. Promptly following the effective time of the conversion merger, ATB Holdings will effect the distribution by delivery of certificates representing shares of New Ashland common stock to the distribution agent for delivery to the holders of record of a certificate or certificates that immediately prior to the effective time of the reorganization merger represented outstanding shares of Ashland common stock (other than shares held by shareholders who validly assert dissenters’ rights) without any further action by such holders. It is contemplated that the distribution agent will be the same bank or trust company that serves as the exchange agent described below.

Exchange of Ashland Certificates; Treatment of Fractional Shares

Prior to the consummation of the transactions, Ashland will designate a bank or trust company reasonably acceptable to Marathon to act as the exchange agent for the transactions. Promptly following the effective time of the acquisition merger, Marathon will issue and deposit with the exchange agent certificates representing the shares of Marathon common stock issuable in exchange for outstanding shares of ATB Holdings common stock. Marathon will provide the exchange agent with all the cash necessary to pay any dividends or other distributions payable with respect to those shares of Marathon common stock as described below. Marathon will not issue any fractional shares of Marathon common stock. Instead, an Ashland shareholder who would otherwise have received a fraction of a share of Marathon common stock will receive an amount of cash equal to the fraction of a share of Marathon common stock to which such holder would otherwise be entitled multiplied by the Fair Market Value.

As promptly as reasonably practical after the effective time of the acquisition merger, the exchange agent will mail to each holder of record of a certificate or certificates that immediately prior to the effective time of the reorganization merger represented outstanding shares of Ashland common stock (other than shares held by shareholders who validly assert dissenters’ rights):

•	a letter of transmittal, which will state that delivery will be effected, and risk of loss and title to the shareholder’s certificate or certificates will pass, only upon delivery of the certificate or certificates to the exchange agent and will be in a form and have other provisions that New Ashland and Marathon may specify; and

•	instructions for use in effecting the surrender of a share certificate or certificates in exchange for acquisition merger consideration.

Upon surrender of a certificate or certificates that immediately prior to the effective time of the reorganization merger represented outstanding shares of Ashland common stock for cancelation to the exchange agent, the holder of such certificate or certificates will be entitled to receive in exchange for the certificate or certificates:

•	a certificate or certificates representing the number of whole shares of Marathon common stock that the holder has a right to receive;

•	cash in lieu of fractional shares of Marathon common stock that the holder has a right to receive; and

•	any dividends or other distributions paid with respect to whole shares of Marathon common stock that such holder has a right to receive with a record date after the closing; and

•	on the appropriate payment date, any dividends or other distributions payable with respect to whole shares of Marathon common stock that such holder has a right to receive with a record date on or after the closing but prior to the surrender of the certificate or certificates and a payment date subsequent to the surrender.

Beginning six months after the effectiveness of the acquisition merger, any holder of any unexchanged certificate or certificates that immediately prior to the effective time of the reorganization merger represented outstanding shares of Ashland common stock will look only to New Ashland for payment of such holder’s claim for the acquisition merger consideration and any dividends or distributions with respect to shares of Marathon common stock.

Representations and Warranties

Each of Ashland and New Ashland (jointly and severally) and Marathon have made representations and warranties in the master agreement with respect to themselves and their respective subsidiaries. The representations and warranties must be true as of the date of the signing of the original master agreement and as of the date of the closing of the transactions as if made on that date (except to the extent that they expressly relate to an earlier date, in which case as of such earlier date). Most of the representations and warranties are generally reciprocal and include representations and warranties that relate to:

•	organization, standing and power;

•	subsidiaries and equity interests;

•	capital structure;

•	authority, execution, delivery and enforceability;

•	the absence of conflicts and required consents;

•	accuracy of SEC disclosures, shareholder proxy materials and financial statements;

•	the absence of undisclosed liabilities;

•	the absence of certain changes or events; and

•	brokers’ fees.

Marathon has also made representations and warranties that relate to:

•	accuracy of information provided to Ashland by MAP in connection with Ashland’s evaluation of MAP accounts receivable to be transferred to Ashland in connection with the partial redemption; and

•	employee benefits to be provided after the closing of the transactions to employees of the maleic anhydride business and the 60 VIOC centers to be contributed to ATB Holdings.

In addition, the master agreement contains representations and warranties of Ashland and New Ashland (jointly and severally) and Marathon that relate to the solvency of Ashland and New Ashland and the intended use of proceeds from the transactions. These representations and warranties include:

•	Receipt of Solvency Opinions. Ashland, New Ashland and Marathon each has represented that it has received the opinions of AAA addressed to the boards of directors of Marathon with respect to the solvency of Ashland, New Ashland and MAP before the transactions and the opinion of Houlihan Lokey addressed to the boards of directors of Ashland and New Ashland with respect to the solvency of New Ashland immediately after the transactions.

•	Intent Regarding Distributions. Ashland and New Ashland have represented that, as of March 18, 2004, the date of the signing of the original master agreement, Ashland had no intention to declare a dividend or distribution (other than consistent with historical dividends) or to complete a share repurchase using proceeds received from the partial redemption or the capital contribution. Ashland and New Ashland have represented that, as of the date of the closing of the transactions, New Ashland will not have any intention to declare a dividend or distribution (other than consistent with historical dividends paid by Ashland prior to the closing) or to complete a share repurchase using proceeds received from the partial redemption or the capital contribution. Ashland and New Ashland have further represented that, as of the closing date of the transactions, New Ashland does not intend to pay extraordinary dividends or distributions to its shareholders.

•

Intent Regarding Use of Proceeds. Ashland and New Ashland have represented that as of March 18, 2004, the date of the signing of the original master agreement, Ashland intended to use the cash proceeds from the capital contribution, either at the closing or as soon as reasonably practicable after the closing, to repurchase, repay or defease outstanding indebtedness and to pay, or make payments in connection with the termination or renegotiation of, certain other financial obligations. Ashland and New Ashland have represented that as of the date of the closing of the transactions, New Ashland will intend to use the cash proceeds from the capital contribution only to repurchase, repay or defease outstanding indebtedness and to pay, or make payments in connection with the termination or renegotiation of, certain other financial obligations. The cash proceeds from the partial redemption may be used for New Ashland’s general corporate purposes, which may include the funding of pension obligations and expanding its business through both internal growth and future business acquisitions.

•	Ashland Solvency. Ashland and New Ashland have represented that, Ashland (before giving effect to the transactions) and New Ashland (after giving effect to the transactions) will not be insolvent, as insolvency is defined under any of the Uniform Fraudulent Transfer Act, the Uniform Fraudulent Conveyance Act and the U.S. Bankruptcy Code.

Covenants and Additional Agreements

Ashland and Marathon have made certain covenants or agreements in the master agreement, including the following:

•	Conduct of Respective Businesses. Ashland and Marathon have agreed not to take certain actions until the effective time of the acquisition merger that would reasonably be expected to have a material adverse effect on their respective abilities to perform their obligations under the transaction agreements and ancillary agreements or on their respective abilities to close the transactions. In particular, until the date of the closing of the transactions, without the prior written consent of Marathon, Ashland is not permitted to declare a dividend or distribution other than a regular quarterly cash dividend up to 27.5 cents per share, or to complete a share repurchase.

•	Conduct of MAP Business. Until the date of the closing of the transactions, MAP will operate its business in the ordinary course in substantially the same manner as previously conducted. In particular, MAP is prohibited from incurring debt, other than in the ordinary course of business consistent with past practice, or buying out any lease, license or similar payment obligation. In addition, if MAP makes contributions to its pension plans in excess of specified amounts, the amount of the partial redemption will be increased to ensure that Ashland will not bear the cost in excess of the specified amounts.

•	Other Actions. Prior to the date of the closing of the transactions, Ashland and Marathon have agreed not to take any action that would, or that is reasonably expected to, result in that party’s representations and warranties in the transaction agreements becoming untrue or incorrect (other than failures to be true and correct that have not had and would not reasonably be expected to have a material adverse effect on their respective abilities to perform their obligations under the transaction agreements and ancillary agreements or on their respective abilities to close the transactions) or any conditions to the transactions not being satisfied.

•	No Solicitation. Ashland has agreed not to and will not permit its subsidiaries to, will not authorize or permit any of its officers, directors, employees, investment bankers, attorneys, auditors or other advisors, agents or representatives to, and on becoming aware of the same, will use its reasonable best efforts to stop such subsidiary or representative from continuing to:

•	solicit, initiate or encourage the submission of any competing proposal;

•	enter into an agreement with respect to any competing proposal; or

•	enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish any person any information with respect to, or cooperate with or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any competing proposal.

Ashland may, however, before receiving Ashland shareholder approval of the transaction agreements and the transactions, in response to a bona fide written competing proposal that its board of directors determines, in good faith (after consultation with counsel and its financial advisors), constitutes or is reasonably likely to result in a superior proposal that was not solicited by Ashland, furnish to the person making such competing proposal information with respect to Ashland and MAP and participate in discussions or negotiations with such person regarding any competing proposal.

A “competing proposal” means any proposal or offer (other than the transactions):

•	for a merger, consolidation or other business combination involving Ashland that would reasonably be expected to prevent or materially delay the consummation of the transactions;

•	to acquire in any manner, directly or indirectly, a majority of the equity securities or consolidated total assets of Ashland that would reasonably be expected to prevent or materially delay the consummation of the transactions; or

•	to acquire any of Ashland’s 38% interest in MAP.

A “superior proposal” means any bona fide written competing proposal (other than a competing proposal to acquire Ashland’s 38% interest in MAP) which Ashland’s board of directors determines in good faith to be superior from a financial point of view to the holders of Ashland common stock than the transactions (after consultation with its financial advisors), taking into account all the terms and conditions of such competing proposal and the transaction agreements (including any proposal by Marathon to amend the terms of the transaction agreements) and that is reasonably capable of being completed, taking into account all legal, financial, regulatory, timing and other aspects of such competing proposal.

Ashland’s board of directors may not withdraw or modify in a manner adverse to Marathon, or propose publicly to withdraw or modify in a manner adverse to Marathon, the adoption, approval or recommendation by the board of the transaction agreements or the transactions, and may not adopt, approve or recommend, or propose publicly to adopt, approve or recommend, any competing proposal. Notwithstanding the foregoing, if, before Ashland receives shareholder approval of the transactions and the transaction agreements, Ashland’s board of directors determines in good faith (after consultation with counsel) that the failure to take any such action would be reasonably likely to result in a breach of its fiduciary duties, the board may withdraw its adoption, approval or recommendation of the transaction agreements and the transactions.

Ashland will promptly advise Marathon in writing of any competing proposal or any inquiry with respect to or that would reasonably be expected to lead to any competing proposal and the identity of the person making the competing proposal or inquiry, and certain material terms and conditions of the competing proposal or inquiry. Ashland will keep Marathon reasonably informed on a timely basis of the status and certain details of the competing proposal or inquiry. Ashland will not be required to comply with its obligations summarized in this paragraph after the Ashland shareholder approval of the transaction agreements and the transactions to the extent that Ashland’s board of directors determines in good faith (after consultation with counsel) that such compliance would be reasonably likely to result in a breach of its fiduciary obligations.

Nothing in the master agreement prohibits Ashland from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act (other than a position recommending acceptance under Rule 14e-2(a)(1) of a tender offer constituting a competing proposal) if, in the good faith judgment of Ashland’s board of directors (after consultation with counsel), the failure to so disclose would be inconsistent with its obligations under applicable law.

•

Post-Closing Dividends, Distributions and Share Repurchases. Ashland and New Ashland have represented to Marathon that, as of March 18, 2004, the date of the signing of the original master agreement, Ashland had, and as of the date of the closing of the transactions New Ashland will have, no intention to declare a dividend or distribution (other than consistent with historical dividends) or to complete a share repurchase using proceeds received from the partial redemption or the capital contribution. Furthermore, from the date of the closing of the transactions through the sixth anniversary of the closing, New Ashland has agreed not to pay any dividend or other distribution or repurchase shares of its common stock using proceeds received from the transactions without the consent of Marathon if, at the time of the declaration or payment, New Ashland is or would be (after giving effect to the payment) insolvent under any applicable fraudulent transfer or conveyance law as determined in good faith by New Ashland’s board of directors in accordance with the fiduciary duties applicable to the board under applicable law. In addition, any share repurchases must comply with Internal Revenue

Service Revenue Procedure 96-30, which generally requires that (i) the shares be repurchased in the open market and (ii) New Ashland would not intend to repurchase more than 20% of its outstanding shares.

•	Offerings of Marathon Common Stock. Marathon has agreed, subject to specified exceptions, that during the period beginning five business days prior to the first trading day of the 20-trading day averaging period for the determination of the exchange ratio and ending 30 days after the closing, that it will not:

•	offer or sell any shares of Marathon common stock or securities convertible into or exchangeable or exercisable for any shares of Marathon common stock;

•	file with the SEC any registration statement under the Securities Act relating to any such offer or sale; or

•	publicly disclose the intention to make any such offer or sale except as required by applicable law.

•	Reasonable Best Efforts. Ashland and Marathon have agreed to use their reasonable best efforts to cause the closing of the transactions to occur on June 30, 2005 or as soon as possible thereafter.

•	Other Covenants. Ashland and Marathon have also made other covenants in the master agreement relating to the transactions, including, among other things, customary covenants relating to the special meeting and this proxy statement/prospectus, access to information, confidentiality, public announcements and New York Stock Exchange listings of the shares of New Ashland common stock and the shares Marathon common stock to be issued in connection with the acquisition merger.

Existing MAP Agreements

The terms of the master agreement modify Ashland’s existing obligations with respect to certain MAP environmental matters. If the closing occurs, Ashland will not have any liabilities or obligations:

•	in excess of $50 million in the aggregate for Ashland environmental losses (as defined in the asset transfer and contribution agreement described in the section of this proxy statement/prospectus entitled “The Transactions—Existing MAP Agreements—Asset Transfer and Contribution Agreement”) incurred on or after January 1, 2004, except for certain excluded liabilities and obligations relating primarily to assets not transferred to MAP when MAP was formed;

•	in excess of $9.35 million arising out of MAP’s St. Paul Park upgrade project to the extent incurred on or after January 1, 2003;

•	for certain environmental liabilities of Ashland which were resolved in a settlement agreement between MAP and Plains Marketing, L.P.; or

•	arising out of future closings of MAP refineries.

The parties do not have the right to exercise their respective put and call rights under the put/call agreement unless the master agreement is terminated in accordance with its terms. Certain standstill provisions set forth in the put/call agreement with respect to stock purchases will survive for six months after the closing. After the closing date, the parties will not be bound by any of the non-compete arrangements set forth in the put/call agreement. See the section of this proxy statement/prospectus entitled “The Transactions—Existing MAP Agreements—Put/Call, Registration Rights and Standstill Agreement.”

The master agreement provides that the portion of the partial redemption of Ashland’s interest in MAP that is composed of the amount equal to 38% of the cash held by MAP as of the closing of the transactions (1) will include 38% of the pre-closing expenditures by MAP relating to its Detroit refinery upgrade and expansion projects for which MAP has not received payment from Marathon under the loan agreement relating to the projects and (2) will not be reduced by certain capital leases of MAP with a value of approximately $43 million.

The master agreement also provides for other amendments to the existing MAP agreements, including modifications with respect to employee benefit matters of MAP. In addition, subject to certain limited exceptions, the indemnification provisions in the asset transfer and contribution agreement and the obligations of MAP under the liability, exculpation and indemnification provisions of the LLC agreement will continue in full force and effect after the closing. See the sections of this proxy statement/prospectus entitled “The Transactions—Existing MAP Agreements—Asset Transfer and Contribution Agreement” and “The Transactions—Existing MAP Agreements—Limited Liability Company Agreement.” Ashland will have post-closing audit rights to confirm compliance with the transaction agreements.

Conditions to the Closing of the Transactions

The respective obligations of each party to close the transactions are subject to the satisfaction or waiver on or prior to the closing date of the following conditions:

•	the transactions and the transaction agreements will have been approved by the holders of a majority of the outstanding shares of Ashland common stock;

•	the shares of Marathon common stock issuable in connection with the acquisition merger will have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, and the shares of New Ashland common stock issuable in connection with that merger will have been approved for listing on the New York Stock Exchange or the Nasdaq National Market, subject to official notice of issuance;

•	any consents, approvals and filings required under any foreign antitrust law will have been obtained or made;

•	no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing or making unlawful the closing of the transactions will be in effect;

•	the registration statements on Form S-4, of which this proxy statement/prospectus is a part, will have become effective under the Securities Act and will not be the subject of any stop order or proceeding seeking a stop order;

•	Marathon will have received any state securities or “blue sky” authorizations necessary to effect the issuance of the shares of Marathon common stock in connection with the acquisition merger;

•	Ashland will have received any state securities or “blue sky” authorizations necessary to effect the issuance of the shares of ATB Holdings common stock and the shares of New Ashland common stock in connection with the reorganization merger and the acquisition merger, respectively;

•	the registration statement on Form 10 or Form 8-A with respect to the shares of New Ashland common stock will have become effective under the Exchange Act and will not be the subject of any stop order or proceeding seeking a stop order;

•	Ashland and Marathon will have received solvency opinions of AAA dated as of the closing date with respect to Ashland (before giving effect to the transactions), New Ashland (after giving effect to the transactions) and MAP (before and after giving effect to the transactions) and a solvency opinion of Houlihan Lokey dated as of the closing date with respect to New Ashland (after giving effect to the transactions);

•	the continued effectiveness of the closing agreement among Ashland, Marathon and the Internal Revenue Service to the effect that:

•	the maleic anhydride business/VIOC centers contribution, the MAP/LOOP/LOCAP contribution and the reorganization merger, taken together, qualify as a tax-free reorganization under Section 368(a)(1)(F) of the Internal Revenue Code;

•	the capital contribution and the conversion merger taken together with the distribution by ATB Holdings of shares of New Ashland common stock qualifies as a tax-free reorganization under Section 368(a)(1)(D) of the Internal Revenue Code;

•	the distribution by ATB Holdings of shares of New Ashland common stock prior to the acquisition merger qualifies as a distribution described in Section 355(a) of the Internal Revenue Code;

•	the shares of New Ashland common stock distributed to ATB Holdings shareholders by ATB Holdings prior to the acquisition merger will not be treated as “other property” within the meaning of Section 356(a) of the Internal Revenue Code;

•	the assumption by Marathon or Marathon Domestic LLC of liabilities of ATB Holdings in the acquisition merger will not be treated as money or other property under Section 357 of the Internal Revenue Code;

•	Marathon is entitled to deduct certain contingent liabilities of Ashland that will be transferred to New Ashland in the transactions and such deductions are calculated in accordance with certain specified principles;

•	ATB Holdings’s tax basis in its New Ashland common stock will be reduced by New Ashland’s assumption of certain contingent liabilities by no more than a specified amount (in the case of certain contingent liabilities) or such reduction will be determined in accordance with a specified methodology (in the case of other categories of contingent liabilities);

•	the acquisition merger qualifies as a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code; and

•	the partial redemption results in no gain to Ashland under certain provisions in the Internal Revenue Code with respect to the taxation of partnerships.

Ashland’s obligation to close the transactions is further subject to the satisfaction or waiver on or prior to the closing date of the following additional conditions:

•	the representations and warranties of the Marathon parties set forth in the transaction agreements will be true and correct as of the closing date as though made on the closing date, except to the extent that the representations or warranties expressly relate to an earlier date (in which case they must be true and correct as of such earlier date); provided that this condition will be deemed satisfied unless the failure of the representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the ability of any Marathon party to perform its obligations under the transaction agreements and ancillary agreements or on the ability of any Marathon party to close the transactions;

•	the Marathon parties will have performed in all material respects the obligations required to be performed by them under the transaction agreements at or prior to the closing date;

•	Ashland will have received irrevocable consents to the transactions from at least 90% of the aggregate principal amount of all series of debt issued under its indenture dated as of August 15, 1989, as amended (with the consent of 66 2/3% or more of the aggregate principal amount of a series constituting the consent for the entire series and the consent of less than 66 2/3% of any series not being considered the consent for any debt of that series);

•	the determination in good faith by the boards of directors of Ashland and ATB Holdings that the distribution by ATB Holdings of shares of New Ashland common stock in the transactions will be in compliance with all applicable laws relating to that distribution (and Ashland and ATB Holdings have covenanted to cause their respective boards of directors to convene a meeting and make a good faith determination with respect to the foregoing prior to the date the closing would otherwise occur but for the failure of this condition to be satisfied);

•	except as disclosed in documents filed by Marathon with the SEC and publicly available on or before the date that is five business days prior to the first trading day of the 20-day averaging period described under “The Master Agreement—Acquisition Merger Consideration” and for certain other general exceptions, from the date of the signing of the original master agreement to the closing date, there will not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, properties, assets, condition (financial or otherwise), operations or results of operations of Marathon and its subsidiaries, taken as a whole;

•	MAP will have accounts receivable with a total value equal to the amount of MAP accounts receivable to be distributed to Ashland in connection with the partial redemption; and

•	Ashland will have received a certificate from Marathon regarding certain specified issues relating to potential future sales of MAP accounts receivable.

Marathon’s obligation to close the transactions is further subject to the satisfaction or waiver on or prior to the closing date of the following additional conditions:

•	the representations and warranties of the Ashland parties set forth in the transaction agreements will be true and correct as of the closing date as though made on the closing date, except to the extent that the representations or warranties expressly relate to an earlier date (in which case they must be true and correct as of such earlier date); provided that this condition will be deemed satisfied unless the failure of the representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the ability of any Ashland party to perform its obligations under the transaction agreements and ancillary agreements or on the ability of any Ashland party to close the transactions; and

•	the Ashland parties will have performed in all material respects the obligations required to be performed by them under the transaction agreements at or prior to the closing date.

Termination; Termination Fees; Effect of Termination

Ashland and Marathon may mutually agree in writing, at any time before the closing of the transactions, to terminate the master agreement. Also, the master agreement may be terminated before the closing of the transactions in the following circumstances:

(1) by either Ashland or Marathon without the consent of the other if:

(a) the closing does not occur by September 30, 2005, unless the failure to close is the result of a material breach of the transaction agreements by the party seeking to terminate (the September 30, 2005 date is sometimes referred to in this proxy statement/prospectus as the “outside date for closing”);

(b) any governmental entity permanently enjoins, restrains or otherwise prohibits any of the transactions on a final and nonappealable basis; or

(c) Ashland shareholder approval of the transaction agreements and the transactions is not obtained upon a vote at the special meeting;

(2) by Marathon if:

(a) Ashland breaches its representations, warranties or covenants, causing a failure of a condition to Marathon’s obligation to close the transactions that cannot be cured or is not cured within 60 days of Marathon giving notice to Ashland;

(b) prior to Ashland’s shareholder approval of the transaction agreements and the transactions, Ashland’s board of directors withdraws or modifies, or proposes to publicly withdraw or modify, in a manner adverse to Marathon, its approval or recommendation of the transaction agreements or the transactions, fails to recommend to Ashland’s shareholders that they approve the transaction agreements and the transactions or adopts, approves or recommends, or publicly proposes to adopt, approve or recommend, any competing proposal; or

(c) prior to Ashland’s shareholder approval of the transaction agreements and the transactions, Ashland’s board of directors fails to reaffirm, within 10 business days of Marathon’s written request to do so (which request may be made at any time prior to the special meeting if a competing proposal has been publicly disclosed and not withdrawn), its recommendation to Ashland’s shareholders that they approve the transaction agreements and the transactions; and

(3) by Ashland if:

(a) Marathon breaches its representations, warranties or covenants, causing a failure of a condition to Ashland’s obligation to close the transactions that cannot be cured or is not cured within 60 days of Ashland giving notice to Marathon; provided that the cure period may be extended for up to three months under limited circumstances if the ATB Holdings borrowing is not advanced by the lenders on the basis of a disruption in the financial markets or a similar event; or

(b) prior to Ashland’s shareholder approval of the transactions and the transaction agreements, Ashland’s board of directors receives a superior proposal and determines in good faith (after consultation with counsel) that the failure to terminate the master agreement would be reasonably likely to result in a breach of its fiduciary obligations, provided that (1) Ashland has notified Marathon of that determination by the Ashland board of directors, (2) at least five business days have elapsed following receipt by Marathon of that notice, (3) Ashland is in compliance in all material respects with its obligations described above under “The Master Agreement—Covenants and Additional Agreements—No Solicitation” and (4) Marathon is not at that time entitled to terminate the master agreement as described under (2)(a) above.

Ashland has agreed to pay Marathon a termination fee of $30 million, plus an additional $10 million for reimbursement of Marathon’s expenses, if the master agreement is terminated:

•	by Marathon as described under (2)(b) or (c) above;

•	by Ashland as described under (3)(b) above; or

•	by either Ashland or Marathon if any person makes a competing proposal that was publicly disclosed prior to, and not withdrawn by, the date of the special meeting, and the master agreement is terminated as described under (1)(c) above, and within 15 months of such termination Ashland enters into a definitive agreement to complete, or completes, a competing proposal (as previously defined except that a competing proposal involving Ashland’s interest in MAP shall be for a majority of Ashland’s interest in MAP) other than with Marathon or any of its affiliates.

Ashland has agreed to pay Marathon $10 million for reimbursement of Marathon’s expenses if the master agreement is terminated by Marathon as described under (2)(a) above. Marathon has agreed to pay Ashland $10 million for reimbursement of Ashland’s expenses if the master agreement is terminated by Ashland as described under (3)(a) above.

If the master agreement is terminated by either Ashland or Marathon in accordance with the terms of the master agreement, the master agreement will immediately become void and have no effect, without any liability or obligation on the part of any party to the master agreement, other than certain provisions relating to confidentiality, the payment of fees and expenses and certain other general provisions which will survive the termination, except to the extent that such termination results from the material breach by a party of its representations, warranties or covenants set forth in the master agreement.

Amendment; Extension; Waiver

The master agreement may be amended by the parties at any time by an instrument in writing signed on behalf of each of the parties. However, after the approval of the transaction agreements and the transactions at the special meeting, there will be no amendment made that by law requires further approval by the Ashland shareholders without such further shareholder approval.

At any time prior to the closing of the transactions, Ashland or Marathon may:

•	extend the time for performance of any of the obligations or other acts of the Marathon parties (in the case of an extension granted by Ashland) or the Ashland parties (in the case of an extension granted by Marathon);

•	waive any inaccuracies in the representations and warranties contained in the transaction agreements or in any other document delivered pursuant to the transaction agreements;

•	waive compliance with any of the agreements of the Marathon parties (in the case of a waiver granted by Ashland) or the Ashland parties (in the case of a waiver granted by Marathon); or

•	waive any condition to the obligations of the Ashland parties (in the case of a waiver granted by Ashland) or the Marathon parties (in the case of a waiver granted by Marathon).

No extension or waiver that by law requires further approval of the Ashland shareholders will be made without shareholder approval. All extensions and waivers must be in writing and signed by the party granting the waiver or extension.

Indemnification

New Ashland has agreed to indemnify the Marathon parties and their affiliates and their respective officers, directors, employees, investment bankers, attorneys, auditors, advisors, agents and representatives, from and after the closing, and has agreed to hold them harmless from, any and all claims, demands, suits, actions, causes of action, investigations, losses, damages, liabilities, obligations, penalties, fines, costs and expenses, and subject to specified adjustment for insurance proceeds received and taxes, to the extent resulting from, arising out of or relating to:

•	any breach by any of the Ashland parties of any of their representations and warranties or any breach or nonfulfillment of any of their covenants set forth in the master agreement, any of the other transaction agreements or specified ancillary agreements;

•	liabilities and obligations of an Ashland party not expressly assumed by a Marathon party; or

•	liabilities and obligations of a Marathon party expressly assumed by an Ashland party.

New Ashland’s indemnification obligations are subject to specified periods of limitation, deductibles and limitations.

Marathon has agreed to indemnify the Ashland parties and their affiliates and their respective officers, directors, employees, investment bankers, attorneys, auditors, advisors, agents and representatives, from and after the closing, and has agreed to hold them harmless from, any and all claims, demands, suits, actions, causes of action, investigations, losses, damages, liabilities, obligations, penalties, fines, costs and expenses, and subject to specified adjustment for insurance proceeds received and taxes, to the extent resulting from, arising out of or relating to:

•	any breach by any of the Marathon parties of any of their representations and warranties or any breach or nonfulfillment of any of their covenants set forth in the master agreement, any of the other transaction agreements or specified ancillary agreements;

•	liabilities and obligations of a Marathon party not expressly assumed by an Ashland party; or

•	liabilities and obligations of an Ashland party expressly assumed by a Marathon party.

Marathon’s indemnification obligations are subject to specified periods of limitation, deductibles and limitations.

Expenses

Generally, all fees and expenses (including any broker’s or finder’s fees and the expenses of representatives and counsel) incurred in connection with the transactions will be paid by the party incurring the fees or expense, whether or not the closing of the transactions occurs. However, Ashland and Marathon will share, among other things, the following:

•	fees and expenses of Deloitte & Touche LLP for purposes of allocating the value of MAP to its assets in anticipation of the partial redemption and for use by Marathon for GAAP reporting purposes;

•	fees and expenses of Patton Boggs LLP in connection with obtaining the consent from the Department of Transportation with respect to the transfer of Ashland’s interest in LOOP LLC;

•	fees and expenses incurred in connection with filing, printing and mailing this proxy statement/prospectus and the registration statements on Form S-4, including the associated SEC filing fees; provided, that Ashland and Marathon will pay the fees and expenses of their respective counsel and independent auditors in connection with the preparation and filing of those documents; and

•	fees and expenses of Georgeson Shareholder Communications, Inc. with respect to the solicitation of proxies in connection with the special meeting.

Marathon paid the fees and expenses of AAA in connection with its delivery of the initial AAA solvency opinions, and Marathon will pay the fees and expenses of AAA in connection with its delivery of the solvency opinions that are conditions to the parties’ obligations to close the transactions. Ashland will pay the fees and expenses of Houlihan Lokey in connection with its delivery of the initial Houlihan Lokey opinion, and Ashland will pay the fees and expenses of Houlihan Lokey in connection with its delivery of the opinion that is a condition to the parties’ obligations to close the transactions. Marathon will pay the fees and expenses associated with the ATB Holdings borrowing. Ashland will pay the fees and expenses associated with obtaining the debt consents that are a condition to its obligation to close the transactions. For a summary of termination fees, see “The Master Agreement—Termination; Termination Fees; Effect of Termination.”

THE TAX MATTERS AGREEMENT

The following is a summary of the material terms and conditions of the tax matters agreement. This description is not a complete description of the tax matters agreement and is qualified in its entirety by reference to the full text of the tax matters agreement, a copy of which is attached as Annex B and is incorporated by reference in this proxy statement/prospectus. We encourage you to read the tax matters agreement in its entirety for a more complete description of the terms and conditions of the tax matters agreement.

The tax matters agreement addresses various tax issues relating to the transactions, including many customary issues that arise from separating members of a consolidated group through a spinoff or combining companies in a merger. The tax matters agreement generally provides that New Ashland will file, and handle all administrative proceedings relating to, tax returns of the Ashland and New Ashland consolidated groups. Marathon will file, and handle all administrative proceedings relating to, tax returns of the Marathon consolidated group. In addition, the tax matters agreement addresses certain issues that are unique to the transactions that arise from the determination by the Internal Revenue Service that Marathon is the proper party to claim the tax deduction for certain contingent liabilities that will be paid by New Ashland.

Indemnification for Taxes

The tax matters agreement provides that:

•	New Ashland will generally be responsible for the tax liabilities of the Ashland group of companies, including ATB Holdings before the acquisition merger, and the income taxes attributable to Ashland’s interest in MAP before the acquisition merger;

•	Marathon will be responsible for the tax liabilities of the Marathon group of companies, including the successor to ATB Holdings after the acquisition merger, and all of the taxes attributable to MAP after the acquisition merger;

•	If the transactions result in a tax liability (other than a tax liability under Section 355(e) of the Internal Revenue Code) notwithstanding the execution of the closing agreement with the Internal Revenue Service, then the tax will be paid by New Ashland unless it is primarily attributable to the breach by Marathon of certain covenants or representations and would not have been imposed in the absence of that breach, in which case it will be paid by Marathon; and

•	If the transactions result in a tax liability under Section 355(e) of the Internal Revenue Code, Marathon will bear the first portion of the Section 355(e) tax, if any, up to $200 million (which may be increased under certain circumstances), New Ashland will bear the next $175 million of any Section 355(e) tax, and New Ashland and Marathon will each bear 50% of any remaining Section 355(e) tax liability.

Specified Liability Deductions

After reviewing the transactions, the IRS has determined that Marathon will be the proper party to claim tax deductions for certain contingent liabilities (referred to in the tax matters agreement as “specified liability deductions”) that will be paid by New Ashland after the transactions.

As a result of this determination, the tax matters agreement contains special provisions under which Marathon will pay the benefit of those deductions to New Ashland. The computation and payment terms for such tax benefit payments are divided into two “baskets,” as described below:

•	Basket One. This applies to the first $30 million of specified liability deductions that Marathon may claim in each year (increased by inflation each year up to a maximum of $60 million). The benefit of Basket One deductions is determined by multiplying the amount of the deduction by 32% (or, if different, by a percentage equal to three percentage points less than the highest federal income tax rate during the applicable tax year). The computation and payment of Basket One amounts does not depend on the ability of Marathon to actually generate tax savings from the use of the specified liability deductions in Basket One. Generally, the Basket One amount is paid directly to New Ashland with no escrow. Basket One will terminate after 20 years. It will also terminate upon specified bankruptcy events related to New Ashland. In either of those cases, the specified liability deductions that would otherwise have been compensated under Basket One will be taken into account in Basket Two. In addition, Basket One applies only for Federal income tax purposes; state, local or foreign tax benefits attributable to specified liability deductions will be compensated only under Basket Two.

•	Basket Two. All specified liability deductions that are not in Basket One are compensated under Basket Two. The benefit of Basket Two deductions is determined on a “with and without” basis—that is, the specified liability deductions are treated as the last deductions used by the Marathon group. Thus, if the Marathon group has deductions, tax credits or other tax benefits of its own, it is deemed to use them to the maximum extent possible before it is deemed to use the specified liability deductions. To the extent that Marathon has the capacity to use the specified liability deductions based on this methodology, the actual amount of tax saved by the Marathon group through the use of the specified liability deductions will be calculated and paid over to New Ashland. Because Basket Two amounts are calculated based on the actual tax saved by the Marathon group from the use of Basket Two deductions, those amounts are subject to recalculation in the event there is a change in the Marathon group’s tax liability for a particular year. This could occur because of audit adjustments or carrybacks of losses or credits from other years, for example. To the extent that such a recalculation results in a smaller Basket Two benefit with respect to a specified liability deduction for which New Ashland has already received compensation, New Ashland is required to repay such compensation to Marathon.

Representations and Covenants

Ashland and Marathon make representations and covenants in the tax matters agreement to the other that relate to the tax treatment of the transactions. The covenants include agreements by Marathon not to make certain capital contributions to MAP, or to allow MAP to incur certain borrowings, that could increase the risk that the

Internal Revenue Service could take the position that the partial redemption is taxable to Ashland. If the partial redemption were taxable by reason of Marathon’s breach of those covenants, Marathon would be required to indemnify New Ashland (as the successor to Ashland) against that tax.

Other

The tax matters agreement includes other provisions that are customary in agreements of this type, including provisions governing the conduct of tax claims, procedures for resolution of disputes, and similar matters.

ASSIGNMENT AND ASSUMPTION AGREEMENTS

As part of the transactions, Ashland will contribute its maleic anhydride business and 60 VIOC centers to ATB Holdings under two assignment and assumption agreements. The following is a summary of the material terms and conditions of the assignment and assumption agreements. This description is not a complete description of those agreements and is qualified in its entirety by reference to the full text of those agreements, copies of which are attached as Annexes C and D to this proxy statement/prospectus. We encourage you to read the assignment and assumption agreements in their entirety for a more complete description of the terms and conditions of those agreements.

The maleic anhydride business includes Ashland’s maleic anhydride plant in Neal, West Virginia (directly across the Big Sandy River from MAP’s refinery in Catlettsburg, Kentucky) and its maleic anhydride marketing, distribution and sales operations. Under the assignment and assumption agreement relating to the maleic anhydride business, Ashland will contribute to ATB Holdings specified real property, inventory, tangible personal property, proprietary information and technology, permits, contracts, accounts receivable, records and other assets associated with the maleic anhydride business. ATB Holdings will assume from Ashland the liabilities associated with the assigned contracts and specified maleic anhydride product exchange agreements, as well as specified other liabilities relating to or arising out of the operation of the maleic anhydride business. Ashland will retain substantially all of the remaining liabilities of the maleic anhydride business as of the date of the closing of the transactions. Ashland has agreed not to compete with the maleic anhydride business for five years after the closing of the transactions. Ashland also has agreed to purchase substantially all of its requirements for maleic anhydride for the current capacity of its six existing manufacturing facilities in North America, limited to 100 million pounds of product per year, from Marathon for five years after the closing of the transactions. See “Other Agreements—Maleic Anhydride Supply Agreement.”

Following the closing of the transactions, Marathon will have the option, for a period of up to five years, to purchase from Ashland the assets of the maleic anhydride portion of Ashland’s Neville Island, Pennsylvania plant. If Marathon exercises its option, the purchase price for the Neville Island assets will be equal to their fair market value, as determined by an independent investment banking or appraisal firm.

The VIOC centers are engaged in the business of marketing and selling quick service engine oil change services, lubrication services, certain routine maintenance check services, preventive automotive maintenance services and related products and services. Under the assignment and assumption agreement relating to the VIOC centers, Ashland will contribute to ATB Holdings specified real property, inventory, tangible personal property, permits, contracts, records and other assets associated with the VIOC centers’ business operations. ATB Holdings will assume from Ashland the liabilities associated with the assigned contracts and specified other liabilities relating to or arising out of the operation of the transferred assets. Ashland will retain substantially all of the remaining liabilities of the VIOC centers as of the date of the closing of the transactions. After the closing, Marathon will operate the VIOC centers as a franchisee of Ashland under a series of franchise agreements. See “Other Agreements—Blanket License Agreement.”

Each assignment and assumption agreement contains various representations and warranties of Ashland, including representations and warranties that relate to:

•	the financial statements of the tangible assets to be transferred;

•	title to, and condition and sufficiency of, the assets to be transferred;

•	specified contracts used in or arising out of the transferred businesses;

•	the existence and transferability of various permits;

•	pending and threatened claims associated with or relating to the transferred assets and businesses;

•	benefit plans relating to employees of the transferred businesses;

•	the absence of certain changes or events;

•	compliance with laws by the transferred businesses; and

•	employee and labor matters.

In addition, each assignment and assumption agreement contains various covenants of both parties, including:

•	Ashland’s covenant to conduct the businesses to be transferred in the usual, regular and ordinary course in substantially the same manner as previously conducted;

•	Covenants to the effect that, after the closing, Ashland will remit to Marathon Domestic LLC (as the successor to ATB Holdings) any refund or other amount that is a transferred asset or is otherwise properly due and owing to Marathon Domestic LLC (as the successor to ATB Holdings), and Marathon Domestic LLC (as the successor to ATB Holdings) will remit to Ashland any refund or other amount that is an excluded asset or is otherwise properly due and owing to Ashland;

•	Marathon Domestic LLC’s covenant to offer employment to all employees of the transferred businesses who are actively at work on the closing date;

•	A mutual covenant of the parties to furnish to each other reasonable access to personnel, properties, books and records relating to the transferred businesses; and

•	Ashland’s covenant to review each material contract relating in part to one of the transferred businesses and in part to its other businesses to determine whether such contracts should be terminated and replaced with separate contracts.

Each assignment and assumption agreement provides that it will terminate automatically if the master agreement is terminated in accordance with its terms.

The closing of the transactions under the assignment and assumption agreements is conditioned on the satisfaction or waiver of the conditions to closing under the master agreement and will occur at the closing of the other transactions under the master agreement.

OTHER AGREEMENTS

Amendment of the Ashland Rights Agreement

On April 27, 2005, Ashland executed an amendment to its rights agreement dated May 16, 1996, as amended, between Ashland and National City Bank, as successor to Harris Trust and Savings Bank by appointment, as rights agent. The rights agreement amendment was entered into to render the rights (as defined in the rights agreement) inapplicable to the transactions contemplated by the master agreement and to ensure that:

•	none of ATB Holdings, EXM LLC, New Ashland, Marathon, Marathon Oil Company, Marathon Domestic LLC, MAP or any other person is an acquiring person (as defined in the rights agreement) by reason of the execution and delivery of the master agreement or any other transaction agreement or the closing of the transactions;

•	neither a distribution date nor a business combination (each as defined in the rights agreement) shall occur by reason of the execution and delivery of the master agreement or any other transaction agreement or the closing of the transactions; and

•	New Ashland will be substituted for Ashland at the effective time of the conversion merger and the rights agreement will continue in effect after that time.

The foregoing is a summary of the material terms and conditions of the rights agreement amendment. This description is not a complete description of the rights agreement amendment and is qualified in its entirety by reference to the full text of the rights agreement amendment, a copy of which is attached as an exhibit to the registration statement and is incorporated by reference in this proxy statement/prospectus. We encourage you to read the rights agreement amendment in its entirety for a more complete description of the terms and conditions of the rights agreement amendment.

Amendments to MAP LLC Agreement

The amendments to the MAP LLC agreement amend the rights of MAP, Marathon Oil Company and Ashland to permit MAP to effect the partial redemption, to ensure that MAP has sufficient cash to effect the partial redemption and to address certain tax-related issues with respect to the transactions. The following is a summary of the material terms and conditions of the amendments to the LLC agreement. This description is not a complete description of those amendments and is qualified in its entirety by reference to the full text of those amendments, copies of which are attached as Annex E to this proxy statement/prospectus. We encourage you to read the amendments to the LLC agreement in their entirety for a more complete description of the terms and conditions of those amendments.

Distributions. The amendments to the LLC agreement prohibit cash distributions (including tax distributions) by MAP to Marathon Oil Company or Ashland unless approved by a supermajority vote of the MAP board of managers. Although MAP has made no cash distributions since March 18, 2004, approximately one month prior to the date of the partial redemption MAP may make a pro rata cash distribution to Ashland and Marathon in a total amount to be determined shortly before that distribution.

Partial redemption. The amendments to the LLC agreement provide that MAP shall effect the partial redemption in accordance with the terms of the master agreement by distributing cash and accounts receivable to Ashland.

Loans from MAP to Ashland or Marathon Oil Company. Loans from MAP to Ashland or Marathon Oil Company prior to January 1, 2005 are prohibited unless approved by a supermajority vote of the MAP board of managers. At any time during the period beginning on January 1, 2005 and ending on the date 45 days prior to the date of the closing of the transactions, loans from MAP to Ashland, but not to Marathon Oil Company will be permitted on terms and conditions consistent with MAP’s historic practice with respect to such loans. Ashland will be required to repay all such loans no later than 30 days prior to the date of the closing of the transactions.

Tax allocations. The amendments to the LLC agreement provide that tax items with respect to certain employee benefit matters or environmental remediation projects shall be allocated to Marathon Oil Company in a manner consistent with other agreements between Ashland and Marathon Oil Company regarding such issues under the terms of the master agreement. The amendments to the LLC agreement further provide that prior to the date of the closing of the transactions, the parties will take all steps necessary to ensure that the partial redemption does not alter the share of MAP’s nonrecourse debt allocated to each of Ashland and Marathon Oil Company, respectively, prior to the partial redemption. In addition, the capital accounts of Ashland and Marathon Oil Company shall be adjusted to reflect the respective fair market values of each of MAP assets (or class of assets, as appropriate) based on the amount of gain or loss that would be allocated to each of Ashland and Marathon Oil Company under the terms of the LLC agreement with respect to each such asset or class of assets as if MAP had sold all of its assets for such fair market values immediately prior to the partial redemption.

MAP company leverage policy. MAP’s company leverage policy has been amended to permit MAP to incur only the following types of indebtedness:

•	borrowings under one or more revolving credit facilities, uncommitted money market facilities or other comparable debt facilities (including, prior to October 1, 2004, credit facilities provided by, or guaranteed by, Ashland and/or Marathon Oil Company) in an amount not to exceed $500 million and in a manner reasonably consistent with MAP’s historic borrowing practices;

•	borrowings from subsidiaries of MAP;

•	borrowings solely designated for the Detroit refinery upgrade and expansion project; and

•	borrowings in response to catastrophic events (such as damage to MAP property caused by storms or fire) or unforeseen expenditures mandated by law, regulation or administrative ruling, in each case that are promulgated after the date of the closing of the transactions.

However, MAP is permitted to meet its funding requirements by entering into the following types of transactions treated as sales for U.S. income tax purposes:

•	sales of accounts receivable to third parties, but only for purposes of maintaining an adequate level of liquidity for purposes of managing MAP’s operations; and

•	sale-leasebacks and pre-existing synthetic leases and ongoing leasing programs (including, without limitation, its auto and light truck TRAC leasing program).

Consequences of termination of master agreement. In the event that the master agreement terminates prior to the closing of the transactions, the amendments to the MAP company leverage policy and the provisions relating to member distributions shall be restored to the language that existed prior to the amendments to the LLC agreement.

Maleic Anhydride Supply Agreement

The maleic anhydride supply agreement will provide for Marathon to supply and Ashland to purchase substantially all of Ashland’s requirements of maleic anhydride for the current capacity of Ashland’s six existing manufacturing facilities in North America, limited to 100 million pounds of product per year. The term of the agreement will be five years from the date of the closing of the transactions and will continue after that five-year period with automatic annual extensions, unless terminated by either party at the end of the then current term by written notice of at least 90 days. Marathon will be responsible for transportation to Ashland’s plants. The sales price for the product will be based on published market prices for butane, which is used to produce maleic anhydride, with agreed-upon maximum and minimum prices.

The maleic anhydride supply agreement will provide that either party may terminate the agreement in the event of material breach by the other party, if the breach continues without being cured for more than 30 days after notice. Marathon will warrant that the product meets the specifications contained in the agreement and that it will convey good title to the product. Marathon will replace product that does not conform to specifications and will pay Ashland’s out-of-pocket costs related to any nonconforming product.

If an event occurs outside of Marathon’s control which affects its maleic anhydride manufacturing operations, Marathon will be required to make a reasonable effort to supply Ashland with product from other sources, and, where manufacturing capacity is partially reduced, priority will be given to Ashland and any other customers who rely solely on Marathon for maleic anhydride.

Blanket License Agreement

The blanket license agreement will apply to the 60 VIOC centers to be contributed by Ashland to ATB Holdings and will make each of those centers subject to Ashland’s standard license agreement, licensee supply agreement and licensee sign and equipment lease, with certain modifications. The blanket license agreement also contains a provision generally preventing Ashland for five years from the closing of the transactions from operating company-owned VIOC centers at any location in Michigan and in specified counties in Ohio where Marathon’s VIOC centers will be located, so long as Marathon continues to operate at least 31 of the 60 VIOC centers.

Under the standard license agreement, as modified by the blanket license agreement, Marathon will be granted the right to operate each of the 60 VIOC centers and to use Ashland’s proprietary marks. Each VIOC center will be granted an exclusive territory within a two-mile radius of the center. The term of the license for each VIOC center will be 15 years, with Marathon having the right to renew the license for two additional five-year terms. Marathon will pay Ashland an initial license fee of $330,000 at the closing of the transactions for all 60 licenses and, during the term of the license for each VIOC center, a monthly royalty fee of 6% of that center’s adjusted gross revenue.

Under the blanket license agreement, Marathon will be permitted to transfer the VIOC centers, as a group, to any of its affiliates. Any sale of a VIOC center to a non-affiliate will be subject to Ashland’s right of first refusal set forth in the standard license agreement. Each license will contain a non-compete provision which will generally prevent Marathon from operating any similar businesses during the term of the license and for two years after termination, within a radius of 25 miles of the applicable VIOC center. This restriction will not prohibit MAP from continuing to engage in any activity permitted under its formation agreements.

The licensee supply agreement, as modified by the blanket license agreement, will provide that Marathon will purchase 85% of each VIOC center’s requirements of motor oils, greases, lubricants and other specified automotive products for resale from Ashland. Pricing for these products will be based on the same price that Ashland charges internally for its company-owned VIOC centers. The licensee sign and equipment lease will provide for leasing of certain signage located at each VIOC center at the closing of the transactions, which will remain the property of Ashland. The terms of the licensee supply agreement and the licensee sign and equipment lease for each VIOC center will continue until the termination of that center’s license agreement.

Transition Services Agreement

Marathon has the option to enter into a transition services agreement with Ashland under which Ashland will perform specified support services relating to the maleic anhydride plant for a limited period of time following the closing of the transactions. The services to be provided include health, environmental and safety support services, accounting services and procurement services for various goods and services. Payment for these services will be either a fixed amount to be agreed by the parties or a fee based on the actual hours spent by Ashland employees in providing the services and applying Ashland’s usual internal charges for those services. The fee will also include reimbursement of Ashland’s out-of-pocket expenses and internal allocated expenses not included in the internal hourly rates for Ashland employees. The term of the agreement will be three months or such other term as may be agreed by the parties.

DESCRIPTION OF ATB HOLDINGS CAPITAL STOCK

The following description of the terms of the common stock of ATB Holdings, together with the section of this proxy statement/prospectus entitled “Comparison of Rights of Holders of Common Stock,” is a summary of the material provisions of ATB Holdings’s certificate of incorporation and by-laws. This description is subject to the relevant provisions of Delaware law and is qualified in its entirety by reference to ATB Holdings’s certificate of incorporation and by-laws, copies of which are attached as Annex N and O, respectively, to this proxy statement/prospectus and which are incorporated by reference in this proxy statement/prospectus. You should read the provisions of the certificate of incorporation and by-laws for more details regarding the provisions described below and for other provisions that may be important to you.

Authorized Capital Stock

ATB Holdings will be authorized to issue 300,000,000 shares of common stock, par value $1.00 per share.

Common Stock

The shares of common stock to be issued in the reorganization merger will be duly issued, fully paid and nonassessable.

No holder of common stock will have any preemptive right to subscribe for any securities of ATB Holdings.

DESCRIPTION OF NEW ASHLAND CAPITAL STOCK

The following description of the terms of the capital stock of New Ashland, together with the section of this proxy statement/prospectus entitled “Comparison of Rights of Holders of Common Stock,” is a summary of the material provisions of New Ashland’s articles of incorporation and by-laws that will be in effect upon completion of the transactions. This description is subject to the relevant provisions of Kentucky law and is qualified in its entirety by reference to New Ashland’s articles of incorporation and by-laws that will be in effect upon the closing of the transactions, copies of which are attached as Annex F and G, respectively, to this proxy statement/prospectus and which are incorporated by reference in this proxy statement/prospectus. New Ashland’s articles of incorporation and by-laws that will be in effect upon the closing of the transactions will be substantially similar to the third restated articles of incorporation and by-laws of Ashland, respectively. You should read the provisions of the articles of incorporation and by-laws that will be in effect upon the closing of the transactions for more details regarding the provisions described below and for other provisions that may be important to you.

Authorized Capital Stock

New Ashland will be authorized to issue 200,000,000 shares of common stock, par value $0.01 per share, and 30,000,000 shares of cumulative preferred stock, including 500,000 shares of no par value Series A Participating Cumulative Preferred Stock.

Common Stock

Dividends. The holders of common stock will be entitled to receive dividends when, as and if declared by the New Ashland board of directors, out of funds legally available for their payment subject to the rights of holders of preferred stock.

Voting Rights. The holders of common stock will be entitled to one vote per share on all matters submitted to a vote of New Ashland shareholders.

Rights Upon Liquidation. In the event of New Ashland’s voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally in any of its assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.

Miscellaneous. The shares of common stock to be issued in the distribution will be duly issued, fully paid and nonassessable. The holders of common stock will not be entitled to preemptive or redemption rights. Shares of common stock will not be convertible into shares of any other class of capital stock. National City Bank will be the transfer agent and registrar for the common stock. The transactions are conditioned upon the shares of common stock being authorized for listing on the New York Stock Exchange or the Nasdaq National Market, subject to official notice of issuance. Ashland intends to list the shares of common stock on the New York Stock Exchange, and Ashland expects the symbol under which shares of Ashland common stock now trade (“ASH”) to continue to be used for the shares of New Ashland common stock.

Preferred Stock

General. The New Ashland articles of incorporation that will be in effect upon completion of the transactions will authorize the board of directors of New Ashland, without further shareholder action, to provide for the issuance of up to 30,000,000 shares of preferred stock, in one or more series, and to fix the designations, terms, and relative rights and preferences, including the dividend rate, voting rights, conversion rights, redemption and sinking fund provisions and liquidation values of each of these series. New Ashland will be able to amend from time to time its articles to increase the number of authorized shares of preferred stock. Any amendment for this purpose would require the approval of the holders of two-thirds of the outstanding shares of all series of preferred stock voting together as a single class without regard to series, as well as the approval of the holders of shares of common stock. New Ashland will have 500,000 shares designated as Series A Participating Cumulative Preferred Stock reserved for issuance upon exercise of rights under a rights agreement described below under “Description of New Ashland Capital Stock—Preferred Stock Purchase Rights.”

The summary in this proxy statement/prospectus is not complete. You should refer to New Ashland’s articles of incorporation that will be in effect upon the completion of the transactions or the articles of amendment establishing a particular series of preferred stock which will be filed with the Secretary of State of the Commonwealth of Kentucky and the SEC. The preferred stock will, when issued, be duly issued, fully paid and nonassessable.

Dividend Rights. The preferred stock will be preferred over the common stock as to payment of dividends. Before any dividends or distributions (other than dividends or distributions payable in common stock) on the common stock will be declared and set apart for payment or paid, the holders of shares of each series of preferred stock will be entitled to receive dividends when, as and if declared by the board of directors of New Ashland. New Ashland will pay those dividends either in cash, in shares of common stock or preferred stock or otherwise, at the rate and on the date or dates set forth in the prospectus relating to the issuance of that particular series of preferred stock. With respect to each series of preferred stock, the dividends on each share of the series will be cumulative from the date of issue of the share unless some other date is set forth in the resolution adopted by the board of directors establishing the series. Accruals of dividends will not bear interest.

Rights Upon Liquidation. The preferred stock will be preferred over the common stock as to assets so that the holders of each series of preferred stock will be entitled to be paid, upon New Ashland’s voluntary or involuntary liquidation, dissolution or winding up and before any distribution is made to the holders of common stock, the amount fixed in the resolution adopted by the board of directors establishing the series. However, in this case the holders of preferred stock will not be entitled to any other or further payment. If upon any liquidation, dissolution or winding up New Ashland’s net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding preferred stock are entitled, New Ashland’s entire remaining net assets will be distributed among the holders of each series of preferred stock in amounts proportional to the full amounts to which the holders of each series are entitled.

Redemption. All shares of any series of preferred stock will be redeemable to the extent permitted by Kentucky law and fixed in the resolution adopted by the board of directors establishing the series. All shares of any series of preferred stock will be convertible into shares of common stock or into shares of any other series of preferred stock to the extent permitted by Kentucky law and fixed in the resolution adopted by the board of directors establishing the series.

Voting Rights. Except as provided by Kentucky law or by the resolution adopted by the board of directors establishing the series, the holders of preferred stock shall be entitled to one vote for each share of preferred stock held by them on all matters properly presented to shareholders. The holders of common stock and the holders of all series of preferred stock will vote together as one class.

Preferred Stock Purchase Rights

As a result of the closing of the transactions and the execution by Ashland of the rights agreement amendment described in “Other Agreements—Amendment of the Ashland Rights Agreement,” New Ashland

will succeed to the rights agreement entered into by Ashland on May 16, 1996, with Harris Trust and Savings Bank. National City Bank is the successor rights agent under that rights agreement. The rights agreement is a shareholder rights plan providing for a dividend of one preferred stock purchase right for, prior to the closing of the transactions, each outstanding share of Ashland common stock and, after the closing of the transactions, each outstanding share of New Ashland common stock. The rights trade automatically with shares of common stock and become exercisable only under certain circumstances as described below. The rights are designed to protect the interests of New Ashland and its shareholders against coercive takeover tactics. The purpose of the rights is to encourage potential acquirors to negotiate with the board of directors of New Ashland prior to attempting a takeover and to provide the board with leverage in negotiating on behalf of all shareholders the terms of any proposed takeover. The rights may have certain anti-takeover effects. The rights should not, however, interfere with any merger or other business combination approved by the board of directors of New Ashland.

Until a right is exercised, the holder of a right will have no rights as a New Ashland shareholder, including, without limitation, the right to vote or to receive dividends. Upon becoming exercisable, each right will entitle its holder to purchase from New Ashland one one-thousandth of a share of Series A Participating Cumulative Preferred Stock, without par value, at a purchase price of $140 per right, subject to adjustment. In general, the rights will not be exercisable until the earlier of (a) any time that New Ashland learns that a person or group or an affiliate or associate of the person or group has acquired, or has obtained the right to acquire, beneficial ownership of 15% or more of New Ashland’s outstanding common stock, unless provisions preventing accidental triggering of the rights apply and (b) the close of business on the date, if any, designated by the board of directors of New Ashland following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for 15% or more of New Ashland’s outstanding common stock. The following paragraphs refer to the earlier of those dates as the “distribution date” and the person or group acquiring at least 15% of its common stock as an “acquiring person.” You should assume that any of the following provisions that refers to an acquiring person applies to any associate or affiliate of the acquiring person as well.

Upon a person’s becoming an acquiring person, each holder of a right will have the right to receive, upon exercise thereof for the purchase price described above, a number of one one-thousandths of a share of Series A Participating Cumulative Preferred Stock equal to the product of the purchase price described above multiplied by the number of one one-thousandths of a share of Series A Participating Cumulative Preferred Stock for which a right is then exercisable and then dividing that product by 50% of the market value (as defined in the rights agreement) of New Ashland common stock on the date on which a person becomes an acquiring person. As soon as practicable after a person becomes an acquiring person, New Ashland will (1) prepare and file a registration statement under the Securities Act, on an appropriate form, with respect to the Series A Participating Cumulative Preferred Stock purchasable upon exercise of the rights; (2) cause that registration statement to become effective as soon as practicable after filing; (3) cause that registration statement to remain effective (with a prospectus at all times meeting the requirements of the Securities Act) until May 16, 2006, the expiration date of the rights agreement; and (4) qualify or register the Series A Participating Cumulative Preferred Stock purchasable upon exercise of the rights under the blue sky or securities laws of those jurisdictions as may be necessary or appropriate.

In the event that, following the distribution date, New Ashland is acquired in a merger or other business combination by a publicly traded acquiring person, or 50% or more of its assets or assets representing 50% or more of New Ashland’s revenues or cash flow are sold, leased, exchanged or transferred in another manner to a publicly traded acquiring person, each right will entitle its holder to purchase, for the purchase price, that number of common shares of the corporation which at the time of the transaction would have a market value of twice the purchase price. In the event New Ashland is acquired in a merger or other business combination by a non- publicly traded acquiring person, or 50% or more of its assets or assets representing 50% or more of its revenues or cash flow are sold, leased, exchanged or otherwise transferred to a non-publicly traded acquiring person, each right will entitle its holder to purchase, for the purchase price, at the holder’s option:

•	that number of shares of the surviving corporation (including New Ashland, if it is the surviving corporation) in the transaction with the entity which at the time of the transaction would have a book value of twice the purchase price;

•	that number of shares of the entity which at the time of the transaction would have a book value of twice the purchase price; or

•	if the entity has an affiliate which has publicly traded common shares, that number of common shares of the affiliate which at the time of the transaction would have a market value of twice the purchase price.

Any rights that are at any time beneficially owned by an acquiring person will be null and void and nontransferable, and any holder of such right, including any purported transferee or subsequent holder, will be unable to exercise or transfer the right.

The rights will expire at the close of business on May 16, 2006, unless redeemed before that time. At any time prior to the earlier of (a) the time a person or group becomes an acquiring person and (b) the expiration date, the board of directors of New Ashland may redeem the rights in whole, but not in part, at a price of $.01 per right. This amount is subject to adjustment as provided in the rights agreement.

Certain Provisions of New Ashland’s Articles of Incorporation

In the event of a proposed merger or tender offer, proxy contest or other attempt to gain control of New Ashland which is not approved by its board of directors, it would be possible for New Ashland’s board of directors to authorize the issuance of one or more series of preferred stock with voting rights or other rights and preferences which would impede the success of the proposed merger, tender offer, proxy contest or other attempt to gain control of New Ashland. Applicable law, the articles of incorporation and the applicable rules of the stock exchanges upon which the common stock will be listed may limit this authority. The consent of the holders of common stock would not be required for any issuance of preferred stock like this.

The New Ashland articles of incorporation that will be in effect upon completion of the transactions will incorporate in substance and continue to make applicable certain provisions of the Kentucky Business Corporation Act to require certain approvals as a condition to mergers and certain other business combinations involving New Ashland and a 10% shareholder unless (a) the transaction is approved by a majority of New Ashland’s continuing directors or (b) certain minimum price and procedural requirements are met. Those approvals will include the approval of the holders of at least 80% of its voting stock, plus two-thirds of the voting stock other than voting stock owned by the 10% shareholder. In addition, the Kentucky Business Corporation Act includes a standstill provision which precludes a business combination from occurring with a 10% shareholder, notwithstanding any vote of shareholders or price paid, for a period of five years after the date that 10% shareholder becomes a 10% shareholder, unless a majority of New Ashland’s independent directors approves the combination before that date.

The New Ashland articles of incorporation that will be in effect upon completion of the transactions will also provide that:

•	New Ashland’s board of directors is classified into three classes;

•	a director may be removed from office without cause only by the affirmative vote of the holders of at least 80% of the voting power of New Ashland’s then outstanding voting stock;

•	New Ashland’s board of directors may adopt by-laws concerning the conduct of, and matters considered at, meetings of shareholders, including special meetings;

•	the by-laws and certain provisions of the articles may be repealed, altered or amended only by the affirmative vote of the holders of at least 80% of the voting power of New Ashland’s then outstanding voting stock; and

•	the by-laws may be adopted or amended by New Ashland’s board of directors. However, the by-laws adopted in this fashion may be repealed, altered or amended in the manner described in the immediately preceding bullet point.

Kentucky law authorizes Kentucky corporations to limit or eliminate the personal liability of their directors to them and their shareholders for monetary damages for breach of the directors’ duties as directors except for the liability of a director for:

•	any transaction in which the director’s personal financial interest is in conflict with the financial interests of the corporation or its shareholders;

•	acts or omissions not in good faith or which involve intentional misconduct or are known to the director to be a violation of law;

•	unlawful payments of dividends or purchases or redemptions of common stock; or

•	any transaction from which the director derived an improper personal benefit.

Kentucky law requires a director, when discharging his or her duties as a director, to act in good faith, on an informed basis, and in a manner the director honestly believes to be in the best interests of the corporation. Absent the limitations Kentucky law authorizes, a director of a Kentucky corporation who breaches or fails to perform his or her duties in compliance with this standard is accountable to the corporation and its shareholders for monetary damages to the extent the person bringing the action proves by clear and convincing evidence that the director’s conduct constituted wilful misconduct or wanton or reckless disregard for the best interests of the corporation and its shareholders, and proves that the director’s breach or failure to perform was the legal cause of damages suffered by the corporation.

The articles of incorporation of New Ashland limit the liability of the members of its board of directors by providing that no director will be personally liable to New Ashland or its shareholders for monetary damages for any breach of the director’s fiduciary duty as a director, except for liability that cannot be eliminated under the Kentucky Business Corporation Act as described above. This provision could have the effect of reducing the likelihood of derivative litigation against New Ashland’s directors and may discourage or deter New Ashland’s shareholders or management from bringing a lawsuit against New Ashland’s directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited New Ashland and its shareholders.

Sections 271B.8-500 through 580 of the Kentucky Business Corporation Act provide for indemnification of directors, officers, employees and agents of Kentucky corporations, subject to certain limitations. New Ashland’s articles of incorporation allow New Ashland to indemnify to the fullest extent permitted by law any person who is made party to a proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of New Ashland.

New Ashland will enter into indemnification contracts with each of its directors that require indemnification unless prohibited by law.

New Ashland has insurance which insures (subject to certain terms and conditions, exclusions and deductibles) New Ashland against certain costs which it might be required to pay by way of indemnification to directors or officers under its articles of incorporation or by-laws, indemnification agreements or otherwise and protects individual directors and officers from certain losses for which they might not be indemnified by New Ashland. In addition, New Ashland has insurance which provides liability coverage (subject to certain terms and conditions, exclusions and deductibles) for amounts which New Ashland or the fiduciaries under their employee benefit plans, which may include its respective directors, officers and employees, might be required to pay as a result of a breach of fiduciary duty.

DESCRIPTION OF MARATHON CAPITAL STOCK

Marathon’s authorized capital stock consists of:

•	550,000,000 shares of common stock; and

•	26,000,000 shares of preferred stock, issuable in series.

Each authorized share of common stock has a par value of $1.00. The authorized shares of preferred stock have no par value. As of March 31, 2005, 347,720,837 shares of common stock were issued and outstanding, and 73,748 shares of common stock were held as treasury shares. As of March 31, 2005, no shares of Marathon’s preferred stock were issued and outstanding.

In the discussion that follows, Marathon has summarized the material provisions of its restated certificate of incorporation and by-laws relating to its capital stock. This discussion is subject to the relevant provisions of Delaware law and is qualified in its entirety by reference to Marathon’s restated certificate of incorporation and by-laws. You should read the provisions of the restated certificate of incorporation and by-laws as currently in effect for more details regarding the provisions described below and for other provisions that may be important to you. Marathon has filed copies of those documents with the SEC as exhibits to the registration statement of which this proxy statement/prospectus is a part. See “Where You Can Find More Information.”

Common Stock

Each share of Marathon common stock has one vote in the election of each director and on all other matters voted on generally by the stockholders. No share of common stock affords any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. Marathon’s board of directors may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting Marathon.

Holders of common stock will be entitled to dividends in such amounts and at such times as Marathon’s board of directors in its discretion may declare out of funds legally available for the payment of dividends. Dividends on the common stock will be paid at the discretion of Marathon’s board of directors after taking into account various factors, including:

•	Marathon’s financial condition and performance;

•	Marathon’s cash needs and capital investment plans;

•	Marathon’s obligations to holders of any preferred stock it may issue;

•	income tax consequences; and

•	the restrictions Delaware and other applicable laws and Marathon’s credit arrangements then impose.

In addition, the terms of the loan agreements, indentures and other agreements Marathon enters into from time to time may restrict the payment of cash dividends.

If Marathon liquidates or dissolves its business, the holders of common stock will share ratably in all assets available for distribution to stockholders after Marathon’s creditors are paid in full and the holders of all series of its outstanding preferred stock, if any, receive their liquidation preferences in full.

The common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund.

Marathon’s outstanding shares of the common stock are listed on the New York Stock Exchange, the Pacific Stock Exchange and the Chicago Stock Exchange and trade under the symbol “MRO.” The shares of common stock issued as part of the transactions will also be listed on those stock exchanges.

The transfer agent and registrar for the common stock is National City Bank.

Preferred Stock

At the direction of its board of directors, without any action by the holders of its common stock, Marathon may issue one or more series of preferred stock from time to time. Marathon’s board of directors can determine the number of shares of each series of preferred stock and the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series.

The existence of undesignated preferred stock may enable Marathon’s board of directors to render more difficult or to discourage an attempt to obtain control of Marathon by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of its management. The issuance of shares of preferred stock may adversely affect the rights of the holders of common stock. For example, any preferred stock issued may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for common stock or may otherwise adversely affect the market price of the common stock or any existing preferred stock.

Limitation on Directors’ Liability

Delaware law authorizes Delaware corporations to limit or eliminate the personal liability of their directors to them and their stockholders for monetary damages for breach of a director’s fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations Delaware law authorizes, directors of Delaware corporations are accountable to those corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables Delaware corporations to limit available relief to equitable remedies such as injunction or rescission. Marathon’s restated certificate of incorporation limits the liability of the members of its board of directors by providing that no director will be personally liable to Marathon or its stockholders for monetary damages for any breach of the director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to Marathon or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	for any transaction from which the director derived an improper personal benefit.

This provision could have the effect of reducing the likelihood of derivative litigation against Marathon’s directors and may discourage or deter Marathon’s stockholders or management from bringing a lawsuit against its directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Marathon and its stockholders. Marathon’s by-laws provide indemnification to its officers and directors and other specified persons with respect to their conduct in various capacities.

Statutory Business Combination Provision

As a Delaware corporation, Marathon is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a Delaware corporation’s outstanding voting stock or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years following the date that person became an interested stockholder unless:

•	before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which that person became an interested stockholder or approved the business combination;

•	on completion of the transaction that resulted in that person’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than stock held by (1) directors who are also officers of the corporation or (2) any employee stock plan that does not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	following the transaction in which that person became an interested stockholder, both the board of directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by that person approve the business combination.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if a majority of the directors who were directors prior to any person’s becoming an interested stockholder during the previous three years, or were recommended for election or elected to succeed those directors by a majority of those directors, approve or do not oppose that extraordinary transaction.

Other Matters

Some of the provisions of Marathon’s restated certificate of incorporation and by-laws discussed below may have the effect, either alone or in combination with the provisions of its restated certificate of incorporation discussed above and Section 203 of the Delaware General Corporation Law, of making more difficult or discouraging a tender offer, proxy contest, merger or other takeover attempt that Marathon’s board of directors opposes but that a stockholder might consider to be in its best interest.

Marathon’s restated certificate of incorporation provides that its stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. Marathon’s by-laws provide that only its board of directors may call a special meeting of its stockholders.

Marathon’s restated certificate of incorporation provides for a classified board of directors. Marathon’s board of directors is divided into three classes, with the directors of each class as nearly equal in number as possible. At each annual meeting of Marathon’s stockholders, the term of a different class of its directors will expire. As a result, the stockholders will elect approximately one-third of Marathon’s board of directors each year. Board classification could prevent a party who acquires control of a majority of Marathon’s outstanding voting stock from obtaining control of its board of directors until the second annual stockholders’ meeting following the date that party obtains that control.

Marathon’s restated certificate of incorporation provides that the number of directors will be fixed from time to time by, or in the manner provided in, its by-laws, but will not be less than three. It also provides that directors may be removed only for cause. This provision, along with provisions authorizing the board of directors to fill vacant directorships, prevents stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

Marathon’s by-laws contain advance-notice and other procedural requirements that apply to stockholder nominations of persons for election to the board of directors at any annual meeting of stockholders and to stockholder proposals that stockholders take any other action at any annual meeting. A stockholder proposing to nominate a person for election to the board of directors or proposing that any other action be taken at an annual meeting of stockholders must give Marathon’s corporate secretary written notice of the proposal not less than 45 days and not more than 75 days before the first anniversary of the date on which Marathon first mailed its proxy materials for the immediately preceding year’s annual meeting of stockholders. These stockholder proposal deadlines are subject to exceptions if the pending annual meeting date is more than 30 days prior to or more than 30 days after the first anniversary of the immediately preceding year’s annual meeting. Marathon’s by-laws prescribe specific information that any such stockholder notice must contain. These advance-notice provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to Marathon and its stockholders.

Marathon’s restated certificate of incorporation provides that its stockholders may adopt, amend and repeal its by-laws at any regular or special meeting of stockholders by an affirmative vote of at least two-thirds of the shares outstanding and entitled to vote on that action, provided the notice of intention to adopt, amend or repeal the by-laws has been included in the notice of that meeting.

COMPARISON OF RIGHTS OF HOLDERS OF COMMON STOCK

Ashland and New Ashland are incorporated under the laws of the Commonwealth of Kentucky. ATB Holdings and Marathon are incorporated under the laws of the State of Delaware. Your rights as an Ashland shareholder are governed by Kentucky law and Ashland’s third restated articles of incorporation and by-laws. In accordance with the master agreement, at the effective time of the reorganization merger, each share of Ashland common stock (other than shares held by shareholders who validly exercise dissenters’ rights) issued and outstanding immediately before that effective time will be converted automatically into and thereafter represent one duly issued, fully paid and nonassessable share of ATB Holdings common stock. Your rights as an ATB Holdings stockholder will be governed by Delaware law and ATB Holdings’s certificate of incorporation and by-laws that will be in effect upon completion of the reorganization merger. In accordance with the master agreement, promptly after the effective time of the conversion merger, ATB Holdings will distribute shares of New Ashland common stock to the holders of ATB Holdings common stock on the basis of one share of New Ashland common stock for each outstanding share of ATB Holdings common stock. Your rights as a New Ashland shareholder will be governed by Kentucky law and New Ashland’s restated articles of incorporation and by-laws that will be in effect upon completion of the distribution. In accordance with the master agreement, at the effective time of the acquisition merger, each share of ATB Holdings common stock issued and outstanding immediately before that effective time will be automatically converted into the right to receive a number of duly issued, fully paid and nonassessable shares of Marathon common stock equal to the exchange ratio. Your rights as a Marathon stockholder will be governed by Delaware law and Marathon’s restated certificate of incorporation and by-laws.

The following is a comparison of the material rights of Ashland shareholders, ATB Holdings stockholders, New Ashland shareholders and Marathon stockholders under each company’s organizational documents referenced above, the statutory framework of the Commonwealth of Kentucky for Ashland and New Ashland and the statutory framework of the State of Delaware for ATB Holdings and Marathon.

Copies of the third restated articles of incorporation and by-laws of Ashland and the restated certificate of incorporation and by-laws of Marathon were previously filed with the SEC. See “References to Additional Information” on the inside front cover of this proxy statement/prospectus and the section of this proxy statement/prospectus entitled “Where You Can Find More Information.” The following description does not purport to be complete and is qualified in its entirety by reference to Kentucky law, Delaware law and each company’s organizational documents referenced above.

	ASHLAND	ATB HOLDINGS	NEW ASHLAND	MARATHON
Authorized Capital Stock	330 million shares, of which (1) 300 million are shares of common stock, par value of $1.00 per share, and (2) 30 million are shares of no par value cumulative preferred stock.	300 million shares of common stock, par value $1.00.	230 million shares, of which (1) 200 million are shares of common stock, par value of $0.01 per share, and (2) 30 million are shares of no par value cumulative preferred stock.	576 million shares, of which (1) 550 million are shares of common stock, par value $1.00 per share, and (2) 26 million are shares of no par value preferred stock.

Board Of Directors

Size of Board	The board of directors must have at least one director. The exact number is determined by resolution adopted by a majority of the entire board of directors. A vote of the shareholders is required to increase or decrease by more than 30% the number of directors from that number last fixed by the shareholders.	The number of directors of ATB Holdings shall not be less than one nor more than twenty as determined by the board of directors.	The board of directors must have at least one director. The exact number is determined by resolution adopted by a majority of the entire board of directors. A vote of the shareholders is required to increase or decrease by more than 30% the number of directors from that number last fixed by the shareholders.	The number of directors will be fixed from time to time by, or in the manner provided in, Marathon’s by-laws, but will not be less than three.

Qualification of Directors	Directors need not be shareholders.	Directors need not be stockholders.	Directors need not be shareholders.	Directors need not be stockholders.

Removal of Directors	Any or all directors may be removed at a meeting of the shareholders called expressly for that purpose. Kentucky law provides that a director shall be removed only if the number of votes cast to remove him	Any director may be removed from office, with or without cause, at any time by a majority vote of the stockholders entitled to vote.	Any or all directors may be removed at a meeting of the shareholders called expressly for that purpose. Kentucky law provides that a director shall be removed only if the number of votes cast to remove him	Directors may be removed only for cause by the holders of a majority of the shares then entitled to vote at an election of directors.

	ASHLAND	ATB HOLDINGS	NEW ASHLAND	MARATHON
Removal of Directors (Continued)	or her exceeds the number of votes cast not to remove him or her. Ashland’s third restated articles of incorporation and by-laws provide that in the case of a removal of a director without cause, removal shall require a vote of the holders of at least 80% of the voting power of the then outstanding voting stock of Ashland, voting together as a single voting group. The Ashland third restated articles of incorporation and by-laws state that “cause” shall mean the willful and continuous failure of a director to substantially perform such director’s duties to Ashland (other than any failure resulting from incapacity due to physical or mental illness) or the willful engaging by a director in gross misconduct materially and demonstrably injurious to Ashland. “Voting stock” shall mean shares of capital stock of Ashland entitled to vote generally in the election of directors.		or her exceeds the number of votes cast not to remove him or her. New Ashland’s restated articles of incorporation and by-laws provide that in the case of a removal of a director without cause, removal shall require a vote of the holders of at least 80% of the voting power of the then outstanding voting stock of New Ashland, voting together as a single voting group. The New Ashland restated articles of incorporation and by-laws state that “cause” shall mean the willful and continuous failure of a director to substantially perform such director’s duties to New Ashland (other than any failure resulting from incapacity due to physical or mental illness) or the willful engaging by a director in gross misconduct materially and demonstrably injurious to New Ashland. “Voting stock” shall mean shares of capital stock of New Ashland entitled to vote generally in the election of directors.

	ASHLAND	ATB HOLDINGS	NEW ASHLAND	MARATHON
Cumulative Voting	None.	None.	None.	None.

Classes of Directors	So long as the board of directors shall consist of 9 or more members, the board of directors shall be classified into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors constituting the entire board. Each director serves for a three-year term.	The board of directors is not classified.	The board of directors is classified into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors constituting the entire board. One class will be elected for a three-year term at each annual meeting.	The board of directors is divided into three classes. Each class consists, as nearly as possible, of one-third of the whole board. At each annual meeting of Marathon’s stockholders, the term of a different class of its directors will expire. Each director serves for a three-year term.

Vacancies on the Board	Any vacancy occurring on the board may be filled by a majority of the directors then in office, even if less than a quorum, and the director elected to fill such vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until the director’s successor is elected and qualified.	Vacancies in the board of directors, including directorships to be filled by reason of an increase in the number of directors, shall be filled by appointment made by a majority of the directors then in office.	Any vacancy occurring on the board may be filled by a majority of the directors then in office, even if less than a quorum, and the director elected to fill such vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until the director’s successor is elected and qualified.	Any vacancy in the board of directors shall be filled by a successor elected by a majority of the directors then in office, even if less than a quorum. The successor shall serve for the unexpired term of the director being replaced and until the election of a successor.

Board Quorum and Vote Requirements	A majority of the entire board of directors constitutes a quorum. The affirmative vote of a majority of directors present at a meeting at which there is a quorum constitutes action by the board of directors.	A majority of the entire board of directors shall constitute a quorum for all purposes and at all meetings. The affirmative vote of a majority of directors present at a meeting at which there is a quorum constitutes action by the board of directors.	A majority of the entire board of directors constitutes a quorum. The affirmative vote of a majority of directors present at a meeting at which there is a quorum constitutes action by the board of directors.	A majority of the total number of directors then in office constitutes a quorum. Matters shall be decided by the affirmative vote of the directors present at a meeting, provided that at least one-third of the directors in office is necessary to pass any resolution.

	ASHLAND	ATB HOLDINGS	NEW ASHLAND	MARATHON
Stockholder Meetings

Annual Meetings	The annual meeting shall be held at the principal office of Ashland on the last Thursday of January at 10:30 a.m., or such other date, time and place is determined by the board of directors and designated in the notice to such annual meeting. Notice must be mailed to shareholders no less than 10 and no more than 60 days prior to the meeting.	The annual meeting shall be held at 10:30 a.m. on the last Thursday of January, or if such day is a legal holiday then at the same hour on the next Thursday that is not a legal holiday. The board directors may fix the place of the meeting within or without the state of Delaware. At least 10 days but not more than 60 days prior to the annual meeting of stockholders, written notice of the time and place of such meeting shall be delivered personally or by mail to each stockholder entitled to vote at such meeting.	The annual meeting shall be held at the principal office of New Ashland on the last Thursday of January at 10:30 a.m., or such other date, time and place is determined by the board of directors and designated in the notice to such annual meeting. Notice must be mailed to shareholders no less than 10 and no more than 60 days prior to the meeting.	Unless changed by the board of directors, the annual meeting shall be held at the office of Marathon’s registered agent in the State of Delaware at 2:00 p.m. on the last Wednesday in April, unless that day is a legal holiday, in which case the meeting will be held the next Wednesday that is not a holiday. The board may change the time and place of the meeting if all legal requirements are met. Notice of the meeting must be mailed to stockholders at least 10 and no more than 60 days before the meeting.

Special Meetings	A special meeting may be called by a majority of the members of the board, the chairman of the board or the president. A special meeting may also be called by the secretary on the written request of the holders of not less than 1/3 of all the shares entitled to vote at such meeting.	A special meeting of the stockholders may be called at any time by the chairman of the board of directors, by the president, or by a majority of the board of directors.	A special meeting may be called by a majority of the members of the board, the chairman of the board or the president. A special meeting may also be called by the secretary on the written request of the holders of not less than 1/3 of all the shares entitled to vote at such meeting.	A special meeting of stockholders may be called only by the board of directors.

	ASHLAND	ATB HOLDINGS	NEW ASHLAND	MARATHON
Quorum Requirements	A majority of the shares of Ashland issued and outstanding and entitled to vote at the meeting must be present in person or by proxy to constitute a quorum.	At any meeting of the stockholders, the holders of a majority of the issued and outstanding stock entitled to vote at such meeting, present in person, or represented by proxy, shall constitute a quorum for all purposes.	A majority of the shares of New Ashland issued and outstanding and entitled to vote at the meeting must be present in person or by proxy to constitute a quorum.	One-third of the voting power of the outstanding shares of stock entitled to vote generally at the meeting must be present in person or represented by proxy to constitute a quorum, unless a larger number is required by law.

Action by Written Consent	Any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting, and without prior notice (except as noted below), if one or more written consents describing the action taken is signed by all of the shareholders entitled to vote on the action. Prior notice of the action to nonvoting shareholders is required if otherwise required by the Kentucky Business Corporation Act.	Any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted.	Any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting, and without prior notice (except as noted below), if one or more written consents describing the action taken is signed by all of the shareholders entitled to vote on the action. Prior notice of the action to nonvoting shareholders is required if otherwise required by the Kentucky Business Corporation Act.	Any action required to be taken at any annual or special meeting of the stockholders, or any action that may be taken at any such meeting or otherwise, may not be taken without a meeting, prior notice and a vote, and stockholders may not act by written consent.

Notice Requirements for Stockholder Nominations and Other Proposals	In general, to bring a matter before an annual meeting or to nominate a candidate for director, a shareholder must give written notice to the secretary of the proposed matter or nomination not	No rights to stockholder nominations or proposals are provided for in the certificate of incorporation or by-laws.	In general, to bring a matter before an annual meeting or to nominate a candidate for director, a shareholder must give written notice to the secretary of the proposed matter or nomination not	In general, to bring a matter before an annual meeting or to nominate a candidate for director, a stockholder must give notice of the proposed matter or nomination no earlier than 75 days

	ASHLAND	ATB HOLDINGS	NEW ASHLAND	MARATHON
Notice Requirements for Stockholder Nominations and Other Proposals (Continued)	later than 90 days in advance of such meeting. If the annual meeting of shareholders is held earlier than the last Thursday in January, the notice must be given within 10 days after the first public disclosure of the date of the annual meeting.		later than 90 days in advance of such meeting. If the annual meeting of shareholders is held earlier than the last Thursday in January, the notice must be given within 10 days after the first public disclosure of the date of the annual meeting.	and no later than 45 days before the first anniversary of the date on which the company first mailed its proxy materials for the preceding year’s annual meeting. However, if the date of the annual meeting is more than 30 days before or after the date of the preceding year’s annual meeting, the notice must be delivered by the later of the 90th day before the annual meeting or the 10th day following the day on which the meeting date is publicly announced.

Certificate Takeover Restrictions	Ashland’s third restated articles of incorporation requires that certain business combinations (including, among others, mergers and consolidations and sales, leases and exchanges of substantially all of Ashland’s assets) involving a person or entity that beneficially owns 10% or more of the outstanding shares of Ashland voting stock or an affiliate of that person or entity, which we refer to as an interested	None.	New Ashland’s restated articles of incorporation will require that certain business combinations (including, among others, mergers and consolidations and sales, leases and exchanges of substantially all of New Ashland’s assets) involving a person or entity that beneficially owns 10% or more of the outstanding shares of New Ashland voting stock or an affiliate of that person or entity, which we refer to as an interested	Marathon is subject to Section 203 of the Delaware General Corporation Law, which prevents an “interested stockholder,” generally defined as a person owning 15% or more of a Delaware corporation’s outstanding voting stock or any affiliate or associate of that person, from engaging in “business combinations” with the corporation for three years following the date that person became

	ASHLAND	ATB HOLDINGS	NEW ASHLAND	MARATHON
Certificate Takeover Restrictions (Continued)

shareholder, or with any other corporation, whether or not itself an interested shareholder, which is, or after a merger or consolidation would be, an affiliate of an interested shareholder who was an interested shareholder prior to the transaction, must be approved by (1) at least 80% of the votes entitled to be cast by the voting stock and (2) 66 2/3% of the voting power of the then outstanding voting stock other than voting stock owned by the interested shareholder. These supermajority provisions do not apply if:

-  a majority of the directors who are unaffiliated with the interested shareholder and who were in office before the interested shareholder became an interested shareholder (or were recommended or elected by a majority of such directors) approve the transaction; or

shareholder, or with any other corporation, whether or not itself an interested shareholder, which is, or after a merger or consolidation would be, an affiliate of an interested shareholder who was an interested shareholder prior to the transaction, must be approved by (1) at least 80% of the votes entitled to be cast by the voting stock and (2) 66 2/3% of the voting power of the then outstanding voting stock other than voting stock owned by the interested shareholder. These supermajority provisions will not apply if:

-  a majority of the directors who are unaffiliated with the interested shareholder and who were in office before the interested shareholder became an interested shareholder (or were recommended or elected by a majority of such directors) approve the transaction; or

an interested stockholder unless:

-  before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which that person became an interested stockholder or approved the business combination;

-  on completion of the transaction that resulted in that person’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than stock held by (1) directors who are also officers of the corporation or (2) any employee stock plan that does not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a

	ASHLAND	ATB HOLDINGS	NEW ASHLAND	MARATHON

Certificate Takeover Restrictions (Continued)	- the shareholders in the business combination receive a “fair price” based on market value and/or prices previously paid by the interested shareholder, as measured on certain designated dates.

-  the shareholders in the business combination receive a “fair price” based on market value and/or prices previously paid by the interested shareholder, as measured on certain designated dates.

New Ashland’s restated articles of incorporation will also make applicable the Kentucky business combinations statutes which currently apply to Ashland.

tender or exchange offer; or

-  following the transaction in which that person became an interested stockholder, both the board of directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by that person approve the business combination.

These restrictions do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if a

	ASHLAND	ATB HOLDINGS	NEW ASHLAND	MARATHON
Certificate Takeover Restrictions (Continued)				majority of the directors who were directors prior to any person’s becoming an interested stockholder during the previous three years, or were recommended for election or elected to succeed those directors by a majority of those directors, approve or do not oppose that extraordinary transaction.

Votes Per Share	Each share is entitled to one vote.	Each share is entitled to one vote.	Each share is entitled to one vote.	Each share is entitled to one vote.

Amendment to Organizational Documents

Articles/Certificate of Incorporation

Amendments generally must be recommended by the board of directors and approved by a majority of the votes cast on the amendment and, if applicable, by a majority of the outstanding stock of each class or series entitled to vote on the amendment as a class or series.

If any shares of preferred stock are outstanding, the affirmative vote or consent of the holders of at least 66 2/3% of the number of shares of preferred stock

Amendments generally must be approved by the board of directors and by a majority of the outstanding stock entitled to vote on the amendment, and if applicable, by a majority of the outstanding stock of each class or series entitled to vote on the amendment as a class or series.

Amendments generally must be recommended by the board of directors and approved by a majority of the votes cast on the amendment and, if applicable, by a majority of the outstanding stock of each class or series entitled to vote on the amendment as a class or series.

If any shares of preferred stock are outstanding, the affirmative vote or consent of the holders of at least 66 2/3% of the number of shares of preferred stock

Amendments generally must be approved by the board of directors and by a majority of the outstanding stock entitled to vote on the amendment and, if applicable, by a majority of the outstanding stock of each class or series entitled to vote on the amendment as a class or series.

The consent of holders of 66 2/3% of all of the shares of Series A Junior Preferred Stock outstanding, voting separately as a class, is necessary to change any of the

	ASHLAND	ATB HOLDINGS	NEW ASHLAND	MARATHON
Articles/Certificate of Incorporation (Continued)

outstanding at the time, voting as a class without regard to series, is required to alter or change any of the provisions of the articles in a way that adversely affects the relative rights and preferences of the preferred stock.

Additionally, the affirmative vote or consent of the holders of at least 66 2/3% of the number of shares of any series of preferred stock outstanding at the time, voting separately as a series, is required to alter or change any of the provisions of the articles in a way that adversely affects the relative rights and preferences of such series of preferred stock. No such amendment passed by the Series A Preferred Stock shareholders will apply to any holder of Series A Preferred Stock originally issued upon exercise of a right after such approval without the approval of the holder of such Series A Preferred Stock.

outstanding at the time, voting as a class without regard to series, is required to alter or change any of the provisions of the articles in a way that adversely affects the relative rights and preferences of the preferred stock.

Additionally, the

affirmative vote or consent of the holders of at least 66 2/3% of the number of shares of any series of preferred stock outstanding at the time, voting separately as a series, is required to alter or change any of the provisions of the articles in a way that adversely affects the relative rights and preferences of such series of preferred stock. No such amendment passed by the Series A Preferred Stock shareholders will apply to any holder of Series A Preferred Stock originally issued upon exercise of a right after such approval without the approval of the holder of such Series A Preferred Stock.

provisions in Marathon’s restated certificate of incorporation so as to adversely affect the powers, preferences or rights of the Series A Junior Preferred Stock.

	ASHLAND	ATB HOLDINGS	NEW ASHLAND	MARATHON
Articles/Certificate of Incorporation (Continued)

The affirmative vote of shares representing not less than 80% of the votes entitled to be cast by the voting stock is required to alter, amend or adopt any provision inconsistent with or repeal the provisions that (1) outline this 80% voting requirement (Article IX) (2) outline the board size, election and removal requirements (Article VI) and (3) outline the procedures for adopting, amending, altering or repealing the by-laws (Article VII).

The affirmative vote of shares representing (1) not less than 80% of the votes entitled to be cast by the voting stock voting together as a single class and (2) not less than 66 2/3% of the votes entitled to be cast by the voting stock not beneficially owned, directly or indirectly, by any interested shareholder is required to amend, repeal, or adopt any provisions inconsistent with

The affirmative vote of shares representing not less than 80% of the votes entitled to be cast by the voting stock is required to alter, amend or adopt any provision inconsistent with or repeal the provisions that (1) outline this 80% voting requirement (Article IX) (2) outline the board size, election and removal requirements (Article VI) and (3) outline the procedures for adopting, amending, altering or repealing the by-laws (Article VII).

The affirmative vote of shares representing (1) not less than 80% of the votes entitled to be cast by the voting stock voting together as a single class and (2) not less than 66 2/3% of the votes entitled to be cast by the voting stock not beneficially owned, directly or indirectly, by any interested shareholder is required to amend, repeal, or adopt any provisions inconsistent with

	ASHLAND	ATB HOLDINGS	NEW ASHLAND	MARATHON
Articles/Certificate of Incorporation (Continued)	the provisions restricting certain business combinations with interested shareholders, as described in this chart under “Certificate Takeover Restrictions.”		the provisions restricting certain business combinations with interested shareholders, as described in this chart under “Certificate Takeover Restrictions.”

By-laws

Ashland’s board of directors may adopt by-laws concerning the conduct of the affairs of the company and the conduct of, and matters considered at, meetings of shareholders, including special meetings. The board may also alter, amend or repeal the by-laws.

However, the by-laws may be altered, amended or repealed only with the affirmative vote of the holders of at least 80% of the voting power of Ashland’s then outstanding voting stock, voting as a single class.

ATB Holdings’ board of directors is expressly authorized to adopt, alter, amend or repeal the by-laws of the corporation.

The by-laws may be amended, altered, changed, added to or repealed at any annual meeting of stockholders, without advance notice, or at any special meeting of the stockholders if notice is contained in the notice of the special meeting or by the board of directors at any regular or special meeting of the board of directors if notice is contained in the notice of such meeting of the board. Provided, however, that action taken by the stockholders intended to supersede action taken by the board in making, amending, altering, changing, adding to

New Ashland’s board of directors may adopt by-laws concerning the conduct of the affairs of the company and the conduct of, and matters considered at, meetings of shareholders, including special meetings. The board may also alter, amend or repeal the by-laws.

However, the by-laws may be altered, amended or repealed only with the affirmative vote of the holders of at least 80% of the voting power of New Ashland’s then outstanding voting stock, voting as a single class.

Marathon’s board of directors may adopt, amend and repeal the company’s by-laws at any regular or special meeting of the board of directors by a vote of two-thirds of the directors then in office, provided the notice of intention to adopt, amend or repeal the by-laws has been included in the notice of that meeting.

	ASHLAND	ATB HOLDINGS	NEW ASHLAND	MARATHON
By-laws (Continued)		or repealing any by-laws shall supersede prior action of the board to the extent indicated in the statement, if any, of the stockholders accompanying such action of the stockholders.

Exculpation and Indemnification of Directors, Officers and Employees

Exculpation

The third restated articles of incorporation of Ashland include provisions eliminating the personal liability to Ashland and its shareholders of directors for monetary damages for any breach of their duties as directors to the extent permitted under Kentucky law.

The above provisions protect Ashland directors against personal liability for monetary damages related to breaches of their fiduciary duty of care. None of the above provisions eliminates the director’s duty of care. However, under Kentucky

A director shall not be personally liable to ATB Holdings for monetary damages for breach of fiduciary duty as a director, except for liability:

-  for any breach of the director’s duty of loyalty to ATB Holdings or its stockholders;

-  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

-  for unlawful payment of dividends under Section 174 of the Delaware General Corporation Law; or

The restated articles of incorporation of New Ashland include provisions eliminating the personal liability to New Ashland and its shareholders of directors for monetary damages for any breach of their duties as directors to the extent permitted under Kentucky law.

The above provisions protect New Ashland directors against personal liability for monetary damages related to breaches of their fiduciary duty of care. None of the above provisions eliminates the director’s duty of care. However, under Kentucky law, a director’s

Marathon’s restated certificate of incorporation includes provisions eliminating the personal liability of directors for monetary damages for breach of any fiduciary duty as a director to the extent permitted under Delaware law.

The above provisions protect Marathon directors against personal liability for monetary damages related to breaches of their fiduciary duty of care. None of the above provisions eliminates the director’s duty of care nor has any effect on the availability of equitable remedies, such as an

	ASHLAND	ATB HOLDINGS	NEW ASHLAND	MARATHON
Exculpation (Continued)

law, a director’s actions cannot be the basis for monetary damages or injunctive relief unless

-  the director did not discharge his or her duties in good faith, on an informed basis and in a manner honestly believed to be in the best interests of the corporation and

-  the director’s conduct constituted wilful misconduct or wanton or reckless disregard for the best interests of the corporation and its shareholders.

-  for any transaction from which the director derived an improper personal benefit.

The above provisions protect ATB Holdings directors against personal liability for monetary damages related to breaches of their fiduciary duty of care. None of the above provisions eliminates the director’s duty of care nor has any effect on the availability of equitable remedies, such as an injunction or rescission, based upon a director’s breach of his or her duty of care.

actions cannot be the basis for monetary damages or injunctive relief unless

-  the director did not discharge his or her duties in good faith, on an informed basis and in a manner honestly believed to be in the best interests of the corporation and

-  the director’s conduct constituted wilful misconduct or wanton or reckless disregard for the best interests of the corporation and its shareholders.

injunction or rescission, based upon a director’s breach of his or her duty of care.

Indemnification	In general, the third restated articles of incorporation and by-laws provide for indemnification of any individual who was or is a party to any threatened, pending or completed claim, action, suit or proceeding by reason of his or her status as a director, officer or employee of Ashland or of another entity at Ashland’s request against any expenses, judgments, fines or

In general, the certificate of incorporation provides for indemnification, to the fullest extent permitted by Delaware law, for each individual who is a party to, or otherwise involved in, any proceeding because of his or her status as a director, officer or agent of ATB Holdings.

Under Delaware law, ATB Holdings may advance

			In general, the restated articles of incorporation and by-laws provide for indemnification of any individual who was or is a party to any threatened, pending or completed claim, action, suit or proceeding by reason of his or her status as a director, officer or employee of New Ashland or of another entity at New Ashland’s request against any expenses, judgments, fines or	In general, the by-laws provide that Marathon shall indemnify any person who was or is made or threatened to be made a party or is involved in a proceeding by reason of the fact that he, or a person for whom he is the legal representative, is or was a director, officer, employee or agent of Marathon or is or was serving at the request of Marathon as a director, officer,

	ASHLAND	ATB HOLDINGS	NEW ASHLAND	MARATHON

Indemnification (Continued)	settlements reasonably incurred if the individual: - has been successful on the merits or otherwise with respect to such claim, action, suit or proceeding; or	expenses to a director, officer or agent upon receipt of an undertaking to repay the advanced amount if it is ultimately determined that the individual is not entitled to indemnification.	settlements reasonably incurred if the individual: - has been successful on the merits or otherwise with respect to such claim, action, suit or proceeding; or

employee or agent of another entity against all expenses, liability and loss reasonably incurred by such person.

Marathon will advance expenses reasonably incurred

by an indemnitee in connection with a proceeding, but the indemnitee must repay the advance if it is ultimately determined that the indemnitee is not entitled to indemnification.

-  acted in good faith, in what the person reasonably believed to be the best interests of Ashland or such other entity, as the case may be, and in addition, in any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful.

Ashland shall advance expenses to a director, officer or employee, but the individual shall be obligated to repay the advances if it is ultimately determined that the individual is not entitled to indemnification. Ashland may require the director, officer or employee to sign a written instrument acknowledging such obligation to repay expenses as a condition to advance the

-  acted in good faith, in what the person reasonably believed to be the best interests of New Ashland or such other entity, as the case may be, and in addition, in any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful.

New Ashland shall advance expenses to a director, officer or employee, but the individual shall be obligated to repay the advances if it is ultimately determined that the individual is not entitled to indemnification. New Ashland may require the director, officer or employee to sign a written instrument acknowledging such obligation to repay expenses as a condition to advance the

	ASHLAND	ATB HOLDINGS	NEW ASHLAND	MARATHON
Indemnification (Continued)	expenses. Ashland may also refuse to advance expenses or discontinue advancing expenses if it is determined by Ashland, in its sole and exclusive discretion, not to be in the best interest of Ashland.		expenses. New Ashland may also refuse to advance expenses or discontinue advancing expenses if it is determined by New Ashland, in its sole and exclusive discretion, not to be in the best interest of New Ashland.

Dividends	The holders of common stock are entitled to receive dividends when, as and if declared by the board of directors, out of funds legally available for their payment subject to the rights of holders of preferred stock.	The holders of common stock are entitled to receive dividends when, as and if declared by the board of directors, out of funds legally available for their payment subject to the rights of holders of preferred stock.	The holders of common stock are entitled to receive dividends when, as and if declared by the board of directors, out of funds legally available for their payment subject to the rights of holders of preferred stock.	The directors may declare dividends as they deem advisable and proper, subject to the rights of the holders of preferred stock and other restrictions imposed by law. Any dividends declared will be paid to the stockholders at a time fixed by the directors.

Liquidation	In the event of Ashland’s voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock are entitled to share equally in any of its assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.	In the event of ATB Holdings’ voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock are entitled to share equally in any of its assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.	In the event of New Ashland’s voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock are entitled to share equally in any of its assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.	If Marathon liquidates or dissolves its business, the holders of common stock will share ratably in all assets available for distribution to stockholders after Marathon’s creditors are paid in full and the holders of all series of its outstanding preferred stock, if any, receive their liquidation preferences in full.

Preemptive Rights	None.	None.	None.	None.

LIABILITY AND INDEMNIFICATION OF DIRECTORS

Ashland and New Ashland

Kentucky law authorizes Kentucky corporations to limit or eliminate the personal liability of their directors to them and their shareholders for monetary damages for breach of the directors’ duties as directors except for the liability of a director for:

•	any transaction in which the director’s personal financial interest is in conflict with the financial interests of the corporation or its shareholders;

•	acts or omissions not in good faith or which involve intentional misconduct or are known to the director to be a violation of law;

•	unlawful payments of dividends or purchases or redemptions of common stock; or

•	any transaction from which the director derived an improper personal benefit.

Kentucky law requires a director, when discharging his or her duties as a director, to act in good faith, on an informed basis, and in a manner the director honestly believes to be in the best interests of the corporation. Absent the limitations Kentucky law authorizes, a director of a Kentucky corporation who breaches or fails to perform his or her duties in compliance with this standard is accountable to the corporation and its shareholders for monetary damages to the extent the person bringing the action proves by clear and convincing evidence that the director’s conduct constituted wilful misconduct or wanton or reckless disregard for the best interests of the corporation and its shareholders, and proves that the director’s breach or failure to perform was the legal cause of damages suffered by the corporation.

Ashland. The third restated articles of incorporation of Ashland limit the liability of the members of its board of directors by providing that no director will be personally liable to Ashland or its shareholders for monetary damages for any breach of the director’s fiduciary duty as a director, except for liability that cannot be eliminated under the Kentucky Business Corporation Act as described above. This provision could have the effect of reducing the likelihood of derivative litigation against Ashland’s directors and may discourage or deter Ashland’s shareholders or management from bringing a lawsuit against Ashland’s directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Ashland and its shareholders.

Sections 271B.8-500 through 580 of the Kentucky Business Corporation Act provide for indemnification of directors, officers, employees and agents of Kentucky corporations, subject to certain limitations. Ashland’s third restated articles of incorporation allow Ashland to indemnify to the fullest extent permitted by law any person who is made party to a proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of Ashland.

Ashland has entered into indemnification contracts with each of its directors that require indemnification to the fullest extent permitted by law, subject to certain exceptions and limitations.

Ashland has purchased insurance which insures (subject to certain terms and conditions, exclusions and deductibles) Ashland against certain costs which it might be required to pay by way of indemnification to directors or officers under its articles of incorporation or by-laws, indemnification agreements or otherwise and protects individual directors and officers from certain losses for which they might not be indemnified by Ashland. In addition, Ashland has purchased insurance which provides liability coverage (subject to certain terms and conditions, exclusions and deductibles) for amounts which Ashland or the fiduciaries under their employee benefit plans, which may include its respective directors, officers and employees, might be required to pay as a result of a breach of fiduciary duty.

New Ashland. New Ashland’s articles of incorporation limit the liability of the members of its board of directors by providing that no director will be personally liable to New Ashland or its shareholders for monetary damages for any breach of the director’s fiduciary duty as a director, except for liability that cannot be eliminated under the Kentucky Business Corporation Act, as described above under “Liability and Indemnification of Directors—Ashland.” This provision could have the effect of reducing the likelihood of derivative litigation against New Ashland’s directors and may discourage or deter New Ashland’s shareholders or management from bringing a lawsuit against New Ashland’s directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited New Ashland and its shareholders.

New Ashland’s articles of incorporation allow New Ashland to indemnify to the fullest extent permitted by law any person who is made party to a proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of New Ashland.

New Ashland will enter into indemnification contracts with each of its directors that require indemnification unless prohibited by law.

New Ashland has insurance which insures (subject to certain terms and conditions, exclusions and deductibles) New Ashland against certain costs which it might be required to pay by way of indemnification to directors or officers under its articles of incorporation or by-laws, indemnification agreements or otherwise and protects individual directors and officers from certain losses for which they might not be indemnified by New Ashland. In addition, New Ashland has insurance which provides liability coverage (subject to certain terms and conditions, exclusions and deductibles) for amounts which New Ashland or the fiduciaries under its employee benefit plans, which may include its respective directors, officers and employees, might be required to pay as a result of a breach of fiduciary duty.

ATB Holdings

Delaware law authorizes Delaware corporations to limit or eliminate the personal liability of their directors to them and their stockholders for monetary damages for breach of a director’s fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations Delaware law authorizes, directors of Delaware corporations are accountable to those corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables Delaware corporations to limit available relief to equitable remedies such as injunction or rescission. A director’s liability, however, cannot be eliminated or limited for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or are known to the director to be a violation of law;

•	unlawful payments of dividends or purchases or redemptions of common stock; or

•	any transaction from which the director derived an improper personal benefit.

ATB Holdings’s certificate of incorporation limits the liability of the members of its board of directors by providing that no director will be personally liable to ATB Holdings or its stockholders for monetary damages for any breach of the director’s fiduciary duty as a director, except for liability that cannot be eliminated under the Delaware General Corporation Law as described above. This provision could have the effect of reducing the likelihood of derivative litigation against ATB Holdings’s directors and may discourage or deter ATB Holdings’s stockholders or management from bringing a lawsuit against ATB Holdings’s directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited ATB Holdings and its stockholders.

Delaware law authorizes Delaware corporations to provide for indemnification of directors, officers, employees and agents subject to certain limitations. ATB Holdings’s certificate of incorporation provides for indemnification to the fullest extent permitted by law to any person who is made party to a proceeding by reason of the fact that he or she is or was a director, officer or agent of ATB Holdings.

ATB Holdings has insurance which insures (subject to certain terms and conditions, exclusions and deductibles) ATB Holdings against certain costs which it might be required to pay by way of indemnification to its directors or officers under its certificate of incorporation or by-laws, indemnification agreements or otherwise and protects individual directors and officers from certain losses for which they might not be indemnified by ATB Holdings. In addition, ATB Holdings has insurance which provides liability coverage (subject to certain terms and conditions, exclusions and deductibles) for amounts which ATB Holdings or the fiduciaries under its employee benefit plans, which may include its directors, officers and employees, might be required to pay as a result of a breach of fiduciary duty.

Marathon

Marathon’s restated certificate of incorporation limits the liability of the members of its board of directors by providing that no director will be personally liable to Marathon or its stockholders for monetary damages for any breach of the director’s fiduciary duty as a director, except for liability that cannot be eliminated under the Delaware General Corporation Law, as described above under “Liability and Indemnification of Directors—ATB Holdings.” This provision could have the effect of reducing the likelihood of derivative litigation against Marathon’s directors and may discourage or deter Marathon’s stockholders or management from bringing a lawsuit against Marathon’s directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Marathon and its stockholders. Marathon’s by-laws provide for indemnification and advancement of expenses to the fullest extent permitted by law to any person who is made party to a proceeding by reason of the fact that he or she is or was an officer, director, employee or agent of Marathon or was serving at the request of Marathon as an officer, director, employee or agent of another entity.

Disclosure of SEC Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling ATB Holdings, New Ashland or Marathon pursuant to the foregoing provisions, ATB Holdings, New Ashland and Marathon have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

The validity of the shares of ATB Holdings common stock to be issued in connection with the transactions will be passed upon for ATB Holdings by Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, NY 10019. The validity of the shares of New Ashland common stock to be issued in connection with the transactions will be passed upon for New Ashland by Wyatt, Tarrant & Combs, LLP, 500 West Jefferson Street, Louisville, KY 40202. The validity of the shares of Marathon common stock to be issued in connection with the transactions will be passed upon for Marathon by Baker Botts L.L.P., 910 Louisiana, Houston, TX 77002.

NEW ASHLAND UNAUDITED CONDENSED PRO FORMA FINANCIAL STATEMENTS

The following unaudited condensed pro forma financial statements of New Ashland are based upon the historical financial statements of Ashland and its consolidated subsidiaries, adjusted to give effect to the transactions, as well as the use of a portion of the proceeds to repay substantially all of Ashland’s outstanding debt, purchase certain assets currently under operating leases, and repurchase certain accounts receivable sold under Ashland’s sale of receivables program. The following unaudited condensed pro forma financial statements of New Ashland should be read in conjunction with the related notes and with the historical consolidated financial statements of Ashland and the related notes included in previous filings with the SEC and incorporated by reference into this proxy statement/prospectus. The unaudited condensed pro forma income statements were adjusted to reflect these items as if they occurred at October 1, 2003. The unaudited condensed pro forma balance sheet reflects these items as if they occurred at March 31, 2005. In addition, the pro forma balance sheet reflects the use of $100 million of proceeds from the transactions to fund a contribution to Ashland’s pension plan at March 31, 2005. The pro forma adjustments are based on available information and certain assumptions that Ashland executive management believes are reasonable and are described in the related notes.

The unaudited condensed pro forma financial statements are provided for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if the transactions had occurred on October 1, 2003 or March 31, 2005. For example, these financial statements do not reflect any earnings from the investment of the excess proceeds remaining after the repayment of the various financings and the funding of the pension plan. You should not rely on the unaudited condensed pro forma financial statements as being indicative of the historical operating results that New Ashland would have achieved or any future operating results or financial position that it will experience after the transactions close.

New Ashland and Consolidated Subsidiaries

Unaudited Condensed Pro Forma Consolidated Balance Sheet

March 31, 2005

(In millions except share and per share data)	Historical	(a) Sale of MAP and Other Businesses	(b) Repay Financings and Fund Pension Plan	Pro Forma
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$74	$3,340	$(2,337)	$1,077
Accounts receivable	1,352	2	150	1,504
Allowance for doubtful accounts	(42)	—	—	(42)
Inventories	546	(3)	—	543
Deferred income taxes	95	—	—	95
Other current assets	208	(55)	101	254

	2,233	3,284	(2,086)	3,431
INVESTMENTS AND OTHER ASSETS
Investment in Marathon Ashland Petroleum LLC (MAP)	2,926	(2,926)	—	—
Goodwill	560	—	—	560
Asbestos insurance receivable (noncurrent portion)	381	—	—	381
Deferred income taxes	—	229	(40)	189
Other noncurrent assets	413	—	(5)	408

	4,280	(2,697)	(45)	1,538
PROPERTY, PLANT AND EQUIPMENT
Cost	3,196	(94)	104	3,206
Accumulated depreciation, depletion and amortization	(1,894)	65	—	(1,829)

	1,302	(29)	104	1,377

	$7,815	$558	$(2,027)	$6,346

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Debt due within one year	$726	$—	$(726)	$—
Trade and other payables	1,254	—	(30)	1,224
Income taxes	30	—	—	30

	2,010	—	(756)	1,254
NONCURRENT LIABILITIES
Long-term debt (less current portion)	1,086	—	(1,073)	13
Employee benefit obligations	436	—	(100)	336
Deferred income taxes	264	(264)	—	—
Reserves of captive insurance companies	201	—	—	201
Asbestos litigation reserve (noncurrent portion)	545	—	—	545
Other long-term liabilities and deferred credits	374	—	(1)	373

	2,906	(264)	(1,174)	1,468
COMMON SHAREHOLDERS’ EQUITY	2,899	822	(97)	3,624

	$7,815	$558	$(2,027)	$6,346

Common shares outstanding at March 31, 2005 (in thousands)	72,870			72,870
Book value per common share outstanding	$39.78			$49.73

See Notes to New Ashland Unaudited Condensed Pro Forma Financial Statements.

New Ashland and Consolidated Subsidiaries

Unaudited Condensed Pro Forma Statement of Consolidated Income

Year Ended September 30, 2004

(In millions except share and per share data)	Historical	(c) Sale of MAP and Other Businesses	(d) Repay Financings	Pro Forma
Revenues
Sales and operating revenues	$8,301	$(47)	$—	$8,254
Equity income	432	(405)	—	27
Other income	48	6	—	54

	8,781	(446)	—	8,335
Costs and expenses
Cost of sales and operating expenses	6,948	(34)	(7)	6,907
Selling, general and administrative expenses	1,171	(15)	—	1,156

	8,119	(49)	(7)	8,063

Operating income	662	(397)	7	272
Net interest and other financial costs	(114)	—	114	—

Income from continuing operations before income taxes	548	(397)	121	272
Income taxes	(150)	154	(47)	(43	)(e)

Income from continuing operations	$398	$(243)	$74	$229

Earnings per share from continuing operations
Basic	$5.69			$3.27
Diluted	$5.59			$3.22

Average common shares outstanding (in thousands)
Basic	69,938			69,938
Diluted	71,217			71,217

See Notes to New Ashland Unaudited Condensed Pro Forma Financial Statements.

New Ashland and Consolidated Subsidiaries

Unaudited Condensed Pro Forma Statement of Consolidated Income

Six Months Ended March 31, 2005

(In millions except share and per share data)	Historical	(c) Sale of MAP and Other Businesses	(d) Repay Financings	Pro Forma
Revenues
Sales and operating revenues	$4,239	$(25)	$—	$4,214
Equity income	215	(208)	—	7
Other income	35	(2)	—	33

	4,489	(235)	—	4,254
Costs and expenses
Cost of sales and operating expenses	3,603	(20)	(5)	3,578
Selling, general and administrative expenses	620	(6)	—	614

	4,223	(26)	(5)	4,192

Operating income	266	(209)	5	62
Net interest and other financial costs	(61)	—	59	(2)

Income from continuing operations before income taxes	205	(209)	64	60
Income taxes	(79)	80	(25)	(24)

Income from continuing operations	$126	$(129)	$39	$36

Earnings per share from continuing operations
Basic	$1.75			$0.51
Diluted	$1.72			$0.50

Average common shares outstanding (in thousands)
Basic	72,138			72,138
Diluted	73,467			73,467

See Notes to New Ashland Unaudited Condensed Pro Forma Financial Statements.

NOTES TO NEW ASHLAND UNAUDITED CONDENSED PRO FORMA FINANCIAL STATEMENTS

(a) These adjustments reflect the transfer to Marathon of Ashland’s interest in MAP, as well as the assets of Ashland’s maleic anhydride business and its 60 VIOC centers in Michigan and northwest Ohio in a transaction that values those assets at approximately $3.715 billion, which includes proceeds of approximately $2.8 billion from the partial redemption and the capital contribution and $915 million of Marathon stock that will be issued directly to Ashland shareholders. Approximately one month prior to the date of the partial redemption MAP may make a pro rata cash distribution of some of its distributable cash to Ashland and Marathon in a total amount to be determined shortly before that distribution. In addition, Ashland will receive 38% of MAP’s distributable cash as of the closing of the transactions. As of March 31, 2005, Ashland’s 38% portion of MAP’s distributable cash amounted to $560 million. The $915 million will then be reflected as a dividend on the balance sheet, resulting in a net increase in shareholders’ equity of $725 million. Though the terms of the master agreement specify that the proceeds to Ashland will be a combination of cash and MAP accounts receivable, the approximately $3.340 billion (net of estimated expenses of the transfer yet to be incurred of approximately $20 million) has been reflected as cash in this presentation, due to the undeterminable amount of the split, plus the fact that MAP’s accounts receivable are very short-term in nature. Deferred tax liabilities of $451 million related to the assets to be transferred were also eliminated, with Ashland’s remaining long-term deferred tax assets being reclassified to assets on the balance sheet. The net effect of the transactions is estimated to result in an increase in shareholders’ equity of $725 million. The income statement will reflect an estimated after-tax gain of $1.640 billion, which reflects the inclusion of $915 million of Marathon stock.

(b) These adjustments reflect the use of approximately $2.337 billion of proceeds from the transactions to repurchase substantially all of Ashland’s outstanding debt, purchase certain assets from the lessors under the terms of various operating leases, repurchase $150 million of accounts receivable sold under a sale of receivables program, and make a $100 million contribution to Ashland’s pension plan. The purchase of the leased assets is estimated to result in a $104 million increase in the cost of property, plant and equipment. The repurchase of the debt is estimated to result in a pretax charge of $159 million ($97 million after provision for a 39 percent income tax benefit). This estimate gives effect to the closing of the transactions and the repayment of the debt and assumes market interest rate conditions at March 31, 2005. The actual amount of this pretax charge is subject to change depending on the actual closing date of the transactions and on market interest rate conditions at the time of the closing of the transactions. Estimated current income tax benefits of the debt repayment premium ($62 million) and the pension contribution ($39 million) are reflected as refundable income taxes in other current assets.

(c) These adjustments eliminate the equity income recorded from Ashland’s 38-percent ownership interest in MAP, as well as the operating results of Ashland’s maleic anhydride business and its 60 VIOC centers in Michigan and northwest Ohio that are being transferred to Marathon, as if the transactions occurred as of October 1, 2003. In addition, gains and losses on petroleum crackspread futures that Ashland entered into to economically hedge or enhance its equity earnings and cash distributions from MAP have been eliminated. In addition, fees directly related to the transaction incurred during the respective periods have been eliminated. Finally, the income tax effects recorded for these items (at a rate of approximately 39 percent) have been eliminated.

(d) These adjustments eliminate the interest expense on substantially all of Ashland’s debt that was assumed to be repaid with a portion of the proceeds from the transaction, as if the repayment occurred at October 1, 2003. In addition, $150 million of accounts receivable sold under Ashland’s sale of receivables program were assumed to be repurchased at the same date, eliminating the costs of that program. In addition, assets under various operating leases were assumed to be purchased from the lessors under the terms of those leases. The rent expense recorded on those leases was eliminated and replaced with the depreciation expense that would have been recorded had those assets been purchased at October 1, 2003, and depreciated over their appropriate estimated useful lives (generally ranging from three to 20 years). Finally, the income tax effects of these adjustments (at a rate of approximately 39 percent) have been eliminated.

(e) Ashland’s income tax expense for 2004 included approximately $48 million in tax benefits related to prior years. During the year, Ashland reached resolution with the Internal Revenue Service on several open tax matters from prior years, resulting in a tax benefit of approximately $33 million as a result of the reduction of amounts previously provided as contingent tax liabilities. In addition, Ashland recognized federal income tax benefits associated with a claim for additional research and development tax credits valued at approximately $15 million. Excluding these two items, Ashland’s pro forma tax expense would have amounted to approximately $91 million and the pro forma effective tax rate would have been approximately 33.5%.

MARATHON UNAUDITED CONDENSED PRO FORMA FINANCIAL STATEMENTS

The following unaudited condensed pro forma financial statements of Marathon and related notes have been prepared to give effect to the transactions. Marathon will account for the partial redemption and the acquisition merger as a purchase business combination under generally accepted accounting principles. Under the purchase method of accounting, Marathon will establish a new accounting basis for the assets and liabilities of MAP, to the extent of the 38% of MAP not already owned by Marathon, based on the estimated fair values of those assets and liabilities at the closing date of the transactions. The assets acquired and liabilities assumed of the maleic anhydride business and the 60 VIOC centers, as well as the 4% interest in LOOP LLC and 8.62% interest in LOCAP LLC will be revalued and recorded at their estimated fair values at the closing date.

The following unaudited condensed pro forma balance sheet as of March 31, 2005 gives effect to the transactions as if they had been completed as of March 31, 2005. The following unaudited condensed pro forma statements of income for the year ended December 31, 2004 and the three months ended March 31, 2005 give effect to the transactions as if they had been completed on January 1, 2004.

These unaudited condensed pro forma financial statements reflect a preliminary allocation of purchase price, and are in part based on a preliminary valuation of the assets to be acquired and liabilities to be assumed. The allocation of purchase price is subject to change based on finalization of the fair value of the tangible and intangible assets acquired and liabilities assumed as of the date of closing. The pro forma adjustments are based on available information and certain assumptions that management believes are reasonable and are described in the accompanying notes. The unaudited condensed pro forma financial statements are provided for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if the partial redemption and the acquisition merger had been consummated on January 1, 2004 or March 31, 2005, nor are they necessarily reflective of any future operating results or financial position. The unaudited condensed pro forma financial statements should be read in conjunction with the historical financial statements of Marathon incorporated by reference into this proxy statement/prospectus.

Marathon Oil Corporation

Unaudited Condensed Pro Forma Balance Sheet

March 31, 2005

(Dollars in millions)

	Historical	Pro Forma Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$3,191	$(584	) (a)	$2,607
Receivables	3,210	(876 9	) (a) (b)	2,343
Inventories	2,273	859 3	(c) (b)	3,135
Other current assets	308	2	(b)	310

Total current assets	8,982	(587)		8,395
Investments and long-term receivables	2,121	158	(d)	2,279
Property, plant and equipment, net	12,019	641 80	(e) (b)	12,740
Prepaid pensions	119	—		119
Goodwill and intangibles	358	(8 1,097	) (f) (g)	1,447
Other noncurrent assets	115	—		115

Total assets	$23,714	$1,381		$25,095

Liabilities and Stockholder’s Equity
Current liabilities:
Notes payable	$—	$1,900	(h)	$1,900
Accounts payable	4,416	10	(i)	4,426
Other current liabilities	777	11	(j)	788
Long-term debt due within one year	17	—		17

Total current liabilities	5,210	1,921		7,131
Long-term debt	4,032	—		4,032
Deferred income taxes	1,534	12 954	(b) (k)	2,500
Employee benefits obligations	1,030	208	(f)	1,241
		3	(b)
Deferred credits and other liabilities	728	—		728

Total liabilities	12,534	3,098		15,632
Minority interest in MAP	2,632	(2,632	) (l)	—
Minority interest in Equatorial Guinea LNG Holdings Limited	171	—		171
Stockholders’ Equity	8,377	915	(m)	9,292

Total liabilities and stockholders equity	$23,714	$1,381		$25,095

Common shares outstanding at December 31, 2004 (in thousands)	347,721			367,305
Book value per common share outstanding	$24.09			$25.30

See Notes to Marathon Unaudited Condensed Pro Forma Financial Statements.

Marathon Oil Corporation

Unaudited Condensed Pro Forma Statement of Income

Year Ended December 31, 2004

(Dollars in millions, except per share)

	Historical	Pro Forma Adjustments		Pro Forma
Revenues and other income
Sales and other operating revenues (including consumer excise taxes)	$49,598	$85	(n)	$49,683
Income from equity method investments	170	(8	)(o)	162
Net gains on disposal of assets	36	—		36
Gain on ownership change in Marathon Ashland Petroleum LLC	2	(2	)(p)	—
Other income	101	—		101

Total revenues and other income	49,907	75		49,982

Costs and expenses
Cost of revenues (excludes items shown below)	39,992	71	(n)	40,063
Consumer excise taxes	4,463	—		4,463
Depreciation, depletion and amortization	1,217	6 31	(n) (q)	1,254
Selling, general and administrative expenses	1,025	5 (8	(n) )(r)	1,022
Other taxes	338	—		338
Exploration expenses	202	—		202

Total costs and expenses	47,237	105		47,342

Income from operations	2,670	(30)		2,640
Net interest and other financing costs	161	33	(s)	194
Minority interest in income of Marathon Ashland Petroleum LLC	532	(532	)(p)	—
Minority interest in loss of Equatorial Guinea LNG Holdings Limited	(7)	—		(7)

Income before income taxes	1,984	469		2,453
Provision for income taxes	727	178	(t)	905

Income from continuing operations	$1,257	$291		$1,548

Income from continuing operations per share:
Basic	$3.74			$4.23
Diluted	3.72			4.21
Average Shares outstanding (in thousands):
Basic	336,485			365,880	(u)
Diluted	338,253			367,648	(u)

See Notes to Marathon Unaudited Condensed Pro Forma Financial Statements.

Marathon Oil Corporation Unaudited Condensed Pro Forma Statement of Income Three Months Ended March 31, 2005 (Dollars in millions, except per share)

	Historical	Pro Forma Adjustments		Pro Forma
Revenues and other income
Sales and other operating revenues (including consumer excise taxes)	$12,932	$25	(n)	$12,957
Income from equity method investments	40	(2	)(o)	38
Net gains on disposal of assets	11	—		11
Other income	27	—		27

Total revenues and other income	13,010	23		13,033

Costs and expenses
Cost of revenues (excludes items shown below)	10,580	22	(n)	10,602
Consumer excise taxes	1,084	—		1,084
Depreciation, depletion and amortization	323	1 8	(n) (q)	332
Selling, general and administrative expenses	260	1 (3	(n) )(r)	258
Other taxes	105	—		105
Exploration expenses	34	—		34

Total costs and expenses	12,386	29		12,415

Income from operations	624	(6)		618
Net interest and other financing costs	32	8	(s)	40
Minority interest in income of Marathon Ashland Petroleum LLC	70	(70	)(p)	—
Minority interest in loss of Equatorial Guinea LNG Holdings Limited	(1)	—		(1)

Income before income taxes	523	56		579
Provision for income taxes	199	21	(t)	220

Income from continuing operations	$324	$35		$359

Income from continuing operations per share:
Basic	$0.94			$0.96
Diluted	0.93			0.95
Average Shares outstanding (in thousands):
Basic	346,006			375,401	(u)
Diluted	348,645			378,040	(u)

See Notes to Marathon Unaudited Condensed Pro Forma Financial Statements.

Marathon Oil Corporation

NOTES TO MARATHON UNAUDITED CONDENSED PRO FORMA FINANCIAL STATEMENTS

Total Consideration

These unaudited condensed pro forma financial statements reflect a preliminary allocation of purchase price which is subject to change based on finalization of the fair values of the tangible and intangible assets acquired and liabilities assumed as of the date of closing. The total consideration, including liabilities assumed, which is allocated in the pro forma financial statements is as follows (in millions):

Cash and MAP accounts receivable	$1,460
Marathon common stock	915
Assumption of debt	1,900
Assumption of other liabilities	3
Income tax indemnification payable to Ashland (1)	11
Estimated transaction costs	10

Total consideration	$4,299

(1)	Marathon has agreed to indemnify a portion of Ashland’s tax liability arising from the transactions. A tax under Section 355(e) of the Internal Revenue Code will be imposed if, as of the date of the closing of the transactions, the fair market value of the New Ashland common stock exceeds Ashland’s tax basis in the New Ashland common stock. That tax basis cannot be determined with precision at this time because it depends, among other things, on the amount of taxable income Ashland generates before the closing of the transactions. In addition, under the closing agreement with the Internal Revenue Service the tax basis of the New Ashland common stock will be reduced by reason of the assumption by New Ashland of certain contingent liabilities of Ashland. Ashland estimates that, based on the number of shares of Ashland common stock outstanding as of March 31, 2005, the basis reduction required by the closing agreement for those contingent liabilities will be approximately $2.34 per share of New Ashland common stock (comprised of $1.29 per share specified in the closing agreement for certain contingent liabilities plus approximately $1.05 per share estimated by Ashland based on the methodology and discount rate specified in the closing agreement for other contingent liabilities). Based on current estimates (including estimates of the basis reduction required by the closing agreement) and the number of shares of Ashland common stock outstanding as of March 31, 2005, Ashland estimates that the tax basis of the New Ashland common stock will be approximately $54.94 per share on the closing date. If on the closing date the value of a share of New Ashland stock exceeds its tax basis of approximately $54.94 (which would correspond to a value of approximately $67.50 per share of Ashland common stock, comprised of approximately $54.94 of New Ashland common stock and approximately $12.56 of Marathon common stock), a tax will be imposed under Section 355(e). The Section 355(e) tax will generally equal such excess multiplied by Ashland’s regular statutory corporate income tax rate. The amount, if any, of tax that ultimately will be imposed under Section 355(e) cannot be estimated at this time because it depends on the value of a share of New Ashland common stock on the closing date. Under the tax matters agreement among the parties, Marathon will bear the first portion of the Section 355(e) tax, if any, up to $200 million (which may be increased under certain circumstances), New Ashland will bear the next $175 million of any Section 355(e) tax, and New Ashland and Marathon will each bear 50% of any remaining Section 355(e) tax. The parties’ allocation of responsibility for the Section 355(e) tax should not be viewed as an expression of their expectations regarding the amount of that tax. As of March 31, 2005, based on Ashland’s estimated tax basis, the number of Ashland shares outstanding and the closing price of Ashland’s stock, the Section 355(e) tax liability would have been approximately $11 million. Accordingly, these pro forma financial statements reflect a tax indemnification liability of $11 million.

The excess of the purchase price over the fair value of net assets acquired has been classified as goodwill. In addition, Marathon will assume certain contingent liabilities related to Ashland’s liabilities under certain existing environmental indemnification obligations related to MAP in excess of $50 million.

Pro Forma Adjustments

The following adjustments were made to the unaudited condensed pro forma financial statements:

(a)	Represents the effects of the redemption by MAP of a portion of Ashland’s 38% ownership interest. The redemption price of approximately $900 million plus an amount equal to 38% of the cash accumulated by MAP from its operations as of the closing of the transactions is payable in a combination of cash and MAP accounts receivable. The total distribution as of March 31, 2005 is assumed to be $1,460 million, representing a redemption price of $900 million plus $560 million, which is 38% of MAP’s distributable cash as of March 31, 2005. The exact mix of cash and accounts receivable to be distributed has not yet been determined, but it is currently estimated to be 40% cash and 60% accounts receivable.
(b)	Represents the adjustment to record the estimated fair values of the assets acquired and liabilities assumed related to the maleic anhydride business and the VIOC centers to be acquired in the transactions.
(c)	Represents the adjustment to record MAP inventories at estimated fair values, to the extent of the 38% of MAP not already owned by Marathon.
(d)	Represents the adjustment to record MAP’s investments and long-term receivables at estimated fair values, to the extent of the 38% not already owned by Marathon.
(e)	Represents the adjustment to record MAP property, plant and equipment at estimated fair values, to the extent of the 38% of MAP not already owned by Marathon.
(f)	Represents the adjustments to recognize the fair value of pension and postretirement liabilities of MAP and the elimination of the related intangible asset, to the extent of the 38% of MAP not already owned by Marathon.
(g)	Represents the adjustment to record identifiable intangibles to the extent of the 38% of MAP not already owned by Marathon and the excess of purchase price over the estimated fair value of net assets acquired. Management believes that the significant identifiable intangibles will be related to trademarks most of which are anticipated to have indefinite lives or significantly long lives.
(h)	Represents the debt to be assumed by Marathon in the transactions.
(i)	Represents estimated transaction costs to be incurred which will be allocated as part of the total purchase price to the fair values of assets acquired and liabilities assumed.
(j)	Represents the estimated Section 355(e) tax liability based on Ashland’s estimated tax basis, the number of Ashland shares outstanding and the closing price of Ashland’s stock as of March 31, 2005.
(k)	Represents deferred income taxes at a tax rate of 38% resulting from book and tax basis differences related to the fair values of assets acquired and liabilities assumed.
(l)	Represents the adjustment to eliminate the minority interest in MAP.
(m)	Represents the adjustment to record the $915 million in Marathon stock that will be issued to Ashland shareholders in the transactions.
(n)	Represents the historical revenues, cost of revenues and selling, general and administrative expenses for the maleic anhydride business and the VIOC centers for the twelve months ended December 31, 2004 and the three months ended March 31, 2005, and the estimated additional depreciation expense on the increased basis of the property, plant and equipment of the maleic anhydride business and the VIOC centers, generally depreciated on a straight-line basis over an average useful life of 15 years.
(o)	Represents the estimated additional amortization related to the basis difference between new carrying value of MAP’s equity method investments and the underlying net assets of investees.
(p)	Represents the adjustment to eliminate the gain on ownership change in MAP and the minority interest in income of MAP, which will no longer be recorded when MAP becomes a wholly owned subsidiary of Marathon.
(q)	Represents the estimated additional depreciation expense on the increased basis of MAP’s property, plant and equipment generally depreciated on a straight line basis over a weighted average useful life of 17 years.
(r)	Represents the elimination of the amortization expense related to the previously unrecorded pension and postretirement losses which will be recognized in purchase accounting.

(s)	Represents the interest expense on the debt to be assumed by Marathon in the transactions. For the purposes of these pro forma financial statements, Marathon has assumed the debt will be financed at an annual rate of 1.75%. However, Marathon intends to arrange this debt as a bank intra-day borrowing in which case minimal interest expense would be incurred.
(t)	Represents the tax effect at the statutory federal and weighted average state rate of 38% of all pro forma income statement adjustments.
(u)	Represents the pro forma weighted average shares outstanding assuming the closing of the transactions and issuance of $915 million of Marathon stock to Ashland shareholders as of January 1, 2004. The number of shares to be issued will be based on the average of the closing sale prices for Marathon common stock for each of the 20 consecutive trading days ending with the third complete trading day prior to the closing date (the “Fair Market Value”). Incremental effects of a hypothetical $1 decrease in the average closing sale price for Marathon common stock would result in an increase in the number of shares issued of approximately 980 thousand. A calculation of the additional shares assumed to be outstanding is shown below:

Total issuance	$915 million
Fair Market Value of Marathon common stock	$31.13
Number of shares issued (in thousands)	29,395

EXPERTS

The consolidated financial statements of Ashland as of September 30, 2004 and for each of the three years in the period ended September 30, 2004, incorporated in this proxy statement/prospectus and in the registration statement by reference to the Annual Report on Form 10-K of Ashland for the year ended September 30, 2004, and the related financial statement schedule of Ashland included therein, have been audited by Ernst & Young LLP, an independent registered public accounting firm, to the extent indicated in their report thereon also incorporated by reference in this proxy statement/prospectus. Such consolidated financial statements and financial statement schedule have been incorporated by reference in this proxy statement/prospectus in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Marathon incorporated in this proxy statement/prospectus and in the registration statement by reference to Marathon’s Annual Report on Form 10-K for the year ended December 31, 2004 and the financial statements of MAP incorporated in this proxy statement/prospectus and in the registration statement by reference to the Annual Report on Form 10-K of Ashland for the year ended September 30, 2004 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of that firm as experts in auditing and accounting.

OTHER MATTERS

No matters will be presented for consideration at the special meeting other than as described in the notice of the special meeting.

FUTURE SHAREHOLDER PROPOSALS

Assuming the closing of the transactions occurs during the 2005 calendar year, Ashland will not hold an annual meeting in 2006.

Assuming the closing of the transactions, the deadline for submission, in writing to New Ashland’s secretary, of all shareholder proposals to be considered for inclusion in New Ashland’s proxy statement for the 2006 annual meeting will be disclosed in a quarterly report on Form 10-Q or a current report on Form 8-K filed after the closing of the transactions.

Assuming the closing of the transactions, New Ashland’s by-laws will require a shareholder to provide New Ashland with written notice of a matter he or she wishes to bring before an annual meeting at least 90 days in advance of the meeting (provided that if the annual meeting is held earlier than the last Thursday in January, the notice must be given within 10 days after the first public disclosure, which may be made by a public filing with the SEC, of the date of the annual meeting). Such notice must set forth as to each matter the shareholder proposes to bring before the annual meeting:

•	a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting and, in the event that such business includes a proposal to amend either the articles of incorporation or by-laws of New Ashland, the language of the proposed amendment;

•	the name and address of the shareholder proposing such business;

•	a representation that the shareholder is a holder of record of New Ashland common stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business;

•	any material interest of the shareholder in such business; and

•	a representation as to whether or not the shareholder will solicit proxies in support of the proposal.

The by-laws will further provide that no business shall be conducted at any annual meeting except in accordance with the foregoing procedures and that the chairman of any such meeting may refuse to permit any business to be brought before an annual meeting without compliance with the foregoing procedures.

If you would like a copy of Ashland’s current by-laws, please write to the secretary of Ashland at 50 E. RiverCenter Boulevard, P.O. Box 391, Covington, KY 41012-0391. After the closing of the transactions, New Ashland’s by-laws will be in the form of Annex G to this proxy statement/prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Ashland and Marathon file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy this information at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You also can obtain copies of this information by mail from the public reference room at the address set forth above, at prescribed rates. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site that contains information Ashland and Marathon file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. The SEC’s filing number for filings by Ashland under the Securities Exchange Act of 1934 is 001-02918. The SEC’s filing number for filings by Marathon under the Securities Exchange Act of 1934 is 033-07065. You can also obtain information about Ashland and Marathon at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. After the transactions, New Ashland will be subject to the informational requirements of the Exchange Act and New Ashland will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. New Ashland’s annual, quarterly and current reports, proxy statements and other information will be available in the manner described above for Ashland and Marathon.

ATB Holdings and New Ashland have filed a registration statement on Form S-4 with the SEC under the Securities Act to register the offering of shares of ATB Holdings common stock and New Ashland common stock to be issued in the transactions. In addition, Marathon has filed a registration statement on Form S-4 with the SEC under the Securities Act to register the offering of shares of Marathon common stock to be issued in the transactions. This proxy statement/prospectus is a part of those registration statements and will constitute the prospectus for the shares of common stock of ATB Holdings, New Ashland and Marathon to be issued to the holders of shares of Ashland common stock in the transactions in addition to being a proxy statement of Ashland. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statements or the exhibits to the registration statements. The statements this proxy statement/prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions, and we qualify them in their entirety by reference to those exhibits for complete statements of their provisions. You can obtain copies of the Forms S-4, and any amendments thereto, when filed, in the manner described above.

The transaction agreements have been included as annexes to this proxy statement/prospectus to provide investors with information regarding their terms. Except for their status as the contractual documents that establish and govern the legal relations among the parties thereto with respect to the transactions, the transaction agreements are not intended to be a source of factual, business or operational information about the parties. The representations, warranties and covenants made by the parties in each of the transaction agreements are qualified including by information in disclosure schedules that the parties exchanged in connection with the execution of the transaction agreements. Representations and warranties may be used as a tool to allocate risks between the parties, including where the parties do not have complete knowledge of all facts. Except as specifically provided in the transaction agreements, investors are not third party beneficiaries under the transaction agreements and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Ashland, Marathon or any of their respective affiliates.

The SEC allows Ashland and Marathon to “incorporate by reference” information in this proxy statement/prospectus. This means that Ashland and Marathon can disclose important information to you by referring you to another document filed separately with the SEC. Neither Ashland nor Marathon incorporates the contents of its website in this proxy statement/prospectus. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or in later filed documents incorporated by reference in this proxy statement/prospectus. The information incorporated by reference is an important part of this proxy statement/prospectus.

Ashland incorporates by reference in this proxy statement/prospectus the documents listed below and any filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the filing of this document and before the date of Ashland’s special meeting of its shareholders:

•	the Ashland annual report on Form 10-K, as amended, for the fiscal year ended September 30, 2004;

•	the Ashland quarterly reports on Form 10-Q for the fiscal quarters ended December 31, 2004 and March 31, 2005;

•	the Ashland current reports on Form 8-K, as filed on October 29, 2004, November 4, 2004, November 5, 2004, December 14, 2004, December 20, 2004 (providing an update on the status of the transactions), December 29, 2004, January 25, 2005 (providing an update on the status of the transactions), January 27, 2005, January 27, 2005, January 31, 2005, March 10, 2005, March 24, 2005, April 13, 2005, April 28, 2005 and May 2, 2005; and

•	the Ashland Definitive Proxy Statement in connection with its 2005 annual meeting of shareholders on January 27, 2005.

Marathon incorporates by reference in this proxy statement/prospectus the documents listed below and any filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the filing of this document and before the date of Ashland’s special meeting of its shareholders:

•	the Marathon annual report on Form 10-K for the fiscal year ended December 31, 2004;

•	the Marathon quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2005; and

•	the Marathon current reports on Form 8-K, as filed on March 15, 2005, April 7, 2005 and April 29, 2005.

You can request a copy of the documents filed by Ashland and incorporated by reference, at no cost, by writing or telephoning Ashland at the following address or telephone number:

Ashland Inc.

50 E. RiverCenter Boulevard

P.O. Box 391

Covington, KY 41012-0391

Attention: Corporate Secretary

Telephone: (859) 815-3333

You can request a copy of the documents filed by Marathon and incorporated by reference, at no cost, by writing or telephoning Marathon at the following address or telephone number:

Marathon Oil Corporation

5555 San Felipe Road

Houston, TX 77056-2723

Attention: Corporate Secretary

Telephone: (713) 629-6600

In order to ensure timely delivery of these documents, you should make your request by             , 2005. Ashland or Marathon, as applicable, will send the requested documents to you by first class mail or other equally prompt means within one business day of receiving your request.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. Neither Ashland nor Marathon has authorized anyone to provide you with information that is different from the information contained in, attached to, or incorporated by reference in, this proxy statement/prospectus. Accordingly, if anyone does give you information of this sort, you should not rely on it. This proxy statement/prospectus is dated             , 2005. You should assume that the information contained in this document is accurate only as of that date and the information included in any document incorporated by reference is accurate only as of the date of that document. Neither the mailing of this proxy statement/prospectus to Ashland shareholders nor the issuance of shares of ATB Holdings, New Ashland or Marathon common stock in connection with the transactions will create any implication to the contrary.

If you are in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this proxy statement/prospectus or to ask for proxies, or if you are a person to whom it is unlawful to direct such activities, then the offer presented by this proxy statement/prospectus does not extend to you.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of ATB Holdings Inc.

We have audited the accompanying consolidated balance sheets of ATB Holdings Inc. as of March 31, 2005 and March 31, 2004. These balance sheets are the responsibility of the management of ATB Holdings Inc. Our responsibility is to express an opinion on these balance sheets based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the balance sheets are free of material misstatement. We were not engaged to perform an audit of ATB Holdings Inc.’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of ATB Holdings Inc.’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits of the balance sheets provides a reasonable basis for our opinion.

In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of ATB Holdings Inc. at March 31, 2005 and March 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

Cincinnati, OH

April 26, 2005

F-1

ATB HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

	March 31, 2005	March 31, 2004
ASSETS
Cash	$100	$100

Total Assets	$100	$100

STOCKHOLDER’S EQUITY
Common stock—300,000,000 shares authorized at $1.00 par value Issued—100 shares	$100	$100

Total Stockholder’s Equity	$100	$100

The accompanying notes are an integral part of these balance sheets.

F-2

ATB HOLDINGS INC.

NOTES TO CONSOLIDATED BALANCE SHEETS

Note 1—Summary of Significant Accounting Policies

A) Organization and Basis of Presentation

ATB Holdings Inc. (“ATB Holdings”), a Delaware corporation organized in March 2004, is a wholly owned subsidiary of Ashland Inc. (“Ashland”). ATB Holdings has not conducted, and will not conduct, any active business operations. As part of a series of transactions, Ashland will contribute its interest in a joint venture, Marathon Ashland Petroleum LLC, its interests in LOOP LLC and LOCAP LLC, its maleic anhydride business and 60 Valvoline Instant Oil Change centers located in Michigan and northwest Ohio to ATB Holdings. Subsequently, ATB Holdings will distribute shares of New EXM Inc. common stock to its stockholders on the basis of one share of New EXM Inc. common stock for each outstanding share of ATB Holdings common stock. In the final step of the transactions, ATB Holdings will merge with and into Marathon Domestic LLC. Marathon Domestic LLC will survive the merger and ATB Holdings will cease to exist.

ATB Holdings has two wholly owned subsidiaries: New EXM Inc. and EXM LLC. The consolidated balance sheet includes the accounts of ATB Holdings and its two wholly owned subsidiaries. Intercompany accounts have been eliminated.

B) Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

F-3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of New EXM Inc.

We have audited the accompanying balance sheets of New EXM Inc. as of March 31, 2005 and March 31, 2004. These balance sheets are the responsibility of the management of New EXM Inc. Our responsibility is to express an opinion on these balance sheets based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the balance sheets are free of material misstatement. We were not engaged to perform an audit of New EXM Inc.’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of New EXM Inc.’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits of the balance sheets provides a reasonable basis for our opinion.

In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of New EXM Inc. at March 31, 2005 and March 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

Cincinnati, OH

April 26, 2005

F-4

NEW EXM INC.

BALANCE SHEETS

	March 31, 2005	March 31, 2004
ASSETS
Cash	$100	$100

Total Assets	$100	$100

STOCKHOLDER’S EQUITY
Common stock—1,000 shares authorized at $0.01 par value Issued—100 shares	$1	$1
Additional paid-in capital	99	99

Total Stockholder’s Equity	$100	$100

The accompanying notes are an integral part of these balance sheets.

F-5

N EW EXM INC.

NOTES TO BALANCE SHEETS

Note 1—Summary of Significant Accounting Policies

A) Organization and Basis of Presentation

New EXM Inc. (“New Ashland”), a Kentucky corporation organized in March 2004, is a wholly owned subsidiary of ATB Holdings Inc. (“ATB Holdings”). New Ashland has not conducted, and will not conduct, any active business operations prior to the closing of a series of transactions. As part of the transactions, New Ashland will (1) be renamed “Ashland Inc.,” (2) be the successor by merger to Ashland Inc. (“Ashland”), (3) be a publicly traded company owned by Ashland shareholders, (4) own all of the businesses currently owned by Ashland other than Ashland’s interest in a joint venture, Marathon Ashland Petroleum (“MAP”), its interests in LOOP LLC and LOCAP LLC, its maleic anhydride business and the 60 Valvoline Instant Oil Change centers located in Michigan and northwest Ohio to be contributed to ATB Holdings and (5) receive the proceeds of the partial redemption of Ashland’s 38% interest in MAP (which is anticipated to be approximately $900 million plus an amount equal to 38% of the cash held by MAP as of the closing of the transactions) payable in a combination of cash and MAP accounts receivable and the capital contribution by ATB Holdings of approximately $1.9 billion in cash (reflecting the proceeds of a borrowing arranged by Marathon, which will be expressly non-recourse to Ashland). Ashland expects that New Ashland common stock will be traded on the New York Stock Exchange and the Chicago Stock Exchange under the same symbol (“ASH”) under which Ashland currently trades. Ashland expects that the directors and executive officers of Ashland immediately prior to the closing of the transactions will serve as the directors and executive officers, respectively, of New Ashland immediately after the closing of the transactions.

B) Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

F-6

Annex A

MASTER AGREEMENT

Dated as of March 18, 2004,

Among

ASHLAND INC.,

ATB HOLDINGS INC.,

EXM LLC,

NEW EXM INC.,

MARATHON OIL CORPORATION,

MARATHON OIL COMPANY,

MARATHON DOMESTIC LLC

And

MARATHON ASHLAND PETROLEUM LLC

i

Exhibit A	Accounts Receivable Selection Protocol
Exhibit B	Form of Amendments to New Ashland Inc. Articles of Incorporation
Exhibit C	Form of Affiliate Letter
Exhibit D	Tax Matters
Exhibit E	Form of LOCAP T&D Assumption Agreement
Exhibit F	Form of LOOP T&D Assumption Agreement
Exhibit G	Form of MAP Contribution Agreement
Exhibit H	Form of LOOP Contribution Agreement
Exhibit I	Form of LOCAP Contribution Agreement

INDEX OF DEFINED TERMS

Term	Section
AAA	6.11(a)
Acquisition Certificate of Merger	4.01
Acquisition Merger	1.04(a)
Acquisition Merger Consideration	4.03(b)
Acquisition Merger Effective Time	4.01
Administrative Proceeding	9.12
affiliate	14.02
Ancillary Agreements	6.04(a)
AR Amount	1.01
AR Fraction	14.02
Ashland	Preamble
Ashland Board	2.09
Ashland By-laws	6.01
Ashland Capital Stock	6.03(a)
Ashland Charter	6.01
Ashland Common Stock	Recitals
Ashland Debt Obligation Amount	14.02
Ashland Disclosure Letter	ARTICLE VI
Ashland Employee Stock Option	14.02
Ashland Form S-4	6.05(b)
Ashland LESOP	12.01(d)(iii)
Ashland LOOP/LOCAP Interest	14.02
Ashland Material Adverse Effect	6.05(a)
Ashland Parties	14.02
Ashland Pension Plan	12.01(d)(iii)
Ashland Preferred Stock	6.03(a)
Ashland Public Debt	9.03(b)
Ashland Rights	6.03(a)
Ashland Rights Agreement	6.03(a)
Ashland SAR	14.02
Ashland SEC Documents	6.06(a)
Ashland Series A Preferred Stock	6.03(a)
Ashland Shareholder Approval	6.04(b)
Ashland Shareholders Meeting	9.01(e)
Ashland Stock Plan	14.02
Ashland Subsidiary	6.02(a)
ATCA	12.01(a)
Averaging Period	4.03(b)
Bankruptcy Code	6.11(d)
Bring-Down AAA Opinions	10.01(g)
Bring-Down HLHZ Opinion	10.01(g)
Bring-Down Opinions	10.01(g)
Capital Contribution	1.03(b)
Cash Amount	1.01
Certificates	5.01(b)
Closing	1.05
Closing Date	1.05
Code	1.04(b)
Competing Ashland Proposal	8.02(e)

v

Term	Section
Confidentiality Agreement	9.02
Consent	6.05(b)
Contract	6.05(a)
Conversion Articles of Merger	3.02
Conversion Merger	1.03(c)
Conversion Merger Effective Time	3.02
Conversion Plan of Merger	3.09
Cutoff Date	8.02(a)
Debt Consent Measurement Date	9.03(b)
Designated Sublease	12.02(a)
DGCL	1.04(a)
Dissenters’ Shares	2.05
Distributed Receivables	1.01
DLLCA	1.04(a)
DOD	12.01(c)
DOD Claims	12.01(c)
D&T	9.15
Estimated MAP Partial Redemption Amount	14.02
Exchange Act	6.05(b)
Exchange Act Registration Statement	9.01(h)
Exchange Agent	5.01(a)(i)
Exchange Fund	5.01(a)(ii)
Exchange Ratio	4.03(b)
Excess Shares	5.01(e)(ii)
Ex-Date	4.03(b)
Fair Market Value	4.03(b)
Forms S-4	6.05(b)
GAAP	6.06(b)
Governmental Entity	6.05(b)
HLHZ	6.09
HoldCo	Preamble
HoldCo Borrowing	14.02
HoldCo Common Stock	2.04(a)(i)
HoldCo Share Issuance	6.05(b)
HSR Act	6.05(b)
Indentures	9.03(b)
Initial AAA Opinions	6.11(a)
Initial HLHZ Opinion	6.11(a)
Initial Opinions	6.11(a)
IRS	9.16
Judgment	6.05(a)
KBCA	1.02(c)
KLLCA	1.02(c)
Law	6.05(a)
Leased Property	12.02(a)
Liens	6.02(a)
LOCAP T&D Agreement	14.02
LOCAP T&D Assumption Agreement	14.02
LOOP T&D Agreement	14.02
LOOP T&D Assumption Agreement	14.02
Losses	13.01(a)

Term	Section
Maleic Agreement	Recitals
Maleic Business	Recitals
Maleic/VIOC Contribution	1.02(a)
MAP	Preamble
MAP Adjustment Amount	14.02
MAP Governing Documents	14.02
MAP LLC Agreement	14.02
MAP LLC Agreement Amendment	Recitals
MAP/LOOP/LOCAP Contribution	1.02(b)
MAP/LOOP/LOCAP Contribution Agreements	14.02
MAP Partial Redemption	1.01
MAP Partial Redemption Amount	14.02
MAP Qualified Pension Plan	12.01(d)
Marathon	Preamble
Marathon Board	4.03(b)
Marathon By-laws	7.01
Marathon Capital Stock	7.03(a)
Marathon Charter	7.01
Marathon Common Stock	Recitals
Marathon Company	Preamble
Marathon Company Board	7.04(c)
Marathon Disclosure Letter	ARTICLE VII
Marathon Employee Stock Option	14.02
Marathon Form S-4	6.05(b)
Marathon Material Adverse Effect	7.05(a)
Marathon Parties	14.02
Marathon Preferred Stock	7.03(a)
Marathon Rights Agreement	7.05(c)
Marathon SAR	14.02
Marathon SEC Documents	7.06(a)
Marathon Share Issuance	6.05(b)
Marathon Stock Plan	14.02
Marathon Subsidiary	7.02(a)
Market MAC Condition	14.02
Market MAC Event	14.02
Maximum Annual Permitted Payment	12.01(d)
Membership Interest	14.02
Merger Sub	Preamble
NASDAQ	9.07(b)
New Ashland Board	3.09
New Ashland Inc.	Preamble
New Ashland Inc. Common Stock	14.02
New Ashland Inc. Share Issuance	6.05(b)
New Ashland LLC	Preamble
New Ashland LLC Interests	2.04(a)
NYSE	4.03(b)
Outside Date	11.01(b)(i)
PBGC	12.01(d)
Pension Funding Relief	12.01(d)
Permitted Payments	12.01(d)

Term	Section
person	14.02
Pitney Bowes Transaction Documents	12.02(d)
Plains Settlement	14.02
Prior Payments	9.09(b)
Private Letter Rulings	10.01(f)
Proxy Statement	6.05(b)
Put/Call Agreement	12.04
Reimbursement Agreement	1.03(a)
Reorganization Articles of Merger	2.02
Reorganization Merger	1.02(c)
Reorganization Merger Consideration	2.04(a)(i)
Reorganization Merger Effective Time	2.02
Reorganization Plan of Merger	2.09
Representatives	8.02(a)
Rule 145 Affiliate	5.01(d)
SEC	6.05(b)
Securities Act	5.01(d)
Significant Ashland Subsidiary	6.01
Significant Marathon Subsidiary	7.01
St. Paul Park Judgment and Plea Agreement	14.02
St. Paul Park QQQ Project	9.09(a)
St. Paul Park QQQ Project Payment Amount	9.09(b)
subsidiary	14.02
Subtitle 13	2.05
SuperAmerica Transaction Documents	12.02(d)
Superior Proposal	8.02(e)
Tax	14.02
Tax Authority	14.02
Tax Matter	14.02
Tax Matters Agreement	Recitals
Tax Opinions	10.01(f)
Termination Fee	9.04(c)
Third Party Claim	13.04(a)
Third Party Lenders	1.03(a)
Third Party Provisions	14.06
Transaction Agreements	Recitals
Transactions	Recitals
Transferred MAP Employees	12.01(d)(i)
UFCA	6.11(d)
UFTA	6.11(d)
Value	14.02
VIOC Agreement	Recitals
VIOC Centers	Recitals
Voting Ashland Debt	6.03(a)
Voting Marathon Debt	7.03(a)
Working Papers	14.02

MASTER AGREEMENT dated as of March 18, 2004, among Ashland Inc., a Kentucky corporation (“Ashland”), ATB Holdings Inc., a Delaware corporation and wholly owned subsidiary of Ashland (“HoldCo”), EXM LLC, a Kentucky limited liability company and wholly owned subsidiary of HoldCo (“New Ashland LLC”), New EXM Inc., a Kentucky corporation and wholly owned subsidiary of HoldCo (“New Ashland Inc.”), Marathon Oil Corporation, a Delaware corporation (“Marathon”), Marathon Oil Company, an Ohio corporation and wholly owned subsidiary of Marathon (“Marathon Company”), Marathon Domestic LLC, a Delaware limited liability company and wholly owned subsidiary of Marathon (“Merger Sub”), and Marathon Ashland Petroleum LLC, a Delaware limited liability company owned by Marathon Company and Ashland as set forth below (“MAP”).

WHEREAS the Marathon Parties (as defined in Section 14.02) wish to acquire from Ashland, and Ashland wishes to transfer to the Marathon Parties, Ashland’s maleic anhydride business and associated plant in Neal, West Virginia (the “Maleic Business”) and a number of Valvoline Instant Oil Change centers owned by Ashland (the “VIOC Centers”) located in the states of Ohio and Michigan;

WHEREAS, on January 1, 1998, Ashland and Marathon Company contributed certain petroleum supply, refining, marketing and transportation businesses to MAP and entered into a limited liability company agreement to set forth their rights and responsibilities with respect to the governance, financing and operation of MAP;

WHEREAS Ashland owns a 38% interest in MAP and Marathon Company owns a 62% interest in MAP;

WHEREAS Ashland holds a 4% interest in LOOP LLC and an 8.62% interest in LOCAP LLC;

WHEREAS the parties hereto have structured the transfers described above as a series of transactions, as a result of which:

(i) Ashland will transfer to HoldCo the Maleic Business, the VIOC Centers and Ashland’s interests in MAP, LOOP LLC and LOCAP LLC, and HoldCo will assume certain related liabilities of Ashland;

(ii) the Marathon Parties will acquire HoldCo;

(iii) New Ashland Inc. will succeed to all the assets and liabilities of Ashland (other than those transferred to or assumed by HoldCo or any Marathon Party under this Agreement or any of the other Transaction Agreements (as defined below)), including the proceeds of a partial redemption of Ashland’s interest in MAP; and

(iv) the issued and outstanding shares of Ashland common stock, par value $1.00 per share, including the associated Ashland Rights (as defined in Section 6.03(a)) (the “Ashland Common Stock”), will be canceled and Ashland’s shareholders will receive, with respect to each share of Ashland Common Stock, one share of New Ashland Inc. Common Stock (as defined in Section 14.02), to be issued by New Ashland Inc. in consideration of the assets acquired by it in the Conversion Merger and the benefits to be derived therefrom, and a number of shares of Marathon common stock, par value $1.00 per share (the “Marathon Common Stock”), to be determined as set forth in this Agreement;

WHEREAS, simultaneously with the execution and delivery of this Agreement, certain of the parties hereto are entering into:

(i) an Assignment and Assumption Agreement providing for the transfer of the Maleic Business to HoldCo and the assumption by HoldCo of certain related liabilities (the “Maleic Agreement”);

(ii) an Assignment and Assumption Agreement providing for the transfer of the VIOC Centers to HoldCo and the assumption by HoldCo of certain related liabilities (the “VIOC Agreement”);

(iii) a Tax Matters Agreement (the “Tax Matters Agreement”); and

(iv) Amendment No. 2 to the MAP LLC Agreement (as defined in Section 14.02) (the “MAP LLC Agreement Amendment” and, together with this Agreement, the Maleic Agreement, the VIOC Agreement and the Tax Matters Agreement, the “Transaction Agreements”);

WHEREAS the Board of Directors of Ashland has unanimously: (i) adopted and approved the Transaction Agreements, the Ancillary Agreements (as defined in Section 6.04(a)) and the transactions contemplated thereby (the “Transactions”) and (ii) recommended that Ashland’s shareholders approve the Transaction Agreements and the Transactions;

WHEREAS the Board of Directors of Marathon has unanimously adopted and approved the Transaction Agreements and the Ancillary Agreements and approved the Transactions;

WHEREAS it is intended that the Transactions to be consummated on the Closing Date will generally be Tax-free to the parties and their respective shareholders for Federal income Tax purposes (as Tax is defined in Section 14.02); and

WHEREAS the parties desire to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the Transactions.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

Transactions and Closing

Upon the terms and subject to the conditions set forth herein, at the Closing (as defined in Section 1.05), the parties shall consummate the MAP Partial Redemption and each of the other Transactions set forth in Sections 1.02, 1.03 and 1.04 as follows. Subject to Section 9.10, the parties hereto intend that none of the Transactions that this Article I contemplates will be effected on the Closing Date (as defined in Section 1.05) shall be effective unless all of such Transactions are effected on the Closing Date.

SECTION 1.01. MAP Partial Redemption. As part of the Transactions, but prior to consummating the other Transactions set forth in Sections 1.02, 1.03 and 1.04, MAP shall redeem a portion of the 38% Membership Interest (as defined in Section 14.02) owned by Ashland for a redemption price payable as follows: (i) accounts receivable of MAP, each with a Federal income Tax basis no less than its face amount, selected in accordance with the protocol set forth in Exhibit A, with a total Value (as defined in Section 14.02) equal to the product of (x) the Estimated MAP Partial Redemption Amount (as defined in Section 14.02) and (y) the AR Fraction (as defined in Section 14.02) (such product, the “AR Amount”) (the “Distributed Receivables”) and (ii) cash in an amount equal to the Estimated MAP Partial Redemption Amount minus the AR Amount (such difference, the “Cash Amount”), by wire transfer of immediately available funds to an Ashland bank account which shall be designated in writing by Ashland at least two business days prior to the Closing Date (the “MAP Partial Redemption”). MAP shall increase the MAP Partial Redemption Amount (as defined in Section 14.02) payable in the MAP Partial Redemption as directed by Marathon if Marathon determines, in its sole judgment after giving due consideration to the requirements of any potentially applicable fraudulent transfer or conveyance Law, that the aggregate amount of the MAP Partial Redemption Amount (before giving effect to such increase) and the Capital Contribution (as defined in Section 1.03(b)) is not reasonably equivalent to the aggregate value immediately prior to the consummation of the Transactions, as determined by Marathon in its sole discretion, of (i) Ashland’s Membership Interest, (ii) the Maleic Business and (iii) the VIOC Centers. In the event that Marathon makes the determination contemplated by the immediately preceding sentence, any resulting increase in the MAP Partial Redemption Amount shall be payable in any combination of cash and accounts receivable of MAP as determined by Marathon. If at any time Marathon determines that it is reasonably likely to direct MAP to increase the MAP Partial Redemption Amount pursuant to the second sentence of this Section 1.01, Marathon shall provide prompt notice of such determination to Ashland, including a good faith estimate of any such increase.

SECTION 1.02. Maleic/VIOC Contribution; MAP/LOOP/LOCAP Contribution; Reorganization Merger. Promptly following the consummation of the MAP Partial Redemption pursuant to Section 1.01, and prior to consummating the Transactions set forth in Sections 1.03 and 1.04, the parties shall consummate each of the following Transactions:

(a) Maleic/VIOC Contribution. Ashland shall cause the transactions contemplated by the Maleic Agreement and the VIOC Agreement, including the contribution by Ashland to HoldCo of the Maleic Business and the VIOC Centers and the assumption by HoldCo of certain related liabilities, to be consummated in accordance with the Maleic Agreement and the VIOC Agreement (the “Maleic/VIOC Contribution”).

(b) MAP/LOOP/LOCAP Contribution. Promptly following the consummation of the Maleic/VIOC Contribution pursuant to Section 1.02(a), (i) Ashland shall cause the MAP/LOOP/LOCAP Contribution Agreements (as defined in Section 14.02) to be executed and delivered by the parties specified therein to be parties thereto, and Ashland shall contribute to HoldCo Ashland’s remaining Membership Interest and, subject to Section 9.10, the Ashland LOOP/LOCAP Interest (as defined in Section 14.02), and HoldCo shall assume certain related liabilities and obligations, in accordance with the MAP/LOOP/LOCAP Contribution Agreements, (ii) if Ashland has not been released from all liabilities, obligations and commitments under the LOCAP T&D Agreement in accordance with Section 9.03(g), Ashland shall cause the LOCAP T&D Assumption Agreement (as defined in Section 14.02) to be executed and delivered by the parties specified therein to be parties thereto and (iii) if Ashland has not been released from all liabilities, obligations and commitments under the LOOP T&D Agreement in accordance with Section 9.03(g), Ashland shall cause the LOOP T&D Assumption Agreement (as defined in Section 14.02) to be executed and delivered by the parties specified therein to be parties thereto (collectively, the “MAP/LOOP/LOCAP Contribution”).

(c) The Reorganization Merger. Promptly following the consummation of the MAP/LOOP/LOCAP Contribution pursuant to Section 1.02(b), Ashland shall, pursuant to Article II and in accordance with the Kentucky Business Corporation Act (the “KBCA”) and the Kentucky Limited Liability Company Act (the “KLLCA”), be merged with and into New Ashland LLC (the “Reorganization Merger”) at the Reorganization Merger Effective Time (as defined in Section 2.02), which, if not the time of filing of the Reorganization Articles of Merger (as defined in Section 2.02) in accordance with Section 2.02, shall be a time mutually agreed upon by Ashland and Marathon.

SECTION 1.03. HoldCo Borrowing; Capital Contribution; Conversion Merger. Promptly following the consummation of the Maleic/VIOC Contribution, the MAP/LOOP/LOCAP Contribution and the Reorganization Merger pursuant to Section 1.02, the parties shall consummate each of the following Transactions:

(a) HoldCo Borrowing. Promptly following the Reorganization Merger Effective Time, the Marathon Parties shall cause the HoldCo Borrowing (as defined in Section 14.02) to be advanced to HoldCo by one or more lenders that are not affiliates of MAP, any Marathon Party or any Ashland Party (“Third Party Lenders”) and HoldCo shall accept the HoldCo Borrowing. If Marathon guarantees or otherwise provides credit support for the HoldCo Borrowing, Marathon and HoldCo shall enter into a reimbursement agreement (the “Reimbursement Agreement”), pursuant to which HoldCo shall commit to pay a guarantee fee to Marathon after the Closing and, if requested by Marathon prior to the Closing Date, shall grant to Marathon on the Closing Date a security interest in all the property and other assets (including the Membership Interest) that HoldCo owns to secure its reimbursement obligations to Marathon, to the fullest extent permitted by Contracts (as defined in Section 6.05(a)) to which Ashland or any Ashland Subsidiary is a party or by which any of their respective properties or assets is bound. Such security interest shall be released (other than with respect to assets of the surviving entity of the Acquisition Merger (as defined in Section 1.04(a)) at the Acquisition Merger Effective Time (or, if earlier, upon the New Ashland Inc. Share Issuance). The Reimbursement Agreement shall provide that: (i) the guarantee fee shall be payable after Closing; and (ii) the reimbursement obligations to Marathon shall not exceed the net amount of the HoldCo Borrowing actually received by HoldCo.

(b) Capital Contribution. Promptly following the consummation of the HoldCo Borrowing pursuant to Section 1.03(a), HoldCo shall contribute to New Ashland LLC cash in the amount equal to the total amount of the HoldCo Borrowing, by wire transfer of immediately available funds to a New Ashland LLC bank account designated in writing by Ashland at least two business days prior to the Closing Date (the “Capital Contribution”).

(c) Conversion Merger. Promptly following the consummation of the Capital Contribution pursuant to Section 1.03(b), pursuant to Article III and in accordance with the KLLCA and the KBCA, New Ashland LLC shall be merged with and into New Ashland Inc. (the “Conversion Merger”) at the Conversion Merger Effective Time (as defined in Section 3.02), which, if not the time of filing of the Conversion Articles of Merger (as defined in Section 3.02) in accordance with Section 3.02, shall be a time mutually agreed upon by Ashland and Marathon.

SECTION 1.04. Acquisition Merger; Distribution. (a) Promptly following the Conversion Merger Effective Time, pursuant to Article IV and in accordance with the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), HoldCo shall be merged with and into Merger Sub (the “Acquisition Merger”) at the Acquisition Merger Effective Time.

(b) In the event that the Private Letter Rulings (as defined in Section 10.01(f)) do not provide that the Acquisition Merger will be treated as a distribution by HoldCo of all the stock of New Ashland Inc. under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”), followed by a merger of HoldCo into Merger Sub, then the parties hereto shall execute an appropriate amendment to this Agreement to provide that the New Ashland Inc. Share Issuance (as defined in Section 6.05(b)) shall not be effected as part of the Acquisition Merger but instead the shares of New Ashland Inc. to be issued thereunder shall be issued to HoldCo as part of the Conversion Merger, followed by the distribution thereof by HoldCo to the holders of HoldCo Common Stock (as defined in Section 2.04(a)(i)), on the basis of one share of New Ashland Inc. Common Stock for each outstanding share of HoldCo Common Stock, immediately prior to the Acquisition Merger.

SECTION 1.05. Closing. The closing of the Transactions (the “Closing”) shall take place at the offices of MAP, 539 South Main Street, Findlay, Ohio 45840 at 10:00 a.m. (Eastern time) on the last business day of the calendar month in which the last to be satisfied (or, to the extent permitted by Law (as defined in Section 6.05(a)), waived by the parties entitled to the benefits thereof) of the conditions set forth in Article X (other than those conditions that by their nature are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of those conditions) has been so satisfied or waived, or, if the last such condition is satisfied or waived on one of the last two business days of a calendar month, on the last business day of the following calendar month, or at such other place, time and date as shall be agreed in writing between Ashland and Marathon. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. If Ashland and Marathon agree that the Closing is expected to occur on December 31, 2004, the parties shall use their reasonable best efforts to agree on closing mechanics to effect the Transactions on such date, which may include: (i) the filing of the Reorganization Articles of Merger, the Conversion Articles of Merger and the Acquisition Certificate of Merger prior to December 31, 2004, in each case specifying an effective time on December 31, 2004 and (ii) advancement of the HoldCo Borrowing to an escrow account for the benefit of HoldCo at a pre-closing prior to December 31, 2004 to ensure that the proceeds of the Capital Contribution will be available to New Ashland Inc. on the Closing Date for consummation of the tender offer and/or consent solicitation contemplated by Section 9.03(b).

SECTION 1.06. Post-Closing True-Up. Within 90 days after the Closing Date (subject to extension with the prior written consent of New Ashland Inc., such consent not to be unreasonably withheld), MAP shall prepare and deliver to Ashland a statement setting forth the MAP Partial Redemption Amount. If the MAP Partial Redemption Amount exceeds the Estimated MAP Partial Redemption Amount, MAP shall, and if the Estimated MAP Partial Redemption Amount exceeds the MAP Partial Redemption Amount, New Ashland Inc. shall, make payment to the other party of the amount of such excess, together with interest thereon at a rate equal to the rate of interest from time to time announced publicly by Citibank, N.A., as its prime rate, calculated on the basis of the actual number of days elapsed divided by 365, from the Closing Date to the date of payment. Payment by MAP to New Ashland Inc. under this Section 1.06 shall be in an amount of cash and accounts receivable of MAP (such accounts receivable to be selected in accordance with the protocol set forth in Exhibit A) within 30 days of the determination by MAP of the MAP Partial Redemption Amount. The total Value of the accounts receivable payable by MAP under this Section 1.06 shall equal the product of (i) the total amount of the payment owed by MAP to New Ashland Inc. under this Section 1.06 and (ii) the AR Fraction. Payment made by New Ashland Inc. to MAP under this Section 1.06 shall be made in cash within 30 days after receipt by New Ashland Inc. of the statement setting forth the MAP Partial Redemption Amount. All cash payments under this Section 1.06 shall be made by wire transfer in immediately available funds to an Ashland bank account or a MAP bank account, as applicable, which shall be designated in writing by Ashland or MAP, as applicable, at least two business days prior to the date for such payment.

ARTICLE II

The Reorganization Merger

SECTION 2.01. Parties to the Reorganization Merger. The names of the constituent business entities that are parties to the Reorganization Merger are Ashland Inc. (referred to herein as “Ashland”) and EXM LLC (referred to herein as “New Ashland LLC”). Upon the terms and subject to the conditions set forth herein, at the Reorganization Merger Effective Time, Ashland shall merge with and into New Ashland LLC, the separate corporate existence of Ashland shall cease and New Ashland LLC shall be the surviving business entity of the Reorganization Merger. The name of the surviving business entity of the Reorganization Merger shall be EXM LLC.

SECTION 2.02. Reorganization Merger Effective Time. Prior to the Closing, Ashland shall prepare, and on the Closing Date, New Ashland LLC shall file with the Secretary of State of the Commonwealth of Kentucky, articles of merger or other appropriate documents (in any such case, the “Reorganization Articles of Merger”) executed in accordance with the relevant provisions of the KBCA and the KLLCA and shall make all other filings or recordings required under the KBCA and the KLLCA. The Reorganization Merger shall become effective at such time as the Reorganization Articles of Merger are duly filed with such Secretary of State, or at such later time on the Closing Date as specified in the Reorganization Articles of Merger (the time the Reorganization Merger becomes effective being the “Reorganization Merger Effective Time”).

SECTION 2.03. Effects. The Reorganization Merger shall have the effects set forth in KRS 271B.11-060 of the KBCA and KRS 275.365 of the KLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Reorganization Merger Effective Time, all the properties, rights, privileges and powers of Ashland immediately prior to the Reorganization Merger Effective Time shall rest in New Ashland LLC, and all debts, liabilities, obligations and duties of Ashland immediately prior to the Reorganization Merger Effective Time shall become the debts, liabilities, obligations and duties of New Ashland LLC.

SECTION 2.04. Conversion of Ashland Securities. (a) At the Reorganization Merger Effective Time, by virtue of the Reorganization Merger and without any action on the part of any holder of any shares of Ashland Common Stock or any limited liability company interests in New Ashland LLC (“New Ashland LLC Interests”):

(i) subject to Section 2.05, each share of Ashland Common Stock issued and outstanding immediately prior to the Reorganization Merger Effective Time shall be converted into and thereafter represent one duly issued, fully paid and nonassessable share of common stock, par value $1.00 per share, of HoldCo (the “HoldCo Common Stock”) (the “Reorganization Merger Consideration”); and

(ii) all New Ashland LLC Interests shall remain outstanding without change.

(b) As of the Reorganization Merger Effective Time, all shares of Ashland Common Stock shall no longer be outstanding, shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate formerly evidencing shares of Ashland Common Stock shall, subject to Section 2.05, cease to have any rights with respect thereto except the right to receive the number of shares of HoldCo Common Stock into which such shares of Ashland Common Stock were converted pursuant to the provisions of Section 2.04(a) hereof.

(c) The Reorganization Merger Consideration issued (and paid) upon conversion of any shares of Ashland Common Stock in accordance with the terms of this Article II shall be deemed to have been issued (and paid) at the Reorganization Merger Effective Time in full satisfaction of all rights pertaining to such shares of Ashland Common Stock, and after the Reorganization Merger Effective Time there shall be no further registration of transfers on the stock transfer books of the business entity surviving the Reorganization Merger, New Ashland LLC, of shares of Ashland Common Stock that were outstanding immediately prior to the Reorganization Merger Effective Time.

SECTION 2.05. Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, shares of Ashland Common Stock that are outstanding immediately prior to the Reorganization Merger Effective Time and that are held by any person who is entitled to demand and properly demands payment of the fair value of such shares (“Dissenters’ Shares”) pursuant to, and who complies in all respects with, Subtitle 13 of the KBCA (“Subtitle 13”) shall not be converted into Reorganization Merger Consideration as provided in Section 2.04(a), but rather the holders of Dissenters’ Shares shall be entitled to payment of the fair value of such Dissenters’ Shares in accordance with Subtitle 13; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to receive payment of fair value under Subtitle 13, then the right of such holder to be paid the fair value of such holder’s Dissenters’ Shares shall cease and such Dissenters’ Shares shall be deemed to have been converted as of the Reorganization Merger Effective Time into, and to have become exchangeable solely for, Reorganization Merger Consideration as provided in Section 2.04(a).

SECTION 2.06. Limited Liability. Limited liability shall be retained with respect to the business entity surviving the Reorganization Merger, New Ashland LLC.

SECTION 2.07. Articles of Organization. No changes to the Articles of Organization of New Ashland LLC shall be effected by the Reorganization Merger.

SECTION 2.08. Operating Agreement. The operating agreement of New Ashland LLC as in effect immediately prior to the Reorganization Merger Effective Time shall be the operating agreement of the business entity surviving the Reorganization Merger, New Ashland LLC, until thereafter changed or amended as provided therein or by applicable Law.

SECTION 2.09. Reorganization Plan of Merger. The provisions contained in Sections 2.01 through 2.08 constitute the “plan of merger”, as that term is used in KRS 271B.11-010 and KRS 271B.11-080 of the KBCA and KRS 275.355 of the KLLCA, for the Reorganization Merger (the “Reorganization Plan of Merger”). The adoption of this Agreement by the Board of Directors of Ashland (the “Ashland Board”) constitutes the adoption, and the approval of this Agreement by the shareholders of Ashland will constitute the approval, of the Reorganization Plan of Merger by Ashland as required by KRS 271B.11-030. The approval of this Agreement by HoldCo, as the sole member of New Ashland LLC, constitutes the approval of the Reorganization Plan of Merger by New Ashland LLC as required by KRS 275.350.

ARTICLE III

The Conversion Merger

SECTION 3.01. Parties to the Conversion Merger. The names of the constituent business entities that are parties to the Conversion Merger are EXM LLC (referred to herein as “New Ashland LLC”) and New EXM Inc. (referred to herein as “New Ashland Inc.”). Upon the terms and subject to the conditions set forth herein, at the

Conversion Merger Effective Time, New Ashland LLC shall merge with and into New Ashland Inc., the separate existence of New Ashland LLC shall cease and New Ashland Inc. will be the surviving business entity of the Conversion Merger. Pursuant to the amendment referred to in Section 3.06(a), the name of the surviving business entity of the Conversion Merger shall be changed to Ashland Inc.

SECTION 3.02. Conversion Merger Effective Time. Prior to the Closing, Ashland shall prepare, and on the Closing Date, New Ashland Inc. shall file with the Secretary of State of the Commonwealth of Kentucky, articles of merger or other appropriate documents (in any such case, the “Conversion Articles of Merger”) executed in accordance with the relevant provisions of the KLLCA and the KBCA and shall make all other filings or recordings required under the KLLCA and the KBCA. The Conversion Merger shall become effective at such time as the Conversion Articles of Merger are duly filed with such Secretary of State, or at such later time on the Closing Date as specified in the Conversion Articles of Merger (the time the Conversion Merger becomes effective being the “Conversion Merger Effective Time”).

SECTION 3.03. Effects. The Conversion Merger shall have the effects set forth in KRS 271B.11-060 of the KBCA and KRS 275.365 of the KLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Conversion Merger Effective Time, all the properties, rights, privileges and powers of New Ashland LLC immediately prior to the Conversion Merger Effective Time shall rest in New Ashland Inc., and all debts, liabilities, obligations and duties of New Ashland LLC immediately prior to the Conversion Merger Effective Time shall become the debts, liabilities, obligations and duties of New Ashland Inc.

SECTION 3.04. Conversion of New Ashland Securities. At the Conversion Merger Effective Time, by virtue of the Conversion Merger and without any action on the part of HoldCo:

(i) all New Ashland LLC Interests issued and outstanding immediately prior to the Conversion Merger Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor; and

(ii) each share of New Ashland Inc. Common Stock issued and outstanding immediately prior to the Conversion Merger Effective Time shall remain outstanding without change.

SECTION 3.05. Limited Liability. Limited liability shall be retained with respect to the business entity surviving the Conversion Merger, New Ashland Inc.

SECTION 3.06. Articles of Incorporation and By-laws. (a) At the Conversion Merger Effective Time, the articles of incorporation of New Ashland Inc. shall be amended as set out in Exhibit B, and, as so amended, such articles of incorporation shall be the articles of incorporation of the business entity surviving the Conversion Merger, New Ashland Inc., until thereafter changed or amended as provided therein or by applicable Law.

(b) The by-laws of New Ashland Inc. as in effect immediately prior to the Conversion Merger Effective Time shall be the by-laws of the business entity surviving the Conversion Merger, New Ashland Inc., until thereafter changed or amended as provided therein or by applicable Law.

SECTION 3.07. Directors. The directors of New Ashland Inc. immediately prior to the Conversion Merger Effective Time shall be the directors of the business entity surviving the Conversion Merger, New Ashland Inc., until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

SECTION 3.08. Officers. The officers of New Ashland Inc. immediately prior to the Conversion Merger Effective Time shall be the officers of the business entity surviving the Conversion Merger, New Ashland Inc., until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

SECTION 3.09. Conversion Plan of Merger. The provisions contained in Sections 3.01 through 3.08 constitute the “plan of merger”, as that term is used in KRS 271B.11-010 and KRS 271B.11-080 of the KBCA and KRS 275.355 of the KLLCA, for the Conversion Merger (the “Conversion Plan of Merger”). The adoption of this Agreement by the Board of Directors of New Ashland Inc. (the “New Ashland Board”) constitutes the adoption, and the approval of this Agreement by HoldCo, as the sole shareholder of New Ashland Inc., constitutes the approval, of the Conversion Plan of Merger by New Ashland Inc. as required by KRS 271B.11-030 of the KBCA. The approval of this Agreement by HoldCo, as the sole member of New Ashland LLC, constitutes the approval of the Conversion Plan of Merger by New Ashland LLC as required by KRS 275.350 of the KLLCA.

ARTICLE IV

The Acquisition Merger

SECTION 4.01. Acquisition Merger; Acquisition Merger Effective Time. Upon the terms and subject to the conditions set forth herein, at the Acquisition Merger Effective Time, HoldCo shall be merged with and into Merger Sub, the separate corporate existence of HoldCo shall cease and Merger Sub shall be the surviving business entity of the Acquisition Merger. Prior to the Closing, Ashland and Marathon shall jointly prepare, and on the Closing Date, Merger Sub shall file with the Secretary of State of the State of Delaware, a certificate of merger or other appropriate documents (in any such case, the “Acquisition Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and the DLLCA and shall make all other filings or recordings required under the DGCL and the DLLCA. The Acquisition Merger shall become effective at such time as the Acquisition Certificate of Merger is duly filed with such Secretary of State, or at such later time on the Closing Date as Ashland and Marathon shall agree and specify in the Acquisition Certificate of Merger (the time the Acquisition Merger becomes effective being the “Acquisition Merger Effective Time”).

SECTION 4.02. Effects. The Acquisition Merger shall have the effects set forth in Section 18-209(g) of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Acquisition Merger Effective Time, all the properties, rights, privileges and powers of HoldCo immediately prior to the Acquisition Merger Effective Time shall vest in Merger Sub, and all debts, liabilities, obligations and duties of HoldCo immediately prior to the Acquisition Merger Effective Time shall become the debts, liabilities, obligations and duties of Merger Sub.

SECTION 4.03. Effect on Capital Stock. (a) At the Acquisition Merger Effective Time, by virtue of the Acquisition Merger and without any action on the part of the holder of any shares of HoldCo Common Stock or any membership interests in Merger Sub:

(i) subject to Section 5.01(e), each issued and outstanding share of HoldCo Common Stock shall be converted into the right to receive (x) one duly issued, fully paid and nonassessable share of New Ashland Inc. Common Stock and (y) a number of duly issued, fully paid and nonassessable shares of Marathon Common Stock equal to the Exchange Ratio (as defined in Section 4.03(b));

(ii) all of the limited liability company interests in Merger Sub issued and outstanding immediately prior to the Acquisition Merger Effective Time shall remain outstanding without change; and

(iii) each share of New Ashland Inc. Common Stock held by HoldCo immediately prior to the Acquisition Merger Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(b) The shares of New Ashland Inc. Common Stock and Marathon Common Stock to be issued upon the conversion of shares of HoldCo Common Stock pursuant to Section 4.03(a)(i) and cash in lieu of fractional shares of Marathon Common Stock as contemplated by Section 5.01(e) are referred to collectively as “Acquisition Merger Consideration”. As of the Acquisition Merger Effective Time, all such shares of

HoldCo Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate formerly representing the right to receive any such shares of HoldCo Common Stock pursuant to Section 2.04(b) shall cease to have any rights with respect thereto, except the right to receive, upon surrender of such certificate in accordance with Section 5.01, the Acquisition Merger Consideration, without interest. “Exchange Ratio” means $315,000,000 divided by the product of (x) the Fair Market Value and (y) the total number of shares of Ashland Common Stock issued and outstanding immediately prior to the Reorganization Merger Effective Time. “Fair Market Value” means an amount equal to the average of the closing sale prices per share for the Marathon Common Stock on the New York Stock Exchange (the “NYSE”), as reported in The Wall Street Journal, Northeastern edition, for each of the twenty consecutive trading days ending with the third complete trading day prior to the Closing Date (not counting the Closing Date) (the “Averaging Period”). Notwithstanding the foregoing, if the Board of Directors of Marathon (the “Marathon Board”) declares a dividend on the outstanding shares of Marathon Common Stock having a record date before the Closing Date but an ex-dividend date (based on “regular way” trading on the NYSE of shares of Marathon Common Stock) (the “Ex-Date”) that occurs after the first trading day of the Averaging Period, then for purposes of computing the Fair Market Value, the closing price on any trading day before the Ex-Date will be adjusted by subtracting therefrom the amount of such dividend. For purposes of the immediately preceding sentence, the amount of any noncash dividend will be the fair market value thereof on the payment date for such dividend as determined in good faith by mutual agreement of Ashland and Marathon.

(c) If, prior to the Acquisition Merger Effective Time, the outstanding shares of Marathon Common Stock shall have been reclassified or changed into, or exchanged for, securities other than Marathon Common Stock (including as a result of a merger), then, notwithstanding Section 4.03(a)(i) but subject to Section 5.01(e), each issued and outstanding share of HoldCo Common Stock shall be converted into the right to receive such other securities with the exchange ratio determined in accordance with Section 4.03(b), subject to such appropriate adjustments as shall be determined in good faith by mutual agreement of Ashland and Marathon.

(d) If, after the first trading day of the Averaging Period and prior to the Acquisition Merger Effective Time, the outstanding shares of Marathon Common Stock shall have been increased, decreased, changed into or exchanged for a different number of shares of Marathon Common Stock in any case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, combination or exchange of shares or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

SECTION 4.04. Limited Liability Company Agreement. The limited liability company agreement of Merger Sub as in effect immediately prior to the Acquisition Merger Effective Time shall be the limited liability company agreement of the business entity surviving the Acquisition Merger, Merger Sub, until thereafter changed or amended as provided therein or by applicable Law.

SECTION 4.05. Tax Treatment. The parties intend that (a) the Acquisition Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the rules and regulations promulgated thereunder, (b) HoldCo and Marathon will each be a “party” to such reorganization within the meaning of Section 368(b) of the Code and (c) this Agreement is intended to constitute a “plan of reorganization” for U.S. Federal income Tax purposes.

ARTICLE V

Exchange of HoldCo Certificates

SECTION 5.01. Exchange of Certificates. (a) Exchange Agent. (i) Promptly following the Acquisition Merger, New Ashland Inc. shall issue and deposit with an exchange agent designated by Ashland and reasonably acceptable to Marathon (the “Exchange Agent”), for the benefit of the holders of shares of HoldCo Common Stock, for exchange in accordance with this Article V, through the Exchange Agent, certificates representing the shares of New Ashland Inc. Common Stock issuable pursuant to Section 4.03 in exchange for outstanding shares of HoldCo Common Stock. New Ashland Inc. shall provide to the Exchange Agent following the Acquisition Merger Effective Time all the cash necessary to pay any dividends or other distributions with respect to New Ashland Inc. Common Stock in accordance with Section 5.01(c)(i).

(ii) Promptly following the Acquisition Merger Effective Time, Marathon shall issue and deposit with the Exchange Agent, for the benefit of the holders of shares of HoldCo Common Stock, for exchange in accordance with this Article V, through the Exchange Agent, certificates representing a number of shares of Marathon Common Stock equal to the product of (x) the total number of shares of Ashland Common Stock issued and outstanding immediately prior to the Reorganization Merger Effective Time and (y) the Exchange Ratio, rounded up to the nearest whole share. Marathon shall provide to the Exchange Agent (or, following the termination of the Exchange Fund pursuant to Section 5.01(f), to New Ashland Inc. so long as it is the record holder on the applicable record date of shares of Marathon Common Stock delivered to New Ashland Inc. upon such termination) following the Acquisition Merger Effective Time all the cash necessary to pay any dividends or other distributions in accordance with Section 5.01(c)(ii) (the shares of New Ashland Inc. Common Stock, together with the cash provided to pay any dividends or distributions with respect thereto, and the shares of Marathon Common Stock, together with the cash provided to pay any dividends or distributions with respect thereto, deposited with the Exchange Agent being hereinafter referred to as the “Exchange Fund”). For the purposes of such deposit, Marathon shall assume that there will not be any fractional shares of Marathon Common Stock.

(iii) The Exchange Agent shall, pursuant to irrevocable instructions delivered by New Ashland Inc. and Marathon, deliver the New Ashland Inc. Common Stock and the Marathon Common Stock contemplated to be issued pursuant to Section 4.03 and this Article V out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. As promptly as reasonably practicable after the Acquisition Merger Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates (each, a “Certificate”) that immediately prior to the Reorganization Merger Effective Time represented outstanding shares of Ashland Common Stock (other than holders of Dissenters’ Shares), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificate or Certificates shall pass, only upon delivery of the Certificate or Certificates to the Exchange Agent and shall be in such form and have such other provisions as New Ashland Inc. and Marathon may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificate or Certificates in exchange for Acquisition Merger Consideration. Upon surrender of a Certificate or Certificates for cancelation to the Exchange Agent or, following termination of the Exchange Fund pursuant to Section 5.01(f), New Ashland Inc., together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent or New Ashland Inc., as applicable, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor (i) a certificate or certificates representing the number of shares of New Ashland Inc. Common Stock that such holder has the right to receive pursuant to the provisions of Section 4.03 and this Article V, (ii) a certificate or certificates representing that number of whole shares of Marathon Common Stock that such holder has the right to receive pursuant to the provisions of Section 4.03 and this Article V, (iii) cash in lieu of fractional shares of Marathon Common Stock that such holder has the right to receive pursuant to Section 5.01(e) and (iv) any dividends or other distributions such holder has the right to receive pursuant to Section 5.01(c), and the Certificate or Certificates so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Ashland Common Stock or HoldCo Common Stock that is not registered in the transfer records of Ashland or HoldCo, (i) a certificate or certificates representing the appropriate number of shares of New Ashland Inc. Common Stock and (ii) a certificate or certificates representing the appropriate number of shares of Marathon Common Stock, together with a check for cash to be paid in lieu of fractional shares, may be issued and paid to a person other than the person in whose name the Certificate or Certificates so surrendered is registered, if such Certificate or Certificates shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance and payment shall pay any transfer or other Taxes required by reason of the issuance of shares of New Ashland Inc. Common Stock and Marathon Common Stock to a person other than the registered holder of such Certificate or Certificates or establish to the satisfaction of New Ashland Inc. that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 5.01, each Certificate shall be deemed at any time after the Acquisition Merger Effective Time to represent only the right to receive upon such surrender Acquisition Merger Consideration as contemplated by this Section 5.01. No interest shall be paid or accrue on any cash in lieu of fractional shares or accrued and unpaid dividends or distributions, if any, payable upon surrender of any Certificate.

(c) Distributions with Respect to Unexchanged Shares. (i) No dividends or other distributions with respect to shares of New Ashland Inc. Common Stock with a record date on or after the Closing Date shall be paid to the holder of any Certificate with respect to the shares of New Ashland Inc. Common Stock issuable upon surrender of such Certificate until the surrender of such Certificate in accordance with this Article V. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the certificate representing shares of New Ashland Inc. Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender, the amount of dividends or other distributions with a record date after the Closing Date theretofore paid with respect to such shares of New Ashland Inc. Common Stock, and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date on or after the Closing Date but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of New Ashland Inc. Common Stock.

(ii) No dividends or other distributions with respect to shares of Marathon Common Stock with a record date on or after the Closing Date shall be paid to the holder of any Certificate with respect to the shares of Marathon Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 5.01(e), until the surrender of such Certificate in accordance with this Article V. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the certificate representing whole shares of Marathon Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Marathon Common Stock to which such holder is entitled pursuant to Section 5.01(e) and the amount of dividends or other distributions with a record date on or after the Closing Date theretofore paid with respect to such whole shares of Marathon Common Stock and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date on or after the Closing Date but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Marathon Common Stock.

(d) No Further Ownership Rights in HoldCo Common Stock. The Acquisition Merger Consideration issued (and paid) upon conversion of any shares of HoldCo Common Stock in accordance with the terms of this Article V shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of HoldCo Common Stock, and after the Acquisition Merger Effective Time there shall be no further registration of transfers on the stock transfer books of the business entity surviving the Acquisition Merger, Merger Sub, of shares of HoldCo Common Stock that were outstanding immediately prior to the Acquisition Merger Effective Time. If, after the Acquisition Merger Effective Time, any Certificates are presented to New Ashland Inc. or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article V except as otherwise provided by applicable Law. Unless Marathon otherwise consents, the Acquisition Merger Consideration shall not be issued to any person who is an “affiliate” of Ashland for purposes of Rule 145 under the Securities Act of 1933, as amended (the “Securities Act”), on the date of the Ashland Shareholders Meeting, as determined from representations contained in the letters of transmittal to be delivered by former holders of shares of Ashland Common Stock pursuant to the provisions of Section 5.01(b) (a “Rule 145 Affiliate”), until Marathon has received a written agreement from such Rule 145 Affiliate substantially in the form attached hereto as Exhibit C; provided, however, that Marathon shall be solely responsible for any Losses (as defined in Section 13.01(a)) of any of the Ashland Parties and their respective affiliates and Representatives (in each case other than such Rule 145 Affiliate) to the extent resulting from, arising out of, or relating to, directly or indirectly, any refusal by Marathon to consent to the issuance of Acquisition Merger Consideration to any such Rule 145 Affiliate pursuant to this sentence.

(e) No Fractional Shares. (i) No certificates or scrip representing fractional shares of Marathon Common Stock shall be issued upon the conversion of HoldCo Common Stock pursuant to Section 4.03, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Marathon Common Stock. For purposes of this Section 5.01(e), all fractional shares to which a single record holder would be entitled shall be aggregated and calculations shall be rounded to three decimal places. Notwithstanding any other provision of this Agreement, each holder of Certificates who otherwise would be entitled to receive a fraction of a share of Marathon Common Stock (determined after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of such fractional part of a share of Marathon Common Stock multiplied by the Fair Market Value.

(ii) As promptly as practicable following the Acquisition Merger Effective Time, the Exchange Agent shall determine the excess of (A) the number of shares of Marathon Common Stock delivered to the Exchange Agent by Marathon pursuant to Section 5.01(a) over (B) the aggregate number of whole shares of Marathon Common Stock to be issued to holders of HoldCo Common Stock pursuant to Section 5.01(b) (such excess being herein called the “Excess Shares”). As promptly as practicable after such determination, Marathon shall deposit an amount into the Exchange Fund equal to the product of the number of Excess Shares multiplied by the Fair Market Value, and the Exchange Agent shall return certificates representing such Excess Shares to Marathon.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Certificates for six months after the Acquisition Merger Effective Time shall be delivered to or in accordance with the instructions of New Ashland Inc., upon demand, and any holder of a Certificate who has not theretofore complied with this Article V shall thereafter look only to New Ashland Inc. for payment of its claim for Acquisition Merger Consideration and any dividends or distributions with respect to New Ashland Inc. Common Stock or Marathon Common Stock, as applicable, as contemplated by Section 5.01(c).

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by New Ashland Inc., the execution of an indemnity reasonably satisfactory to New Ashland Inc. (and, if required by New Ashland Inc., the posting by such person of a bond in such reasonable amount as New Ashland Inc. may direct, as indemnity) against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Acquisition Merger Consideration with respect to the shares of HoldCo Common Stock formerly represented thereby, and any dividends or other distributions such holder has the right to receive in respect thereof, pursuant to this Agreement.

(h) Withholding Rights. Each of New Ashland Inc. and Marathon shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Certificates and any holder of Dissenters’ Shares such amounts as may be required to be deducted and withheld by New Ashland Inc. or Marathon, as applicable, with respect to the making of such payment under the Code or under any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Tax Authority (as defined in Section 14.02), New Ashland Inc. or Marathon, as applicable, will be treated as though it withheld an appropriate amount of the type of consideration otherwise payable pursuant to this Agreement to any holder of Certificates or Dissenters’ Shares, sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the appropriate Tax Authority. Such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares represented by the Certificates or Dissenters’ Shares, as the case may be, in respect of which such deduction and withholding was made.

(i) No Liability. None of the Ashland Parties, the Marathon Parties or the Exchange Agent shall be liable to any person in respect of any shares of New Ashland Inc. Common Stock (or dividends or distributions with respect thereto), Marathon Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to five years after the Acquisition Merger Effective Time (or immediately prior to such earlier date on which Acquisition Merger Consideration or any dividends or distributions with respect to New Ashland Inc. Common Stock or Marathon Common Stock as contemplated by Section 5.01(c) in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 6.05(b))), any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of New Ashland Inc., free and clear of all claims or interest of any person previously entitled thereto.

(j) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by New Ashland Inc., on a daily basis. Any interest and other income resulting from such investments shall be paid to New Ashland Inc.

ARTICLE VI

Representations and Warranties of the Ashland Parties

Ashland and New Ashland Inc., jointly and severally, represent and warrant to the Marathon Parties that, as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except as set forth in the disclosure letter, dated as of the date of this Agreement, from Ashland to Marathon (the “Ashland Disclosure Letter”); provided, however, that no item contained in any section of the Ashland Disclosure Letter shall be deemed to qualify, or disclose any exception to, any representation or warranty made in the last sentence of Section 6.03(e) or in Sections 6.04 or 6.11:

SECTION 6.01. Organization, Standing and Power. Ashland is duly organized, validly existing and in good standing under the Laws of the Commonwealth of Kentucky and has full corporate power and authority to own, lease and otherwise hold its properties and to conduct its businesses as presently conducted. Each Significant Ashland Subsidiary (as defined in this Section 6.01) is duly organized, validly existing and, to the extent such concept or a similar concept exists in the relevant jurisdiction, in good standing under the Laws of the jurisdiction in which it is organized and has full corporate or other entity power and authority to own, lease or otherwise hold its properties and to conduct its businesses as presently conducted. Each of Ashland and each Significant Ashland Subsidiary is duly qualified to do business and is in good standing (where applicable) in each jurisdiction where the nature of its business or its ownership or leasing of its properties makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have an Ashland Material Adverse Effect (as defined in Section 6.05(a)). Ashland has provided to Marathon true and complete copies of the articles of incorporation of Ashland, as amended to the date of this Agreement (as so amended, the “Ashland Charter”), and the by-laws of Ashland, as amended to the date of this Agreement (as so amended, the “Ashland By-laws”), and the comparable charter and organizational documents of each Significant Ashland Subsidiary, in each case as amended to the date of this Agreement. For purposes of this Agreement, a “Significant Ashland Subsidiary” means New Ashland LLC, New Ashland Inc., any subsidiary of Ashland that constitutes a significant subsidiary within the meaning of Rule 1-02 of Regulation S-X of the SEC and, prior to the Acquisition Merger Effective Time, HoldCo.

SECTION 6.02. Ashland Subsidiaries; Equity Interests. (a) All the outstanding shares of capital stock of, or other equity interests in, each Significant Ashland Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and are as of the date of this Agreement owned by Ashland, by another subsidiary of Ashland (an “Ashland Subsidiary”) or by Ashland and another Ashland Subsidiary, free and clear of all pledges, liens, charges, mortgages, security interests, encumbrances and adverse claims of any kind or nature whatsoever (collectively, “Liens”).

(b) Each of HoldCo, New Ashland LLC and New Ashland Inc., since the date of its formation, has not carried on any business or conducted any operations other than the execution of this Agreement, the other Transaction Agreements and the Ancillary Agreements to which it is a party, the performance of its obligations hereunder and thereunder and matters ancillary thereto. Except for any indebtedness for borrowed money and other liabilities assumed by HoldCo pursuant to the Transaction Agreements or the Ancillary Agreements, and except as otherwise expressly contemplated by the Transaction Agreements or the Ancillary Agreements, immediately prior to the Acquisition Merger, HoldCo will not have any indebtedness for borrowed money or any other liabilities (whether accrued, absolute, liquidated, unliquidated, fixed, contingent, disputed, undisputed, legal or equitable).

SECTION 6.03. Capital Structure. (a) The authorized capital stock of Ashland consists of 300,000,000 shares of Common Stock and 30,000,000 shares of Cumulative Preferred Stock (“Ashland Preferred Stock” and, together with the Ashland Common Stock, the “Ashland Capital Stock”). At the close of business on February 29, 2004, (i) 69,599,791 shares of Ashland Common Stock were issued and outstanding, (ii) 9,926,276 shares of Ashland Common Stock were reserved for issuance pursuant to Ashland Stock Plans (as defined in Section 14.02) and (iii) 500,000 shares of Series A Participating Cumulative Preferred Stock (“Ashland Series A Preferred Stock”) were reserved for issuance in connection with the rights (the “Ashland Rights”) issued pursuant to the Rights Agreement dated as of May 16, 1996 (as amended from time to time, the “Ashland Rights Agreement”), between Ashland and National City Bank, as Rights Agent. Except as set forth above, at the close of business on February 29, 2004, no shares of capital stock or other voting securities of Ashland were issued, reserved for issuance or outstanding. There are no outstanding Ashland SARs (as defined in Section 14.02) that were not granted in tandem with a related Ashland Employee Stock Option. No shares of Ashland Capital Stock are held by Ashland as treasury stock. All outstanding shares of Ashland Capital Stock are, and all such shares that may be issued prior to the Closing will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the KBCA, the Ashland Charter, the Ashland By-laws or any Contract (as defined in Section 6.05(a)) to which Ashland is a party or otherwise bound. As of the date of this Agreement, there are not any bonds, debentures, notes or other indebtedness of Ashland having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Ashland Common Stock may vote (“Voting Ashland Debt”). None of HoldCo, New Ashland Inc. or New Ashland LLC owns or holds any shares of Ashland Capital Stock or any Voting Ashland Debt. Except as set forth above, as of the date of this Agreement, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Ashland or any Ashland Subsidiary is a party or by which any of them is bound (i) obligating Ashland or any Ashland Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, Ashland or any Ashland Subsidiary or any Voting Ashland Debt or (ii) obligating Ashland or any Ashland Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking. As of the date of this Agreement, there are not any outstanding contractual obligations or commitments of Ashland or any Ashland Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of Ashland or any Ashland Subsidiary.

(b) The authorized capital stock of HoldCo consists of 300,000,000 shares of HoldCo Common Stock, 100 shares of which have been duly authorized and validly issued, are fully paid and nonassessable and are owned by Ashland free and clear of any Lien. No shares of capital stock of HoldCo are held by HoldCo as treasury stock.

(c) As of the date of this Agreement, the authorized capital stock of New Ashland Inc. consists of 1,000 shares of Common Stock, of which 100 shares of Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and are owned by HoldCo free and clear of any Lien. Immediately prior to the Acquisition Merger Effective Time, the authorized capital stock of New Ashland Inc. will consist of 300,000,000 shares of Common Stock and 30,000,000 shares of preferred stock, of which 100 shares of Common Stock will have been duly authorized and validly issued, fully paid and nonassessable and owned by HoldCo free and clear of any Lien, other than any Lien (i) pursuant to the HoldCo Borrowing arrangements or (ii) in favor of any Marathon Party or any of their respective subsidiaries or affiliates.

(d) All of the membership interests in New Ashland LLC are owned by HoldCo free and clear of any Lien, other than any Lien (i) pursuant to the HoldCo Borrowing arrangements or (ii) in favor of any Marathon Party or any of their respective subsidiaries or affiliates.

(e) Immediately prior to the MAP Partial Redemption, all of Ashland’s Membership Interest will be owned by Ashland free and clear of any Lien. Immediately prior to the Acquisition Merger, all of Ashland’s Membership Interest that has not been redeemed pursuant to the MAP Partial Redemption will be owned by HoldCo free and clear of any Lien, other than any Lien (i) pursuant to the HoldCo Borrowing arrangements or (ii) in favor of any Marathon Party or any of their respective subsidiaries or affiliates. Upon consummation of the Transactions, all of Ashland’s Membership Interest shall be vested in one or more of the Marathon Parties and shall thereafter be the property of one or more of the Marathon Parties (assuming such Marathon Parties have the requisite power and authority to be the lawful owners of Ashland’s Membership Interest), free and clear of any Lien, other than any Lien (i) pursuant to the HoldCo Borrowing arrangements, (ii) in favor of any Marathon Party or any of their respective subsidiaries or affiliates or (iii) arising from actions or inactions of any of the Marathon Parties or their affiliates (and not of any of the Ashland Parties or their affiliates).

SECTION 6.04. Authority; Execution and Delivery; Enforceability. (a) Each Ashland Party has all requisite corporate or limited liability company power and authority to execute and deliver the Transaction Agreements, and the other agreements and instruments to be executed and delivered in connection with the Transaction Agreements (the “Ancillary Agreements”), to which it is, or is specified to be, a party and to consummate the Transactions. The execution and delivery by each Ashland Party of each Transaction Agreement and Ancillary Agreement to which it is, or is specified to be, a party and the consummation by each Ashland Party of the Transactions to be consummated by it under the Transaction Agreements and the Ancillary Agreements have been duly authorized by all necessary corporate or limited liability company action on the part of each Ashland Party subject to receipt of the Ashland Shareholder Approval (as defined in Section 6.04(b)). Each Ashland Party has duly executed and delivered each Transaction Agreement to which it is a party, and each Transaction Agreement to which it is a party constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms. As of the Closing Date, each Ashland Party will have duly executed and delivered each Ancillary Agreement to which it is a party, and each Ancillary Agreement to which it is a party will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms.

(b) The Ashland Board, at a meeting duly called and held, duly and unanimously adopted resolutions: (i) adopting and approving the Transaction Agreements, the Ancillary Agreements and the Transactions; (ii) determining that the terms of the Transactions are fair to and in the best interests of Ashland and its shareholders; and (iii) recommending that Ashland’s shareholders approve the Transaction Agreements and the Transactions (including the plan of merger for the Reorganization Merger and the proposed transfer of Ashland’s interests in MAP, LOOP LLC and LOCAP LLC, as well as the Maleic Business and the VIOC Centers, provided for in the Transaction Agreements). The only vote of holders of any class or series of Ashland Capital Stock necessary to approve and adopt the Transaction Agreements and the Transactions is the approval of the Transaction Agreements and the Transactions (including the plan of merger for the Reorganization Merger and the proposed transfer of Ashland’s interests in MAP, LOOP LLC and LOCAP LLC, as well as the Maleic Business and the VIOC Centers, provided for in the Transaction Agreements) by the holders of a majority of the outstanding Ashland Common Stock (the “Ashland Shareholder Approval”).

(c) The Board of Directors of HoldCo has duly and unanimously adopted resolutions: (i) approving and declaring advisable the Transaction Agreements and the Ancillary Agreements to which HoldCo is a party, and approving the Transactions; (ii) determining that the terms of the Transactions to which HoldCo is a party are fair to and in the best interests of HoldCo and Ashland, its sole shareholder; and (iii) recommending that Ashland, HoldCo’s sole shareholder, adopt the Transaction Agreements to which HoldCo is a party. Ashland, as the sole shareholder of HoldCo, has duly approved and adopted the Transaction Agreements to which HoldCo is a party.

(d) The New Ashland Board has duly and unanimously adopted resolutions: (i) adopting and approving the Transaction Agreements and the Ancillary Agreements to which New Ashland Inc. is a party, and adopting and approving the Transactions; (ii) determining that the terms of the Transactions to which New Ashland Inc. is a party are fair to and in the best interests of New Ashland Inc. and HoldCo, its sole shareholder; and (iii) recommending that HoldCo, New Ashland Inc.’s sole shareholder, approve the Transaction Agreements to which New Ashland Inc. is a party. HoldCo, as the sole shareholder of New Ashland Inc., has duly approved the Transaction Agreements to which New Ashland Inc. is a party.

(e) HoldCo, as the sole member of New Ashland LLC, has approved the Transaction Agreements to which New Ashland LLC is a party.

SECTION 6.05. No Conflicts; Consents. (a) The execution and delivery by each Ashland Party of each Transaction Agreement to which it is a party do not, the execution and delivery of each Ancillary Agreement to which it is specified to be a party will not, and the consummation of the Transactions to be consummated by it under the Transaction Agreements and the Ancillary Agreements and compliance with the terms of the Transaction Agreements and the Ancillary Agreements will not, conflict with, or result in any breach or violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Ashland or any Ashland Subsidiary under, any provision of (i) the Ashland Charter, the Ashland By-laws or the comparable charter or organizational documents of any Ashland Subsidiary, (ii) any contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument (a “Contract”) to which Ashland or any Ashland Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 6.05(b), any judgment, order or decree (“Judgment”) or statute, law, ordinance, rule or regulation (“Law”) applicable to Ashland or any Ashland Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on the ability of any Ashland Party to perform its obligations under the Transaction Agreements and the Ancillary Agreements or on the ability of any Ashland Party to consummate the Transactions (an “Ashland Material Adverse Effect”).

(b) No consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or permit from, any Federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (each, a “Governmental Entity”), is required to be obtained or made by or with respect to Ashland or any Ashland Subsidiary in connection with the execution, delivery and performance of any Transaction Agreement or Ancillary Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) the filing with the Securities and Exchange Commission (the “SEC”) of (A) a joint registration statement on Form S-4 (the “Ashland Form S-4”) in connection with the issuance by HoldCo of HoldCo Common Stock in connection with the Reorganization Merger (the “HoldCo Share Issuance”) and the issuance by New Ashland Inc. of New Ashland Inc. Common Stock in the Acquisition Merger (the “New Ashland Inc. Share Issuance”), (B) a registration statement on Form S-4 (the “Marathon Form S-4” and, together with the Ashland Form S-4, the “Forms S-4”) in connection with the issuance by Marathon of Marathon Common Stock in connection with the Acquisition Merger (the “Marathon Share Issuance”), (C) a proxy or information statement relating to the approval of the Transaction Agreements and the Transactions by Ashland’s shareholders (the “Proxy Statement”) and (D) such reports under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with the Transaction Agreements, the

Ancillary Agreements or the Transactions, (iii) (A) the filing of the Reorganization Articles of Merger with the Secretary of State of the Commonwealth of Kentucky, (B) the filing of the Conversion Articles of Merger with the Secretary of State of the Commonwealth of Kentucky, (C) the filing of the Acquisition Certificate of Merger with the Secretary of State of the State of Delaware and (D) appropriate documents with the relevant authorities of the other jurisdictions in which Ashland is qualified to do business, (iv) such filings as may be required in connection with Taxes and (v) such other Consents, registrations, declarations, filings and permits (A) required solely by reason of the participation of any Marathon Party (as opposed to any third party) in the Transactions or (B) the failure of which to obtain or make that, individually or in the aggregate, have not had and would not reasonably be expected to have an Ashland Material Adverse Effect.

(c) Ashland and the Ashland Board have taken all action necessary to (i) render the Ashland Rights inapplicable to the Transaction Agreements, the Ancillary Agreements and the Transactions; and (ii) ensure that (A) none of the Marathon Parties, nor any of their affiliates or associates, is or will become an “Acquiring Person” (as defined in the Ashland Rights Agreement) by reason of the Transaction Agreements, the Ancillary Agreements or the Transactions and (B) a “Distribution Date” (as defined in the Ashland Rights Agreement) shall not occur by reason of the Transaction Agreements, the Ancillary Agreements or the Transactions.

SECTION 6.06. SEC Documents; Undisclosed Liabilities. (a) Ashland has filed all reports, schedules, forms, statements and other documents (including exhibits and amendments thereto) required to be filed by Ashland with the SEC since October 1, 2003, pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act (the “Ashland SEC Documents”).

(b) As of its respective date, each Ashland SEC Document complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such Ashland SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Ashland SEC Document has been revised or superseded by a later filed Ashland SEC Document, none of the Ashland SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The consolidated financial statements of Ashland included in the Ashland SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and on that basis fairly present in all material respects the consolidated financial position of Ashland and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited interim financial statements, to normal year-end audit adjustments).

(c) Except as disclosed in the Ashland SEC Documents, as of the date of this Agreement neither Ashland nor any Ashland Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, liquidated, unliquidated, fixed, contingent, disputed, undisputed, legal or equitable) required by GAAP to be set forth on a consolidated balance sheet of Ashland and its consolidated subsidiaries or disclosed in the notes thereto and that, individually or in the aggregate, would reasonably be expected to have an Ashland Material Adverse Effect.

(d) Notwithstanding anything to the contrary contained in this Section 6.06, the Ashland Parties do not make any representation or warranty as to the financial statements, financial position, results of operations or cash flows of MAP, as to any other statement, omission or information relating to MAP included or incorporated by reference in the Ashland SEC Documents, or as to the business, assets, liabilities, condition (financial or otherwise), operations or prospects of MAP.

SECTION 6.07. Absence of Certain Changes or Events. From the date of the most recent financial statements included in the Ashland SEC Documents filed and publicly available prior to the date of this Agreement, to the date of this Agreement, there has not been:

(i) any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have an Ashland Material Adverse Effect;

(ii) any declaration, setting aside or payment of any dividends on, or any other distributions in respect of, any Ashland Capital Stock, other than regular quarterly cash dividends with respect to the Ashland Common Stock, not in excess of 27.5 cents per share, with usual declaration, record and payment dates and in accordance with Ashland’s past dividend policy; or

(iii) any repurchase, redemption or other acquisition for value by Ashland of any Ashland Capital Stock.

SECTION 6.08. Information Supplied. None of the information supplied or to be supplied by or on behalf of any Ashland Party for inclusion or incorporation by reference in (i) the Forms S-4 will, at the time the Forms S-4 are filed with the SEC, at any time the Forms S-4 are amended or supplemented or at the time the same become effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to Ashland’s shareholders or at the time of the Ashland Shareholders Meeting (as defined in Section 9.01(e), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Ashland Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, and the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, in each case except that no representation is made by any Ashland Party with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of any Marathon Party for inclusion or incorporation by reference therein.

SECTION 6.09. Brokers. No broker, investment banker, financial advisor or other person, other than Credit Suisse First Boston LLC and Houlihan Lokey Howard & Zukin (“HLHZ”), the fees and expenses of which will be paid by Ashland (except as otherwise contemplated by Section 9.03(d)(i)), and Morgan Joseph & Co., Inc., the fees and expenses of which will be paid in accordance with Section 9.04(b), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any Ashland Party.

SECTION 6.10. Opinion of Financial Advisor. Ashland has received the opinion of Credit Suisse First Boston LLC, dated the date of this Agreement, to the effect that, as of such date, the consideration to be received in the Acquisition Merger by the holders of Ashland Common Stock (other than Marathon and its affiliates) is fair to such holders from a financial point of view.

SECTION 6.11. Solvency Matters. (a) Ashland has received two solvency opinions of American Appraisal Associates, Inc. (“AAA”), copies of which are included in Section 7.11 of the Marathon Disclosure Letter (the “Initial AAA Opinions”), and the solvency opinion of HLHZ, a copy of which is included in Section 6.11 of the Ashland Disclosure Letter (the “Initial HLHZ Opinion” and, together with the Initial AAA Opinions, the “Initial Opinions”).

(b) As of the date of this Agreement, Ashland does not, and as of the Closing Date New Ashland Inc. will not, have any intention to declare a dividend or distribution or to complete a share repurchase using, directly or indirectly, proceeds received from the MAP Partial Redemption or the Capital Contribution; provided, however, that it is understood that New Ashland Inc. may pay cash dividends after the Closing consistent with historical cash dividends paid by Ashland prior to the Closing.

(c) As of the date of this Agreement, Ashland intends, and as of the Closing Date New Ashland Inc. will intend, to use the cash proceeds of the Capital Contribution pursuant to Section 1.03(b) only (i) for the uses described in the definition of Ashland Debt Obligation Amount or (ii) to pay other obligations owed to any of their respective creditors, and to use the cash proceeds of the MAP Partial Redemption pursuant to Section 1.01 only for the purposes described in clauses (i) and (ii) of this Section 6.11(c) and for general corporate purposes (including, potentially, business acquisitions) not inconsistent with Section 6.11(b).

(d) As of the Closing Date, Ashland, before consummation of the Transactions, and New Ashland Inc., after giving effect to the Transactions, will not be insolvent, as insolvency is defined under any of the Uniform Fraudulent Transfer Act, as approved by the National Conference of Commissioners on Uniform State Laws in 1984, as amended (the “UFTA”), the Uniform Fraudulent Conveyance Act, as approved by the National Conference of Commissioners on Uniform State Laws in 1918, as amended (the “UFCA”), and the U.S. Bankruptcy Code, Title 11 of the U.S.C., as amended (the “Bankruptcy Code”). Without limiting the generality of the foregoing, as of the Closing Date, with respect to each of Ashland, before consummation of the Transactions, and New Ashland Inc., after giving effect to the Transactions: (i) the sum of such entity’s debts will not be greater than all of such entity’s assets at a fair valuation (as such terms are defined in the UFTA), and the sum of such entity’s debts will not be greater than all of such entity’s property, at a fair valuation (as such terms are defined in the Bankruptcy Code); (ii) the present fair saleable value of such entity’s assets will not be less than the amount that will be required to pay such entity’s probable liability on its existing debts as they become absolute and matured (as such terms are defined in the UFCA); (iii) such entity will not intend to incur, or believe or reasonably should believe that it would incur, debts beyond its ability to pay as they become due (as such terms are defined in the UFTA), such entity will not intend or believe that it will incur debts beyond its ability to pay as they mature (as such terms are defined in the UFCA), and such entity will not intend to incur, or believe that it would incur, debts that would be beyond its ability to pay as such debts mature (as such terms are defined in the Bankruptcy Code); and (iv) such entity will not be engaged and will not be about to engage in a business or transaction for which the remaining assets of such entity are unreasonably small in relation to such business or transaction (as such terms are defined in the UFTA), such entity will not be engaged and will not be about to engage in a business or transaction for which the property remaining in such entity’s hands is an unreasonably small capital (as such terms are defined in the UFCA), and such entity will not be engaged in business or a transaction, and will not be about to engage in business or a transaction, for which any property remaining with such entity is an unreasonably small capital (as such terms are defined in the Bankruptcy Code).

(e) To Ashland’s knowledge, the information provided orally or in writing to AAA by or on behalf of any Ashland Party relating to the Ashland Parties in connection with the delivery by AAA to Ashland and Marathon of the Initial AAA Opinions and the Bring-Down AAA Opinions (as defined in Section 10.01(g)) (including the information contained in the data rooms identified in the Initial AAA Opinions and any similar data rooms made available to AAA after the date of this Agreement), together with the information in the Ashland SEC Documents (as such information has been revised or superseded by a later filed Ashland SEC Document or other information that has been provided to AAA), taken as a whole, does not and will not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in any case in which AAA would be led to deliver the Bring-Down AAA Opinions when AAA would not do so in the absence of such untrue statement or omission. Notwithstanding the foregoing, while Ashland and New Ashland Inc. represent and warrant that the projections, forecasts and other forward-looking materials relating to the Ashland Parties and so provided to AAA have been prepared and furnished to AAA in good faith and were based on facts and assumptions believed by Ashland and New Ashland Inc. to be reasonable, the parties acknowledge that: (i) there may be differences between actual results and the results indicated in such projections, forecasts and other forward-looking materials; (ii) those differences may be material; and (iii) Ashland and New Ashland Inc. do not represent or warrant that there will be no such differences. Notwithstanding anything to the contrary contained in this Section 6.11(e), the Ashland Parties do not make any representation or warranty as to the financial statements, financial position, results of operations or cash flows of MAP, as to any other statement, omission or information relating to MAP, or as to the business, assets, liabilities, condition (financial or otherwise), operations or prospects of MAP.

(f) All Working Papers (as defined in Section 14.02) of HLHZ, relating to its engagement by Ashland have been made available to Marathon and its Representatives.

ARTICLE VII

Representations and Warranties of the Marathon Parties

Marathon represents and warrants to the Ashland Parties that, as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except as set forth in the disclosure letter, dated as of the date of this Agreement, from Marathon to Ashland (the “Marathon Disclosure Letter”); provided, however, that no item contained in any section of the Marathon Disclosure Letter shall be deemed to qualify, or disclose any exception to, any representation or warranty made in Sections 7.04 or 7.11:

SECTION 7.01. Organization, Standing and Power. Marathon is duly organized, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to own, lease and otherwise hold its properties and to conduct its businesses as presently conducted. Each Significant Marathon Subsidiary (as defined in this Section 7.01) is duly organized, validly existing and, to the extent such concept or a similar concept exists in the relevant jurisdiction, in good standing under the Laws of the jurisdiction in which it is organized and has full corporate or other entity power and authority to own, lease or otherwise hold its properties and to conduct its businesses as presently conducted. Each of Marathon and each Significant Marathon Subsidiary is duly qualified to do business and is in good standing (where applicable) in each jurisdiction where the nature of its business or its ownership or leasing of its properties makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have a Marathon Material Adverse Effect (as defined in Section 7.05(a)). Marathon has provided to Ashland true and complete copies of the certificate of incorporation of Marathon, as amended to the date of this Agreement (as so amended, the “Marathon Charter”), and the by-laws of Marathon, as amended to the date of this Agreement (as so amended, the “Marathon By-laws”), and the comparable charter and organizational documents of each Significant Marathon Subsidiary, in each case as amended to the date of this Agreement. For purposes of this Agreement, a “Significant Marathon Subsidiary” means Marathon Company, Merger Sub, MAP and any subsidiary of Marathon that constitutes a significant subsidiary within the meaning of Rule 1-02 of Regulation S-X of the SEC.

SECTION 7.02. Marathon Subsidiaries; Equity Interests. (a) All the outstanding shares of capital stock of, or other equity interests in, each Significant Marathon Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and are as of the date of this Agreement owned by Marathon, by another subsidiary of Marathon (a “Marathon Subsidiary”) or by Marathon and another Marathon Subsidiary, free and clear of all Liens.

(b) Merger Sub, since the date of its formation, has not carried on any business or conducted any operations other than the execution of this Agreement, the other Transaction Agreements and the Ancillary Agreements to which it is a party, the performance of its obligations hereunder and thereunder and matters ancillary thereto.

SECTION 7.03. Capital Structure. (a) The authorized capital stock of Marathon consists of 550,000,000 shares of Marathon Common Stock and 26,000,000 shares of preferred stock, without par value (“Marathon Preferred Stock” and, together with the Marathon Common Stock, the “Marathon Capital Stock”). At the close of business on February 29, 2004, (i) 310,740,454 shares of Marathon Common Stock were issued and outstanding, (ii) 1,425,524 shares of Marathon Common Stock were held by Marathon in its treasury and (iii) 37,788,193 shares of Marathon Common Stock were reserved for issuance pursuant to Marathon Stock Plans (as defined in Section 14.02). Except as set forth above, at the close of business on February 29, 2004, no shares of capital stock or other voting securities of Marathon were issued, reserved for issuance or outstanding. There are no outstanding Marathon SARs (as defined in Section 14.02) that were not granted in tandem with a related Marathon Employee Stock Option. All outstanding shares of Marathon Capital Stock are, and all such shares that may be issued prior to the Acquisition Merger Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Marathon Charter, the Marathon By-laws or any Contract to which Marathon is a party or otherwise bound. As of the date of this Agreement, there are not any bonds, debentures, notes or other indebtedness of Marathon having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Marathon Common Stock may vote (“Voting Marathon Debt”). Except as set forth above, as of the date of this Agreement, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Marathon or any Marathon Subsidiary is a party or by which any of them is bound (i) obligating Marathon or any Marathon Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, Marathon or any Marathon Subsidiary or any Voting Marathon Debt or (ii) obligating Marathon or any Marathon Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking. As of the date of this Agreement, there are not any outstanding contractual obligations or commitments of Marathon or any Marathon Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of Marathon or any Marathon Subsidiary.

(b) All of the membership interests in Merger Sub are owned by Marathon free and clear of any Lien.

SECTION 7.04. Authority; Execution and Delivery; Enforceability. (a) Each Marathon Party has all requisite corporate or limited liability company power and authority to execute and deliver the Transaction Agreements and the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the Transactions. For all purposes of the Put/Call Agreement (as defined in Section 12.04) and the Insurance Indemnity Agreement referred to in Section 12.05, including for purposes of amending the Put/Call Agreement as provided in Section 12.04 of this Agreement and terminating the Insurance Indemnity Agreement as provided in Section 12.05, Marathon is a party to the Put/Call Agreement and the Insurance Indemnity Agreement as the successor and assign of USX (as defined in the Put/Call Agreement). The execution and delivery by each Marathon Party of each Transaction Agreement and Ancillary Agreement to which it is, or is specified to be, a party and the consummation by each Marathon Party of the Transactions to be consummated by it under the Transaction Agreements and the Ancillary Agreements have been duly authorized by all necessary corporate or limited liability company action on the part of each Marathon Party. Each Marathon Party has duly executed and delivered each Transaction Agreement to which it is a party, and each Transaction Agreement to which it is a party constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms. As of the Closing Date, each Marathon Party will have duly executed and delivered each Ancillary Agreement to which it is a party, and each Ancillary Agreement to which it is a party will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms.

(b) The Marathon Board duly and unanimously adopted resolutions: (i) approving the Transaction Agreements, the Ancillary Agreements and the Transactions; and (ii) determining that the terms of the Transactions are fair to and in the best interests of Marathon and its shareholders.

(c) The Board of Directors of Marathon Company (the “Marathon Company Board”), at a meeting duly called and held or by written consent, duly and unanimously adopted resolutions: (i) approving the Transaction Agreements, the Ancillary Agreements and the Transactions; and (ii) determining that the terms of the Transactions are fair to and in the best interests of Marathon Company and Marathon, its sole shareholder.

(d) Marathon, as the sole member of Merger Sub, has approved the Transaction Agreements, the Ancillary Agreements and the Transactions to which Merger Sub is, or is specified to be, a party.

SECTION 7.05. No Conflicts; Consents. (a) The execution and delivery by each Marathon Party of each Transaction Agreement to which it is a party do not, the execution and delivery of each Ancillary Agreement to which it is specified to be a party will not, and the consummation of the Transactions to be consummated by it under the Transaction Agreements and the Ancillary Agreements and compliance with the terms of the Transaction Agreements and the Ancillary Agreements will not, conflict with, or result in any breach or violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Marathon or any Marathon Subsidiary under, any provision of (i) the Marathon Charter, the Marathon By-laws or the comparable charter or organizational documents of any Marathon Subsidiary, (ii) any Contract to which Marathon or any Marathon Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 7.05(b), any Judgment or Law applicable to Marathon or any Marathon Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on the ability of any Marathon Party to perform its obligations under the Transaction Agreements and the Ancillary Agreements or on the ability of any Marathon Party to consummate the Transactions (a “Marathon Material Adverse Effect”).

(b) No Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to Marathon or any Marathon Subsidiary in connection with the execution, delivery and performance of any Transaction Agreement or Ancillary Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Forms S-4 and (B) such reports under Sections 13 and 16 of the Exchange Act as may be required in connection with the Transaction Agreements, the Ancillary Agreements or the Transactions, (iii) the filing of the Acquisition Certificate of Merger with the Secretary of State of the State of Delaware, (iv) such filings as may be required in connection with Taxes and (v) such other Consents, registrations, declarations, filings and permits (A) required solely by reason of the participation of any Ashland Party (as opposed to any third party) in the Transactions or (B) the failure of which to obtain or make that, individually or in the aggregate, have not had and would not reasonably be expected to have a Marathon Material Adverse Effect.

(c) The Rights Agreement between Marathon and National City Bank, as Rights Agent, dated as of September 28, 1998, as amended on July 2, 2001 and January 29, 2003 (the “Marathon Rights Agreement”), expired on January 31, 2003, and Marathon has not, as of the date of this Agreement, entered into or adopted any other rights agreement.

SECTION 7.06. SEC Documents; Undisclosed Liabilities. (a) Marathon has filed all reports, schedules, forms, statements and other documents (including exhibits and amendments thereto) required to be filed by Marathon with the SEC since January 1, 2004 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act (the “Marathon SEC Documents”).

(b) As of its respective date, each Marathon SEC Document complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such Marathon SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Marathon SEC Document has been revised or superseded by a later filed Marathon SEC Document, none of the Marathon SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The consolidated financial statements of Marathon included in the Marathon SEC Documents comply as to form in all material respects with applicable accounting requirements, and the published rules and regulations of the SEC, with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and on that basis fairly present in all material respects the consolidated financial position of Marathon and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited interim financial statements, to normal year-end audit adjustments).

(c) Except as disclosed in the Marathon SEC Documents, as of the date of this Agreement neither Marathon nor any Marathon Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, liquidated, unliquidated, fixed, contingent, disputed, undisputed, legal or equitable) required by GAAP to be set forth on a consolidated balance sheet of Marathon and its consolidated subsidiaries or disclosed in the notes thereto and that, individually or in the aggregate, would reasonably be expected to have a Marathon Material Adverse Effect.

(d) Notwithstanding anything to the contrary contained in this Section 7.06, the Marathon Parties do not make any representation or warranty as to the financial statements, financial position, results of operations or cash flows of MAP, as to any other statement, omission or information relating to MAP included or incorporated by reference in the Marathon SEC Documents, or as to the business, assets, liabilities, condition (financial or otherwise), operations or prospects of MAP.

SECTION 7.07. Absence of Certain Changes or Events. From the date of the most recent financial statements included in the Marathon SEC Documents filed and publicly available prior to the date of this Agreement, to the date of this Agreement, there has not been:

(i) any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Marathon Material Adverse Effect;

(ii) any declaration, setting aside or payment of any dividends on, or any other distributions in respect of, any Marathon Capital Stock, other than regular quarterly cash dividends with respect to the Marathon Common Stock, not in excess of 25 cents per share, with usual declaration, record and payment dates and in accordance with Marathon’s past dividend policy; or

(iii) any repurchase, redemption or other acquisition for value by Marathon of any Marathon Capital Stock.

SECTION 7.08. Information Supplied. None of the information supplied or to be supplied by or on behalf of any Marathon Party for inclusion or incorporation by reference in (i) the Forms S-4 will, at the time the Forms S-4 are filed with the SEC, at any time the Forms S-4 are amended or supplemented or at the time the same become effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to Ashland’s shareholders or at the time of the Ashland Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Marathon Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation is made by any Marathon Party with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of any Ashland Party for inclusion or incorporation by reference therein.

SECTION 7.09. Brokers. No broker, investment banker, financial advisor or other person, other than Citigroup Global Markets Inc. and AAA, the fees and expenses of which will be paid by Marathon (except as otherwise contemplated by Section 9.03(d)(i)), and Morgan Joseph & Co., Inc., the fees and expenses of which will be paid in accordance with Section 9.04(b), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any Marathon Party.

SECTION 7.10. Opinion of Financial Advisor. Marathon has received the opinion of Citigroup Global Markets Inc., dated the date of this Agreement, to the effect that, as of such date, the consideration to be provided by the Marathon Parties in the Transactions is fair to Marathon from a financial point of view.

SECTION 7.11. Solvency Opinions. Marathon has received the Initial Opinions. All Working Papers of AAA relating to the Initial AAA Opinions have been made available to Ashland.

SECTION 7.12. MAP Accounts Receivable. To the knowledge of Marathon and MAP, the information provided orally or in writing to Ashland and its Representatives by or on behalf of MAP relating to MAP accounts receivable in connection with Ashland’s evaluation of the Distributed Receivables, taken as a whole, does not and will not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. At the Closing, MAP will transfer to Ashland all of MAP’s rights, title and interests in and to the Distributed Receivables.

SECTION 7.13. Employee Benefits. Marathon intends to, or to cause one or more of its subsidiaries to, provide to the Transferred Maleic Business Employees (as defined in the Maleic Agreement) compensation and benefits in accordance with Section 4.03(j) of the Maleic Agreement and to the Transferred VIOC Centers Employees (as defined in the VIOC Agreement) retirement benefits in accordance with Section 4.03(g) of the VIOC Agreement.

ARTICLE VIII

Covenants Relating to Conduct of Business

SECTION 8.01. Conduct of Business. (a) Conduct of Business by Ashland. Except for matters set forth in the Ashland Disclosure Letter or otherwise expressly contemplated or permitted by the Transaction Agreements or the Ancillary Agreements, from the date of this Agreement to the Acquisition Merger Effective Time, Ashland shall not, and shall not permit any Ashland Subsidiary to, without the prior written consent of Marathon, take any action (including amending its certificate of incorporation, by-laws or other comparable charter or organizational documents, or authorizing, or committing or agreeing to make, any such amendment) that would reasonably be expected to have an Ashland Material Adverse Effect. In addition, and without limiting the generality of the foregoing, from the date of this Agreement to the Closing Date, Ashland shall not, and shall not permit any Ashland Subsidiary to, do any of the following without the prior written consent of Marathon:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any Ashland Capital Stock, other than regular quarterly cash dividends with respect to the Ashland Common Stock, not in excess of 27.5 cents per share, with usual declaration, record and payment dates and in accordance with Ashland’s past dividend policy, in each case other than pursuant to the Ashland Rights Agreement;

(ii) repurchase, redeem or otherwise acquire for value any Ashland Capital Stock;

(iii) reclassify any Ashland Capital Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Ashland Capital Stock, in any such case that would (A) have an Ashland Material Adverse Effect or (B) require an amendment to this Agreement, other than, in the case of clause (B), pursuant to the Ashland Rights Agreement;

(iv) issue, grant, deliver, sell, pledge or dispose of any Voting Ashland Debt or any securities convertible or exchangeable into or exercisable for, or any rights, warrants, calls or options to acquire, any shares of Ashland Common Stock or Voting Ashland Debt, in any such case that would (A) have an Ashland Material Adverse Effect or (B) require an amendment to this Agreement; or

(v) authorize, or commit or agree to take, any of the foregoing actions.

(b) Conduct of Business by Marathon. Except for matters set forth in the Marathon Disclosure Letter or otherwise expressly contemplated or permitted by the Transaction Agreements or the Ancillary Agreements, from the date of this Agreement to the Acquisition Merger Effective Time, Marathon shall not, and shall not permit any Marathon Subsidiary to, without the prior written consent of Ashland, take any action (including amending its certificate of incorporation, by-laws or other comparable charter or organizational documents, or authorizing, or committing or agreeing to make, any such amendment) that would reasonably be expected to have a Marathon Material Adverse Effect.

(c) Conduct of Business by MAP. Except as otherwise expressly contemplated or permitted by the Transaction Agreements or the Ancillary Agreements, from the date of this Agreement to the Closing Date, the Ashland Parties and the Marathon Parties shall cause MAP and its subsidiaries to, and MAP and its subsidiaries shall, conduct their business in the ordinary course, in substantially the same manner as previously conducted (including with respect to cash distributions, capital expenditures, inventory levels, terms and conditions of receivables and payables, collection of receivables and payment of payables), and in accordance with the MAP Governing Documents (as defined in Section 14.02). In addition, and without limiting the generality of the foregoing, from the date of this Agreement to the Closing Date, the Ashland Parties and the Marathon Parties shall cause MAP and its subsidiaries not to, and MAP and its subsidiaries shall not, do any of the following without the prior written consent of Ashland:

(i) incur or assume any liabilities, obligations or indebtedness for borrowed money, or guarantee any such liabilities, obligations or indebtedness, other than in the ordinary course of business consistent with past practice;

(ii) buy out any lease, license or similar payment obligation or change any existing practices with respect to leasing, licensing or similar arrangements; or

(iii) authorize, or commit or agree to take, any of the foregoing actions.

The parties hereto acknowledge that the approval of Acquisition Expenditures, Capital Expenditures and such other expenditures of the type to be included in the Annual Capital Budget for any Fiscal Year that when taken together with (x) the other expenditures already approved as part of the Annual Capital Budget for such Fiscal Year and (y) all other expenditures already made in such Fiscal Year, would reasonably be expected to exceed the Normal Annual Capital Budget Amount for such Fiscal Year, constitutes a “Super Majority Decision” which requires the approval of the Board of Managers (as such terms are defined in the MAP LLC Agreement) pursuant to Section 8.07(b) of the MAP LLC Agreement (subject to certain exceptions set forth in the MAP LLC Agreement). Accordingly, from the date of this Agreement to the Closing Date, the approval of any such expenditures shall require the approval of the Board of Managers pursuant to Section 8.07(b) of the MAP LLC Agreement.

(d) Post-Closing Examination and Dispute Resolution. After the Closing, Ashland shall continue to have all the rights of a Member under Section 7.01 of the MAP LLC Agreement, as amended through the date of this Agreement (including pursuant to the MAP LLC Agreement Amendment), for purposes of auditing compliance with Sections 1.06 (Post-Closing True-Up), 8.01(c) (Conduct of Business by MAP), 9.09 (St. Paul Park Judgment and Plea Agreement; Plains Settlement) and 9.15 (MAP Partial Redemption Amount) of this Agreement and (ii) the provisions of the MAP LLC Agreement relating to distributions and loans to Ashland and Marathon Company. Any dispute regarding such compliance shall be resolved in accordance with the provisions of Article XIII of the MAP LLC Agreement, as in effect on the date of this Agreement. Any payment required as a result of such resolution shall not be subject to the limitations set forth in Sections 13.01(b) or 13.02(b) of this Agreement.

(e) Other Actions.

(i) Prior to the Closing, Ashland shall not, and shall not permit any of its subsidiaries to, take any action that would, or that is reasonably expected to, result in (A) the representations and warranties of the Ashland Parties set forth in this Agreement or any other Transaction Agreement becoming untrue or incorrect, other than such failures to be true and correct that, in the aggregate, have not had and would not reasonably be expected to have an Ashland Material Adverse Effect or (B) except as otherwise permitted by Section 8.02, any condition set forth in Article X not being satisfied.

(ii) Prior to the Closing, Marathon shall not, and shall not permit any of its subsidiaries to, take any action that would, or that is reasonably expected to, result in (A) the representations and warranties of the Marathon Parties set forth in this Agreement or any other Transaction Agreement becoming untrue or incorrect, other than such failures to be true and correct that, in the aggregate, have not had and would not reasonably be expected to have a Marathon Material Adverse Effect or (B) any condition set forth in Article X not being satisfied.

(f) Advice of Changes. Prior to the Closing, Ashland shall promptly advise Marathon in writing of any change or event that has had or would reasonably be expected to have an Ashland Material Adverse Effect and Marathon shall promptly advise Ashland in writing of any change or event that has had or would reasonably be expected to have a Marathon Material Adverse Effect.

SECTION 8.02. No Solicitation. (a) Ashland shall not, nor shall it authorize or permit any Ashland Subsidiary to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney, auditor or other advisor, agent or representative (collectively, “Representatives”) of, Ashland or any Ashland Subsidiary to, and on becoming aware of it will use its reasonable best efforts to stop such Ashland Subsidiary or Representative from continuing to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Competing Ashland Proposal (as defined in Section 8.02(e)), (ii) enter into any agreement with respect to any Competing Ashland Proposal or (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or cooperate with or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Competing Ashland Proposal; provided, however, that, prior to receipt of the Ashland Shareholder Approval (the “Cutoff Date”), Ashland and its Representatives may, in response to a bona fide written Competing Ashland Proposal that the Ashland Board determines, in good faith (after consultation with its financial advisor, inside counsel and outside counsel), constitutes or is reasonably likely to result in a Superior Proposal (as defined in Section 8.02(e)) that was not solicited by Ashland and that did not otherwise result from a breach or a deemed breach of this Section 8.02(a), and subject to compliance with Section 8.02(c), (x) furnish to the person making such Competing Ashland Proposal and its Representatives information with respect to Ashland, pursuant to a customary confidentiality agreement that does not contain terms that prevent Ashland from complying with its obligations under this Section 8.02, and information with respect to MAP in accordance with the MAP Governing Documents and (y) participate in discussions or negotiations with such person and its Representatives regarding any Competing Ashland Proposal.

(b) Neither the Ashland Board nor any committee thereof shall (i) withdraw or modify in a manner adverse to the Marathon Parties, or propose publicly to withdraw or modify in a manner adverse to the Marathon Parties, the adoption, approval or recommendation by the Ashland Board or any such committee of the Transaction Agreements or the Transactions or (ii) adopt, approve or recommend, or propose publicly to adopt, approve or recommend, any Competing Ashland Proposal. Notwithstanding the foregoing, if, prior to the Cutoff Date, the Ashland Board determines in good faith, after consultation with inside and outside counsel, that the failure to take such action would be reasonably likely to result in a breach of its fiduciary obligations under applicable Law, the Ashland Board may withdraw its adoption, approval or recommendation of the Transaction Agreements and the Transactions.

(c) Ashland promptly shall advise Marathon in writing of any Competing Ashland Proposal or any inquiry with respect to or that would reasonably be expected to lead to any Competing Ashland Proposal and the identity of the person making any such Competing Ashland Proposal or inquiry and, in the case of a Competing Ashland Proposal referred to in clause (i) or (ii) of the definition of “Competing Ashland Proposal”, the material terms and conditions of such Competing Ashland Proposal or inquiry, if any, that would reasonably be expected to prevent or materially delay the Transactions or, in the case of a Competing Ashland Proposal referred to in clause (iii) of the definition of “Competing Ashland Proposal”, all material terms and conditions of such Competing Ashland Proposal or inquiry, if any. Ashland shall keep Marathon reasonably informed on a timely basis of the status and, in the case of a Competing Ashland Proposal referred to in clause (i) or (ii) of the definition of “Competing Ashland Proposal”, the details of such Competing Ashland Proposal or inquiry, if any, that would reasonably be expected to prevent or materially delay the Transactions or, in the case of a Competing Ashland Proposal referred to clause (iii) of the definition of “Competing Ashland Proposal”, all the details of any such Competing Ashland Proposal or inquiry, if any. After the Cutoff Date, Ashland shall not be required to comply with this Section 8.02(c) in any instance to the extent that the Ashland Board determines in good faith, after consultation with inside and outside counsel, that such compliance would in such instance be reasonably likely to result in a breach of its fiduciary obligations under applicable Law.

(d) Nothing contained in this Agreement shall prohibit Ashland from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act (other than a position recommending acceptance under Rule 14e-2(a)(1) of a tender offer constituting a Competing Ashland Proposal) if, in the good faith judgment of the Ashland Board, after consultation with inside and outside counsel, failure so to disclose would be inconsistent with its obligations under applicable Law.

(e) For purposes of this Agreement:

“Competing Ashland Proposal” means (i) any proposal or offer for a merger, consolidation, share exchange, dissolution, recapitalization or other business combination involving Ashland, (ii) any proposal or offer to acquire in any manner, directly or indirectly, a majority of the equity securities or consolidated total assets of Ashland or (iii) any other proposal or offer to acquire any of Ashland’s Membership Interest, in any such case other than the Transactions and, in the case of clause (i) or (ii), that would reasonably be expected to prevent or materially delay the consummation of the Transactions.

“Superior Proposal” means any bona fide written Competing Ashland Proposal (other than a Competing Ashland Proposal referred to in clause (iii) of the definition thereof) which (i) the Ashland Board determines in good faith to be superior from a financial point of view to the holders of Ashland Common Stock than the Transactions (after consultation with Ashland’s financial advisor), taking into account all the terms and conditions of such Competing Ashland Proposal and the Transaction Agreements (including any proposal by Marathon to amend the terms of the Transaction Agreements) and (ii) that is reasonably capable of being completed, taking into account all legal, financial, regulatory, timing and other aspects of such Competing Ashland Proposal.

SECTION 8.03. Post-Closing Dividends, Distributions and Share Repurchases. From the Closing through the sixth anniversary of the Closing Date, New Ashland Inc. shall not authorize, pay or make any payment of a dividend or other distribution to its stockholders or repurchases of shares using, directly or indirectly, proceeds received from any aspect of the Transactions without the prior written consent of Marathon if, at the time of declaration or payment, New Ashland Inc. is or would be (after giving effect thereto) insolvent under any applicable fraudulent conveyance or transfer Law, as determined in good faith by the New Ashland Board in accordance with the fiduciary duties applicable to the New Ashland Board under any applicable Law, including KRS 271B.8-300 of the KBCA.

SECTION 8.04. Offerings of Marathon Common Stock. During the period beginning five business days prior to the first trading day of the Averaging Period and ending 30 days after the Closing Date, without the prior written consent of Ashland: (a) Marathon will not offer or sell any shares of Marathon Common Stock or securities convertible into or exchangeable or exercisable for any shares of Marathon Common Stock; (b) file with the SEC any registration statement under the Securities Act relating to any such offer or sale (other than a registration statement on Form S-8); or (c) publicly disclose, except as required by applicable Law, the intention to make any such offer, sale or filing; provided, however, that the provisions of this Section 8.04 shall not restrict or limit (i) issuances of Marathon Common Stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the fifth business day prior to the first trading day of the Averaging Period, (ii) grants of stock options to directors, officers, employees or consultants or (iii) issuances of Marathon Common Stock pursuant to the exercise of such options or otherwise pursuant to the Marathon Stock Plans. To the extent practicable, Marathon shall promptly notify Ashland if Marathon intends to make a public disclosure required by applicable Law as permitted by clause (c) of this Section 8.04.

ARTICLE IX

Additional Agreements

SECTION 9.01. Preparation of the Forms S-4 and the Proxy Statement; Shareholders Meeting; Form 8-A or Form 10. (a) As promptly as practicable following the date of this Agreement, Ashland and Marathon shall jointly prepare, and Ashland shall file with the SEC, the Proxy Statement in preliminary form, and New Ashland Inc. and HoldCo shall prepare and file with the SEC the Ashland Form S-4 and Marathon shall prepare and file with the SEC the Marathon Form S-4, in each of which the Proxy Statement will be included as a prospectus. Each of Ashland and Marathon shall use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement and the Forms S-4.

(b) Each of Ashland and Marathon shall use its reasonable best efforts to have the Forms S-4 declared effective under the Securities Act as promptly as practicable and on the same date. Ashland shall use its reasonable best efforts to cause the Proxy Statement to be mailed to Ashland’s shareholders as promptly as practicable after the Forms S-4 are declared effective under the Securities Act. The parties shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities Laws in connection with the Marathon Share Issuance, the HoldCo Share Issuance and the New Ashland Inc. Share Issuance, and Ashland shall furnish all information concerning Ashland and the holders of Ashland Common Stock and rights to acquire Ashland Common Stock pursuant to the Ashland Stock Plans as may be reasonably requested in connection with any such action. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or the Forms S-4, or for additional information and shall promptly supply each other with copies of all written correspondence and written or oral summaries of all material oral comments between such party or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Forms S-4 and the Transactions. Each of Ashland, Marathon, New Ashland Inc. and HoldCo shall cooperate and provide the other parties with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement and the Forms S-4 prior to filing such with the SEC, and each will provide the other parties with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Proxy Statement or the Forms S-4 shall be made without the approval of both Ashland and Marathon, which approval shall not be unreasonably withheld or delayed; provided that, with respect to documents filed by a party hereto that are incorporated by reference therein, this right of approval shall apply only with respect to information relating to (i) the other party or its business, financial condition or results of operations or (ii) the Transactions. Each of the parties shall promptly provide each other party with drafts of all written correspondence intended to be sent to the SEC in connection with the Transactions and, to the extent practicable, allow each such party the opportunity to comment thereon prior to delivery to the SEC.

(c) If prior to the Closing, any event occurs with respect to Ashland or any Ashland Subsidiary, or any change occurs with respect to other information supplied by or on behalf of Ashland for inclusion in the Proxy Statement or the Forms S-4 which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Forms S-4, Ashland shall promptly notify Marathon of such event, and Ashland and Marathon shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Forms S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to Ashland’s shareholders.

(d) If prior to the Closing, any event occurs with respect to Marathon or any Marathon Subsidiary, or any change occurs with respect to other information supplied by or on behalf of Marathon for inclusion in the Proxy Statement or the Forms S-4 which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Forms S-4, Marathon shall promptly notify Ashland of such event, and Marathon and Ashland shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Forms S-4, as required by Law, in disseminating the information contained in such amendment or supplement to Ashland’s Shareholders.

(e) Ashland shall, as promptly as practicable following the effectiveness of the Forms S-4, duly call, give notice of, convene and hold a meeting of its shareholders (the “Ashland Shareholders Meeting”) for the purpose of seeking the Ashland Shareholder Approval. Without limiting the generality of the foregoing, Ashland agrees that, to the fullest extent permitted by applicable Law, its obligations pursuant to the first sentence of this Section 9.01(e) shall not be affected by (i) the commencement, public proposal, public disclosure or other communication to Ashland of any Competing Ashland Proposal or (ii) the withdrawal of the Ashland Board’s adoption, approval or recommendation of the Transaction Agreements and the Transactions.

(f) Ashland shall use its reasonable best efforts to cause to be delivered to Marathon a letter of Ernst & Young LLP, Ashland’s independent public accountants, dated as of the date on which the Ashland Form S-4 shall become effective and addressed to Marathon, in form and substance reasonably satisfactory to Marathon and customary in scope and substance for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the Ashland Form S-4.

(g) Marathon shall use its reasonable best efforts to cause to be delivered to Ashland a letter of PricewaterhouseCoopers LLP, Marathon’s independent public accountants, dated as of the date on which the Marathon Form S-4 shall become effective and addressed to Ashland, in form and substance reasonably satisfactory to Ashland and customary in scope and substance for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the Marathon Form S-4.

(h) Ashland shall use its reasonable best efforts promptly to prepare and file with the SEC a registration statement on Form 8-A or Form 10, as applicable, under the Exchange Act in connection with the New Ashland Inc. Common Stock, including the associated Ashland Rights (the “Exchange Act Registration Statement”).

SECTION 9.02. Access to Information; Confidentiality. Prior to the Closing, each of Ashland and Marathon shall furnish promptly to the other party such information concerning its business, properties, assets, liabilities and personnel, and shall provide such other party and such other party’s officers, employees, agents and representatives, including personnel of MAP, access, at all reasonable times upon reasonable notice, to its and its subsidiaries’ facilities, records and personnel, as such other party may reasonably request; provided, however, that either party may withhold (i) any document or information that is subject to the terms of a confidentiality agreement with a third party, (ii) such portions of documents or information relating to pricing or other matters that are highly sensitive if the exchange of such documents (or portions thereof) or information, as determined by such party’s counsel, might reasonably result in antitrust difficulties for such party (or any of its affiliates) and/or (iii) any document or information that it reasonably believes constitutes information protected by attorney/client privilege if such privilege would be adversely affected by reason of being so provided. If any material is withheld by such party pursuant to the proviso to the preceding sentence, such party shall inform the other party as to the general nature of what is being withheld and otherwise make reasonable and appropriate substitute disclosure arrangements under the circumstances. All information exchanged pursuant to this Section 9.02 shall be subject to the confidentiality agreement dated March 28, 2003, between Ashland and Marathon (the “Confidentiality Agreement”).

SECTION 9.03. Reasonable Best Efforts; Notification. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, orders, authorizations and approvals from Governmental Entities and the making of all necessary registrations, declarations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or any other Transaction Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of the Transaction Agreements. In connection with and without limiting the foregoing, the Ashland Parties and the Marathon Parties shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to any Transaction Agreement, any Ancillary Agreement or any Transaction and (ii) if any state takeover statute or similar statute or regulation becomes applicable to any Transaction Agreement, any Ancillary Agreement or any Transaction, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Transaction Agreements. Notwithstanding the foregoing, Ashland and its Representatives shall not be prohibited under this Section 9.03(a) from taking any action permitted by Section 8.02. Nothing in this Section 9.03(a) shall be deemed to require Marathon to waive any rights or agree to any limitation on the operations of Marathon or any of its subsidiaries or to dispose of any asset or collection of assets of any Marathon Party or any of their respective subsidiaries or affiliates, in each case that would have a material adverse effect on the business, condition (financial or other) or results of operations of (i) MAP, the Maleic Business and the VIOC Centers, taken as a whole, or (ii) Marathon and its subsidiaries, taken as a whole.

(b) Upon the terms and subject to the conditions set forth in this Agreement, Ashland shall use its reasonable best efforts to cause the condition set forth in Section 10.02(c) (Specified Consents) to be satisfied. The parties, together with their financial advisors, shall consult periodically regarding the scope of “reasonable best efforts,” which will not require Ashland to incur commercially unreasonable costs to satisfy such condition. With respect to the Ashland Public Debt (as defined in this Section 9.03(b)), the parties acknowledge that Ashland may obtain consents through a tender offer or consent solicitation (or combination thereof), to be consummated on the Closing Date and to be commenced on a date mutually agreed by Ashland and Marathon but in any event no later than five business days after the satisfaction of the last to be satisfied of the conditions set forth in Sections 10.01(a) (Ashland Shareholder Approval), 10.01(c) (Antitrust) and 10.01(f) (Receipt of Private Letter Rulings; Tax Opinions) to expressly permit the Transactions and eliminate indenture covenants, certain events of default and other relevant provisions, all as reasonably deemed by Ashland necessary to consummate the Transactions (or, in the case of a combined tender offer and consent solicitation, otherwise desirable). “Ashland Public Debt” means securities outstanding as of the last day of the month immediately preceding the month in which the tender offer and/or consent solicitation is commenced (the “Debt Consent Measurement Date”), issued under the Indenture dated as of August 15, 1989, between Ashland and Citibank, N.A. and the Amendment and Restatement thereof dated as of August 15, 1990 (the “Indentures”), other than any such securities issued after the date of this Agreement. For purposes of this Section 9.03(b) and Section 10.02(c), receipt of consents from the holders of not less than 66 2/3% in principal amount of the Outstanding Securities (as defined in the Indentures) of any series constitutes a consent with respect to the entire principal amount as of the Debt Consent Measurement Date, of such series. For the avoidance of doubt, receipt of consents from the holders of less than 66 2/3% in principal amount of the Outstanding Securities of any series shall not constitute a consent with respect to any portion of such series.

(c) The Marathon Parties shall use their reasonable best efforts (not including the payment of any consideration) to obtain, prior to the Closing, the written consent of Pilot Corporation, as contemplated by the Global Obligations Agreement among MAP, Speedway SuperAmerica LLC, USX Corporation, Pilot Corporation, Ashland, James A. Haslam II, James A. Haslam III, William E. Haslam and Pilot Travel Centers LLC, dated as of September 1, 2001, to the release of Ashland from its obligations contained in Article XIV of the Put/Call Agreement in accordance with Section 12.04 or, if such consent has not been obtained prior to the Closing, as promptly as possible thereafter.

(d) (i) The Ashland Parties and the Marathon Parties shall use their reasonable best efforts to cause AAA to deliver to Ashland and Marathon the Bring-Down AAA Opinions (as defined in Section 10.01(g)) and to cause HLHZ to deliver to Ashland and Marathon the Bring-Down HLHZ Opinion (as defined in Section 10.01(g)). It is understood that (A) the Ashland Board may rely upon the Initial AAA Opinions and the Bring-Down AAA Opinions if the Ashland Board determines that such reliance is appropriate (subject to the indemnification and expense reimbursement arrangements previously agreed between Ashland and AAA) and (B) the Marathon Board may rely upon the Initial HLHZ Opinion and the Bring-Down HLHZ Opinion if the Marathon Board determines that such reliance is appropriate (subject to indemnification and expense reimbursement arrangements agreed between Marathon and HLHZ).

(ii) The Ashland Parties and the Marathon Parties acknowledge that the sole purpose of the Bring-Down Opinions is to update the Initial Opinions based on events occurring or facts being disclosed to AAA or HLHZ, as applicable, after the date of this Agreement and prior to the Closing. Therefore, the parties intend that (A) each Bring-Down Opinion shall be based on the same valuation methodologies as the corresponding Initial Opinion, except for changes in methodology required as a result of events occurring or facts being disclosed to AAA or HLHZ, as applicable, after the date of this Agreement and prior to the Closing, and (B) events that are contemplated by AAA or HLHZ, as applicable, in the assumptions identified in its Initial Opinion should not be considered to have occurred after the date of this Agreement in determining whether to deliver the corresponding Bring-Down Opinion.

(iii) Prior to the Closing, the Ashland Parties and MAP shall meet periodically with personnel of AAA and HLHZ and shall provide AAA and HLHZ access at all reasonable times upon reasonable prior request to their respective personnel, properties, books and records to the extent reasonably required for the purpose of delivering the Bring-Down Opinions.

(iv) At any time prior to the Closing, either Ashland or Marathon may request that AAA or HLHZ (A) update its Working Papers and analysis based on events occurring or facts disclosed to it after the date of this Agreement and prior to the date of such request and (B) based on such update, advise Ashland and Marathon of any facts or circumstances that are expected to result in it being unable to deliver its Bring-Down Opinion as of such date. The Ashland Parties and the Marathon Parties shall be deemed to have jointly requested AAA or HLHZ to comply with any such request as promptly as practicable.

(v) In the event that AAA or HLHZ shall notify Ashland and Marathon of any facts or circumstances that are expected to result in it being unable to deliver its Bring-Down Opinion, Ashland or MAP, as applicable, shall have the right for a period of three months, or such shorter period as Ashland or MAP, as applicable, may elect, to meet and confer with, and provide additional information to, AAA or HLHZ, as applicable, for purposes of resolving any concerns relating to such facts and circumstances. The Ashland Parties and the Marathon Parties shall use their reasonable best efforts to cause AAA or HLHZ, as applicable (based on such information and any efforts by Ashland or MAP, as applicable, to cure or otherwise address such facts and circumstances), to advise Ashland and Marathon as promptly as practicable after the expiration of such period whether it would be able to deliver its Bring-Down Opinion as of such date.

(vi) The Working Papers of AAA and HLHZ relating to the Bring-Down Opinions, and any other Working Papers of AAA and HLHZ prepared pursuant to this Section 9.03(d) or otherwise relating to the Transactions, shall be made available to the Ashland Parties and the Marathon Parties upon request at any time prior to or after the Closing. The Ashland Parties and the Marathon Parties shall use their reasonable best efforts to cause AAA and HLHZ to provide the Ashland Parties and the Marathon Parties reasonable access to the personnel of AAA and HLHZ involved in the Bring-Down Opinions, during normal business hours upon reasonable prior request, at any time prior to the Closing to discuss matters relating to such Working Papers.

(vii) At any time after August 1, 2004, or such earlier date as Ashland and Marathon may agree, and prior to the Closing, either Ashland or Marathon may request that AAA prepare a draft of the

Bring-Down AAA Opinions or that HLHZ prepare a draft of the Bring-Down HLHZ Opinion, in each case marked to show any proposed changes from the applicable form included in Section 10.01(g) of the Marathon Disclosure Letter or in Section 10.01(g) of the Ashland Disclosure Letter, respectively, based on events occurring or facts disclosed to AAA or HLHZ after the date of this Agreement. The Ashland Parties and the Marathon Parties shall be deemed to have jointly requested AAA or HLHZ to comply with any such request as promptly as practicable. Ashland and Marathon may review and comment on any such proposed changes and may meet and confer with AAA and HLHZ for purposes of resolving any such comments prior to the Closing.

(e) Prior to the Closing, Ashland shall give prompt notice to Marathon of: (i) any representation or warranty made by the Ashland Parties contained in the Transaction Agreements becoming untrue or incorrect, other than such failures to be true and correct that, in the aggregate, have not had and would not reasonably be expected to have an Ashland Material Adverse Effect; provided that, for purposes of determining whether notice is required under this clause (i), the representations and warranties of the Ashland Parties shall be deemed not qualified by any references therein to (A) materiality generally or (B) whether or not any breach, circumstance or other item has resulted or would reasonably be expected to result in an Ashland Material Adverse Effect; (ii) the failure by any of the Ashland Parties to perform in all material respects their respective obligations under the Transaction Agreements; (iii) any notice or other communication any Ashland Party receives from any Governmental Entity or other person alleging, to the knowledge of Ashland, with reasonable specificity, that a Consent of, or registration, declaration or filing with, or permit from, such Governmental Entity or other person is or may be required in connection with the execution and delivery of or performance under any Transaction Agreement or the consummation of the Transactions, or that any such action would violate any applicable Law or breach or otherwise conflict with any material agreement to which any of the Ashland Parties are parties or are otherwise bound; or (iv) any action, suit, claim, investigation or proceeding commenced or, to its knowledge, threatened, in each case seeking to restrain or prohibit or otherwise materially affecting the Transactions; provided, however, that no such notification shall affect the representations, warranties or obligations of the Ashland Parties or the conditions to the obligations of the Ashland Parties or the Marathon Parties under the Transaction Agreements.

(f) Prior to the Closing, Marathon shall give prompt notice to Ashland of: (i) any representation or warranty made by the Marathon Parties contained in the Transaction Agreements becoming untrue or incorrect, other than such failures to be true and correct that, in the aggregate, have not had and would not reasonably be expected to have a Marathon Material Adverse Effect; provided that, for purposes of determining whether notice is required under this clause (i), the representations and warranties of the Marathon Parties shall be deemed not qualified by any references therein to (A) materiality generally or (B) whether or not any breach, circumstance or other item has resulted or would reasonably be expected to result in a Marathon Material Adverse Effect; (ii) the failure by any of the Marathon Parties to perform in all material respects their respective obligations under the Transaction Agreements; (iii) any notice or other communication any Marathon Party receives from any Governmental Entity or other person alleging, to the knowledge of Marathon, with reasonable specificity, that a Consent of, or registration, declaration or filing with, or permit from, such Governmental Entity or other person is or may be required in connection with the execution and delivery of or performance under any Transaction Agreement or the consummation of the Transactions, or that any such action would violate any applicable Law or breach or otherwise conflict with any material agreement to which any of the Marathon Parties are parties or are otherwise bound; or (iv) any action, suit, claim, investigation or proceeding commenced or, to its knowledge, threatened, in each case seeking to restrain or prohibit or otherwise materially affecting the Transactions; provided, however, that no such notification shall affect the representations, warranties or obligations of the Marathon Parties or the conditions to the obligations of the Ashland Parties or the Marathon Parties under the Transaction Agreements. Marathon shall give prompt notice to Ashland of: (i) any commitment referred to in the definition of Market MAC Event contained in Section 14.02 ceasing to be in full force and effect or (ii) any assertion by one or more Third Party Lenders who have provided such commitment with respect to the HoldCo Borrowing that a market disruption or other similar event has occurred that would result in the non-satisfaction of the Market MAC Condition to the HoldCo Borrowing.

(g) The Ashland Parties and the Marathon Parties shall comply with the obligations set forth in Sections 11.03(a) and 11.03(b) of the Put/Call Agreement with respect to the transfer of the Ashland LOOP/LOCAP Interest as if Marathon Company had exercised the Marathon Call Right (as defined in the Put/Call Agreement) thereunder on the date of this Agreement. The Ashland Parties and the Marathon Parties shall use their reasonable best efforts (not including the payment of any consideration) to obtain (i) any consents or approvals (in addition to those contemplated by Sections 11.03(a) and 11.03(b) of the Put/Call Agreement) required for the transfer of the Ashland LOOP/LOCAP Interest to HoldCo and the acquisition of the Ashland LOOP/LOCAP Interest by Merger Sub in the Acquisition Merger as contemplated by this Agreement and (ii) express releases of Ashland, executed and delivered by all parties to the LOOP T&D Agreement or the LOCAP T&D Agreement, as applicable, effective as of the Closing, from all liabilities, obligations and commitments under the LOOP T&D Agreement and the LOCAP T&D Agreement, regardless of whether such liabilities, obligations or commitments arose before or after the Closing. Merger Sub shall execute such further instruments of assumption as may be required as a result of the acquisition of the Ashland LOOP/LOCAP Interest by Merger Sub in the Acquisition Merger as contemplated by this Agreement. If Ashland is not released from all liabilities, obligations and commitments under the LOCAP T&D Agreement in accordance with clause (ii) of the second immediately preceding sentence, Ashland shall cause the LOCAP T&D Assumption Agreement (as defined in Section 14.02) to be executed and delivered by the parties specified therein to be parties thereto, and if Ashland has not been released from all liabilities, obligations and commitments under the LOOP T&D Agreement in accordance with this Section 9.03(g), Ashland shall cause the LOOP T&D Assumption Agreement (as defined in Section 14.02) to be executed and delivered by the parties specified therein to be parties thereto, in each case as contemplated by Section 1.02(b).

SECTION 9.04. Fees and Expenses. (a) Except as provided below, all fees and expenses (including any broker’s or finder’s fees and the expenses of representatives and counsel) incurred in connection with the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.

(b) Ashland and Marathon shall share equally (i) fees and expenses of Morgan Joseph & Co., Inc. in connection with its appraisal of the Maleic Business and the VIOC Centers, (ii) fees and expenses of D&T for purposes of allocating the value of MAP to its assets in anticipation of the MAP Partial Redemption and for use by Marathon for GAAP reporting purposes, (iii) fees and expenses of Patton Boggs LLP in connection with obtaining the consent from the Department of Transportation with respect to the transfer of Ashland’s interest in LOOP LLC, as required by the permit issued by the Department of Transportation relating to LOOP LLC, (iv) fees and expenses incurred in connection with filing, printing and mailing of the Proxy Statement and the Forms S-4, including the SEC filing fees associated with the Proxy Statement, the Marathon Form S-4 and the Ashland Form S-4; provided, however, that each of Ashland and Marathon shall pay the fees and expenses of their respective counsel and independent auditors in connection with the preparation and filing of such documents and (v) fees and expenses of one firm engaged by Ashland, and reasonably acceptable to Marathon, with respect to the solicitation of proxies in connection with the Ashland Shareholders Meeting. Except as set forth in Section 9.03(d)(i), Marathon shall pay the fees and expenses of AAA in connection with the Initial AAA Opinions and the Bring-Down AAA Opinions and Ashland shall pay the fees and expenses of HLHZ in connection with the Initial HLHZ Opinion and the Bring-Down HLHZ Opinion. Marathon shall pay the fees (other than any guarantee fee payable after Closing pursuant to the Reimbursement Agreement) and expenses relating to the HoldCo Borrowing. Merger Sub shall pay any guarantee fee payable after Closing pursuant to the Reimbursement Agreement. Ashland shall pay the fees and expenses relating to obtaining the consents referred to in Section 10.02(c) (Specified Consents). Costs and expenses incurred in connection with the arrangements described in Section 9.02(e) of the Put/Call Agreement, if applicable, shall be allocated in accordance with such section.

(c) Ashland shall pay to Marathon a fee of $30,000,000 (the “Termination Fee”) if: (i) Marathon terminates this Agreement pursuant to Section 11.01(d); (ii) Ashland terminates this Agreement pursuant to Section 11.01(f); or (iii) any person makes a Competing Ashland Proposal that was publicly disclosed prior to the Ashland Shareholders Meeting and not withdrawn by the date of the Ashland Shareholders Meeting and thereafter this Agreement is terminated pursuant to Section 11.01(b)(iii) and within 15 months of such termination Ashland enters into a definitive agreement to consummate, or consummates, any transaction (other than a transaction involving Marathon or any of its affiliates, or any successor thereto under the Put/Call Agreement, as a party thereto) of a kind described in clause (i), (ii) or (iii) of the definition of “Competing Ashland Proposal” (solely for purposes of this Section 9.04(c), the term “Competing Ashland Proposal” shall have the meaning set forth in the definition of Competing Ashland Proposal contained in Section 8.02(e) except that the reference to “any of Ashland’s Membership Interest” in clause (iii) thereof shall be deemed a reference to “a majority of Ashland’s Membership Interest”). Any fee due under this Section 9.04(c) shall be paid by wire transfer of same-day funds (A) in the case of clause (i) or (ii) of the preceding sentence, on the date of termination of this Agreement, and (B) in the case of clause (iii) of the preceding sentence, on the date of execution of such definitive agreement or, if earlier, consummation of such transactions.

(d) Ashland shall pay to Marathon $10,000,000 (which shall be in addition to any Termination Fee payable pursuant to Section 9.04(c)), which Ashland and Marathon agree is a reasonable estimate of Marathon’s expenses incurred in connection with this Agreement, if (i) this Agreement is terminated pursuant to Section 11.01(c) or (ii) Ashland is obligated to pay the Termination Fee under Section 9.04(c). Any fee due under Section 9.04(d)(i) shall be payable upon demand following such termination. Any fee due under Section 9.04(d)(ii) shall be paid by wire transfer of same-day funds on the date of payment of the Termination Fee. The payment by Ashland to Marathon under this Section 9.04(d) following termination of this Agreement pursuant to Section 11.01(c) shall not impair any claim for damages or any other right or remedy available to Marathon (other than for expenses incurred in connection with this Agreement), at law or in equity, arising out of or resulting from any breach or failure to perform which gave rise to Marathon’s right to terminate this Agreement pursuant to Section 11.01(c).

(e) Marathon shall pay to Ashland $10,000,000, which Ashland and Marathon agree is a reasonable estimate of Ashland’s expenses incurred in connection with this Agreement, if this Agreement is terminated pursuant to Section 11.01(e), payable upon demand following such termination. The payment by Marathon to Ashland under this Section 9.04(e) following termination of this Agreement pursuant to Section 11.01(e) shall not impair any claim for damages or any other right or remedy available to Ashland (other than for expenses incurred in connection with this Agreement), at law or in equity, arising out of or resulting from any breach or failure to perform which gave rise to Ashland’s right to terminate this Agreement pursuant to Section 11.01(e).

SECTION 9.05. Public Announcements. The Ashland Parties, on the one hand, and the Marathon Parties, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other similar written or scripted public statements (including communications to employees generally of MAP, the Maleic Business or the VIOC Centers) with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with or rules of any national securities exchange.

SECTION 9.06. Affiliates. Prior to the date of the Ashland Shareholders Meeting, Ashland shall deliver to Marathon a letter identifying all persons who are expected by Ashland to be, at the date of the Ashland Shareholders Meeting, “affiliates” of Ashland for purposes of Rule 145 under the Securities Act, and Ashland shall update such list if necessary prior to the Closing to identify all persons Ashland reasonably believes may have been “affiliates” of Ashland for purposes of Rule 145 under the Securities Act on the date of the Ashland Shareholders Meeting. Ashland shall use its reasonable best efforts (not including the payment of any consideration) to cause each such person to deliver to Marathon on or prior to the Closing Date a written agreement substantially in the form attached hereto as Exhibit C.

SECTION 9.07. Stock Exchange Listings. (a) Marathon shall prepare and submit to the NYSE an application (or amendment thereto) for listing on the NYSE of the Marathon Common Stock to be issued in the Acquisition Merger, and shall use its reasonable best efforts to obtain, prior to the Ashland Shareholders Meeting, approval for the listing of such shares, subject to official notice of issuance.

(b) Ashland and New Ashland Inc. shall prepare and submit to the NYSE or The Nasdaq Stock Market (“NASDAQ”) an application (or amendment thereto) for listing on the NYSE or NASDAQ of the New Ashland Inc. Common Stock to be issued to holders of Ashland Common Stock in the Acquisition Merger, and shall use their reasonable best efforts to obtain, prior to the Ashland Shareholders Meeting, approval for the listing of such shares, subject to official notice of issuance.

SECTION 9.08. Rights Agreements; Consequences if Rights Triggered. (a) If any Distribution Date occurs under the Ashland Rights Agreement at any time during the period from the date of this Agreement to the Acquisition Merger Effective Time, Ashland and Marathon shall make such adjustment to Articles II, III and IV as Ashland and Marathon shall mutually agree so as to preserve the economic benefits that Ashland and Marathon each reasonably expected on the date of this Agreement to receive as a result of the consummation of the Transactions.

(b) In the event that Marathon enters into or adopts a rights agreement and, at any time from the date of this Agreement to the Closing Date, a “distribution date”, “share acquisition date”, “triggering event” or similar event occurs thereunder, the Marathon Board shall take such actions as are necessary under such rights agreement to provide that rights certificates representing an appropriate number of Marathon rights are issued to former Ashland shareholders who receive Marathon Common Stock pursuant to the Acquisition Merger. If Marathon is not permitted under such rights agreement to provide rights certificates to such former Ashland shareholders, Ashland and Marathon shall make such adjustment to Article IV as Ashland and Marathon shall mutually agree so as to preserve the economic benefits that Ashland and Marathon each reasonably expected on the date of this Agreement to receive as a result of the consummation of the Transactions.

SECTION 9.09. St. Paul Park Judgment and Plea Agreement; Plains Settlement. (a) After the Closing, (i) MAP shall complete the St. Paul Park QQQ Project (as defined in this Section 9.09(a))(if it has not been completed prior to the Closing) and (ii) the Marathon Parties shall allow New Ashland Inc., the United States Probation Office and their respective consultants and advisors appropriate access to the St. Paul Park refinery to allow them to monitor and ascertain completion of the St. Paul Park QQQ Project and assure compliance of the “systems” (as defined in the St. Paul Park Judgment and Plea Agreement (as defined in Section 14.02)) with the St. Paul Park Judgment and Plea Agreement. The “St. Paul Park QQQ Project” means the upgrade of all process sewers, junction boxes and drains at the St. Paul Park refinery to comply with Subpart QQQ of the New Source Performance Standards of the Clean Air Act, 42 U.S.C. § 7413(c)(1), in accordance with the St. Paul Park Judgment and Plea Agreement.

(b) Ashland or New Ashland Inc. shall bear the cost of the St. Paul Park QQQ Project incurred after January 1, 2003 not to exceed $9,670,000 (if the Closing occurs on or before December 31, 2004) or the amount of the Price Reduction (as defined in Amendment No. 1 to the Put/Call Agreement) (if the Closing occurs after December 31, 2004) (the “St. Paul Park QQQ Project Payment Amount”). The following amounts shall be credited against the St. Paul Park QQQ Project Payment Amount: (i) 38% of (A) all out-of-pocket costs incurred after January 1, 2003 by MAP and (B) internal engineering costs of MAP incurred after January 1, 2003, in each case for which MAP has not been reimbursed by Ashland, prior to the Closing, in each case arising out of or relating to the St. Paul Park QQQ Project, (ii) all out-of-pocket costs incurred after January 1, 2003 by MAP and internal engineering costs of MAP incurred after January 1, 2003, for which MAP has been reimbursed by Ashland, prior to the Closing, in each case arising out of or relating to the St. Paul Park QQQ Project, and (iii) $1,569,400, which amount represents 38% of the $4,130,000 paid by MAP as part of the Plains Settlement (the sum of the amount referred to in clauses (i), (ii) and (iii) being the “Prior Payments”). MAP shall provide to Ashland, at least two business days prior to the Closing Date, a written statement setting forth in reasonable detail its calculation of the amounts referred to in clauses (i) and (ii) of the preceding sentence. Promptly following the Closing, if the St. Paul Park QQQ Project Payment Amount exceeds the Prior Payments, New Ashland Inc. shall, and if the Prior Payments exceed the St. Paul Park QQQ Project Payment Amount, MAP shall, make payment to the other party of the amount of such excess, by wire transfer of immediately available funds to a bank account designated in writing by MAP or New Ashland Inc., as applicable, at least two business days prior to the Closing Date.

SECTION 9.10. Consequences of Inability To Transfer the Ashland LOOP/LOCAP Interest on the Closing Date. The parties acknowledge that, pursuant to the MAP Governing Documents, Ashland is obligated to pay to MAP an amount equal to any dividends or distributions that Ashland receives in respect of the Ashland LOOP/LOCAP Interest net of certain Taxes imposed on Ashland or withheld from such dividends or distributions, and accordingly, the economic benefits of the foregoing have already been effectively transferred to MAP. Accordingly, notwithstanding anything to the contrary contained herein, it shall not be a condition to the Closing or the effectiveness of any of the Transactions that Ashland shall have contributed the Ashland LOOP/LOCAP Interest to HoldCo in accordance with Section 1.02(b) and the MAP/LOOP/LOCAP Contribution Agreements. In the event that any consents or approvals required for the transfer of the Ashland LOOP/LOCAP Interest are not obtained prior to the Closing, and as a consequence Ashland is not able to contribute the Ashland LOOP/LOCAP Interest to HoldCo on the Closing Date, the provisions set forth in Sections 9.02(e), 13.03 and 13.04 of the Put/Call Agreement shall apply; provided, however, that, from and after the Closing, any payments described in the first sentence of this Section 9.10 shall be made by New Ashland Inc. to Merger Sub for the benefit of MAP.

SECTION 9.11. Consents Under Assigned Contracts. Ashland and Marathon shall use their reasonable best efforts (not including the payment of any consideration) to obtain any Consents of third parties necessary to effect the assignment to and assumption by HoldCo of, and the release of Ashland from, the Assigned Contracts (as defined in each of the Maleic Agreement and the VIOC Agreement), including in the case of the Marathon Parties by providing such assurances regarding performance by Merger Sub (as successor to HoldCo) after the Closing as may be reasonably required to obtain such Consents.

SECTION 9.12. Administrative Proceedings. After the Closing, if the Marathon Parties receive notice or become aware of any consent decree or order, notice of violation, administrative enforcement action or similar administrative action (each, an “Administrative Proceeding”) relating to MAP and naming Ashland as a responsible party, the Marathon Parties shall promptly notify Ashland of such Administrative Proceeding. Ashland may take, and MAP shall provide Ashland with such cooperation as Ashland may reasonably request in connection with, any reasonable action to remove Ashland’s name from such Administrative Proceeding, so long as such removal is appropriate under the circumstances (taking into consideration the applicable provisions of the Transaction Agreements, the Ancillary Agreements, the MAP Governing Documents and applicable Law). Nothing in this Section 9.12 is intended to affect MAP’s right to control its defense of such Administrative Proceedings.

SECTION 9.13. Replacement of Distributed Receivables. To the extent any Distributed Receivable is reduced or canceled (other than as a result of a breach by the obligor thereof of its payment obligation), or to the extent Ashland makes any payment in respect of proceeds of any Distributed Receivable to the holder of any Lien referred to in clause (iv) below after the collection of such Distributed Receivable in order to satisfy such Lien, including as a result of (i) defective or rejected goods or services, any cash discount or governmental or regulatory action, (ii) a setoff in respect of any claim by the obligor thereof, (iii) an obligation of MAP to pay the obligor thereof any rebate or refund or (iv) any Lien with respect to such Distributed Receivable, other than any Lien arising from actions or inactions of any of the Ashland Parties or their affiliates (and not any of the Marathon Parties or their affiliates), then MAP shall promptly assign to Ashland accounts receivable of MAP, selected in accordance with the protocol set forth in Exhibit A, with a total Value equal to, in the case of a reduction, the Value of such reduction, in the case of a payment, the amount of such payment, or, in the case of a cancelation, the Value of such Distributed Receivable. Ashland shall assign back to MAP any Distributed Receivables that have been replaced pursuant to this Section 9.13.

SECTION 9.14. Transition Services. Within 120 days after the date of this Agreement, Marathon shall provide written notice to Ashland specifying which of the services currently being performed by Ashland for the Maleic Business that Marathon requests New Ashland Inc. to continue to perform during the transition period after the Closing specified in, and in accordance with the terms of, the Transition Services Agreement (as defined in the Maleic Agreement). Prior to the Closing, Ashland and Marathon shall agree on the scope of such transition services and shall prepare appropriate schedules to the Transition Services Agreement to reflect such transition services. Unless otherwise agreed by Ashland and Marathon, the fees for such transition services shall be as specified in Section 2.1 (without regard to clause (i) of the first sentence thereof) of the form of Transition Services Agreement attached as an exhibit to the Maleic Agreement. Such transition services shall be provided during the term specified in Section 2.2 of such form of Transition Services Agreement, subject to the termination and notice provisions specified therein.

SECTION 9.15. MAP Partial Redemption Amount. (a) Ashland shall use its reasonable best efforts to cause Deloitte & Touche LLP (“D&T”) to provide Ashland and Marathon, on or prior to August 15, 2004, (i) a preliminary report prepared by D&T setting forth D&T’s good faith estimate as to the respective amounts of accounts receivable and cash to be distributed by MAP in the MAP Partial Redemption and (ii) any supporting schedules and other information prepared by D&T in connection with such report as Marathon may reasonably request. Ashland shall use its reasonable best efforts to cause D&T to provide Ashland and Marathon any updates to such report, schedules and other information from time to time as Marathon may reasonably request.

(b) The Marathon Parties shall cause MAP to have available for distribution at Closing in the MAP Partial Redemption cash in an amount, and accounts receivable with a Value, which in the aggregate equal the Estimated MAP Partial Redemption Amount. The Ashland Parties and the Marathon Parties shall use their reasonable best efforts to cause MAP to have available for distribution at Closing in the MAP Partial Redemption cash in an amount equal to the Cash Amount and accounts receivable with a total Value equal to the AR Amount. Notwithstanding the provisions of Section 8.01(c) or any provision of the MAP LLC Agreement (as amended by the MAP LLC Agreement Amendment or otherwise amended hereafter), and without requiring a vote pursuant to Section 8.07(b) of the MAP LLC Agreement (as amended by the MAP LLC Agreement Amendment or otherwise amended hereafter), in the event Marathon reasonably expects that MAP will not have sufficient cash and accounts receivable available for distribution to Ashland to fund the payment of the Estimated MAP Partial Redemption Amount (after taking into account MAP’s reasonably anticipated working capital requirements) on the expected Closing Date, MAP shall be permitted to sell or otherwise dispose of assets, or enter into sale/leaseback arrangements, in each case in arm’s-length transactions with unaffiliated third parties, that are treated for Federal income Tax purposes as dispositions, not borrowings, in order to raise funds to satisfy such funding requirement.

(c) If the Closing occurs, all Tax Items (as defined in the Tax Matters Agreement) from any sale, disposition or sale/leaseback arrangement effected pursuant to Section 9.15(b) that is not effected in the ordinary course of MAP’s business and is not reflected in MAP’s “Business/Tactical Plan & Budget 2004-2006” dated December 16, 2003 shall be allocated to Marathon Company. The Marathon Parties shall (i) promptly notify Ashland of any written proposal made or received by any of the Marathon Parties relating to such a sale, disposition or sale/leaseback arrangement, and in any event shall notify Ashland of any such proposed sale, disposition or sale/leaseback arrangement not less than five days prior to entering into an agreement to effect any such sale, disposition or sale/leaseback arrangement; (ii) in connection with any such proposal, advise Ashland in writing of the assets to be transferred, the identity of the proposed transferee and the material terms and conditions of the proposed sale, disposition or sale/leaseback arrangement; (iii) keep Ashland reasonably informed on a timely basis of the status and details of such proposed sale, disposition or sale/leaseback arrangement, prior to and after entering into an agreement to effect any such sale, disposition or sale/leaseback arrangement, including any details that may affect the timing of the Transactions, and provide Ashland with copies of all material documents related to such proposed sale, disposition or sale/leaseback arrangement; and (iv) use its reasonable best efforts to effect the closing of any such sale, disposition or sale/leaseback arrangement substantially concurrently with the Closing.

(d) Ashland shall provide Marathon not less than 90 days notice if Ashland intends to waive the condition set forth in Section 10.02(f), in which case the Marathon Parties shall cause MAP to have available for distribution at Closing in the MAP Partial Redemption such additional cash as may be required to comply with the first sentence of Section 9.15(b).

SECTION 9.16. Ashland Debt Obligation Amount. No later than August 1, 2004, Ashland shall provide to Marathon a schedule setting forth estimates, prepared in good faith by Ashland in light of any communications with the Internal Revenue Service (the “IRS”), written or otherwise, of the Ashland Debt Obligation Amounts based on assumed Closing Dates occurring on the last day of each month from August of 2004 through June of 2005. Ashland shall update such schedule promptly following any communication with the IRS, written or otherwise, that would materially affect the Ashland Debt Obligation Amount for any assumed Closing Date. Within five business days of Ashland’s receipt of the Private Letter Rulings, Ashland shall provide to Marathon a schedule setting forth the Ashland Debt Obligation Amount for each such assumed Closing Date after the date of such schedule. Ashland shall not, without the prior written consent of Marathon, effect any repurchase, repayment or defeasance prior to the Closing Date of any debt outstanding as of the date of this Agreement (and any refinancings of such debt by Ashland or any of its affiliates) that would reduce the Ashland Debt Obligation Amount (taking into consideration any refinancing of such debt by Ashland or any of its affiliates), except to the extent required by the terms of such debt (including, with respect to obligations other than (i) the Ashland Public Debt, (ii) any other debt issued after the date of this Agreement to refinance any portion of the Ashland Debt Obligation Amount and (iii) Ashland’s industrial revenue bonds, as a result of any notice of Ashland’s intent to repurchase, repay or defease such obligations on an expected Closing Date; provided, that such notice is delivered by Ashland after the satisfaction of the last to be satisfied of the conditions set forth in Sections 10.01(a) (Ashland Shareholder Approval), 10.01(c) (Antitrust) and 10.01(f) (Receipt of Private Letter Rulings; Tax Opinions)).

ARTICLE X

Conditions Precedent

SECTION 10.01. Conditions to the Ashland Parties’ and the Marathon Parties‘ Obligations to Effect the Transactions. The respective obligation of the Ashland Parties and the Marathon Parties to effect the Transactions is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Ashland Shareholder Approval. Ashland shall have obtained the Ashland Shareholder Approval.

(b) Listing. The shares of Marathon Common Stock issuable in the Marathon Share Issuance shall have been approved for listing on the NYSE, subject to official notice of issuance, and the shares of New Ashland Inc. Common Stock issuable in the New Ashland Inc. Share Issuance shall have been approved for listing on the NYSE or NASDAQ, subject to official notice of issuance.

(c) Antitrust. Any waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired. Any consents, approvals and filings under any foreign antitrust Law, the absence of which would prohibit the consummation of the Transactions, shall have been obtained or made.

(d) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing or making unlawful the consummation of the Transactions shall be in effect; provided, however, that prior to asserting this condition, subject to Section 9.03, each of the parties shall have used its reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered or otherwise have any such injunction or other order lifted or vacated.

(e) Forms S-4 and Exchange Act Registration Statement. The Forms S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and Marathon shall have received any state securities or “blue sky” authorizations necessary to effect the

Marathon Share Issuance. Ashland shall have received any state securities or “blue sky” authorizations necessary to effect the HoldCo Share Issuance and the New Ashland Inc. Share Issuance. The Exchange Act Registration Statement shall have become effective under the Exchange Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(f) Receipt of Private Letter Rulings; Tax Opinions. Ashland and Marathon shall have received the private letter rulings from the Internal Revenue Service, in form and substance reasonably satisfactory to the Ashland Board and the Marathon Board, and the Tax opinions, dated as of the Closing Date, set forth in Exhibit D (such private letter rulings, the “Private Letter Rulings”, and such Tax opinions, the “Tax Opinions”) with respect to the Transactions, and the Private Letter Rulings shall be in effect as of the Closing Date.

(g) Solvency Opinions. Ashland and Marathon shall have received two “bring-down” solvency opinions of AAA dated as of the Closing Date and in substantially the form included in Section 10.01(g) of the Marathon Disclosure Letter (the “Bring-Down AAA Opinions”) and a “bring-down” solvency opinion of HLHZ dated as of the Closing Date and in substantially the form included in Section 10.01(g) of the Ashland Disclosure Letter (the “Bring-Down HLHZ Opinion” and, together with the Bring-Down AAA Opinion, the “Bring-Down Opinions”).

SECTION 10.02. Conditions to Obligations of the Ashland Parties. The obligations of the Ashland Parties to effect the Transactions are further subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of the Marathon Parties in the Transaction Agreements shall be true and correct as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct as of such earlier date), other than such failures to be true and correct that, individually and in the aggregate, have not had and would not reasonably be expected to have a Marathon Material Adverse Effect. Ashland shall have received a certificate signed on behalf of Marathon by the chief executive officer or the chief financial officer of Marathon to such effect. For purposes of determining the satisfaction of this condition only, the representations and warranties of the Marathon Parties shall be deemed not qualified by any references therein to (A) materiality generally or (B) whether or not any breach, circumstance or other item has resulted or would reasonably be expected to result in a Marathon Material Adverse Effect.

(b) Performance of Obligations of the Marathon Parties. The Marathon Parties shall have performed in all material respects the obligations required to be performed by them under the Transaction Agreements at or prior to the Closing Date, and Ashland shall have received a certificate signed on behalf of Marathon by the chief executive officer or the chief financial officer of Marathon to such effect.

(c) Specified Consents. Ashland shall have received irrevocable consents (which shall be in full force and effect) to the Transactions with respect to series of Ashland Public Debt with an aggregate principal amount as of the Debt Consent Measurement Date representing at least 90% of the aggregate principal amount of all series of Ashland Public Debt as of such date.

(d) Distributions to Former Ashland Shareholders. If the New Ashland Inc. Share Issuance is to be effected through a distribution in accordance with Section 1.04(b), the Ashland Board and the Board of Directors of HoldCo shall have determined in good faith that such distribution will be in compliance with all applicable Law relating to such distribution.

(e) Absence of Undisclosed Material Adverse Effect. Except as disclosed in documents filed by Marathon with the SEC and publicly available on or before the date that is five business days prior to the first trading day of the Averaging Period, and except for such events, changes, effects or developments relating to the economy of the United States or foreign economies in general or generally affecting any industry in which Marathon or any of its subsidiaries operate, from the date of this Agreement to the Closing Date, there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, properties, assets, condition (financial or otherwise), operations or results of operation of Marathon and its subsidiaries, taken as a whole, and Ashland shall have received a certificate signed on behalf of Marathon by the chief executive officer or the chief financial officer of Marathon to such effect. Failure to deliver such certificate, or the occurrence of any such event, change, effect or development, shall not give rise to a right to terminate this Agreement under Section 11.01(e).

(f) MAP Accounts Receivable. In order to effect the MAP Partial Redemption, MAP shall have available for distribution at Closing accounts receivable, each with a Federal income Tax basis no less than its face amount, of MAP with a total Value equal to the AR Amount (calculated without giving effect to any increase in the MAP Partial Redemption Amount pursuant to the second sentence of Section 1.01).

(g) Receivables Sales Facility. Ashland shall have received a certificate dated the Closing Date and signed on behalf of Marathon by the chief executive officer or the chief financial officer of Marathon to the effect (A) that Marathon has not delivered the notice referred to in Section 7.03(b)(vi) of the Tax Matters Agreement or (B) that MAP will not make any sales of receivables during the two-year period beginning on the Closing Date.

SECTION 10.03. Conditions to Obligations of the Marathon Parties. The obligations of the Marathon Parties to effect the Transactions are further subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of the Ashland Parties in the Transaction Agreements shall be true and correct as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct as of such earlier date), other than such failures to be true and correct that, individually and in the aggregate, have not had and would not reasonably be expected to have an Ashland Material Adverse Effect. Marathon shall have received a certificate signed on behalf of Ashland by the chief executive officer or the chief financial officer of Ashland to such effect. For purposes of determining the satisfaction of this condition only: (i) the representations and warranties of the Ashland Parties shall be deemed not qualified by any references therein to (A) materiality generally or (B) whether or not any breach, circumstance or other item has resulted or would reasonably be expected to result in an Ashland Material Adverse Effect; and (ii) the representations and warranties set forth in Section 6.11(d) shall be deemed to be true and correct if the condition set forth in Section 10.01(g) is satisfied.

(b) Performance of Obligations of the Ashland Parties. The Ashland Parties shall have performed in all material respects the obligations required to be performed by them under the Transaction Agreements at or prior to the Closing Date, and Marathon shall have received a certificate signed on behalf of Ashland by the chief executive officer or the chief financial officer of Ashland to such effect.

ARTICLE XI

Termination, Amendment and Waiver

SECTION 11.01. Termination. This Agreement may be terminated at any time prior to the Closing, whether before or after receipt of the Ashland Shareholder Approval:

(a) by mutual written consent of Ashland and Marathon;

(b) by either Ashland or Marathon:

(i) if the Transactions are not consummated during the period ending on June 30, 2005 (such date, as extended in accordance with this Section 11.01(b)(i), the “Outside Date”), unless the failure to consummate the Transactions is the result of a material breach of the Transaction Agreements by the party seeking to terminate this Agreement; provided, however, that the passage of such period shall be tolled for any period (not to exceed three months):

(A) during which any party shall be subject to a nonfinal order, decree, ruling or action of any court of competent jurisdiction or other Governmental Entity restraining, enjoining or otherwise prohibiting the consummation of the Transactions;

(B) referred to in Section 9.03(d)(v); and

(C) referred to in the final proviso to Section 11.01(e); and

(D) beginning on June 30, 2005 if, on such date, all conditions set forth in Article X have been satisfied (or, to the extent permitted by Law, waived by the parties entitled to the benefit thereof) other than the condition set forth in Section 10.02(f) (and other than those conditions that by their nature are to be satisfied on the Closing Date) unless, at any time during the three month period from June 30, 2005 through September 30, 2005, Ashland determines, after consultation with Marathon, that the condition set forth in Section 10.02(f) is not reasonably expected to be satisfied during such three month period;

provided further however, that in no event will the Outside Date be extended beyond September 30, 2005;

(ii) if any Governmental Entity issues an order, decree, ruling or judgment or takes any other action permanently enjoining, restraining or otherwise prohibiting any of the Transactions and such order, decree, ruling, judgment or other action becomes final and nonappealable;

(iii) if, upon a vote at the Ashland Shareholder Meeting (or any adjournment or postponement thereof), the Ashland Shareholder Approval is not obtained; or

(iv) if the party seeking to terminate this Agreement reasonably determines that the condition set forth in Section 10.01(f) has become incapable of satisfaction based on either: (A) amendments or modifications to Federal income Tax Law effective after the date of this Agreement, (B) a private letter ruling received by Ashland and Marathon from the IRS or (C) an official, written communication from the IRS regarding the matters set forth in Exhibit D;

(c) by Marathon, if any one or more of the Ashland Parties breach or fail to perform their representations, warranties or covenants contained in the Transaction Agreements, which breach or breaches or failure or failures to perform (i) would, individually or in the aggregate, give rise to the failure of a condition set forth in Section 10.03(a) or 10.03(b) and (ii) cannot be cured or, if curable, is not or are not cured within 60 days after written notice from Marathon (provided that the Marathon Parties are not then in breach of their representations, warranties or covenants contained in the Transaction Agreements, which breaches would give rise to the failure of a condition set forth in Section 10.02(a) or 10.02(b));

(d) by Marathon, prior to the Cutoff Date, if:

(i) the Ashland Board withdraws or modifies, in a manner adverse to Marathon, or proposes publicly to withdraw or modify, in a manner adverse to Marathon, its approval or recommendation of the Transaction Agreements or the Transactions, fails to recommend to Ashland’s shareholders that they give the Ashland Shareholder Approval or adopts, approves or recommends, or proposes publicly to adopt, approve or recommend, any Competing Ashland Proposal; or

(ii) the Ashland Board fails to reaffirm its recommendation to Ashland’s shareholders that they give the Ashland Shareholder Approval within 10 business days of Marathon’s written request to do so (which request may be made at any time prior to the Ashland Shareholders Meeting if a Competing Ashland Proposal has been publicly disclosed and not withdrawn);

(e) by Ashland, if any one or more of the Marathon Parties breach or fail to perform their representations, warranties or covenants contained in the Transaction Agreements which breach or breaches or failure or failures to perform (i) would, individually or in the aggregate, give rise to the failure of a condition set forth in Section 10.02(a) or 10.02(b) and (ii) cannot be cured or, if curable, is not or are not cured within 60 days after written notice from Ashland (provided that the Ashland Parties are not then in breach of their representations, warranties or covenants contained in the Transaction Agreements, which breaches would give rise to the failure of a condition set forth in Section 10.03(a) or 10.03(b)); provided, however, for purposes of this Section 11.01(e), the Marathon Parties shall be deemed not to have breached or failed to perform their covenant to cause the HoldCo Borrowing to be advanced to HoldCo in accordance with Section 1.03(a) for up to three months following the day on which the Closing Date would otherwise occur but for the failure of the Marathon Parties to cause the HoldCo Borrowing to be advanced to HoldCo if (A) such failure results from a Market MAC Event and (B) the Marathon Parties use their reasonable best efforts to cause the HoldCo Borrowing to be advanced to HoldCo as soon as practicable thereafter, including, to the extent necessary, by providing guarantees or other credit support from the Marathon Parties (to the extent they have not otherwise agreed to do so), agreeing to modifications in the pricing, terms or structure of the HoldCo Borrowing (reasonably acceptable to Ashland) or arranging alternative Third Party Lenders; or

(f) by Ashland in accordance with Section 11.05(b); provided, however, that Ashland shall have complied with all provisions thereof, including the notice provisions therein.

SECTION 11.02. Effect of Termination. In the event of termination of this Agreement by either Ashland or Marathon as provided in Section 11.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party hereto, other than Section 6.09 (Brokers), Section 7.09 (Brokers), the last sentence of Section 9.02 (Access to Information; Confidentiality), Section 9.04 (Fees and Expenses), this Section 11.02 and Article XIV (General Provisions), which provisions shall survive such termination, and except to the extent that such termination results from the material breach by a party of its representations, warranties or covenants set forth in the Transaction Agreements. Without limiting the generality of the foregoing, in the event of termination of this Agreement by either Ashland or Marathon as provided in Section 11.01, none of the MAP Governing Documents shall be terminated, amended or modified as specified in the Transaction Agreements.

SECTION 11.03. Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Ashland Shareholder Approval; provided, however, that after receipt of the Ashland Shareholder Approval, there shall be made no amendment that by Law requires further approval by the shareholders of Ashland without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

SECTION 11.04. Extension; Waiver. At any time prior to the Closing, Ashland or Marathon may, to the extent permitted by Law, (a) extend the time for the performance of any of the obligations or other acts of the Marathon Parties (in the case of an extension granted by Ashland) or the Ashland Parties (in the case of an extension granted by Marathon), (b) waive any inaccuracies in the representations and warranties contained in the Transaction Agreements or in any document delivered pursuant to the Transaction Agreements, (c) waive compliance with any of the agreements of the Marathon Parties (in the case of a waiver granted by Ashland) or the Ashland Parties (in the case of a waiver granted by Marathon) or (d) waive any condition to the obligations of the Ashland Parties (in the case of a waiver granted by Ashland) or the Marathon Parties (in the case of a waiver granted by Marathon); provided, however, that after receipt of the Ashland Shareholder Approval, there shall be made no extension or waiver that by Law requires further approval by the shareholders of Ashland without the further approval of such shareholders. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION 11.05. Procedure for Termination, Amendment, Extension or Waiver. (a) A termination of this Agreement pursuant to Section 11.01, an amendment pursuant to Section 11.03 or an extension or waiver pursuant to Section 11.04 shall, in order to be effective, require action by the Ashland Board or the Marathon Board, as applicable, or the duly authorized designee of the Ashland Board or the Marathon Board, as applicable.

(b) Ashland may terminate this Agreement pursuant to Section 11.01(f) only if, prior to the Cutoff Date, (i) the Ashland Board (or, if applicable, a majority of the disinterested members thereof) has received a Superior Proposal, (ii) in light of such Superior Proposal the Ashland Board shall have determined in good faith, after consultation with inside and outside counsel, that the failure to take such action would be reasonably likely to result in a breach of its fiduciary obligations under applicable Law, (iii) Ashland has notified Marathon in writing of the determination described in clause (ii) above, (iv) at least five business days have elapsed following receipt by Marathon of the notice referred to in clause (iii) above, (v) Ashland is in compliance in all material respects with Section 8.02 (No Solicitation) and (vi) Marathon is not at such time entitled to terminate this Agreement pursuant to Section 11.01(c). Written confirmation by an executive officer of Marathon that expressly states that Marathon accepts the fees due and paid by Ashland under Section 9.04 shall constitute acceptance by Marathon of the validity of any termination of this Agreement under Section 11.01(f) and this Section 11.05(b); provided that, if such written confirmation is not provided within five business days after Marathon’s receipt of payment of such fees, Marathon shall promptly refund such payment to Ashland without setoff. It is understood and agreed that a valid termination of this Agreement in compliance with the provisions of this Section 11.05(b) shall not constitute a breach of any provision of this Agreement.

ARTICLE XII

Amendment of Existing MAP Agreements

SECTION 12.01. Asset Transfer and Contribution Agreement. (a) Environmental Indemnity. After the Closing, subject to and in accordance with all terms, conditions, restrictions and limitations contained in Section 9.8 of the Asset Transfer and Contribution Agreement among Marathon Company, Ashland and MAP dated as of December 12, 1997, as amended (the “ATCA”), MAP shall direct and control all Remediation Activities (as defined in the ATCA) undertaken in connection with any Ashland Environmental Loss associated with the Ashland Transferred Assets (as such terms are defined in the ATCA). The Ashland Parties and the Marathon Parties shall cooperate in transferring the direction and control of such Remediation Activities to MAP. In addition, notwithstanding anything to the contrary contained in the ATCA, if the Closing occurs, New Ashland Inc. shall not have any liabilities or obligations:

(i) in excess of $50,000,000 in the aggregate for Ashland Environmental Losses under Section 9.2(c) of the ATCA incurred on or after January 1, 2004, except as otherwise provided in the last sentence of this Section 12.01(a);

(ii) arising out of the St. Paul Park QQQ Project to the extent incurred on or after January 1, 2003 other than the amounts to be paid pursuant to Section 9.09(b);

(iii) arising out of the Plains Settlement (as defined in Section 14.02) regardless of when incurred; or

(iv) under Section 9.8(f) of the ATCA.

From and after the Closing, MAP shall continue to treat and process any and all impacted groundwater associated with Remediation Activities undertaken in connection with any Ashland Environmental Loss (as defined in the ATCA) relating to the Catlettsburg, Canton and St. Paul Park refineries. Notwithstanding anything to the contrary contained in this Section 12.01(a), such treatment and processing shall be at MAP’s sole cost and expense. MAP shall have title to any and all hydrocarbons recovered during the treatment and processing of such impacted groundwater. Ashland shall retain all Ashland Excluded Liabilities (as defined in the ATCA) as well as all liabilities and obligations associated with the Scharbauer and Holt Ranch S-P project and the S-P projects described on Schedule 9.2(c) to the Ashland Asset Transfer and Contribution Agreement Disclosure Letter (as defined in the ATCA).

(b) Other Indemnification. After the Closing, the Ashland Parties shall not have any liabilities or obligations for breaches of representations or warranties under Section 9.2(a) of the ATCA, including the Claims (as defined in the ATCA) identified in Section 12.01(b) of the Ashland Disclosure Letter, regardless of whether any Claim thereunder has been asserted on or prior to the Closing Date.

(c) Department of Defense Claim. Notwithstanding anything to the contrary contained in the ATCA or the other MAP Governing Documents, (i) MAP shall pursue the claims that MAP has asserted against the U.S. Department of Defense (the “DOD”) relating to alleged illegal price adjustments for jet fuel and other aviation fuel sold to the DOD by Ashland Petroleum Company from 1980 through 1990 (the “DOD

Claims”) and (ii) New Ashland Inc. shall have the right to participate in the pursuit of the DOD Claims and to employ counsel, at its own expense, separate from the counsel employed by MAP, it being understood that MAP shall control, in consultation with New Ashland Inc., the pursuit of the DOD Claims. MAP shall use its reasonable best efforts to prosecute the DOD Claims in accordance with this Section 12.01(c) until the DOD Claims are finally determined pursuant to one or more final and nonappealable orders, decrees or judgments by a court of competent jurisdiction or by one or more settlement agreements approved by New Ashland Inc. (such approval not to be unreasonably withheld or delayed). If MAP shall receive any recovery under the DOD Claims, whether by judgment, settlement or otherwise, Marathon or Merger Sub shall promptly pay to New Ashland Inc. an amount equal to (A) 38% of such recovery minus (B) 38% of MAP’s reasonable out-of-pocket costs and expenses in pursuing the DOD Claims. If and to the extent MAP’s reasonable out-of-pocket costs and expenses incurred in the pursuit of the DOD Claims exceeds the ultimate recovery under the DOD Claims, New Ashland Inc. shall pay to Marathon an amount equal to 38% of such excess.

(d) Employee Benefit Matters. (i) As of the Closing, except as expressly modified herein, the terms and conditions of Article X of the ATCA shall continue to apply with respect to all employees and former employees of MAP and its subsidiaries who were Ashland Transferred Employees (as defined in the ATCA) (the “Transferred MAP Employees”).

(ii) Without limiting the generality of Section 12.01(d)(i), from and after the Closing, MAP and its successors shall be solely responsible for all liabilities, obligations and commitments (including any costs and expenses) in connection with the provision of retiree medical and retiree life insurance benefits to the Transferred MAP Employees. Such benefits shall be determined taking into account the combined service of each Transferred MAP Employee with Ashland and its subsidiaries and MAP and its subsidiaries. For the avoidance of doubt, Ashland shall not have any liability, obligation or commitment in respect of retiree medical or retiree life insurance benefits for MAP employees, including Transferred MAP Employees, from and after the Closing.

(iii) Ashland shall remain solely responsible for any benefits under the Ashland & Affiliates Pension Plan (the “Ashland Pension Plan”) and for any benefits under the Ashland Leveraged Employee Stock Ownership Plan (the “Ashland LESOP”) accrued by each Transferred MAP Employee as of immediately prior to such employee’s Employment Transfer Date (as defined in the ATCA). Solely for purposes of qualifying for distributions and early retirement benefits pursuant to the Ashland Pension Plan and the Ashland LESOP, Ashland will continue to treat the Transferred MAP Employees as employed by an affiliated employer for so long as they remain actively employed by MAP or its successors or their affiliates.

(iv) In accordance with the terms of the Ashland Employee Savings Plan, as of the Closing, Ashland agrees to facilitate the ability of each Transferred MAP Employee who is currently employed by MAP and its subsidiaries immediately prior to the Closing to effect a “direct rollover” (within the meaning of Section 401(a)(31) of the Code) of his or her account balances under the Ashland Employee Savings Plan if such rollover is elected in accordance with applicable Law by such Transferred MAP Employee. Marathon agrees to cause the Marathon Thrift Plan to accept a “direct rollover” to the Marathon Thrift Plan of such Transferred MAP Employees’ account balances (including promissory notes evidencing all outstanding loans) under the Ashland Employee Savings Plan.

(v) Except as provided in this Section 12.01(d), Ashland shall remain solely responsible for any individual contractual obligations with any Transferred MAP Employees (including any obligations to such employees pursuant to the Ashland Stock Plans, the Ashland Salary Continuation Plan and any other severance, change in control or incentive compensation plan or arrangement) to the extent that Ashland was liable for such obligations immediately prior to the Closing.

(vi) Subject to applicable Law, Ashland shall reasonably cooperate in providing MAP with complete data for any Transferred MAP Employees.

(vii) The parties agree that, in the event that MAP and its subsidiaries make any contributions to, or payments in respect of, any pension plans, post-retirement health and life insurance plans or any other post-employment benefit arrangements, other than the Permitted Payments (as defined below), then MAP shall make a special non-pro rata distribution to Ashland in an amount equal to 38% of the amount by which any such contributions or payments exceed the Permitted Payments. Any such distribution to Ashland pursuant to this Section 12.01(d)(vii) shall be effected through an increase in the MAP Partial Redemption Amount or through such other means as Ashland and MAP may mutually agree. For purposes of this Section 12.01(d)(vii), “Permitted Payments” means:

(A) any benefit payments made in the ordinary course of business consistent with past practice to beneficiaries of such pension plans, post-retirement health and life insurance plans or post-employment benefit arrangements;

(B) contributions to the MAP Retirement Plan (the “MAP Qualified Pension Plan”) in an amount not in excess of the minimum amount necessary to avoid the required filing of information with the Pension Benefit Guaranty Corporation (“PBGC”) pursuant to Section 4010 of ERISA with respect to the 2003 information year, which filing would otherwise be due on April 15, 2004 (which amounts shall be contributed at the latest possible time to avoid such required filing);

(C) in the case of the MAP Qualified Pension Plan (1) if the pension funding relief (including relief related to the determination of the PBGC variable-rate premium (within the meaning of 29 C.F.R. 4006.3)) contemplated by H.R. 3108 (or any substantially similar legislation) (the “Pension Funding Relief”) is enacted into law on or prior to September 15, 2004, contributions in calendar year 2004 in an amount not in excess of the minimum amount necessary to avoid payment of the variable-rate premium for such plan for the 2004 plan year (taking into account any amounts previously contributed to the MAP Qualified Pension Plan, including pursuant to the immediately preceding clause (B) and clause (C)(3) below), provided that such contributions shall not be made before the latest possible time that such contributions may be made and still be taken into account in determining whether any variable-rate premium is due for the 2004 plan year, using the method that produces the lowest variable-rate premium and reflects any exemptions and special rules under 29 C.F.R. 4006.5 and the highest discount rate permitted for the calculation of such variable-rate premium and such other actuarial assumptions as set forth in 29 C.F.R. 4006 or otherwise required under PBGC regulations and (2) if the Pension Funding Relief is enacted into law on or prior to September 15, 2005, contributions in calendar year 2005 in an amount not in excess of the minimum amount necessary to avoid payment of the variable-rate premium for such plan for the 2005 plan year (taking into account any amounts previously contributed to the MAP Qualified Pension Plan, including pursuant to the immediately preceding clauses (B) and (C)(1) and clause (C)(3) below), provided that such contributions shall not be made before the latest possible time that such contributions may be made and still be taken into account in determining whether any variable-rate premium is due for the 2005 plan year, using the method that produces the lowest variable-rate premium and reflects any exemptions and special rules under 29 C.F.R. 4006.5 and the highest discount rate permitted for the calculation of such variable-rate premium and such other actuarial assumptions as set forth in 29 C.F.R. 4006 or otherwise required under PBGC regulations and (3) until the Pension Funding Relief is enacted into law, contributions (made in amounts and at such times consistent with past practice) not in excess of $120,000,000 in each of calendar year 2004 and 2005; and

(D) in the case of the MAP Qualified Pension Plan, contributions not in excess of the minimum additional amounts required (which amounts shall be contributed at the latest possible time) for such plan to satisfy the minimum funding requirements of Section 412 of the Code;

it being understood that any amounts previously contributed to the MAP Qualified Pension Plan (including under the immediately preceding clause (B), (C) (1)-(3) or (D)) shall be taken into account in determining any subsequent amounts permitted to be contributed under the immediately preceding clause (B), (C)(1)-(3) or (D) so as to avoid duplication of contributions. Notwithstanding the foregoing, in no event may Permitted Payments under the immediately preceding clauses (B), (C)(1)-(3) and (D) in the aggregate exceed, for each of calendar years 2004 and 2005, an amount (the “Maximum Annual Permitted Payment”) equal to the greater of (x) the minimum contributions required to be paid in such year to satisfy the minimum funding requirements of Section 412 of the Code (based on the required due dates for such contributions) and (y) $120,000,000. With respect to the 2005 calendar year, the Maximum Annual Permitted Payment shall be pro-rated by multiplying the Maximum Annual Permitted Payment by a fraction, the numerator of which is the number of months elapsed in such year through and including the Closing Date, and the denominator of which is 12. At least 30 days in advance of any Permitted Payment described under clauses (B), (C)(1)-(3) or (D) of the definition thereof to be contributed by MAP or its subsidiaries to the MAP Qualified Pension Plan, MAP and/or its actuary shall provide Ashland with a good-faith estimate of such Permitted Payment, and with all information reasonably requested by Ashland (and any actuary designated by Ashland) to review and independently verify such Permitted Payment.

(e) Other Provisions. After the Closing, the Ashland Parties and their affiliates shall not have any liabilities or obligations under Section 7.2(h) (Guarantees) or 7.2(l) (Marine Preservation Association) of the ATCA. For the avoidance of doubt, the other liabilities and obligations of the Ashland Parties and their affiliates, and the liabilities and obligations of Marathon Company, MAP and MAP’s subsidiaries, under the ATCA, including those under Article IX thereof, shall continue in full force and effect after the Closing, except as provided in the Transaction Agreements. After the Closing, Ashland shall not have any liabilities or obligations under the Parent Company Guarantee dated May 28, 2003 relating to a Crude Oil Sales Agreement with Saudi Arabian Oil Company effective June 1, 2003, as amended; provided, however, that nothing in the Transaction Agreements or the Ancillary Agreements shall prohibit Marathon from continuing to be a guarantor thereunder.

SECTION 12.02. Designated Subleases. (a) With respect to the Goldman Sachs Master Sublease Agreement dated as of January 1, 1998, between Ashland Oil, Inc. and Speedway SuperAmerica LLC and the Pitney Bowes Credit Corporation Master Subcharter Agreement, dated as of January 1, 1998, between Ashland and MAP (each, a “Designated Sublease”), Ashland shall use its reasonable best efforts to (i) purchase or otherwise acquire the property then leased under the Original Lease (as defined in the MAP LLC Agreement) and subleased to MAP pursuant to each Designated Sublease (the “Leased Property”) on or prior to the Closing and (ii) upon such purchase or other acquisition, contribute its interest in such Leased Property to MAP or one of its subsidiaries at no cost to MAP or such subsidiary on or prior to the Closing; provided, however, that (A) with respect to any such Original Lease, Ashland shall not be obligated to pay more than a reasonable amount as consideration to, or make more than a reasonable financial accommodation in favor of, or commence litigation against, any person (including in order to obtain any agreement, consent or cooperation of or from such person) in order to purchase or otherwise acquire the related Leased Property as contemplated by, and in accordance with, this Section 12.02(a) and (B) any additional cost associated with exercising an option under any such Original Lease to purchase the related Leased Property as described above shall be deemed not to constitute an obligation to pay more than a reasonable amount.

(b) In the event that Ashland is unable to purchase or otherwise acquire the Leased Property related to a Designated Sublease in accordance with Section 12.02(a), then the Ashland Parties and the Marathon Parties shall use their reasonable best efforts (including entering into customary documentation reasonably acceptable in form and substance to the Ashland Parties and the Marathon Parties) to cause (i) all Ashland’s existing rights under such Original Lease and, as applicable, either the SuperAmerica Transaction Documents (as defined below) or Pitney Bowes Transaction Documents (as defined below), to be assigned to MAP, effective as of the Closing Date, (ii) MAP to assume, effective as of the Closing Date, all liabilities and obligations required to be performed or discharged after the Closing under such Original Lease (including the obligation to pay rent and any additional cost associated with exercising an option under such Original Lease to purchase the related Leased Property) and, as applicable, either the SuperAmerica Transaction Documents or Pitney Bowes Transaction Documents and (iii) the Ashland Parties and their affiliates to be released, effective as of the Closing Date, from all liabilities and obligations required to be performed or discharged after the Closing under such Original Lease and, as applicable, either the SuperAmerica Transaction Documents or Pitney Bowes Transaction Documents. If the Ashland Parties and the Marathon Parties are able to effect the assignment, assumption and release in accordance with this Section 12.02(b) in connection with an Original Lease related to a Designated Sublease, on the Closing Date, New Ashland Inc. shall pay to MAP cash, by wire transfer of immediately available funds to a MAP bank account designated in writing by MAP at least two business days prior to the Closing Date, in an amount equal to the present value, discounted at a rate equal to the yield to average life of Marathon public debt having an average life similar to the remaining average life of such Original Lease, and based on such other assumptions as the parties shall reasonably agree upon, of the lowest cost alternative of (x) the payment of all rent required to be paid thereafter under such Original Lease (including for all renewal periods available under the terms of such Original Lease) or (y) the payment of all rent required to be paid thereafter under such Original Lease until the date of any available option under such Original Lease to purchase the related Leased Property and the cost associated with exercising any such option. Ashland shall reimburse Marathon for any reasonable out-of-pocket expenses incurred by Marathon relating to such assignment, assumption and release; provided, however, that, with respect to any Original Lease, Ashland shall not be obligated to pay more than a reasonable amount as consideration to, or make more than a reasonable financial accommodation in favor of, or commence litigation against, any person (including in order to obtain any agreement, consent or cooperation of or from such person) in order to effect the assignment, assumption, and release contemplated by, and in accordance with, this Section 12.02(b) with respect to such Original Lease and, as applicable, either the SuperAmerica Transaction Documents or Pitney Bowes Transaction Documents. If the Ashland Parties and the Marathon Parties are able to effect the assignment, assumption and release in accordance with this Section 12.02(b) with respect to any Original Lease related to a Designated Sublease, such Designated Sublease shall thereupon terminate and none of the Ashland Parties or the Marathon Parties shall have any liabilities or obligations thereunder other than liabilities and obligations required to be performed or discharged before the Closing.

(c) In the event that, on or prior to the Closing, (x) Ashland is unable to purchase and contribute the Leased Property related to a Designated Sublease as contemplated by, and in accordance with, Section 12.02(a), and (y) the Ashland Parties and the Marathon Parties are unable to effect the assignment, assumption and release as contemplated by, and in accordance with, Section 12.02(b) with respect to such Original Lease and, as applicable, either the SuperAmerica Transaction Documents or Pitney Bowes Transaction Documents, then (i) MAP shall be entitled to continue to sublease the Leased Property pursuant to such Designated Sublease until the term of such Original Lease expires, (ii) Ashland shall use its reasonable best efforts to purchase or otherwise acquire the related Leased Property under such Original Lease and convey title to such Leased Property to MAP or one of its subsidiaries; provided, however, that (A) with respect to any such Original Lease, Ashland shall not be obligated to pay more than a reasonable amount as consideration therefor to, or make more than a reasonable financial accommodation in favor of, or commence litigation against, any person (including in order to obtain any agreement, consent or cooperation of or from such person) in order to purchase or otherwise acquire the related Leased Property and (B) any additional cost associated with exercising an option under any Original Lease to purchase related Leased Property shall be deemed not to constitute an obligation to pay more than a reasonable amount and (iii) if Ashland subsequently acquires such Leased Property, Ashland shall convey title to such Leased Property to MAP or one of its subsidiaries at no cost (including transfer Tax expense) to MAP or such subsidiary at such time.

(d) For purposes of this Agreement:

“SuperAmerica Transaction Documents” means the following documents: (i) Participation Agreement, dated as of December 31, 1990, among Ford Motor Credit Company, as owner participant; State Street Bank and Trust Company of Connecticut, National Association, as trust company and as owner trustee; Ashland Oil, Inc. (now known as “Ashland Inc.”), as lessee; SuperAmerica Group, Inc., as seller; First Colony Life Insurance Company, as initial lender; and SuperAsh Remainderman Limited Partnership, as remainderman; (ii) Three Party Agreement, dated as of December 31, 1990, among SuperAsh Remainderman Limited Partnership, as remainderman; Ashland Oil, Inc., as lessee; and State Street Bank and Trust Company of Connecticut, National Association, as lessor; (iii) Tax Indemnification Agreement, dated December 31, 1990, among Ford Motor Credit Company, State Street Bank and Trust Company of Connecticut, National Association and Ashland Oil, Inc.; (iv) Guarantee, dated as of December 31, 1990, by State Street Bank and Trust Company to Ford Motor Credit Company, Ashland Oil, Inc., SuperAmerica Group, Inc., First Colony Life Insurance Company and SuperAsh Remainderman Limited Partnership; (v) Guaranty of Ford Motor Credit Company, dated as of September 21, 1996, given by Ford Motor Credit Company to State Street Bank and Trust Company of Connecticut, National Association, Ashland Oil, Inc., SuperAmerica Group, Inc., First Colony Life Insurance Company, and SuperAsh Remainderman Limited Partnership; and (vi) Consent to the First Amendment of SuperAsh Remainderman Limited Partnership Agreement of Limited Partnership.

“Pitney Bowes Transaction Documents” means the following documents: (i) Financing Agreement, among Pitney Bowes Credit Corporation, PNC Leasing Corp., Ashland, and PNC Bank, Kentucky, Inc., dated as of January 19, 1996; (ii) Assignment of Builder Contracts between Ashland, Pitney Bowes Credit Corporation and PNC Leasing Corp., Kentucky, dated January 19, 1996; (iii) Letter Agreement, dated December 31, 1996, among Pitney Bowes Credit Corporation, Ashland, First Security Bank, National Association, and Prudential Securities Incorporated acknowledging the Assignment of Builder Contracts; (iv) Letter Agreement, dated January 16, 1997, between Pitney Bowes Credit Corporation and Ashland acknowledging the understanding of certain definitions in connection with Schedule A attached thereto; (v) Letter Agreement, dated January 21, 1997, among Pitney Bowes Credit Corporation, Ashland, First Security Bank, National Association, and Prudential Securities Incorporated acknowledging the Charter Assignment; (vi) Letter Agreement, dated June 19, 1997, among Pitney Bowes Credit Corporation, Ashland, First Security Bank, National Association, and Prudential Securities Incorporated acknowledging the Assignment of Builder Contracts; (vii) Letter Agreement, dated June 19, 1997, between Pitney Bowes Credit Corporation and Ashland acknowledging the understanding of certain definitions in connection with Schedule A attached thereto; (viii) Letter Agreement, dated June 19, 1997, among Pitney Bowes Credit Corporation, Ashland, First Security Bank, National Association, and Prudential Securities Incorporated acknowledging the Charter Assignment; (ix) Amendment to Charter Supplement, dated as of June 19, 1997, between Pitney Bowes Credit Corporation and Ashland; (x) First Amendment to Charter Agreement dated as of October 28, 1997, between Pitney Bowes Credit Corporation and Ashland; (xi) First Amendment to Charter Supplements Nos. 1-16, dated as of October 28, 1997, between Pitney Bowes Credit Corporation and Ashland; (xii) Letter Agreement, dated November 24, 1997, between Pitney Bowes Credit Corporation and Ashland, regarding ownership of specified barges; (xiii) Termination of Charter Supplements Nos. 16-21, dated as of December 2, 1997, between Pitney Bowes Credit Corporation and Ashland; (xiv) Letter, dated December 2, 1997, from Ashland to Pitney Bowes Credit Corporation acknowledging the sale of specified vessels from Pitney Bowes Credit Corporation to Ashland; (xv) Letter, dated December 9, 1997, from Ashland to Pitney Bowes Credit Corporation notifying Pitney Bowes of the intention to form a joint venture and subcharter barges and requesting Pitney Bowes’s consent to the subcharter; (xvi) Consent Letter, dated December 31, 1997, among Pitney Bowes Credit Corporation, Ashland, and MAP, regarding Pitney Bowes Credit Corporation’s consent to the Master Subcharter Agreement.

SECTION 12.03. The MAP LLC Agreement. After the Closing, (i) except as contemplated by the Tax Matters Agreement, New Ashland Inc. shall not have any liabilities or obligations to any of the Marathon Parties or any of their affiliates under the MAP LLC Agreement other than with respect to any breach or default under the MAP LLC Agreement by Ashland that occurred prior to the Closing and (ii) except as contemplated by Section 12.06(b) or the Tax Matters Agreement, neither Marathon Company nor MAP shall have any liabilities or obligations to any of the Ashland Parties or any of their affiliates under the MAP LLC Agreement other than with respect to any breach or default thereunder by Marathon Company or any of its affiliates that occurred prior to the Closing.

SECTION 12.04. The Put/Call Agreement. Unless and until this Agreement is terminated in accordance with the provisions of Article XI, notwithstanding anything to the contrary contained in the Put/Call, Registration Rights and Standstill Agreement dated as of January 1, 1998 among Marathon Company, Marathon (as successor and assign of USX Corporation), Ashland and MAP, as amended (the “Put/Call Agreement”), Ashland shall not have the right to exercise the Ashland Put Right and Marathon Company shall not have the right to exercise the Marathon Call Right (as such terms are defined in the Put/Call Agreement). After the Closing, except as expressly contemplated by this Agreement or any of the other Transaction Agreements, (i) New Ashland Inc. shall not have any liabilities or obligations under the Put/Call Agreement other than (A) with respect to any breach or default thereunder by Ashland that occurred prior to the Closing and (B) Ashland’s obligations under Section 12.02 thereof (which shall survive for six months after the Closing Date); and (ii) none of the Marathon Parties shall have any liabilities or obligations under the Put/Call Agreement other than (A) with respect to any breach or default thereunder by Marathon, Marathon Company or MAP that occurred prior to the Closing, (B) the obligations of Marathon and Marathon Company under Section 12.01 thereof (which shall survive for six months after the Closing Date) and (iii) the obligations of Marathon, Marathon Company and MAP under Section 13.03 thereof (which shall survive pursuant to the terms of the Put/Call Agreement). For the avoidance of doubt, the Ashland Parties and the Marathon Parties shall not have any obligations under Article XIV of the Put/Call Agreement after the Closing Date. The parties hereto agree that the Price Reduction (as defined in Amendment No. 1 to the Put/Call Agreement) shall not apply to the Transactions.

SECTION 12.05. Ancillary Agreements. After the Closing, the Insurance Indemnity Agreement among Marathon Company, Ashland, Marathon (as successor and assign of USX Corporation) and MAP, dated as of January 1, 1998, shall terminate and no party to any such agreement shall have any rights or obligations thereunder, other than those rights or obligations arising prior to the Closing.

SECTION 12.06. Other Provisions of the MAP Governing Documents. (a) Except as the same may have been amended prior to the date of this Agreement and except as expressly amended or assigned pursuant to the Transaction Agreements or the Ancillary Agreements, the MAP Governing Documents, to the extent the same are in existence as of the date of this Agreement, shall continue in full force and effect. For the avoidance of doubt, after the Closing, New Ashland Inc. shall be deemed to be a successor of Ashland for purposes of the ATCA and the Transaction Documents (as defined in the ATCA).

(b) The obligations of MAP under Article XI (Liability, Exculpation and Indemnification) of the MAP LLC Agreement as in effect on the date of this Agreement shall continue in effect and shall not be amended, repealed or otherwise modified after the Closing in any manner that would adversely affect the rights thereunder of any Covered Person (as defined in the MAP LLC Agreement) in respect of acts or omissions occurring at or prior to the Closing and, in the case of such obligations to all Representatives (as defined in the MAP LLC Agreement) who have been designated from time to time prior to the Closing Date by Ashland to the Board of Managers (as defined in the MAP LLC Agreement) of MAP, shall be guaranteed by Marathon. This Section 12.06(b) shall survive the Closing, is intended to benefit each Covered Person and shall be enforceable by the Covered Persons and their successors.

SECTION 12.07. Post-Closing Access. After the Closing, upon reasonable written notice, the Marathon Parties shall furnish or cause to be furnished to the Ashland Parties and their Representatives, during normal business hours, reasonable access to the personnel, properties, books, contracts, commitments, records and other information and assistance relating to MAP for the purpose of auditing compliance by MAP with Section 12.01(a) and for such other purposes as the Ashland Parties may reasonably request.

ARTICLE XIII

Indemnification

SECTION 13.01. Indemnification by New Ashland Inc. (a) Subject to the limitations set forth in this Article XIII, from and after the Closing, New Ashland Inc. shall defend and indemnify each of the Marathon Parties and their respective affiliates and each of their respective Representatives against, and hold them harmless from, any and all claims, demands, suits, actions, causes of action, investigations, losses, damages, liabilities, obligations, penalties, fines, costs and expenses (including costs of litigation and reasonable attorneys’ and experts’ fees and expenses, but excluding a party’s indirect corporate and administrative overhead costs) (“Losses”) to the extent resulting from, arising out of or relating to, directly or indirectly:

(i) any breach of any representation or warranty of any of the Ashland Parties contained in this Agreement, the Maleic Agreement, the VIOC Agreement or any Ancillary Agreement (other than the representations and warranties contained in: the first sentence of Section 6.01 of this Agreement; Sections 6.03, 6.04, 6.05, 6.08 and 6.11 of this Agreement; Sections 3.03(b), 3.09, 3.11(b) and 3.12 of the Maleic Agreement; and Sections 3.03(b), 3.09, 3.11(b) and 3.12 of the VIOC Agreement);

(ii) any breach or nonfulfillment of any covenant of any of the Ashland Parties contained in this Agreement, the Maleic Agreement, the VIOC Agreement or any Ancillary Agreement, in each case to the extent it relates to performance prior to the Closing;

(iii) any breach of any representation or warranty of any of the Ashland Parties contained in (A) Section 6.08 of this Agreement or (B) Section 3.11(b) of the Maleic Agreement or Section 3.11(b) of the VIOC Agreement;

(iv) any breach of any representation or warranty of any of the Ashland Parties contained in (A) Section 6.03 (except the last sentence of 6.03(e)) of this Agreement, (B) Section 3.09 or 3.12 of the Maleic Agreement or Section 3.09 or 3.12 of the VIOC Agreement or (C) Section 6.05 of this Agreement;

(v) any breach of any representation or warranty of any of the Ashland Parties contained in (A) the first sentence of Section 6.01 of this Agreement, Section 3.03(b) of the Maleic Agreement or Section 3.03(b) of the VIOC Agreement or (B) Section 6.04 or 6.11 of this Agreement;

(vi) (A) any breach of any representation or warranty of any of the Ashland Parties contained in the last sentence of Section 6.03(e) of this Agreement, (B) any breach or nonfulfillment of any covenant of any of the Ashland Parties (other than HoldCo) contained in this Agreement (other than Section 8.03 of this Agreement), the Maleic Agreement, the VIOC Agreement or any Ancillary Agreement, in each case to the extent it relates to performance after the Closing (including New Ashland’s obligations to pay Reorganization Merger Consideration or amounts in respect of Dissenters’ Shares) or (C) any breach or nonfulfillment of any covenant of any of the Ashland Parties contained in Section 8.03 of this Agreement;

(vii) any liabilities or obligations (contingent or otherwise) of any of the Ashland Parties (or any of their respective subsidiaries) that are not expressly assumed by one or more of the Marathon Parties pursuant to this Agreement, the Maleic Agreement, the VIOC Agreement or any Ancillary Agreement (including any asbestos-related liabilities or obligations of the Ashland Parties, or any of their respective subsidiaries, associated with the operations of Riley Stoker Corporation);

(viii) any liabilities or obligations of any of the Ashland Parties to Transferred MAP Employees, Transferred Maleic Business Employees (as defined in the Maleic Agreement) or Transferred VIOC Centers Employees (as defined in the VIOC Agreement) under any pension, retirement or other employee benefit plan or arrangement established or participated in by any Ashland Party or any of its subsidiaries that is not expressly assumed by one or more Marathon Parties pursuant to this Agreement, the Maleic Agreement, the VIOC Agreement or any Ancillary Agreement;

(ix) any failure by any of the Ashland Parties to comply with the St. Paul Park Judgment and Plea Agreement, other than the obligations expressly assumed by the Marathon Parties in Section 9.09 of this Agreement; or

(x) any liabilities and obligations (contingent or otherwise) of any of the Marathon Parties (or any of their respective subsidiaries) that are expressly assumed by one or more Ashland Parties pursuant to this Agreement, the Maleic Agreement, the VIOC Agreement or any Ancillary Agreement.

(b) New Ashland Inc. shall not be required to indemnify any person, and shall not have any liability:

(i) under clauses (i) and (ii) of Section 13.01(a), unless a claim therefor is asserted in writing within three years after the Closing Date, failing which such claim shall be waived and extinguished;

(ii) under clause (iii) of Section 13.01(a), unless a claim therefor is asserted in writing within five years after the Closing Date, failing which such claim shall be waived and extinguished;

(iii) under clause (iv) of Section 13.01(a), unless a claim therefor is asserted in writing within six years after the Closing Date, failing which such claim shall be waived and extinguished;

(iv) under clause (v) of Section 13.01(a), unless a claim therefor is asserted in writing within ten years after the Closing Date, failing which such claim shall be waived and extinguished;

(v) under clause (i), (ii), (iii), (iv), (v) or (vi) of Section 13.01(a) for any punitive or exemplary damages (other than punitive or exemplary damages asserted by any person who is not a Marathon Party, or an affiliate or a Representative of a Marathon Party, in a Third Party Claim (as defined in Section 13.04));

(vi) under clause (i), (ii), (iii), (iv), (v)(A) or (vi)(B) of Section 13.01(a) for any indirect consequential or special damages (other than indirect consequential or special damages asserted by any person who is not a Marathon Party, or an affiliate or a Representative of a Marathon Party, in a Third Party Claim);

(vii) under clauses (i), (ii), (iii), (iv) and (v) of Section 13.01(a) unless the aggregate of all Losses for which the Ashland Parties would, but for this clause (vii), be liable exceeds on a cumulative basis an amount equal to $2,000,000, and then only to the extent of any such excess;

(viii) under clauses (i), (ii), (iii), (iv), (v) and (vi)(A) of Section 13.01(a) for any individual items where the Loss or alleged Loss relating thereto is less than $100,000 and such items shall not be aggregated for purposes of clause (vii) of this Section 13.01(b);

(ix) under clauses (i), (ii), (iii), (iv) and (v) of Section 13.01(a) with respect to breaches of representations, warranties or covenants referred to therein that are contained in (A) the Maleic Agreement to the extent they result in indemnification payments hereunder in excess of $59,785,000 in the aggregate or (B) the VIOC Agreement to the extent they result in indemnification payments hereunder in excess of $39,385,000 in the aggregate;

(x) under clauses (i), (ii), (iii), (iv), (v) and (vi)(A) of Section 13.01(a) in the aggregate in excess of the amount equal to the sum of (A) the MAP Partial Redemption Amount, (B) the Capital Contribution, (C) $315,000,000 and (D) all post-Closing recoveries by Ashland of distributions or profits from MAP with respect to any period after the Closing Date; and

(xi) under clauses (i), (ii), (iii) and (iv)(A) of Section 13.01(a) for breaches of representations, warranties or covenants referred to therein that are contained in this Agreement to the extent they result in indemnification payments hereunder in excess of $400,000,000 in the aggregate;

provided, however, that in determining the scope of New Ashland Inc.’s indemnification obligations under this Section 13.01(a), any qualification as to materiality or references to Ashland Material Adverse Effect, Maleic Business Material Adverse Effect (as defined in the Maleic Agreement) or VIOC Centers Material Adverse Effect (as defined in the VIOC Agreement) in any of the representations or warranties referred to in Section 13.01(a) shall be disregarded (it being understood that such qualifications as to materiality or Ashland Material Adverse Effect, Maleic Business Material Adverse Effect or VIOC Centers Material Adverse Effect shall apply for purposes of determining whether there has been a breach in the first place). Solely for purposes of this Article XIII, any Loss to the extent arising out of any event or occurrence on or prior to, or circumstance existing on or prior to, the Closing Date (and not to the extent arising out of any event, occurrence or circumstance existing after the Closing Date, other than the discovery of a pre-closing condition or the making or commencement of any claim, demand, suit, action, proceeding or investigation after the Closing Date to the extent relating to any event, occurrence or circumstance existing on or prior to the Closing Date) shall be considered in determining whether there shall have occurred (or there was reasonably expected to occur) an Ashland Material Adverse Effect, a Maleic Business Material Adverse Effect or a VIOC Centers Material Adverse Effect, as applicable, as of the Closing Date. The parties acknowledge that (x) the indemnification obligations referred to in clauses (vi) through (x) of Section 13.01(a) shall not be subject to any time limitations and (y) none of the indemnification obligations referred to in clauses (vi)(B), (vi)(C), or any of clauses (vii) through (x) of Section 13.01(a) shall be subject to any dollar limitations. The preceding sentence is not intended to eliminate or amend any limitations on the indemnification obligations of any Ashland Party under the ATCA or any other agreement that is not a Transaction Agreement or an Ancillary Agreement.

(c) Except as otherwise expressly contemplated or provided in the Transaction Agreements and the Ancillary Agreements, the Ashland Parties make no representations or warranties of any kind, either express or implied. Except as otherwise contemplated or provided in the Tax Matters Agreement, any of the other Transaction Agreements or any of the Ancillary Agreements, the Marathon Parties acknowledge that their sole and exclusive remedy after the Closing with respect to any and all claims (other than (i) claims arising from covenants to the extent such covenants are to be performed after the Closing and (ii) claims of fraud) relating to the Transaction Agreements, the Ancillary Agreements and the Transactions shall be pursuant to the indemnification provisions set forth in this Article XIII. In furtherance of the foregoing, except as otherwise contemplated or provided in the Tax Matters Agreement, any of the other Transaction Agreements or any of the Ancillary Agreements, the Marathon Parties hereby waive, from and after the Closing, any and all rights, claims and causes of action under any applicable Law (other than claims of, or causes of action arising from, (i) covenants to the extent such covenants are to be performed after the Closing and (ii) fraud) they may have against the Ashland Parties arising under or based upon the Transaction Agreements, the Ancillary Agreements and the Transactions (except pursuant to the indemnification provisions set forth in this Section 13.01). The Marathon Parties shall take reasonable actions to mitigate Losses for which indemnification may be sought under this Section 13.01, as and to the extent a party is required to mitigate damages for breach of contract under the Laws of the State of New York.

SECTION 13.02. Indemnification by Marathon. (a) Subject to the limitations set forth in this Article XIII, from and after the Closing, Marathon shall defend and indemnify each of the Ashland Parties and their respective affiliates and each of their respective Representatives against, and hold them harmless from, any Losses to the extent resulting from, arising out of or relating to, directly or indirectly:

(i) any breach of any representation or warranty of any of the Marathon Parties contained in this Agreement, the Maleic Agreement, the VIOC Agreement or any Ancillary Agreement (other than the representations and warranties contained in the first sentence of Section 7.01 of this Agreement and in Sections 7.03, 7.04, 7.05, 7.08 and 7.11 of this Agreement);

(ii) any breach or nonfulfillment of any covenant of any of the Marathon Parties contained in this Agreement or any Ancillary Agreement, in each case to the extent it relates to performance prior to the Closing;

(iii) any breach of any representation or warranty of any of the Marathon Parties contained in Section 7.08 of this Agreement;

(iv) any breach of any representation or warranty of any of the Marathon Parties contained in (A) Section 7.03 of this Agreement or (B) Section 7.05 of this Agreement;

(v) any breach of any representation or warranty of any of the Marathon Parties contained in (A) the first sentence of Section 7.01 of this Agreement or (B) Section 7.04 or 7.11 of this Agreement;

(vi) any breach or nonfulfillment of any covenant of any of the Marathon Parties contained in this Agreement, the Maleic Agreement, the VIOC Agreement or any Ancillary Agreement, in each case to the extent it relates to performance after the Closing (including Marathon’s obligations to issue and deposit with the Exchange Agent the number of shares of Marathon Common Stock specified in Section 5.01(a)(ii) and to provide the cash necessary to pay any dividends or distributions in accordance with Section 5.01(c)(ii));

(vii) any liabilities or obligations (contingent or otherwise) of any of the Ashland Parties (or any of their respective subsidiaries) that are expressly assumed by one or more of the Marathon Parties pursuant to this Agreement, the Maleic Agreement, the VIOC Agreement or any Ancillary Agreement, including any such liabilities and obligations for which Ashland would otherwise have been liable under the ATCA but for the application of Section 12.01 (Asset Transfer and Contribution Agreement);

(viii) any liabilities or obligations of any of the Ashland Parties to Transferred MAP Employees, Transferred Maleic Business Employees or Transferred VIOC Centers Employees under any pension, retirement or other employee benefit plan or arrangement established or participated in by any Ashland Party or any of its subsidiaries that is expressly assumed by one or more Marathon Parties pursuant to this Agreement, the Maleic Agreement, the VIOC Agreement or any Ancillary Agreement, including any such liabilities and obligations for which Ashland would otherwise have been liable under the ATCA but for the application of Section 12.01 (Asset Transfer and Contribution Agreement);

(ix) any failure by any of the Marathon Parties to comply with Section 9.09 of this Agreement; or

(x) any liabilities and obligations (contingent or otherwise) of any of the Marathon Parties (or any of their respective subsidiaries) that are not expressly assumed by one or more Ashland Parties pursuant to this Agreement, the Maleic Agreement, the VIOC Agreement or any Ancillary Agreement.

(b) Marathon shall not be required to indemnify any person, and shall not have any liability:

(i) under clauses (i) and (ii) of Section 13.02(a), unless a claim therefor is asserted in writing within three years after the Closing Date, failing which such claim shall be waived and extinguished;

(ii) under clause (iii) of Section 13.02(a), unless a claim therefor is asserted in writing within five years after the Closing Date, failing which such claim shall be waived and extinguished;

(iii) under clause (iv) of Section 13.02(a), unless a claim therefor is asserted in writing within six years after the Closing Date, failing which such claim shall be waived and extinguished;

(iv) under clause (v) of Section 13.02(a), unless a claim therefor is asserted in writing within ten years after the Closing Date, failing which such claim shall be waived and extinguished;

(v) under clause (i), (ii), (iii), (iv), (v) or (vi) of Section 13.02(a) for any punitive or exemplary damages (other than punitive or exemplary damages asserted by any person who is not an Ashland Party, or an affiliate or a Representative of an Ashland Party, in a Third Party Claim);

(vi) under clause (i), (ii), (iii), (iv), (v)(A) or (vi) of Section 13.02(a) for any indirect consequential or special damages (other than indirect consequential or special damages asserted by any person who is not an Ashland Party, or an affiliate or a Representative of an Ashland Party, in a Third Party Claim);

(vii) under clauses (i), (ii), (iii), (iv) or (v) of Section 13.02(a) unless the aggregate of all Losses for which the Marathon Parties would, but for this clause (vi), be liable exceeds on a cumulative basis an amount equal to $2,000,000, and then only to the extent of any such excess;

(viii) under clauses (i), (ii), (iii), (iv) and (v) of Section 13.02(a) for any individual items where the Loss or alleged Loss relating thereto is less than $100,000 and such items shall not be aggregated for purposes of clause (vii) of this Section 13.02(b);

(ix) under clauses (i), (ii), (iii), (iv) and (v) of Section 13.02(a) in the aggregate in excess of the amount equal to the sum of (A) the MAP Partial Redemption Amount, (B) the Capital Contribution and (C) $315,000,000; and

(x) under clauses (i), (ii), (iii) and (iv)(A) of Section 13.02(a) for breaches of representations, warranties or covenants referred to therein that are contained in this Agreement to the extent they result in indemnification payments hereunder in excess of $400,000,000 in the aggregate;

provided, however, that in determining the scope of Marathon’s indemnification obligations under this Section 13.02(a), any qualification as to materiality or references to Marathon Material Adverse Effect in any of the representations or warranties referred to in Section 13.02(a) shall be disregarded (it being understood that such qualifications as to materiality or Marathon Material Adverse Effect shall apply for purposes of determining whether there has been a breach in the first place). Solely for purposes of this Article XIII, any Loss to the extent arising out of any event or occurrence on or prior to, or circumstance existing on or prior to, the Closing Date (and not to the extent arising out of any event, occurrence or circumstance existing after the Closing Date, other than the discovery of a pre-closing condition or the making or commencement of any claim, demand, suit, action, proceeding or investigation after the Closing Date to the extent relating to any event, occurrence or circumstance existing on or prior to the Closing Date) shall be considered in determining whether there shall have occurred (or there was reasonably expected to occur) a Marathon Material Adverse Effect as of the Closing Date. The parties acknowledge that (x) the indemnification obligations referred to in clauses (vi) through (x) of Section 13.02(a) shall not be subject to any time limitations and (y) none of the indemnification obligations referred to in clauses (vi) through (x) of Section 13.02(a) shall be subject to any dollar limitations. The preceding sentence is not intended to eliminate or amend any limitations on the indemnification obligations of any Marathon Party under the ATCA or any other agreement that is not a Transaction Agreement or an Ancillary Agreement.

(c) Except as otherwise expressly contemplated or provided in the Transaction Agreements and the Ancillary Agreements, the Marathon Parties make no representations or warranties of any kind, either express or implied. Except as otherwise contemplated or provided in the Tax Matters Agreement, any of the other Transaction Agreements or any of the Ancillary Agreements, the Ashland Parties acknowledge that their sole and exclusive remedy after the Closing with respect to any and all claims (other than (i) claims arising from covenants to the extent such covenants are to be performed after the Closing and (ii) claims of fraud) relating to the Transaction Agreements, the Ancillary Agreements and the Transactions shall be pursuant to the indemnification provisions set forth in this Article XIII. In furtherance of the foregoing, except as otherwise contemplated or provided in the Tax Matters Agreement, any of the other Transaction Agreements or any of the Ancillary Agreements, the Ashland Parties hereby waive, from and after the Closing, any and all rights, claims and causes of action under any applicable Law (other than claims of, or causes of action arising from, (i) covenants to the extent such covenants are to be performed after the Closing and (ii) fraud) they may have against the Marathon Parties arising under or based upon the Transaction Agreements, the Ancillary Agreements and the Transactions (except pursuant to the indemnification provisions set forth in this Section 13.02). The Ashland Parties shall take reasonable actions to mitigate Losses for which indemnification may be sought under this Section 13.02, as and to the extent a party is required to mitigate damages for breach of contract under the Laws of the State of New York.

SECTION 13.03. Calculation of Losses. (a) The amount of any Loss for which indemnification is provided in clause (i), (ii), (iii), (iv) or (v)(A) of Section 13.01(a) of this Agreement or clause (i), (ii), (iii), (iv) or (v)(A) of Section 13.02(a) of this Agreement shall be net of any amounts actually recovered by the indemnified party under the True Insurance Policies (as such term is defined in the ATCA) with respect to such Loss; provided, however, that the indemnified party shall not have any obligation to seek any such recovery under any True Insurance Policy. The amount of any Loss for which indemnification is provided pursuant to Section 13.01(a) or Section 13.02(a) of this Agreement shall be (i) increased to take account of any net Tax cost incurred by the indemnified party arising from the receipt or accrual of indemnity payments hereunder (grossed up for such increase) and (ii) reduced to take account of any net Tax Benefit (as defined in the ATCA) realized by the indemnified party arising from the deductibility of any such Loss. In computing the amount of any such Tax cost or Tax Benefit, the indemnified party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt or accrual of any indemnity payment hereunder or the deductibility of any indemnified Loss. Any indemnification payment hereunder shall initially be made without regard to clauses (i) and (ii) in the second sentence of this Section 13.03, and shall be increased or reduced to reflect any such net Tax cost (including gross-up) or net Tax Benefit only after the indemnified party has actually realized such cost or benefit. For purposes of this Agreement, an indemnified party shall be deemed to have “actually realized” a net Tax cost or a net Tax Benefit to the extent that, and at such time as, the amount of Taxes payable by such indemnified party is increased above or reduced below, as the case may be, the amount of Taxes, that such indemnified party would be required to pay but for the receipt or accrual of the indemnity payment or the deductibility of such Loss, as the case may be. The amount of any increase or reduction hereunder shall be adjusted to reflect any final determination (which shall include the execution of Form 870 AD or successor form) with respect to the indemnified party’s liability for Taxes, and payments between the indemnified party and the indemnifying party to reflect such adjustment shall be made if necessary.

(b) No indemnified party shall be entitled to indemnification pursuant to Section 13.01(a) with respect to any Loss that has been taken account of in any adjustment pursuant to Section 1.05 of the Maleic Agreement. If the amount of any Loss, at any time subsequent to the making of any payment for indemnification pursuant to Section 13.01(a) or 13.02(a), is reduced by recovery, settlement or otherwise under or pursuant to any claim, recovery, settlement or payment by or against any other person that is not an affiliate of the indemnified party, the amount of such reduction, less any costs, expenses, premiums or other offsets incurred in connection therewith, shall promptly be repaid by the indemnified party to the indemnifying party. Upon making any payment for indemnification pursuant to Section 13.01(a) or 13.02(a), the indemnifying party shall, to the extent of such payment, be subrogated to all rights of the indemnified party (other than any rights of such indemnified party under any insurance policies) against any third party that is not an affiliate of the indemnified party in respect of the indemnifiable Loss to which such payment relates. Each such indemnified party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the above described subrogation rights.

SECTION 13.04. Procedures. (a) Notice of Third Party Claims. If any claim is asserted by any person not a party, or an affiliate or a Representative of a party, to this Agreement against an indemnified party under this Agreement (any such claim being a “Third Party Claim”) and such indemnified party intends to seek indemnification hereunder from a party to this Agreement, then, such indemnified party shall give notice of the Third Party Claim to the indemnifying party as soon as practicable after the indemnified party has reason to believe that the indemnifying party will have an indemnification obligation with respect to such Third Party Claim, accompanied by copies of all papers that have been served on the indemnified party with respect to such Third Party Claim. Such notice shall describe in reasonable detail the nature of the Third Party Claim, an estimate of the amount of damages attributable to the Third Party Claim (if reasonably attainable) and the basis of the indemnified party’s request for indemnification under this Agreement. The failure of the indemnified party to so notify the indemnifying party of the Third Party Claim shall not relieve the indemnifying party from any duty to indemnify hereunder unless and only to the extent that the indemnifying party demonstrates that the failure of the indemnified party to promptly notify it of such Third Party Claim prejudiced its ability to defend such Third Party Claim; provided, that the failure of the indemnified party to notify the indemnifying party shall not relieve the indemnifying party from any liability which it may have to the indemnified party otherwise than under this Agreement. Thereafter, the indemnified party shall deliver to the indemnifying party, within five business days after the indemnified party’s receipt thereof, copies of all written notices and documents (including court papers but excluding any materials that are subject to any applicable privilege or that constitute attorney work product) received by the indemnified party relating to the Third Party Claim.

(b) Right of Indemnifying Party to Control Defense of Third Party Claims. The indemnifying party shall have the right to participate in, or assume control of, the defense of the Third Party Claim at its own expense using counsel of its choice reasonably acceptable to the indemnified party, by giving prompt written notice to the indemnified party. If it elects to assume control of the defense of such Third Party Claim, the indemnifying party shall defend such Third Party Claim by promptly and vigorously prosecuting all appropriate proceedings to a final conclusion or settlement. After notice from the indemnifying party to the indemnified party of its election to assume the defense of such Third Party Claim, the indemnified party shall have the right to participate in the defense of the Third Party Claim using counsel of its choice, but the indemnifying party shall not be liable to the indemnified party hereunder for any legal or other expenses subsequently incurred by the indemnified party in connection with its participation in the defense thereof unless (i) the employment thereof has been specifically authorized in writing by the indemnifying party, (ii) the indemnifying party fails to assume the defense in accordance with the first sentence of this Section 13.04(b) or diligently prosecute the defense of the Third Party Claim or (iii) there shall exist or develop a conflict that would ethically prohibit counsel to the indemnifying party from representing the indemnified party. The indemnified party agrees to provide such reasonable cooperation to the indemnifying party and its counsel as the indemnifying party may reasonably request in contesting any Third Party Claim that the indemnifying party elects to contest, including the making of any related counterclaim against the Third Party asserting the Third Party Claim or any cross-complaint against any person who is not an affiliate or Representative of the indemnified party, in each case only if and to the extent that any such counterclaim or cross-complaint arises from the same actions or facts giving rise to the Third Party Claim. The indemnifying party shall have the right, acting in good faith and with due regard to the interests of the indemnified party, to control all decisions regarding the handling of the defense without the consent of the indemnified party, but shall not have the right to admit liability with respect to, or compromise, settle or discharge any Third Party Claim or consent to the entry of any judgment with respect to such Third Party Claim without the consent of the indemnified party, which consent shall not be unreasonably withheld, unless such settlement, compromise or consent includes an unconditional release of the indemnified party from all liability and obligations arising out of such Third Party Claim and would not otherwise adversely affect the indemnified party.

(c) Control of Third Party Claim by the Indemnified Party. If the indemnifying party fails to assume the defense of a Third Party Claim within thirty (30) days after receipt of written notice of the Third Party Claim in accordance with the provisions of Section 13.04(b), then the indemnified party shall have the right to defend the Third Party Claim by promptly and vigorously prosecuting all appropriate proceedings to a final conclusion or settlement. The indemnifying party shall have the right to participate in the defense of the Third Party Claim using counsel of its choice, but the indemnified party shall not be liable to the indemnifying party hereunder for any legal or other expenses incurred by the indemnifying party in connection with its participation in the defense thereof. If requested by the indemnified party, the indemnifying party agrees to provide such reasonable cooperation to the indemnified party and its counsel as the indemnified party may reasonably request in contesting any Third Party Claim that the indemnified party elects to contest, including the making of any related counterclaim against the third party asserting the Third Party Claim or any cross-complaint against any person who is not an affiliate or Representative of the indemnifying party, in each case only if and to the extent that any such counterclaim or cross-complaint arises from the same actions or facts giving rise to the Third Party Claim. The indemnified party shall have the right, acting in good faith and with due regard to the interests of the indemnifying party, to control all decisions regarding the handling of the defense without the consent of the indemnifying party, but shall not have the right to compromise or settle any Third Party Claim or consent to the entry of any judgment with respect to such Third Party Claim without the consent of the indemnifying party, which consent shall not be unreasonably withheld, unless such settlement, compromise or consent includes an unconditional release of the indemnifying party from all liability and obligations arising out of such Third Party Claim.

(d) Other Claims. In the event any indemnified party should have a claim against any indemnifying party under Section 13.01 or 13.02 that does not involve a Third Party Claim being asserted against or sought to be collected from such indemnified party, the indemnified party shall deliver notice of such claim with reasonable promptness to the indemnifying party. Subject to Sections 13.01(b) and 13.02(b), the failure by any indemnified party so to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to such indemnified party under Section 13.01 or 13.02, except to the extent that the indemnifying party demonstrates that it has been prejudiced by such failure. The indemnifying party shall have 60 calendar days following its receipt of such notice to dispute its liability to the indemnified party under Section 13.01 or 13.02. The indemnified party shall reasonably cooperate with and assist the indemnifying party in determining the validity of any claim for indemnity by the indemnified party and in otherwise resolving such matters. Such cooperation and assistance shall include retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records that are reasonably relevant to such matters, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, and providing such reasonable cooperation and assistance in the investigation and resolution of such matters as the indemnifying party may reasonably request. If the indemnifying party does not notify the indemnified party within 60 days from its receipt of a notice pursuant to the first sentence of this Section 13.04(d) that the indemnifying party disputes the claim specified by the indemnified party in such notice, that claim shall be deemed a liability of the indemnifying party hereunder. If the indemnifying party has timely disputed that claim, as provided above, that dispute may be resolved by proceedings in an appropriate court of competent jurisdiction in accordance with Section 14.10 if the parties do not reach a settlement of that dispute within 30 days after notice of that dispute is given. Payment of the amount set forth in a notice of a claim pursuant to the first sentence of this Section 13.04(d) that has not been disputed shall be made within 30 days after the expiration of the applicable 60 day notice period. If the payment obligation has been disputed, payment shall be made 30 days after the expiration of the period for appeal of a final adjudication of the indemnifying party’s liability under this Agreement to the indemnified party with respect to such payment obligation.

(e) The foregoing provisions of this Article XIII shall not be applicable to any Tax Matters, it being understood that the indemnification obligations of New Ashland Inc. and Marathon with respect to all Tax Matters are set forth in the Tax Matters Agreement.

(f) The foregoing provisions of this Article XIII shall not be applicable to any Losses to the extent indemnification for such Losses is provided under the Franchise Agreements (as defined in the VIOC Agreement).

ARTICLE XIV

General Provisions

SECTION 14.01. Notices. All notices, requests, claims, demands and other communications under the Transaction Agreements shall be in writing and shall be deemed to be delivered and received if personally delivered or if delivered by facsimile or courier service, when actually received by the party to whom notice is sent at the address of such party or parties set forth below (or at such other address as such party may designate by written notice to all other parties in accordance herewith):

(a) if to the Ashland Parties, to

Ashland Inc.

50 E. RiverCenter Boulevard

Covington, KY 41012-0391

Attention:     J. Marvin Quin

                     David L. Hausrath, Esq.

Facsimile:     (859) 815-5053

with a copy (which will not constitute notice for purposes of this Agreement) to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7474

Attention:     Susan Webster, Esq.

                     James C. Woolery, Esq.

Facsimile:     (212) 474-3700

(b) if to the Marathon Parties, to

Marathon Oil Corporation

5555 San Felipe Road

Houston, TX 77056

Attention:     Raja Sahni

                     Richard L. Horstman, Esq.

Facsimile:    (713) 513-4172

with a copy (which will not constitute notice for purposes of this Agreement) to:

Baker Botts L.L.P.

One Shell Plaza

Houston, TX 77002-4995

Attention:     Ted W. Paris, Esq.

                     Tull R. Florey, Esq.

Facsimile:     (713) 229-1522

SECTION 14.02. Definitions. For purposes of this Agreement:

An “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person. As used in this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person (whether through ownership of capital stock of that person, by contract or otherwise). For the avoidance of doubt, MAP shall be deemed to be an affiliate of Marathon Company and not Ashland at all times, whether prior to or after the Closing.

“AR Fraction” means the fraction of the MAP Partial Redemption Amount to be distributed in the form of accounts receivable of MAP such that, in the opinions of Cravath, Swaine & Moore LLP and Miller & Chevalier Chartered, the MAP Partial Redemption will not result in any gain recognition under Section 751(b) of the Code. Such fraction shall be determined based upon the final allocation report prepared by D&T and delivered to Ashland and Marathon on or within 10 days prior to the Closing Date.

“Ashland Debt Obligation Amount” means an amount, determined in good faith by Ashland, in light of the Private Letter Rulings and any communications with the IRS, written or otherwise, that is sufficient to (i) pay the outstanding principal amount of debt that is shown on Ashland’s balance sheet; (ii) pay repurchase premium and other costs to repay, repurchase or defease debt that is shown on Ashland’s balance sheet or obligations referred to in clause (iii) below; (iii) repay and terminate obligations that are treated as debt for tax purposes but not for financial statement purposes; and (iv) terminate or renegotiate Ashland’s obligations as lessee under real estate leases that are treated as true leases for tax purposes, in each case to the extent that such amounts, if paid by New Ashland Inc. with the proceeds of the HoldCo Borrowing, would result in no gain recognition to HoldCo under Section 357 of the Code.

“Ashland Employee Stock Option” means any option to purchase Ashland Common Stock granted under any Ashland Stock Plan.

“Ashland LOOP/LOCAP Interest” shall have the meaning assigned thereto in the Put/Call Agreement.

“Ashland Parties” means Ashland, New Ashland LLC, New Ashland Inc. and, prior to the Acquisition Merger Effective Time, HoldCo.

“Ashland SAR” means any stock appreciation right linked to the price of Ashland Common Stock and granted under any Ashland Stock Plan.

“Ashland Stock Plan” means the Amended Stock Incentive Plan for Key Employees of Ashland and its subsidiaries, Ashland 1993 Stock Incentive Plan, Ashland Deferred Compensation Plan for Non-Employee Directors, Ashland 1997 Stock Incentive Plan, Ashland Deferred Compensation Plan, Ashland Stock Option Plan for Employees of Joint Ventures, Ashland Employee Savings Plan, Amended and Restated Ashland Incentive Plan, and any other stock option, stock purchase or other plan or agreement pursuant to which shares of Ashland Common Stock may be acquired as compensation by employees, consultants or any other person.

“Estimated MAP Partial Redemption Amount” means a good faith estimate, prepared jointly by MAP, Marathon and Ashland at least two business days prior to the Closing Date, of the MAP Partial Redemption Amount, which estimate shall include Marathon’s good faith estimate of any increase pursuant to the second sentence of Section 1.01.

“HoldCo Borrowing” means a new unsecured borrowing or borrowings by HoldCo with total proceeds in an amount equal to the Ashland Debt Obligation Amount. The HoldCo Borrowing shall be expressly non-recourse to Ashland and its affiliates (other than HoldCo) and shall otherwise be made on terms and conditions reasonably acceptable to Ashland.

“LOCAP T&D Agreement” means the Initial Facility Throughput and Deficiency Agreement among Ashland, Marathon, Shell Oil Company, Texaco Inc. and LOCAP LLC (as successor to LOCAP Inc.), dated March 1, 1979, as amended.

“LOCAP T&D Assumption Agreement” means an assumption agreement, substantially in the form attached hereto as Exhibit E, pursuant to Section 7.2 of the LOCAP T&D Agreement.

“LOOP T&D Agreement” means the First Stage Throughput and Deficiency Agreement among Ashland, Marathon, Murphy Oil Corporation, Shell Oil Company, Texaco Inc. and LOOP LLC (as successor to LOOP Inc.), dated as of December 1, 1977, as amended.

“LOOP T&D Assumption Agreement” means an assumption agreement, substantially in the form attached hereto as Exhibit F, pursuant to Section 7.2 of the LOOP T&D Agreement.

“MAP Adjustment Amount” means 38% of the Distributable Cash of MAP (as such term is defined in the MAP LLC Agreement) as of the close of business on the Closing Date.

“MAP Governing Documents” means the Transaction Documents, as amended, as defined in the ATCA.

“MAP LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of MAP dated as of December 31, 1998, as amended.

“MAP/LOOP/LOCAP Contribution Agreements” means assignment and assumption agreements in the form of Exhibits G, H and I hereto.

“MAP Partial Redemption Amount” means $2,699,170,000 minus the Ashland Debt Obligation Amount plus the MAP Adjustment Amount, plus any increases effected pursuant to the second sentence of Section 1.01 or clause (vii) of Section 12.01(d).

“Marathon Employee Stock Option” means any option to purchase Marathon Common Stock granted under any Marathon Stock Plan.

“Marathon Parties” means Marathon, Marathon Company, Merger Sub and, after the Acquisition Merger Effective Time, MAP.

“Marathon SAR” means any stock appreciation right linked to the price of Marathon Common Stock and granted under any Marathon Stock Plan.

“Marathon Stock Plan” means the Marathon Oil Corporation 2003 Incentive Compensation Plan, 1990 Marathon Oil Company Stock Plan, The Marathon Oil Company Thrift Plan, the Marathon Oil Company Deferred Compensation Plan, the Marathon Oil Corporation Non-Officer Restricted Stock Plan, the Marathon Ashland Petroleum LLC Deferred Compensation Plan and any other stock option, stock purchase or other plan or agreement pursuant to which shares of Marathon Common Stock may be acquired as compensation by employees, consultants or any other person.

“Market MAC Condition” means a condition for the benefit of Third Party Lenders to the effect that their obligation to lend shall not be enforceable due to market disruption or other similar event.

“Market MAC Event” means (i) Marathon shall have obtained a firm commitment (subject to customary conditions) to provide the HoldCo Borrowing from Third Party Lenders that are nationally recognized commercial banks, (ii) such commitment shall be in full force and effect prior to the date on which the Closing would otherwise occur pursuant to Section 1.05 but for the failure of the Marathon Parties to cause the HoldCo Borrowing to be advanced to HoldCo and (iii) as of such date such Third Party Lenders shall have declined to make the HoldCo Borrowing available to HoldCo solely based upon the non-satisfaction of a Market MAC Condition.

“Membership Interest” shall have the meaning assigned thereto in Appendix A to the MAP LLC Agreement.

“New Ashland Inc. Common Stock” means New Ashland Inc. common stock, par value $0.01 per share, and, with respect to such shares issued at and after the Acquisition Merger Effective Time, includes the associated Ashland Rights.

A “person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Plains Settlement” means the Mutual Release and Settlement Agreement between MAP and Plains Marketing, L.P. dated as of May 16, 2003.

“St. Paul Park Judgment and Plea Agreement” means (i) the amended judgment in the matter of United States of America v. Ashland Inc., No. 02-CR-152(01)(JMR) (D. Minn. Dec. 23, 2002), as such judgment may be further amended, supplemented, modified or replaced, and (ii) the plea agreement and sentencing stipulations in the matter of United States of America v. Ashland Inc., No. 02-CR-152(JEL) (D. Minn. May 13, 2002).

A “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.

“Tax” or “Taxes” means all forms of taxation imposed by any federal, state, local or foreign jurisdiction (including any subdivision and any revenue agency of such a jurisdiction), including net income, gross income, alternative minimum, sales, use, ad valorem, gross receipts, value added, franchise, license, transfer, withholding, payroll, employment, excise, severance, stamp, property, custom duty, Taxes or governmental charges, together with any related interest, penalties or other additional amounts imposed by a Governmental Entity, and including all liability for or in respect of any of the foregoing as a result of being a member of a consolidated or similar group or a partner in an entity treated as a partnership or other pass-through entity for Tax purposes or as a result of any Tax sharing or similar contractual agreement.

“Tax Authority” means any federal, state, local or foreign jurisdiction (including any subdivision and any revenue agency of such a jurisdiction) imposing Taxes.

“Tax Matter” means any matter relating to Taxes.

“Value” means, with respect to any account receivable of MAP, the product of (A) the outstanding balance of such account receivable on the Closing Date, multiplied by (B) one minus the applicable discount factor set forth in Exhibit A.

“Working Papers” means, with respect to AAA or HLHZ: (i) documents prepared or assembled by such firm setting forth the valuation assumptions used in connection with the Transactions to determine the fair value or present fair saleable value of the subject assets or businesses, including, as applicable, (A) representative financial statement data, (B) any adjustments made or considered by such firm to historical and projected financial data of Ashland or New Ashland Inc., (C) lists of comparable companies selected by such firm for valuation purposes and their relevant operating statistics and trading multiples, (D) lists of comparable transactions considered by such firm and (E) valuation multiples, discount rates and capitalization rates selected by such firm; (ii) lists of stated and contingent liabilities utilized by such firm, including any adjustments made or considered by such firm to information provided by Ashland or its Representatives; (iii) projected income statement, balance sheet and cash flow statements used or considered by such firm to assess the projected cash flows, debt capacity levels, summary of covenants tests and other factors impacting liquidity and (iv) analyses performed to determine if the subject company has or would have adequate capital remaining after giving effect to the Transaction, including similar calculations done for the selected comparable companies.

SECTION 14.03. Interpretation; Disclosure Letters. When a reference is made in this Agreement to a Section or Article, such reference shall be to a Section or Article of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. No item contained in any section of either the Ashland Disclosure Letter or the Marathon Disclosure Letter shall be deemed adequate to disclose an exception to a representation or warranty made in this Agreement, unless (i) such item is included (or expressly incorporated by reference) in a section of the applicable disclosure letter that is numbered to correspond to the section number assigned to such representation or warranty in this Agreement or (ii) it is readily apparent from a reading of such item that it discloses an exception to such representation or warranty.

SECTION 14.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

SECTION 14.05. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 14.06. Entire Agreement; No Third-Party Beneficiaries. The Transaction Agreements, taken together with the exhibits hereto and thereto, the Ashland Disclosure Letter and the Marathon Disclosure Letter, the Confidentiality Agreement, and the other agreements and instruments of the parties hereto delivered in connection herewith, (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (b) except for the provisions of Section 2.05, Article V, Section 12.06(b) and Article XIII (the “Third Party Provisions”), are not intended to confer upon any person other than the parties hereto any rights or remedies. The Third Party Provisions may be enforced by the beneficiaries thereof; provided, however, that the shareholders of Ashland in their capacities as such shall not have any rights or remedies under this Agreement, and shall not be entitled to enforce the Third Party Provisions or make any Claims with respect thereto, unless and until the Closing shall have occurred. For avoidance of doubt, (i) the shareholders of Marathon in their capacities as such shall not have any rights or remedies under this Agreement, (ii) after the Closing, holders of Dissenters’ Shares shall have the rights and remedies specified in Section 2.05 only and (iii) after the Closing, the holders entitled to receive HoldCo Common Stock in the Reorganization Merger shall have the rights and remedies specified in Article V only. Notwithstanding the foregoing, the Confidentiality Agreement shall remain in effect in accordance with its terms and, except as expressly amended hereby, the MAP Governing Documents are ratified and affirmed and shall remain in full force and effect.

SECTION 14.07. Exercise of Rights and Remedies. Except as this Agreement otherwise provides, no delay or omission in the exercise of, or failure to assert, any right, power or remedy accruing to any party hereto as a result of any breach or default hereunder by any other party hereto will impair any such right, power or remedy, nor will it be construed, deemed or interpreted as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor will any waiver of any single breach or default be construed, deemed or interpreted as a waiver of any other breach or default hereunder occurring before or after that waiver. The failure of any party to this Agreement to assert any of its rights under the Transaction Agreements or otherwise shall not constitute a waiver of such rights.

SECTION 14.08. Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof, except to the extent the Laws of Kentucky are mandatorily applicable to the Reorganization Merger and the Conversion Merger and to the extent the Laws of Delaware are mandatorily applicable to the Acquisition Merger.

SECTION 14.09. Assignment. Neither the Transaction Agreements nor any of the rights, interests or obligations under the Transaction Agreements shall be assigned, in whole or in part, by any of the parties without the prior written consent of the other parties, except that the rights, interests and obligations of any party under this Agreement or any of the other Transaction Agreements may be assigned by operation of law pursuant to a merger, consolidation or other business combination involving such party that would not reasonably expected to prevent or materially delay the consummation of the Transactions; provided, however, that any assignment pursuant to the exception set forth in this sentence shall not operate to release any party from its obligations under this Agreement or any of the other Transaction Agreements. Subject to the preceding sentences, the Transaction Agreements will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 14.10. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of the Transaction Agreements were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to Sections 13.01(c) and 13.02(c), the parties shall be entitled to an injunction or injunctions to prevent breaches of the Transaction Agreements and to enforce specifically the terms and provisions of the Transaction Agreements in any New York state court or any Federal court located in the Borough of Manhattan, The City of New York in the State of New York, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any New York state court or any Federal court located in the Borough of Manhattan, The City of New York in the State of New York in the event any dispute arises out of the Transaction Agreements or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to any Transaction Agreement or any Transaction in any court other than any New York state court or any Federal court sitting in the Borough of Manhattan, The City of New York in the State of New York (provided, however, that this clause (c) shall not limit the ability of any party hereto to (i) file a proof of claim or bring any action in any court in which a bankruptcy or reorganization proceeding involving another party hereto is pending, (ii) file a counter-claim or cross-claim against another party hereto in any court in which a proceeding involving both such parties is pending or (iii) implead another party hereto in respect of a Third Party Claim in any court in which a proceeding relating to such Third Party Claim is then pending) and (d) waives any right to trial by jury with respect to any action related to or arising out of any Transaction Agreement or any Transaction.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement, all as of the date first written above.

ASHLAND INC.,

by	/s/ JAMES J. O’BRIEN
Name:	James J. O’Brien
Title:	Chief Executive Officer

ATB HOLDINGS INC.,

by	/s/ JAMES J. O’BRIEN
Name:	James J. O’Brien
Title:	President

EXM LLC,

by

ATB HOLDINGS INC.,

by	/s/ JAMES J. O’BRIEN
Name:	James J. O’Brien
Title:	President

NEW EXM INC.,

by	/s/ JAMES J. O’BRIEN
Name:	James J. O’Brien
Title:	President

MARATHON OIL CORPORATION,

by	/s/ CLARENCE P. CAZALOT
Name:	Clarence P. Cazalot
Title:	President & Chief Executive Officer

MARATHON OIL COMPANY,

by	/s/ CLARENCE P. CAZALOT
Name:	Clarence P. Cazalot
Title:	President

MARATHON DOMESTIC LLC,

by

MARATHON OIL CORPORATION,

by	/s/ CLARENCE P. CAZALOT
Name:	Clarence P. Cazalot
Title:	President & Chief Executive Officer

MARATHON ASHLAND PETROLEUM LLC,

by	/s/ Gary R. Heminger
Name:	Gary R. Heminger
Title:	President

EXHIBIT A

Accounts Receivable Selection Protocol

1. Subject to Paragraph 2 below, Distributed Receivables shall include:

(a) First, accounts receivable of MAP under third party credit cards, which as of January 31, 2004 had balances of $14.2 million and $48.1 million for MAP and Speedway SuperAmerica LLC, respectively, to the full extent of such accounts receivable. The Value of the Distributed Receivables referred to in this clause (a) shall be determined using a discount factor of 0.0123 percent (0.000123) to reflect expected credit losses and the time value of money.

(b) Second, accounts receivable of MAP in the categories listed in the following table, which had balances totaling $794.9 million as of January 31, 2004, in each case to the full extent of the accounts receivable in each numbered category before proceeding to the next numbered category. If less than all the accounts receivable in a numbered category are to be included in the Distributed Receivables, the Distributed Receivables shall include a pro rata portion of all the accounts receivable in such numbered category. The Value of the Distributed Receivables referred to in this clause (b) shall be determined using a discount factor of 0.3 percent (0.003) to reflect expected credit losses and the time value of money.

Priority	Description	Balance as of January 31, 2004
1.	Wholesale jobbers	$315.6
2.	Branded jobbers	110.9
3.	SSA jobbers	2.1
4.	Crude oil, non net-outs	45.2
5.	Commercial accounts	64.9
6.	Petrochemical	49.6
7.	Special products	13.2
8.	Lubricants	18.1
9.	Asphalt and heavy oils	19.0
10.	Branded dealers	5.8
11.	Product trading	30.8
12.	Pitch	3.5
13.	Non-U.S.	5.3
14.	MAP Canada	39.7
15.	Exchanges	34.2
	TOTAL	$757.9

Notwithstanding the foregoing, the Distributed Receivables shall not include accounts receivable: (i) from Ashland or any of its affiliates, which as of January 31, 2004 had balances of $19.5 million, (ii) from Pinnacle Polymers, which as of January 31, 2004 had balances of $17.4 million, (iii) from any obligor that has more than 30 percent of the dollar balance of its MAP accounts receivable past due by more than 30 days as of the close of business on the last day of the calendar month immediately preceding the Closing Date, (iv) from any obligor that is a party to a netting of payments arrangement through which MAP has a negative net receivable or (v) without the prior written consent of Ashland’s Chief Financial Officer, for rebates or coupons.

(c) Third, accounts receivable of MAP under Marathon credit cards and Speedway SuperAmerica LLC credit cards, which as of January 31, 2004 had balances of $44.1 million and $52.1 million, respectively. If less than all the accounts receivable referred to in this clause (c) are to be included in the Distributed Receivables, the Distributed Receivables shall include a pro rata portion of all the accounts receivable referred to in this clause (c). The Value of the Distributed Receivables referred to in this clause (c) shall be determined using a discount factor of 2 percent (0.02) to reflect expected credit losses and the time value of money.

2. Five business days prior to the scheduled Closing Date, MAP shall provide to Ashland and Marathon its then most current list of accounts receivable of MAP sorted by the categories set forth in Paragraph 1 above. At or prior to the Closing, Ashland shall have the right to revise the priorities set forth in Paragraph 1 above by delivering notice of any such revision to Marathon.

3. Within five business days after the Closing Date, MAP shall provide to Ashland and Marathon a report identifying the accounts receivable of MAP that comprise the Distributed Receivables, determined in accordance with the priorities established in Paragraph 1 above, as modified by Paragraph 2 above, and the calculation of the Value of such accounts receivable using the discount factors set forth in Paragraph 1 above.

EXHIBIT D

Tax Ruling/Opinion Closing Conditions

Structure

1. The IRS issues a private letter ruling (a “Ruling”) holding that the Maleic/VIOC Contribution described in Section 1.02(a), the MAP/LOOP/LOCAP Contribution described in Section 1.02(b) and the Reorganization Merger described in Section 1.02(c), taken together, qualify as a reorganization under Section 368(a)(1)(F) of the Code.

2. The IRS issues a Ruling holding that the Capital Contribution described in Section 1.03(b) and the Conversion Merger described in Section 1.03(c), taken together with the Acquisition Merger described in Section 1.04(a) or the distribution by HoldCo of shares of New Ashland Inc. Common Stock described in Section 1.04(b), as the case may be, qualify as a reorganization under Section 368(a)(1)(D) of the Code.

3. The IRS issues a Ruling holding that the Acquisition Merger described in Section 1.04(a) or the distribution by HoldCo of shares of New Ashland Inc. Common Stock described in Section 1.04(b), as the case may be, qualifies as a distribution described in Section 355(a) of the Code and, accordingly, no gain or loss will be recognized by (and no amount will otherwise be included in the income of) the shareholders of HoldCo upon the receipt of such New Ashland Inc. Common Stock.

4. Either:

(a) The IRS issues a Ruling holding that the Acquisition Merger described in Section 1.04(a) will qualify as a reorganization under Section 368(a)(1)(A) of the Code; or

(b) If the IRS refuses to issue the Ruling described in paragraph 4(a) above, Cravath, Swaine & Moore LLP delivers a written opinion to Ashland, in form and substance reasonably satisfactory to the Ashland Board, concluding that the Acquisition Merger described in Section 1.04(a) will qualify as a reorganization under Section 368(a)(1)(A) of the Code; and Miller & Chevalier Chartered delivers a written opinion to Marathon, in form and substance reasonably satisfactory to the Marathon Board, that such Acquisition Merger qualifies as a reorganization under Section 368(a)(1)(A) of the Code.

5. The IRS issues a Ruling holding that the shares of New Ashland Inc. Common Stock distributed to shareholders of HoldCo in the Acquisition Merger described in Section 1.04(a) or the distribution described in Section 1.04(b), as the case may be, will not be treated as “other property”, within the meaning of Section 356(a) of the Code, received in exchange for HoldCo stock in the Acquisition Merger.

Section 357

6. The IRS issues a Ruling holding that the assumption by Marathon and/or Merger Sub of liabilities of HoldCo in the Acquisition Merger will not be treated as money or other property under Section 357 of the Code.

Contingent Liabilities

7. Either:

(a) The IRS issues a Ruling holding that New Ashland Inc. is entitled to deduct the Specified Liability Deductions (as defined in the Tax Matters Agreement); or

(b) The IRS issues a Ruling holding that (i) HoldCo, and Marathon or an affiliate of Marathon that is the “acquiring corporation” of HoldCo in the Acquisition Merger within the meaning of Section 381(a) of the Code, is entitled to deduct the Specified Liability Deductions, (ii) such deduction will not be limited under Section 382 or Section 384 of the Code or Treasury Regulation section 1.1502-15; (iii) such deduction is determined on the Net Deduction Method (as defined in the Tax Matters Agreement); (iv) the accrual or receipt of insurance reimbursements in respect of Specified Liability Deductions will not result in recognition of income or gain to any member of the New Ashland Group (as defined in the Tax Matters Agreement) (other than recognition of such income or gain by a member of the New Ashland Group in respect of Specified Liability Deductions claimed before the Closing Date by a member of the Ashland Group (as defined in the Tax Matters Agreement) or the New Ashland Group); and (v) any payment of Specified Liability Deductions by any member of the New Ashland Group will not result in recognition of income or gain to any member of the Marathon Group (as defined in the Tax Matters Agreement).

8. Either:

(a) The IRS issues a Ruling holding that the effect of the assumption by New Ashland, Inc. of the Ashland Residual Operations Liabilities (as defined in the Tax Matters Agreement) on the basis of the New Ashland Inc. Common Stock in the hands of HoldCo will be determined under Section 358(h)(1) of the Code, or will be excluded from such application solely by reason of Section 358(h)(2) of the Code; or

(b) (i) The IRS issues a Ruling holding that the effect of such assumption on such basis will be determined under Section 358(d)(1) of the Code; (ii) such Ruling sets forth with specificity a method of determining the amount of the resulting reduction to basis under Section 358(d)(1) of the Code; and (iii) based on such method, on representations as to the basis of the New Ashland Inc. Common Stock before such reduction, and on representations as to the value of the New Ashland Inc. Common Stock to be distributed by HoldCo as of the date of such distribution (and on any other date that might be relevant), Cravath, Swaine & Moore LLP delivers a written opinion to Ashland, in form and substance reasonably satisfactory to the Ashland Board, that the distribution of the New Ashland Inc. Common Stock by HoldCo will not result in the recognition of gain by HoldCo under Section 355(e) of the Code in an amount greater than would be so recognized if the effect on such basis had been determined under Section 358(h)(1) of the Code rather than Section 358(d)(1) of the Code; and Miller & Chevalier Chartered delivers a written opinion to Marathon, in form and substance reasonably satisfactory to the Marathon Board, concluding that the distribution of the New Ashland Inc. Common Stock by HoldCo does not result in the recognition of gain by HoldCo under Section 355(e) of the Code in an amount greater than would be so recognized if the effect on such basis had been determined under Section 358(h)(1) of the Code rather than Section 358(d)(1) of the Code.

Partnership

9. Either:

(a) The IRS issues a Ruling that the MAP Partial Redemption does not constitute a disguised sale of a partnership interest under Section 707(a)(2)(B) of the Code; or

(b) If the IRS refuses to issue the Ruling described in paragraph 9(a) above, Cravath, Swaine & Moore LLP delivers a written opinion to Ashland, in form and substance reasonably satisfactory to the Ashland Board, concluding that the MAP Partial Redemption will not constitute a disguised sale of a partnership interest under Section 707(a)(2)(B) of the Code; and Miller & Chevalier Chartered delivers a written opinion to Marathon, in form and substance reasonably satisfactory to the Marathon Board, concluding that the MAP Partial Redemption does not constitute a disguised sale of a partnership interest under Section 707(a)(2)(B) of the Code.

10. Either:

(a) The IRS issues a Ruling that the MAP Partial Redemption will not be treated as a sale or exchange of property between Ashland and MAP under Section 751(b) of the Code; or

(b) If the IRS refuses to issue the Ruling described in paragraph 10(a) above, Cravath, Swaine & Moore LLP delivers a written opinion to Ashland, in form and substance reasonably satisfactory to the Ashland Board, concluding that the MAP Partial Redemption will not constitute a sale or exchange of property between Ashland and MAP under Section 751(b) of the Code; and Miller & Chevalier Chartered delivers a written opinion to Marathon, in form and substance reasonably satisfactory to the Marathon Board, concluding that the MAP Partial Redemption does not constitute a sale or exchange of property between Ashland and MAP under Section 751(b) of the Code.

AMENDMENT NO. 1 dated as of April 27, 2005 (this “Amendment”), to the Master Agreement dated as of March 18, 2004 (the “Master Agreement”), among Ashland Inc., a Kentucky corporation (“Ashland”), ATB Holdings Inc., a Delaware corporation (“HoldCo”), EXM LLC, a Kentucky limited liability company and wholly owned subsidiary of HoldCo (“New Ashland LLC”), New EXM Inc., a Kentucky corporation and wholly owned subsidiary of HoldCo (“New Ashland Inc.”), Marathon Oil Corporation, a Delaware corporation (“Marathon”), Marathon Oil Company, an Ohio corporation and wholly owned subsidiary of Marathon (“Marathon Company”), Marathon Domestic LLC, a Delaware limited liability company and wholly owned subsidiary of Marathon (“Merger Sub”) and Marathon Ashland Petroleum LLC, a Delaware limited liability company owned by Marathon Company and Ashland (“MAP”).

WHEREAS the parties hereto are parties to the Master Agreement, pursuant to which the parties have agreed to effect the Transactions described therein (capitalized terms used in this Amendment and not defined herein shall have the meanings given such terms in the Master Agreement);

WHEREAS, simultaneously with the execution and delivery of this Amendment, the parties hereto are entering into an Amended and Restated Tax Matters Agreement providing for, in part, the allocation and assignment among themselves of Taxes resulting from the application of Section 355(e) of the Code to the Transactions; and

WHEREAS the parties hereto wish to amend the Master Agreement as provided herein, including to provide that: (i) the New Ashland Inc. Share Issuance shall be effected by a share issuance to HoldCo as part of the Conversion Merger, followed by a distribution of the shares of New Ashland Inc. Common Stock by HoldCo to the holders of HoldCo Common Stock on the basis of one share of New Ashland Inc. Common Stock for each outstanding share of HoldCo Common Stock, prior to the Acquisition Merger; (ii) the aggregate value of the shares of Marathon Common Stock to be received by the holders of HoldCo Common Stock in the Acquisition Merger as Acquisition Merger Consideration shall be increased from $315,000,000 to $915,000,000, (iii) the Map Partial Redemption Amount shall be increased by $100,000,000 and (iv) the obligation of the Ashland Parties and the Marathon Parties to effect the Transactions is subject to Ashland and Marathon having entered into a closing agreement with the Internal Revenue Service in effect on the Closing Date and, if applicable, having received the private letter rulings from the Internal Revenue Service, providing all the required agreements or rulings described in Exhibit D (as amended hereby) to the Master Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

SECTION 1. Structure and Consideration Amendments to the Master Agreement. Effective as of the date of this Amendment, the Master Agreement is hereby amended as follows:

(a) The Index of Defined Terms in the Master Agreement is hereby amended by (i) adding the new terms “Distribution” and “Distribution Effective Time” and their corresponding section “1.04(a)”, (ii) replacing the corresponding section “1.04(a)” with section “1.04(b)” for the terms “Acquisition Merger”, “DGCL” and “DLLCA”, (iii) replacing the corresponding section “1.04(b)” with section “4.05” for the term “Code” and (iv) replacing the corresponding section “5.01(a)(i)” with section “5.01(a)(ii)” for the term “Exchange Agent”.

(b) Section 1.03(a) of the Master Agreement is hereby amended by replacing the reference therein to “Section 1.04(a)” with “Section 1.04(b)”.

(c) Section 1.04 of the Master Agreement is hereby amended and restated in its entirety in the form of Annex A to this Amendment.

(d) Section 3.04 of the Master Agreement is hereby amended and restated in its entirety in the form of Annex B to this Amendment.

(e) Sections 4.03(a) and (b) of the Master Agreement are hereby amended and restated in their entirety in the form of Annex C to this Amendment.

(f) Section 4.05 of the Master Agreement is hereby amended and restated in its entirety in the form of Annex D to this Amendment.

(g) Article V of the Master Agreement is hereby amended and restated in its entirety in the form of Annex E to this Amendment.

(h) Section 6.03(c) of the Master Agreement is hereby amended and restated in its entirety in the form of Annex F to this Amendment.

(i) Section 6.05(b)(ii)(A) of the Master Agreement is hereby amended and restated in its entirety in the form of Annex G to this Amendment.

(j) Section 9.07(b) of the Master Agreement is hereby amended and restated in its entirety in the form of Annex H to this Amendment.

(k) Section 10.02(d) of the Master Agreement is hereby amended by (i) replacing the reference therein to “Section 1.04(b)” with “Section 1.04(a)” and (ii) adding the following proviso to the end thereof: “; provided, however, that each of Ashland and HoldCo hereby covenant to cause their respective boards of directors to convene a meeting and to make a good faith determination with respect to the foregoing prior to the date the Closing would otherwise occur but for the failure of this condition to be satisfied.”

(l) Sections 13.01(b)(x) and 13.02(b)(ix) of the Master Agreement are hereby amended by replacing the references therein to “$315,000,000” with “$815,000,000”.

(m) The definition of the term “MAP Partial Redemption Amount” set forth in Section 14.02 of the Master Agreement is hereby amended by replacing the reference therein to “$2,699,170,000” with “$2,799,170,000”.

(n) The definition of the term “New Ashland Inc. Common Stock” set forth in Section 14.02 of the Master Agreement is hereby amended and restated in its entirety in the form of Annex I to this Amendment.

(o) Clause (iii) of the third sentence of Section 14.06 of the Master Agreement is hereby amended and restated in its entirety in the form of Annex J to this Amendment.

SECTION 2. Tax Closing Condition Amendments to the Master Agreement. Effective as of the date of this Amendment, the Master Agreement is hereby amended as follows:

(a) The Index of Defined Terms in the Master Agreement is hereby amended by adding the new term “Closing Agreement” and its corresponding section “14.02”.

(b) Clauses (iii) and (iv) of the sixth recital set forth in the Master Agreement are hereby amended and restated in their entirety in the form of Annex K to this Amendment.

(c) Sections 9.03(b) and 9.16 of the Master Agreement and the definition of the term “Ashland Debt Obligation Amount” set forth in Section 14.02 of the Master Agreement are hereby amended by replacing the references therein to “Private Letter Rulings” with “Closing Agreement or Private Letter Rulings”.

(d) Section 10.01(f) of the Master Agreement is hereby amended and restated in its entirety in the form of Annex L to this Amendment.

(e) Section 14.02 of the Master Agreement is hereby amended by adding the following defined term at the appropriate alphabetical location:

“Closing Agreement” means the closing agreement to be entered into by Marathon, Ashland, New Ashland Inc. and certain related parties and the IRS with respect to the Transactions pursuant to Code Section 7121 and described in Section 5.01 of the Tax Matters Agreement.

(f) Exhibit D to the Master Agreement is hereby amended and restated in its entirety in the form of Annex M to this Amendment.

SECTION 3. Other Amendments to the Master Agreement. Effective as of the date of this Amendment, the Master Agreement is hereby amended as follows:

(a) The last sentence of Section 1.05 of the Master Agreement is hereby deleted.

(b) The first sentence of Section 9.03(a) of the Master Agreement is hereby amended and restated in its entirety in the form of Annex N to this Amendment.

(c) The first sentence of Section 9.09(b) of the Master Agreement is hereby amended and restated in its entirety in the form of Annex O to this Amendment.

(d) The first sentence of Section 9.16 of the Master Agreement is hereby amended and restated in its entirety in the form of Annex P to this Amendment.

(e) Article IX of the Master Agreement is hereby amended by adding a new Section 9.17 in the form of Annex Q to this Amendment at the appropriate numerical location.

(f) Section 10.01(c) of the Master Agreement is hereby amended by adding the following words immediately after the first occurrence of the word “Transactions”: “(other than the transfer of the Ashland LOOP/LOCAP Interest)”.

(g) Section 11.01(b)(i) of the Master Agreement is hereby amended and restated in its entirety in the form of Annex R to this Amendment.

(h) Section 14.02 of the Master Agreement is hereby amended by adding the following defined terms at the appropriate alphabetical locations:

“Ashland Affected Non-Qualified Employee Stock Option or SAR” means any Ashland Non-Qualified Employee Stock Option or Ashland SAR granted to an employee of MAP, Marathon or any of their subsidiaries who is actively employed with MAP, Marathon or any of their subsidiaries immediately prior to the Closing that is outstanding and unexercised immediately prior to the Closing and (i) was granted in 2001 or 2002 and is unvested immediately prior to the Closing or (ii) was granted in 2003 and is scheduled to vest on September 18, 2005. For purposes of this definition, any employee of MAP, Marathon or any of their subsidiaries who is not actively at work immediately prior to the Closing due solely to a leave of absence (including due to vacation, holiday, sick leave, maternity or paternity leave, military leave, jury duty, bereavement leave, injury or short-term disability) other than long-term disability, in compliance with applicable policies of MAP, Marathon or such subsidiary, shall be deemed to be actively employed with MAP, Marathon or such subsidiary immediately prior to the Closing.

“Ashland Non-Qualified Employee Stock Option” means any Ashland Employee Stock Option granted under the terms of the Ashland Inc. Stock Option Plan for Employees of Joint Ventures that is not intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.

(i) The definition of the term “MAP Adjustment Amount” set forth in Section 14.02 of the Master Agreement is hereby amended and restated in its entirety in the form of Annex S to this Amendment.

SECTION 4. Effect on the Master Agreement. Except as specifically amended by this Amendment, the Master Agreement shall remain in full force and effect and the Master Agreement, as amended by this Amendment, is hereby ratified and affirmed in all respects. On and after the date hereof, each reference in the Master Agreement to “this Agreement,” “herein,” “hereunder” or words of similar import shall mean and be a reference to the Master Agreement as amended by this Amendment.

SECTION 5. Interpretation. When a reference is made in this Amendment to a Section or Article, such reference shall be to a Section or Article of this Amendment unless otherwise indicated. The headings contained in this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment. Whenever the words “include”, “includes” or “including” are used in this Amendment, they shall be deemed to be followed by the words “without limitation”.

SECTION 6. Severability. If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Amendment so as to effect the original intent of the parties hereto as closely as possible to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

SECTION 7. Counterparts. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 8. No Third-Party Beneficiaries. This Amendment is not intended to confer upon any person other than the parties hereto any rights or remedies.

SECTION 9. Exercise of Rights and Remedies. Except as this Amendment otherwise provides, no delay or omission in the exercise of, or failure to assert, any right, power or remedy accruing to any party hereto as a result of any breach or default hereunder by any other party hereto will impair any such right, power or remedy, nor will it be construed, deemed or interpreted as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor will any waiver of any single breach or default be construed, deemed or interpreted as a waiver of any other breach or default hereunder occurring before or after that waiver. The failure of any party to this Amendment to assert any of its rights under this Amendment or otherwise shall not constitute a waiver of such rights.

SECTION 10. GOVERNING LAW. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

SECTION 11. Assignment. Neither this Amendment nor any of the rights, interests or obligations under this Amendment shall be assigned, in whole or in part, by any of the parties without the prior written consent of the other parties, except that the rights, interests and obligations of any party under this Amendment may be assigned by operation of law pursuant to a merger, consolidation or other business combination involving such party that would not reasonably expected to prevent or materially delay the consummation of the Transactions; provided, however, that any assignment pursuant to the exception set forth in this sentence shall not operate to release any party from its obligations under this Amendment. Subject to the preceding sentences, this Amendment will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 12. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of the Transaction Agreements were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to Sections 13.01(c) and 13.02(c) of the Master Agreement, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Amendment and to enforce specifically the terms and provisions of this Amendment in any New York state court or any Federal court located in the Borough of Manhattan, The City of New York in the State of New York, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any New York state court or any Federal court located in the Borough of Manhattan, The City of New York in the State of New York in the event any dispute arises out of this Amendment, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Amendment in any court other than any New York state court or any Federal court sitting in the Borough of

Manhattan, The City of New York in the State of New York (provided, however, that this clause (c) shall not limit the ability of any party hereto to (i) file a proof of claim or bring any action in any court in which a bankruptcy or reorganization proceeding involving another party hereto is pending, (ii) file a counter-claim or cross-claim against another party hereto in any court in which a proceeding involving both such parties is pending or (iii) implead another party hereto in respect of a Third Party Claim in any court in which a proceeding relating to such Third Party Claim is then pending) and (d) waives any right to trial by jury with respect to any action related to or arising out of this Amendment.

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment, all as of the date first written above.

ASHLAND INC.,

by	/s/ JAMES J. O’BRIEN
Name:	James J. O’Brien
Title:	Chief Executive Officer

ATB HOLDINGS INC.,

by	/s/ JAMES J. O’BRIEN
Name:	James J. O’Brien
Title:	President

EXM LLC,

by

ATB HOLDINGS INC.,

by	/s/ JAMES J. O’BRIEN
Name:	James J. O’Brien
Title:	President

NEW EXM INC.,

by	/s/ JAMES J. O’BRIEN
Name:	James J. O’Brien
Title:	President

MARATHON OIL CORPORATION,

by	/s/ JANET F. CLARK
Name:	Janet F. Clark
Title:	Senior Vice President and Chief Financial Officer

MARATHON OIL COMPANY,

by	/s/ JANET F. CLARK
Name:	Janet F. Clark
Title:	Senior Vice President

MARATHON DOMESTIC LLC,

by

MARATHON OIL CORPORATION,

by	/s/ JANET F. CLARK
Name:	Janet F. Clark
Title:	Senior Vice President and Chief Financial Officer

MARATHON ASHLAND PETROLEUM LLC,

by	/s/ ANTHONY R. KENNEY
Name:	Anthony R. Kenney
Title:	Vice President

ANNEX A

SECTION 1.04. Distribution; Acquisition Merger. (a) Promptly following the Conversion Merger Effective Time, HoldCo shall distribute to the holders of HoldCo Common Stock (as defined in Section 2.04(a)(i)) shares of New Ashland Inc. Common Stock on the basis of one share of New Ashland Inc. Common Stock for each outstanding share of HoldCo Common Stock (the “Distribution”). On or prior to the Closing Date, the Board of Directors of HoldCo shall formally declare the Distribution and shall authorize and direct HoldCo to pay it promptly following the Conversion Merger Effective Time by delivery of certificates representing shares of New Ashland Inc. Common Stock to the Exchange Agent (as defined in Section 5.01(a)(ii)) for delivery to the holders of HoldCo Common Stock entitled thereto. The Distribution shall be deemed effective upon written notification by HoldCo to the Exchange Agent that the Distribution has been declared and that the Exchange Agent is authorized to proceed with the distribution of New Ashland Inc. Common Stock (the “Distribution Effective Time”).

(b) Promptly following the Distribution Effective Time, pursuant to Article IV and in accordance with the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), HoldCo shall be merged with and into Merger Sub (the “Acquisition Merger”) at the Acquisition Merger Effective Time.

ANNEX B

SECTION 3.04. Conversion of New Ashland Securities. At the Conversion Merger Effective Time, by virtue of the Conversion Merger and without any action on the part of HoldCo:

(a) each New Ashland LLC Interest issued and outstanding immediately prior to the Conversion Merger Effective Time shall be converted into and thereafter represent a number of duly issued, fully paid and nonassessable shares of New Ashland Inc. Common Stock equal to the quotient of (x) the number of shares of HoldCo Common Stock issued and outstanding immediately prior to the Conversion Merger Effective Time divided by (y) the number of New Ashland LLC Interests issued and outstanding immediately prior to the Conversion Merger Effective Time; and

(b) each share of New Ashland Inc. Common Stock held by HoldCo immediately prior to the Conversion Merger Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

ANNEX C

SECTION 4.03. Effect on Capital Stock. (a) At the Acquisition Merger Effective Time, by virtue of the Acquisition Merger and without any action on the part of the holder of any shares of HoldCo Common Stock or any membership interests in Merger Sub:

(i) subject to Section 5.01(e), each issued and outstanding share of HoldCo Common Stock shall be converted into the right to receive a number of duly issued, fully paid and nonassessable shares of Marathon Common Stock equal to the Exchange Ratio (as defined in Section 4.03(b)); and

(ii) all of the limited liability company interests in Merger Sub issued and outstanding immediately prior to the Acquisition Merger Effective Time shall remain outstanding without change.

(b) The shares of Marathon Common Stock to be issued upon the conversion of shares of HoldCo Common Stock pursuant to Section 4.03(a)(i) and cash in lieu of fractional shares of Marathon Common Stock as contemplated by Section 5.01(e) are referred to collectively as “Acquisition Merger Consideration”. As of the Acquisition Merger Effective Time, all such shares of HoldCo Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate formerly representing the right to receive any such shares of HoldCo Common Stock pursuant to Section 2.04(b) shall cease to have any rights with respect thereto, except the right to receive, upon surrender of such certificate in accordance with Section 5.01, the Acquisition Merger Consideration, without interest. “Exchange Ratio” means $915,000,000 divided by the product of (x) the Fair Market Value and (y) the total number of shares of Ashland Common Stock issued and outstanding immediately prior to the Reorganization Merger Effective Time. “Fair Market Value” means an amount equal to the average of the closing sale prices per share for the Marathon Common Stock on the New York Stock Exchange (the “NYSE”), as reported in The Wall Street Journal, Northeastern edition, for each of the twenty consecutive trading days ending with the third complete trading day prior to the Closing Date (not counting the Closing Date) (the “Averaging Period”). Notwithstanding the foregoing, if the Board of Directors of Marathon (the “Marathon Board”) declares a dividend on the outstanding shares of Marathon Common Stock having a record date before the Closing Date but an ex-dividend date (based on “regular way” trading on the NYSE of shares of Marathon Common Stock) (the “Ex-Date”) that occurs after the first trading day of the Averaging Period, then for purposes of computing the Fair Market Value, the closing price on any trading day before the Ex-Date will be adjusted by subtracting therefrom the amount of such dividend. For purposes of the immediately preceding sentence, the amount of any noncash dividend will be the fair market value thereof on the payment date for such dividend as determined in good faith by mutual agreement of Ashland and Marathon.

ANNEX D

SECTION 4.05. Tax Treatment. The parties intend that (a) the Reorganization Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder and Ashland and HoldCo will each be a “party” to such reorganization within the meaning of Section 368(b) of the Code, (b) the Conversion Merger followed by the Distribution will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and a transaction described in Section 355 of the Code and HoldCo and New Ashland Inc. will each be a “party” to such reorganization within the meaning of Section 368(b) of the Code, (c) the Acquisition Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and HoldCo and Marathon will each be a “party” to such reorganization within the meaning of Section 368(b) of the Code and (d) this Agreement will constitute a “plan of reorganization” for U.S. Federal income Tax purposes.

ANNEX E

ARTICLE V

Exchange of HoldCo Certificates

SECTION 5.01. Exchange of Certificates. (a) Exchange Agent. (i) [Intentionally Omitted.]

(ii) Promptly following the Acquisition Merger Effective Time, Marathon shall issue and deposit with an exchange agent designated by Ashland and reasonably acceptable to Marathon (the “Exchange Agent”), for the benefit of the holders of shares of HoldCo Common Stock, for exchange in accordance with this Article V, through the Exchange Agent, certificates representing a number of shares of Marathon Common Stock equal to the product of (x) the total number of shares of Ashland Common Stock issued and outstanding immediately prior to the Reorganization Merger Effective Time and (y) the Exchange Ratio, rounded up to the nearest whole share. Marathon shall provide to the Exchange Agent (or, following the termination of the Exchange Fund pursuant to Section 5.01(f), to New Ashland Inc. so long as it is the record holder on the applicable record date of shares of Marathon Common Stock delivered to New Ashland Inc. upon such termination) following the Acquisition Merger Effective Time all the cash necessary to pay any dividends or other distributions in accordance with Section 5.01(c)(ii) (the shares of Marathon Common Stock, together with the cash provided to pay any dividends or distributions with respect thereto, deposited with the Exchange Agent being hereinafter referred to as the “Exchange Fund”). For the purposes of such deposit, Marathon shall assume that there will not be any fractional shares of Marathon Common Stock.

(iii) The Exchange Agent shall, pursuant to irrevocable instructions delivered by New Ashland Inc. and Marathon, deliver the Marathon Common Stock contemplated to be issued pursuant to Section 4.03 and this Article V out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. As promptly as reasonably practicable after the Acquisition Merger Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates (each, a “Certificate”) that immediately prior to the Reorganization Merger Effective Time represented outstanding shares of Ashland Common Stock (other than holders of Dissenters’ Shares), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificate or Certificates shall pass, only upon delivery of the Certificate or Certificates to the Exchange Agent and shall be in such form and have such other provisions as New Ashland Inc. and Marathon may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificate or Certificates in exchange for Acquisition Merger Consideration. Upon surrender of a Certificate or Certificates for cancelation to the Exchange Agent or, following termination of the Exchange Fund pursuant to Section 5.01(f), New Ashland Inc., together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent or New Ashland Inc., as applicable, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor (i) a certificate or certificates representing that number of whole shares of Marathon Common Stock that such holder has the right to receive pursuant to the provisions of Section 4.03 and this Article V, (ii) cash in lieu of fractional shares of Marathon Common Stock that such holder has the right to receive pursuant to Section 5.01(e) and (iii) any dividends or other distributions such holder has the right to receive pursuant to Section 5.01(c), and the Certificate or Certificates so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Ashland Common Stock or HoldCo Common Stock that is not registered in the transfer records of Ashland or HoldCo, a certificate or certificates representing the appropriate number of shares of Marathon Common Stock, together with a check for cash to be paid in lieu of fractional shares, may be issued and paid to a person other than the person in whose name the Certificate or Certificates so surrendered is registered, if such Certificate or Certificates shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance and payment shall pay any transfer or other Taxes required by reason of the issuance of shares of Marathon Common Stock to a person other than the registered holder of such Certificate or Certificates or establish to the satisfaction of New Ashland Inc. that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 5.01, each Certificate shall be deemed at any time after the Acquisition Merger Effective Time to represent only the right to receive upon such surrender Acquisition Merger Consideration as contemplated by this Section 5.01. No interest shall be paid or accrue on any cash in lieu of fractional shares or accrued and unpaid dividends or distributions, if any, payable upon surrender of any Certificate.

(c) Distributions with Respect to Unexchanged Shares. (i) [Intentionally Omitted.]

(ii) No dividends or other distributions with respect to shares of Marathon Common Stock with a record date on or after the Closing Date shall be paid to the holder of any Certificate with respect to the shares of Marathon Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 5.01(e), until the surrender of such Certificate in accordance with this Article V. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the certificate representing whole shares of Marathon Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Marathon Common Stock to which such holder is entitled pursuant to Section 5.01(e) and the amount of dividends or other distributions with a record date on or after the Closing Date theretofore paid with respect to such whole shares of Marathon Common Stock and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date on or after the Closing Date but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Marathon Common Stock.

(d) No Further Ownership Rights in HoldCo Common Stock. The Acquisition Merger Consideration issued (and paid) upon conversion of any shares of HoldCo Common Stock in accordance with the terms of this Article V shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of HoldCo Common Stock, and after the Acquisition Merger Effective Time there shall be no further registration of transfers on the stock transfer books of the business entity surviving the Acquisition Merger, Merger Sub, of shares of HoldCo Common Stock that were outstanding immediately prior to the Acquisition Merger Effective Time. If, after the Acquisition Merger Effective Time, any Certificates are presented to New Ashland Inc. or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article V except as otherwise provided by applicable Law. Unless Marathon otherwise consents, the Acquisition Merger Consideration shall not be issued to any person who is an “affiliate” of Ashland for purposes of Rule 145 under the Securities Act of 1933, as amended (the “Securities Act”), on the date of the Ashland Shareholders Meeting, as determined from representations contained in the letters of transmittal to be delivered by former holders of shares of Ashland Common Stock pursuant to the provisions of Section 5.01(b) (a “Rule 145 Affiliate”), until Marathon has received a written agreement from such Rule 145 Affiliate substantially in the form attached hereto as Exhibit C; provided, however, that Marathon shall be solely responsible for any Losses (as defined in Section 13.01(a)) of any of the Ashland Parties and their respective affiliates and Representatives (in each case other than such Rule 145 Affiliate) to the extent resulting from, arising out of, or relating to, directly or indirectly, any refusal by Marathon to consent to the issuance of Acquisition Merger Consideration to any such Rule 145 Affiliate pursuant to this sentence.

(e) No Fractional Shares. (i) No certificates or scrip representing fractional shares of Marathon Common Stock shall be issued upon the conversion of HoldCo Common Stock pursuant to Section 4.03, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Marathon Common Stock. For purposes of this Section 5.01(e), all fractional shares to which a single record holder would be entitled shall be aggregated and calculations shall be rounded to three decimal places. Notwithstanding any other provision of this Agreement, each holder of Certificates who otherwise would be entitled to receive a fraction of a share of Marathon Common Stock (determined after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of such fractional part of a share of Marathon Common Stock multiplied by the Fair Market Value.

(ii) As promptly as practicable following the Acquisition Merger Effective Time, the Exchange Agent shall determine the excess of (A) the number of shares of Marathon Common Stock delivered to the Exchange Agent by Marathon pursuant to Section 5.01(a) over (B) the aggregate number of whole shares of Marathon Common Stock to be issued to holders of HoldCo Common Stock pursuant to Section 5.01(b) (such excess being herein called the “Excess Shares”). As promptly as practicable after such determination, Marathon shall deposit an amount into the Exchange Fund equal to the product of the number of Excess Shares multiplied by the Fair Market Value, and the Exchange Agent shall return certificates representing such Excess Shares to Marathon.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Certificates for six months after the Acquisition Merger Effective Time shall be delivered to or in accordance with the instructions of New Ashland Inc., upon demand, and any holder of a Certificate who has not theretofore complied with this Article V shall thereafter look only to New Ashland Inc. for payment of its claim for Acquisition Merger Consideration and any dividends or distributions with respect to Marathon Common Stock as contemplated by Section 5.01(c).

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by New Ashland Inc., the execution of an indemnity reasonably satisfactory to New Ashland Inc. (and, if required by New Ashland Inc., the posting by such person of a bond in such reasonable amount as New Ashland Inc. may direct, as indemnity) against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Acquisition Merger Consideration with respect to the shares of HoldCo Common Stock formerly represented thereby, and any dividends or other distributions such holder has the right to receive in respect thereof, pursuant to this Agreement.

(h) Withholding Rights. Marathon shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Certificates and any holder of Dissenters’ Shares such amounts as may be required to be deducted and withheld by Marathon with respect to the making of such payment under the Code or under any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Tax Authority (as defined in Section 14.02), Marathon will be treated as though it withheld an appropriate amount of the type of consideration otherwise payable pursuant to this Agreement to any holder of Certificates or Dissenters’ Shares, sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the appropriate Tax Authority. Such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares represented by the Certificates or Dissenters’ Shares, as the case may be, in respect of which such deduction and withholding was made.

(i) No Liability. None of the Ashland Parties, the Marathon Parties or the Exchange Agent shall be liable to any person in respect of any shares of Marathon Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to five years after the Acquisition Merger Effective Time (or immediately prior to such earlier date on which Acquisition Merger Consideration or any dividends or distributions with respect to Marathon Common Stock as contemplated by Section 5.01(c) in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 6.05(b))), any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of New Ashland Inc., free and clear of all claims or interest of any person previously entitled thereto.

(j) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by New Ashland Inc., on a daily basis. Any interest and other income resulting from such investments shall be paid to New Ashland Inc.

ANNEX F

(c) As of the date of this Agreement, the authorized capital stock of New Ashland Inc. consists of 1,000 shares of Common Stock, of which 100 shares of Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and are owned by HoldCo free and clear of any Lien. Immediately prior to the Conversion Merger Effective Time, the authorized capital stock of New Ashland Inc. will consist of 200,000,000 shares of Common Stock and 30,000,000 shares of preferred stock, of which 100 shares of Common Stock will have been duly authorized and validly issued, fully paid and nonassessable and owned by HoldCo free and clear of any Lien, other than any Lien (i) pursuant to the HoldCo Borrowing arrangements or (ii) in favor of any Marathon Party or any of their respective subsidiaries or affiliates.

ANNEX G

(ii) the filing with the Securities and Exchange Commission (the “SEC”) of (A) a joint registration statement on Form S-4 (the “Ashland Form S-4”) in connection with the issuance by HoldCo of HoldCo Common Stock in connection with the Reorganization Merger (the “HoldCo Share Issuance”) and the issuance by New Ashland Inc. of New Ashland Inc. Common Stock in the Conversion Merger, followed by the distribution thereof to holders of HoldCo Common Stock in the Distribution (the “New Ashland Inc. Share Issuance”),

ANNEX H

(b) Ashland and New Ashland Inc. shall prepare and submit to the NYSE or The Nasdaq Stock Market (“NASDAQ”) an application (or amendment thereto) for listing on the NYSE or NASDAQ of the New Ashland Inc. Common Stock to be issued to holders of Ashland Common Stock in the Distribution, and shall use their reasonable best efforts to obtain, prior to the Ashland Shareholders Meeting, approval for the listing of such shares, subject to official notice of issuance.

ANNEX I

“New Ashland Inc. Common Stock” means New Ashland Inc. common stock, par value $0.01 per share, and, with respect to such shares issued at and after the Conversion Merger Effective Time, includes the associated Ashland Rights.

ANNEX J

(iii) after the Closing, the holders entitled to receive HoldCo Common Stock in the Reorganization Merger shall have the rights and remedies specified in Section 1.04(a) and Article V only.

ANNEX K

(iii) a Tax Matters Agreement (as amended and restated as of April 27, 2005 the “Tax Matters Agreement”); and

(iv) Amendment No. 2 to the MAP LLC Agreement (as defined in Section 14.02) (the “MAP LLC Agreement Amendment” and, together with this Agreement, the Maleic Agreement, the VIOC Agreement, the Tax Matters Agreement and Amendment No. 3 dated as of April 27, 2005, to the MAP LLC Agreement, the “Transaction Agreements”);

ANNEX L

(f) Closing Agreement; Private Letter Rulings; Tax Opinions. Ashland and Marathon shall have entered into the Closing Agreement with the IRS (which Closing Agreement shall be in effect on the Closing Date) and, if applicable, received the private letter rulings from the IRS referred to in Exhibit D (the “Private Letter Rulings”), providing all the required agreements or rulings described in Exhibit D and in form and substance reasonably satisfactory to each of the Ashland Board and the Marathon Board. Ashland and Marathon shall have received the respective Tax Opinions, dated as of the Closing Date, described in Exhibit D (to the extent such Tax Opinions are required under Exhibit D).

ANNEX M

EXHIBIT D

Closing Agreement/Private Letter Ruling/Tax Opinion Closing Conditions

Structure

1. The Closing Agreement provides that the Maleic/VIOC Contribution described in Section 1.02(a), the MAP/LOOP/LOCAP Contribution described in Section 1.02(b) and the Reorganization Merger described in Section 1.02(c), taken together, qualify as a reorganization under Section 368(a)(1)(F) of the Code.

2. The Closing Agreement provides that the Capital Contribution described in Section 1.03(b) and the Conversion Merger described in Section 1.03(c), taken together with the Distribution described in Section 1.04(a) qualify as a reorganization under Section 368(a)(1)(D) of the Code.

3. The Closing Agreement provides that the Distribution described in Section 1.04(a) qualifies as a distribution described in Section 355(a) of the Code and, accordingly, no gain or loss will be recognized by (and no amount will otherwise be included in the income of) the shareholders of HoldCo upon the receipt of New Ashland Inc. Common Stock pursuant to the Distribution.

4. Either:

(a) The Closing Agreement provides that the Acquisition Merger described in Section 1.04(b) will qualify as a reorganization under Section 368(a)(1)(A) of the Code; or

(b) If the Closing Agreement does not provide the agreement described in paragraph 4(a) above, Cravath, Swaine & Moore LLP delivers a written opinion to Ashland, in form and substance reasonably satisfactory to the Ashland Board, concluding that the Acquisition Merger described in Section 1.04(b) will qualify as a reorganization under Section 368(a)(1)(A) of the Code; and Miller & Chevalier Chartered delivers a written opinion to Marathon, in form and substance reasonably satisfactory to the Marathon Board, that such Acquisition Merger qualifies as a reorganization under Section 368(a)(1)(A) of the Code.

5. The Closing Agreement provides that the shares of New Ashland Inc. Common Stock distributed to shareholders of HoldCo in the Distribution described in Section 1.04(a) will not be treated as “other property”, within the meaning of Section 356(a) of the Code, received in exchange for HoldCo stock in the Acquisition Merger.

Section 357

6. The Closing Agreement provides that the assumption by Marathon and/or Merger Sub of liabilities of HoldCo in the Acquisition Merger will not be treated as money or other property under Section 357 of the Code.

Contingent Liabilities

7. The Closing Agreement provides that:

(a) HoldCo’s basis in its shares of New Ashland Inc. Common Stock will be reduced under Code Section 358(d)(1) as a result of the deemed assumption by New Ashland Inc. of the Ashland Asbestos Liabilities (as defined in the Tax Matters Agreement) and the Ashland Environmental Liabilities (as defined in the Tax Matters Agreement) pursuant to the Conversion Merger either (i) by a specified amount determined as of the Closing that will not exceed $94,000,000 or such greater amount as may be acceptable to Marathon in its sole discretion or (ii) by the estimated present value (computed using a discount rate of no less than seven percent, or such lower rate as is acceptable to Marathon in its sole discretion) of such liabilities, determined as of the Closing.

(b) HoldCo’s basis in its shares of New Ashland Inc. Common Stock will be reduced under Code Section 358(d)(1) as a result of the Conversion Merger by the estimated present value (computed using a discount rate of no less than seven percent, or such lower rate as is acceptable to Marathon in its sole discretion) of the Ashland Residual Operations Liabilities (as defined in the Tax Matters Agreement) other than the Ashland Asbestos Liabilities and the Ashland Environmental Liabilities, determined as of the Closing.

(c) The Ashland Residual Operations Liabilities will not include potential future defense costs of New Ashland Inc. related to the Ashland Residual Operations Liabilities (e.g. attorneys’ fees or litigation expenses).

(d) The Ashland Residual Operations Liabilities will not include any portion that is reimbursed or reasonably expected to be reimbursed by insurance.

(e) The amount of Ashland Asbestos Liabilities and Ashland Environmental Liabilities will be determined (net of the estimated present value of any related insurance recoveries or defense costs) as of the Closing and will not be subsequently redetermined.

8. The Closing Agreement provides that:

(a) HoldCo and Marathon or an affiliate of Marathon that is the “acquiring corporation” of HoldCo in the Acquisition Merger within the meaning of Code Section 381(a) (such affiliate the “HoldCo Successor”) will be entitled to deduct the Specified Liability Deductions under Code Section 162(a) at the time such liabilities have accrued and economic performance of such liabilities has occurred without regard to whether such deductions exceed the amount of Ashland Residual Operations Liabilities determined for purposes of paragraphs (7)(a) and (b). Such deductions shall be net of amounts reimbursed by insurance or reasonably expected to be reimbursed by insurance.

(b) Neither HoldCo, Marathon, nor any member of the Marathon Group (as defined in the Tax Matters Agreement) will have income or gain as a result of New Ashland Inc.’s receipt of insurance recoveries with respect to the Ashland Residual Operations Liabilities to the extent such recoveries are taken into account in determining the amount of the deduction under paragraph (8)(a) above.

(c) Neither New Ashland Inc. nor any member of the New Ashland Inc. Group (as defined in the Tax Matters Agreement) will have income or gain as a result of New Ashland Inc.’s receipt of insurance recoveries with respect to the Ashland Residual Operations Liabilities to the extent such recoveries are taken into account in determining the amount of the deduction under paragraph (8)(a) above.

(d) Specified Liability Deductions will not be limited under Code Section 382 or 384 or Treas. Reg. § 1.1502-15.

(e) New Ashland Inc. will be entitled to deduct the defense costs related to the Ashland Residual Operations Liabilities to the extent such defense costs are incurred after Closing and are otherwise deductible.

(f) Neither HoldCo, Marathon nor any member of the Marathon Group will realize income or gain as a result of the accrual or payment of the Ashland Residual Operations Liabilities by New Ashland Inc. or by New Ashland Inc.’s payment of the defense costs related to the Ashland Residual Operations Liabilities.

Partnership

9. Either:

(a) The Closing Agreement or a private letter ruling issued by the IRS provides that the MAP Partial Redemption does not constitute a disguised sale of a partnership interest under Section 707(a)(2)(B) of the Code; or

(b) If the Closing Agreement or a private letter ruling issued by the IRS does not provide the agreement described in paragraph 9(a) above, Cravath, Swaine & Moore LLP delivers a written opinion to Ashland, in form and substance reasonably satisfactory to the Ashland Board, concluding that the MAP Partial Redemption will not constitute a disguised sale of a partnership interest under Section 707(a)(2)(B) of the Code; and Miller & Chevalier Chartered delivers a written opinion to Marathon, in form and substance reasonably satisfactory to the Marathon Board, concluding that the MAP Partial Redemption does not constitute a disguised sale of a partnership interest under Section 707(a)(2)(B) of the Code.

10. Either:

(a) The Closing Agreement or a private letter ruling issued by the IRS provides that the MAP Partial Redemption will not be treated as a sale or exchange of property between Ashland and MAP under Section 751(b) of the Code; or

(b) If the Closing Agreement or a private letter ruling issued by the IRS does not provide the agreement described in paragraph 10(a) above, Cravath, Swaine & Moore LLP delivers a written opinion to Ashland, in form and substance reasonably satisfactory to the Ashland Board, concluding that the MAP Partial Redemption will not constitute a sale or exchange of property between Ashland and MAP under Section 751(b) of the Code; and Miller & Chevalier Chartered delivers a written opinion to Marathon, in form and substance reasonably satisfactory to the Marathon Board, concluding that the MAP Partial Redemption does not constitute a sale or exchange of property between Ashland and MAP under Section 751(b) of the Code.

ANNEX N

Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to cause the Closing to occur on June 30, 2005 or as promptly as practicable thereafter (in accordance with the other terms of this Agreement, including Section 1.05 of this Agreement, which provides that the Closing shall occur on the last business day of a calendar month unless otherwise mutually agreed by Ashland and Marathon), including (i) the obtaining of all necessary actions or nonactions, waivers, consents, orders, authorizations and approvals from Governmental Entities and the making of all necessary registrations, declarations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or any other Transaction Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of the Transaction Agreements.

ANNEX O

Ashland or New Ashland Inc. shall bear the cost of the St. Paul Park QQQ Project incurred after January 1, 2003 not to exceed $9,350,000 (the “St. Paul Park QQQ Project Payment Amount”).

ANNEX P

No later than May 15, 2005, Ashland shall provide to Marathon a schedule setting forth estimates, prepared in good faith by Ashland in light of any communications with the Internal Revenue Service (the “IRS”), written or otherwise, of the Ashland Debt Obligation Amounts based on assumed Closing Dates occurring on the last day of each month from June of 2005 through September of 2005.

ANNEX Q

SECTION 9.17. Treatment of Ashland Affected Non-Qualified Employee Stock Options or SARs. The Ashland Parties shall take or cause to be taken such actions as are necessary to provide that (i) each Ashland Affected Non-Qualified Employee Stock Option or SAR shall become fully vested as of the Closing and (ii) each Ashland Affected Non-Qualified Employee Stock Option or SAR and each Ashland Non-Qualified Employee Stock Option or Ashland SAR granted to an employee of MAP or any of its subsidiaries that is outstanding and has vested and is exercisable but remains unexercised immediately prior to the Closing shall remain exercisable until the expiration of the 90-day period immediately following the Closing Date, in each case with the same reduction in the exercise price therefor as shall be applicable to Ashland Non-Qualified Employee Stock Options or Ashland SARs granted to employees of Ashland, as a result of the consummation of the Transactions. The parties hereto intend that the foregoing shall be accomplished in a manner consistent with good faith compliance with the requirements of Section 409A of the Code.

ANNEX R

(b) by either Ashland or Marathon:

(i) if the Transactions are not consummated during the period ending on September 30, 2005 (the “Outside Date”), unless the failure to consummate the Transactions is the result of a material breach of the Transaction Agreements by the party seeking to terminate this Agreement;

ANNEX S

“MAP Adjustment Amount” means 38% of the Distributable Cash of MAP (as such term is defined in the MAP LLC Agreement) as of the close of business on the Closing Date plus 38% of the amount of any Qualified Expenditure (as such term is defined in Amendment No. 1 dated as of March 17, 2004 to the MAP LLC Agreement) actually paid by MAP on or prior to the Closing Date, for which MAP has not received payment from Marathon under the Project Loan Agreement Detroit Refinery Expansion Project dated as of March 17, 2004; provided, however, that for purposes of this Agreement, the existing lease with Air Products and Chemicals, Inc. dated January 20, 2003, as amended, relating to the supply of hydrogen to the Catlettsburg refinery and the existing leases acquired from Ultramar Diamond Shamrock Corporation (“UDS”) in connection with the 1999 acquisition of certain marketing and logistics assets of UDS located in the State of Michigan shall not be treated as Ordinary Course Debt (as such term is defined in the MAP LLC Agreement).

ANNEX B

AMENDED AND RESTATED TAX MATTERS AGREEMENT dated as of April 27, 2005 (the “TMA” or “Agreement”) among Ashland Inc., a Kentucky corporation (“Ashland”), ATB Holdings, Inc., a Delaware corporation (“HoldCo”), EXM LLC, a Kentucky limited liability company (“New Ashland LLC”), New EXM Inc., a Kentucky corporation (“New Ashland Inc.”), Marathon Oil Company, an Ohio Company (“Marathon Company”), Marathon Oil Corporation, a Delaware corporation (“Marathon”), Marathon Domestic LLC, a Delaware limited liability company (“Merger Sub”) and Marathon Ashland Petroleum LLC, a Delaware limited liability company owned by Marathon Company and Ashland (“MAP”).

WHEREAS, Ashland is the common parent of an affiliated group of domestic corporations that has elected to file consolidated Federal income tax returns.

WHEREAS, Marathon is the common parent of an affiliated group of domestic corporations that has elected to file consolidated Federal income tax returns (the “Marathon Affiliated Group”).

WHEREAS, Ashland and Marathon Company, a wholly-owned subsidiary of Marathon, own all the limited liability company interests in MAP, which is treated for Federal income tax purposes as a partnership.

WHEREAS, Ashland and Marathon and certain of their respective related parties have entered into the Master Agreement pursuant to which they have agreed to engage in the transactions contemplated by the Transaction Agreements and the Ancillary Agreements, as those terms are defined in the Master Agreement (collectively, the “Transactions”).

WHEREAS, as part of the Transactions, HoldCo will become the common parent of the Ashland Affiliated Group in a series of steps which are intended to qualify as a reorganization described in Code Section 368(a)(1)(F) (the “F Reorganization”).

WHEREAS, as part of the F Reorganization, Ashland will contribute its Membership Interest and the Acquired Businesses to HoldCo and will merge with and into New Ashland LLC, which will assume all obligations of Ashland, including the obligations of Ashland under this TMA (the “F Reorganization Merger”).

WHEREAS, as part of the Transactions, MAP will redeem a portion of Ashland’s interest in MAP in exchange for a distribution of cash and MAP accounts receivable, as set forth in the Master Agreement (the “MAP Partial Redemption”).

WHEREAS, as part of the Transactions, New Ashland LLC will merge with and into New Ashland Inc., which will assume all obligations of New Ashland LLC, including the obligations that New Ashland LLC assumed from Ashland (the “Conversion Merger”).

WHEREAS, as part of the Transactions, (i) HoldCo will distribute, to the former holders of the stock of Ashland, all the stock of New Ashland Inc. in a transaction intended to qualify as a distribution described in Code Section 355 (the “Spinoff”), and (ii) HoldCo will merge with and into Merger Sub in a transaction intended to qualify as a reorganization described in Code Section 368(a)(1)(A) (the “Acquisition Merger”) and as a result of such merger, HoldCo will cease to exist.

WHEREAS after the Acquisition Merger, Marathon may cause Merger Sub to contribute all or a portion of the assets and liabilities that it acquired in the Acquisition Merger to a newly formed corporation that is a wholly-owned, direct subsidiary of Merger Sub or, alternatively Marathon may contribute Merger Sub to a wholly-owned subsidiary of Marathon.

WHEREAS, immediately after the Spinoff, New Ashland Inc. will be the common parent of an affiliated group of domestic corporations that elects to file consolidated Federal income tax returns, which will not include HoldCo (the “New Ashland Inc. Affiliated Group”).

WHEREAS the parties to this TMA wish to allocate and assign certain Tax responsibilities, liabilities and benefits among themselves and to provide for certain other Tax matters.

WHEREAS the parties entered into the original TMA on March 18, 2004.

WHEREAS the parties have entered into Amendment No. 1 to the Master Agreement, dated April 27, 2005 (“Amendment No. 1”), amending certain terms of the Master Agreement.

WHEREAS the parties wish to amend and restate in its entirety this TMA.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this TMA, the parties agree as follows:

ARTICLE I

Definitions

As used in this Agreement, the following terms shall have the following meaning:

“Acquired Businesses” means the “Maleic Business” and the “VIOC Centers”, as each such term is defined in the Master Agreement.

“Acquisition Merger” has the meaning set forth in the ninth WHEREAS clause of this TMA.

“affiliate” has the meaning ascribed to such term in the Master Agreement.

“affiliated group” means an affiliated group of corporations within the meaning of Code Section 1504(a) for the taxable period in question.

“Ashland Affiliated Group” means the affiliated group of domestic corporations that has elected to file consolidated Federal income tax returns of which Ashland (and immediately after the F Reorganization, HoldCo) is the common parent.

“Ashland Group” means (i) the corporations that are members of the Ashland Affiliated Group and (ii) the corporations that would be members of the Ashland Affiliated Group but for the fact that they are not includible corporations under Code Section 1504(b).

“Ashland Asbestos Liabilities” means any obligation of Ashland or any of its present or former subsidiaries (including but not limited to Riley Stoker Inc.) relating to claims made at any time that are attributable to allegations of exposure to asbestos on or before the Closing Date with respect to Residual Business Operations, to the extent that New Ashland Inc. or any member of the New Ashland Inc. Group is liable for such obligation after the Closing Date.

“Ashland Employee Liabilities” means (i) any obligation of Ashland or any of its present or former subsidiaries for any Employee Benefit Obligation to be provided to or on behalf of present or former employees of Ashland or any such subsidiaries for services that are attributable to Residual Business Operations or to the HoldCo Businesses, in each case that are performed on or before the Closing Date, to the extent that New Ashland Inc. or any member of the New Ashland Inc. Group is liable for such obligation after the Closing Date and (ii) any obligation pursuant to the exercise of any Option by any current or former employees of HoldCo Businesses or Residual Business Operations with respect to the capital stock of Ashland, HoldCo or New Ashland Inc.

“Ashland Environmental Liabilities” means any obligation of Ashland or any of its present or former subsidiaries relating to claims made at any time for environmental damages or remediation or similar expenses arising from acts, omissions or conditions occurring or existing on or before the Closing Date that are attributable to Residual Business Operations or to the HoldCo Businesses, to the extent that New Ashland Inc. or any member of the New Ashland Inc. Group is liable for such obligation after the Closing Date.

“Ashland Residual Operations Liabilities” means any obligation of Ashland or any of its present or former subsidiaries that is attributable to Residual Business Operations or to the HoldCo Businesses, including but not limited to Ashland Asbestos Liabilities, Ashland Employee Liabilities and Ashland Environmental Liabilities, but shall not include any associated defense costs incurred by New Ashland Inc. after the Closing.

“Bankruptcy Event” means, with respect to any Person, the occurrence or existence of any of the following events or conditions: such Person (1) is dissolved (other than the dissolution of a transferor in connection with a transfer to a successor as contemplated by Section 10.15); (2) admits in writing its inability generally to pay its debts; (3) makes a general assignment for the benefit of its creditors; (4) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any similar relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding up or liquidation and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition (A) results in a judgment of insolvency or bankruptcy or the entry of an order for similar relief or the making of an order for its winding up or liquidation or (B) is not dismissed or discharged within 60 days of the institution or filing thereof; (5) has a resolution passed by its Board of Directors for its winding up or liquidation (other than the winding up or liquidation of a transferor in connection with a transfer to a successor as contemplated by Section 10.15); (6) consents to, or becomes subject to an order or judgment providing for, the appointment of an administrator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets and, in the case of an order or judgment, such judgment or order is not dismissed, discharged, stayed or restrained in each case within sixty (60) days of the entry or making thereof; or (7) takes any action in furtherance of, or expressly indicates its consent to, approval of, or acquiescence in, any of the foregoing.

“Bankruptcy Party” has the meaning set forth in Section 8.02(c) of this TMA.

“Bankruptcy Tax Claims” has the meaning set forth in Section 8.02(c) of this TMA.

“Basket One Amount” has the meaning set forth in Section 5.02(b)(i) of this TMA.

“Basket One Cap” has the meaning set forth in Section 5.02(b)(ii)(C) of this TMA.

“Basket One Cap Base Amount” has the meaning set forth in Section 5.02(b)(ii)(C).

“Basket One Cap Carryforward” has the meaning set forth in Section 5.02(b)(ii)(C) of this TMA.

“Basket One Deductions” has the meaning set forth in Section 5.02(b)(ii)(B) of this TMA.

“Basket One Tax Rate” has the meaning set forth in Section 5.02(b)(ii)(A) of this TMA.

“Basket Two Amount” has the meaning set forth in Section 5.02(c)(i) of this TMA.

“Basket Two Carryovers” has the meaning set forth in Section 5.02(c)(ii)(B) of this TMA.

“Basket Two Deductions” has the meaning set forth in Section 5.02(c)(ii)(A) of this TMA.

“Closing” and “Closing Date” have the meanings set forth in the Master Agreement.

“Closing Agreement” means the closing agreement to be entered into by Marathon, Ashland, New Ashland Inc. and certain related parties and the IRS with respect to the Transactions pursuant to Code Section 7121 and described in Section 5.01 of this Tax Matters Agreement received by Ashland and Marathon with respect to the Transactions on or before the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Conversion Merger” has the meaning set forth in the eighth WHEREAS clause of this TMA.

“Detroit Facility” means MAP’s $325 million borrowing facility provided by Marathon Company as lender, the proceeds of which facility are used for the sole purpose of funding an expansion and clean fuels modification project at MAP’s Detroit refinery.

“Employee Benefit Obligation” means any obligation (whether current or deferred) for any compensation, pension, severance payment, medical, retirement or disability benefit, life insurance or any similar employee benefit.

“Escrow” means the escrow created under the Escrow Agreement.

“Escrow Agreement” has the meaning set forth in Section 6.02(a) of this TMA.

“Escrow Threshold” has the meaning set forth in Section 6.02(c)(i)(B) of this TMA.

“Excess Section 355(e) Taxes” means the excess, if any of the total amount of Section 358(d)(1) Adjustment Taxes over $75 million.

“Extraordinary Events” means (i) unforeseen funding requirements resulting from damage to MAP properties by storm, fire, or similar catastrophic events, or (ii) unforeseen expenditures that are mandated by law, regulation or administrative ruling, in each case that are promulgated after the Closing Date.

“F Reorganization Merger” has the meaning set forth in the sixth WHEREAS clause of this TMA.

“Federal Tax Benefit Payments” has the meaning set forth in Section 5.02(a)(i) of this TMA.

“Final Determination” means the final resolution of liability for any Tax for any taxable period by or as a result of: (i) a final and unappealable decision, judgment, decree or other order by any court of competent jurisdiction; (ii) a final closing agreement (other than the Closing Agreement) or accepted offer in compromise under Code Sections 7121 or 7122, or a comparable agreement under the laws of any other jurisdiction, which resolves the entire Tax liability for the entire taxable period; (iii) a duly executed IRS Form 870 or 870-AD (or any successor forms thereto), on the date such form is effective, or by a comparable form under the laws of other jurisdictions; except that a Form 870 or 870-AD or comparable form that reserves (whether by its terms or by operation of law) the right of the taxpayer to file a claim for Refund and/or the right of the Tax Authority to assert a further deficiency shall not constitute a Final Determination with respect to the right so reserved; (iv) any allowance of a Refund or credit in respect of an overpayment of such Tax, but only after the expiration of all periods during which such Refund may be recovered (including by way of offset) by the jurisdiction imposing such Tax; (v) the execution of a closing agreement with respect to a pre-filing agreement described in Rev. Proc. 2001-22, or (vi) any other final disposition by reason of the expiration of the applicable statute of limitations or by mutual agreement of the parties hereto.

“Fully Funded” has the meaning set forth in Section 6.02(c)(i)(A) of this TMA.

“HoldCo Businesses” means the Acquired Businesses and the JV Interests.

“Income Taxes” means any Taxes imposed on or determined by reference to gross or net income or profits or any other measure of income or profits.

“Independent Entity” has the meaning set forth in Section 9.01 of this TMA.

“Inflation Factor” means the U.S. GDP Implicit Price Deflator, which shall be applied annually to adjust prices to constant dollar amounts beginning with the calendar year following the year of the Closing Date.

“IRS” means the U.S. Internal Revenue Service.

“JV Interests” means the “Membership Interest” and the “LOOP/LOCAP Interests”, as each such term is defined in the Master Agreement.

“JV Entities” means the entities wholly or partially owned, directly or indirectly, through the ownership of the JV Interests.

“MAP LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of MAP, dated as of December 31, 1998, as amended to the date of this TMA.

“Marathon Affiliated Group” has the meaning set forth in the second WHEREAS clause of this TMA.

“Marathon Group” means (i) the corporations that are members of the Marathon Affiliated Group and (ii) the corporations that would be members of the Marathon Affiliated Group but for the fact that they are not includible corporations under Code Section 1504(b), including in both cases, beginning on the day after the Closing Date, former members of the Ashland Group that become members of the Marathon Group by reason of the Acquisition Merger.

“Marathon Portion” has the meaning set forth in Section 2.05 of this TMA.

“Marathon Tax Matter” means any Tax Item arising from or related to the ownership or operation of HoldCo or the HoldCo Businesses attributable to a Post-Closing Period.

“Master Agreement” means the Master Agreement dated as of March 18, 2004, among Ashland, HoldCo, New Ashland LLC, New Ashland Inc., Marathon, Marathon Company, Merger Sub and MAP, as amended by Amendment No. 1.

“Net Deduction Method” means, with respect to Specified Liability Deductions, the deduction of such amounts as they are accrued and recognized under the accrual method of accounting, net of actual and anticipated insurance recoveries determined under the accrual method of accounting, in each case applied consistently from year to year.

“New Ashland Inc. Affiliated Group” has the meaning set forth in the eleventh WHEREAS clause of this TMA.

“New Ashland Inc. Group” means (i) the corporations that are members of the New Ashland Inc. Affiliated Group and (ii) the corporations that would be members of the New Ashland Inc. Affiliated Group but for the fact that they are not includible corporations under Code Section 1504(b).

“New Ashland Inc. Portion” has the meaning set forth in Section 2.05 of this TMA.

“New Ashland Inc. Tax Matter” means any Tax Item (i) arising during a Pre-Closing Period or (ii) from or related to a Post-Closing Period that is not a Marathon Tax Matter.

“Non-Bankruptcy Party” has the meaning set forth in Section 8.02(c) of this TMA.

“Non-Federal Tax Benefit Payment” has the meaning set forth in Section 5.02(a)(i) of this TMA.

“Option” means any compensatory stock option, stock appreciation right, restricted stock or similar instrument.

“Other Taxes” means any Taxes other than Income Taxes.

“Pass-Though Items” mean any Tax Items that are passed through to, and reportable on the Tax Returns of, one or more of the owners of MAP or any other JV Entity and that could result in an increase or decrease in any such owner’s liability for Taxes.

“Post-Closing Period” means any taxable period, and in the case of a Straddle Period the portion of any such period, beginning after the Closing Date.

“Pre-Closing Period” means the Pre-Closing Taxable Periods, and the portion of any Straddle Period ending on the Closing Date.

“Pre-Closing Taxable Period” means any taxable period ending on or before the Closing Date.

“Refund” means any refund of Taxes, including any reductions of Taxes paid or payable by means of credits, offsets or otherwise.

“Residual Business Operations” means former business operations of Ashland or any current or former member of the Ashland Group, in each case determined as of the date of this Agreement, that will not be transferred or deemed to be transferred to New Ashland Inc. pursuant to the Conversion Merger.

“Section 355(e) Tax Claim” has the meaning set forth in Section 8.02(e) of this TMA.

“Section 355(e) Taxes” means any Taxes, arising in any taxable period, resulting from the application of Code Section 355(e) or any similar provision under state or local law to the Spinoff, including any Taxes attributable to an adjustment to the tax basis of the stock of New Ashland Inc. resulting from any audit by any Tax Authority or any Final Determination.

“Section 355(e) Schedule” has the meaning set forth in Section 3.07(a) of this TMA.

“Section 358(d)(1) Adjustment” means the reduction in the tax basis of New Ashland Inc. stock under Section 358(d)(1) resulting from the assumption by New Ashland Inc. of the Ashland Residual Operations Liabilities pursuant to the Conversion Merger.

“Section 358(d)(1) Adjustment Taxes” means, with respect to any calculation of Section 355(e) Taxes the excess, if any, of (i) any such Section 355(e) Taxes over (ii) the amount of any such Section 355(e) Taxes that would exist if the Section 358(d)(1) Adjustment were $0.

“Specified Liability Deductions” means the amount, in any taxable period, allowable as deductible expenses for Federal income tax purposes in respect of Ashland Residual Operations Liabilities (after applying the applicable limitations, if any, under Code Sections 382 and 384 and Treasury Regulation Section 1.1502-15).

“Spinoff” has the meaning set forth in the ninth WHEREAS clause of this TMA.

“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

“subsidiary” has the meaning ascribed to such term in the Master Agreement.

“Tax” or “Taxes” means all forms of taxation imposed by any federal, state, local or foreign jurisdiction (including any subdivision and any revenue agency of such a jurisdiction), including without limitation net income, gross income, alternative minimum, sales, use, ad valorem, gross receipts, value added, franchise, license, transfer, withholding, payroll, employment, excise, severance, stamp, property, custom duty, taxes or governmental charges, together with any related interest, penalties or other additional amounts imposed by any federal, state, local or foreign jurisdiction (including any subdivision and any revenue agency of such a jurisdiction), and including all liability for or in respect of any of the foregoing as a result of being a member of a consolidated or similar group or a partner in an entity treated as a partnership or other pass-through entity for Tax purposes or as a result of any tax sharing or similar contractual agreement.

“Tax Authority” means any federal, state, local or foreign jurisdiction (including any subdivision and any revenue agency of such a jurisdiction) imposing Taxes and the agency, if any, charged with the collection of such Taxes for such authority.

“Tax Benefit” means any item of loss, deduction, credit, or any other Tax Item that decreases Taxes paid or payable.

“Tax Benefit Payments” has the meaning set forth in Section 5.02(a)(i) of this TMA.

“Tax Certificate” means any letter or certificate that is referred to in, and forms a basis for, a Tax Opinion.

“Tax Claim” has the meaning set forth in Section 8.02(a)(i) of this TMA.

“Tax Detriment” means any item of income, gain, recapture of credit or any other Tax Item that increases Taxes paid or payable, or any reduction in or limitation of, any Tax Item due to the application of Code Sections 382, 384 or Treasury Regulation Section 1.1502-15.

“Tax Item” means any item of income, gain, loss, deduction, credit, recapture of credit, or other similar item, that may have the effect of increasing or decreasing any Tax paid or payable, including any adjustment to tax basis, capitalized interest or any adjustment under Code Section 481.

“Tax Loss” means the increase in Tax paid or payable to the relevant Tax Authority (or, without duplication, the reduction in any Refund) attributable to a Tax Detriment.

“Tax Opinion” means the opinions of Cravath, Swaine & Moore LLP and Miller & Chevalier Chartered concerning certain Federal income tax issues related to the Transactions to be delivered to Ashland and Marathon, respectively, pursuant to Section 10.01(f) of the Master Agreement.

“Tax Return” means any return, filing, questionnaire, information statement, or other document required to be filed, including amended returns that may be filed for any period or portion thereof with any Tax Authority in connection with any Tax (whether or not a payment is required to be made with respect to such filing).

“Tax Savings” means the decrease in Tax paid or payable to the relevant Tax Authority (or, without duplication, the increase in any Refund) attributable to a Tax Benefit.

“Tax Structure” means the manner, order or form in which the Transactions (currently as contemplated or as amended prior to the Closing) are effected pursuant to the Master Agreement or any Transaction Agreement.

“Transactions” has the meaning set forth in the fourth WHEREAS clause of this TMA.

“Transaction Taxes” means Taxes, other than Transfer Taxes and Section 355(e) Taxes, of any member of the Ashland Group for any Pre-Closing Period or the New Ashland Inc. Group or the Marathon Group for any taxable period resulting from, or arising in connection with any portion of the Transactions.

“Transfer Taxes” has the meaning set forth in Section 2.03 of this TMA.

“Valvoline” means the active trade or business conducted by the business division of Ashland (and immediately following the Transactions, of New Ashland Inc.) of the same name.

All capitalized terms used but not defined in this TMA shall have the meanings ascribed to such terms in the Master Agreement.

ARTICLE II

Indemnification for Taxes

SECTION 2.01. General. (a) Indemnification by New Ashland Inc. Except as otherwise provided in Sections 2.03, 2.04, 2.05, 2.06 and Articles V and VI of this TMA, New Ashland Inc. and each member of the New Ashland Inc. Group shall be liable for, shall indemnify each member of the Marathon Group against, and shall be entitled to all Refunds of, less reasonable out-of-pocket costs and expenses incurred in connection with such Refund, (i) all Taxes for all Pre-Closing Periods of each member of the Ashland Group and the Acquired Businesses; (ii) all Taxes for all Post-Closing Periods that are imposed on or collected from any member of the Marathon Affiliated Group as a transferee of or successor to HoldCo, pursuant to any law, rule or regulation, imposed on taxable income or gain that is attributable, in whole or in part, to events or transactions that occur on or before the Closing Date but that is recognized for tax purposes in a Post-Closing Period as a result of the installment method of accounting, completed contract method of accounting, the long-term contract method of accounting, the recapture of a dual consolidated loss, Section 481 of the Code (other than any such Taxes imposed by reason of a change in accounting method by HoldCo or a successor to HoldCo made or applied for by Marathon or a Member of the Marathon Group after the Closing Date, unless such change was contemplated by this TMA, or made or applied for by New Ashland Inc. or a member of the New Ashland Inc. Group, or made by Marathon with New Ashland Inc.’s consent, or required as a condition of the Transactions by the Closing Agreement or otherwise), or other provisions of Federal, state, local or foreign tax law that have a similar effect and all Taxes attributable to the adoption by HoldCo of the Net Deduction Method with respect to Specified Liability Deductions; (iii) all Taxes for all taxable periods of each member of the New Ashland Inc. Group; (iv) all Taxes imposed on any member of the Marathon Group with respect to insurance recoveries received by any member of the New Ashland Inc. Group that are attributable to Residual Business Operations; (v) all Taxes for which any current or former member of the Ashland Group or the New Ashland Inc. Group is liable under Treasury Regulation Section 1.1502-6 (or any analogous provision of state, local or foreign law); (vi) all Taxes payable by Ashland or HoldCo that are attributable to Pass-Through Items of MAP or any other JV Entity with respect to any Pre-Closing Period; (vii) all Transaction Taxes; and (viii) all Tax Losses of any member of the Marathon Group resulting from the failure by any member of the Ashland Group or the New Ashland Inc. Group, as the case may be, to use a consistent position as described in the last sentence of Section 3.04 of this TMA.

(b) Indemnification by Marathon. Except as otherwise provided in Sections 2.03, 2.04, 2.05, 2.06 and Articles V and VI of this TMA, Marathon and each member of the Marathon Group shall be liable for, and shall indemnify each member of the New Ashland Inc. Group against, and shall be entitled to all Refunds of, less reasonable out-of-pocket costs and expenses incurred in connection with such Refund, (i) all Taxes for all taxable periods of each member of the Marathon Group, other than as a successor to or transferee of a former member of the Ashland Affiliated Group by reason of the Acquisition Merger, and (ii) all Taxes for all taxable periods that are imposed on and payable by MAP or any JV Entities.

SECTION 2.02. Apportionment of Items for Straddle Periods. (a) Taxes. Taxes and Refunds of any entity or with respect to the Acquired Businesses for any Straddle Period shall be apportioned between the Pre-Closing

Period and the Post-Closing Period on the basis of a “closing of the books” as of the end of the Closing Date, provided that Other Taxes that are not based on revenues, sales or a similar measure shall be apportioned between the Pre-Closing Period and the Post-Closing Period based on the number of days of the relevant taxable period that are in the Pre-Closing Period and the Post-Closing Period respectively.

(b) Apportionment of Pass-Through Items of MAP and certain other JV Entities. For purposes of determining the Taxes payable by the owner of a JV Interest in MAP or any other JV Entity that is treated for purposes of the relevant Tax as a pass-through entity, the Pass-Through Items for any Straddle Period of such JV Entity shall be apportioned between the Pre-Closing Period and the Post-Closing Period on the basis of a “closing of the books” as of the end of the Closing Date in accordance with Code Section 706(c)(2)(A) and Treasury Regulation Section 1.706-1(c)(2)(i) (or corresponding principles of state, local or foreign laws, rules or regulations); provided that Other Taxes of MAP or such JV Entity that are not based on revenues, sales or a similar measure shall be apportioned between the Pre-Closing and the Post-Closing Period based on the number of days of the relevant taxable period that are in the Pre-Closing Period and the Post-Closing Period respectively.

SECTION 2.03. Transfer Taxes. New Ashland Inc. shall be liable for, shall indemnify each member of the Marathon Group against, and shall be entitled to retain all Refunds of, less reasonable out-of-pocket costs and expenses incurred in connection with such Refund, all transfer, documentary, sales, use, registration and similar Taxes and related fees incurred in connection with the Transactions (collectively “Transfer Taxes”). New Ashland Inc., with Marathon’s cooperation, shall timely prepare and file all Tax Returns relating to Transfer Taxes as may be required to comply with the provisions of such Tax laws.

SECTION 2.04. Certain Transaction Taxes. Marathon shall be liable for, shall indemnify each member of the New Ashland Inc. Group against, and shall be entitled to retain all Refunds of, less reasonable out-of-pocket costs and expenses incurred in connection with such Refund, any Transaction Taxes to the extent that such Taxes are primarily attributable to:

(a) any inaccurate, written representation or warranty of fact or intent specifically made by, or specifically attributed to, any member of the Marathon Group (other than HoldCo) in the Closing Agreement or a Tax Certificate and that is specified on Schedule 2.04 attached hereto (as amended from time to time by the unanimous agreement of Marathon and Ashland).

(b) any breach by any member of the Marathon Group of a covenant in Section 7.03(b) of this TMA,

unless such Transaction Taxes would have been imposed without regard to such inaccuracy or breach.

SECTION 2.05. Section 355(e) Taxes. With respect to any estimate or any other calculation of Section 355(e) Taxes,

(a) The “Marathon Portion” of such Section 355(e) Taxes means:

(i) 100% of the Section 355(e) Taxes in excess of $0 and to and including the sum of (A) $200 million and (B) all Excess Section 355(e) Taxes; and

(ii) 50% of the Section 355(e) Taxes in excess of the sum of (A) $375 million and (B) all Excess Section 355(e) Taxes.

(b) The “New Ashland Inc. Portion” of such Section 355(e) Taxes means:

(i) 100% of the Section 355(e) Taxes in excess of the amount included in the Marathon Portion under Section 2.05(a)(i) and to and including the sum of (A) $375 million and (B) all Excess Section 355(e) Taxes; and

(ii) 50% of the Section 355(e) Taxes in excess of the sum of (A) $375 million; and (B) all Excess Section 355(e) Taxes.

(c) Marathon and each member of the Marathon Group shall be liable for, and shall indemnify each member of the New Ashland Inc. Group against, and shall be entitled to all Refunds of, the Marathon Portion of all Section 355(e) Taxes. New Ashland Inc. and each member of the New Ashland Inc. Group shall be liable for, and shall indemnify each member of the Marathon Group against, and shall be entitled to all Refunds of, the New Ashland Inc. Portion of the Section 355(e) Taxes.

SECTION 2.06. Gain Recognition Agreement Taxes. Each member of the New Ashland Inc. Group shall comply with the terms of any Section 367 “gain recognition agreement” executed by a member of the Ashland Group during a Pre-Closing Period, including, without limitation, by including the gain, if any, required to be recognized pursuant to the terms of any such agreement (or by virtue of the application of any provision of Treasury Regulation Section 1.367(a)-8) and the payment of any Tax that is required to be paid pursuant to Treasury Regulation Section 1.367(a)-8(b)(3). If a Tax Authority determines that any member of the Ashland Group or the New Ashland Inc. Group has failed to comply with the terms of any such agreement or any provision of Treasury Regulation Section 1.367(a)-8, the New Ashland Inc. Group shall be liable for any resulting liability for Taxes and each member of the New Ashland Inc. Group shall indemnify each member of the Marathon Group against any such Tax liability.

ARTICLE III

Preparation and Filing of Tax Returns

SECTION 3.01. Preparation and Filing of Original Tax Returns. (a) Ashland (before the F Reorganization Merger), and New Ashland Inc. LLC and New Ashland Inc. (after the F Reorganization Merger), shall prepare and file, or cause to be prepared and filed, all Tax Returns (i) of each member of the Ashland Group (including any Tax Returns related to the Acquired Businesses) for all Pre-Closing Periods, (ii) of each member of the New Ashland Inc. Group for all taxable periods and (iii) that it is required to file pursuant to Section 3.02. Ashland and New Ashland Inc., as the case may be, shall timely pay all Taxes with respect to such Tax Returns.

(b) Marathon shall prepare and file, or cause to be prepared and filed, all Tax Returns (i) of former members of the Ashland Group and successors thereof that become members of the Marathon Group by reason of the Acquisition Merger for all Post-Closing Periods, (ii) of each other member of the Marathon Group for all taxable periods, and (iii) that it is required to prepare and file pursuant to Section 3.02. Marathon shall timely pay all Taxes with respect to such Tax Returns.

(c) MAP shall prepare and file, or cause to be prepared and filed, all Tax Returns of MAP and its subsidiaries for any Pre-Closing Period and any Straddle Period, and such Tax Returns shall be prepared and filed in a manner consistent with past practice and in accordance with the MAP LLC Agreement as in effect immediately prior to the Closing. On or before August 15, 2005, MAP shall provide to New Ashland Inc. (i) the final IRS Schedule K-1 with respect to the taxable year for MAP ending on December 31, 2004; and (ii) a pro forma IRS Schedule K-1 with respect to the taxable year or portion thereof ending on the Closing Date, showing the estimated Pass-Through Items that will be apportioned to Ashland for the Pre-Closing Period. In addition, on or before February 1, 2006, MAP shall provide to New Ashland Inc. the final IRS Schedule K-1 with respect to the taxable year for MAP ending on the Closing Date.

SECTION 3.02. Straddle Period Tax Returns. (a) Following the Closing Date, Marathon and New Ashland Inc. shall meet and prepare a written schedule that allocates the responsibility for preparing and filing Straddle Period Tax Returns in each jurisdiction of former members of the Ashland Group and successors thereof that become members of the Marathon Group by reason of the Acquisition Merger. If the parties are unable to agree, the party with the most substantial presence in the jurisdiction, taking into account their respective assets or businesses, shall have preparation and filing responsibility. If Marathon and New Ashland Inc. are not able to agree upon the party with the most substantial presence in a jurisdiction within 60 days after the Closing Date, the preparation and filing responsibility for the disputed jurisdictions shall be determined by a mutually acceptable certified public accounting firm. The filing party shall timely pay all Taxes with respect to such Straddle Period Tax Returns.

(b) For each Straddle Period Tax Return described in Section 3.01(a) of this TMA that includes any Marathon Tax Matter, Marathon shall promptly prepare and provide to New Ashland Inc. any information or documentation reasonably requested by New Ashland Inc. to facilitate the preparation and filing of such Tax Return. For each Straddle Period Tax Return described in Section 3.01(c) of this TMA that includes any New Ashland Inc. Tax Matter, New Ashland Inc. shall promptly prepare and provide to Marathon any information or documentation reasonably requested by Marathon to facilitate the preparation and filing of such Tax Return.

(c) All Straddle Period Tax Returns shall be submitted to the other party not later than 30 days prior to the due date, including extensions, for the filing of such Tax Returns (or if such due date is within 45 days following the Closing Date, as promptly as practicable following the Closing Date). Such other party shall have the right to review such Tax Returns and to review all workpapers and procedures used to prepare any such Tax Return. If the nonfiling party, within 10 business days after delivery of any such Tax Return, notifies the filing party in writing that it objects to any of the Tax Items in such Tax Return, both parties shall attempt in good faith to resolve the dispute and, if they are unable to do so, the disputed items shall be resolved within a reasonable time, taking into account the deadline for filing such Tax Return, by a mutually acceptable certified public accounting firm. Upon resolution of all such Tax Items, the filing party shall file the relevant Straddle Period Tax Return on that basis. The accounting firm shall treat all Tax Returns of the parties as confidential, and shall not reveal any information contained in, or any part of, the Tax Returns of one party to the other without prior written consent. The costs, fees, and expenses of such certified public accounting firm shall be borne equally by Marathon and New Ashland Inc.

(d) Marathon and New Ashland Inc., as the case may be, shall provide the other party with a calculation and determination of the amount of the Straddle Period Taxes that are included in any returns filed by the other party under Sections 3.01(a) and 3.01(c) of this TMA. In the absence of a Final Determination, all such determinations shall be prepared in a manner consistent with past practice. If either party disputes such a determination, it may make a written request that the other party obtain written confirmation from a mutually acceptable certified public accounting firm that the determination is consistent with the preceding sentence. If the accounting firm issues a confirmation, then such determination shall be binding upon the parties. If the accounting firm does not issue a confirmation, then the determination in the returns shall be amended to permit a confirmation to be issued by the accounting firm in respect of the amended determination. If a dispute is not resolved prior to the due date of a Tax Return, the Tax Return shall be filed in accordance with the determination made by the filing party, and both parties hereby agree to file or cause to be filed an amended Tax Return, if necessary, reflecting the resolution of the issue by the accounting firm. The accounting firm shall treat all Tax Returns of the parties as confidential, and shall not reveal any information contained in, or any part of, the Tax Returns of one party to the other without prior written consent. The costs, fees, and expenses of such certified public accounting firm shall be borne equally by Marathon and New Ashland Inc.

SECTION 3.03. Amended Tax Returns. (a) New Ashland Inc. shall be entitled to amend any Tax Return described in Section 3.01(a) of this TMA; provided that, to the extent that such an amendment with respect to a Straddle Period Tax Return adversely affects any Marathon Tax Matter or would result in a Tax Detriment to Marathon, such amendment may not be made without the prior written consent of Marathon, which may not be unreasonably withheld or delayed. New Ashland Inc. may request that Marathon amend any Straddle Period Tax Return described in Section 3.01(c) of this TMA that Marathon is obligated to file, but only to the extent that such amendment affects a New Ashland Inc. Tax Matter; provided that such an amendment shall be filed only with the prior written consent of Marathon, which may not be unreasonably withheld or delayed.

(b) Marathon shall be entitled to amend any Tax Return described in Section 3.01(c) of this TMA; provided that, to the extent that such an amendment with respect to a Straddle Period Tax Return adversely affects any New Ashland Inc. Tax Matter or would result in a Tax Detriment to New Ashland Inc., such amendment may not be made without the prior written consent of New Ashland Inc., which may not be unreasonably withheld or delayed. Marathon may request that New Ashland Inc. amend any Straddle Period

Tax Return described in Section 3.01(a) of this TMA, but only to the extent that such amendment affects a Marathon Tax Matter or a Tax Item that could result in a Tax Detriment to Marathon; provided that such an amendment shall be filed only with the prior written consent of New Ashland Inc., which may not be unreasonably withheld or delayed.

(c) MAP shall not, and Marathon shall not permit MAP to, amend any Tax Return of MAP or any of its subsidiaries for any Pre-Closing Period or any Straddle Period if such amendment would result in a Tax Detriment to New Ashland Inc. without the prior written consent of New Ashland Inc., which may not be unreasonably withheld or delayed.

(d) In the event that a party refuses to consent to an amendment to a Tax Return to which such consent is required pursuant to this Section 3.03 and the parties are unable to resolve their disagreements after good faith attempts to do so, the parties shall engage a mutually acceptable certified public accounting firm to estimate the present value of the realizable Tax Savings of the amendment to the party proposing such amendment and the present value of the realizable Tax Loss of the amendment to the party withholding its consent to such amendment. If the accounting firm determines that the present value of such estimated Tax Savings exceeds the present value of such estimated Tax Loss, the party proposing such amendment shall be entitled to so amend the applicable Tax Return, provided that such party agrees to pay to the party withholding its consent an amount equal to the present value of any such Tax Loss. The accounting firm shall treat all Tax Returns of the parties as confidential, and shall not reveal any information contained in, or any part of, the Tax Returns of one party to the other without prior written consent. The fees and expenses of the accounting firm shall be borne by the party proposing such amendment.

SECTION 3.04. Manner of Preparation and Filing. All Tax Returns, and amendments thereto, described in this Article III shall be filed on a timely basis by the party responsible for filing such Tax Returns under this Agreement. Except as provided in this Section 3.04, Section 5.01 and Section 7.03, and except as otherwise required by a Final Determination, all Tax Returns, and amendments thereto, shall be prepared and filed in a manner consistent with the provisions of this TMA, the Closing Agreement, and the Tax Opinion. If any Tax Return of a member of the Ashland Group or the New Ashland Inc. Group (including any Tax Return related to the Acquired Businesses) for any Pre-Closing Period or any Straddle Period is prepared and filed in a manner inconsistent with the elections (other than elections relating to carrybacks and carryforwards described in Section 4.01), accounting methods, conventions and principles of taxation used for the most recent taxable period of members of the Ashland Group or New Ashland Inc. Group, as the case may be, for which Tax Returns involving similar Tax Items have been filed, New Ashland Inc. and each member of the New Ashland Inc. Group shall indemnify each member of the Marathon Group against all Tax Detriments and reductions in Tax Benefits that result from the failure to use a consistent position as provided in Section 2.01(a) of this TMA and shall pay to Marathon the amount of any resulting Tax Loss within 30 days of the date of that such Tax Loss is considered to arise under the principles of Section 4.01(c) below.

SECTION 3.05. Agent for Filing Tax Returns. (a) Subject to Section 8.02(c), Marathon, Ashland and HoldCo each hereby designates New Ashland Inc. as its agent to take any and all actions necessary or incidental to the preparation and filing by New Ashland Inc. of any Tax Return described in Section 3.01(a). In addition, Ashland and HoldCo agree that they shall designate 565 Corporation as the “substitute agent” (as such term is used in Treasury Regulation Section 1.1502-77(d)) for the Ashland Affiliated Group. Marathon shall take any and all actions necessary or incidental to obtain the approval of such designation by the IRS.

(b) Marathon shall be the “Tax Matters Partner” (as defined under Code Section 6231(a)(7)) of MAP for all Pre-Closing Periods and all Post-Closing Periods and shall manage the audits of MAP conducted by the IRS or any other Tax Authority.

SECTION 3.06. Payments And Refunds. (a) To the extent that Marathon is responsible for filing Straddle Period or other Tax Returns that include Taxes for which New Ashland Inc. has indemnified Marathon, New Ashland Inc. shall pay to Marathon the amount of any such Taxes two days prior to the due date of the Tax

Return. To the extent that New Ashland Inc. is responsible for filing Straddle Period or other Tax Returns that include Taxes for which Marathon has indemnified New Ashland Inc., Marathon shall pay to New Ashland Inc. the amount of any such Taxes two days prior to the due date of such Tax Return.

(b) At any time, either party in its sole discretion may make a payment to a Tax Authority with respect to Straddle Period Tax Return to stop the running of interest in whole or in part. The paying party shall provide the other party with a calculation and determination of the amount of non-paying party’s share of such payment and the non-paying party shall pay such amount to the paying party within two days after receipt of such notice.

(c) To the extent that Marathon receives a Refund of Taxes for which New Ashland Inc. has indemnified Marathon, Marathon shall pay to New Ashland Inc. the amount of such Refund (including any interest received by Marathon) within ten days. To the extent that New Ashland Inc. receives a Refund of Taxes for which Marathon has indemnified New Ashland Inc., New Ashland Inc. shall pay to Marathon the amount of such Refund (including any interest received by New Ashland Inc.) within ten days.

SECTION 3.07. Section 355(e) Taxes. (a) Payment of Section 355(e) Taxes. At least (i) 30 days before filing any Tax Return due after the Closing Date (including an estimated, final or amended return) on which any Section 355(e) Taxes are required to be reported by the Ashland Group or the New Ashland Inc. Group: or (ii) upon a reasonable request by Marathon for purposes of preparing its financial accounting statements or otherwise, within 20 days of such request, New Ashland Inc. shall deliver to Marathon a schedule prepared by Deloitte & Touche LLP (the “Section 355(e) Schedule”) setting forth New Ashland Inc.’s estimate of the amounts of the Section 355(e) Taxes, the Section 358(d)(1) Adjustment Taxes, and the Marathon Portion and the New Ashland Inc. Portion of the Section 355(e) Taxes. Such estimated Section 355(e) Schedule shall show separately the Federal, state, local and total amounts of the Section 355(e) Taxes. The Section 355(e) Schedule shall be prepared using a trading price for the New Ashland Inc. stock equal to the average of the high and low trading prices of such stock on the New York Stock Exchange on the Closing Date and shall set forth the estimated tax basis of the stock of New Ashland Inc. as of the Closing Date. Marathon shall have the right to review the Section 355(e) Schedule and to review all workpapers and procedures used to prepare such schedule. If Marathon, within five business days after delivery of such schedule, notifies New Ashland Inc. in writing that it objects to any of the amounts set forth on the Section 355(e) Schedule, both parties shall attempt in good faith to resolve the dispute and, if they are unable to do so, the disputed items shall be resolved within a reasonable time by a mutually acceptable certified public accounting firm and the Section 355(e) Schedule shall be amended accordingly. If a dispute is not resolved at least two business days prior to the due date of the Tax Return, the Tax Return shall be filed in accordance with the Section 355(e) Schedule prepared by Deloitte & Touche LLP, and both parties hereby agree to prepare an amended Section 355(e) Schedule, if necessary, reflecting the resolution of the issue by the accounting firm. The costs, fees, and expenses of such certified public accounting firm shall be borne equally by Marathon and New Ashland Inc. Marathon, as the successor to and on behalf of HoldCo, shall pay to New Ashland Inc. the Marathon Portion of the Section 355(e) Taxes shown on the Section 355(e) Schedule two business days prior to the date on which such Tax Return is due. New Ashland Inc. shall timely pay the Section 355(e) Taxes shown on the Section 355(e) Schedule to the relevant Tax Authorities and shall provide written evidence to Marathon that it has done so.

(b) True-up Upon Filing Amended Schedules, Filing Tax Returns or Final Determinations. New Ashland Inc. shall deliver to Marathon an updated Section 355(e) Schedule at least 30 days (i) before the filing of any Tax Return (including any estimated, final or amended return) on which any Section 355(e) Taxes are reported; (ii) before making any payment of Section 355(e) Taxes; or (iii) after any Final Determination with respect to Section 355(e) Taxes (other than a Final Determination described in parts (i) or (ii) of this sentence). To the extent that the Marathon Portion shown on such updated Section 355(e) Schedule is greater than (or less than) the Marathon Portion shown on the Section 355(e) Schedule described in paragraph (a) above (or, if a true-up payment has previously been made under this paragraph (b), the updated Section 355(e) Schedule that served as the basis for such true-up payment), Marathon shall promptly pay to New Ashland Inc. (or New Ashland Inc. shall promptly pay to Marathon, as the case may

be) the amount of such excess (or deficiency), together with interest (at the rate specified in Section 6.01(a)(i) of this TMA) from the date of the prior payment made under paragraph (a) or this paragraph (b). The procedures set forth in paragraph (a) for Marathon’s review of the Section 355(e) Schedule and the dispute resolution process shall apply for purposes of the updated Section 355(e) Schedules under this paragraph (b).

ARTICLE IV

Certain Tax Items and Tax Positions

SECTION 4.01. Carrybacks and Carryforwards. (a) To the extent permissible by the applicable Tax law, Marathon shall cause each member of the Marathon Group (including former members of the Ashland Group) not to carryback any Tax Item attributable to a Post-Closing Tax Period to a Pre-Closing Tax Period of a member of the Ashland Group or of the New Ashland Inc. Group. To the extent that Marathon is not permitted by applicable law to forgo such carryback and requests that New Ashland Inc. obtain a Refund of Tax with respect to such carryback, then New Ashland Inc. shall take all reasonable measures to obtain a Refund with respect to the carryback (including by filing an amended return) and shall pay to Marathon the Tax Savings realized by any member of the New Ashland Inc. Group by reason of such carryback, including any interest received thereon (provided, further, that the out-of-pocket costs associated with claiming any such carryback shall be borne by Marathon). To the extent that a carryback of a Tax Item attributable to a Post-Closing Tax Period to a Pre-Closing Tax Period of a member of the New Ashland Inc. Group (including a former member of the Ashland Group) results in a Tax Detriment to any member of the New Ashland Inc. Group (or former member of the Ashland Group), Marathon shall pay to New Ashland Inc. the Tax Loss realized by the New Ashland Inc. Group by reason of such carryback.

(b) To the extent permissible by the applicable Tax law, with respect to any Tax Item attributable to a Pre-Closing Tax Period that may be carried forward to a Post-Closing Tax Period of a member of the Marathon Group (including a former member of the Ashland Group), New Ashland Inc. shall cause each member of the New Ashland Inc. Group or of the Ashland Group to carry back any such Tax Item and not to carry forward any such Tax Item to such a Post-Closing Tax Period of a member of the Marathon Group (including a former member of the Ashland Group). To the extent that New Ashland Inc. is not permitted by applicable law to carry back such Tax Item or to forgo such carry forward of such Tax Item and requests that Marathon obtain a Refund, reduction or offset of Tax with respect to such carry forward, then Marathon shall take all reasonable measures to obtain such a Refund, reduction or offset with respect to the carry forward (including by filing an amended return) and shall pay to New Ashland Inc. the Tax Savings realized by any member of the Marathon Group by reason of such carry forward, including any interest received thereon (provided, further, that the out-of-pocket costs associated with claiming any such carryforward shall be borne by New Ashland Inc.). To the extent that a carry forward of a Tax Item, including without limitation, a foreign oil extraction loss as defined in Code Section 907(c), attributable to a Pre-Closing Tax Period to a Post-Closing Tax Period of a member of the Marathon Group (including a former member of the Ashland Group) results in a Tax Detriment to any member of the Marathon Group, New Ashland Inc. shall pay to Marathon the Tax Loss realized by the Marathon Group by reason of such carry forward.

(c) A party shall be considered to realize a Tax Savings with respect to a Tax Benefit, or a Tax Loss with respect to a Tax Detriment, to the extent, and only to the extent, that the amount of Taxes it is actually required to pay to the applicable Tax Authority for a taxable period is decreased or increased (respectively) from the amount of Taxes it would have actually been required to pay to such Tax Authority for such taxable period in the absence of such Tax Benefit or Tax Detriment. Such Tax Savings or Tax Loss shall be considered to arise at the time that such party’s decreased or increased payment (respectively) for such taxable period is first due or otherwise actually realized as a change in the amount of Tax or Refund, reductions or credit of Tax then due and payable. If any party is considered under subsection (a) or (b) of this Section 4.01 to realize a Tax Savings for which it is required to make a payment, or Tax Loss with respect to which the other party is required to make a payment, the party required to make such payment shall make such payment within 30 days of the date such Tax Savings or Tax Loss is considered to arise.

(d) For purposes of this Section 4.01, a Tax Item is deemed to be attributable to the taxable period in which it first accrued or was otherwise taken into account for Tax purposes. For the avoidance of doubt, a net operating loss, foreign tax credit or similar Tax Item is deemed to be attributable to the taxable period in which the loss, foreign tax or equivalent event giving rise to such Tax Item first accrued or was otherwise taken into account for Tax purposes.

SECTION 4.02. Special Allocation of Certain Deductions. Ashland and Marathon Company shall execute and deliver an amendment to the MAP LLC Agreement, in the form attached hereto as Exhibit A, that shall specially allocate to Marathon Company any Pass-Through Items that would be allocable to New Ashland Inc. in the absence of such amendment and that are attributable to a payment that is (1) described in Section 12.01(d)(vii) of the Master Agreement, which results in a special non-pro rata distribution to Ashland, or (2) made with respect to the St. Paul Park QQQ Project or the Plains Settlement (as both are described in Section 9.09 of the Master Agreement). If any such payment produces a Tax Benefit for any member of the New Ashland Inc. Group, then New Ashland Inc. shall pay to Marathon the amount of any resulting Tax Savings actually realized by such member of the New Ashland Inc. Group within 30 days of the date that such Tax Savings is realized. Such Tax Savings shall be considered to be realized by a member of the New Ashland Inc. Group or the Marathon Group, as the case may be, pursuant to the principles of Section 4.01(c) above.

SECTION 4.03. Increase in Tax Basis of Certain MAP Deductions for Post-Closing Payments. If as a result of a Final Determination with respect to whether certain refinery assets contributed by Ashland to MAP are considered to be asset class 13.3 (Petroleum Refining) or 28.0 (Manufacture of Chemicals and Allied Products), New Ashland Inc. pays any additional Tax with respect to a Pre-Closing Tax Period, and such Final Determination results in the increase in the adjusted Tax basis as of the date of such contribution of any asset or property of MAP that was contributed by Ashland to MAP, Marathon shall cause MAP to take depreciation deductions with respect to such additional Tax basis to the maximum extent allowed, and as promptly as permitted, by applicable law, which shall include Marathon causing MAP to amend any relevant Tax Return of MAP. Marathon shall pay to New Ashland Inc. the amount of any Tax Savings realized by a member of the Marathon Group as a result of the use of such additional Tax basis within 30 days of the date that such Tax Savings is realized under the principles of Section 4.01(c) above.

ARTICLE V

Specified Liability Deductions

SECTION 5.01. Deduction of Specified Liability Deductions; Request for Closing Agreement. The parties will request the IRS to enter into the Closing Agreement with Marathon, Ashland and New Ashland Inc with respect to the Transactions. If the IRS enters into such Closing Agreement, the Specified Liability Deductions shall be claimed by HoldCo on the Marathon Affiliated Group’s consolidated Federal income tax return for each taxable period in which the Closing Agreement is in effect and not by New Ashland Inc. or any member of the New Ashland Inc. Group. The amount of the Specified Liability Deductions claimed by Marathon shall be determined under the Net Deduction Method unless a different method is specified in the Closing Agreement. If a different method is specified in the Closing Agreement, the parties will negotiate in good faith to amend this TMA to provide adequate protections to each of the parties’ respective interests. Unless explicitly provided to the contrary in this Article V, Marathon shall retain full control over all Tax Items on its Tax Returns.

SECTION 5.02 Tax Benefit Payments from Marathon to New Ashland Inc. (a) (i) If the IRS enters into the Closing Agreement, then for each taxable year for which HoldCo claims the Specified Liability Deductions it shall make a payment to New Ashland Inc. in respect of the Federal Tax Benefits attributable to such Specified Liability Deductions (the “Federal Tax Benefit Payment”) and one or more payments to New Ashland Inc. in respect of the state, local or foreign Tax Benefits attributable to such Specified Liability Deductions (the “Non-Federal Tax Benefit Payment” and, together with the Federal Tax Benefit Payment, the “Tax Benefit Payments”).

(ii) The Federal Tax Benefit Payment for a taxable year shall equal the sum of the Basket One Amount and the Basket Two Amount for such taxable year. The Non-Federal Tax Benefit Payment for a taxable year shall be determined with respect to the entire amount of Specified Liability Deductions for such taxable year on a “with and without” basis under the methodology and principles applicable solely to the Basket Two Amount, with appropriate adjustments to reflect the differences between the Code and the applicable Tax law for such purpose, and there shall be no Basket One Amount or Basket One Deductions for such purpose. For purposes of calculating the Tax Benefit Payments, the amount of the Specified Liability Deductions shall be determined using the Net Deduction Method unless another method is specified in the Closing Agreement.

(iii) The Tax Benefit Payments shall be paid directly to New Ashland Inc. or placed in escrow as provided in Article VI below.

(b) (i) Basket One Amount. For each taxable year of HoldCo ending on or before January 1, 2025, the Basket One Amount shall equal the Basket One Tax Rate multiplied by the Basket One Deductions for such taxable year. For each taxable year ending on or after January 1, 2025, the Basket One Amount, and the Basket One Deductions, shall be $0.00.

(ii) Definitions.

(A) The Basket One Tax Rate for a taxable year shall equal the highest marginal Federal income tax rate applicable to corporations for such taxable year minus 3 percentage points. As of the date of this TMA, the Basket One Tax Rate is 32% (35%—currently the highest marginal Federal income tax rate applicable to corporations (Section 11 of the Code)—minus 3 percentage points).

(B) The Basket One Deductions for a taxable year shall equal the lesser of (I) the Specified Liability Deductions for such taxable year and (II) the Basket One Cap for such taxable year.

(C) The Basket One Cap for a taxable year shall equal (I) $30 million adjusted by the Inflation Factor, but in no event more than $60 million (the “Basket One Cap Base Amount”), plus (II) the unused Basket One Cap Carryforward, if any, from each of the two preceding taxable years. The Basket One Cap Carryforward originating in a taxable year shall equal the excess, if any, of the Basket One Cap Base Amount for such taxable year over the Specified Liability Deductions for such taxable year. Specified Liability Deductions for a taxable year shall be considered to be used first against, and to the extent of, the Basket One Cap Base Amount for such taxable year. For purposes of determining the amount of the Basket One Cap Carryforward “used” in a particular taxable year, the excess, if any, of the Specified Liability Deductions for that taxable year over the Basket One Cap Base Amount for such taxable year shall be considered to be used first against, and the extent of, the Basket One Cap Carryforward originating in the second preceding taxable year; and next against, and to the extent of, the Basket One Cap Carryforward originating in the immediately preceding taxable year.

(c) (i) Basket Two Amount. The Basket Two Amount for a taxable year shall be determined on a “with and without” basis to measure the actual Tax savings realized by the Marathon Affiliated Group from its use of Basket Two Deductions and Basket Two Carryovers, and shall equal the excess (if any) of (A) the amount of Federal income tax that the Marathon Affiliated Group would have been required to pay with respect to such taxable year if there were no Basket Two Deductions for, and no Basket Two Carryovers to, such taxable year over (B) the amount of Federal income tax that the Marathon Affiliated Group was actually required to pay with respect to such taxable year.

(ii) Definitions.

(A) The Basket Two Deductions for a taxable year shall equal the excess, if any, of (I) the total Specified Liability Deductions for such taxable year over (II) the Basket One Deductions for such taxable year.

(B) The Basket Two Carryovers to a taxable year shall equal the amount of Basket Two Carryovers originating in other taxable years and carried forward or carried back to such taxable year. The Basket Two Carryovers originating in a taxable year are the carryovers of net operating losses, excess foreign tax credits, minimum tax credits or other Tax Items of the Marathon Affiliated Group, if any, that originate in such year under the principles of the Code, but only to the extent such carryovers are greater than the amount of such carryovers that would have originated in such taxable year if the Marathon Affiliated Group had no Basket Two Deductions for such taxable year and no Basket Two Carryovers to such taxable year. Carryovers of all Tax Items shall be considered to be subject to the rules of the Internal Revenue Code and the Treasury Regulations governing the carry forward, carryback, use, limitation and expiration of carryovers of the relevant type of Tax Item. If the carryover of a Tax Item originating in a taxable year includes a portion that is a Basket Two Carryover and another portion that is not a Basket Two Carryover, such portions shall be considered to be used on a “with and without basis” as described in Section 5.02(c)(i) above.

(d) Redeterminations. The Basket One Amount for a taxable year, once determined, shall not be redetermined for any reason other than an adjustment in the amount of the Specified Liability Deductions for such taxable year resulting from a Tax Claim with respect to the New Ashland Inc. Affiliated Group or the Marathon Affiliated Group by a Tax Authority. The Basket Two Amount for a taxable year shall be redetermined at appropriate times (e.g., payment, refund, or Final Determination), taking into account actual adjustments with respect to Tax Claims and subsequent events that affect the calculation of the Basket Two Amount, including carry forwards and carrybacks. Payments of the increased or decreased amount of any Tax Benefit Payments for any taxable year shall be made as provided in Article VI below.

(e) Verification by Accounting Firm. For each taxable year, unless Marathon and New Ashland Inc. otherwise agree, New Ashland Inc. at its own expense will cause a nationally recognized accounting firm to prepare and deliver to Marathon a certificate, in a form acceptable to Marathon, verifying the amount and deductibility of the Specified Liability Deductions for such taxable year (taking into account any issues raised by the IRS from time to time), which verification shall include the amount of actual and accruable insurance recoveries for such year. New Ashland Inc. will at its own expense provide to Marathon a written opinion of Cravath, Swaine & Moore LLP or any other law firm acceptable to Marathon, which opinion shall be addressed to New Ashland Inc. and may rely on the Closing Agreement, to the effect that Marathon will be entitled to deduct the Specified Liability Deductions on its Tax Return. Such opinion shall be updated or amended, from time to time, as Marathon may reasonably request to take into account material changes in facts or in law. For each taxable year, unless Marathon and New Ashland Inc. otherwise agree, Marathon at its own expense will cause a nationally recognized accounting firm to prepare and deliver to New Ashland Inc. a certificate verifying the amount of Tax Benefit Payments for such taxable year, provided that no such verification shall be required with respect to Non-Federal Tax Benefit Payments with respect to any jurisdiction in which the Tax liability of Marathon and the other members of the Marathon Group for such taxable year is less than $500,000 unless New Ashland Inc. agrees to bear the cost of such verification.

(f) (i) Principles and Examples. The parties have set forth the examples in Exhibit B attached hereto to illustrate the application of this Article V and of Article VI below. The parties have also agreed that Tax Benefit Payments in respect of the Basket One Amount shall be payable without regard to whether Marathon or any member of the Marathon Group realizes an actual Tax savings from the use of the Basket One Deductions; that Tax Benefit Payments in respect of the Basket Two Amount shall be payable only to the extent that the Marathon Affiliated Group realizes an actual Tax savings from the use of the Basket Two Deductions on a “with and without” basis; and that any Specified Liability Deduction shall potentially give rise to a single Basket One Amount or Basket Two Amount and shall not be double-counted. Any uncertainties or ambiguities in the computation of the Tax Benefit Payments for any taxable year shall be resolved in a manner that is consistent with the examples in Exhibit B and with such principles.

(ii) Short Taxable Years. The provisions of Article V and Article VI are based on taxable years of twelve full months. The application of such provisions shall be appropriately adjusted in the event of one or more taxable years of less than 12 months to effectuate the goals and principles of Article V and Article VI.

(iii) Successors. In the event that there is a successor to the New Ashland Inc. Affiliated Group or the Marathon Affiliated Group, the provisions of this Article V shall be applied to such successors as if they were the New Ashland Inc. Affiliated Group or the Marathon Affiliated Group, respectively.

ARTICLE VI

Payments of Tax Benefit Amounts; Escrow

SECTION 6.01 Time of Tax Benefit Payments. (a) Original Payments. Subject to Section 6.02 below, Marathon shall pay to New Ashland Inc. or place in Escrow, as the case may be, the amount of the Tax Benefit Payment as follows:

(i) Federal Tax Benefit Payments. If New Ashland Inc. provides to Marathon a good faith estimate of the amount of the Specified Liability Deductions for a calendar year by November 30th of such year, and verification of the Specified Liability Deductions as required in Section 5.02(e) for such calendar year by February 28th of the following year, then Marathon shall pay to New Ashland Inc. or Escrow, as the case may be, the amount of the Federal Tax Benefit Payment for the taxable year corresponding to such calendar year either (A) within 10 days after the due date of the Marathon corporate income Tax Return without extensions for such taxable year (generally March 15th), or (B) within 10 days after the due date of the corporate income Tax Return for the Marathon Affiliated Group, with extensions for such calendar year (generally September 15th), with interest from the due date of such Tax Return without extension to the date of payment at the Marathon short-term borrowing rate for the applicable period. If New Ashland Inc. does not provide to Marathon the estimate and the actual determination of the Specified Liability Deductions within the time requirements of the preceding sentence, then Marathon shall pay to New Ashland Inc. or Escrow, as the case may be, the amount of the Federal Tax Benefit Payment for such taxable year within 10 days of the later of (A) the date on which New Ashland Inc. provides such determination to Marathon and (B) the due date of the Federal corporate income Tax Return for the Marathon Affiliated Group, with extensions for such taxable year (generally September 15th), in each case without interest.

(ii) Non-Federal Tax Benefit Payments. Marathon shall pay to New Ashland Inc. or Escrow, as the case may be, in each case without interest, the amount of the Non-Federal Tax Benefit Payments for a taxable year within 30 days after the due date of the relevant HoldCo separate or combined, as the case may be, state, local or foreign Tax Returns, with extensions.

(b) Redeterminations. If an event giving rise to the redetermination of a Tax Benefit Payment for any taxable year occurs as provided in Section 5.02(d) above, the party becoming aware of such event shall promptly notify the other party.

(i) If such redetermination increases the amount of such Tax Benefit Payment, then within 30 days after the receipt by Marathon of a Refund corresponding to such Tax Benefit Payment, or, if there is no such Refund, then within 30 days after such redetermination, Marathon shall pay to New Ashland Inc. or Escrow, as the case may be, the amount of such increase, together with the corresponding amount of interest (if any) payable by the relevant Tax Authority with respect to such redetermination.

(ii) If such redetermination decreases the amount of such Tax Benefit Payment, then, within 30 days after the payment by Marathon of the Tax corresponding to such redetermination, or, if there is no such Tax payment, then within 30 days after such redetermination, the amount of such decrease (including any interest, penalty or addition to Tax resulting from such redetermination) shall be paid to Marathon as provided in this Section 6.01(b)(ii). Such decrease shall be paid first by paying to Marathon amounts in Escrow up to the amount of such decrease (and all future payments to New

Ashland Inc. under this TMA for the current taxable year and subsequent taxable years shall be escrowed until the Escrow is Fully Funded, as provided in Section 6.02(c) below). If such decrease exceeds the amount so paid to Marathon from the Escrow, New Ashland Inc. shall pay such excess to Marathon; provided that if the total amount that New Ashland Inc. would be required to pay to Marathon in a particular calendar year under this Section 6.01(b)(ii) as a result of any and all redeterminations exceeds $25 million, then New Ashland Inc. may pay such excess over $25 million in eight equal semi-annual payments, with the first payment due six months from the date of such redetermination, with interest computed at an interest rate as reasonably determined by Marathon to be the market rate for four-year amortizing loans available to companies with credit ratings similar to that of New Ashland Inc.; provided further that if New Ashland Inc. undergoes a Bankruptcy Event, all such amounts shall be immediately due and payable to Marathon.

SECTION 6.02 Escrow. (a) Escrow Agreement. In the event that any Tax Benefit Payments are required under this Agreement to be placed in Escrow, the parties will execute an Escrow Agreement in the form as to be agreed to by the parties and attached hereto as Exhibit C to this TMA. Unless otherwise agreed by the parties, The Bank of New York shall serve as escrow agent under the Escrow Agreement. The out-of-pocket costs and expenses of creating and maintaining the Escrow, including the fees of the escrow agent, shall be shared equally by Marathon and New Ashland Inc.

(b) Basket One Benefits. Except as otherwise provided in this Section 6.02(b), all Tax Benefit Payments in respect of Basket One Amounts shall be paid by Marathon directly to New Ashland Inc. and shall not be placed in Escrow. Notwithstanding the foregoing, Tax Benefit Payments in respect of Basket One Amounts shall be placed in Escrow in the following circumstances:

(i) If New Ashland Inc. has undergone a Bankruptcy Event, all Tax Benefit Payments in respect of Basket One Amounts otherwise payable by Marathon to New Ashland Inc. on or after the date of such Bankruptcy Event shall be placed in Escrow as if they were in respect of Basket Two Amounts until such time that any judgment, order, proceeding or petition that constitutes a Bankruptcy Event has been dismissed or discharged.

(ii) In the circumstances described in Section 6.02(d) below.

(c) Basket Two Benefits. Except as otherwise provided in this Section 6.02(c) all Tax Benefit Payments in respect of Basket Two Amounts shall be paid by Marathon directly to New Ashland Inc. and shall not be placed in Escrow. Notwithstanding the foregoing, Tax Benefit Payments in respect of Basket Two Amounts shall be placed in Escrow in the following circumstances:

(i) If the Escrow is not Fully Funded at the time that such a Tax Benefit Payment for a taxable year is required to be made, then the amount of such Tax Benefit Payment necessary to cause the Escrow to be Fully Funded shall be placed in Escrow.

(A) The Escrow shall be considered to be Fully Funded at the time a Tax Benefit Payment for a taxable year is required to be made if the amount in the Escrow at such time is equal to the excess (if any) of (I) the total amount of Tax Benefit Payments other than Basket One Amounts paid or payable for such taxable year and the four preceding taxable years over (II) the Escrow Threshold at such time.

(B) If New Ashland Inc. has a credit rating provided by Moody’s or Standard & Poor (or successors thereto) at the relevant time, the Escrow Threshold at any time shall equal:

a. If the credit rating of New Ashland Inc. is either a BB+ or Ba1 or higher, unlimited.

b. If the credit rating of New Ashland Inc. is either a BB or Ba2, $50 million (for the calendar years 2005 through 2009); $55 million (for the calendar years 2010 through 2014); or $60 million (for calendar years after 2014).

c. If the credit rating of New Ashland Inc. is either a BB- or Ba3, $25 million.

d. If the credit rating of New Ashland Inc. is (A) below BB- or Ba3, or (B) New Ashland Inc. undergoes a Bankruptcy Event, $0; provided, however, that this subparagraph (B) will not apply after the date that any judgment, order, proceeding or petition that constitutes a Bankruptcy Event has been dismissed or discharged.

(C) If, at the time any Tax Benefit Payment for a taxable year is required to be made, New Ashland Inc. does not have a credit rating provided by Moody’s or Standard & Poor (or successors thereto), New Ashland Inc. will obtain, at its own cost, from Moody’s or Standard & Poor, or both, a pro forma credit rating and provide such rating to Marathon prior to the time of such Tax Benefit Payment. Such rating will be updated at least annually.

(ii) In the circumstances described in Section 6.02(d) below.

(d) Certain Changes in Escrow Threshold. If the Escrow Threshold decreases as a result of a reduction in the credit rating of New Ashland Inc., the occurrence of a Bankruptcy Event with respect to New Ashland Inc. or the payment of Escrowed funds to Marathon in respect of a redetermination of a Tax Benefit Payment as provided in Section 6.01(b) above, and as a result the Escrow is not Fully Funded, then all payments to New Ashland Inc. under this TMA, net of set-off, including all Tax Benefit Payments in respect of Basket One Amounts and Basket Two Amounts, shall be placed in Escrow until the Escrow is Fully Funded.

(e) Release of Escrowed Amounts. Except as provided in Section 6.02(d) above, any amounts placed in Escrow in respect of a Tax Benefit Payment for a taxable year shall be released from Escrow upon the fifth anniversary of the filing of the corporate income Tax Return for the Marathon Affiliated Group for such taxable year and shall be paid directly to New Ashland Inc. If, as a result of an upgrade in New Ashland Inc.’s credit rating or any other event, the amount in the Escrow exceeds the amount required to cause the Escrow to be Fully Funded, then the amount of such excess shall be promptly released from the Escrow and paid directly to New Ashland Inc. Whenever Escrowed Amounts are required to be released to New Ashland Inc. pursuant to this Section 6.02(e), Marathon and New Ashland Inc. shall promptly deliver to the escrow agent detailed written instructions directing the release of such Escrowed Amounts, signed on behalf of both Marathon and New Ashland Inc.

(f) Other Arrangements. The Escrow arrangements described in this Section 6.02 may be replaced with other credit support reasonably acceptable to and approved by Marathon, which approval shall not be unreasonably withheld.

ARTICLE VII

Covenants, Representations and Warranties

SECTION 7.01. Representations and Warranties of Ashland and New Ashland Inc. Ashland and New Ashland Inc., jointly and severally, represent and warrant to Marathon that, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date:

(a) It knows of no fact that could reasonably be expected to cause any representation, warranty or other statement contained in the Closing Agreement, a Tax Certificate or the Tax Opinion to be incorrect (including by omission of a material fact).

(b) No member of the New Ashland Inc. Group has any current plan or intention to take any action, or fail to take any action, that would be inconsistent with any representation, warranty or other statement made by, or that relates primarily to, any member of the New Ashland Inc. Group and is contained in the Closing Agreement, a Tax Certificate or the Tax Opinion.

(c) New Ashland Inc. will use its reasonable best efforts, with the assistance and participation of Marathon, to have at least $21 million dollars on deposit, decreased for any amounts applied against Taxes for Pre-Closing Tax Periods (other than Federal Income Taxes shown as owing on any Tax Returns for the

Ashland Affiliated Group’s 2003, 2004 and 2005 fiscal years), with the IRS with respect to liabilities for Taxes for Pre-Closing Tax Periods (including interest on such amounts). This amount shall be used (to the extent necessary) for the payment or settlement of such Taxes and interest and shall not be withdrawn prior to a Final Determination with respect to such Taxes and interest. Any portion of such deposit that is not used for the payment or settlement of Taxes for such periods (including interest on such amounts) shall be paid to New Ashland Inc.

(d) Following the Transactions, New Ashland Inc. intends to continue the active conduct of Valvoline, independently and with its separate officers, directors, and employees, and New Ashland Inc. does not plan any substantial reduction in business activity of Valvoline.

(e) To the best of the knowledge of Ashland and New Ashland Inc., there are no material Ashland Residual Operations Liabilities other than those that Ashland has disclosed to the IRS and Marathon.

(f) Ashland and New Ashland Inc. have prepared their estimate of the adjusted tax basis of the New Ashland Inc. common stock in good faith.

SECTION 7.02. Representations and Warranties of Marathon. Marathon represents and warrants to Ashland and New Ashland Inc. that, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date:

(a) It knows of no fact that could reasonably be expected to cause any representation, warranty or other statement contained in the Closing Agreement, a Tax Certificate or the Tax Opinion to be incorrect (including by omission of a material fact).

(b) No current member of the Marathon Group has any current plan or intention to take any action, or fail to take any action, that would be inconsistent with any representation, warranty or other statement made by, or that relates primarily to, any member of the Marathon Group and is contained in the Closing Agreement, a Tax Certificate or the Tax Opinion.

(c) For the two-year period following the Transactions, Marathon intends to continue the active conduct of the Acquired Businesses, independently and, except as described in the Closing Agreement, with their separate officers, directors and employees, and Marathon does not plan any substantial reduction in business activity for the Acquired Businesses during such period.

SECTION 7.03. Covenants of New Ashland Inc. and Marathon. (a) (i) Each of Ashland and New Ashland Inc. agrees that it shall not take or omit to take, and shall not permit any of the Ashland Group or the New Ashland Inc. Group, respectively, to take or omit to take, any action that will, or would reasonably be expected to, cause any written representation contained in the Closing Agreement, a Tax Certificate or the Tax Opinion to be incorrect.

(ii) Each of Ashland and New Ashland Inc. agrees that it shall, and shall cause each member of the Ashland Group and the New Ashland Inc. Group, respectively, to prepare and file all Tax Returns on a basis consistent with the Closing Agreement and the Tax Opinion, except as otherwise required by Article V or a Final Determination; provided that, to the extent that the Closing Agreement and the Tax Opinion are inconsistent in any respect, such Tax Returns shall be prepared and filed on a basis consistent with the Closing Agreement.

(iii) New Ashland Inc. will use its reasonable best efforts, with the assistance and participation of Marathon, to maintain at least $21 million dollars, decreased for any amounts applied against Taxes for Pre-Closing Tax Periods (other than Federal Income Taxes shown as owing on any Tax Returns for the Ashland Affiliated Group’s 2003, 2004 and 2005 fiscal years), on deposit with the IRS for Taxes for Pre-Closing Tax Periods (including interest on such amounts). This amount shall be used (to the extent necessary) for the payment or settlement of such Taxes and interest and shall not be withdrawn prior to a Final Determination with respect to such Taxes and interest. Any portion of such deposit that is not used for the payment or settlement of Taxes for such periods (including interest on such amounts) shall be paid to New Ashland Inc.

(iv) New Ashland Inc. will forgo the use of bonus depreciation on all Ashland property eligible for bonus depreciation and will elect to use straight line depreciation on such property on its fiscal 2004 Tax Return and its Tax Return for the taxable year ending on the Closing Date. New Ashland Inc. will use its reasonable best efforts, with the assistance and participation of Marathon, to consider all reasonable steps to maximize the tax basis of the New Ashland Inc. common stock; provided, however, New Ashland Inc. in its sole discretion may determine that it will not adopt or implement any such steps.

(b) (i) Marathon agrees that, for a period beginning on the Closing Date and ending two years after the Closing Date, it shall not take or omit to take, and shall not permit any member of the Marathon Group to take or omit to take, any action that will, or would reasonably be expected to, cause any written representation contained in the Closing Agreement, or a Tax Certificate, and that is specified on Schedule 2.04 attached hereto, to be incorrect.

(ii) Marathon agrees that it shall, and shall cause each member of the Marathon Group to, prepare and file all Tax Returns on a basis consistent with the Closing Agreement and the Tax Opinion, except as otherwise required by Article V or a Final Determination; provided that, to the extent that the Closing Agreement and the Tax Opinion are inconsistent in any respect, such Tax Returns shall be prepared and filed on a basis consistent with the Closing Agreement.

(iii) Marathon agrees that, for a period beginning on the Closing Date and ending two years after the Closing Date, it (A) shall not, and shall cause each member of the Marathon Group not to, amend the Company Leverage Policy set forth in Schedule 8.14 to the MAP LLC Agreement, as such Policy is amended and restated as of the date of this Agreement and (B) shall cause MAP to comply at all times with such Company Leverage Policy; provided that, Marathon may amend the Company Leverage Policy to the extent that both Marathon and New Ashland Inc. reasonably agree is consistent with the Closing Agreement.

(iv) Marathon agrees that, for a period beginning on the Closing Date and ending two years after the Closing Date, it shall not, and shall cause each member of the Marathon Group not to, make any capital contribution of money or other property to MAP or any JV Entity (including any capital contribution pursuant to Article IV of the MAP LLC Agreement or any other provision of the MAP LLC Agreement) other than capital contributions (i) that are the result of, and in response to, Extraordinary Events; or (ii) if the Closing Agreement provides that the MAP Partial Redemption does not constitute a disguised sale, capital contributions for purposes specifically identified in the Closing Agreement.

(v) During the period beginning on October 1, 2004 (or, if earlier, the day before the Closing Date) and ending on the date two years after the Closing Date, Marathon shall cause MAP and its subsidiaries not to, and MAP and its subsidiaries shall not (A) incur any indebtedness owed to Marathon or any affiliate of Marathon (other than borrowings under the Detroit Facility) or (B) incur any indebtedness under one or more revolving credit facilities, uncommitted money market credit facilities or other comparable debt facilities to the extent such indebtedness is guaranteed, directly or indirectly, by Marathon or any affiliate of Marathon (other than such an affiliate that is MAP or any wholly-owned subsidiary of MAP), except such Marathon guaranteed debt will be permissible if the Closing Agreement provides that the MAP Partial Redemption does not constitute a disguised sale and the Closing Agreement contemplates debt guaranteed by Marathon.

(vi) Marathon agrees that during the two-year period beginning on the Closing Date, it shall cause MAP not to make any sales of receivables except for sales of receivables pursuant to the Receivables Sales Facility (as such term is defined in the MAP LLC Agreement). Marathon and MAP agree that if MAP makes any sales of receivables pursuant to the Receivables Sales Facility they will treat such sales (A) as sales for Federal income tax purposes and (B) based on the relevant accounting pronouncements, as they exist on the date of this Agreement, as sales for financial accounting purposes. If as a result of any change or modification to such accounting pronouncements between the date of this Agreement and the Closing Date, Marathon concludes that it and MAP will not be able to treat such sales of receivables as sales for financial accounting purposes, it shall cause MAP to use its reasonable best efforts to modify the Receivables Sales Facility in order to achieve sale treatment for financial accounting purposes, if such modification can be made in a manner that is (i) acceptable to Marathon from a tax point of view and otherwise reasonably acceptable to Marathon, and (ii) acceptable to Ashland from a tax point of view. If such a change in accounting pronouncements arises and Marathon, after discussions with Ashland, concludes that it cannot so modify the Receivables Sales Facility, Marathon shall deliver a written notice to Ashland attesting to this conclusion at least two business days prior to the Closing Date. The failure of Marathon to deliver such written notice shall constitute its agreement to the second sentence of this paragraph (vi) notwithstanding any such change in accounting pronouncements. Marathon further agrees that if the relevant accounting pronouncements change after the Closing Date and, as a result of such changes, Marathon concludes that it and MAP will not be able to treat sales of receivables pursuant to the Receivables Sales Facility as sales for financial accounting purposes, Marathon shall cause MAP to modify the Receivables Sales Facility in order to achieve sale treatment for financial accounting purposes if it can do so at an insignificant cost (provided that such modification is acceptable to New Ashland Inc. from a tax point of view) or if New Ashland Inc. agrees to indemnify Marathon and MAP for any increased costs that result from such changes.

SECTION 7.04. Valuation Report. Each of Ashland and Marathon shall use its reasonable best efforts to cause Deloitte & Touche LLP to deliver to Ashland and Marathon, no later than June 15, 2005, a report, in form and substance reasonably satisfactory to each of Ashland and Marathon and consistent with the Engagement Letter dated as of November 24, 2003, among Ashland, Marathon and Deloitte & Touche LLP. Each of Ashland and Marathon shall, and shall cause each of its affiliates (including MAP) to, cooperate with Deloitte & Touche LLP in connection with the preparation of such report, which cooperation shall include the provision of any relevant books, records, documentation and other information and the making available of its employees and facilities as Deloitte & Touche LLP may reasonably request.

SECTION 7.05. Cooperation and Exchange of Information. (a) Each of Marathon and New Ashland Inc. shall, and shall cause each of its affiliates to, cooperate fully with all reasonable requests from the other party in all matters relating to Taxes covered by this Agreement, including without limitation, in connection with the preparation and filing of Tax Returns, any amendments or claims for Refund with respect thereto, the conduct and resolution of Tax Claims and the implementation of this TMA (including, without limitation, the provisions of Articles V and VI). Such cooperation shall include (i) provision on a mutually convenient basis upon reasonable request of Tax Returns, books, records (including information regarding ownership and Tax basis of property), documentation and other information related to such Tax Returns and Tax Claims, including accompanying schedules, related work papers, and documents related to rulings or other determinations by Tax Authorities, (ii) the execution of any document or the certification of any information that may be necessary or beneficial in connection with the filing of any Tax Returns or claims for Refund or the conduct or resolution of any Tax Claim, (iii) obtaining any document or information that is necessary or beneficial in connection with the foregoing, (iv) upon reasonable request, the making available of its employees and facilities on a reasonable and mutually convenient basis to facilitate the foregoing and (v) the reasonable good faith effort of New Ashland Inc. to provide to Marathon information reasonably requested by Marathon for the preparation of its published financial statements.

(b) Marathon and New Ashland Inc. shall meet regularly to review major issues with respect to Tax Claims and the status of audits with respect to Pre-Closing Periods and Straddle Periods as long as the relevant statute of limitations remains open with respect to any Pre-Closing Period or Straddle Period. New Ashland Inc. shall make available appropriate personnel to discuss the foregoing items and shall make available for inspection relevant documents relating to such audits.

SECTION 7.06. [Intentionally Omitted]

SECTION 7.07. Ownership of Tax Records; Retention of Information. New Ashland Inc. shall own, and have all rights, title and interest in, all books, records, documentation and other information in existence as of the Closing Date related to any Tax or Tax Item of Ashland or any of its subsidiaries. New Ashland Inc. agrees to retain all Tax Returns, related schedules and workpapers, and all other material records and other documents as required under Code Section 6001 and the regulations promulgated thereunder relating thereto existing on the date hereof or created through the Closing Date, until the expiration of the statute of limitations (including extensions) of the taxable years to which such Tax Returns and other documents relate and until the Final Determination of any payments which may be required in respect of such years under this TMA. New Ashland Inc. shall provide to Marathon copies of any such documentation or information in existence as of the Closing Date related to any Marathon Tax Matter or with respect to items that could result in a Tax Detriment to Marathon and, as reasonably requested by Marathon, in connection with any Tax Claim. New Ashland Inc. agrees that, if it intends to dispose of any such documentation or other information, it shall provide written notice to Marathon describing the documentation or other information to be disposed of 60 days prior to taking such action. Marathon shall be entitled to arrange to take delivery of the documentation or other information described in the notice at its expense during the succeeding 60-day period.

ARTICLE VIII

Tax Claims

SECTION 8.01. Calculation of Losses. The amount of any indemnification provided under this TMA, other then pursuant to Article V and VI, shall be (i) increased to take account of any net Tax Loss incurred by the indemnified party arising from the receipt of indemnity payments hereunder (grossed up for such increase) and (ii) reduced to take account of any net Tax Savings realized by the indemnified party arising from the incurrence or payment of any such indemnified loss. In computing the amount of any such Tax Loss or Tax Savings, the indemnified party shall be deemed to recognize all other Tax Items before recognizing any Tax Item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified loss.

SECTION 8.02. Procedures. (a) Tax Claims. (i) If a party (the “indemnified party”) receives any written notice of deficiency, claim or adjustment or other written notice from a Tax Authority that may result in the indemnified party being entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving an audit proceeding, audit inquiry, information request, suit, action, contest or similar claim made by any Tax Authority (a “Tax Claim”) such indemnified party shall notify the indemnifying party in writing (and in reasonable detail) of the Tax Claim within 10 business days after such indemnified party receives notice or otherwise becomes aware of the existence of the Tax Claim; provided, however, that failure to give such notification shall not affect the indemnification provided under this Agreement, except to the extent the indemnifying party shall have been materially and adversely prejudiced as a result of such failure. Thereafter, the indemnified party shall keep the indemnifying party apprised of the status of any investigation or audit and deliver to the indemnifying party, within five business days’ time after the indemnified party’s receipt thereof, copies of all notices and documents received by the indemnified party related to the Tax Claim. New Ashland Inc. undertakes and agrees that it will keep Marathon reasonably informed of the existence and progress of any audit or other proceeding that relates to a Pre-Closing Period with respect to which Marathon could be liable as a successor, under Treasury Regulation Section 1.1502-6, or otherwise.

(ii) If any party receives a written notice from a Tax Authority that may result in an adjustment in the amount of the Specified Liability Deductions for a taxable year as a result of an audit of the New Ashland Inc. Affiliated Group or the Marathon Affiliated Group, then for purposes of this TMA, such audit and related proceeding, to the extent they concern the amount of the Specified Liability Deductions claimed or capable of being claimed by Marathon or the Marathon Group as successor to HoldCo, shall be treated as a Tax Claim with respect to which Marathon is the indemnified party and New Ashland Inc. is the indemnifying party, provided, however, that the resolution of such issues shall not preclude Marathon from compromising or settling any other issues in its Tax Returns administratively with any Tax Authority and Marathon shall have the right to determine in its sole reasonable discretion the appropriate forum and location of any judicial proceeding with respect to Specified Liability Deductions.

(b) Assumption. Except as provided in Section 8.02(c) and (e) of this TMA, if a Tax Claim is made against an indemnified party, the indemnifying party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with professional advisors and counsel selected by the indemnifying party; provided, however, that such professional advisors or counsel are not reasonably objected to by the indemnified party. Should the indemnifying party so elect to assume the defense of a Tax Claim, the indemnifying party shall not be liable to the indemnified party for any fees or expenses relating to such professional advisors or counsel subsequently incurred by the indemnified party in connection with the defense thereof. If the indemnifying party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ professional advisors and counsel (not reasonably objected to by the indemnifying party), at its own expense, separate from the professional advisors and counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense. The indemnifying party shall be liable for the fees and expenses of professional advisors and counsel employed by the indemnified party for any period during which the indemnifying party has not assumed the defense thereof. If the indemnifying party chooses to defend or prosecute a Tax Claim, all the indemnified parties shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records and information that are reasonably relevant to such Tax Claim, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, cooperating and assisting in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters. Whether or not the indemnifying party assumes the defense of a Tax Claim, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, such Tax Claim without the indemnifying party’s prior written consent. If the indemnifying party assumes the defense of a Tax Claim, the indemnified party shall agree to any settlement, compromise, or discharge of a Tax Claim that the indemnifying party may recommend and that by its terms obligates the indemnifying party to pay the full amount of the liability in connection with such Tax Claim; provided that if such settlement, compromise or discharge imposes conditions, costs or other detriments (in addition to the liability in connection with such Tax Claim) upon the indemnified party, such indemnified party may use its reasonable judgment in determining whether to so agree, such agreement not to be unreasonably withheld.

(c) Joint rights and assumption of control. If a party to this TMA suffers a Bankruptcy Event, then the party suffering the Bankruptcy Event (the “Bankruptcy Party”) shall vigorously pursue the assertion, or defense (as the case may be) of all Tax Claims for which any other party to this TMA (the “Non-Bankruptcy Party”) might be jointly and severally, directly or indirectly liable (“Bankruptcy Tax Claims”) and the Non-Bankruptcy Party shall have the right to participate in the defense of any Bankruptcy Tax Claims and to employ professional advisors and counsel (not reasonably objected to by the Bankruptcy Party), at its own expense, separate from the professional advisors and counsel employed by the Bankruptcy Party, it being understood that the Bankruptcy Party shall control the defense of such claims. Both parties shall in good faith cooperate with one another and the Bankruptcy Party shall not unreasonably reject any suggestions made by the Non-Bankruptcy Party. Such cooperation shall include the retention and (upon the Non-Bankruptcy Party’s request) the provision to the Non-Bankruptcy Party of records and information that are reasonably relevant to such Bankruptcy Tax Claims (including copies of all protests, pleadings, briefs, filings, correspondence and similar materials relative to such claims), making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, cooperating and assisting in the investigation, defense and resolution of such matters, and providing legal and business assistance with respect to such matters. The preceding sentences of this Section 8.02(c) notwithstanding, if the Bankruptcy Party fails to vigorously pursue such Bankruptcy Tax Claims, or such Bankruptcy Party is discharged, or otherwise effectively barred from liability for such Bankruptcy Tax Claims, the Non-Bankruptcy Party shall have the right to assume full control over the defense of such Bankruptcy Tax Claims and, if such control is assumed, the Bankruptcy Party shall irrevocably designate, and agree to cause each of its affiliates to designate irrevocably, the Non-Bankruptcy Party as the sole and exclusive agent and attorney-in-fact to take any action as such Non-Bankruptcy Party may deem appropriate, necessary, or incidental in any and all matters relating to Pre-Closing Period Tax Claims of the Ashland Group and the Bankruptcy Party shall continue to cooperate fully in the defense or prosecution thereof, but it shall not have the right to participate in the proceedings.

(d) Mitigation. New Ashland Inc. and Marathon shall cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party hereunder, including by making reasonable efforts to mitigate or resolve any such claim or liability, which shall include claiming any indemnified loss as a deduction or offset on any relevant Tax Return (including any amended Tax Return). In the event that New Ashland Inc. or Marathon shall fail to make such reasonable efforts to mitigate or resolve any claim or liability, then notwithstanding anything else to the contrary contained herein, the other party shall not be required to indemnify any person for any indemnified loss that could reasonably be expected to have been avoided if New Ashland Inc. or Marathon, as the case may be, had made such efforts.

(e) Marathon Participation Rights with respect to Section 355(e) Tax Claims. Unless otherwise agreed to by the parties, New Ashland Inc. shall control the defense of all Tax Claims made with respect to Section 355(e) Taxes (a “Section 355(e) Tax Claim”) and shall vigorously pursue the defense of such claims. Marathon shall have the right to participate in the defense of all Section 355(e) Tax Claims and to employ professional advisors and counsel (not reasonably objected to by New Ashland Inc.), at its own expense, separate from the professional advisors and counsel employed by New Ashland Inc. Both parties shall in good faith cooperate with one another and New Ashland Inc. shall not unreasonably reject any suggestions made by Marathon. Such cooperation shall include the retention and (upon Marathon’s request) the provision to the Marathon of records and information that are reasonably relevant to such Section 355(e) Tax Claims (including copies of all protests, pleadings, briefs, filings, correspondence and similar materials relative to such claims), making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, cooperating and assisting in the investigation, defense and resolution of such matters, and providing legal and business assistance with respect to such matters. New Ashland Inc. shall not admit any liability with respect to, or settle, compromise or discharge any Section 355(e) Tax Claim without the prior written consent of Marathon, such consent not to be unreasonably withheld.

SECTION 8.03. Treatment of Indemnification Payments. The parties agree that any indemnity payments made pursuant to this Agreement or pursuant to Article XIII of the Master Agreement shall be treated for all Tax purposes as distributions or capital contributions, as the case may be, between HoldCo and New Ashland Inc. made immediately prior to the Spinoff and, accordingly, not as taxable income to the recipient or as a deductible expense to the payor, unless otherwise required by a Final Determination or the Closing Agreement.

ARTICLE IX

Dispute Resolution; Interest

SECTION 9.01. Dispute Resolution. In the event that Marathon or any member of the Marathon Group, as the case may be, on the one hand, and New Ashland Inc. or any member of the New Ashland Inc. Group, as the case may be, on the other hand, disagree as to the amount or calculation of any payment to be made under this TMA, or the interpretation or application of any provision under this TMA, the parties shall attempt in good faith to resolve such dispute. If such dispute is not resolved within sixty (60) business days following the commencement of the dispute, Marathon and New Ashland Inc. shall jointly retain a tax attorney who has retired from active practice in a nationally recognized law firm or independent public accounting firm, which firm is independent of both parties, or a retired Federal judge experienced in Tax Matters (the “Independent Entity”), to resolve the dispute. If the parties are unable to agree on an Independent Entity, then each party shall appoint a person who would qualify as an Independent Entity (but for the approval of the other party), and such persons shall then appoint a person who meets the above description as the Independent Entity and who shall serve as the

Independent Entity. The Independent Entity shall act as an arbitrator to resolve all points of disagreement and its decision shall be final and binding upon all parties involved. Following the decision of the Independent Entity, Marathon, and members of the Marathon Group, and New Ashland Inc. and members of the New Ashland Inc. Group shall each take or cause to be taken any action necessary to implement the decision of the Independent Entity. The fees and expenses relating to the Independent Entity shall be borne equally by Marathon and New Ashland Inc.

SECTION 9.02. Interest. Any payment required to be made under this TMA that is not made on or before the date on which such payment is due shall bear interest computed at the rate specified from time to time pursuant to Code Section 6621(a)(2).

ARTICLE X

General Provisions

SECTION 10.01. Termination. This Agreement shall terminate simultaneous with any termination of the Master Agreement pursuant to Article XI thereof. In the event of termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party hereto.

SECTION 10.02. Survival. Notwithstanding anything in this TMA to the contrary apart from Section 10.01, the provisions of this TMA shall survive for 30 days after the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) unless by their term they expire at an earlier date.

SECTION 10.03. Right of Set-off. Either party may set-off any amount to which it is entitled under this TMA against amounts otherwise payable hereunder by such party. Neither the exercise of nor the failure to exercise such right of set-off will constitute an election of remedies or limit such party in any manner in the enforcement of any other remedies that may be available to it.

SECTION 10.04. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to the Ashland Parties, to:

Ashland Inc.

50 E. RiverCenter Boulevard

Covington, KY 41012-0391

Attention:	J. Marvin Quin David L. Hausrath, Esq.
Facsimile:	(859) 815-5053

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7474

Attention:	Stephen L. Gordon, Esq.

if to the Marathon Parties, to:

Marathon Oil Corporation

5555 San Felipe Road

Houston, TX 77056

Attention:	Raja Sahni Richard L. Horstman, Esq.
Facsimile:	(713) 513-4172

with copies to:

Baker Botts L.L.P.

One Shell Plaza

Houston, TX 77002-4995

Attention:	Theodore W. Paris, Esq.

Miller & Chevalier Chartered

655 Fifteenth Street, N.W.

Washington, DC 20005-5701

Attention:	Daniel W. Luchsinger, Esq.

SECTION 10.05. Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. This Agreement is intended to calculate, allocate and assign certain Tax responsibilities, liabilities and benefits among the parties to this Agreement, and any situation or circumstance concerning such calculation, allocation and assignment that is not specifically contemplated hereby or provided for herein shall be determined in a manner consistent with the underlying principles of calculation, allocation and assignment in this Agreement.

SECTION 10.06. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 10.07. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 10.08. No Third-Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies.

SECTION 10.09. Existing MAP Agreements. To the extent any provision of this TMA conflicts with the determination of the Tax Liability (as defined in the MAP LLC Agreement) of Ashland or its successors for any Straddle Period of MAP as determined under Section 10.03 of the MAP LLC Agreement, such Tax Liability shall be determined in accordance with this Agreement. In all other respects, except as expressly modified herein, the terms and conditions of the MAP LLC Agreement, the ATCA, and the Put/Call Agreement shall continue to apply to the extent provided in Article XII of the Master Agreement. For the avoidance of doubt, the term Tax Distribution Amount (as defined in the MAP LLC Agreement) shall not include the Tax Liability (as defined in the MAP LLC Agreement) of the Ashland Affiliated Group that is attributable to the MAP Partial Redemption.

SECTION 10.10. Continuing Ashland Participation Rights With Respect To Pre-Closing Pass-Through Items. Notwithstanding anything to the contrary in the Master Agreement, this Agreement or the other Transaction Agreements and Ancillary Agreements (as defined in the Master Agreement), New Ashland Inc. and its successors shall retain the right (to the extent provided for in Section 6.08 of the MAP LLC Agreement or any other provision of the MAP LLC Agreement) to participate in the preparation and filing of all Tax Returns, and in the defense of any Tax Claim, with respect to all Pass-Through Items relating to any Pre-Closing Period of MAP or any other JV Entity as if it were a member of MAP or such JV Entity. Any Tax Claim with respect to any issue concerning MAP’s income, gain, losses, deductions or credits that could result in additional Taxes for the Pre-Closing Period for Ashland and additional basis (other than additional basis that is subject to Section 4.03 of the TMA) or deductions in the Post-Closing Period for Marathon or any member of the Marathon Group shall be treated under Section 6.08(e)(ii) of the MAP LLC Agreement as an issue the tax effect of which, if resolved adversely would be, and the tax effect of settling the issue is, not proportionately the same for both Members. If an issue is treated as not proportionately the same for both Members under the preceding sentence, then in applying Section 6.08(e)(iv) of the MAP LLC Agreement, nationally recognized tax counsel (whose selection shall be based on the principles of Section 9.01 of the TMA) shall determine if the settlement is fair to both Members based on the merits of the issue. Such fees of the nationally recognized tax counsel shall be shared, 62% by Marathon and 38% by New Ashland Inc.

SECTION 10.11. Prior Tax Sharing Agreements. Except as specifically provided in Section 10.09, as of the Closing Date, this Agreement supersedes and terminates all prior agreements as to the allocation of tax liabilities among the members of the Ashland Group, and after the Closing Date neither HoldCo nor any member of the Marathon Group, as successor, transferee or otherwise, shall be bound thereby or have any liability thereunder.

SECTION 10.12. Entire Agreement; Amendments. This Agreement embodies the entire understanding among the parties relating to its subject matter. Any and all prior correspondence, conversations, and memoranda are merged herein and shall be without effect hereon. No promises, covenants, or representations of any kind, other than those expressly stated herein, have been made to induce either party to enter into this Agreement. This Agreement shall not be amended, supplemented, modified, or terminated except by a writing duly signed by each of the parties hereto, and no waiver of any provisions of this Agreement shall be effective unless in a writing duly signed by the party sought to be bound.

SECTION 10.13. Amendments Resulting From Pre-Closing Change In Tax Structure. If, prior to the Closing, the Tax Structure of the Transactions is modified, revised or changed in any manner, for any reason (including, but not limited to, modifications, revisions or changes resulting from changes in law or in response to communications (written or otherwise) with the IRS or any other Tax Authority), the parties will negotiate in good faith to amend this Agreement, to the extent necessary, to reflect the underlying principles of calculation, allocation and assignment in this Agreement.

SECTION 10.14. Payments. All payments under this TMA shall be made by wire transfer in immediately available funds.

SECTION 10.15. Successors. This Agreement shall be binding upon and inure to the benefit of any successor to any of the parties, by merger, acquisition of assets or otherwise, to the same extent as if the successor had been an original party to the Agreement, and in such event, all references herein to a party shall refer instead to the successor of such party.

SECTION 10.16. Confidentiality. Each party to this Agreement shall hold, and cause its officers, employees, agents, consultants, and advisors to hold, in strict confidence, unless compelled to disclose by judicial or administrative process or, in the opinion of its counsel, by other requirements of law, all information that it or any of its officers, employees, agents, consultants, and advisors may acquire pursuant to, or in the course of performing its obligations under, any provision of this Agreement.

SECTION 10.17. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed by its respective duly authorized officer as of the date first set forth above.

ASHLAND INC.,

by	/s/ JAMES J. O’BRIEN
Name:	James J. O’Brien
Title:	Chief Executive Officer

ATB HOLDINGS INC.,

by	/s/ JAMES J. O’BRIEN
Name:	James J. O’Brien
Title:	President

EXM LLC,

by

ATB HOLDINGS INC.,

by	/s/ JAMES J. O’BRIEN
Name:	James J. O’Brien
Title:	President

NEW EXM INC.,

by	/s/ JAMES J. O’BRIEN
Name:	James J. O’Brien
Title:	President

MARATHON OIL CORPORATION,

by	/s/ JANET F. CLARK
Name:	Janet F. Clark
Title:	Senior Vice President and Chief Financial Officer

MARATHON OIL COMPANY,

by	/s/ JANET F. CLARK
Name:	Janet F. Clark
Title:	Senior Vice President

MARATHON DOMESTIC LLC,

by

MARATHON OIL CORPORATION,

by	/s/ JANET F. CLARK
Name:	Janet F. Clark
Title:	Senior Vice President and Chief Financial Officer

MARATHON ASHLAND PETROLEUM LLC,

by	/s/ ANTHONY R. KENNEY
Name:	Anthony R. Kenney
Title:	Vice President

Annex C

ASSIGNMENT AND ASSUMPTION AGREEMENT

(MALEIC BUSINESS)

Dated as of March 18, 2004,

Between

ASHLAND INC.

And

ATB HOLDINGS INC.

Exhibit A	Form of Deed (Maleic Business)
Exhibit B	Form of Assignment and Assumption (Maleic Business)
Exhibit C	Form of Maleic Supply Agreement
Exhibit D	Form of Transition Services Agreement

ii

INDEX OF DEFINED TERMS

Term	Section
Accounting Firm	1.05(b)
Active Maleic Business Employee	4.03(a)
Agreement	Preamble
Ashland	Preamble
Ashland Insurance Policies	4.01(c)
Ashland Joint Contracts	4.11
Ashland Pension Plan	4.03(e)
Assigned Contracts	1.02(a)(vi)
Assigned Permits	1.02(a)(v)
Assumed Liabilities	1.03(a)
Assigned Technology	1.02(a)(iv)
Balance Sheet	3.01
Balance Sheet Principles	1.05(d)
Claim	1.03(b)(iv)
Closing Current Assets	1.05(a)
COBRA	4.03(b)(ii)
Competitive Activities	4.06(a)
Contracts	1.02(a)(vi)
Current Assets	1.05(d)
Employee Benefits Liability	3.09(b)
Environmental Claim	3.11(b)
Environmental Laws	3.11(b)
Environmental Liability	6.01(b)
Environmental Tests	1.03(b)(x)
ERISA	3.09(a)
Excluded Assets	1.02(b)
Exercise Notice	1.07(b)
Financial Statements	3.01
Hazardous Materials	3.11(b)
HoldCo	Preamble
HoldCo Maleic Welfare Plans	4.03(b)(i)
HoldCo Retiree Medical Plan	4.03(f)
HoldCo Retirement Plan	4.03(e)
Intellectual Property	6.01(b)
Inventory	1.02(a)(ii)
Leased Property	3.03(a)
Maleic Assignment and Assumption	1.01
Maleic Benefit Plans	3.09(a)
Maleic Business	6.01(b)
Maleic Business Disclosure Letter	Article III
Maleic Business Employee	3.09(a)
Maleic Business Material Adverse Effect	6.01(b)
Maleic Pension Plans	3.09(a)
Maleic Supply Agreement	2.02(c)
Master Agreement	Recitals
Neville Island Maleic Assets	1.07(a)
Neville Island Maleic Facility	1.07(a)
Notice of Disagreement	1.05(b)
Option Notice	1.07(a)
Option Period	1.07(a)

Term	Section
Owned Property	3.03(a)
Permits	3.06
Permitted Liens	6.01(b)
Plant	1.03(b)(x)
Premises	1.02(a)(i)
Proposed Sale Notice	1.07(b)
Receivables	1.02(a)(x)
Records	1.02(a)(ix)
Release	3.11(b)
Retained Liabilities	1.03(b)
Rev. Proc. 96-60	4.03(i)
Statement	1.05(a)
Target Current Assets	1.05(c)
Technology	1.02(a)(iv)
Transferred Assets	1.02(a)
Transferred Maleic Business Employee	4.03(a)
Transition Services Agreement	2.02(d)
WARN Act	4.03(g)

ii

EXECUTION COPY

ASSIGNMENT AND ASSUMPTION AGREEMENT (MALEIC BUSINESS) (this “Agreement”) dated as of March 18, 2004, between Ashland Inc., a Kentucky corporation (“Ashland”), and ATB Holdings Inc., a Delaware corporation and a wholly owned subsidiary of Ashland (“HoldCo”).

WHEREAS, simultaneously with the execution and delivery of this Agreement, the parties hereto and certain other parties are entering into a Master Agreement (the “Master Agreement”; terms used but not otherwise defined herein have the meanings assigned to them in the Master Agreement); and

WHEREAS, in accordance with the terms and conditions of the Master Agreement, Ashland wishes to transfer to HoldCo, and HoldCo wishes to acquire and assume, certain assets and liabilities of the Maleic Business (as defined in Section 6.01(b)) pursuant to the terms and conditions of this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

Maleic Assignment and Assumption

SECTION 1.01. Maleic Assignment and Assumption. On the terms and subject to the conditions of this Agreement and the Master Agreement, at the Closing, Ashland shall contribute, assign, transfer, convey and deliver to HoldCo, and HoldCo shall acquire from Ashland, all the right, title and interest as of the Closing of Ashland in, to and under the Transferred Assets (as defined in Section 1.02(a)), and HoldCo shall assume the Assumed Liabilities (as defined in Section 1.03(a)). The contribution, assignment, transfer, conveyance and delivery of the Transferred Assets and the assumption of the Assumed Liabilities and the other Transactions contemplated by this Agreement are referred to in this Agreement as the “Maleic Assignment and Assumption”.

SECTION 1.02. Transferred Assets and Excluded Assets. (a) The term “Transferred Assets” means all of Ashland’s right, title and interest in, to and under the following assets, other than the Excluded Assets (as defined in Section 1.02(b)):

(i) (A) all real property, leaseholds and other interests (including interests in surface rights and mineral interests) in the real property listed in Section 3.03 of the Maleic Business Disclosure Letter (as defined in Article III), in each case together with Ashland’s right, title and interest in all buildings, structures, improvements, paved parking lots and fixtures thereon, and caverns thereunder, and all other appurtenances thereto (collectively, the “Premises”), and all bridges leading to or from the Premises (and all easements relating thereto) and (B) Ashland’s right, title and interest, if any, in, to and under all railroad sidings on the Premises and all pipelines, cabling, wiring and other conduit leading to or from the Premises (and all easements, licenses and permits (to the extent transferable) relating thereto);

(ii) (A) all raw materials, work-in-process, finished goods, supplies, parts, spare parts and other inventories of Ashland that on the Closing Date are located on the Premises and (B) all other raw materials, work-in-process, finished goods, supplies, parts, spare parts and other inventories of Ashland (including in transit, on consignment or in the possession of any third party) on the Closing Date, in the case of this clause (B) that are used, held for use or intended to be used exclusively in the operation or conduct of the Maleic Business (collectively, the “Inventory”), including any Inventory to be sold to Ashland or any of its affiliates after the Closing pursuant to the Maleic Supply Agreement (as defined in Section 2.02(c)) or otherwise;

(iii) (A) all other tangible personal property and interests therein, including all machinery, equipment, tools, appliances, telephones, telecommunications equipment, copy machines, fax machines, computers, implements, furniture, furnishings and vehicles, of Ashland that on the Closing Date are located on the Premises and (B) all other tangible personal property and interests therein, including all machinery, equipment, tools, appliances, telephones, telecommunications equipment, copy machines, fax machines, computers, implements, furniture, furnishings and vehicles, of Ashland (including in transit, on consignment or in the possession of any third party) on the Closing Date, in the case of this clause (B) that are used, held for use or intended to be used exclusively in the operation or conduct of the Maleic Business, in each case under clause (A) or (B) together with any rights or claims of Ashland arising out of the breach of any express or implied warranty by the manufacturers or sellers of such assets;

(iv) all trade secrets, confidential information, inventions, know-how, formulae, proprietary processes, proprietary procedures, research records, records of inventions, test information, market surveys and marketing know-how (collectively, “Technology”) of Ashland, in each case that are used, held for use or intended to be used exclusively in the operation or conduct of the Maleic Business (the “Assigned Technology”);

(v) to the extent that such Permits (as defined in Section 3.06) are transferable, all Permits of Ashland that are used, held for use or intended to be used exclusively in the operation or conduct of the Maleic Business (the “Assigned Permits”);

(vi) (A) all contracts, leases, subleases, licenses, indentures, agreements, commitments and all other legally binding arrangements (“Contracts”), whether oral or written, to which Ashland is a party or by which Ashland is bound as of the date of this Agreement that are (1) listed in Sections 3.03 or 3.05 of the Maleic Business Disclosure Letter or (2) of the type specified in any of clauses (i) through (xi) of Section 3.05 but, as a result of the application of any applicable thresholds set forth therein, are not required to be listed in Section 3.05 of the Maleic Business Disclosure Letter, (B) all other written Contracts (including purchase orders and sales orders) to which Ashland is a party or by which Ashland is bound, in the case of this clause (B) that are entered into after the date of this Agreement, but not in violation or breach of any provision of this Agreement, and that exclusively relate to, or that arise exclusively out of, the operation or conduct of the Maleic Business in the ordinary course of business and (C) all Contracts to which Ashland is a party or by which Ashland is bound, in the case of this clause (C) that are entered into after the date of this Agreement and that are to be treated as Assigned Contracts pursuant to Section 4.11 (the “Assigned Contracts”);

(vii) all rights of Ashland in and to products sold or leased (including products returned after the Closing and rights of rescission, replevin and reclamation) to the extent arising in the operation or conduct of the Maleic Business;

(viii) all credits, prepaid expenses, deferred charges, advance payments, security deposits and prepaid items of Ashland, in each case to the extent used, held for use or intended to be used in, or to the extent arising out of, the operation or conduct of the Maleic Business;

(ix) all books of account, ledgers, general, financial, accounting and personnel records, files, invoices, customers’ and suppliers’ lists, other distribution lists, billing records, sales and promotional literature, manuals, customer and supplier correspondence, sales records, credit data and other information relating to present or past customers, cost and pricing information, equipment maintenance data, purchasing records and information, business plans, payroll and personnel records, purchase orders, sales forms, artwork, photography, log books, environmental, health and safety audit procedures, schedules, reports, protocols and findings pertaining to the Maleic Business or the Transferred Assets (including records of spills or other releases or discharges into the atmosphere, records of environmental, safety or health reports to or from Governmental Entities regarding the Maleic Business or the Transferred Assets (including notices of violation), and correspondence, notices and orders of an environmental, safety or health nature regarding the Maleic Business or the Transferred Assets) and other similar property, rights and information of Ashland, in each case that are used, held for use or intended to be used exclusively in, or that arise exclusively out of, the operation or conduct of the Maleic Business (the “Records”);

(x) all accounts receivable of Ashland as of the close of business on the Closing Date to the extent arising out of the operation or conduct of the Maleic Business (the “Receivables”);

(xi) all goodwill and going concern value of Ashland generated exclusively by, or associated exclusively with, the Maleic Business;

(xii) all rights, claims and credits of Ashland to the extent relating to any other Transferred Asset or any Assumed Liability (other than any such items arising under insurance policies), including any such items arising under any guarantee, warranty, indemnity or similar right in favor of Ashland in respect of any other Transferred Asset or any Assumed Liability; and

(xiii) all other or additional privileges, rights, interests, properties and assets of Ashland of every kind and description and wherever located, in each case that are used, held for use or intended to be used exclusively in, or that arise exclusively out of, the operation or conduct of the Maleic Business.

(b) The term “Excluded Assets” means:

(i) all assets identified in Section 1.02(b) of the Maleic Business Disclosure Letter;

(ii) all cash and cash equivalents of Ashland;

(iii) all rights, claims and credits of Ashland to the extent relating to any other Excluded Asset or any Retained Liability (as defined in Section 1.03(b)), including any such items arising under insurance policies and any guarantee, warranty, indemnity or similar right in favor of Ashland in respect of any other Excluded Asset or any Retained Liability;

(iv) all collective bargaining agreements and other Contracts with any labor union that cover one or more Active Maleic Business Employees (as defined in Section 4.03(a)) and all Contracts relating to compensation, bonus or severance to which any Active Maleic Business Employee or any person hired to become a Maleic Business Employee (as defined in Section 3.09(a)) is a party;

(v) all the assets of the Maleic Pension Plans (as defined in Section 3.09(a)) and all the assets of Ashland and its affiliates under any other Maleic Benefit Plan (as defined in Section 3.09(a));

(vi) all rights of Ashland under the Transaction Agreements and the Ancillary Agreements;

(vii) all assets relating to corporate-level services of the type currently provided to the Maleic Business by Ashland or any of its affiliates;

(viii) any shares of capital stock of any affiliate of Ashland;

(ix) the name and mark “Ashland” (in any style or design), and any name or mark derived from or including the foregoing;

(x) all records of Ashland prepared in connection with the Transactions; and

(xi) all financial and tax records relating to the Maleic Business to the extent they form part of Ashland’s general ledger.

SECTION 1.03. Assumption of Certain Liabilities. (a) Upon the terms and subject to the conditions of this Agreement, HoldCo shall assume, effective as of the Closing, and from and after the Closing, HoldCo shall pay, perform and discharge when due, and indemnify Ashland and its affiliates and each of their respective Representatives against, and defend and hold them harmless from, all of the following liabilities, obligations and commitments of any nature, whether known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, absolute, accrued, contingent or otherwise and whether due or to become due, of Ashland (collectively, the “Assumed Liabilities”), other than any Retained Liabilities:

(i) all liabilities, obligations and commitments of Ashland under the Assigned Contracts to the extent such liabilities, obligations and commitments relate to the period from and after the Closing;

(ii) all liabilities, obligations and commitments of Ashland under any maleic anhydride product exchange agreements that are reflected in the Statement (as defined in Section 1.05(a)) in accordance with Section 1.05;

(iii) all liabilities, obligations and commitments of Ashland to the extent expressly assumed by HoldCo in accordance with Section 4.03;

(iv) all Environmental Liabilities (as defined in Section 6.01(b)) of Ashland to the extent they arise out of both (A) the operation of any of the Transferred Assets or the operation or conduct of the Maleic Business and (B) either (x) events occurring or circumstances or conditions arising from and after the Closing, or (y) events occurring or circumstances or conditions arising prior to the Closing, but only, in the case of this clause (B)(y), to the extent set forth in the table below (provided, however, that to the extent the same Environmental Liability is described in both clauses (x) and (y) of this Section 1.03(a)(iv)(B), such Environmental Liability will be apportioned between HoldCo and Ashland in proportion to the extent to which the activities of each party contributed to the cause of the Environmental Liability, taking into account all pertinent factors, including the length of ownership by HoldCo and Ashland of the relevant property during the time of the event or occurrence, or the development of the circumstance or condition, giving rise to the Environmental Liability and the use made of such property by the parties hereto):

If written notice (in reasonable detail) of such Environmental Liability is first received by Ashland during the twelve-month period ending on the following anniversary of the Closing Date (provided, however, that with respect to any Environmental Liability arising from any matter referred to in Section 3.11(b) of the Maleic Business Disclosure Letter, Ashland shall be deemed to have received written notice (in reasonable detail) of such Environmental Liability prior to the first anniversary of the Closing Date):	Percentage of Environmental Liability described in clause (B)(y) above that will be an Assumed Liability:

First through Fifth	0%

Sixth	20%

Seventh	40%

Eighth	60%

Ninth	80%

If such notice is not received by Ashland on or prior to the ninth anniversary of the Closing Date	100%

; and

(v) all other liabilities, obligations and commitments of Ashland to the extent such liabilities, obligations and commitments relate to or arise out of the operation of any of the Transferred Assets or the operation or conduct of the Maleic Business, in each case from and after the Closing.

(b) Notwithstanding Section 1.03(a), or any other provision of this Agreement, HoldCo shall not assume, and Ashland shall pay, perform and discharge when due, and indemnify HoldCo and its affiliates and each of their respective Representatives against, and defend and hold them harmless from, any liability, obligation or commitment of Ashland or the Maleic Business of any nature, whether known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, absolute, accrued, contingent or otherwise, and whether due or to become due, except the Assumed Liabilities (collectively, the “Retained Liabilities”). Without limiting the generality of the foregoing, the Retained Liabilities include:

(i) any liability, obligation or commitment of Ashland to the extent arising out of the operation or conduct by Ashland or any of its affiliates of any business other than the Maleic Business;

(ii) all accounts payable of Ashland to the extent arising out of the operation or conduct of the Maleic Business prior to the Closing;

(iii) any liability, obligation or commitment of Ashland (A) to the extent arising out of any actual or alleged breach by Ashland of, or nonperformance by Ashland under, any Contract (including any Assigned Contract) prior to the Closing or (B) under any Assigned Contract to the extent such liability, obligation or commitment relates to the period prior to the Closing;

(iv) any liability, obligation or commitment of Ashland arising out of any warranty claim, suit, action, proceeding, investigation, governmental action or other cause of action or claim associated with or relating to the Maleic Business or the Transferred Assets (a “Claim”) to the extent arising out of actions, omissions or conditions occurring or existing on or prior to the Closing Date;

(v) any liability, obligation or commitment of Ashland to the extent such liability, obligation or commitment relates to, or arises out of, any Excluded Asset, or arises out of the ownership or operation by Ashland of any of the Excluded Assets;

(vi) except as otherwise expressly provided in Section 4.03, any liability, obligation or commitment of Ashland arising under any Maleic Benefit Plan;

(vii) any liability, obligation or commitment of Ashland to any of its divisions, subsidiaries or affiliates;

(viii) any liability, obligation or commitment of Ashland or any of its affiliates under any of the Transaction Agreements or any of the Ancillary Agreements;

(ix) the amount, if any, equal to the aggregate book value (as of the Closing Date) of all Receivables that are not collected after the Closing Date and remain outstanding for a period of more than 60 days after their respective due dates (as reflected in the books and records of the Maleic Business) notwithstanding that HoldCo has made reasonable efforts to collect such Receivables, which amount shall be promptly paid by Ashland to HoldCo and, until paid, shall be deemed for all purposes of this Agreement to be a Retained Liability; provided, however, in the event any one or more of the Receivables become Retained Liabilities under this clause (ix), promptly following Ashland’s payment to HoldCo with respect to such Receivables under this clause (ix), HoldCo shall assign all of its rights, title and interests in, to and under such Receivables and, to the extent HoldCo thereafter receives any payments from the relevant customers on account of such Receivables, HoldCo shall promptly forward such payments to Ashland; and

(x) any Environmental Liability arising out of events occurring or circumstances or conditions arising prior to the Closing except for Environmental Liabilities that are Assumed Liabilities pursuant to Section 1.03(a)(iv); provided, however, an Environmental Liability that otherwise would be considered a Retained Liability under this Section 1.03(b)(x) shall be an Assumed Liability and shall not be a Retained Liability if the event, circumstance or condition that gave rise to such Environmental Liability (A) is the result of a change in use after the Closing Date of (x) any portion of the Premises consisting of the parcels of real property on which the maleic anhydride plant located in Neal, West Virginia (the “Plant”) is located (which parcels are identified as such in Section 3.03 of the Maleic Business Disclosure Letter) to a use substantially unrelated to the use of such Premises as of the Closing Date or (y) any other portion of the Premises to a use other than an industrial use or (B) was discovered as a result of a Phase II or other intrusive sampling, testing or investigation conducted after the Closing Date (collectively, “Environmental Tests”) except for Environmental Tests undertaken (x) to respond to, investigate, or otherwise remediate environmental conditions or contamination that are on the Closing Date in violation of the standards imposed by applicable Environmental Laws (as defined in Section 3.11(b)), (y) as required by Environmental Laws or in response to an inquiry, request, claim or demand by a Governmental Entity or as a reasonable response to any claim or demand by any other person that is not an affiliate of HoldCo or (z) in connection with a condition first discovered as a result of construction activities commencing after the Closing Date at, on or beneath the Premises, so long as such construction activities are undertaken in connection with (1) with respect to any portion of the Premises consisting of the parcels of real property on which the Plant is located, a use substantially related to the use of such Premises as of the Closing Date or (2) with respect to any other portion of the Premises, an industrial use of such Premises.

(c) HoldCo shall acquire the Transferred Assets free and clear of all liabilities, obligations and commitments of Ashland, other than the Assumed Liabilities, and free and clear of all Liens, other than Permitted Liens (as defined in Section 6.01(b)) and other than any Lien pursuant to the HoldCo Borrowing arrangements or arising from actions or inactions of any of the Marathon Parties or their affiliates (and not of any of the Ashland Parties or their affiliates).

SECTION 1.04. Consents of Third Parties. (a) Notwithstanding anything to the contrary in this Agreement, this Agreement shall not constitute an agreement to assign any asset or any claim or right or any benefit arising under or resulting from such asset, or to assume any liability, obligation or commitment, if an attempted assignment or assumption thereof, without the Consent of a third party, would constitute a breach or other contravention of the rights of such third party, would be ineffective with respect to any party to an agreement concerning such asset, liability, obligation or commitment, or would in any way adversely affect the rights of Ashland or, upon transfer, HoldCo with respect to such asset, liability, obligation or commitment. If any transfer or assignment by Ashland, or any assumption by HoldCo, of any interest in, or liability, obligation or commitment under, any asset requires the Consent of a third party, then such transfer or assignment or assumption shall be made subject to such Consent being obtained. Except as set forth in Section 1.04(b), Ashland shall not have any liability or obligation under this Agreement arising out of or relating to the failure to obtain any such Consent that may be required in connection with the Transactions contemplated by this Agreement or because of any circumstances resulting therefrom, in each case so long as Ashland shall have complied with its obligation under Section 9.11 of the Master Agreement to use its reasonable best efforts to obtain such Consents. Subject to Section 1.04(b), no representation, warranty or covenant of Ashland herein shall be breached or deemed breached, and no condition shall be deemed not satisfied, as a result of (i) the failure to obtain any such Consent, (ii) any circumstances resulting therefrom or (iii) any Claim or investigation commenced or threatened by or on behalf of any person arising out of or relating to the failure to obtain any such Consent or any circumstances resulting therefrom, in each case so long as Ashland shall have complied with its obligation under Section 9.11 of the Master Agreement to use its reasonable best efforts to obtain such Consents.

(b) If any such Consent is not obtained prior to the Closing, the Closing shall nonetheless take place on the terms set forth herein and, thereafter, Ashland and HoldCo shall cooperate (at their own expense) in any lawful and reasonable arrangement proposed by HoldCo under which HoldCo shall obtain the economic claims, rights and benefits under the asset, claim or right with respect to which the Consent has not been obtained in accordance with this Agreement. Such reasonable arrangement may include (i) the subcontracting, sublicensing or subleasing to HoldCo of any and all rights of Ashland against the other party to such third-party agreement arising out of a breach or cancellation thereof by the other party and (ii) the enforcement by Ashland of such rights. With respect to the Assigned Contracts listed in Section 1.04(b) of the Maleic Business Disclosure Letter, if the provision of such economic claims, rights and benefits to HoldCo shall violate the rights of such other party, Ashland shall otherwise compensate HoldCo for the reasonable value, if any, of such economic claims, rights and benefits, so long as HoldCo shall have complied with its obligations under the first sentence of this Section 1.04(b).

SECTION 1.05. Closing Current Assets Adjustment. (a) Within 60 days after the Closing Date, Ashland shall prepare and deliver to HoldCo a statement (the “Statement”), setting forth Current Assets (as defined in Section 1.05(d)) as of the close of business on the Closing Date (“Closing Current Assets”). A physical inventory shall be conducted jointly by Ashland and Marathon on or prior to the Closing Date, in accordance with Section 1.05(a) of the Maleic Business Disclosure Letter, for the purpose of preparing the Statement.

(b) During the 30-day period following HoldCo’s receipt of the Statement, HoldCo and its Representatives shall be permitted to review the working papers relating to the Statement. The Statement shall become final and binding upon the parties on the 15th day following delivery thereof, unless HoldCo gives written notice of its disagreement with the Statement (a “Notice of Disagreement”) to Ashland prior to such date. Any Notice of Disagreement shall (i) specify in reasonable detail the nature of any disagreement so asserted and (ii) only include disagreements based on mathematical errors or based on Closing Current Assets not being calculated in accordance with this Section 1.05. If a Notice of Disagreement is received by Ashland in a timely manner, then the Statement (as revised in accordance with this sentence) shall become final and binding upon Ashland and HoldCo on the earlier of (A) the date Ashland and HoldCo resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement or (B) the date any disputed matters are finally resolved in writing by the Accounting Firm (as defined below). During the 30-day period following the delivery of a Notice of Disagreement, Ashland and HoldCo shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. At the end of such 30-day period, Ashland and HoldCo shall submit to an independent accounting firm (the “Accounting Firm”) for arbitration any and all matters that remain in dispute and were properly included in the Notice of Disagreement, in the form of a written brief. The Accounting Firm shall be KPMG LLP or, if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm as shall be agreed upon by the parties hereto in writing. Ashland and HoldCo shall instruct the Accounting Firm to render a decision resolving the matters submitted to the Accounting Firm within 30 days following submission. Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced. The cost of any arbitration (including the fees and expenses of the Accounting Firm and reasonable attorney fees and expenses of the parties) pursuant to this Section 1.05 shall be borne by HoldCo and Ashland in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the matters submitted. The fees and disbursements of Ashland’s Representatives incurred in connection with their preparation of the Statement and their review of any Notice of Disagreement shall be borne by Ashland, and the fees and disbursements of HoldCo’s Representatives incurred in connection with its review of the Statement shall be borne by HoldCo.

(c) If Closing Current Assets is less than the line item comprising Current Assets on the Balance Sheet (as defined in Section 3.01) (“Target Current Assets”), Ashland shall, and if Closing Current Assets is more than Target Current Assets, HoldCo shall, within 10 business days after the Statement becomes final and binding on the parties, make payment by wire transfer in immediately available funds of the amount of such difference, together with interest thereon at a rate equal to the rate of interest from time to time announced publicly by Citibank, N.A., as its prime rate, calculated on the basis of the actual number of days elapsed divided by 365, from the Closing Date to the date of payment.

(d) The term “Current Assets” means the current assets of the Maleic Business, calculated in the same way, using the same methods, as the line item comprising current assets on the Balance Sheet, other than any current assets relating to any Tax (as defined in the Tax Matters Agreement); provided, however, that any liabilities, obligations or commitments of Ashland under any maleic anhydride product exchange agreements in effect as of the Closing Date shall be deducted, on a dollar for dollar basis, from current assets for purposes of determining Closing Current Assets under this Section 1.05. The foregoing principles are referred to in this Agreement as the “Balance Sheet Principles”. The parties acknowledge that the adjustment contemplated by this Section 1.05 is intended solely to show the change in Current Assets from the date of the Balance Sheet to the Closing Date, and that such change can only be measured if the calculation is done in the same way, using the same methods, for both dates. The scope of the disputes to be resolved by the Accounting Firm shall be limited to whether Closing Current Assets was calculated in accordance with the Balance Sheet Principles, and whether there were mathematical errors in the Statement, and the Accounting Firm is not to make any other determination, including any determination as to whether GAAP was followed for the Balance Sheet or the Statement. Any items on or omissions from the Balance Sheet that are based upon errors of fact or mathematical errors or that are not in accordance with GAAP shall be retained for purposes of calculating Closing Current Assets.

(e) Following the Closing, HoldCo shall not modify the accounting books and records of the Maleic Business on which the Statement is to be based that would in any way affect the Balance Sheet or the

Statement. Without limiting the generality of the foregoing, no changes shall be made in any reserve or other account existing as of the date of the Balance Sheet that would in any way affect the Balance Sheet or the Statement except, in the case of the Statement, as a result of events occurring after the date of the Balance Sheet and, in such event, only in a manner consistent with past practices of the Maleic Business. HoldCo shall cooperate in the preparation of the Statement. HoldCo acknowledges that Ashland shall have the primary responsibility and authority for preparing the Statement. During the period of time from and after the Closing Date through the resolution of any adjustment with respect to Closing Current Assets contemplated by this Section 1.05, HoldCo shall afford to Ashland and its Representatives reasonable access during normal business hours to all the properties, books, contracts, personnel and records of the Maleic Business relevant to the preparation of the Statement and the adjustment contemplated by this Section 1.05.

SECTION 1.06. Tax Matters. Notwithstanding anything to the contrary in this Agreement, the rights, responsibilities and obligations of the parties with respect to any Taxes or Tax Items (in each case as defined in the Tax Matters Agreement) related to or arising from the ownership or operation of the Maleic Business shall be determined pursuant to the Tax Matters Agreement.

SECTION 1.07. Neville Island Maleic Assets Provisions.

(a) During the Option Period (as defined below), HoldCo shall be entitled to elect to purchase from Ashland all of Ashland’s right, title and interest in, to and under the assets of the maleic anhydride portion of the plant (the “Neville Island Maleic Facility”) located at Neville Island, Pennsylvania and the assets that are used, held for use or intended to be used exclusively in the maintenance or operation of the Neville Island Maleic Facility (collectively, the “Neville Island Maleic Assets”) by providing written notice to Ashland of such election (the “Option Notice”). For the avoidance of doubt, the Neville Island Maleic Assets shall not include any of the assets that are used, held for use or intended to be used in the unsaturated polyester resin portion of the plant located at Neville Island, Pennsylvania. If HoldCo exercises its right to purchase hereunder, (i) the purchase price for the Neville Island Maleic Assets shall be equal to the fair market value of the Neville Island Maleic Assets, determined, as of the date on which HoldCo delivers the Option Notice to Ashland, by Morgan Joseph & Co. Inc. (or such other independent investment banking or appraisal firm as may be agreed upon by Ashland and HoldCo after the Closing Date), using the same valuation methodology used by Morgan Joseph & Co. Inc. for purposes of establishing the value of the Maleic Business in connection with the Transactions being effected on the Closing Date under the Master Agreement, (ii) Ashland and HoldCo shall use their reasonable best efforts to cause the closing of the purchase and sale of the Neville Island Maleic Assets to occur within 60 days of the date on which HoldCo delivers the Option Notice to Ashland and (iii) the other terms of the purchase and sale transaction shall be negotiated in good faith between Ashland and HoldCo, provided that such terms and conditions shall be substantially consistent with the terms and conditions applicable to the Transactions effected pursuant to this Agreement. Ashland shall provide HoldCo at least two months’ prior written notice of the commencement of permanent demolition or disassembly of the Neville Island Maleic Facility. “Option Period” means the period beginning on the Closing Date and terminating and expiring upon the earliest to occur of (i) 60 days after the date of a prior written notice to HoldCo by Ashland of the commencement of permanent demolition or disassembly of the Neville Island Maleic Facility (provided that commencement of such permanent demolition or disassembly of the Neville Island Maleic Facility occurs promptly thereafter), (ii) the sale of the Neville Island Maleic Assets to HoldCo or a third party (provided that, in the case of a sale to a third party, Ashland shall have complied with Section 1.07(b))or (iii) the fifth anniversary of the Closing Date.

(b) Ashland shall be free to negotiate with any third party to sell, transfer or otherwise dispose of all or any portion of the Neville Island Maleic Assets. Not fewer than 30 days nor more than 90 days prior to any proposed sale, transfer or other disposition of all or substantially all of the Neville Island Maleic Assets to a third party prior to the expiration of the Option Period, Ashland shall provide HoldCo a written notice (the “Proposed Sale Notice”), which shall (i) set forth the name of the proposed purchaser and the principal terms and conditions of the proposed transaction, including the consideration proposed to be received by Ashland in such transaction and the proposed date for the closing of such transaction, and (ii) offer to sell the Neville Island Maleic Assets to HoldCo on the same terms and conditions described in the Proposed Sale Notice (provided, however, that if any part of the consideration to be received by Ashland described in the Proposed Sale Notice is in a form other than cash, HoldCo shall be entitled to pay cash in an amount equal to the fair market value of such consideration, as determined by an independent investment banking or appraisal firm agreed upon by HoldCo and Ashland). If HoldCo desires to purchase the Neville Island Maleic Assets on such terms and conditions, it shall provide written notice of its election to do so (the “Exercise Notice”) to Ashland on or before the 30th day after the date HoldCo receives the Proposed Sale Notice, and thereafter Ashland and HoldCo shall use their reasonable best efforts to cause the closing of HoldCo’s purchase on such terms and conditions to occur on the proposed date for the closing of the transaction set forth in the Proposed Sale Notice. In the event HoldCo does not give Ashland the Exercise Notice or an Option Notice on or prior to the 30th day after the date HoldCo receives the Proposed Sale Notice, then, during the immediately following 60-day period, Ashland may sell all or substantially all of the Neville Island Maleic Assets to the proposed purchaser named in the Proposed Sale Notice on terms and conditions which are not materially less favorable, taken as a whole, to such proposed purchaser than the terms and conditions set forth in the Proposed Sale Notice. In the event that Ashland shall not have consummated the sale of all or substantially all of the Neville Island Maleic Assets to such proposed purchaser within such 60-day period, any subsequent proposed sale of all or substantially all of the Neville Island Maleic Assets shall once again be subject to the terms of this Section 1.07(b).

(c) Notwithstanding anything to the contrary in this Agreement, HoldCo agrees that the provisions of this Section 1.07 shall be subject in all respects (i) to the provisions of any Contract relating to the Neville Island Maleic Assets entered into prior to the date of this Agreement, including each of the Asset Purchase Agreement, the Services Agreement, the Irrevocable Easement Agreement and the Confidentiality Agreement (as such Contracts may be amended, modified or supplemented from time to time) in each case dated as of April 28, 1995, between Aristech Chemical Corporation and Ashland, (ii) to the rights, responsibilities and obligations of the parties to each such agreement and their respective successors and assigns and (iii) to the receipt of all Consents that must be obtained by virtue of the consummation of the sale, transfer or other disposition of any of the Neville Island Maleic Assets. HoldCo acknowledges that the Consent of Sunoco, Inc. shall be required in order to consummate the sale, transfer or other disposition of any of the Neville Island Maleic Assets by Ashland to HoldCo. Ashland makes no representations or warranties of any kind, express or implied, relating to the receipt of such Consent. Ashland and HoldCo shall each use their reasonable best efforts to obtain such Consent; provided, however, that they shall not be required to make any payment to any person in order to obtain such Consent. Ashland shall not have any liability or obligation whatsoever arising out of or relating to any failure to obtain such Consent, so long as Ashland shall have used its reasonable best efforts to obtain such Consent.

ARTICLE II

The Closing

SECTION 2.01. Closing Date. The closing of the Maleic Assignment and Assumption will occur at the Closing, subject only to the satisfaction or waiver of the conditions to Closing in accordance with the terms of the Master Agreement.

SECTION 2.02. Transactions To Be Effected at the Closing. At the Closing, in accordance with Section 1.01(a) of the Master Agreement:

(a) Ashland shall deliver to HoldCo an executed deed (in recordable form) in the form attached hereto as Exhibit A;

(b) Ashland and HoldCo shall enter into an assignment and assumption document, in the form attached hereto as Exhibit B, providing for the assignment of the Transferred Assets and the assumption of the Assumed Liabilities;

(c) The parties thereto shall enter into a supply agreement in the form attached hereto as Exhibit C (the “Maleic Supply Agreement”); and

(d) The parties thereto shall enter into a transition services agreement in the form attached hereto as Exhibit D (the “Transition Services Agreement”).

ARTICLE III

Representations and Warranties of Ashland

Ashland hereby represents and warrants to HoldCo that, as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except to the extent any such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except as set forth in the letter referencing this Agreement, dated as of the date of this Agreement, from Ashland to HoldCo (the “Maleic Business Disclosure Letter”):

SECTION 3.01. Financial Statements. Section 3.01 of the Maleic Business Disclosure Letter sets forth the unaudited combined statement of tangible assets to be sold as of September 30, 2003 (the “Balance Sheet”), the unaudited combined statement of tangible assets to be sold as of December 31, 2003, the unaudited combined statement of income before taxes for the year ended September 30, 2003 and the unaudited combined statement of income before taxes for the three months ended December 31, 2003, together with the notes to such financial statements, in each case of the Maleic Business (such financial statements and the notes thereto, the “Financial Statements”). The Financial Statements present fairly, in all material respects, the tangible assets to be sold (in each case with Ashland’s aggregate liabilities, obligations and commitments under maleic anhydride product exchange agreements outstanding as of the applicable balance sheet date being reflected as an offset to Ashland’s aggregate accounts receivable relating to maleic anhydride product exchange agreements outstanding as of the applicable balance sheet date) and income before taxes of the Maleic Business as of the dates and for the periods indicated, in conformity with GAAP (subject, in the case of the interim financial statements as of and for the period ended December 31, 2003, to normal, recurring year-end adjustments).

SECTION 3.02. Assets Other than Real Property Interests. Ashland has, or as of the Closing Date will have, and at the Closing Ashland will transfer (subject to the consummation of the Closing on the Closing Date in accordance with the terms of Article I of the Master Agreement) to HoldCo, good and valid title to all Transferred Assets in each case free and clear of all Liens (other than any Lien pursuant to the HoldCo Borrowing arrangements or arising from actions or inactions of any of the Marathon Parties or their affiliates (and not of any of the Ashland Parties or their affiliates)), except Permitted Liens. This Section 3.02 does not relate to real property or interests in real property, such items being the subject of Section 3.03.

SECTION 3.03. Real Property. (a) Section 3.03 of the Maleic Business Disclosure Letter sets forth a complete list of all real property and interests in real property owned in fee by Ashland and any of the other Ashland Parties and used, held for use or intended to be used exclusively in the operation or conduct of the Maleic Business, other than any such property or interest constituting an Excluded Asset (individually, an “Owned Property”). Section 3.03 of the Maleic Business Disclosure Letter sets forth a complete list of all real property and interests in real property leased by Ashland and used, held for use or intended to be used exclusively in the operation or conduct of the Maleic Business, other than any such property or interest constituting an Excluded Asset (individually, a “Leased Property”).

(b) Ashland has, or as of the Closing Date will have, and at the Closing Ashland will transfer (subject to the consummation of the Closing on the Closing Date in accordance with the terms of Article I of the Master Agreement) to HoldCo, good and marketable fee title to all Owned Property and good and valid title to the leasehold estates in all Leased Property, in each case free and clear of all Liens (other than any Lien pursuant to the HoldCo Borrowing arrangements or arising from actions or inactions of any of the Marathon Parties or their affiliates (and not of any of the Ashland Parties or their affiliates)), except Permitted Liens.

SECTION 3.04. Intellectual Property; Technology. (a) The conduct of the Maleic Business as presently conducted does not violate, conflict with or infringe the Intellectual Property (as defined in Section 6.01(b)) of any other person, except for such violations, conflicts or infringements that have not had and would not reasonably be expected to have a Maleic Business Material Adverse Effect (as defined in Section 6.01(b)). During the past 12 months Ashland has not received any written communication alleging that Ashland has in the conduct of the Maleic Business violated any rights relating to Intellectual Property of any other person. Except for the Assigned Technology, there is no material Technology or Intellectual Property of Ashland that is used, held for use or intended to be used in the operation or conduct of the Maleic Business.

(b) Except as would not reasonably be expected to have a Maleic Business Material Adverse Effect, (i) all confidential Assigned Technology has been maintained in confidence in accordance with protection procedures customarily used by Ashland to protect rights of like importance; (ii) Ashland has not granted any license of any kind relating to any Assigned Technology, except non-exclusive licenses to end-users in the ordinary course of business; (iii) no Claim against or involving Ashland regarding the ownership, validity, enforceability, effectiveness or use of any Assigned Technology is pending or, to the knowledge of Ashland, threatened; and (iv) no Consent of any person will be required for the use of the Assigned Technology by HoldCo in connection with the operation or conduct of the Maleic Business immediately following the Closing as presently conducted by Ashland.

SECTION 3.05. Contracts. (a) Except for Contracts that will not be binding on the Transferred Assets or the Maleic Business after the Closing, Ashland is not a party to or bound by any Contract that is used, held for use or intended to be used exclusively in, or that arises exclusively out of, the operation or conduct of the Maleic Business (other than (x) the Transaction Agreements and the Ancillary Agreements and (y) Assigned Contracts entered into after the date of this Agreement in the ordinary course of business and not otherwise in violation of this Agreement) that is:

(i) a covenant not to compete that limits the conduct of the Maleic Business as presently conducted;

(ii) a Contract with (A) Ashland or any affiliate of Ashland or (B) any officer, director or employee of Ashland or any of its affiliates, in each case other than Contracts that will be terminated as of the Closing;

(iii) a lease, sublease or similar Contract with any person under which Ashland is a lessor or sublessor of, or makes available for use to any person, all or any portion of the Premises;

(iv) a lease, sublease or similar Contract with any person under which (A) Ashland is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any person or (B) Ashland is a lessor or sublessor of, or makes available for use by any person, any tangible personal property owned or leased by Ashland, in any such case that has an aggregate future liability or receivable, as the case may be, in excess of $100,000 and is not terminable by Ashland by notice of not more than 30 days without payment or penalty of any kind;

(v) (A) a continuing Contract for the future purchase of materials, supplies or equipment (other than purchase orders for inventory in the ordinary course of business consistent with past practice), (B) a management, service, consulting or other similar Contract or (C) an advertising agreement or arrangement, in any such case that has an aggregate future liability to any person in excess of $100,000 and is not terminable by Ashland by notice of not more than 30 days without payment or penalty of any kind;

(vi) a Contract (including a sales order) involving the obligation of Ashland to deliver products or services for payment of more than $100,000 or extending for a term more than 90 days from the date of this Agreement (unless terminable without payment or penalty of any kind upon no more than 30 days’ notice);

(vii) (A) a Contract under which Ashland has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any person or (B) any other note, bond, debenture, letter of credit, financial assurance requirement or other evidence of indebtedness issued to any person;

(viii) a Contract (including any so-called take-or-pay or keepwell agreement) under which (A) any person has directly or indirectly guaranteed indebtedness, liabilities or obligations of Ashland or (B) Ashland has directly or indirectly guaranteed indebtedness, liabilities or obligations of any other person (in each case other than endorsements for the purpose of collection in the ordinary course of business);

(ix) a Contract under which Ashland has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any person (other than extensions of trade credit in the ordinary course of the Maleic Business), in any such case that, individually, is in excess of $100,000;

(x) a Contract granting a Lien (other than Permitted Liens) upon the Premises; or

(xi) any other Contract that has an aggregate future liability to any person (other than Ashland) in excess of $100,000 and is not terminable by Ashland by notice of not more than 30 days without payment or penalty of any kind (other than purchase orders and sales orders).

As of the date of this Agreement, neither the Transferred Assets nor the Maleic Business is bound by or subject to any Contract of any of the types referred to in clauses (i) through (xi) of this Section 3.05(a), applying the thresholds set forth therein, that will be binding on any of the Transferred Assets or the Maleic Business after the Closing Date.

(b) All Contracts listed in the Maleic Business Disclosure Letter are valid, binding and in full force and effect and are enforceable by Ashland in accordance with their terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to equitable principles of general applicability, except for such failures to be valid, binding, in full force and effect or enforceable that have not had and would not reasonably be expected to have a Maleic Business Material Adverse Effect. Ashland has performed all obligations required to be performed by it to date under the Assigned Contracts, and it is not in breach or default thereunder and, to the knowledge of Ashland, no other party to any Assigned Contract is in breach or default thereunder, in each case except for such noncompliance, breaches and defaults that have not had and would not reasonably be expected to have a Maleic Business Material Adverse Effect. Ashland has not received any notice of the intention of any party to terminate any Assigned Contract listed in any section of the Maleic Business Disclosure Letter.

(c) Section 3.05(c) of the Maleic Business Disclosure Letter sets forth each Assigned Contract with respect to which the Consent of the other party or parties thereto must be obtained by virtue of the execution and delivery of this Agreement or the consummation of the Maleic Assignment and Assumption to avoid the invalidity of the transfer of such Contract, the termination thereof, a breach, violation or default thereunder or any other change or modification to the terms thereof, other than any such invalidity, termination, breach, violation, default, change or modification that would not reasonably be expected to have a Maleic Business Material Adverse Effect.

SECTION 3.06. Permits. Section 3.06 of the Maleic Business Disclosure Letter sets forth all certificates, licenses, permits, authorizations, Consents and approvals issued or granted to Ashland by, and all exemptions of, or registrations or filings with, Governmental Entities (“Permits”), that are used, held for use or intended to be used exclusively in the operation or conduct of the Maleic Business, except for those Permits the absence of which would not reasonably be expected to have a Maleic Business Material Adverse Effect. All such Permits are transferable by Ashland to HoldCo. All Assigned Permits are validly held by Ashland, and Ashland has complied with the terms and conditions thereof, except for any such invalidity or non-compliance that would not reasonably be expected to have a Maleic Business Material Adverse Effect. Ashland has not received written notice of any Claims relating to the revocation or modification of any Assigned Permits except for any such

Claims that would not reasonably be expected to have a Maleic Business Material Adverse Effect. None of the Assigned Permits is subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or the consummation of the Maleic Assignment and Assumption, except for any such suspensions, modifications, revocations or nonrenewals that would not reasonably be expected to have a Maleic Business Material Adverse Effect. This Section 3.06 does not relate to environmental matters, such items being the subject of Section 3.11(b).

SECTION 3.07. Condition of Transferred Assets. The Transferred Assets are in good operating condition and repair (ordinary wear and tear excepted) and are suitable for their current uses, except where the failure of the Transferred Assets to be in good operating condition or repair or to be suitable for such uses would not reasonably be expected to have a Maleic Business Material Adverse Effect.

SECTION 3.08. Claims. Section 3.08 of the Maleic Business Disclosure Letter sets forth a list of each Claim pending or, to the knowledge of Ashland, threatened against, or as to which a notice has been received as of the date of this Agreement by, Ashland (and, as to complaints, which have been served on Ashland) and that involves an amount in controversy of more than $100,000. This Section 3.08 does not relate to environmental matters, such items being the subject of Section 3.11(b), or to employee or labor matters, such items being the subject of Section 3.12.

SECTION 3.09. Benefit Plans. (a) Section 3.09 of the Maleic Business Disclosure Letter contains a list of all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), maintained or contributed to by Ashland for the benefit of any officers or employees of the Maleic Business (“Maleic Pension Plans”) and all “employee welfare benefit plans” (as defined in Section 3(1) of ERISA), bonus, stock option, stock purchase, deferred compensation plans or arrangements and other employee fringe benefit plans maintained, or contributed to, by Ashland or any of its affiliates for the benefit of one or more current or former employees of the Maleic Business (other than any former employee of the Maleic Business who became employed by MAP or any of its subsidiaries following termination of employment with Ashland or any of its affiliates) (each, a “Maleic Business Employee”) (all the foregoing, including Maleic Pension Plans, being herein called “Maleic Benefit Plans”). Ashland has provided to Marathon true, complete and correct copies of (i) each Maleic Benefit Plan (or, in the case of any unwritten Maleic Benefit Plans, fair and accurate summary descriptions thereof), (ii) the two most recent annual reports on Form 5500 filed with the Internal Revenue Service with respect to each Maleic Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Maleic Benefit Plan for which such a summary plan description is required and (iv) each trust agreement, group annuity contract or other funding and financing arrangement relating to any Maleic Benefit Plan.

(b) There does not exist as of the date of this Agreement, nor do any circumstances exist as of the date of this Agreement that would reasonably be expected to result in, any Employee Benefits Liability (as defined below), whether under any Maleic Benefit Plan or otherwise, that would reasonably be expected to become a liability of HoldCo or any of its affiliates at or after the Closing. “Employee Benefits Liability” means any liability of Ashland or any entity required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code with Ashland prior to the Closing under (i) Sections 302, 405, 409 or Title IV of ERISA, (ii) Section 412, 4971 or 4975 of the Code or (iii) Sections 601 et. seq. and 701 et seq. of ERISA and Section 4980B and Sections 9801 et seq. of the Code.

SECTION 3.10. Absence of Changes or Events. From the date of the Balance Sheet to the date of this Agreement, there has not been any event, change, effect or development (i) that, individually or in the aggregate, has had or would reasonably be expected to have a Maleic Business Material Adverse Effect or (ii) that would have been prohibited by Section 4.01 if the terms of such section had been in effect as of and after the date of the Balance Sheet.

SECTION 3.11. Compliance with Laws. (a) The Maleic Business is in compliance with all applicable Laws, including those relating to occupational health and safety, except for instances of noncompliance that would not reasonably be expected to have a Maleic Business Material Adverse Effect. To the knowledge of Ashland, Ashland has not received any written communication from a Governmental Entity that alleges that the Maleic Business is not in compliance in any material respect with any applicable Law that has not been finally resolved with such Governmental Entity. This Section 3.11(a) does not relate to matters with respect to Taxes, which are the subject of the Tax Matters Agreement, or to environmental matters, which are the subject of Section 3.11(b).

(b) Except for such matters that would not reasonably be expected to have a Maleic Business Material Adverse Effect, (i) to the knowledge of Ashland, Ashland has not received any written communication from a Governmental Entity that alleges that the Maleic Business is in violation of any Environmental Law that has not been finally resolved with such Governmental Entity, (ii) Ashland holds all Permits required to conduct the Maleic Business under any applicable Environmental Law, and is and at all times has been in compliance with all Environmental Laws and the terms and conditions of such Permits, (iii) there are no Environmental Claims (as defined below) pending, or to the knowledge of Ashland, threatened against Ashland and (iv) there have been no Releases (as defined below) of any Hazardous Material (as defined below) at or originating from the Premises, and no Hazardous Materials have been handled, generated, stored, transported or disposed of by the Maleic Business, in each case that would reasonably be expected to form the basis of an Environmental Claim against Ashland. The term “Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, orders, demands, directives, claims, liens, investigations, proceedings or written notices of noncompliance or violation by or from any person alleging liability of whatever kind or nature arising out of, based on or resulting from (x) the presence or Release of, or exposure to, any Hazardous Materials; or (y) the failure to comply with any Environmental Law. The term “Environmental Laws” means all applicable federal, state, local and foreign laws, rules, regulations, orders, decrees, judgments, legally binding agreements or environmental Permits issued, promulgated or entered into by or with any Governmental Entity, relating to the protection of the environment, the protection of the public welfare from actual or potential exposure, or the effects from exposure, to any actual or potential release, discharge, disposal or emission (whether past or present) of any Hazardous Materials or the manufacture, processing, distribution, use, treatment, labeling, storage, disposal, transport or handling of any Hazardous Materials. The term “Hazardous Materials” means all explosive or regulated radioactive materials or substances, hazardous or toxic substances, wastes or chemicals, petroleum (including crude oil or any fraction thereof) or petroleum distillates, asbestos or asbestos containing materials, and any other material, chemical substance or waste that in relevant form or concentration is prohibited, limited or regulated (or the cleanup of which can be required) pursuant to any Environmental Law and all substances that require special handling, storage or disposal procedures or whose handling, storage or disposal procedures is in any way regulated, in any case under any applicable Law for the protection of the health, safety and environment. The term “Release” means any spill, emission, leaking, dumping, injection, deposit, disposal, discharge, dispersal, leaching, emanation or migration of any Hazardous Materials into or through the environment (including ambient air, surface water, ground water, soils, land surface, subsurface strata or workplace).

SECTION 3.12. Employee and Labor Matters. Except as would not reasonably be expected to have a Maleic Business Material Adverse Effect (i) there is not any, and during the past three years there has not been any, labor strike, dispute, work stoppage or lockout pending against the Maleic Business; (ii) to the knowledge of Ashland, no union organizational campaign is in progress with respect to the Maleic Business Employees and no question concerning representation of such employees exists; (iii) Ashland is not engaged in any unfair labor practice in connection with the conduct of the Maleic Business; (iv) there are not any unfair labor practice charges or complaints against Ashland pending before the National Labor Relations Board in connection with the conduct of the Maleic Business; (v) there are not any pending union grievances against Ashland in connection with the conduct of the Maleic Business as to which there is a reasonable possibility of adverse determination; (vi) there are not any pending charges in connection with the conduct of the Maleic Business against Ashland or any Maleic Business Employee before the Equal Employment Opportunity Commission or any state or local agency responsible for the prevention of unlawful employment practices; and (vii) Ashland has not received written notice during the past three years of the intent of any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation of the Maleic Business.

SECTION 3.13. Sufficiency of Transferred Assets. Except for the exclusion of the Excluded Assets and assuming that (i) HoldCo has the ability to provide to the Maleic Business all corporate-level services of the type that are currently provided to the Maleic Business by Ashland or any of its affiliates and (ii) the services to be provided by Ashland to HoldCo pursuant to the Transition Services Agreement will be provided as contemplated therein, the Transferred Assets are sufficient for the operation and conduct of the Maleic Business immediately following the Closing in substantially the same manner as currently operated and conducted, other than any insufficiency that would not reasonably be expected to have a Maleic Business Material Adverse Effect.

SECTION 3.14. Inventory. Except as would not reasonably be expected to have a Maleic Business Material Adverse Effect, the Inventory is generally of a quality usable or salable in the ordinary course of the Maleic Business.

SECTION 3.15. Receivables. Except as would not reasonably be expected to have a Maleic Business Material Adverse Effect, the Receivables have been collected, or are valid and enforceable claims arising in the ordinary course of business and are, in the good faith belief of Ashland’s management, collectible, in the aggregate respective amounts so reflected on the Balance Sheet, net of the applicable reserves (if any) reflected on the Balance Sheet. Section 3.15 of the Maleic Business Disclosure Letter sets forth, as of the date of this Agreement, all accounts receivable of Ashland arising out of the operation or conduct of the Maleic Business which presently remain unpaid and are owed by a debtor in any case under the Bankruptcy Code or any other Law relating to bankruptcy or insolvency.

ARTICLE IV

Covenants

SECTION 4.01. Covenants of Ashland Relating to Conduct of Maleic Business. (a) Except for matters set forth in Section 4.01 of the Maleic Business Disclosure Letter or otherwise contemplated by the Transaction Agreements, from the date of this Agreement to the Closing, Ashland shall conduct the Maleic Business in the usual, regular and ordinary course in substantially the same manner as previously conducted, including completion of the maintenance “turnaround” of the Plant currently scheduled for June 2004 and, to the extent not included in such turnaround, the item referred to in Section 3.10 of the Maleic Business Disclosure Letter and items 1, 2, 3, 4 (except to the extent that work with respect to such item is projected to be conducted during Ashland’s 2005 fiscal year), 5, 6 and 7 in the capital expenditure budget set forth in Section 4.01(a)(v) of the Maleic Business Disclosure Letter. Without limiting the generality of the foregoing, Ashland shall use its reasonable best efforts to (i) preserve the material business relationships of the Maleic Business with customers, suppliers, distributors and others with whom Ashland deals in connection with the conduct of the Maleic Business in the ordinary course of business and retain its present employees who are involved in the operation of the Maleic Business, (ii) maintain the Transferred Assets, including those held under leases, in as good operating condition and repair (ordinary wear and tear excepted) as at present, and maintain all Permits set forth in Section 3.06 of the Maleic Business Disclosure Letter, (iii) perform in all material respects its obligations under Assigned Contracts and (iv) comply in all material respects with all applicable Laws relating to the Maleic Business or any of the Transferred Assets. In addition, except as set forth in Section 4.01 of the Maleic Business Disclosure Letter or otherwise contemplated by the Transaction Agreements, Ashland shall not do any of the following in connection with the Maleic Business without the prior written consent of Marathon (which consent shall not be unreasonably withheld or delayed):

(i) adopt, establish or amend in any material respect any Maleic Benefit Plan (or any plan that would be a Maleic Benefit Plan if adopted or established) in a manner affecting any Maleic Business Employee, except as required by applicable Law or as would relate to a substantial number of other similarly situated employees of Ashland and its subsidiaries;

(ii) grant to any Maleic Business Employee any increase in compensation or benefits, except in the ordinary course of business and consistent with past practice or as may be required under existing Contracts set forth in Section 3.05 of the Maleic Business Disclosure Letter and except for any increases for which Ashland shall be solely obligated and which will not result in any incremental compensation that will be payable by HoldCo after the Closing Date pursuant to Section 4.03(a);

(iii) subject any Transferred Asset to any Lien of any nature whatsoever that would have been required to be set forth in Sections 3.02 or 3.03 of the Maleic Business Disclosure Letter if existing on the date of this Agreement;

(iv) waive any claims or rights of substantial value to the extent relating to any Transferred Asset;

(v) make or incur any capital expenditures (of a non-emergency nature) that relate to the Maleic Business and that are not reflected in the capital expenditure budget set forth in Section 4.01(a)(v) of the Maleic Business Disclosure Letter and that, individually, are in excess of $100,000 or that, in the aggregate, are in excess of $500,000, except for any such capital expenditures for which Ashland shall be solely obligated, provided, however, that if Ashland makes or incurs a capital expenditure that relates exclusively to the Maleic Business and is not reflected in the capital expenditure budget set forth in Section 4.01(a)(v) of the Maleic Business Disclosure Letter, and if Marathon agrees in writing to cause HoldCo to reimburse Ashland for such capital expenditure, then HoldCo shall, promptly after the Closing, reimburse Ashland for such capital expenditure;

(vi) sell, lease, license or otherwise dispose of any Transferred Assets, except (A) inventory, supplies and obsolete or excess equipment sold or disposed of in the ordinary course of business and (B) leases entered into in the ordinary course of business with aggregate annual lease payments not in excess of $50,000;

(vii) enter into or amend any employee collective bargaining agreement or other Contract with any labor union;

(viii) commit an intentional material breach of or waive any material rights under any material Assigned Contract or any material Permit, or amend or terminate any material Assigned Contract or any material Permit if the result of any such amendment or termination would be materially adverse to HoldCo; or

(ix) authorize, or commit or agree to take, any of the foregoing actions.

(b) Advice of Changes. Ashland shall promptly advise Marathon in writing of any change or event that has had or would reasonably be expected to have a Maleic Business Material Adverse Effect.

(c) Insurance. Ashland shall use its reasonable best efforts to keep, or to cause to be kept, all insurance policies currently maintained with respect to the Transferred Assets (the “Ashland Insurance Policies”), or suitable replacements thereof, in full force and effect without interruption through the close of business on the Closing Date; it being understood that any and all Ashland Insurance Policies are owned and maintained by Ashland and its affiliates (and do not exclusively relate to the Maleic Business). HoldCo will not have any rights under the Ashland Insurance Policies from and after the Closing Date.

(d) Survey. During the 90-day period following the date of this Agreement, Ashland shall afford to HoldCo, Marathon and their respective Representatives reasonable access during normal business hours to the Premises for the purpose of conducting an ALTA land title survey (at Marathon’s expense) of the Premises and all appurtenant easements. Following the completion of that survey, a proper legal description of the Premises shall be prepared and shall be attached to the deed referred to in Section 2.02(a).

SECTION 4.02. Refunds and Remittances. After the Closing, if Ashland or any of its affiliates receive any refund or other amount which is a Transferred Asset or is otherwise properly due and owing to HoldCo or any of its affiliates in accordance with the terms of this Agreement, Ashland promptly shall remit, or shall cause to be remitted, such amount to HoldCo. After the Closing, if HoldCo or any of its affiliates receive any refund or other amount which is an Excluded Asset or is otherwise properly due and owing to Ashland or any of its affiliates in accordance with the terms of this Agreement, HoldCo promptly shall remit, or shall cause to be remitted, such amount to Ashland. After the Closing, if HoldCo or any of its affiliates receive any refund or other amount which is related to claims (including workers’ compensation), litigation, insurance or other matters for which Ashland or any of its affiliates is responsible hereunder, and which amount is not a Transferred Asset, or is otherwise properly due and owing to Ashland or any of its affiliates in accordance with the terms of this Agreement, HoldCo promptly shall remit, or cause to be remitted, such amount to Ashland. After the Closing, if Ashland or any of its affiliates receive any refund or other amount which is related to claims (including workers’ compensation), litigation, insurance or other matters for which HoldCo or any of its affiliates is responsible hereunder, and which amount is not an Excluded Asset, or is otherwise properly due and owing to HoldCo or any of its affiliates in accordance with the terms of this Agreement, Ashland promptly shall remit, or cause to be remitted, such amount to HoldCo.

SECTION 4.03. Employee Matters.

(a) Continuation of Employment. Effective as of the Closing, subject to Section 4.03(d), HoldCo or one or more of its affiliates shall offer employment (which shall include HoldCo’s compliance with its covenants set forth in this Section 4.03) to all Maleic Business Employees who on the Closing Date are actively at work (each, an “Active Maleic Business Employee”). For purposes of this Agreement, any Maleic Business Employee who is not actively at work on the Closing Date due solely to a leave of absence (including due to vacation, holiday, sick leave, maternity or paternity leave, military leave, jury duty, bereavement leave, injury or short-term disability), other than long-term disability, in compliance with applicable policies of Ashland or its affiliates shall be deemed an Active Maleic Business Employee. Each Maleic Business Employee who accepts such an offer of employment is referred to herein as a “Transferred Maleic Business Employee”. Immediately following the Closing, HoldCo shall, or shall cause one or more of its affiliates to, provide each Transferred Maleic Business Employee (i) with overall compensation that is at least equivalent to such Transferred Maleic Business Employee’s overall compensation in effect immediately prior to the Closing and (ii) subject to the provisions of this Section 4.03, with appropriate employee benefits as determined by HoldCo or such affiliate.

(b) Certain Welfare Benefits Matters. (i) Immediately following the Closing, HoldCo or one or more of its affiliates shall allow Transferred Maleic Business Employees to participate in benefit plans that provide for group welfare benefits including, for the avoidance of doubt, vacation and severance benefits (the “HoldCo Maleic Welfare Plans”). HoldCo shall grant to the Transferred Maleic Business Employees credit for service prior to the Closing with Ashland and its affiliates for all purposes under the HoldCo Maleic Welfare Plans (other than the HoldCo Retiree Medical Plan (as defined in Section 4.03(f))). HoldCo or its applicable affiliate shall (A) waive all limitations as to preexisting conditions, exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to the Transferred Maleic Business Employees and their dependents under the HoldCo Maleic Welfare Plans to the extent satisfied or waived under the applicable corresponding Maleic Benefit Plan immediately prior to the Closing and (B) provide each Transferred Maleic Business Employee and his or her eligible dependents with either pro-rated deductibles and co-payments for the balance of the year or credit for any co-payments and deductibles paid prior to the Closing in the calendar year in which the Closing Date occurs (or, if later, in the calendar year in which Transferred Maleic Business Employees and their dependents commence participation in the applicable HoldCo Maleic Welfare Plan) for purposes of satisfying any applicable deductible or out-of-pocket requirements under any HoldCo Maleic Welfare Plans in which the Transferred Maleic Business Employees participate. If credit for deductibles and co-payments is provided, Ashland shall provide or cause to be provided adequate data to implement that credit as HoldCo may reasonably request.

(ii) Ashland shall be responsible in accordance with its applicable welfare plans (and the applicable welfare plans of its affiliates) in effect prior to the Closing for all reimbursement claims (such as medical and dental claims) for expenses incurred, and for all non-reimbursement claims (such as life insurance claims) incurred, under such plans prior to the Closing by Transferred Maleic

Business Employees and their dependents, except that HoldCo shall be responsible for such claims to the extent such claims are reflected on the Statement or to the extent insured under an insurance policy of which HoldCo or its affiliates becomes the beneficiary and for which Ashland or its affiliates have paid the premium. HoldCo shall be responsible in accordance with the applicable welfare plans of HoldCo and its affiliates for all reimbursement claims (such as medical and dental claims) for expenses incurred, and for all non-reimbursement claims (such as life insurance claims) incurred, from and after the Closing by Transferred Maleic Business Employees and their dependents. For purposes of this Section 4.03(b)(ii), a claim shall be deemed to have been incurred on (A) the date of death or dismemberment in the case of claims under life insurance and accidental death and dismemberment policies or (B) the date on which the charge or expense giving rise to such claim is incurred (without regard to the date of inception of the related illness or injury or the date of submission of a claim related thereto) in the case of all other claims; provided, however, that in the event of a hospital stay that commences prior to the close of business on the Closing Date and ends after the close of business on the Closing Date, the cost thereof shall be apportioned between HoldCo and Ashland with Ashland responsible for that portion of the cost incurred prior to the close of business on the Closing Date and HoldCo responsible for the balance of such cost. Effective as of the Closing, HoldCo shall assume all liabilities, obligations and commitments of Ashland and its affiliates to Transferred Maleic Business Employees and their eligible dependents in respect of health insurance under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Health Insurance Portability and Accountability Act of 1996 and applicable state Law; provided, however, that Ashland and its affiliates shall remain obligated to provide any applicable COBRA notices in respect of events occurring on or prior to the Closing Date.

(c) Accrued Vacation. For purposes of determining the number of vacation days to which each Transferred Maleic Business Employee shall be entitled following the Closing, HoldCo shall assume and honor all vacation days accrued or earned but not yet taken by such Transferred Maleic Business Employee as of the Closing. To the extent that a Transferred Maleic Business Employee is entitled under any applicable Law or any policy of Ashland or its affiliates to be paid for any vacation days accrued or earned but not yet taken by such Transferred Maleic Business Employee as of the Closing, HoldCo shall discharge the liability for such vacation days.

(d) Collectively Bargained Employees. HoldCo shall comply with all applicable Laws relating to negotiations with unions in respect of the Transactions contemplated by this Agreement and shall bear all expenses of any compensation resulting from such negotiations. HoldCo shall indemnify Ashland from, and hold it harmless against, any liability arising out of, attributable to or resulting from HoldCo’s nonassumption of any collective bargaining agreement that covers one or more Transferred Maleic Business Employees; provided, however, that such indemnification shall not include benefits and obligations accrued and payable under Ashland’s pension plans and employment practices prior to the Closing.

(e) Pension Benefit. Immediately following the Closing, HoldCo or one or more of its affiliates shall have in effect a retirement benefit plan or plans (as applicable, the “HoldCo Retirement Plan”) that shall provide benefits to the Transferred Maleic Business Employees who immediately prior to the Closing are salaried or non-union hourly employees. HoldCo shall grant such Transferred Maleic Business Employees credit for service prior to the Closing with Ashland and its affiliates for purposes of determining eligibility to participate and vesting under the HoldCo Retirement Plan to the same extent that such service is recognized for purposes of eligibility to participate and vesting under the Ashland Inc. and Affiliates Pension Plan (the “Ashland Pension Plan”) as of the Closing Date.

(f) Retiree Medical Benefit. Immediately following the Closing, HoldCo or one or more of its affiliates shall have in effect a retiree medical plan or plans (as applicable, the “HoldCo Retiree Medical Plan”) that shall provide benefits to Transferred Maleic Business Employees who immediately prior to the Closing are salaried or non-union hourly employees that are the same as those offered by MAP to its employees, subject to MAP’s right to amend or modify its retiree medical plan in the ordinary course of business in accordance with the reservation of rights provisions of such plan. HoldCo shall grant such Transferred Maleic Business

Employees credit for service prior to the Closing with Ashland and its affiliates for purposes of determining eligibility to receive retiree medical subsidies and for purposes of determining level of benefits and benefit accruals under the HoldCo Retiree Medical Plan to the same extent that such service is recognized for purposes of eligibility to participate and vesting under the Ashland Pension Plan as of the Closing Date.

(g) WARN Act. HoldCo agrees to provide any required notice under the Worker Adjustment and Retraining Notification Act, as amended (the “WARN Act”), and any similar state Law that may be applicable to HoldCo, and to otherwise comply with any such applicable Law with respect to any “plant closing” or “mass layoff” (in each case as defined in the WARN Act) or group termination or similar event affecting Maleic Business Employees (including as a result of the consummation of the Transactions) and occurring on or after the Closing Date. HoldCo shall notify Ashland after the Closing of any layoffs of any Transferred Maleic Business Employees in the 90 day period after the Closing.

(h) Administration. Following the date of this Agreement, Ashland and HoldCo shall reasonably cooperate in all matters reasonably necessary to effect the transactions contemplated by this Section 4.03, including exchanging information and data relating to workers’ compensation, employee benefits and employee benefit plan coverages (except to the extent prohibited by applicable Law), and in obtaining any governmental approvals required hereunder.

(i) Employment Tax Reporting Responsibility. HoldCo and Ashland hereby agree to follow the alternate procedure for employment tax withholding as provided in Section 5 of Rev. Proc. 96-60, 1996-53 I.R.B. 24 (“Rev. Proc. 96-60”). Ashland shall provide HoldCo with all necessary and accurate payroll records and such other information relating to the Transferred Maleic Business Employees as HoldCo may reasonably request with respect to Transferred Maleic Business Employees in order to comply with the provisions of Rev. Proc. 96-60 with respect to the calendar year that includes the Closing Date. HoldCo shall perform all employment tax reporting responsibilities for such employees from the Closing Date forward and shall furnish a Form W-2 for such calendar year to each Transferred Maleic Business Employee that will include all remuneration earned by such Transferred Maleic Business Employee from Ashland or HoldCo during such calendar year.

(j) Intent. It is HoldCo’s intent that overall compensation and benefits provided by HoldCo to the Transferred Maleic Business Employees will have comparable value to those provided to them by Ashland immediately prior to the Closing. It is HoldCo’s intent to provide competitive compensation and benefits to all employees (including collectively bargained employees) at the Plant.

SECTION 4.04. Post-Closing Information. After the Closing, upon reasonable written notice, Ashland and HoldCo shall furnish or cause to be furnished to each other and their employees and Representatives, during normal business hours, reasonable access to the personnel, properties, books, Contracts, commitments, records and other information relating to the Maleic Business (and, to the extent reasonably requested, copies of the portions relating to the Maleic Business of any such books, Contracts, commitments, records and other information, in each case to the extent they are available in written form and they relate to the period prior to the Closing Date) and assistance relating to the Maleic Business (to the extent within the control of such party), in each case for any reasonable business purpose, including in respect of litigation, insurance matters, financial reporting and accounting matters.

SECTION 4.05. Records. HoldCo recognizes that certain Records may contain incidental information relating to subsidiaries, divisions or businesses of Ashland other than the Maleic Business and that Ashland may retain copies thereof. Ashland recognizes that certain documents and information of a type similar to the Records may be used, held for use or intended to be used primarily in, or arise primarily out of, the operation or conduct of the Maleic Business, and shall provide copies of the relevant portions thereof to HoldCo at the Closing.

SECTION 4.06. Agreement Not To Compete. (a) For a period of five years from the Closing Date, Ashland shall not, and shall cause each of its subsidiaries (other than Ashland-Suedchemie Kernfest GmbH and Ashland Avebene S.A., in each case for so long as neither Ashland nor any of its subsidiaries own, directly or indirectly and individually or collectively, more than 50% of the equity interests of such entities) not to, directly or indirectly: (i) engage in the business of manufacturing or marketing maleic anhydride (“Competitive Activities”)

within North America; provided, however, that this clause (i) shall not apply to the marketing of briquette maleic anhydride acquired from Marathon or any of its subsidiaries; (ii) solicit or recruit any Transferred Maleic Business Employee; provided, however, that this clause (ii) shall not apply to (A) a general advertisement or solicitation program that is not specifically targeted at such persons or (B) any employee whose employment by HoldCo has been terminated prior to such solicitation or recruitment; or (iii) solicit any customer of the Maleic Business within North America or any person who, within one year prior to the time of such solicitation, was a customer of the Maleic Business within North America, for the purpose of marketing maleic anhydride in competition with the Maleic Business in North America with the knowledge of such customer relationship; provided, however, that this clause (iii) shall not apply to the marketing of briquette maleic anhydride acquired from Marathon or any of its subsidiaries. Notwithstanding the foregoing, this Section 4.06(a) shall be deemed not breached as a result of: (i) the ownership by Ashland or any of its subsidiaries of (A) less than an aggregate of 10% of any class of stock of a person engaged, directly or indirectly, in Competitive Activities or (B) less than 10% in value of any instrument of indebtedness of a person engaged, directly or indirectly, in Competitive Activities; or (ii) the acquisition by Ashland or any of its subsidiaries of any person that, prior to the acquisition thereof, is not an affiliate of Ashland and that engages, directly or indirectly, in Competitive Activities within North America (A) if such Competitive Activities within North America account for less than 20% of such person’s consolidated annual revenues for its most recently completed fiscal year or (B) if Ashland disposes of or agrees to dispose of or discontinues such person’s business engaged in Competitive Activities within North America within one year after the closing of such acquisition.

(b) Ashland hereby agrees that the geographic and business scope and the duration of the covenants and restrictions in this Section 4.06 are fair and reasonable. However, if any provision of this Agreement is held to be invalid or unenforceable by reason of the geographic or business scope or duration thereof, the court or other tribunal is hereby directed to construe and enforce this Section 4.06 as if the geographic or business scope or the duration of such provision has been more narrowly drawn as so not to be invalid or unenforceable, and such invalidity or unenforceability shall not affect or render invalid or unenforceable any other provision of this Agreement.

(c) Ashland acknowledges that HoldCo will have no adequate remedy at law if Ashland violates or breaches any term of this Section 4.06. In such event, HoldCo shall have the right (upon compliance with any necessary prerequisites imposed by law upon the availability of such remedies), in addition to any other rights or remedies that it may have to obtain, in any court of competent jurisdiction, injunctive relief to restrain any breach or threatened breach of, or otherwise to specifically enforce the terms of, this Section 4.06, and to exercise such remedies cumulatively or in conjunction with all other rights and remedies provided by contract (hereunder or otherwise, including the right to indemnity under Article XIII of the Master Agreement), at law or in equity.

(d) All the covenants in this Section 4.06 are intended by each party hereto to, and shall, be construed as an agreement independent of any other provision in this Agreement, and the existence of any claim or cause of action of Ashland against HoldCo, whether predicated on this Agreement or otherwise (other than a claim or cause of action of Ashland against HoldCo for a material breach of the Maleic Supply Agreement that is continuing after written notice by Ashland thereof and the expiration of a reasonable cure period in accordance with the terms of the Maleic Supply Agreement), shall not constitute a defense to the enforcement by HoldCo of any covenant in this Section 4.06.

SECTION 4.07. Bulk Transfer Laws. HoldCo hereby waives compliance by Ashland with the provisions of any so-called “bulk transfer law” of any jurisdiction in connection with the Maleic Assignment and Assumption.

SECTION 4.08. Supplies. At any time after 20 days after the Closing Date, HoldCo shall not use stationery, purchase order forms, labels, material safety data sheets or other similar paper goods or supplies that state or otherwise indicate thereon that the Maleic Business is a division or unit of Ashland.

SECTION 4.09. Mail. From and after the Closing, Ashland and HoldCo shall cooperate with each other, and shall cause their Representatives to cooperate with each other, to ensure that (i) HoldCo receives copies of all mail (including mail sent by private delivery and electronic mail correspondence) relating to the Maleic Business or the Transferred Assets and (ii) Ashland receives all mail addressed to Ashland delivered to the Premises (which HoldCo is hereby authorized to receive and open) that contains information relating to, or of importance to, Ashland (including for financial reporting, accounting or tax purposes) or to subsidiaries, divisions or businesses of Ashland other than the Maleic Business.

SECTION 4.10. Further Assurances. From time to time after the Closing, as and when requested by any party hereto, each party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, as such other party may reasonably deem necessary or desirable to consummate the Transactions contemplated by this Agreement, including, (i) in the case of Ashland, executing and delivering to HoldCo such assignments, deeds, Consents and other instruments as HoldCo may reasonably request as necessary or desirable for such purpose and (ii) in the case of HoldCo, executing and delivering to Ashland such assumptions and other instruments as Ashland may reasonably request as necessary or desirable for such purpose. From and after the Closing Date, Ashland will promptly refer all bona fide written inquiries with respect to ownership of the Transferred Assets after the Closing or the operation or conduct of the Maleic Business after the Closing to HoldCo or its designee.

SECTION 4.11. Review of Contracts. Prior to the Closing Date, Ashland shall review the terms of each material Contract that relates in part to the Maleic Business and in part to any other business of Ashland or any of its subsidiaries (collectively, “Ashland Joint Contracts”) in order to determine whether such Contract should be terminated and replaced on or prior to the Closing Date by a separate Contract relating to the Maleic Business on the one hand (any such separate Contract being an Assigned Contract, so long as (i) entering into such Contract would not otherwise be in violation of this Agreement and (ii) such Contract does not contain terms that, in the aggregate, are materially less advantageous to the Maleic Business than the terms under the Contract being terminated and replaced), and a separate Contract relating to such other business of Ashland or any of its subsidiaries on the other hand (any such separate Contract not being an Assigned Contract). If requested by HoldCo or Marathon within 90 days after Ashland notifies HoldCo and Marathon in writing of the specific terms of the Ashland Joint Contracts, Ashland shall continue in effect any Ashland Joint Contract not terminated and replaced in accordance with the immediately preceding sentence, if not prohibited by the terms of such Ashland Joint Contract, until the stated expiration thereof (without regard to any available renewal options); provided, however, that Ashland shall not be prohibited from terminating any such Ashland Joint Contract (other than the Car Service Contract dated as of April 16, 1990, between Ashland and General American Transportation Corporation, the Car Leasing Agreement dated as of January 3, 1984, between Ashland and General Electric Railcar Leasing Services Corporation, the Car Service Agreement dated as of April 1, 1989, between Ashland and Union Tank Car Company and the Master Supplier Agreement dated as of January 1, 1990, between Ashland and Union Tank Car Company) that relates to a substantial portion of the business of Ashland and its subsidiaries. Each of Ashland and HoldCo shall perform its respective obligations under all such Ashland Joint Contracts so as not to create a default thereunder, and Ashland shall provide HoldCo with rights thereunder consistent with historical practice between the parties with respect thereto, subject to obtaining any necessary Consents from third parties (which Ashland and HoldCo mutually agree to use their reasonable best efforts to obtain) and subject to HoldCo bearing the proportionate expense attributable to such rights consistent with historical practice between the parties with respect thereto; provided, however, that neither Ashland nor HoldCo shall be obligated to extend credit to the other party.

ARTICLE V

Termination

SECTION 5.01. Termination. Notwithstanding anything to the contrary in this Agreement, this Agreement shall automatically terminate, without further action by any party, and the Maleic Assignment and Assumption abandoned at any time prior to the Closing, upon termination of the Master Agreement in accordance with the terms thereof.

SECTION 5.02. Effect of Termination. In the event of termination of this Agreement in accordance with Section 5.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party hereto, other than (i) Section 5.01 and this Section 5.02 and (ii) Article VI (General Provisions), which provisions shall survive such termination, and except to the extent that such termination results from the material breach by a party of its representations, warranties or covenants set forth in the Transaction Agreements.

ARTICLE VI

General Provisions

SECTION 6.01. Interpretation; Maleic Business Disclosure Letter; Certain Definitions. (a) When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article of, a Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. No item contained in any section of the Maleic Business Disclosure Letter shall be deemed adequate to disclose an exception to a representation or warranty made in this Agreement, unless (i) such item is included (or expressly incorporated by reference) in a section of the Maleic Business Disclosure Letter that is numbered to correspond to the section number assigned to such representation or warranty in this Agreement or (ii) it is readily apparent from a reading of such item that it discloses an exception to such representation or warranty.

(b) For all purposes hereof:

“Environmental Liability” means any liability, obligation or commitment arising under any Environmental Law; provided, however, that Environmental Liability specifically does not include any liability, obligation or commitment relating to any Claim brought by any person other than a Governmental Entity seeking damages, contribution, indemnification, cost recovery, penalties, compensation or injunctive relief resulting from the existence or release of, or exposure to, Hazardous Materials, except where such Claim is brought as a citizen’s suit in which no monetary damages are sought for the account of such person. Anything in this Agreement to the contrary notwithstanding, any liability, obligation or commitment under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or any comparable state Environmental Law that arises out of, is based on or is in connection with the disposal or Release by Ashland of Hazardous Materials at a location other than the Premises shall be treated as a Retained Liability and shall not be or become an Assumed Liability.

“Intellectual Property” means patents (including all reissues, divisions, continuations and extensions thereof), patent applications, trademarks, trademark registrations, trademark applications, servicemarks, trade names, business names, brand names, copyrights, copyright registrations and proprietary designs and design registrations.

“Maleic Business” means the business of (i) manufacturing maleic anhydride at the Plant, (ii) acquiring maleic anhydride from parties not affiliated with Ashland and (iii) marketing, distributing and selling the foregoing, in each case as conducted by Ashland, directly or indirectly through certain of its subsidiaries, as of the date of this Agreement.

“Maleic Business Material Adverse Effect” means a material adverse effect (i) on the business, properties, assets, condition (financial or otherwise), operations or results of operation of the Maleic Business, taken as a whole, (ii) on the ability of Ashland to perform its obligations under this Agreement and the other agreements and instruments to be executed and delivered in connection with this Agreement or (iii) on the ability of Ashland to consummate the Maleic Assignment and Assumption. For purposes of this Agreement, “Maleic Business Material Adverse Effect” shall exclude any events, changes, effects and developments to the extent relating to (A) the economy of the United

States or foreign economies in general, (B) industries in which the Maleic Business operates and not specifically relating to the Maleic Business, (C) any announcement by Ashland of the Transactions or of its intention to transfer the Maleic Business or (D) the execution of the Transaction Agreements and the Ancillary Agreements and the consummation of the Transactions.

“Permitted Liens” means (i) Liens for current Taxes, assessments, governmental charges or levies not yet due, (ii) workers’ or unemployment compensation Liens arising in the ordinary course of business, (iii) mechanic’s, materialman’s, supplier’s, vendor’s, garnishment or similar Liens arising in the ordinary course of business for amounts not yet due, (iv) Liens or other charges or encumbrances as may have arisen in the ordinary course of business, none of which individually or in the aggregate are material to the ownership, use or operation of the Transferred Assets, (v) any state of facts which an accurate survey would show which does not materially detract from the value of or materially interfere with the use and operation of the Transferred Assets, (vi) any Liens, easements, rights-of-way, restrictions, rights, leases and other encumbrances affecting title thereto, whether or not of record, which do not materially detract from the value of or materially interfere with the use and operation of the Transferred Assets, (vii) legal highways, zoning and building Laws, ordinances or regulations, (viii) any Liens for real estate Taxes which are not yet due and payable, (ix) Liens set forth in Section 3.02 of the Maleic Business Disclosure Letter and (x) Liens set forth in Section 3.03 of the Maleic Business Disclosure Letter.

SECTION 6.02. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

SECTION 6.03. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement (in accordance with the terms of Section 6.06) so as to effect the original intent of the parties hereto as closely as possible to the end that the Transactions contemplated hereby are fulfilled to the greatest extent possible.

SECTION 6.04. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 6.05. No Third-Party Beneficiaries. This Agreement is not intended to confer any rights or remedies upon any person other than the parties hereto and the Marathon Parties, whom the parties hereto expressly agree are third-party beneficiaries entitled to enforce the provisions of this Agreement. Ashland acknowledges that the rights, titles and interests provided to HoldCo pursuant to this Agreement are a material part of the consideration for the agreements of the Marathon Parties pursuant to the Master Agreement. It is further understood that, subject to Section 14.09 of the Master Agreement, the respective successors and assigns of Ashland and HoldCo shall have all of the rights, interests and obligations of Ashland and HoldCo, respectively, hereunder.

SECTION 6.06. Amendment. This Agreement may not be amended by the parties except pursuant to an instrument in writing signed on behalf of Ashland and HoldCo with the written consent of Marathon.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement, all as of the date first written above.

ASHLAND INC.,

by	/s/ JAMES J. O’BRIEN
Name:	James J. O’Brien
Title:	Chief Executive Officer

ATB HOLDINGS INC.,

by	/s/ JAMES J. O’BRIEN
Name:	James J. O’Brien
Title:	President

Annex D

ASSIGNMENT AND ASSUMPTION AGREEMENT

(VIOC CENTERS)

Dated as of March 18, 2004,

Between

ASHLAND INC.

And

ATB HOLDINGS INC.

Exhibit A-1	Form of Deed (VIOC Centers) (Ohio)
Exhibit A-2	Form of Deed (VIOC Centers) (Michigan)
Exhibit B	Form of Assignment and Assumption (VIOC Centers)
Exhibit C	Form of Blanket License Agreement

ii

INDEX OF DEFINED TERMS

Term	Section
Active VIOC Centers Employee	4.03(a)
Agreement	Preamble
Ashland	Preamble
Ashland Insurance Policies	4.01(c)
Ashland Joint Contracts	4.11
Assigned Contracts	1.02(a)(v)
Assigned Permits	1.02(a)(iv)
Assumed Liabilities	1.03(a)
Balance Sheet	3.01
Blanket License Agreement	6.01(b)
Claim	1.03(b)(iv)
COBRA	4.03(b)(ii)
Contracts	1.02(a)(v)
Employee Benefits Liability	3.09(b)
Environmental Claim	3.11(b)
Environmental Laws	3.11(b)
Environmental Liability	6.01(b)
Environmental Tests	1.03(b)(ix)
ERISA	3.09(a)
Excluded Assets	1.02(b)
Financial Statements	3.01
Hazardous Materials	3.11(b)
HoldCo	Preamble
HoldCo Retirement Plan	4.03(d)
HoldCo VIOC Welfare Plans	4.03(b)(i)
Intellectual Property	6.01(b)
Inventory	1.02(a)(ii)
Leased Property	3.03(a)
Master Agreement	Recitals
Owned Property	3.03(a)
Permits	4.12
Permitted Liens	6.01(b)
Premises	1.02(a)(i)
Receivables	1.02(b)(xvi)
Records	1.02(a)(vii)
Release	3.11(b)
Retained Liabilities	1.03(b)
Rev. Proc. 96-60	4.03(f)
Technology	1.02(b)(xii)
Transferred Assets	1.02(a)
Transferred VIOC Centers Employee	4.03(a)
VIOC Assignment and Assumption	1.01
VIOC Benefit Plans	3.09(a)
VIOC Centers	6.01(b)
VIOC Centers Disclosure Letter	Article III
VIOC Centers Employee	3.09(a)
VIOC Centers Material Adverse Effect	6.01(b)
VIOC Pension Plans	3.09(a)

EXECUTION COPY

ASSIGNMENT AND ASSUMPTION AGREEMENT (VIOC CENTERS) (this “Agreement”) dated as of March 18, 2004, between Ashland Inc., a Kentucky corporation (“Ashland”), and ATB Holdings Inc., a Delaware corporation and a wholly owned subsidiary of Ashland (“HoldCo”).

WHEREAS, simultaneously with the execution and delivery of this Agreement, the parties hereto and certain other parties are entering into a Master Agreement (the “Master Agreement”; terms used but not otherwise defined herein have the meanings assigned to them in the Master Agreement); and

WHEREAS, in accordance with the terms and conditions of the Master Agreement, Ashland wishes to transfer to HoldCo, and HoldCo wishes to acquire and assume, certain assets and liabilities of the VIOC Centers (as defined in Section 6.01(b)) pursuant to the terms and conditions of this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

VIOC Assignment and Assumption

SECTION 1.01. VIOC Assignment and Assumption. On the terms and subject to the conditions of this Agreement and the Master Agreement, at the Closing, Ashland shall contribute, assign, transfer, convey and deliver to HoldCo, and HoldCo shall acquire from Ashland, all the right, title and interest as of the Closing of Ashland in, to and under the Transferred Assets (as defined in Section 1.02(a)), and HoldCo shall assume the Assumed Liabilities (as defined in Section 1.03(a)). The contribution, assignment, transfer, conveyance and delivery of the Transferred Assets and the assumption of the Assumed Liabilities and the other Transactions contemplated by this Agreement are referred to in this Agreement as the “VIOC Assignment and Assumption”.

SECTION 1.02. Transferred Assets and Excluded Assets. (a) The term “Transferred Assets” means all of Ashland’s right, title and interest in, to and under the following assets, other than the Excluded Assets (as defined in Section 1.02(b)):

(i) all real property, leaseholds and other interests (including interests in surface rights and mineral interests) in the real property listed in Section 3.03 of the VIOC Centers Disclosure Letter (as defined in Article III), in each case together with Ashland’s right, title and interest in all buildings, structures, improvements, paved parking lots and fixtures thereon and all other appurtenances thereto (collectively, the “Premises”);

(ii) all salable lube oils, greases, automotive fluids, automotive accessories (including filters), supplies, parts, spare parts and other inventories of Ashland that on the Closing Date are located on or are in transit to the Premises (collectively, the “Inventory”);

(iii) all other tangible personal property and interests therein, including all machinery, equipment, tools, appliances, telephones, telecommunications equipment, copy machines, fax machines, computers, hardware that accesses point-of-sale systems, cash registers, implements, furniture, furnishings and fixtures, of Ashland that on the Closing Date are located on or are in transit to the Premises (other than signs and other identification items and materials, including all exterior pylon, monument, ground and building signs and all interior signs, banners and reading boards, in each case that customarily are owned by Ashland (and not by the franchisee) at its franchised Valvoline Instant Oil Change (VIOC) quick-lube service centers), in each case together with any rights or claims of Ashland arising out of the breach of any express or implied warranty by the manufacturers or sellers of such assets;

(iv) to the extent that such Permits (as defined in Section 4.12) are transferable, all Permits of Ashland that are used, held for use or intended to be used exclusively in the operation or conduct of the VIOC Centers (the “Assigned Permits”);

(v) (A) all contracts, leases, subleases, licenses, indentures, agreements, commitments and all other legally binding arrangements (“Contracts”), whether oral or written, to which Ashland is a party or by which Ashland is bound as of the date of this Agreement that are (1) listed in Sections 3.03 or 3.05 of the VIOC Centers Disclosure Letter or (2) of the type specified in any of clauses (i) through (xi) of Section 3.05 but, as a result of the application of any applicable thresholds set forth therein, are not required to be listed in Section 3.05 of the VIOC Centers Disclosure Letter, (B) all other written Contracts (including purchase orders and sales orders) to which Ashland is a party or by which Ashland is bound, in the case of this clause (B) that are entered into after the date of this Agreement, but not in violation or breach of any provision of this Agreement, and that exclusively relate to, or that arise exclusively out of, the operation or conduct of the VIOC Centers in the ordinary course of business and (C) all Contracts to which Ashland is a party or by which Ashland is bound, in the case of this clause (C) that are entered into after the date of this Agreement and that are to be treated as Assigned Contracts pursuant to Section 4.11 (the “Assigned Contracts”);

(vi) all credits, prepaid expenses, deferred charges, advance payments, security deposits and prepaid items of Ashland, in each case to the extent used, held for use or intended to be used in, or to the extent arising out of, the operation or conduct of the VIOC Centers;

(vii) all books of account, ledgers, general, financial, accounting and personnel records, files, invoices, suppliers’ lists, billing records, sales and promotional literature, supplier correspondence, sales records, credit data and other information relating to present or past customers, cost and pricing information, equipment maintenance data, purchasing records and information, business plans, payroll and personnel records, purchase orders, sales forms, artwork, photography, log books, environmental, health and safety schedules, reports, protocols and findings pertaining to the VIOC Centers or the Transferred Assets (including records of spills or other releases or discharges into the atmosphere, records of environmental, safety or health reports to or from Governmental Entities regarding the VIOC Centers or the Transferred Assets (including notices of violation), and correspondence, notices and orders of an environmental, safety or health nature regarding the VIOC Centers or the Transferred Assets) and other similar property, rights and information of Ashland, in each case that are used, held for use or intended to be used exclusively in, or that arise exclusively out of, the operation or conduct of the VIOC Centers (the “Records”); provided, however, that the Records shall not include any property, rights or information of Ashland that will be licensed to Merger Sub pursuant to the Blanket License Agreement (as defined in Section 6.01(b));

(viii) all goodwill and going concern value of Ashland generated exclusively by, or associated exclusively with, the VIOC Centers; and

(ix) all rights, claims and credits of Ashland to the extent relating to any other Transferred Asset or any Assumed Liability (other than any such items arising under insurance policies), including any such items arising under any guarantee, warranty, indemnity or similar right in favor of Ashland in respect of any other Transferred Asset or any Assumed Liability.

(b) The term “Excluded Assets” means:

(i) all assets identified in Section 1.02(b) of the VIOC Centers Disclosure Letter;

(ii) all cash and cash equivalents of Ashland;

(iii) all rights, claims and credits of Ashland to the extent relating to any other Excluded Asset or any Retained Liability (as defined in Section 1.03(b)), including any such items arising under insurance policies and any guarantee, warranty, indemnity or similar right in favor of Ashland in respect of any other Excluded Asset or any Retained Liability;

(iv) all collective bargaining agreements and other Contracts with any labor union that cover one or more Active VIOC Centers Employees (as defined in Section 4.03(a)) and all Contracts relating to compensation, bonus or severance to which any Active VIOC Centers Employee or any person hired to become a VIOC Centers Employee (as defined in Section 3.09(a)) is a party;

(v) all the assets of the VIOC Pension Plans (as defined in Section 3.09(a)) and all the assets of Ashland and its affiliates under any other VIOC Benefit Plan (as defined in Section 3.09(a));

(vi) all rights of Ashland under the Transaction Agreements and the Ancillary Agreements;

(vii) all assets relating to corporate-level services of the type currently provided to the VIOC Centers by Ashland or any of its affiliates;

(viii) any shares of capital stock of any affiliate of Ashland;

(ix) the names and marks “Ashland”, “V Valvoline Instant Oil Change® and design”, “Valvoline®”, “V®”, “Valvoline Instant Oil Change®”, “Instant Oil®”, “MVP® and Design” and “MVP Maximum Vehicle Performance® and Design” (in any style or design), and any other name or mark either derived from or including any portion of the foregoing or otherwise used in the operation or conduct of the VIOC Centers;

(x) all records of Ashland prepared in connection with the Transactions;

(xi) all financial and tax records relating to the VIOC Centers to the extent they form part of Ashland’s general ledger;

(xii) all trade secrets, confidential information and inventions, and all proprietary formulae, processes, procedures, research records, records of inventions, test information, operating systems, operating manuals, market surveys and marketing know-how of Ashland that are used, held for use or intended to be used in the operation or conduct of the VIOC Centers, including the System (as defined in the form of License Agreement attached to the Blanket License Agreement and incorporated by reference therein) (the “Technology”);

(xiii) all Intellectual Property (as defined in Section 6.01(b)) of Ashland that is used, held for use or intended to be used in the operation or conduct of the VIOC Centers;

(xiv) all signs and other identification items and materials, including exterior pylon, monument, ground and building signs and all interior signs, banners and reading boards, in each case that customarily are owned by Ashland (and not by the franchisee) at its franchised Valvoline Instant Oil Change (VIOC) quick-lube service centers;

(xv) prepaid insurance premiums; and

(xvi) all accounts receivable of Ashland as of the close of business on the Closing Date that arise out of the operation or conduct of the VIOC Centers (the “Receivables”).

SECTION 1.03. Assumption of Certain Liabilities. (a) Upon the terms and subject to the conditions of this Agreement, HoldCo shall assume, effective as of the Closing, and from and after the Closing, HoldCo shall pay, perform and discharge when due, and indemnify Ashland and its affiliates and each of their respective Representatives against, and defend and hold them harmless from, all of the following liabilities, obligations and commitments of any nature, whether known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, absolute, accrued, contingent or otherwise and whether due or to become due, of Ashland (collectively, the “Assumed Liabilities”), other than any Retained Liabilities:

(i) all liabilities, obligations and commitments of Ashland under the Assigned Contracts to the extent such liabilities, obligations and commitments relate to the period from and after the Closing;

(ii) all liabilities, obligations and commitments of Ashland to the extent expressly assumed by HoldCo in accordance with Section 4.03;

(iii) all Environmental Liabilities (as defined in Section 6.01(b)) of Ashland to the extent they arise out of both (A) the operation of any of the Transferred Assets or the operation or conduct of the VIOC Centers and (B) either (x) events occurring or circumstances or conditions arising from and after the Closing, or (y) events occurring or circumstances or conditions arising prior to the Closing, but only, in the case of this clause (B)(y), to the extent set forth in the table below (provided, however, that to the extent the same Environmental Liability is described in both clauses (x) and (y) of this Section 1.03(a)(iv)(B), such Environmental Liability will be apportioned between HoldCo and Ashland in proportion to the extent to which the activities of each party contributed to the cause of the Environmental Liability, taking into account all pertinent factors, including the length of ownership by HoldCo and Ashland of the relevant property during the time of the event or occurrence, or the development of the circumstance or condition, giving rise to the Environmental Liability and the use made of such property by the parties hereto):

If written notice (in reasonable detail) of such Environmental Liability is first received by Ashland during the twelve-month period ending on the following anniversary of the Closing Date (provided, however, that with respect to any Environmental Liability arising from any matter referred to in Section 3.11(b) of the VIOC Centers Disclosure Letter, Ashland shall be deemed to have received written notice (in reasonable detail) of such Environmental Liability prior to the first anniversary of the Closing Date):	Percentage of Environmental Liability described in clause (B)(y) above that will be an Assumed Liability:

First through Fifth	0%

Sixth	20%

Seventh	40%

Eighth	60%

Ninth	80%

If such notice is not received by Ashland on or prior to the ninth anniversary of the Closing Date	100%

; and

(iv) all other liabilities, obligations and commitments of Ashland to the extent such liabilities, obligations and commitments relate to or arise out of the operation of any of the Transferred Assets or the operation or conduct of the VIOC Centers, in each case from and after the Closing.

(b) Notwithstanding Section 1.03(a), or any other provision of this Agreement, HoldCo shall not assume, and Ashland shall pay, perform and discharge when due, and indemnify HoldCo and its affiliates and each of their respective Representatives against, and defend and hold them harmless from, any liability, obligation or commitment of Ashland or the VIOC Centers of any nature, whether known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, absolute, accrued, contingent or otherwise, and whether due or to become due, except the Assumed Liabilities (collectively, the “Retained Liabilities”). Without limiting the generality of the foregoing, the Retained Liabilities include:

(i) any liability, obligation or commitment of Ashland to the extent arising out of the operation or conduct by Ashland or any of its affiliates of any business other than the VIOC Centers;

(ii) all accounts payable of Ashland to the extent arising out of the operation or conduct of the VIOC Centers prior to the Closing;

(iii) any liability, obligation or commitment of Ashland (A) to the extent arising out of any actual or alleged breach by Ashland of, or nonperformance by Ashland under, any Contract (including any Assigned Contract) prior to the Closing or (B) under any Assigned Contract to the extent such liability, obligation or commitment relates to the period prior to the Closing;

(iv) any liability, obligation or commitment of Ashland arising out of any warranty claim, suit, action, proceeding, investigation, governmental action or other cause of action or claim associated with or relating to the VIOC Centers or the Transferred Assets (a “Claim”) to the extent arising out of actions, omissions or conditions occurring or existing on or prior to the Closing Date;

(v) any liability, obligation or commitment of Ashland to the extent such liability, obligation or commitment relates to, or arises out of, any Excluded Asset, or arises out of the ownership or operation by Ashland of any of the Excluded Assets;

(vi) except as otherwise expressly provided in Section 4.03, any liability, obligation or commitment of Ashland arising under any VIOC Benefit Plan;

(vii) any liability, obligation or commitment of Ashland to any of its divisions, subsidiaries or affiliates;

(viii) any liability, obligation or commitment of Ashland or any of its affiliates under any of the Transaction Agreements or any of the Ancillary Agreements; and

(ix) any Environmental Liability arising out of events occurring or circumstances or conditions arising prior to the Closing except for Environmental Liabilities that are Assumed Liabilities pursuant to Section 1.03(a)(iii); provided, however, an Environmental Liability that otherwise would be considered a Retained Liability under this Section 1.03(b)(ix) shall be an Assumed Liability and shall not be a Retained Liability if the event, circumstance or condition that gave rise to such Environmental Liability (A) is the result of a change in use after the Closing Date of any of the Premises to a use other than a commercial use of such Premises similar to its current use, or (B) was discovered as a result of a Phase II or other intrusive sampling, testing or investigation conducted after the Closing Date (collectively, “Environmental Tests”) except for Environmental Tests undertaken (x) to respond to, investigate, or otherwise remediate environmental conditions or contamination that are on the Closing Date in violation of the standards imposed by applicable Environmental Laws (as defined in Section 3.11(b)), (y) as required by Environmental Laws, pursuant to the terms of any lease with respect to any of the Premises or in response to an inquiry, request, claim or demand by a Governmental Entity or as a reasonable response to any claim or demand by any other person that is not an affiliate of HoldCo or (z) in connection with a condition first discovered as a result of construction activities, excluding construction activities relating to the installation of underground storage tanks, commencing after the Closing Date at, on or beneath any of the Premises, so long as such construction activities are undertaken in connection with a commercial use of such Premises similar to its current use.

(c) HoldCo shall acquire the Transferred Assets free and clear of all liabilities, obligations and commitments of Ashland, other than the Assumed Liabilities, and free and clear of all Liens, other than Permitted Liens (as defined in Section 6.01(b)) and other than any Lien pursuant to the HoldCo Borrowing arrangements or arising from actions or inactions of any of the Marathon Parties or their affiliates (and not of any of the Ashland Parties or their affiliates).

SECTION 1.04. Consents of Third Parties. (a) Notwithstanding anything to the contrary in this Agreement, this Agreement shall not constitute an agreement to assign any asset or any claim or right or any benefit arising under or resulting from such asset, or to assume any liability, obligation or commitment, if an attempted assignment or assumption thereof, without the Consent of a third party, would constitute a breach or other contravention of the rights of such third party, would be ineffective with respect to any party to an agreement concerning such asset, liability, obligation or commitment, or would in any way adversely affect the rights of Ashland or, upon transfer, HoldCo with respect to such asset, liability, obligation or commitment. If any transfer or assignment by Ashland, or any assumption by HoldCo, of any interest in, or liability, obligation or commitment under, any asset requires the Consent of a third party, then such transfer or assignment or assumption shall be made subject to such Consent being obtained. Except as set forth in Section 1.04(b), Ashland shall not have any liability or obligation under this Agreement arising out of or relating to the failure to obtain any such Consent that may be required in connection with the Transactions contemplated by this Agreement or because of any circumstances resulting therefrom, in each case so long as Ashland shall have complied with its obligation under Section 9.11 of the Master Agreement to use its reasonable best efforts to obtain such Consents. Subject to Section 1.04(b), no representation, warranty or covenant of Ashland herein shall be breached or deemed breached, and no condition shall be deemed not satisfied, as a result of (i) the failure to obtain any such Consent, (ii) any circumstances resulting therefrom or (iii) any Claim or investigation commenced or threatened by or on behalf of any person arising out of or relating to the failure to obtain any such Consent or any circumstances resulting therefrom, in each case so long as Ashland shall have complied with its obligation under Section 9.11 of the Master Agreement to use its reasonable best efforts to obtain such Consents.

(b) If any such Consent is not obtained prior to the Closing, the Closing shall nonetheless take place on the terms set forth herein and, thereafter, Ashland and HoldCo shall cooperate (at their own expense) in any lawful and reasonable arrangement proposed by HoldCo under which HoldCo shall obtain the economic claims, rights and benefits under the asset, claim or right with respect to which the Consent has not been obtained in accordance with this Agreement. Such reasonable arrangement may include (i) the subcontracting, sublicensing or subleasing to HoldCo of any and all rights of Ashland against the other party to such third-party agreement arising out of a breach or cancellation thereof by the other party and (ii) the enforcement by Ashland of such rights. With respect to the Assigned Contracts listed in Section 1.04(b) of the VIOC Centers Disclosure Letter, if the provision of such economic claims, rights and benefits to HoldCo shall violate the rights of such other party, Ashland shall otherwise compensate HoldCo for the reasonable value, if any, of such economic claims, rights and benefits, so long as HoldCo shall have complied with its obligations under the first sentence of this Section 1.04(b).

SECTION 1.05. Tax Matters. Notwithstanding anything to the contrary in this Agreement, the rights, responsibilities and obligations of the parties with respect to any Taxes or Tax Items (in each case as defined in the Tax Matters Agreement) related to or arising from the ownership or operation of the VIOC Centers shall be determined pursuant to the Tax Matters Agreement.

ARTICLE II

The Closing

SECTION 2.01. Closing Date. The closing of the VIOC Assignment and Assumption will occur at the Closing, subject only to the satisfaction or waiver of the conditions to Closing in accordance with the terms of the Master Agreement.

SECTION 2.02. Transactions To Be Effected at the Closing. At the Closing, in accordance with Section 1.01(a) of the Master Agreement:

(a) Ashland shall deliver to HoldCo an executed deed (in recordable form) with respect to each of the Owned Properties (as defined in Section 3.03(a)) located in Ohio, substantially in the form attached hereto as Exhibit A-1, and an executed deed (in recordable form) with respect to each of the Owned Properties located in Michigan, substantially in the form attached hereto as Exhibit A-2;

(b) Ashland and HoldCo shall enter into an assignment and assumption document, in the form attached hereto as Exhibit B, providing for the assignment of the Transferred Assets and the assumption of the Assumed Liabilities; and

(c) The parties thereto shall enter into the Blanket License Agreement.

ARTICLE III

Representations and Warranties of Ashland

Ashland hereby represents and warrants to HoldCo that, as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except to the extent any such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except as set forth in the letter referencing this Agreement, dated as of the date of this Agreement, from Ashland to HoldCo (the “VIOC Centers Disclosure Letter”):

SECTION 3.01. Financial Statements. Section 3.01 of the VIOC Centers Disclosure Letter sets forth the unaudited combined statement of tangible assets to be sold as of September 30, 2003 (the “Balance Sheet”), the unaudited combined statement of tangible assets to be sold as of December 31, 2003, the unaudited combined statement of income before taxes for the year ended September 30, 2003 and the unaudited combined statement of income before taxes for the three months ended December 31, 2003, together with the notes to such financial statements, in each case of the VIOC Centers (such financial statements and the notes thereto, the “Financial Statements”). The Financial Statements present fairly, in all material respects, the tangible assets to be sold and income before taxes of the VIOC Centers as of the dates and for the periods indicated, in conformity with GAAP (subject, in the case of the interim financial statements as of and for the period ended December 31, 2003, to normal, recurring year-end adjustments).

SECTION 3.02. Assets Other than Real Property Interests. Ashland has, or as of the Closing Date will have, and at the Closing Ashland will transfer (subject to the consummation of the Closing on the Closing Date in accordance with the terms of Article I of the Master Agreement) to HoldCo, good and valid title to all Transferred Assets in each case free and clear of all Liens (other than any Lien pursuant to the HoldCo Borrowing arrangements or arising from actions or inactions of any of the Marathon Parties or their affiliates (and not of any of the Ashland Parties or their affiliates)), except Permitted Liens. This Section 3.02 does not relate to real property or interests in real property, such items being the subject of Section 3.03.

SECTION 3.03. Real Property. (a) Section 3.03 of the VIOC Centers Disclosure Letter sets forth a complete list of all real property and interests in real property owned in fee by Ashland and any of the other Ashland Parties and used, held for use or intended to be used exclusively in the operation or conduct of the VIOC Centers, other than any such property or interest constituting an Excluded Asset (individually, an “Owned Property”). Section 3.03 of the VIOC Centers Disclosure Letter sets forth a complete list of all real property and interests in real property leased by Ashland and used, held for use or intended to be used exclusively in the operation or conduct of the VIOC Centers, other than any such property or interest constituting an Excluded Asset (individually, a “Leased Property”).

(b) Ashland has, or as of the Closing Date will have, and at the Closing Ashland will transfer (subject to the consummation of the Closing on the Closing Date in accordance with the terms of Article I of the Master Agreement) to HoldCo, good and marketable fee title to all Owned Property and good and valid title to the leasehold estates in all Leased Property, in each case free and clear of all Liens (other than any Lien pursuant to the HoldCo Borrowing arrangements or arising from actions or inactions of any of the Marathon Parties or their affiliates (and not of any of the Ashland Parties or their affiliates)), except Permitted Liens.

SECTION 3.04. [Intentionally Omitted].

SECTION 3.05. Contracts. (a) Except for Contracts that will not be binding on the Transferred Assets or any of the VIOC Centers after the Closing, Ashland is not a party to or bound by any Contract that is used, held for use or intended to be used exclusively in, or that arises exclusively out of, the operation or conduct of the VIOC Centers (other than (x) the Transaction Agreements and the Ancillary Agreements and (y) Assigned Contracts entered into after the date of this Agreement in the ordinary course of business and not otherwise in violation of this Agreement) that is:

(i) a covenant not to compete (other than pursuant to the radius restrictions contained in the agreements listed in Section 3.05(a)(i) of the VIOC Centers Disclosure Letter) that limits the conduct of business at any of the VIOC Centers as presently conducted;

(ii) a Contract with (A) Ashland or any affiliate of Ashland or (B) any officer, director or employee of Ashland or any of its affiliates, in each case other than Contracts that will be terminated as of the Closing;

(iii) a lease, sublease or similar Contract with any person under which Ashland is a lessor or sublessor of, or makes available for use to any person, all or any portion of the Premises in any such case that has an aggregate future receivable in excess of $50,000 and is not terminable by Ashland by notice of not more than 30 days without payment or penalty of any kind;

(iv) a lease, sublease or similar Contract with any person under which (A) Ashland is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any person or (B) Ashland is a lessor or sublessor of, or makes available for use by any person, any tangible personal property owned or leased by Ashland, in any such case that has an aggregate future liability or receivable, as the case may be, in excess of $100,000 and is not terminable by Ashland by notice of not more than 30 days without payment or penalty of any kind;

(v) (A) a continuing Contract for the future purchase of materials, supplies or equipment (other than purchase orders for inventory in the ordinary course of business consistent with past practice), (B) a management, service, consulting or other similar Contract or (C) an advertising agreement or arrangement, in any such case that has an aggregate future liability to any person in excess of $100,000 and is not terminable by Ashland by notice of not more than 30 days without payment or penalty of any kind;

(vi) a Contract (including a sales order) involving the obligation of Ashland to deliver products or services for payment of more than $100,000 or extending for a term more than 90 days from the date of this Agreement (unless terminable without payment or penalty of any kind upon no more than 30 days’ notice);

(vii) (A) a Contract under which Ashland has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any person or (B) any other note, bond, debenture, letter of credit, financial assurance requirement or other evidence of indebtedness issued to any person;

(viii) a Contract (including any so-called take-or-pay or keepwell agreement) under which (A) any person has directly or indirectly guaranteed indebtedness, liabilities or obligations of Ashland or (B) Ashland has directly or indirectly guaranteed indebtedness, liabilities or obligations of any other person (in each case other than endorsements for the purpose of collection in the ordinary course of business);

(ix) a Contract under which Ashland has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any person (other than extensions of trade credit in the ordinary course of business of the VIOC Centers), in any such case that, individually, is in excess of $100,000;

(x) a Contract granting a Lien (other than Permitted Liens) upon the Premises; or

(xi) any other Contract that has an aggregate future liability to any person (other than Ashland) in excess of $100,000 and is not terminable by Ashland by notice of not more than 30 days without payment or penalty of any kind (other than purchase orders and sales orders).

As of the date of this Agreement, neither the Transferred Assets nor the VIOC Centers are bound by or subject to any Contract of any of the types referred to in clauses (i) through (xi) of this Section 3.05(a), applying the thresholds set forth therein, that will be binding on any of the Transferred Assets or the VIOC Centers after the Closing Date.

(b) All Contracts listed in the VIOC Centers Disclosure Letter are valid, binding and in full force and effect and are enforceable by Ashland in accordance with their terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to equitable principles of general applicability, except for such failures to be valid, binding, in full force and effect or enforceable that have not had and would not reasonably be expected to have a VIOC Centers Material Adverse Effect (as defined in Section 6.01(b)). Ashland has performed all obligations required to be performed by it to date under the Assigned Contracts, and it is not in breach or default thereunder and, to the knowledge of Ashland, no other party to any Assigned Contract is in breach or default thereunder, in each case except for such noncompliance, breaches and defaults that have not had and would not reasonably be expected to have a VIOC Centers Material Adverse Effect. Ashland has not received any notice of the intention of any party to terminate any Assigned Contract listed in any section of the VIOC Centers Disclosure Letter.

(c) Section 3.05(c) of the VIOC Centers Disclosure Letter sets forth each Assigned Contract with respect to which the Consent of the other party or parties thereto must be obtained by virtue of the execution and delivery of this Agreement or the consummation of the VIOC Assignment and Assumption to avoid the invalidity of the transfer of such Contract, the termination thereof, a breach, violation or default thereunder or any other change or modification to the terms thereof, other than any such invalidity, termination, breach, violation, default, change or modification that would not reasonably be expected to have a VIOC Centers Material Adverse Effect.

SECTION 3.06. Permits. All Assigned Permits are validly held by Ashland, and Ashland has complied with the terms and conditions thereof, except for any such invalidity or non-compliance that would not reasonably be expected to have a VIOC Centers Material Adverse Effect. Ashland has not received written notice of any Claims relating to the revocation or modification of any Assigned Permits except for any such Claims that would not reasonably be expected to have a VIOC Centers Material Adverse Effect. None of the Assigned Permits is subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or the consummation of the VIOC Assignment and Assumption, except for any such suspensions, modifications, revocations or nonrenewals that would not reasonably be expected to have a VIOC Centers Material Adverse Effect. This Section 3.06 does not relate to environmental matters, such items being the subject of Section 3.11(b).

SECTION 3.07. Condition of Transferred Assets. The Transferred Assets are in good operating condition and repair (ordinary wear and tear excepted) and are suitable for their current uses, except where the failure of the Transferred Assets to be in good operating condition or repair or to be suitable for such uses would not reasonably be expected to have a VIOC Centers Material Adverse Effect.

SECTION 3.08. Claims. Section 3.08 of the VIOC Centers Disclosure Letter sets forth a list of each Claim pending or, to the knowledge of Ashland, threatened against, or as to which a notice has been received as of the date of this Agreement by, Ashland (and, as to complaints, which have been served on Ashland) and that involves an amount in controversy of more than $100,000. This Section 3.08 does not relate to environmental matters, such items being the subject of Section 3.11(b), or to employee or labor matters, such items being the subject of Section 3.12.

SECTION 3.09. Benefit Plans. (a) Section 3.09 of the VIOC Centers Disclosure Letter contains a list of all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), maintained or contributed to by Ashland for the benefit of any officers or employees of the VIOC Centers (“VIOC Pension Plans”) and all “employee welfare benefit plans” (as defined in Section 3(1) of ERISA), bonus, stock option, stock purchase, deferred compensation plans or arrangements and other employee fringe benefit plans maintained, or contributed to, by Ashland or any of its affiliates for the benefit of one or more current or former employees of the VIOC Centers (other than any former employee of the VIOC Centers who became employed by MAP or any of its subsidiaries following termination of employment with Ashland or any of its affiliates) (each, a “VIOC Centers Employee”) (all the foregoing, including VIOC Pension Plans, being herein called “VIOC Benefit Plans”). Ashland has provided to Marathon true, complete and correct copies of (i) each VIOC Benefit Plan (or, in the case of any unwritten VIOC Benefit Plans, fair and accurate summary descriptions thereof), (ii) the two most recent annual reports on Form 5500 filed with the Internal Revenue Service with respect to each VIOC Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each VIOC Benefit Plan for which such a summary plan description is required and (iv) each trust agreement, group annuity contract or other funding and financing arrangement relating to any VIOC Benefit Plan.

(b) There does not exist as of the date of this Agreement, nor do any circumstances exist as of the date of this Agreement that would reasonably be expected to result in, any Employee Benefits Liability (as defined below), whether under any VIOC Benefit Plan or otherwise, that would reasonably be expected to become a liability of HoldCo or any of its affiliates at or after the Closing. “Employee Benefits Liability” means any liability of Ashland or any entity required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code with Ashland prior to the Closing under (i) Sections 302, 405, 409 or Title IV of ERISA, (ii) Section 412, 4971 or 4975 of the Code or (iii) Sections 601 et. seq. and 701 et seq. of ERISA and Section 4980B and Sections 9801 et seq. of the Code.

SECTION 3.10. Absence of Changes or Events. From the date of the Balance Sheet to the date of this Agreement, there has not been any event, change, effect or development (i) that, individually or in the aggregate, has had or would reasonably be expected to have a VIOC Centers Material Adverse Effect or (ii) that would have been prohibited by Section 4.01 if the terms of such section had been in effect as of and after the date of the Balance Sheet.

SECTION 3.11. Compliance with Laws. (a) The VIOC Centers are in compliance with all applicable Laws, including those relating to occupational health and safety, except for instances of noncompliance that would not reasonably be expected to have a VIOC Centers Material Adverse Effect. To the knowledge of Ashland, Ashland has not received any written communication from a Governmental Entity that alleges that the VIOC Centers are not in compliance in any material respect with any applicable Law that has not been finally resolved with such Governmental Entity. This Section 3.11(a) does not relate to matters with respect to Taxes, which are the subject of the Tax Matters Agreement, or to environmental matters, which are the subject of Section 3.11(b).

(b) There are no underground storage tanks for the storage of Hazardous Materials (as defined below) in use at any of the VIOC Centers, and to Ashland’s knowledge there are no such tanks located under the Premises. Except for such matters that would not reasonably be expected to have a VIOC Centers Material Adverse Effect, (i) to the knowledge of Ashland, Ashland has not received any written communication from a Governmental Entity that alleges that the VIOC Centers are in violation of any Environmental Law that has not been finally resolved with such Governmental Entity, (ii) Ashland holds all Permits required to conduct the VIOC Centers under any applicable Environmental Law, and is and at all times has been in compliance with all Environmental Laws and the terms and conditions of such Permits, (iii) there are no Environmental Claims (as defined below) pending, or to the knowledge of Ashland, threatened against Ashland and (iv) there have been no Releases (as defined below) of any Hazardous Material at or originating from the Premises, and no Hazardous Materials have been handled, generated, stored, transported or disposed of by the VIOC Centers, in each case that would reasonably be expected to form the basis of an Environmental Claim against Ashland. The term “Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, orders, demands, directives, claims, liens, investigations, proceedings or written notices of noncompliance or violation by or from any person alleging liability of whatever kind or nature arising out of, based on or resulting from (x) the presence or Release of, or exposure to, any Hazardous Materials; or (y) the failure to comply with any Environmental Law. The term “Environmental Laws” means all applicable federal, state, local and foreign laws, rules, regulations, orders, decrees, judgments, legally binding agreements or environmental Permits issued, promulgated or entered into by or with any Governmental Entity, relating to the protection of the environment, the protection of the public welfare from actual or potential exposure, or the effects from exposure, to any actual or potential release, discharge, disposal or emission (whether past or present) of any Hazardous Materials or the manufacture, processing, distribution, use, treatment, labeling, storage, disposal, transport or handling of any Hazardous Materials. The term “Hazardous Materials” means all explosive or regulated radioactive materials or substances, hazardous or toxic substances, wastes or chemicals, petroleum (including crude oil or any fraction thereof) or petroleum distillates, asbestos or asbestos containing materials, and any other material, chemical substance or waste that in relevant form or concentration is prohibited, limited or regulated (or the cleanup of which can be required) pursuant to any Environmental Law and all substances that require special handling, storage or disposal procedures or whose handling, storage or disposal procedures is in any way regulated, in any case under any applicable Law for the protection of the health, safety and environment. The term “Release” means any spill, emission, leaking, dumping, injection, deposit, disposal, discharge, dispersal, leaching, emanation or migration of any Hazardous Materials into or through the environment (including ambient air, surface water, ground water, soils, land surface, subsurface strata or workplace).

SECTION 3.12. Employee and Labor Matters. Except as would not reasonably be expected to have a VIOC Centers Material Adverse Effect (i) there is not any, and during the past three years there has not been any, labor strike, dispute, work stoppage or lockout pending against the VIOC Centers; (ii) to the knowledge of Ashland, no union organizational campaign is in progress with respect to the VIOC Centers Employees and no question concerning representation of such employees exists; (iii) Ashland is not engaged in any unfair labor practice in connection with the conduct of the VIOC Centers; (iv) there are not any unfair labor practice charges or complaints against Ashland pending before the National Labor Relations Board in connection with the conduct of the VIOC Centers; (v) there are not any pending union grievances against Ashland in connection with the conduct of the VIOC Centers as to which there is a reasonable possibility of adverse determination; (vi) there are not any pending charges in connection with the conduct of the VIOC Centers against Ashland or any VIOC Centers Employee before the Equal Employment Opportunity Commission or any state or local agency responsible for the prevention of unlawful employment practices; and (vii) Ashland has not received written notice during the past three years of the intent of any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation of the VIOC Centers.

SECTION 3.13. Sufficiency of Transferred Assets. Except for the exclusion of the Excluded Assets and assuming that HoldCo has the ability to provide to the VIOC Centers all corporate-level services of the type that are currently provided to the VIOC Centers by Ashland or any of its affiliates, the Transferred Assets, together with the Blanket License Agreement, are sufficient for the operation and conduct of the business of the VIOC Centers immediately following the Closing in substantially the same manner as currently operated and conducted, other than any insufficiency that would not reasonably be expected to have a VIOC Centers Material Adverse Effect.

SECTION 3.14. Inventory. Except as would not reasonably be expected to have a VIOC Centers Material Adverse Effect, the Inventory is generally of a quality usable or salable in the ordinary course of business of the VIOC Centers.

ARTICLE IV

Covenants

SECTION 4.01. Covenants of Ashland Relating to Conduct of VIOC Centers. (a) Except for matters set forth in Section 4.01 of the VIOC Centers Disclosure Letter or otherwise contemplated by the Transaction Agreements, from the date of this Agreement to the Closing, Ashland shall conduct the business of the VIOC Centers in the usual, regular and ordinary course in substantially the same manner as previously conducted. Without limiting the generality of the foregoing, Ashland shall use its reasonable best efforts to (i) preserve the material business relationships of the VIOC Centers with customers, suppliers, distributors and others with whom Ashland deals in connection with the conduct of the VIOC Centers in the ordinary course of business and retain its present employees who are involved in the operation of the VIOC Centers, (ii) maintain the Transferred Assets, including those held under leases, in as good operating condition and repair (ordinary wear and tear excepted) as at present, and maintain all Permits set forth in Section 3.06 of the VIOC Centers Disclosure Letter, (iii) perform in all material respects its obligations under Assigned Contracts and (iv) comply in all material respects with all applicable Laws relating to the VIOC Centers or any of the Transferred Assets. In addition, except as set forth in Section 4.01 of the VIOC Centers Disclosure Letter or otherwise contemplated by the Transaction Agreements, Ashland shall not do any of the following in connection with the VIOC Centers without the prior written consent of Marathon (which consent shall not be unreasonably withheld or delayed):

(i) adopt, establish or amend in any material respect any VIOC Benefit Plan (or any plan that would be a VIOC Benefit Plan if adopted or established) in a manner affecting any VIOC Centers

Employee, except as required by applicable Law or as would relate to a substantial number of other similarly situated employees of Ashland and its subsidiaries;

(ii) grant to any VIOC Centers Employee any increase in compensation or benefits, except in the ordinary course of business and consistent with past practice or as may be required under existing Contracts set forth in Section 3.05 of the VIOC Centers Disclosure Letter and except for any increases for which Ashland shall be solely obligated and which will not result in any incremental compensation that will be payable by HoldCo after the Closing Date pursuant to Section 4.03(a);

(iii) subject any Transferred Asset to any Lien of any nature whatsoever that would have been required to be set forth in Sections 3.02 or 3.03 of the VIOC Centers Disclosure Letter if existing on the date of this Agreement;

(iv) waive any claims or rights of substantial value to the extent relating to any Transferred Asset;

(v) make or incur any capital expenditures (of a non-emergency nature) that relate to the VIOC Centers and that are not reflected in the capital expenditure budget set forth in Section 4.01(a)(v) of the VIOC Centers Disclosure Letter and that, individually, are in excess of $100,000 or that, in the aggregate, are in excess of $500,000, except for any such capital expenditures for which Ashland shall be solely obligated, provided, however, that if Ashland makes or incurs a capital expenditure that relates exclusively to the VIOC Centers and is not reflected in the capital expenditure budget set forth in Section 4.01(a)(v) of the VIOC Centers Disclosure Letter, and if Marathon agrees in writing to cause HoldCo to reimburse Ashland for such capital expenditure, then HoldCo shall, promptly after the Closing, reimburse Ashland for such capital expenditure;

(vi) sell, lease, license or otherwise dispose of any Transferred Assets, except (A) inventory, supplies and obsolete or excess equipment sold or disposed of in the ordinary course of business and (B) leases entered into in the ordinary course of business with aggregate annual lease payments not in excess of $50,000;

(vii) enter into or amend any employee collective bargaining agreement or other Contract with any labor union;

(viii) commit an intentional material breach of or waive any material rights under any material Assigned Contract or any material Permit, or amend or terminate any material Assigned Contract or any material Permit if the result of any such amendment or termination would be materially adverse to HoldCo; or

(ix) authorize, or commit or agree to take, any of the foregoing actions.

(b) Advice of Changes. Ashland shall promptly advise Marathon in writing of any change or event that has had or would reasonably be expected to have a VIOC Centers Material Adverse Effect.

(c) Insurance. Ashland shall use its reasonable best efforts to keep, or to cause to be kept, all insurance policies currently maintained with respect to the Transferred Assets (the “Ashland Insurance Policies”), or suitable replacements thereof, in full force and effect without interruption through the close of business on the Closing Date; it being understood that any and all Ashland Insurance Policies are owned and maintained by Ashland and its affiliates (and do not exclusively relate to the VIOC Centers). HoldCo will not have any rights under the Ashland Insurance Policies from and after the Closing Date.

(d) Reimbursement of Media Expenditures. After the date of this Agreement, if Ashland enters into a Contract that is a media placement agreement that would be an Assigned Contract pursuant to Section 1.02(a)(v)(B), and if Marathon agrees in writing to cause HoldCo to reimburse Ashland for expenditures made or incurred under such Assigned Contract prior to the Closing, then HoldCo shall, promptly after the Closing, reimburse Ashland for such expenditures.

SECTION 4.02. Refunds and Remittances. After the Closing, if Ashland or any of its affiliates receive any refund or other amount which is a Transferred Asset or is otherwise properly due and owing to HoldCo or any of its affiliates in accordance with the terms of this Agreement, Ashland promptly shall remit, or shall cause to be remitted, such amount to HoldCo. After the Closing, if HoldCo or any of its affiliates receive any refund or other amount which is an Excluded Asset or is otherwise properly due and owing to Ashland or any of its affiliates in accordance with the terms of this Agreement, HoldCo promptly shall remit, or shall cause to be remitted, such amount to Ashland. After the Closing, if HoldCo or any of its affiliates receive any refund or other amount which is related to claims (including workers’ compensation), litigation, insurance or other matters for which Ashland or any of its affiliates is responsible hereunder, and which amount is not a Transferred Asset, or is otherwise properly due and owing to Ashland or any of its affiliates in accordance with the terms of this Agreement, HoldCo promptly shall remit, or cause to be remitted, such amount to Ashland. After the Closing, if Ashland or any of its affiliates receive any refund or other amount which is related to claims (including workers’ compensation), litigation, insurance or other matters for which HoldCo or any of its affiliates is responsible hereunder, and which amount is not an Excluded Asset, or is otherwise properly due and owing to HoldCo or any of its affiliates in accordance with the terms of this Agreement, Ashland promptly shall remit, or cause to be remitted, such amount to HoldCo.

SECTION 4.03. Employee Matters. (a) Continuation of Employment. Effective as of the Closing, HoldCo or one or more of its affiliates shall offer employment (which shall include HoldCo’s compliance with its covenants set forth in this Section 4.03) to all VIOC Centers Employees who on the Closing Date are actively at work (each, an “Active VIOC Centers Employee”). For purposes of this Agreement, any VIOC Centers Employee who is not actively at work on the Closing Date due solely to a leave of absence (including due to vacation, holiday, sick leave, maternity or paternity leave, military leave, jury duty, bereavement leave, injury or short-term disability), other than long-term disability, in compliance with applicable policies of Ashland or its affiliates shall be deemed an Active VIOC Centers Employee. Each VIOC Centers Employee who accepts such an offer of employment is referred to herein as a “Transferred VIOC Centers Employee”. Immediately following the Closing, HoldCo shall, or shall cause one or more of its affiliates to, provide each Transferred VIOC Centers Employee (i) with overall compensation that is at least equivalent to such Transferred VIOC Centers Employee’s overall compensation in effect immediately prior to the Closing and (ii) subject to the provisions of this Section 4.03, with appropriate employee benefits as determined by HoldCo or such affiliate. Without limiting the generality of the foregoing, HoldCo shall maintain employee benefit plans and programs for the Transferred VIOC Centers Employees, which shall be competitive in the retail industry.

(b) Certain Welfare Benefits Matters. (i) Immediately following the Closing, HoldCo or one or more of its affiliates shall allow Transferred VIOC Centers Employees to participate in benefit plans that provide for group welfare benefits including, for the avoidance of doubt, vacation and severance benefits (the “HoldCo VIOC Welfare Plans”). HoldCo shall grant to the Transferred VIOC Centers Employees credit under the HoldCo VIOC Welfare Plans for service prior to the Closing with Ashland and its affiliates for all purposes, other than for purposes of determining eligibility to receive retiree medical subsidies and for purposes of determining level of benefits and benefit accruals under any retiree medical plans maintained by HoldCo or its affiliates. HoldCo or its applicable affiliate shall (A) waive all limitations as to preexisting conditions, exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to the Transferred VIOC Centers Employees and their dependents under the HoldCo VIOC Welfare Plans to the extent satisfied or waived under the applicable corresponding VIOC Benefit Plan immediately prior to the Closing and (B) provide each Transferred VIOC Centers Employee and his or her eligible dependents with either pro-rated deductibles and co-payments for the balance of the year or credit for any co-payments and deductibles paid prior to the Closing in the calendar year in which the Closing Date occurs (or, if later, in the calendar year in which Transferred VIOC Centers Employees and their dependents commence participation in the applicable HoldCo VIOC Welfare Plan) for purposes of satisfying any applicable deductible or out-of-pocket requirements under any HoldCo VIOC Welfare Plans in which the Transferred VIOC Centers Employees participate. If credit for deductibles and co-payments is provided, Ashland shall provide or cause to be provided adequate data to implement that credit as HoldCo may reasonably request.

(ii) Ashland shall be responsible in accordance with its applicable welfare plans (and the applicable welfare plans of its affiliates) in effect prior to the Closing for all reimbursement claims (such as medical and dental claims) for expenses incurred, and for all non-reimbursement claims (such as life insurance claims) incurred, under such plans prior to the Closing by Transferred VIOC Centers Employees and their dependents, except that HoldCo shall be responsible for such claims to the extent such claims are reflected on the Balance Sheet or to the extent insured under an insurance policy of which HoldCo or its affiliates becomes the beneficiary and for which Ashland or its affiliates have paid the premium. HoldCo shall be responsible in accordance with the applicable welfare plans of HoldCo and its affiliates for all reimbursement claims (such as medical and dental claims) for expenses incurred, and for all non-reimbursement claims (such as life insurance claims) incurred, from and after the Closing by Transferred VIOC Centers Employees and their dependents. For purposes of this Section 4.03(b)(ii), a claim shall be deemed to have been incurred on (A) the date of death or dismemberment in the case of claims under life insurance and accidental death and dismemberment policies or (B) the date on which the charge or expense giving rise to such claim is incurred (without regard to the date of inception of the related illness or injury or the date of submission of a claim related thereto) in the case of all other claims; provided, however, that in the event of a hospital stay that commences prior to the close of business on the Closing Date and ends after the close of business on the Closing Date, the cost thereof shall be apportioned between HoldCo and Ashland with Ashland responsible for that portion of the cost incurred prior to the close of business on the Closing Date and HoldCo responsible for the balance of such cost. Effective as of the Closing, HoldCo shall assume all liabilities, obligations and commitments of Ashland and its affiliates to Transferred VIOC Centers Employees and their eligible dependents in respect of health insurance under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Health Insurance Portability and Accountability Act of 1996 and applicable state Law; provided, however, that Ashland and its affiliates shall remain obligated to provide any applicable COBRA notices in respect of events occurring on or prior to the Closing Date.

(c) Accrued Vacation. For purposes of determining the number of vacation days to which each Transferred VIOC Centers Employee shall be entitled following the Closing, HoldCo shall assume and honor all vacation days accrued or earned but not yet taken by such Transferred VIOC Centers Employee as of the Closing. To the extent that a Transferred VIOC Centers Employee is entitled under any applicable Law or any policy of Ashland or its affiliates to be paid for any vacation days accrued or earned but not yet taken by such Transferred VIOC Centers Employee as of the Closing, HoldCo shall discharge the liability for such vacation days.

(d) Retirement Plan. Immediately following the Closing, HoldCo or one or more of its affiliates shall have in effect a retirement benefit plan or plans (as applicable, the “HoldCo Retirement Plan”) that shall provide benefits to the Transferred VIOC Centers Employees. HoldCo or such affiliate shall have sole discretion in establishing the provisions of the HoldCo Retirement Plan.

(e) Administration. Following the date of this Agreement, Ashland and HoldCo shall reasonably cooperate in all matters reasonably necessary to effect the transactions contemplated by this Section 4.03, including exchanging information and data relating to workers’ compensation, employee benefits and employee benefit plan coverages (except to the extent prohibited by applicable Law), and in obtaining any governmental approvals required hereunder.

(f) Employment Tax Reporting Responsibility. HoldCo and Ashland hereby agree to follow the alternate procedure for employment tax withholding as provided in Section 5 of Rev. Proc. 96-60, 1996-53 I.R.B. 24 (“Rev. Proc. 96-60”). Ashland shall provide HoldCo with all necessary and accurate payroll records and such other information relating to the Transferred VIOC Centers Employees as HoldCo may reasonably request with respect to Transferred VIOC Centers Employees in order to comply with the provisions of Rev. Proc. 96-60 with respect to the calendar year that includes the Closing Date. HoldCo shall perform all employment tax reporting responsibilities for such employees from the Closing Date forward and shall furnish a Form W-2 for such calendar year to each Transferred VIOC Centers Employee that will include all remuneration earned by such Transferred VIOC Centers Employee from Ashland or HoldCo during such calendar year.

(g) Intent. It is HoldCo’s intent that the HoldCo Retirement Plan shall provide retirement benefits that are competitive within the retail industry.

SECTION 4.04. Post-Closing Information. After the Closing, upon reasonable written notice, Ashland and HoldCo shall furnish or cause to be furnished to each other and their employees and Representatives, during normal business hours, reasonable access to the personnel, properties, books, Contracts, commitments, records and other information relating to the VIOC Centers (and, to the extent reasonably requested, copies of the portions relating to the VIOC Centers of any such books, Contracts, commitments, records and other information, in each case to the extent they are available in written form and they relate to the period prior to the Closing Date) and assistance relating to the VIOC Centers (to the extent within the control of such party), in each case for any reasonable business purpose, including in respect of litigation, insurance matters, financial reporting and accounting matters.

SECTION 4.05. Records. HoldCo recognizes that certain Records may contain incidental information relating to subsidiaries, divisions or businesses of Ashland other than the VIOC Centers and that Ashland may retain copies thereof. Ashland recognizes that certain documents and information of a type similar to the Records may be used, held for use or intended to be used primarily in, or arise primarily out of, the operation or conduct of the VIOC Centers, and shall provide copies of the relevant portions thereof to HoldCo at the Closing.

SECTION 4.06. [Intentionally Omitted].

SECTION 4.07. Bulk Transfer Laws. HoldCo hereby waives compliance by Ashland with the provisions of any so-called “bulk transfer law” of any jurisdiction in connection with the VIOC Assignment and Assumption.

SECTION 4.08. Supplies. At any time after 20 days after the Closing Date, HoldCo shall not use stationery, purchase order forms, labels, material safety data sheets or other similar paper goods or supplies that state or otherwise indicate thereon that the VIOC Centers are a division or unit of Ashland.

SECTION 4.09. Mail. From and after the Closing, Ashland and HoldCo shall cooperate with each other, and shall cause their Representatives to cooperate with each other, to ensure that (i) HoldCo receives copies of all mail (including mail sent by private delivery and electronic mail correspondence) relating to the VIOC Centers or the Transferred Assets and (ii) Ashland receives all mail addressed to Ashland delivered to the Premises (which HoldCo is hereby authorized to receive and open) that contains information relating to, or of importance to, Ashland (including for financial reporting, accounting or tax purposes) or to subsidiaries, divisions or businesses of Ashland other than the VIOC Centers.

SECTION 4.10. Further Assurances. From time to time after the Closing, as and when requested by any party hereto, each party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, as such other party may reasonably deem necessary or desirable to consummate the Transactions contemplated by this Agreement, including, (i) in the case of Ashland, executing and delivering to HoldCo such assignments, deeds, Consents and other instruments as HoldCo may reasonably request as necessary or desirable for such purpose and (ii) in the case of HoldCo, executing and delivering to Ashland such assumptions and other instruments as Ashland may reasonably request as necessary or desirable for such purpose. From and after the Closing Date, Ashland will promptly refer all bona fide written inquiries with respect to ownership of the Transferred Assets after the Closing or the operation or conduct of the VIOC Centers after the Closing to HoldCo or its designee.

SECTION 4.11. Review of Contracts. Prior to the Closing Date, Ashland shall review the terms of each material Contract that relates in part to the VIOC Centers and in part to any other business of Ashland or any of its subsidiaries other than those Contracts identified in Section 4.11 of the VIOC Centers Disclosure Letter (collectively, “Ashland Joint Contracts”) in order to determine whether such Contract should be terminated and replaced on or prior to the Closing Date by a separate Contract relating to the VIOC Centers on the one hand (any such separate Contract being an Assigned Contract, so long as (i) entering into such Contract would not otherwise be in violation of this Agreement and (ii) such Contract does not contain terms that, in the aggregate, are materially less advantageous to the VIOC Centers than the terms under the Contract being terminated and replaced), and a separate Contract relating to such other business of Ashland or any of its subsidiaries on the other hand (any such separate Contract not being an Assigned Contract). If requested by HoldCo or Marathon within 90 days after Ashland notifies HoldCo and Marathon in writing of the specific terms of the Ashland Joint Contracts, Ashland shall continue in effect any Ashland Joint Contract not terminated and replaced in accordance with the immediately preceding sentence, if not prohibited by the terms of such Ashland Joint Contract, until the stated expiration thereof (without regard to any available renewal options); provided, however, that Ashland shall not be prohibited from terminating any such Ashland Joint Contract that relates to a substantial number of Valvoline Instant Oil Change (VIOC) quick-lube service centers owned or operated by Ashland. Each of Ashland and HoldCo shall perform its respective obligations under all such Ashland Joint Contracts so as not to create a default thereunder, and Ashland shall provide HoldCo with rights thereunder consistent with historical practice between the parties with respect thereto, subject to obtaining any necessary Consents from third parties (which Ashland and HoldCo mutually agree to use their reasonable best efforts to obtain) and subject to HoldCo bearing the proportionate expense attributable to such rights consistent with historical practice between the parties with respect thereto; provided, however, that neither Ashland nor HoldCo shall be obligated to extend credit to the other party.

SECTION 4.12. List of Permits. Within 90 days after the date of this Agreement, Ashland shall provide to HoldCo and Marathon a list setting forth all material certificates, licenses, permits, authorizations, Consents and approvals issued or granted to Ashland by, and all material exemptions of, or registrations or filings with, Governmental Entities (“Permits”), that are used, held for use or intended to be used in the operation or conduct of the VIOC Centers.

ARTICLE V

Termination

SECTION 5.01. Termination. Notwithstanding anything to the contrary in this Agreement, this Agreement shall automatically terminate, without further action by any party, and the VIOC Assignment and Assumption abandoned at any time prior to the Closing, upon termination of the Master Agreement in accordance with the terms thereof.

SECTION 5.02. Effect of Termination. In the event of termination of this Agreement in accordance with Section 5.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party hereto, other than (i) Section 5.01 and this Section 5.02 and (ii) Article VI (General Provisions), which provisions shall survive such termination, and except to the extent that such termination results from the material breach by a party of its representations, warranties or covenants set forth in the Transaction Agreements.

ARTICLE VI

General Provisions

SECTION 6.01. Interpretation; VIOC Centers Disclosure Letter; Certain Definitions. (a) When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article of, a Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. No item contained in any section of the VIOC Centers

Disclosure Letter shall be deemed adequate to disclose an exception to a representation or warranty made in this Agreement, unless (i) such item is included (or expressly incorporated by reference) in a section of the VIOC Centers Disclosure Letter that is numbered to correspond to the section number assigned to such representation or warranty in this Agreement or (ii) it is readily apparent from a reading of such item that it discloses an exception to such representation or warranty.

(b) For all purposes hereof:

“Blanket License Agreement” means the Blanket License Agreement among the parties thereto in the form attached hereto as Exhibit C, together with the forms of License Agreement, Licensee Sign and Equipment Lease Agreement and Licensee Supply Agreement which are attached thereto and incorporated by reference therein.

“Environmental Liability” means any liability, obligation or commitment arising under any Environmental Law; provided, however, that Environmental Liability specifically does not include any liability, obligation or commitment relating to any Claim brought by any person other than a Governmental Entity seeking damages, contribution, indemnification, cost recovery, penalties, compensation or injunctive relief resulting from the existence or release of, or exposure to, Hazardous Materials, except where such Claim is brought as a citizen’s suit in which no monetary damages are sought for the account of such person. Anything in this Agreement to the contrary notwithstanding, any liability, obligation or commitment under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or any comparable state Environmental Law that arises out of, is based on or is in connection with the disposal or Release by Ashland of Hazardous Materials at a location other than the Premises shall be treated as a Retained Liability and shall not be or become an Assumed Liability.

“Intellectual Property” means patents (including all reissues, divisions, continuations and extensions thereof), patent applications, trademarks, trademark registrations, trademark applications, servicemarks, servicemark registrations, servicemark applications, trade names, business names, brand names, copyrights, copyright registrations and proprietary designs and design registrations.

“Permitted Liens” means (i) Liens for current Taxes, assessments, governmental charges or levies not yet due, (ii) workers’ or unemployment compensation Liens arising in the ordinary course of business, (iii) mechanic’s, materialman’s, supplier’s, vendor’s, garnishment or similar Liens arising in the ordinary course of business for amounts not yet due, (iv) Liens or other charges or encumbrances as may have arisen in the ordinary course of business, none of which individually or in the aggregate are material to the ownership, use or operation of the Transferred Assets, (v) any state of facts which an accurate survey would show which does not materially detract from the value of or materially interfere with the use and operation of the Transferred Assets, (vi) any Liens, easements, rights-of-way, restrictions, rights, leases and other encumbrances affecting title thereto, whether or not of record, which do not materially detract from the value of or materially interfere with the use and operation of the Transferred Assets, (vii) legal highways, zoning and building Laws, ordinances or regulations, (viii) any Liens for real estate Taxes which are not yet due and payable, (ix) Liens set forth in Section 3.02 of the VIOC Centers Disclosure Letter and (x) Liens set forth in Section 3.03 of the VIOC Centers Disclosure Letter.

“VIOC Centers” means the Valvoline Instant Oil Change (VIOC) service center business operations (including the marketing and selling of quick service engine oil change services, lubrication services, certain routine maintenance check services, preventive automotive maintenance services, and related products and services) conducted at the locations listed in Section 6.01(b) of the VIOC Centers Disclosure Letter by Ashland, and the supporting office operations conducted at the locations listed in Section 6.01(b) of the VIOC Centers Disclosure Letter by Ashland, in each case directly or indirectly through certain of its subsidiaries, as of the date of this Agreement.

“VIOC Centers Material Adverse Effect” means a material adverse effect (i) on the business, properties, assets, condition (financial or otherwise), operations or results of operation of the VIOC Centers, taken as a whole, (ii) on the ability of Ashland to perform its obligations under this Agreement and the other agreements and instruments to be executed and delivered in connection with this Agreement or (iii) on the ability of Ashland to consummate the VIOC Assignment and Assumption. For purposes of this Agreement, “VIOC Centers Material Adverse Effect” shall exclude any events, changes, effects and developments to the extent relating to (A) the economy of the United States or foreign economies in general, (B) industries in which the VIOC Centers operate and not specifically relating to the VIOC Centers, (C) any announcement by Ashland of the Transactions or of its intention to transfer the VIOC Centers or (D) the execution of the Transaction Agreements and the Ancillary Agreements and the consummation of the Transactions.

SECTION 6.02. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

SECTION 6.03. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement (in accordance with the terms of Section 6.06) so as to effect the original intent of the parties hereto as closely as possible to the end that the Transactions contemplated hereby are fulfilled to the greatest extent possible.

SECTION 6.04. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 6.05. No Third-Party Beneficiaries. This Agreement is not intended to confer any rights or remedies upon any person other than the parties hereto and the Marathon Parties, whom the parties hereto expressly agree are third-party beneficiaries entitled to enforce the provisions of this Agreement. Ashland acknowledges that the rights, titles and interests provided to HoldCo pursuant to this Agreement are a material part of the consideration for the agreements of the Marathon Parties pursuant to the Master Agreement. It is further understood that, subject to Section 14.09 of the Master Agreement, the respective successors and assigns of Ashland and HoldCo shall have all of the rights, interests and obligations of Ashland and HoldCo, respectively, hereunder.

SECTION 6.06. Amendment. This Agreement may not be amended by the parties except pursuant to an instrument in writing signed on behalf of Ashland and HoldCo with the written consent of Marathon.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement, all as of the date first written above.

ASHLAND INC.,

by	/s/ JAMES J. O’BRIEN
Name:	James J. O’Brien
Title:	Chief Executive Officer

ATB HOLDINGS INC.,

by	/s/ JAMES J. O’BRIEN
Name:	James J. O’Brien
Title:	President

Annex E

AMENDMENT NO. 2 dated as of March 18, 2004 (this “Amendment”), to the Amended and Restated Limited Liability Company Agreement dated as of December 31, 1998 (the “MAP LLC Agreement”) of Marathon Ashland Petroleum LLC (the “Company”), by and between Ashland Inc., a Kentucky corporation (“Ashland”) and Marathon Oil Company, an Ohio corporation (“Marathon”), a wholly owned subsidiary of Marathon Oil Corporation, a Delaware Corporation (“Marathon Corporation”).

WHEREAS Ashland and Marathon are the only Members of the Company and are parties to the MAP LLC Agreement, which sets forth the rights and responsibilities of each of them with respect to the governance, financing and operation of the Company (capitalized terms used in this Amendment and not defined herein shall have the meanings given such terms in the MAP LLC Agreement);

WHEREAS Marathon Corporation, Marathon, Ashland, New EXM Inc., a Kentucky Corporation (“New Ashland Inc.”), certain of their respective affiliates and the Company are parties to a Master Agreement (as defined herein), pursuant to which the parties have agreed to effect the Transactions described therein;

WHEREAS Marathon Corporation, Marathon, Ashland, New Ashland Inc. and certain of their respective affiliates are parties to a Tax Matters Agreement (as defined herein), which sets forth the rights and obligations of the parties with respect to Taxes in connection with the Transactions (as defined herein);

WHEREAS in connection with the MAP Partial Redemption (as defined herein), Marathon and Ashland wish to adjust the Percentage Interests of the Members;

WHEREAS the Members wish to amend the MAP LLC Agreement to facilitate the Transactions.

NOW, THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1. Definitions

Effective as of the date of this Amendment, Section 1.01 of the MAP LLC Agreement is amended by adding the following defined terms at the appropriate alphabetical location:

“Closing Date” has the meaning set forth in the Master Agreement.

“Closing” has the meaning set forth in the Master Agreement.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Cold Assets” has the meaning set forth in Section 5.05(b).

“Collection Policies and Procedures” means the policies and procedures set forth on Schedule 5.05 attached hereto and pursuant to which the Company shall act as the collection agent on behalf of New Ashland Inc. with respect to the Distributed Receivables.

“Distributed Receivables” has the meaning set forth in the Master Agreement.

“Distribution Period” means each of (i) the three-month periods ended March 31, June 30, September 30 and December 31 of each Fiscal Year, and (ii) if such Distribution Period would otherwise include the Closing Date, each of (a) the period beginning on the day after the last day of the Fiscal Quarter immediately preceding the Closing Date and ending at the close of business on the Closing Date; and (b) the period beginning on the day after the Closing Date and ending on the next to occur of March 31, June 30, September 30 and December 31.

“Excess Section 751 Property” has the meaning set forth in Section 5.05(b).

“Final Determination” has the meaning set forth in the Tax Matters Agreement.

“Form of Receivables Assignment” means the Form of Receivables Assignment attached as Attachment A hereto.

“Incidental Cash” shall mean (a) petty cash, (b) refining, retail outlets and transportation (“RMT”) working funds, (c) depository account balances for the RMT business (automated clearinghouse transmissions submitted on the most recent banking day in the applicable jurisdiction immediately preceding the Closing Date or later will be for the account of the Company and its subsidiaries), (d) funds in transit relating to retail outlet deposits, and (e) uncollected funds in lockboxes and lockbox bank accounts for the RMT business (automated clearinghouse transmissions submitted on the most recent banking day in the applicable jurisdiction immediately preceding the Closing Date or later will be for the account of the Company and its subsidiaries).

“IRS” means the U.S. Internal Revenue Service.

“Master Agreement” means the Master Agreement, dated as of March 18, 2004 among Marathon Corporation, a Delaware Corporation (“Marathon Corporation”), Marathon, Ashland, New EXM Inc., a Kentucky Corporation (“New Ashland Inc.”), certain of their respective affiliates and the Company pursuant to which the parties have agreed to effect the Transactions.

“Member Loans” means any loan of cash or other property by the Company to a Member.

“MAP Partial Redemption” has the meaning set forth in the Master Agreement.

“MAP Partial Redemption Amount” has the meaning set forth in the Master Agreement.

“MAP Partial Redemption Date” means the date on which the MAP Partial Redemption is effected pursuant to Section 1.01 of the Master Agreement.

“Outstanding Member Loan” means any Member Loan to the extent that such Member Loan has not been repaid by the borrower to the Company.

“Pass-Through Items” has the meaning set forth in the Tax Matters Agreement.

“Receivables Sales Facility” means the facility for sales of accounts receivable by the Company to a party unrelated to any Member pursuant to the Receivables Purchase and Sale Agreement and exhibits thereto, attached as Attachment B to this Agreement or such additional or other terms as agreed by the parties, it being understood that Ashland (or, after the Closing, New Ashland Inc.) shall agree to such additional or other terms proposed by Mexico or the Company unless in its good faith judgment such terms adversely affect the treatment of such sales as sales for tax purposes.

“Refund” means any refund of Taxes, including any reduction of Taxes paid or payable by means of credits, offsets or otherwise.

“Section 704(b) Book-Up” has the meaning set forth in Section 6.19.

“Section 751 Property” means Section 751 property, as such term is defined in U.S. Treasury Regulation § 1.751-1(e).

“Tax” or “Taxes” means all forms of taxation imposed by any governmental authority, including net income, gross income, alternative minimum, sales, use, ad valorem, gross receipts, value added, franchise, license, transfer, withholding, payroll, employment, excise, severance, stamp, property, custom duty, taxes or governmental charges, together with any related interest, penalties or other additional amounts imposed by a Tax Authority, and including all liability for or in respect of any of the foregoing as a result of being a member of a consolidated or similar group or a partner in an entity treated as a partnership or other pass-through entity for Tax purposes or as a result of any tax sharing or similar contractual agreement.

“Tax Authority” means any governmental authority imposing Taxes and the agency, if any, charged with the collection of such Taxes for such authority.

“Tax Matters Agreement” means the Tax Matters Agreement, dated as of March 18, 2004, among Ashland, New Ashland Inc., Marathon Corporation, Marathon, certain of their respective affiliates and the Company, that sets forth the rights and obligations of such parties with respect to Taxes in connection with the Transactions.

“Transactions” has the meaning set forth in the Master Agreement.

“Undistributed Cash” means any Short Term Investments held by the Company immediately following the MAP Partial Redemption.

SECTION 2. Definition of Distributable Cash

Effective as of the date of this Amendment, Section 1.01 of the MAP LLC Agreement is amended by amending and replacing the defined term “Distributable Cash” as follows:

“Distributable Cash” means, for each Distribution Period including a Distribution Period that includes the Closing Date, without duplication:

(a) the Short-Term Investments of the Company and its subsidiaries on the last day of such Distribution Period, minus

(b) the Ordinary Course Debt of the Company and its subsidiaries on the last day of such Distribution Period, minus

(c) the Tax Distribution Amount, if any, to be distributed under Section 5.01(a) in respect of such Distribution Period, minus

(d) funds held on the last day of such Distribution Period for financing Special Projects (including the Detroit Clean Fuels/Expansion Project) or Permitted Capital Projects/Acquisitions, minus

(e) if the notional repayment of principal for Special Project Indebtedness or Permitted Capital Project/Acquisition Indebtedness during such Distribution Period calculated using a notional repayment schedule established and approved by the Board of Managers in accordance with the Company Leverage Policy was more than the amount of actual principal repayments for such Special Project Indebtedness or Permitted Capital Project Acquisition Indebtedness during such Distribution Period, the amount of such excess, plus

(f) if the amount of the actual principal repayments for Special Project Indebtedness or Permitted Capital Project/Acquisition Indebtedness during such Distribution Period was more than the notional repayment of principal for such Special Project Indebtedness or Permitted Capital Project/Acquisition Indebtedness during such Distribution Period (calculated in the manner described in clause (e) above), the amount of such excess, plus or minus

(g) any adjustments or reserves (including any adjustments for minimum cash balance requirements, including cash reserves for accrued or withheld Taxes not yet due) in the amounts and for the time periods established and approved by the Board of Managers pursuant to a vote in accordance with Section 8.07(b), minus

(h) the proceeds of any asset sales, dispositions or sale leaseback arrangements, effected pursuant to Section 9.15(b) of the Master Agreement, to the extent such asset sales, dispositions or sale leaseback arrangements are not effected in the ordinary course of the Company’s business and are not reflected in the Company’s Business/Tactical Plan & Budget 2004-2006, dated December 16, 2003, plus

(i) with respect to determining the MAP Partial Redemption Amount (as defined in the Master Agreement), all out of pocket costs and expenses to the extent paid by the Company prior to the Closing Date in connection with any asset sales, dispositions, or sale leaseback arrangements described in clause (h) above, plus

(j) with respect to determining the MAP Partial Redemption Amount (as defined in the Master Agreement), all out of pocket costs and expenses paid by the Company to arrange, maintain or terminate any Working Capital Facilities (as defined in the Company Leverage Policy, set forth in Schedule 8.14) (other than interest), Receivables Sales Facilities or other arrangements to provide financing to the Company (to the extent such costs and expenses are paid prior to the Closing Date).

In applying the definition of “Distributable Cash” for purposes of the definition of “MAP Adjustment Amount” in the Master Agreement, any reduction in Distributable Cash resulting from the MAP Partial Redemption (as defined in the Master Agreement) or any payment pursuant to Section 9.09(b) of the Master Agreement shall be disregarded.

SECTION 3. Percentage Interest after MAP Partial Redemption

Effective as of the date of this Amendment, Section 3.01 of the MAP LLC Agreement is amended and restated to be Section 3.01(a), and a new Section 3.01(b) is added immediately thereafter as follows:

(b) Immediately following the MAP Partial Redemption, the respective Percentage Interests of Ashland and Marathon will be determined as follows: Ashland’s Percentage Interest will equal the quotient, expressed as a percentage, of (x) $2.915 billion plus the MAP Adjustment Amount (as defined in the Master Agreement) minus the MAP Partial Redemption Amount (as defined in the Master Agreement) divided by (y) $7.671 billion plus 100% of the Distributable Cash of the Company as of the Closing Date minus the MAP Partial Redemption Amount. Marathon’s Percentage Interest will equal 100% minus Ashland’s Percentage Interest. The Percentage Interests of the Members will be appropriately adjusted if the MAP Partial Redemption Amount is increased in accordance with Sections 1.01 or 1.06 of the Master Agreement.

SECTION 4. Distributions

Effective as of the date of this Amendment, Section 5.01 of the MAP LLC Agreement is amended and restated in its entirety as follows:

SECTION 5.01. Distributions. (a) No distribution with respect to a Tax Distribution Amount shall be made under this Section 5.01 with respect to a Distribution Period, and the Tax Distribution Amount with respect to such Distribution Period shall be $0.00, unless the Board of Managers, pursuant to a vote in accordance with Section 8.07(b), determines that there shall be such a distribution. If the Board of Managers, pursuant to a vote in accordance with Section 8.07(b), determines that there shall be a distribution under this Section 5.01 with respect to any Distribution Period during a Taxable Year, then, within 45 days after the end such Distribution Period, the Company shall distribute to the Members (the date of such distribution being a “Distribution Date”) an amount in cash (the “Tax Distribution Amount”) determined as follows:

(i) The maximum Tax Liability of each Member with respect to its allocable portion (as provided in Section 6.03) of the Company’s estimated taxable income for such Distribution Period shall be determined, based upon the highest aggregate marginal statutory Federal, state and local income tax rate (determined taking into account the deductibility, to the extent allowed, of income-based taxes paid to governmental entities) to which any Member may be subject for the related Fiscal Year (and excluding any deferred taxes) (the “Aggregate Tax Rate”).

(ii) If the Tax Liability determined in clause (i) is positive with respect to either Member, there shall be a cash distribution to each of the Members, in accordance with their Percentage Interests, of an aggregate amount such that neither Member shall have received distributions under this clause and subsection (b) below for such portion of such Fiscal Year in an amount less than its Tax Liability for such portion of such Fiscal Year.

(b) No distribution of Distributable Cash shall be made under this Section 5.01(b) with respect to a Distribution Period unless the Board of Managers, pursuant to a vote in accordance with Section 8.07(b), determines that there shall be such a distribution. If the Board of Managers, pursuant to a vote in accordance with Section 8.07(b), determines that there shall be a distribution under this Section 5.01(b) with respect to any Distribution Period, the Company shall distribute to the Members such amount of Distributable Cash as is determined to be distributed by such vote of the Board of Managers. Subject to Section 5.02(b), each such distribution shall be allocated between the Members pro rata based upon their respective Percentage Interests.

(c) The Company shall prepare and distribute to each Member within 45 days after the end of each Distribution Period a statement (a “Distributions Calculation Statement”) setting forth the calculations (in reasonable detail) of (i) the Tax Distribution Amount for each Member with respect to such Distribution Period (as if the Board of Managers had determined that there shall be a distribution under Section 5.01(a) for such Distribution Period, regardless of whether such a determination was actually made), (ii) the amount of Distributable Cash with respect to such Distribution Period (as if the Board of Managers had determined that there shall be a distribution under Section 5.01(b) for such Distribution Period, regardless of whether such a distribution was actually made) and (iii) the allocation between the members of distributions, if any, under Sections 5.01(a) and (b) for such Distribution Period. Such Distributions Calculations Statements shall be distributed to such Members regardless of the amount, if any, that is actually distributed to such Members during such Distribution Period.

(d) Notwithstanding anything to the contrary in this Agreement, any agreement reached between the Members to distribute any amount of cash different from the amounts which would be calculated in accordance with the methodology set forth in Section 5.01(a) and Section 5.01(b) above shall not alter or waive in any manner the obligations of the Company to prepare and deliver the Distributions Calculation Statement as set forth in Section 5.01(c) above, and after any such agreement has been reached the Company shall continue to prepare and deliver such Distributions Calculation Statement with respect to each Distribution Period as if no such agreement had been reached.

SECTION 5. Partial Redemption of Ashland Membership Interest

Effective as of the date of this Amendment, Article V of the MAP LLC Agreement is amended by adding the following new Section 5.05:

SECTION 5.05. MAP Partial Redemption. (a) On the MAP Partial Redemption Date, the Company shall effect the MAP Partial Redemption as described in Section 1.01 of the Master Agreement by distributing to Ashland the MAP Partial Redemption Amount in redemption of a portion of its Membership Interest in the Company and by adjusting the Percentage Interests of the Members as set forth in Section 3.01 of this Agreement. It is understood that no Tax Distribution shall be made with respect to the MAP Partial Redemption. The MAP Partial Redemption Amount shall be distributed in cash and by the distribution by the Company of the Distributed Receivables, each in the amount determined in accordance with Section 1.01 of the Master Agreement. In connection with the MAP Partial Redemption, on the Closing Date the Company shall, in accordance with the Form of Receivables Assignment attached as Attachment A hereto, (i) assign, transfer, or otherwise convey to Ashland, and Ashland shall accept from the Company, the Distributed Receivables, together with all Related Security and all Collections thereof (as such terms are defined in Schedule 5.05 attached hereto) and (ii) shall distribute to Ashland cash (by wire transfer of immediately available funds to a bank account, which will be designated by Ashland at least two Business Days before the Closing Date). The Company shall act as collection agent with respect to the Distributed Receivables on behalf of New Ashland Inc. and pay the full amount of all Collections thereof to New Ashland Inc. in accordance with the Collection Policies and Procedures set forth in Schedule 5.05. A subsequent distribution may be made with respect to any adjustments pursuant to Sections 1.06 or 9.13 of the Master Agreement.

(b) If, in accordance with the pre-filing agreement (as referenced in Section 7.06 of the Tax Matters Agreement) or as a result of any other Final Determination with respect to the MAP Partial Redemption, Ashland is determined to have received Section 751 Property in excess of the amount of Section 751

Property which, had Ashland actually received such amount, would have resulted in no gain recognition to Ashland under Section 751(b) of the Code (such excess amount of Section 751 Property, the “Excess Section 751 Property”), the Members agree that Ashland shall be deemed to have exchanged its share of Undistributed Cash for such Excess Section 751 Property for the purpose of determining the amount of gain, if any, recognized by Ashland under Section 751(b) of the Code; provided, however, that if the total amount of Undistributed Cash is less than the fair market value of the Excess Section 751 Property, then Ashland shall be deemed to have exchanged, for an amount of Section 751 Property, its share of property other than Section 751 Property, as designated by Ashland and Marathon prior to the Closing Date, with a fair market value equal to its tax basis (the “Cold Assets”); provided further, however, that the fair market value of such Cold Assets shall equal the difference between the fair market value of the Excess Section 751 Property and the total amount of Undistributed Cash. The Members agree that any deemed exchange by Ashland of Undistributed Cash and/or Cold Assets for Excess Section 751 Property pursuant to this Section 5.05(b) is intended to be consistent with the principles of U.S. Treasury Regulation § 1.751-1(g), Example 3(c) and Example 5(d)(1).

SECTION 6. Member Loans

Effective as of the date of this Amendment, Article V of the MAP LLC Agreement is amended by adding the following new Section 5.06:

SECTION 5.06. Member Loans. No Member Loans shall be permitted prior to January 1, 2005, unless approved by the Board of Managers pursuant to a vote in accordance with Section 8.07(b). At any time during the period beginning on January 1, 2005 and ending on the date 45 days prior to the Closing Date, Member Loans to Ashland shall be permitted on terms and conditions consistent with the Company’s historical practice with respect to Member Loans, and Member Loans to Marathon shall be permitted pursuant to a vote in accordance with Section 8.07(b). All Member Loans shall be repaid to the Company by Ashland or Marathon, as applicable, no later than 30 days prior to the Closing Date.

SECTION 7. Tax Allocations

(a) Effective as of the date of this Amendment, Section 6.02(a) of the MAP LLC Agreement is amended and restated as follows:

(a) Except as provided in Section 6.02(b), 6.02(c), 6.02(d), 6.02(e) and 6.17, Profit or Loss for any Fiscal Year shall be allocated between the Members in proportion to their respective Percentage Interests.

(b) Effective as of the date of this Amendment, Article VI of the MAP LLC Agreement is amended by adding the following new Sections 6.17, 6.18 and 6.19:

SECTION 6.17 Special Allocations. Notwithstanding anything to the contrary in Article VI of this Agreement or any other provision of this Agreement, Marathon shall be allocated any Profit and Loss associated with Pass-Through Items that would be allocable to Ashland in the absence of this Section 6.17 and that are attributable to a payment that is (1) described in Section 12.01(d)(vii) of the Master Agreement, which results in a special non-pro rata distribution to Ashland, or (2) made with respect to the St. Paul Park QQQ Project or the Plains Settlement (as both are described in Section 9.09 of the Master Agreement).

SECTION 6.18. Pre-Closing Allocation of Company Debt. Prior to the Closing Date, the Company and the Members will take all steps necessary to ensure that nonrecourse debt (within the meaning of U.S. Treasury Regulation § 1.752-1(a)) is allocated to the Members for purposes of Section 752 of the Code in a manner that results in each Member’s share of aggregate Company debt after the MAP Partial Redemption being equal to such Member’s share of aggregate Company debt immediately prior to such Redemption. For these purposes, with respect to nonrecourse debt (within the meaning of U.S. Treasury Regulation § 1.752-1(a)) if any, the Members agree to utilize, if necessary to satisfy the preceding sentence, U.S. Treasury Regulation §§ 1.752-3(a)(3) and 1.752-3(b).

SECTION 6.19 Section 704(b) Book-Up. The Company shall determine the value of each item (or class of items, as appropriate) of its assets as of the MAP Partial Redemption Date, based on the report prepared by Deloitte & Touche LLP and delivered to Ashland and Marathon in accordance with the definition of AR Fraction in Section 1.01 of the Master Agreement and shall, immediately prior to the MAP Partial Redemption, adjust the Capital Accounts of the Members under Treasury Regulation §1.704-1(b)(2)(iv)(f) and (g), based upon the amount of Profit and Loss that would be allocated to each Member under Section 6.02 of this Agreement with respect to each such item or class as if the Company sold all of its assets for such values immediately before the MAP Partial Redemption (the “Section 704(b) Book-Up”). Any resulting differences between the book and tax basis of property resulting from such Section 704(b) Book-Up shall be accounted for under Section 6.03 using a method selected by the Members.

SECTION 8. Items Requiring Vote of Members Under Section 8.07(b)

Section 8.08 of the MAP LLC Agreement is hereby amended by adding the following new Sections 8.08(r)-(t):

(r) the approval of a distribution under Section 5.01(a);

(s) the approval of a distribution under Section 5.01(b);

(t) making a Member Loan, except as otherwise provided in Section 5.06.

SECTION 9. Company Leverage Policy

The Company Leverage Policy (set forth in Schedule 8.14) is amended and restated in its entirety. Such policy is set forth in a new Schedule 8.14 attached hereto.

SECTION 10. Receivables Sales Facility

Article VIII of the MAP LLC Agreement is hereby amended by adding the following new Section 8.20:

SECTION 8.20. Receivables Sales Facility. The Company may enter into the Receivables Sales Facility.

SECTION 11. Transfer of Membership Interest

Effective as of the date of this Amendment, Section 10.01 of the MAP LLC Agreement is hereby amended by adding the following new Section 10.01(h):

(h) Transfer Pursuant to Master Agreement. Notwithstanding anything to the contrary in this Agreement, Ashland’s contribution, transfer and conveyance of its Membership Interests to HoldCo (as defined in the Master Agreement), HoldCo’s acceptance of such contribution, transfer and conveyance and the Transactions as contemplated by and in accordance with the Master Agreement and the other Transaction Agreements (as defined in the Master Agreement) are expressly permitted hereunder and shall not require approval under Section 8.07 or otherwise.

SECTION 12. Parties in Interest This Amendment shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors, legal representatives and permitted assigns.

SECTION 13. Counterparts This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

SECTION 14. GOVERNING LAW THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM OR PROCEEDING RELATED TO OR ARISING OUT OF THIS AMENDMENT, OR ANY TRANSACTION OR CONDUCT IN CONNECTION HEREWITH, IS WAIVED.

SECTION 15. No Third-Party Beneficiaries This Amendment is not intended to confer upon any person other than the parties hereto any rights or remedies.

SECTION 16. Interpretation The headings contained in this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

SECTION 17. Severability If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions and amendments contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Amendment so as to effect the original intent of the parties as closely as possible to the end that the transactions and amendments contemplated hereby are fulfilled to the extent possible.

SECTION 18. Continuation Of MAP LLC Agreement The MAP LLC Agreement continues in full force and effect, except as expressly amended herein.

SECTION 19. Consequences Of Termination Of Master Agreement In the event of a termination of the Master Agreement pursuant to Section 11.01 of the Master Agreement, the parties further agree that, as of the date the Master Agreement is terminated: the definition of “Distributable Cash,” sections 5.01 and 8.08, and the Company Leverage Policy (set forth in Schedule 8.14) shall be amended and restored to their language existing prior to this Amendment; Sections 5.05, 5.06, 6.17, and 8.20 shall be repealed in their entirety; and allocations of Profit and Loss for the period or periods between the signing of this Amendment and the date the Master Agreement is terminated shall be made without regard to Section 6.17 or, to the extent such allocations have been made under Section 6.17, the effects of such allocations shall be reversed with future allocations of Profit and Loss.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first written above.

MARATHON OIL COMPANY,

By	/s/ CLARENCE P. CAZALOT, JR.
Name:	Clarence P. Cazalot, Jr.
Title:	President

ASHLAND INC.,

By	/s/ JAMES J. O’BRIEN
Name:	James J. O’Brien
Title:	Chief Executive Officer

AMENDMENT NO. 3 dated as of April 27, 2005 (this “Amendment”), to the Amended and Restated Limited Liability Company Agreement dated as of December 31, 1998 (the “MAP LLC Agreement”) of Marathon Ashland Petroleum LLC (the “Company”), by and between Ashland Inc., a Kentucky corporation (“Ashland”) and Marathon Oil Company, an Ohio corporation (“Marathon”), a wholly owned subsidiary of Marathon Oil Corporation, a Delaware Corporation (“Marathon Corporation”).

WHEREAS Ashland and Marathon are the only Members of the Company and are parties to the MAP LLC Agreement, which sets forth the rights and responsibilities of each of them with respect to the governance, financing and operation of the Company (capitalized terms used in this Amendment and not defined herein shall have the meanings given such terms in the MAP LLC Agreement, as amended);

WHEREAS Marathon Corporation, Marathon, Ashland, New Ashland Inc., certain of their respective affiliates and the Company are parties to a Master Agreement, pursuant to which the parties have agreed to effect the Transactions described therein;

WHEREAS the parties have entered into Amendment No. 1 to the Master Agreement, dated April 27, 2005, amending certain terms of the Master Agreement;

WHEREAS Marathon Corporation, Marathon, Ashland, New Ashland Inc. and certain of their respective affiliates are parties to an Amended and Restated Tax Matters Agreement, dated April 27, 2005, which sets forth the rights and obligations of the parties with respect to Taxes in connection with the Transactions;

WHEREAS in connection with the MAP Partial Redemption, Marathon and Ashland wish to adjust the Percentage Interests of the Members;

WHEREAS the Members wish to amend the MAP LLC Agreement to facilitate the Transactions.

NOW, THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1. Percentage Interest after MAP Partial Redemption

Effective as of the date of this Amendment, Section 3.01(b) of the MAP LLC Agreement (as amended) is amended and restated as follows:

(b) Immediately following the MAP Partial Redemption, the respective Percentage Interests of Ashland and Marathon will be determined as follows: Ashland’s Percentage Interest will equal the quotient, expressed as a percentage, of (x) $3.815 billion plus the MAP Adjustment Amount (as defined in the Master Agreement) minus the MAP Partial Redemption Amount (as defined in the Master Agreement) divided by (y) $10.039 billion plus 100% of the Distributable Cash of the Company as of the Closing Date minus the MAP Partial Redemption Amount. Marathon’s Percentage Interest will equal 100% minus Ashland’s Percentage Interest. The Percentage Interests of the Members will be appropriately adjusted if the MAP Partial Redemption Amount is increased in accordance with Sections 1.01 or 1.06 of the Master Agreement.

SECTION 2. Company Leverage Policy

The Company Leverage Policy (set forth in Schedule 8.14) is amended and restated in its entirety. Such policy is set forth in a new Schedule 8.14 attached hereto.

SECTION 3. Receivables Purchase and Sale Agreement

The Receivables Purchase and Sale Agreement (set forth in Attachment B) is amended and restated in its entirety. Such agreement and exhibits thereto are set forth in a new Attachment B attached hereto.

SECTION 4. Parties in Interest This Amendment shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors, legal representatives and permitted assigns.

SECTION 5. Counterparts This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

SECTION 6. GOVERNING LAW THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM OR PROCEEDING RELATED TO OR ARISING OUT OF THIS AMENDMENT, OR ANY TRANSACTION OR CONDUCT IN CONNECTION HEREWITH, IS WAIVED.

SECTION 7. No Third-Party Beneficiaries This Amendment is not intended to confer upon any person other than the parties hereto any rights or remedies.

SECTION 8. Interpretation The headings contained in this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

SECTION 9. Severability If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions and amendments contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Amendment so as to effect the original intent of the parties as closely as possible to the end that the transactions and amendments contemplated hereby are fulfilled to the extent possible.

SECTION 10. Continuation Of MAP LLC Agreement The MAP LLC Agreement continues in full force and effect, except as expressly amended herein.

SECTION 11. Consequences Of Termination Of Master Agreement In the event of a termination of the Master Agreement pursuant to Section 11.01 of the Master Agreement, the parties further agree that, as of the date the Master Agreement is terminated the Company Leverage Policy (set forth in Schedule 8.14) shall be amended and restored to its language existing prior to the execution of Amendment No. 2 to the Amended and Restated Limited Liability Company Agreement, dated March 18, 2004.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first written above.

MARATHON OIL COMPANY,

By	/s/ JANET F. CLARK
Name:	Janet F. Clark
Title:	Senior Vice President

ASHLAND INC.,

By	/s/ JAMES J. O’BRIEN
Name:	James J. O’Brien
Title:	Chief Executive Officer

Annex F

Articles of Incorporation

of

New Ashland

effective upon the closing of the transactions*

ARTICLE I

The name of the corporation is Ashland Inc. (hereinafter called the “Company” or the “Corporation”).

ARTICLE II

The purpose for which the Company is organized is the transaction of any or all lawful businesses for which corporations may be organized under the Kentucky Business Corporation Act, or any act amendatory thereof, supplemental thereto or substituted therefor (hereinafter called the “Act”), and to do all things necessary, convenient, proper or desirable in connection with or incident to any of the Company’s businesses.

ARTICLE III

A. The Company shall have all the powers conferred upon a corporation organized under the Act and shall have all powers necessary, convenient or desirable in order to fulfill and further the purpose of the Company.

B. The Company shall have the power to purchase shares of the stock of the Company to the extent of unreserved and unrestricted capital and earned surplus of the Company and to any greater extent permitted by the Act.

C. The Board of Directors of the Company may distribute to the shareholders of the Company a portion of the Company’s assets, in cash or property, out of capital surplus of the Company and from any other source permitted by the Act.

ARTICLE IV

A. The aggregate number of shares which the Company is authorized to issue is 30,000,000 shares of Cumulative Preferred Stock (hereinafter called the “Preferred Stock”), and 200,000,000 shares of Common Stock, par value $0.01 per share (hereinafter called the “Common Stock”).

B. Preferred Stock

(1) To the extent permitted by the Act, the Board of Directors is authorized, by resolution, to cause the Preferred Stock to be divided into and issued from time to time in one or more series and to fix and determine the designation and number of shares, and the relative rights and preferences of the shares, of each such series, and to change shares of one series that have been redeemed or reacquired into shares of another series.

*	These Articles of Incorporation have been restated to incorporate all amendments, including the amendments included in the plans of merger contained in the master agreement.

(2) All shares of Preferred Stock shall rank equally and be identical in all respects except as to the relative rights and preferences of any series fixed and determined by the Board of Directors, which may vary to the extent permitted by the Act.

(3) The Preferred Stock shall be preferred over the Common Stock as to payment of dividends. Before any dividends or distributions (other than dividends or distributions payable in Common Stock) on the Common Stock shall be declared and set apart for payment or paid, the holders of shares of each series of Preferred Stock shall be entitled to receive dividends (either in cash, shares of Common Stock or Preferred Stock, or otherwise) when, as and if declared by the Board of Directors, at the rate and on the date or dates fixed in the resolution adopted by the Board of Directors establishing such series, and no more. With respect to each series of Preferred Stock, the dividends on each share of such series shall be cumulative from the date of issue of such share unless some other date is fixed in the resolution adopted by the Board of Directors establishing such series. Accruals of dividends shall not bear interest.

(4) The Preferred Stock shall be preferred over the Common Stock as to assets so that the holders of each series of Preferred Stock shall be entitled to be paid, upon the voluntary or involuntary liquidation, dissolution or winding up of the Company and before any distribution is made to the holders of Common Stock, the amount fixed in the resolution adopted by the Board of Directors establishing such series, but in such case the holders of such series of Preferred Stock shall not be entitled to any other or further payment. If upon any such liquidation, dissolution or winding up of the Company its net assets shall be insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding Preferred Stock are entitled, the entire remaining net assets of the Company shall be distributed among the holders of each series of Preferred Stock in amounts proportionate to the full amounts to which the holders of each such series are respectively so entitled. For purposes of this paragraph (4), the voluntary sale, lease, exchange or transfer of all or substantially all of the Company’s property or assets to, or its consolidation or merger with, one or more corporations shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Company.

(5) All shares of any series of Preferred Stock shall be redeemable to the extent permitted by the Act and fixed in the resolution adopted by the Board of Directors establishing such series. All shares of any series of Preferred Stock shall be convertible into shares of Common Stock or into shares of any other series of Preferred Stock to the extent permitted by the Act and fixed in the resolution adopted by the Board of Directors establishing such series.

(6) Unless otherwise provided herein or by the Act, or unless otherwise provided in the resolution adopted by the Board of Directors establishing any series of Preferred Stock, the holders of shares of Preferred Stock shall be entitled to one vote for each share of Preferred Stock held by them on all matters properly presented to shareholders, the holders of Common Stock and the holders of all series of Preferred Stock voting together as one class.

(7) So long as any shares of Preferred Stock are outstanding, the Company shall not:

(a) Redeem, purchase or otherwise acquire any shares of Common Stock if at the time of making such redemption, purchase or acquisition, the Company shall be in default with respect to any dividends accrued on, or any obligation to retire, shares of Preferred Stock.

(b) Without the affirmative vote or consent of the holders of at least 66- 2/3% of the number of shares of Preferred Stock at the time outstanding, voting or consenting (as the case may be) separately as a class without regard to series, given in person or by proxy, either in writing or by resolution adopted at a meeting called for the purpose, (i) create any class of stock ranking prior to the Preferred Stock as to dividends or upon liquidation or increase the authorized number of shares of any such class of stock or (ii) alter or change any of the provisions of these Articles of Incorporation so as adversely to affect the relative rights and preferences of the Preferred Stock or (iii) increase the authorized number of shares of Preferred Stock.

(c) Without the affirmative vote or consent of the holders of at least 66- 2/3% of the number of shares of any series of Preferred Stock at the time outstanding, voting or consenting (as the case may be) separately as a series, given in person or by proxy, either in writing or by resolution adopted at a meeting called for the purpose, alter or change any of the provisions of these Articles of Incorporation so as adversely to affect the relative rights and preferences of such series.

(8) Series A Participating Cumulative Preferred Stock

I. Designation and Number of Shares. This series of the Cumulative Preferred Stock shall be designated as “Series A Participating Cumulative Preferred Stock” (the “Series A Preferred Stock”). The number of shares initially issuable as the Series A Preferred Stock shall be 500,000; provided, however, that, if more than a total of 500,000 shares of Series A Preferred Stock shall be issuable upon the exercise of Rights (the “Rights”) issued pursuant to the Rights Agreement dated as of May 16, 1996, between Ashland Inc., a Kentucky corporation, and National City Bank, as Rights Agent (the “Rights Agreement”), as amended as of March 18, 2004 and April 27, 2005, the Board of Directors of the Corporation, pursuant to Section 271B.10-060 of the Kentucky Business Corporation Act, shall direct by resolution or resolutions that Articles of Amendment of the Articles of Incorporation of the Corporation be properly executed and filed with the Secretary of State of Kentucky providing for the total number of shares issuable as Series A Preferred Stock to be increased (to the extent that the Articles of Incorporation then permit) to the largest number of whole shares (rounded up to the nearest whole number) issuable upon exercise of such Rights.

II. Dividends or Distributions. (a) Subject to the prior and superior rights of the holders of shares of any other series of Preferred Stock or other class of capital stock of the Corporation ranking prior and superior to the shares of Series A Preferred Stock with respect to dividends, the holders of shares of the Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of the assets of the Corporation legally available therefor, (i) quarterly dividends payable in cash on the last day of each fiscal quarter in each year, or such other dates as the Board of Directors of the Corporation shall approve (each such date being referred to herein as a “Quarterly Dividend Payment Date”), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or a fraction of a share of Series A Preferred Stock, in the amount of $.01 per whole share (rounded to the nearest cent), less the amount of all cash dividends declared on the Series A Preferred Stock pursuant to the following clause (ii) since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Preferred Stock (the total of which shall not, in any event, be less than zero) and (ii) dividends payable in cash on the payment date for each cash dividend declared on the Common Stock in an amount per whole share (rounded to the nearest cent) equal to the Formula Number (as hereinafter defined) then in effect times the cash dividends then to be paid on each share of Common Stock. In addition, if the Corporation shall pay any dividend or make any distribution on the Common Stock payable in assets, securities or other forms of non-cash consideration (other than dividends or distributions solely in shares of Common Stock), then, in each such case, the Corporation shall simultaneously pay or make on each outstanding whole share of Series A Preferred Stock a dividend or distribution in like kind equal to the Formula Number then in effect times such dividend or distribution on each share of the Common Stock. As used herein, the “Formula Number” shall be 1,000; provided, however, that, if at any time after the Master Agreement Closing Date (as defined below), the Corporation shall (x) declare or pay any dividend on the Common Stock payable in shares of Common Stock or make any distribution on the Common Stock in shares of Common Stock, (y) subdivide (by a stock split or otherwise) the outstanding shares of Common Stock into a larger number of shares of Common Stock or (z) combine (by a reverse stock split or otherwise) the outstanding shares of Common Stock into a smaller number of shares of Common Stock, then, in each such event, the Formula Number shall be adjusted to a number determined by multiplying the Formula Number in effect immediately prior to such event by a fraction, the numerator of which is the number of shares of Common Stock that are outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that are outstanding immediately prior to such event (and rounding the result to the nearest whole number); and provided further, that, if at any time after the Master Agreement Closing Date, the Corporation shall issue any shares of its capital stock in a merger, share exchange, reclassification, or change of the outstanding shares of Common Stock, then, in each such event, the Formula Number shall be appropriately adjusted to reflect such merger, share exchange, reclassification or change so that each share of Preferred Stock continues to be the economic equivalent of a Formula Number of shares of Common Stock prior to such merger, share exchange, reclassification or change. For purposes of this subsection (a), the term “Master Agreement Closing Date” shall mean the date the merger of EXM LLC into the Corporation pursuant to the plan of merger contained in that certain Master Agreement, dated as of March 18, 2004, among Ashland Inc., ATB Holdings Inc., EXM LLC, the Corporation, Marathon Oil Corporation, Marathon Oil Company, Marathon Domestic LLC and Marathon Ashland Petroleum LLC, as amended by Amendment No. 1, dated as of April 27, 2005, is effective.

(b) The Corporation shall declare a dividend or distribution on the Series A Preferred Stock as provided in Section (2) (a) immediately prior to or at the same time it declares a dividend or distribution on the Common Stock (other than a dividend or distribution solely in shares of Common Stock); provided, however, that, in the event no dividend or distribution (other than a dividend or distribution in shares of Common Stock) shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $.01 per share on the Series A Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive a dividend or distribution declared thereon, which record date shall be the same as the record date for any corresponding dividend or distribution on the Common Stock.

(c) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Preferred Stock from and after the Quarterly Dividend Payment Date next preceding the date of original issue of such shares of Series A Preferred Stock; provided, however, that dividends on such shares that are originally issued after the record date for the determination of holders of shares of Series A Preferred Stock entitled to receive a quarterly dividend and on or prior to the next succeeding Quarterly Dividend Payment Date shall begin to accrue and be cumulative from and after such Quarterly Dividend Payment Date. Notwithstanding the foregoing, dividends on shares of Series A Preferred Stock that are originally issued prior to the record date for the determination of holders of shares of Series A Preferred Stock entitled to receive a quarterly dividend on the first Quarterly Dividend Payment Date shall be calculated as if cumulative from and after the last day of the fiscal quarter next preceding the date of original issuance of such shares. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding and entitled to receive such dividends.

(d) So long as any shares of the Series A Preferred Stock are outstanding, no dividends or other distributions shall be declared, paid or distributed, or set aside for payment or distribution, on the Common Stock, unless, in each case, the dividend required by this Section II to be declared on the Series A Preferred Stock shall have been declared and paid.

(e) The holders of the shares of Series A Preferred Stock shall not be entitled to receive any dividends or other distributions, except as provided herein.

III. Voting Rights. The holders of shares of Series A Preferred Stock shall have the following voting rights:

(a) Each holder of Series A Preferred Stock shall be entitled to a number of votes equal to the Formula Number then in effect, for each share of Series A Preferred Stock held of record on each matter on which holders of the Common Stock or shareholders generally are entitled to vote, multiplied by the maximum number of votes per share which any holder of the Common Stock or shareholders generally then have with respect to such matter (assuming any holding period or other requirement to vote a greater number of shares is satisfied).

(b) Except as otherwise provided herein or by applicable law, the holders of shares of Series A Preferred Stock and the holders of shares of Common Stock shall vote together as one voting group for the election of directors of the Corporation and on all other matters submitted to a vote of shareholders of the Corporation.

(c) If, at the time of any annual meeting of shareholders for the election of directors, the equivalent of six quarterly dividends (whether or not consecutive) payable on any share or shares of Series A Preferred Stock are in default, the number of directors constituting the Board of Directors of the Corporation shall be increased by two. In addition to voting together with the holders of Common Stock for the election of other directors of the Corporation, the holders of record of the Series A Preferred Stock, voting separately as a voting group to the exclusion of the holders of Common Stock, shall be entitled at said meeting of shareholders (and at each subsequent annual meeting of shareholders), unless all dividends in arrears have been paid or declared and set apart for payment prior thereto, to vote for the election of two directors of the Corporation, the holders of any Series A Preferred Stock being entitled to cast a number of votes per share of Series A Preferred Stock equal to the Formula Number. Until the default in payments of all dividends that permitted the election of said directors shall cease to exist, any director who shall have been so elected pursuant to the next preceding sentence may be removed at any time, either with or without cause, only by the affirmative vote of the holders of the shares of Series A Preferred Stock at the time entitled to cast such number of votes as are required by law for the election of any such director at a special meeting of such holders called for that purpose, and any vacancy thereby created may be filled only by the vote of such holders. If and when such default shall cease to exist, the holders of the Series A Preferred Stock shall be divested of the foregoing special voting rights, subject to revesting in the event of each and every subsequent like default in payments of dividends. Upon the termination of the foregoing special voting rights, the terms of office of all persons who may have been elected directors pursuant to said special voting rights shall forthwith terminate to the extent permitted by law, and the number of directors constituting the Board of Directors shall be reduced by two. The voting rights granted by this Section III(c) shall be in addition to any other voting rights granted to the holders of the Series A Preferred Stock in this Section III.

(d) Except as provided herein, in Section XI or by applicable law, holders of Series A Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for authorizing or taking any corporate action.

IV. Certain Restrictions. (a) Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Stock as provided in Section II are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock;

(ii) declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except dividends paid ratably on the Series A Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up)

with the Series A Preferred Stock; provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Preferred Stock; or

(iv) purchase or otherwise acquire for consideration any shares of Series A Preferred Stock, or any shares of stock ranking on a parity with the Series A Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(b) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (a) of this Section IV, purchase or otherwise acquire such shares at such time and in such manner.

V. Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, no distribution shall be made (a) to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock, unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received an amount equal to the accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, plus an amount equal to the greater of (i) $.01 per whole share or (ii) an aggregate amount per share equal to the Formula Number then in effect times the aggregate amount to be distributed per share to holders of Common Stock or (b) to the holders of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except distributions made ratably on the Series A Preferred Stock and all other such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.

VI. Consolidation, Merger, Etc. In case the Corporation shall enter into any consolidation, merger, share exchange, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash or any other property, then, in any such case, the then outstanding shares of Series A Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share equal to the Formula Number then in effect times the aggregate amount of stock, securities, cash or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is exchanged or changed. In the event both this Section VI and Section II appear to apply to a transaction, this Section VI will control.

VII. No Redemption; No Sinking Fund. (a) The shares of Series A Preferred Stock shall not be subject to redemption by the Corporation or at the option of any holder of Series A Preferred Stock; provided, however, that the Corporation may purchase or otherwise acquire outstanding shares of Series A Preferred Stock in the open market or by offer to any holder or holders of shares of Series A Preferred Stock.

(b) The shares of Series A Preferred Stock shall not be subject to or entitled to the operation of a retirement or sinking fund.

VIII. Ranking. The Series A Preferred Stock shall rank junior to all other series of Preferred Stock of the Corporation, unless the Board of Directors shall specifically determine otherwise in fixing the powers, preferences and relative, participating, optional and other special rights of the shares of such series and the qualifications, limitations and restrictions thereof.

IX. Fractional Shares. The Series A Preferred Stock shall be issuable upon exercise of the Rights issued pursuant to the Rights Agreement in whole shares or in any fraction of a share that is one-thousandth (1/1,000) of a share or any integral multiple of such fraction which shall entitle the holder, in proportion to such holder’s fractional shares, to receive dividends, exercise voting rights, participate in distributions and have the benefit of all other rights of holders of Series A Preferred Stock. In lieu of fractional shares, the Corporation, prior to the first issuance of a share or a fraction of a share of Series A Preferred Stock, may elect (a) to make a cash payment as provided in the Rights Agreement for fractions of a share other than one-thousandth (1/1,000) of a share or any integral multiple thereof or (b) to issue depository receipts evidencing such authorized fraction of a share of Series A Preferred Stock pursuant to an appropriate agreement between the Corporation and a depository selected by the Corporation; provided that such agreement shall provide that the holders of such depository receipts shall have all the rights, privileges and preferences to which they are entitled as holders of the Series A Preferred Stock.

X. Reacquired Shares. Any shares of Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancelation become authorized but unissued shares of Preferred Stock, without par value, of the Corporation, undesignated as to series, and may thereafter be reissued as part of a new series of such Preferred Stock as permitted by law.

XI. Amendment. None of the powers, preferences and relative, participating, optional and other special rights of the Series A Preferred Stock as provided herein or in the Articles of Incorporation shall be amended in any manner that would alter or change the powers, preferences, rights or privileges of the holders of Series A Preferred Stock so as to affect such holders adversely without the affirmative vote of the holders of at least 66- 2/3% of the outstanding shares of Series A Preferred Stock, voting as a separate voting group; provided, however, that no such amendment approved by the holders of at least 66- 2/3% of the outstanding shares of Series A Preferred Stock shall be deemed to apply to the powers, preferences, rights or privileges of any holder of shares of Series A Preferred Stock originally issued upon exercise of a Right after the time of such approval without the approval of such holder.

C. Common Stock

(1) The holders of Common Stock of the Company shall be entitled to one vote for each share of Common Stock held by them on all matters properly presented to shareholders, except as otherwise provided herein or by the Act.

(2) Subject to the preferential rights of Preferred Stock set forth herein or in the resolution adopted by the Board of Directors establishing any series of Preferred Stock, such dividends (either in cash, shares of Common Stock or Preferred Stock, or otherwise) as may be determined by the Board of Directors may be declared and paid on the Common Stock from time to time in accordance with the Act.

(3) Subject to the preferential rights of Preferred Stock set forth herein or in the resolution adopted by the Board of Directors establishing any series of Preferred Stock, the holders of Common Stock shall be entitled to receive the net assets of the Company upon dissolution.

D. No holder of shares of any class of stock of the Company shall have any preemptive right to subscribe to stock, obligations, warrants, subscription rights or other securities of the Company of any class, whether now or hereafter authorized.

ARTICLE V

The Company shall have perpetual existence.

ARTICLE VI

Subject to the restriction that the number of directors shall not be less than the number required by the laws of the Commonwealth of Kentucky, the number of directors may be fixed, from time to time, pursuant to the By-laws of the Company.

The members of the Board of Directors (other than those who may be elected by the holders of any class or series of capital stock of the Company having a preference over the Common Stock as to dividends or upon liquidation pursuant to the terms of these Articles of Incorporation or of such class or series of stock) shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, as shall be provided in the By-laws of the Company, one class to be originally elected for a term expiring at the first annual meeting of the shareholders after their election, another class to be originally elected for a term expiring at the second annual meeting of the shareholders after their election, and another class to be originally elected for a term expiring at the third annual meeting of the shareholders after their election, with each class to hold office until the successors of such class are elected and qualified. At each annual meeting of the shareholders, the date of which shall be fixed by or pursuant to the By-laws of the Company, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election.

Subject to any requirements of law and the rights of any class or series of capital stock of the Company having a preference over the Common Stock as to dividends or upon liquidation pursuant to the terms of these Articles of Incorporation or of such class or series of stock (and notwithstanding the fact that a lesser percentage may be specified by law, these Articles of Incorporation or the terms of such class or series), the affirmative vote of the holders of 80% or more of the voting power of the then outstanding voting stock of the Company, voting together as a single class, shall be required to remove any director without cause. For purposes of this Article VI, “cause” shall mean the willful and continuous failure of a director to substantially perform such director’s duties to the Company, other than any such failure resulting from incapacity due to physical or mental illness, or the willful engaging by a director in gross misconduct materially and demonstrably injurious to the Company. As used in these Articles of Incorporation, “voting stock” shall mean shares of capital stock of the Company entitled to vote generally in an election of directors.

Subject to any requirements of law and the rights of any class or series of capital stock of the Company having a preference over the Common Stock as to dividends or upon liquidation pursuant to the terms of these Articles of Incorporation or of such class or series of stock, newly created directorships resulting from any increase in the number of directors may be filled by the Board of Directors, or as otherwise provided in the By-laws, and any vacancies on the Board of Directors resulting from death, resignation, removal or other cause shall only be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, or as otherwise provided in the By-laws. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successors shall have been elected and qualified.

ARTICLE VII

In furtherance and not in limitation of the powers conferred upon it by law, the Board of Directors is expressly authorized to:

A. adopt any By-laws that the Board of Directors may deem necessary or desirable for the efficient conduct of the affairs of the Company, including, but not limited to, provisions governing the conduct of, and the matters which may properly be brought before, annual or special meetings of the shareholders and provisions specifying the manner and extent to which prior notice shall be given of the submission of proposals to be considered at any such meeting or of nominations for election of directors to be held at any such meeting; and

B. repeal, alter or amend the By-laws.

In addition to any requirements of law and any other provisions of these Articles of Incorporation or the terms of any class or series of capital stock having a preference over the Common Stock as to dividends or upon liquidation (and notwithstanding the fact that a lesser percentage may be specified by law, these Articles of

Incorporation or the terms of such class or series), the affirmative vote of the holders of 80% or more of the voting power of the then outstanding voting stock of the Company, voting together as a single class, shall be required to amend, alter or repeal any provision of the By-laws.

ARTICLE VIII

A. A higher than majority vote of shareholders for certain Business Combinations shall be required as follows:

(1) In addition to any affirmative vote otherwise required by law or these Articles of Incorporation or the terms of any class or series of capital stock of the Company having a preference over the Common Stock as to dividends or upon liquidation (and notwithstanding the fact that a lesser percentage may be specified by law, these Articles of Incorporation or the terms of such class or series) and except as otherwise expressly provided in Section B of this Article VIII:

(a) any merger or consolidation of the Company or any Subsidiary with an Interested Shareholder or with any other corporation, whether or not itself an Interested Shareholder, which is, or after such merger or consolidation would be, an Affiliate of an Interested Shareholder who was an Interested Shareholder prior to the transaction;

(b) any sale, lease, transfer, or other disposition, other than in the ordinary course of business, in one transaction or a series of transactions in any twelve-month period, to any Interested Shareholder or any Affiliate of an Interested Shareholder, other than the Company or any Subsidiary, of any assets of the Company or any Subsidiary having, measured at the time the transaction or transactions are approved by the Board of Directors, an aggregate book value as of the end of the Company’s most recently ended fiscal quarter of 5% or more of the total market value of the outstanding stock of the Company or of its net worth as of the end of its most recently ended fiscal quarter;

(c) the issuance or transfer by the Company or any Subsidiary, in one transaction or a series of transactions in any twelve-month period, of any equity securities of the Company or any Subsidiary which have an aggregate market value of 5% or more of the total market value of the outstanding stock of the Company, determined as of the end of the Company’s most recently ended fiscal quarter prior to the first such issuance or transfer, to any Interested Shareholder or any Affiliate of any Interested Shareholder, other than the Company or any Subsidiary, except pursuant to the exercise of warrants or rights to purchase securities offered pro rata to all holders of the Company’s voting stock or any other method affording substantially proportionate treatment to the holders of voting stock;

(d) the adoption of any plan or proposal for the liquidation or dissolution of the Company in which anything other than cash will be received by an Interested Shareholder or any Affiliate of an Interested Shareholder; or

(e) any reclassification of securities, including any reverse stock split; any recapitalization of the Company; any merger or consolidation of the Company with any Subsidiary; or any other transaction which has the effect, directly or indirectly, in one transaction or a series of transactions, of increasing by 5% or more the proportionate amount of the outstanding shares of any class of equity securities of the Company or any Subsidiary which is directly or indirectly beneficially owned by any Interested Shareholder or any Affiliate of any Interested Shareholder;

shall require the recommendation of the Board of Directors and the affirmative vote of the holders of at least (i) 80% of the voting power of the then outstanding voting stock of the Company, voting together as a single class, and (ii) two-thirds of the voting power of the then outstanding voting stock other than voting stock beneficially owned by the Interested Shareholder who is, or whose Affiliate is, a party to the Business Combination or by an Affiliate or Associate of such Interested Shareholder, voting together as a single class.

(2) The term “Business Combination” as used in this Article VIII shall mean any transaction which is referred to in any one or more of clauses (a) through (e) of paragraph (1) of Section A of this Article VIII.

B. The provisions of Section A of this Article VIII shall not be applicable to any Business Combination, and such Business Combination shall require only such affirmative vote (if any) as is required by law, any other provision of these Articles of Incorporation or the terms of any class or series of capital stock of the Company having a preference over the Common Stock as to dividends or upon liquidation, if all conditions specified in either of the following paragraphs (1) or (2) are met:

(1) The Business Combination shall have been approved by resolution by a majority of the Continuing Directors at a meeting of the Board of Directors at which a quorum consisting of at least a majority of the then Continuing Directors was present; or

(2) All the following five conditions have been met:

(a) The aggregate amount of the cash and the market value as of the Valuation Date of consideration other than cash to be received per share by holders of Common Stock in such Business Combination is at least equal to the highest of the following:

(i) the highest per share price, including any brokerage commissions, transfer taxes and soliciting dealers’ fees, paid by the Interested Shareholder for any shares of Common Stock (a) within the two-year period immediately prior to the Announcement Date or (b) in the transaction in which it became an Interested Shareholder, whichever is higher;

(ii) the market value per share of Common Stock on the Announcement Date or on the Determination Date, whichever is higher; and

(iii) the price per share equal to the market value per share of Common Stock determined pursuant to clause (ii) immediately preceding, multiplied by the fraction resulting from (a) the highest per share price, including any brokerage commissions, transfer taxes and soliciting dealers’ fees, paid by the Interested Shareholder for any shares of Common Stock acquired by it within the two-year period immediately prior to the Announcement Date, over (b) the market value per share of Common Stock on the first day in such two-year period on which the Interested Shareholder acquired any shares of Common Stock.

(b) The aggregate amount of the cash and the market value as of the Valuation Date of consideration other than cash to be received per share by holders of shares of any class or series of outstanding stock other than Common Stock is at least equal to the highest of the following, whether or not the Interested Shareholder has previously acquired any shares of a particular class or series of stock:

(i) the highest per share price, including any brokerage commissions, transfer taxes and soliciting dealers’ fees, paid by the Interested Shareholder for any shares of such class of stock acquired by it (a) within the two-year period immediately prior to the Announcement Date or (b) in the transaction in which it became an Interested Shareholder, whichever is higher;

(ii) the highest preferential amount per share to which the holders of shares of such class of stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company;

(iii) the market value per share of such class of stock on the Announcement Date or on the Determination Date, whichever is higher; and

(iv) the price per share equal to the market value per share of such class of stock determined pursuant to clause (iii) immediately preceding, multiplied by the fraction resulting from (a) the highest per share price, including any brokerage commissions, transfer taxes and soliciting dealers’ fees, paid by the Interested Shareholder for any shares of any class of voting stock acquired by it within the two-year period immediately prior to the Announcement Date over

(b) the market value per share of the same class of voting stock on the first day in such two-year period on which the Interested Shareholder acquired any shares of the same class of voting stock.

(c) In making any price calculation under paragraph (2) of this Section B, appropriate adjustments shall be made to reflect any reclassification or stock split (including any reverse stock split), stock dividend, recapitalization or any similar transaction which has the effect of increasing or reducing the number of outstanding shares of the stock. The consideration to be received by holders of any class or series of outstanding stock is to be in cash or in the same form as the Interested Shareholder has previously paid for shares of the same class or series of stock. If the Interested Shareholder has paid for shares of any class of stock with varying forms of consideration, the form of consideration for such class of stock shall be either in cash or the form used to acquire the largest number of shares of such class or series of stock previously acquired by it.

(d) After the Interested Shareholder has become an Interested Shareholder and prior to the consummation of such Business Combination:

(i) there shall have been no failure to declare and pay at the regular date therefor any full periodic dividends, whether or not cumulative, on any outstanding Preferred Stock of the Company or other capital stock entitled to a preference over the Common Stock as to dividends or upon liquidation;

(ii) there shall have been no reduction in the annual rate of dividends paid on the Common Stock, except as necessary to reflect any subdivision of the Common Stock, and no failure to increase the annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or other similar transaction which has the effect of reducing the number of outstanding shares of Common Stock; and

(iii) the Interested Shareholder did not become the beneficial owner of any additional shares of stock of the Company except as part of the transaction which resulted in such Interested Shareholder or by virtue of proportionate stock splits or stock dividends.

The provisions of clauses (i) and (ii) immediately preceding shall not apply if neither an Interested Shareholder nor any Affiliate or Associate of an Interested Shareholder voted as a director of the Company in a manner inconsistent with such clauses and the Interested Shareholder, within ten days after any act or failure to act inconsistent with such clauses, notifies the Board of Directors of the Company in writing that the Interested Shareholder disapproves thereof and requests in good faith that the Board of Directors rectify such act or failure to act.

(e) After the Interested Shareholder has become an Interested Shareholder, the Interested Shareholder shall not have received the benefit, directly or indirectly, except proportionately as a shareholder, of any loans, advance, guarantees, pledges or other financial assistance provided by the Company or any Subsidiary, whether in anticipation of or in connection with such Business Combination or otherwise.

C. For purposes of this Article VIII:

(1) “Affiliate” or “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on /•/ * (the term “registrant” in such Rule 12b-2 meaning in this case the Company).

(2) “Announcement Date” means the first general public announcement of the proposal or intention to make a proposal of the Business Combination or its first communication generally to shareholders of the Company, whichever is earlier.

*	Date of closing of the transactions

(3) “Beneficial owner” when used with respect to any voting stock, means a person who, individually or with any Affiliate or Associate has:

(i) the right to acquire voting stock, whether such right is exercisable immediately or only after the passage of time and whether or not such right is exercisable only after specified conditions are met pursuant to any agreement, arrangement, or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise;

(ii) the right to vote voting stock pursuant to any agreement, arrangement, or understanding; or

(iii) any agreement, arrangements, or understanding for the purpose of acquiring, holding, voting or disposing of voting stock with any other person who beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, such shares of voting stock.

(4) “Continuing Director” means any member of the Board of Directors who is not an Affiliate or Associate of an Interested Shareholder or any of its Affiliates, other than the Company or any Subsidiary, and who was a director of the Company prior to the time the Interested Shareholder became an Interested Shareholder, and any other member of the Board of Directors who is not an Affiliate or Associate of an Interested Director or any of its Affiliates, other than the Company or any Subsidiary, and was recommended or elected by a majority of the Continuing Directors at a meeting at which a quorum consisting of a majority of the Continuing Directors is present.

(5) “Determination Date” means the date on which an Interested Shareholder first became an Interested Shareholder.

(6) “Equity Security” means:

(a) any stock or similar security, certificate of interest, or participation in any profit-sharing agreement, voting trust certificate, or certificate of deposit for the foregoing;

(b) any security convertible, with or without consideration, into an equity security, or any warrant or other security carrying any right to subscribe to or purchase an equity security; or

(c) any put, call, straddle, or other option, right or privilege of acquiring an equity security from or selling an equity security to another without being bound to do so.

(7) “Interested Shareholder” means any person, other than ATB Holdings Inc., a corporation incorporated under the laws of Delaware on March 9, 2004 (“HoldCo”), the Company or any Subsidiary, who:

(a) is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting stock of the Company; or

(b) is an Affiliate of the Company and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the Company.

For the purpose of determining whether a person is an Interested Shareholder, the number of shares of voting stock deemed to be outstanding shall include shares deemed owned by the person through application of paragraph (3) of this Section C but shall not include any other shares of voting stock which may be issuable pursuant to any agreement, arrangement, or understanding, or upon exercise of conversion rights, warrants or options, or otherwise. Furthermore, any such beneficial ownership or voting power arising solely out of a trustee or custodial relationship of any person in connection with a Company “employee benefit or stock plan” shall be excluded for purposes of determining whether or not any such person is an Interested Stockholder. For purposes hereof, the term “employee benefit or stock plan” of the Company shall mean any option, bonus, appreciation, profit sharing, retirement, incentive, thrift, employee stock ownership, dividend reinvestment, savings or similar plan of the Company.

(8) “Market Value” means:

(a) in the case of stock, the highest closing sale price during the 30 calendar day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange listed stocks, or, if such stock is not quoted on such Composite Tape, on the New York Stock Exchange, or if such stock is not listed on the New York Stock Exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30 calendar day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any system then in use, or if no such quotation is available, the fair market value on the date in question of a share of such stock as determined by a majority of the Continuing Directors at a meeting of the Board of Directors at which a quorum consisting of at least a majority of the then Continuing Directors is present; and

(b) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by a majority of the Continuing Directors at a meeting of the Board of Directors at which a quorum consisting of at least a majority of the then Continuing Directors is present.

(9) “Subsidiary” means any corporation of which voting stock having a majority of the votes entitled to be cast is owned, directly or indirectly, by the Company.

(10) “Valuation Date” means:

(a) for a Business Combination voted upon by shareholders, the later of the day prior to the date of the shareholders’ vote or the date 20 business days prior to the consummation of the Business Combination; and

(b) for a Business Combination not voted upon by shareholders, the date of the consummation of the Business Combination.

(11) “Voting Stock” means shares of capital stock of the Company entitled to vote generally in an election of directors.

D. In addition to any requirements of law and any other provisions of these Articles of Incorporation or the terms of any class or series of capital stock of the Company entitled to a preference over the Common Stock as to dividends or upon liquidation (and notwithstanding the fact that a lesser percentage may be specified by law, these Articles of Incorporation or the terms of such class or series), the affirmative vote of

(1) the holders of at least 80% of the voting power of the then outstanding voting stock of the Company, voting together as a single class, and

(2) the holders of at least two-thirds of the voting power of the then outstanding voting stock of the Company other than the Interested Shareholder, voting together as a single class, shall be required to amend, alter or repeal, or adopt any provision inconsistent with, this Article VIII.

E. In addition to the higher voting requirements contained in this Article VIII, the Kentucky Business Combination statutes (Sections 271B.12-200 through 271B.12-230 of the Act, as amended or supplemented) shall apply to any business combination (as defined therein) of the Company or any Subsidiary in accordance with their terms, provided that HoldCo shall be excluded from the definition of an “interested shareholder” of the corporation thereunder.

ARTICLE IX

In addition to any requirements of law and any other provisions of these Articles of Incorporation or the terms of any class or series of capital stock of the Company having a preference over the Common Stock as to dividends or upon liquidation (and notwithstanding the fact that a lesser percentage may be specified by law, these Articles of Incorporation or the terms of such class or series), the affirmative vote of the holders of 80% or more of the voting power of the then outstanding voting stock of the Company, voting together as a single class, shall be required to amend, alter or repeal, or adopt any provision inconsistent with, this Article IX or Article VI or VII of these Articles of Incorporation. Subject to the foregoing provisions of this Article IX and Section D of Article VIII, the Company reserves the right from time to time to amend, alter, change, add to or repeal any provision contained in these Articles of Incorporation in any manner now or hereafter prescribed by law and in these Articles of Incorporation, and all rights and powers at any time conferred upon shareholders, directors and officers of the Company by these Articles of Incorporation or any amendment thereof are subject to the provisions of this Article IX and Section D of Article VIII.

ARTICLE X

The Company may, to the maximum extent permitted by law, indemnify any director, officer, employee or agent of the Company against costs and expenses (including but not limited to attorneys’ fees) and any liabilities (including but not limited to judgments, fines, penalties and settlements) paid by or imposed against any such person in connection with any actual or threatened claim, action, suit or proceeding, whether civil, criminal, administrative, legislative, investigative or other (including any appeal relating thereto) and whether made or brought by or in the right of the Company or otherwise, in which any such person is involved, whether as a party, witness, or otherwise, because he or she is or was a director, officer, employee or agent of the Company or a predecessor of the Company or a director, officer, partner, trustee, employee or agent of any other corporation, partnership, employee benefit plan or other entity.

The indemnification authorized by this Article X shall not supersede or be exclusive of any other right of indemnification which any such person may have or hereafter acquire under any provision of these Articles of Incorporation or the By-laws of the Company, agreement, vote of shareholders or disinterested directors or otherwise. The Company may take such steps as may be deemed appropriate by the Board of Directors to provide indemnification to any such person, including, without limitation, entering into contracts for indemnification between the Company and individual directors, officers, employees or agents which may provide rights to indemnification which are broader or otherwise different than the rights authorized by this Article X. The Company may take such steps as may be deemed appropriate by the Board of Directors to secure, subject to the occurrence of such conditions or events as may be determined by the Board of Directors, the payment of such amounts as are required to effect any indemnification permitted or authorized by this Article X, including, without limitation, purchasing and maintaining insurance, creating a trust fund, granting security interests or using other means (including, without limitation, irrevocable letters of credit).

Any amendment or repeal of this Article X shall operate prospectively only and shall not affect any action taken, or failure to act, by the Company or any such person prior to such amendment or repeal.

ARTICLE XI

No director shall be personally liable to the Company or its shareholders for monetary damages for breach of his or her duties as a director except to the extent that the applicable law from time to time in effect shall provide that such liability may not be eliminated or limited.

Neither the amendment nor repeal of this Article XI shall affect the liability of any director of the Company with respect to any act or failure to act which occurred prior to such amendment or repeal.

This Article XI is not intended to eliminate or limit any protection otherwise available to the directors of the Company.

ARTICLE XII

The name of the Incorporator is Linda L. Foss, and the mailing address of the Incorporator is 50 E. RiverCenter Boulevard, P.O. Box 391, Covington, Kentucky 41012-0391.

ARTICLE XIII

The street address of the initial registered office of the Company in the Commonwealth of Kentucky is 1511 Kentucky Home Life Building, Louisville, Kentucky 40202.

The initial registered agent at the same address is CT Corporation System.

ARTICLE XIV

The mailing address of the principal office of the Company is 50 E. RiverCenter Boulevard, P.O. Box 391, Covington, Kentucky 41012-0391.

Annex G

By-Laws

of

New Ashland

effective upon the closing of the transactions

ARTICLE I

OFFICES

The principal office of the Corporation in the Commonwealth of Kentucky shall be at 50 E. RiverCenter Boulevard, City of Covington, County of Kenton. The Corporation may also have offices at other places either within or without the Commonwealth of Kentucky as may be useful in the business of the Corporation.

ARTICLE II

MEETINGS OF SHAREHOLDERS

SECTION 1. Annual Meetings. The annual meeting of the shareholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at the principal office of the Corporation on the last Thursday of January, annually, at the hour of 10:30 a.m., or at such other place (within or without the Commonwealth of Kentucky), date and hour as fixed by the Board of Directors of the Corporation (the “Board”) and designated in the notice thereof.

SECTION 2. Annual Meeting Business. To be properly brought before an annual meeting, business must be (i) specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the Board; (ii) otherwise properly brought before the meeting by or at the direction of the Board; or (iii) otherwise properly brought before the meeting by a shareholder. For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given written notice thereof, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Corporation, not later than ninety days in advance of such meeting (provided that if the annual meeting of shareholders is held earlier than the last Thursday in January, such notice must be given within ten days after the first public disclosure, which may include any public filing with the Securities and Exchange Commission, of the date of the annual meeting). Any such notice shall set forth as to each matter the shareholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting and in the event that such business includes a proposal to amend either the articles of incorporation or By-laws of the Corporation, the language of the proposed amendment; (ii) the name and address of the shareholder proposing such business; (iii) a representation that the shareholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business; (iv) any material interest of the shareholder in such business; and (v) a representation as to whether or not the shareholder will solicit proxies in support of the proposal. No business shall be conducted at an annual meeting of shareholders except in accordance with this paragraph and the chairman of any annual meeting of shareholders may refuse to permit any business to be brought before an annual meeting which fails to comply with the foregoing procedures or, in the case of a shareholder proposal, if the shareholder fails to comply with the representations set forth in the notice.

SECTION 3. Special Meetings. A special meeting of the shareholders may be called by a majority of the members of the Board, the Chairman of the Board or the President, at such place (within or without the Commonwealth of Kentucky), date and hour as shall be designated in the notice thereof.

A special meeting of the shareholders shall be called by the Secretary on the written request of the holders of not less than one-third of all the shares entitled to vote at such meeting. Such request shall set forth: (i) the action proposed to be taken at such meeting and the reasons for the action; (ii) the name and address of each of such holders who intends to propose action be taken at such meeting; (iii) a representation that each is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at such meeting to propose the action specified in the request; (iv) any material interest of any shareholder in such action; and (v) in the event that any proposed action consists of or includes a proposal to amend either the articles of incorporation or the By-laws of the Corporation, the language of the proposed amendment. The Secretary shall determine the place (within or without the Commonwealth of Kentucky), date and hour of such meeting. The Secretary may refuse to call a special meeting unless the request is made in compliance with the foregoing procedure.

SECTION 4. Notice of Meetings. Notice stating the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to each shareholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting by any form of notice permitted by Kentucky law. Except as otherwise expressly required by law, notice of any adjourned meeting of the shareholders need not be given if the date, hour and place thereof are announced at the meeting at which the adjournment is taken, unless the adjournment is for more than 120 days or, unless after the adjournment a new record date is fixed for the adjourned meeting.

SECTION 5. Record of Shareholders. It shall be the duty of the officer or agent of the Corporation who shall have charge of its stock transfer books to prepare and make a complete record of the shareholders entitled to vote at any meeting of shareholders or adjournment thereof, arranged by voting group (and within each voting group by class or series), and showing the address of each shareholder and the number of shares registered in the name of each shareholder. Such record shall be produced at the time and place of the meeting and shall be open to the inspection of any shareholder entitled to vote at such meeting or any adjournment thereof during the whole time of such meeting or adjournment for the purposes thereof.

SECTION 6. Fixing Date for Determination of Shareholders of Record. In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of shares or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be less than ten days before the date of such meeting, nor more than seventy days prior to any other action. A determination of shareholders entitled to notice of or to vote at a meeting of the shareholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting if the meeting is adjourned to a date 120 days or less after the date fixed for the original meeting. The Board shall fix a new record date if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

SECTION 7. Quorum. At each meeting of the shareholders or adjournment thereof, except as otherwise expressly required by law, these By-laws or the articles of incorporation, shareholders holding a majority of the shares of the Corporation issued and outstanding and entitled to be voted thereat shall be present in person or by proxy to constitute a quorum for the transaction of business. The shareholders present at a duly organized meeting can continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

SECTION 8. Organization. At each meeting of the shareholders, one of the following shall act as chairman of the meeting and preside thereat, in the following order of precedence:

(a) the Chairman of the Board;

(b) the President; or

(c) any other officer of the Corporation designated by the Board or the executive committee of the Board to act as chairman of such meeting and to preside thereat if the Chairman of the Board and the President shall be absent from such meeting.

The Secretary or, if the Secretary shall be absent from such meeting, the person (who shall be an Assistant Secretary of the Corporation, if one of such officers shall be present thereat) whom the chairman of such meeting shall appoint, shall act as secretary of such meeting and keep the minutes thereof.

SECTION 9. Order of Business. The chairman of any meeting of shareholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Unless and to the extent determined by the Board or the chairman of the meeting, meetings of shareholders shall not be required to be held in accordance with the rules of parliamentary procedure.

SECTION 10. Voting. Except as otherwise expressly required by law, these By-laws, or the articles of incorporation, each shareholder entitled to vote shall, at each meeting of the shareholders, have one vote, in person or by proxy, for each share of the Corporation held by the shareholder and registered in the shareholder’s name on the books of the Corporation:

(a) on the date fixed pursuant to the provisions of these By-laws as the record date for the determination of shareholders who shall be entitled to receive notice of and to vote at such meeting, or

(b) if no record date shall have been so fixed, then at the close of business on the day on which notice of such meeting shall be given.

Any vote of shares of the Corporation may be given at any meeting of the shareholders by the shareholders entitled thereto in person or by proxy appointed by the shareholder. The attendance at any meeting of a shareholder shall not have the effect of revoking a previously given proxy unless the shareholder shall give the Secretary written notice of the revocation.

At all meetings of the shareholders each matter, except as otherwise expressly required by law, these By-laws or the articles of incorporation, shall be approved if the votes cast in favor of such matter exceed the votes cast opposing such matter.

Except as otherwise expressly required by law, the vote at any meeting of the shareholders on any question need not be by ballot, unless so directed by the chairman of the meeting. On a vote by ballot, each ballot shall be signed by the shareholder voting, or by the shareholder’s proxy, if there be such proxy, and shall state the number of shares voted.

ARTICLE III

BOARD OF DIRECTORS

SECTION 1. General Powers. The business and affairs of the Corporation shall be managed under the direction of the Board.

SECTION 2. Number and Term of Office. Except as otherwise provided by law, the number of directors which shall constitute the Board shall be fixed from time to time by a resolution adopted by a majority of the

Board; provided, however, that a vote of the shareholders is required to increase or decrease by more than 30% the number of directors from that number last fixed by the shareholders. The directors shall be classified with respect to the time for which they shall severally hold office, by dividing them into three classes, as nearly equal in number as possible.

The terms of office of the initial directors of the Corporation shall expire at the first meeting of shareholders at which directors are elected. At such meeting, the directors shall be elected into classes as provided in the Articles of Incorporation. Thereafter, at each annual meeting, successors to the class of directors whose term then expires shall be elected to serve for a term expiring at the annual meeting of shareholders held in the third year following the year of their election and until their successors shall have been elected and qualified. The Board shall increase or decrease the number of directors in one or more classes as may be appropriate whenever it increases or decreases the number of directors in order to ensure that the three classes remain as nearly equal in number as possible. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

SECTION 3. Nomination. Nominations for the election of directors may be made by the Board or by any shareholder entitled to vote for the election of directors. Any shareholder entitled to vote for the election of directors at a meeting may nominate a person or persons for election as directors only if written notice of such shareholder’s intent to make such nomination is given, either by personal delivery or by United States mail, postage prepaid, to the Secretary, not later than (i) with respect to an election to be held at an annual meeting of shareholders, ninety days in advance of such meeting (provided that if the annual meeting of shareholders is held earlier than the last Thursday in January, such notice must be given within ten days after the first public disclosure, which may include any public filing with the Securities and Exchange Commission, of the date of the annual meeting) and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a shareholder of record of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated by the Board; (e) the consent of each nominee to serve as a director of the Corporation if so elected; and (f) a representation as to whether or not the shareholder will solicit proxies in support of the shareholder’s nominee(s). The chairman of any meeting of shareholders to elect directors and the Board may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure or if the shareholder fails to comply with the representations set forth in the notice.

SECTION 4. Election. Except as otherwise expressly provided in the articles of incorporation, at each meeting of the shareholders for the election of directors at which a quorum is present, the persons receiving the greatest number of votes, up to the number of directors to be elected, shall be the directors.

SECTION 5. Resignation, Removal and Vacancies. Any director may resign at any time by giving written notice of such resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall be effective when the notice is delivered unless the notice specifies a later effective date.

Any or all directors may be removed at a meeting of the shareholders called expressly for that purpose. In the case of a removal of a director without cause, removal shall require a vote of the holders of at least 80% of the voting power of the then outstanding voting stock of the Corporation, voting together as a single voting group. For purposes of this Section, “cause” shall mean the willful and continuous failure of a director to substantially perform such director’s duties to the Corporation (other than any failure resulting from incapacity due to physical or mental illness) or the willful engaging by a director in gross misconduct materially and demonstrably injurious to the Corporation. As used in these By-laws, “voting stock” shall mean shares of capital stock of the Corporation entitled to vote generally in the election of directors.

Any vacancy occurring on the Board may be filled by a majority of the directors then in office, though less than a quorum, and the director elected to fill such vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until the director’s successor is elected and qualified.

SECTION 6. Meetings.

(a) Annual Meetings. As soon as practicable after each annual election of directors, the Board shall meet for the purpose of organization and the transaction of other business.

(b) Regular Meetings. Regular meetings of the Board shall be held at such dates, times and places as the Board shall from time to time determine.

(c) Special Meetings. Special meetings of the Board shall be held whenever called by the Chairman of the Board, the President or upon the written request of a majority of the members of the whole Board filed with the Secretary. Any and all business may be transacted at a special meeting which may be transacted at a regular meeting of the Board.

(d) Place of Meeting. The Board may hold its meetings at such place or places within or without the Commonwealth of Kentucky as the Board may from time to time by resolution determine or as shall be designated in the respective notices or waiver of notices thereof.

(e) Notice of Meetings. Notices of regular meetings of the Board or of any adjourned meeting need not be given. Notices of special meetings of the Board, or of any meeting of any committee of the Board which has not been fixed in advance as to hour and place by such committee, shall be sent by the Secretary to each director, or member of such committee, by any form of notice permitted by Kentucky law at the director’s residence or usual place of business at least two days before the day on which such meeting is to be held. Such notice shall include the date, hour and place of such meeting, but any such notice need not specify the business to be transacted at, or the purpose of, any such meeting. Notice of any such meeting need not be given to any director or member of any committee, however, if waived by the director in writing, whether before or after such meeting shall be held, or if the director shall be present at such meeting, unless the director at the beginning of the meeting (or promptly upon such director’s arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

(f) Quorum and Manner of Acting. A majority of the number of directors fixed by or in the manner provided in these By-laws or in the articles of incorporation shall be present at any meeting of the Board in order to constitute a quorum for the transaction of business at such meeting, and the vote of a majority of those directors shall be necessary for the passage of any resolution or act of the Board, except as otherwise expressly required by law, these By-laws or the articles of incorporation. The directors present at a duly organized meeting can continue to do business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

(g) Action by Consent. Any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and such writings are filed with the minutes of the proceedings of the Board or committee.

(h) Presence at a Meeting. Any or all directors may participate in any meeting of the Board or any committee thereof, or conduct the meeting through the use of, any means of communication by which all persons participating may simultaneously hear and speak to each other during the meeting. Any director participating in a meeting by such means shall be deemed to be present in person at the meeting for all purposes.

SECTION 7. Compensation. The Board may, from time to time, fix such amount per annum and such fees to be paid by the Corporation to Directors for attendance at meetings of the Board or of any committee, or both. The Board may likewise provide that the Corporation shall reimburse each director or member of a committee for any expenses incurred by the director on account of the director’s attendance at any such meeting. Nothing contained in this Section shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

SECTION 8. Committees. The Board may, by resolution adopted by a majority of the Board, designate committees, each committee to consist of one or more directors and to have such duties and functions as shall be provided in such resolution. The Board shall have the power to change the members of any such committee at any time, to fill vacancies and to discharge any such committee, either with or without cause, at any time. The Board may establish an executive committee in accordance with and subject to the restrictions set out in the statutes of the Commonwealth of Kentucky.

ARTICLE IV

OFFICERS

SECTION 1. Officers. The officers of the Corporation shall be determined by the Board and, to the extent provided in Section 2 of this Article IV, the Chairman of the Board. The officers of the Corporation may include:

(a) a Chairman of the Board;

(b) a President;

(c) one or more Executive Vice Presidents;

(d) one or more Senior Vice Presidents;

(e) one or more Administrative Vice Presidents;

(f) one or more Vice Presidents;

(g) a Secretary and one or more Assistant Secretaries;

(h) a Treasurer and one or more Assistant Treasurers;

(i) a Controller and one or more Assistant Controllers; and

(j) an Auditor and one or more Assistant Auditors.

In addition, the Board may elect such other officers as it deems necessary or appropriate and such other officers shall have such powers, authority, and duties as may be delegated or assigned to such officer, from time to time, by the Board, the Chairman of the Board, or the President.

The Board shall designate which of the officers shall be executive officers of the Corporation.

SECTION 2. Election and Appointment and Term of Office. Each officer shall be elected by the Board at its annual meeting and hold office until the next annual meeting of the Board and until the officer’s successor is elected or until the officer’s earlier death, resignation or removal in the manner hereinafter provided. If additional officers are elected by the Board during the year, each of them shall hold office until the next annual meeting of the Board at which officers are regularly elected and until the officer’s successor is elected or appointed or until the officer’s earlier death, resignation or removal in the manner hereinafter provided.

In addition to the foregoing, the Chairman of the Board, by written designation filed with the Secretary, may appoint one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers, Assistant Controllers and Assistant Auditors of the Corporation. If appointed during the year, each of them shall hold office until the next annual meeting of the Board at which officers are regularly elected and until the officer’s successor is elected or appointed or until the officer’s earlier death, resignation or removal in the manner hereinafter provided. Subject to the authority of the Board, the Chairman of the Board shall also have authority to fix the salary of such officer.

SECTION 3. Resignation, Removal and Vacancies. Any officer may resign at any time by giving written notice to the Chairman of the Board, the President or the Secretary, and such resignation shall be effective when the notice is delivered, unless the notice specifies a later effective date. All officers and agents elected or appointed shall be subject to removal at any time by the Board with or without cause. All appointed officers may be removed at any time by the Chairman of the Board acting jointly with the President or any Executive or Senior Vice President, by written designation filed with the Secretary. A vacancy in any office may be filled for the unexpired portion of the term in the same manner as provided for election or appointment to such office.

SECTION 4. Duties and Functions.

(a) Chairman of the Board. The Chairman of the Board, if present, shall preside at all meetings of the shareholders and the Board. If designated by Board resolution, the Chairman of the Board shall be Chief Executive Officer of the Corporation, and if so designated, shall be vested with executive control and management of the business and affairs of the Corporation and have the direction of all other officers, agents and employees. The Chairman of the Board shall perform all such other duties as are incident to the office or as may be properly required of the Chairman by the Board, subject in all matters to the control of the Board.

(b) The President. The President, in the absence of the Chairman of the Board, shall preside at all meetings of the shareholders and the Board. If designated by Board resolution, the President shall be Chief Executive Officer of the Corporation, and if so designated, shall be vested with executive control and management of the business and affairs of the Corporation and have the direction of all other officers, agents and employees. The President shall have such powers, authority and duties as may be delegated or assigned to the President from time to time by the Board or the Chairman of the Board.

(c) Vice Presidents. The Executive Vice Presidents, Senior Vice Presidents, Administrative Vice Presidents and Vice Presidents shall have such powers, authority and duties as may be delegated or assigned to them from time to time by the Board, the Chairman of the Board or the President.

(d) Secretary. The Secretary shall attend to the giving and serving of all notices required by law or these By-laws, shall be the custodian of the corporate seal and shall affix and attest the same to all papers requiring it; shall have responsibility for preparing minutes of the meetings of the Board and shareholders; shall have responsibility for authenticating records of the Corporation; and shall in general perform all the duties incident to the office of the Secretary, subject in all matters to the control of the Board.

(e) Treasurer. The Treasurer shall have custody and control of the funds and securities of the Corporation and shall perform all such other duties as are incident to the office of the Treasurer or that may be properly required of the Treasurer by the Board, the Chairman of the Board or the President.

(f) Controller. The Controller shall maintain adequate records of all assets, liabilities and transactions of the Corporation; shall see that adequate audits thereof are currently and regularly made; shall have general supervision of the preparation of the Corporation’s balance sheets, income accounts and other financial statements or records; and shall perform such other duties as shall, from time to time, be assigned to him, by the Board, the Chairman of the Board or the President. These duties and powers shall extend to all subsidiary corporations and, so far as the Board, the Chairman of the Board or the President may deem practicable, to all affiliated corporations.

(g) Auditor. The Auditor shall review the accounting, financial and related operations of the Corporation and shall be responsible for measuring the effectiveness of various controls established for the Corporation. The Auditor’s duties shall include, without limitation, the appraisal of procedures, verifying the extent of compliance with formal controls and the prevention and detection of fraud or dishonesty and such other duties as shall, from time to time, be assigned to the Auditor by the Board, the Chairman of the Board or the President. These duties and powers shall extend to all subsidiary corporations and, so far as the Board, the Chairman of the Board or the President may deem practicable, to all affiliated corporations.

(h) General Provision. The powers, authorities, and duties established pursuant to this Section 4 may be delegated or assigned, directly or indirectly by the Board of Directors, the Chairman of the Board or the President, as the case may be.

ARTICLE V

BOOKS AND RECORDS

The Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders, the Board and the committees of the Board.

ARTICLE VI

CONTRACTS, CHECKS, AND DEPOSITS

SECTION 1. Contracts and Agreements. The Board may authorize any officer or agent to enter into any contract or agreement or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or limited to specific instances.

SECTION 2. Checks, Drafts, Orders, Etc. All checks, drafts, or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or agent of the Corporation and in such manner as shall from time to time be prescribed by the Board in a duly authorized resolution.

SECTION 3. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies, or other depositories in such manner as shall from time to time be prescribed by the Board in a duly authorized resolution.

ARTICLE VII

SHARES AND THEIR TRANSFER

SECTION 1. Certificates for Shares. The shares of the Corporation may be represented by certificates or may be uncertificated. Certificates representing shares of the Corporation shall be in such form as the Board shall prescribe. Such certificates shall be in the name of the Corporation and signed by the Chairman of the Board, the President or a Vice President and by the Secretary or an Assistant Secretary and shall be sealed with the corporate seal or contain a facsimile thereof. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may nevertheless be issued by the Corporation with the same effect as if the person were such officer at the date of issue. Where any such certificate is manually countersigned by a transfer agent or registrar (other than the Corporation itself or an employee of the Corporation), any of the other signatures on the certificate may be a facsimile.

SECTION 2. Record. The Corporation shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its shareholders, as required by applicable law. Except as otherwise expressly required by law, the person in whose name shares stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

SECTION 3. Transfer of Shares. Transfers of shares of the Corporation shall be made only on the books of the Corporation by the registered shareholder thereof, or by the registered shareholder’s attorney thereunto duly authorized by written power of attorney duly executed and filed with the Secretary or with a transfer agent appointed as provided in Section 4 of this Article, and on the surrender of any certificate or certificates for such shares properly endorsed.

SECTION 4. Regulations. The Board may make such rules and regulations as it may deem expedient, not inconsistent with these By-laws, concerning the issue, transfer and registration of shares of the Corporation. The Board may appoint or authorize any officer or officers to appoint one or more transfer agents and one or more registrars and may require all certificates for shares to bear the signature or signatures of any of them.

ARTICLE VIII

FISCAL YEAR

SECTION 1. The fiscal year of the Corporation shall begin on the first day of October in each year.

ARTICLE IX

INDEMNIFICATION

SECTION 1. Every person who is or was an officer or employee of the Corporation or a director, officer or employee of any other corporation or entity in which that person served as a director, officer or employee at the request of the Corporation (hereinafter collectively referred to as a “Covered Person”), shall be indemnified by the Corporation against any and all reasonable costs and expenses (including but not limited to attorney’s fees) and any liabilities (including but not limited to judgments, fines, penalties and reasonable settlements) that may be paid by or imposed against that Covered Person in connection with or resulting from any pending, threatened or completed claim, action, suit or proceeding (whether brought by or in the right of the Corporation or such other corporation or entity or otherwise), and whether civil, criminal, administrative, investigative or legislative (including any appeal relating thereto), in which the Covered Person may be involved, as a party or witness or otherwise, by reason of the Covered Person’s being or having been an officer or employee of the Corporation or a predecessor of the Corporation or a director, officer or employee of such other corporation or entity, or by reasons of any action taken or not taken in such capacity, whether or not the Covered Person continues to be such at the time such liability or expense shall have been paid or imposed, if the Covered Person:

(a) has been successful on the merits or otherwise with respect to such claim, action, suit or proceeding; or

(b) acted in good faith, in what the Covered Person reasonably believed to be the best interests of the Corporation or such other corporation or entity, as the case may be, and in addition, in any criminal action or proceeding, had no reasonable cause to believe that the Covered Person’s conduct was unlawful.

As used in this Article, the terms “expense” and “liability” shall include, but not be limited to, counsel fees and disbursements and amounts of judgments, fines or penalties against, and reasonable amounts paid in settlement by, a Covered Person. The termination of any claim, action, suit or proceeding by judgment, settlement (whether with or without court approval), conviction or upon a plea of guilty or nolo contendere, or its equivalent, shall not create a presumption that a Covered Person did not meet the standards of conduct set forth in paragraph (b) of this Section 1.

SECTION 2. Indemnification under paragraph (b) of Section 1 shall be made unless it is determined by any of the following that the Covered Person has not met the standard of conduct set forth in paragraph (b) of Section 1:

(a) the Board, acting by a quorum consisting of directors who were not parties to (or who are determined to have been successful with respect to) the claim, action, suit or proceeding;

(b) a committee of the Board established pursuant to Article III Section 8 of the By-laws consisting of directors who were not parties to (or who are determined to have been successful with respect to) the claim, action, suit or proceeding;

(c) any officer or group of officers of the Corporation who, by resolution adopted by the Board, has been given authority to make such determinations; or

(d) either of the following selected by the Board if a disinterested committee of the Board (as described in paragraph (b) of this Section 2) cannot be obtained or by the person(s) designated in paragraphs (a), (b) or (c) of this Section 2:

SECTION 3. independent legal counsel (who may be the regular counsel of the Corporation) who has delivered to the Corporation a written determination; or

SECTION 4. an arbitrator or a panel of arbitrators (which panel may include directors, officers, employees or agents of the Corporation) who has delivered to the Corporation a written determination.

SECTION 5. Expenses incurred with respect to any claim, action, suit or proceeding of the character described in Section 1 of this Article shall be advanced to a Covered Person by the Corporation prior to the final disposition thereof, but the Covered Person shall be obligated to repay such advances if it is ultimately determined that the Covered Person is not entitled to indemnification. As a condition to advancing expenses hereunder, the Corporation may require the Covered Person to sign a written instrument acknowledging such obligation to repay any advances hereunder if it is ultimately determined the Covered Person is not entitled to indemnity.

Notwithstanding the preceding paragraph, the Corporation may refuse to advance expenses or may discontinue advancing expenses to a Covered Person if such advancement is determined by the Corporation, in its sole and exclusive discretion, not to be in the best interest of the Corporation.

SECTION 6. Notwithstanding anything in this Article to the contrary, no person shall be indemnified in respect of any claim, action, suit or proceeding initiated by such person or such person’s personal or legal representative, or which involved the voluntary solicitation or intervention of such person or such person’s personal or legal representative (other than an action to enforce indemnification rights hereunder or an action initiated with the approval of a majority of the Board).

SECTION 7. The rights of indemnification provided in this Article shall be in addition to any other rights to which any Covered Person may otherwise be entitled to by contract, vote of shareholders or disinterested directors, other corporate action or otherwise; and in the event of any such Covered Person’s death, such rights shall extend to the Covered Person’s heirs and legal representatives.

ARTICLE X

AMENDMENTS

Any By-law may be adopted repealed, altered or amended by the Board at any regular or special meeting thereof. The shareholders of the Corporation shall have the power to amend, alter or repeal any By-law only to the extent and in the manner provided in the articles of incorporation of the Corporation.

Annex H

KENTUCKY BUSINESS CORPORATION ACT

271B.13-010 Definitions for subtitle.

As used in this subtitle:

(1) “Corporation” means the issuer of the shares held by a dissenter, except that in the case of a merger where the issuing corporation is not the surviving corporation, then, after consummation of the merger, “corporation” shall mean the surviving corporation.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under KRS 271B.13-020 and who exercises that right when and in the manner required by KRS 271B.13-200 to 271B.13-280.

(3) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. In any transaction subject to the requirements of KRS 271B.12-210 or exempted by KRS 271B.12-220(2), “fair value” shall be at least an amount required to be paid under KRS 271B.12-220(2) in order to be exempt from the requirements of KRS 271B.12-210.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

Effective: July 15, 1998 History: Amended 1998 Ky. Acts ch. 341, sec. 9, effective July 15, 1998. —Created 1988 Ky. Acts ch. 23, sec. 123, effective January 1, 1989.

271B.13-020 Right to dissent.

(1) A shareholder shall be entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

(a) Consummation of a plan of merger to which the corporation is a party:

1. If shareholder approval is required for the merger by KRS 271B.11-030 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

2. If the corporation is a subsidiary that is merged with its parent under KRS 271B.11-040;

(b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

(d) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

1. Alters or abolishes a preferential right of the shares to a distribution or in dissolution;

2. Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

3. Excludes or limits the right of the shares to vote on any matter other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

4. Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under KRS 271B.6-040;

(e) Any transaction subject to the requirements of KRS 271B.12-210 or exempted by KRS 271B.12-220(2); or

(f) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2) A shareholder entitled to dissent and obtain payment for his shares under this chapter shall not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

Effective: January 1, 1989 History: Created 1988 Ky. Acts ch. 23, sec. 124, effective January 1, 1989.

271B.13-030 Dissent by nominees and beneficial owners.

(1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he shall dissent with respect to all shares beneficially owned by any one (1) person and notify the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this subsection shall be determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if:

(a) He submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b) He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

Effective: January 1, 1989 History: Created 1988 Ky. Acts ch. 23, sec. 125, effective January 1, 1989.

271B.13-200 Notice of dissenters’ rights.

(1) If proposed corporate action creating dissenters’ rights under KRS 271B.13-020 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this subtitle and the corporation shall undertake to provide a copy of this subtitle to any shareholder entitled to vote at the shareholders’ meeting upon request of that shareholder.

(2) If corporate action creating dissenters’ rights under KRS 271B.13-020 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in KRS 271B.13-220.

Effective: January 1, 1989 History: Created 1988 Ky. Acts ch. 23, sec. 126, effective January 1, 1989.

271B.13-210 Notice of intent to demand payment.

(1) If proposed corporate action creating dissenters’ rights under KRS 271B.13-020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:

(a) Shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(b) Shall not vote his shares in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) of this section shall not be entitled to payment for his shares under this chapter.

Effective: January 1, 1989 History: Created 1988 Ky. Acts ch. 23, sec. 127, effective January 1, 1989.

271B.13-220 Dissenters’ notice.

(1) If proposed corporate action creating dissenters’ rights under KRS 271B.13-020 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of KRS 271B.13-210.

(2) The dissenters’ notice shall be sent no later than ten (10) days after the date the proposed corporate action was authorized by the shareholders, or, if no shareholder authorization was obtained, by the board of directors, and shall:

(a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not he acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30), nor more than sixty (60) days after the date the notice provided in subsection (1) of this section is delivered; and

(e) Be accompanied by a copy of this subtitle.

Effective: January 1, 1989 History: Created 1988 Ky. Acts ch. 23, sec. 128, effective January 1, 1989.

271B.13-230 Duty to demand payment.

(1) A shareholder who is sent a dissenters’ notice described in KRS 271B.13-220 shall demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to subsection (2)(c) of KRS 271B.13-220, and deposit his certificates in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits his share certificates under subsection (1) of this section shall retain all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(3) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, shall not be entitled to payment for his shares under this subtitle.

Effective: January 1, 1989 History: Created 1988 Ky. Acts ch. 23, sec. 129, effective January 1, 1989.

271B.13-240 Share restrictions.

(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under KRS 271B.13-260.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares shall retain all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

Effective: January 1, 1989 History: Created 1988 Ky. Acts ch. 23, sec. 130, effective January 1, 1989.

271B.13-250 Payment.

(1) Except as provided in KRS 271B.13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with KRS 271B.13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

(2) The payment shall be accompanied by:

(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b) A statement of the corporation’s estimate of the fair value of the shares;

(c) An explanation of how the interest was calculated; and

(d) A statement of the dissenter’s right to demand payment under KRS 271B.13-280.

Effective: January 1, 1989 History: Created 1988 Ky. Acts ch. 23, sec. 131, effective January 1, 1989.

271B.13-260 Failure to take action.

(1) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters’ notice under KRS 271B.13-220 and repeat the payment demand procedure.

Effective: January 1, 1989 History: Created 1988 Ky. Acts ch. 23, sec. 132, effective January 1, 1989.

271B.13-270 After-acquired shares.

(1) A corporation may elect to withhold payment required by KRS 271B.13-250 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under KRS 271B.13-280.

Effective: January 1, 1989 History: Created 1988 Ky. Acts ch. 23, sec. 133, effective January 1, 1989.

271B.13-280 Procedure if shareholder dissatisfied with payment or offer.

(1) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under KRS 271B.13-250), or reject the corporation’s offer under KRS 271B.13-270 and demand payment of the fair value of his shares and interest due, if:

(a) The dissenter believes that the amount paid under KRS 271B.13-250 or offered under KRS 271B.13-270 is less than the fair value of his shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under KRS 271B.13-250 within sixty (60) days after the date set for demanding payment; or

(c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

(2) A dissenter waives his right to demand payment under this section unless he shall notify the corporation of his demand in writing under subsection (1) of this section within thirty (30) days after the corporation made or offered payment for his shares.

Effective: January 1, 1989 History: Created 1988 Ky. Acts ch. 23, sec. 134, effective January 1, 1989.

271B.13-300 Court action.

(1) If a demand for payment under KRS 271B.13-280 remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the Circuit Court of the county where a corporation’s principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section shall be plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters shall be entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the proceeding shall be entitled to judgment:

(a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation; or

(b) For the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under KRS 271B.13-270.

Effective: January 1, 1989 History: Created 1988 Ky. Acts ch. 23, sec. 135, effective January 1, 1989.

271B.13-310 Court costs and counsel fees.

(1) The court in an appraisal proceeding commenced under KRS 271B.13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under KRS 271B.13-280.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters, if the court finds the corporation did not substantially comply with the requirements of KRS 271B.13-200 to 271B.13-280; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this subtitle.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

Effective: January 1, 1989 History: Created 1988 Ky. Acts ch. 23, sec. 136, effective January 1, 1989.

Annex I

April 27, 2005

Board of Directors

Ashland Inc.

50 E. RiverCenter Boulevard

Covington, KY 41012-0391

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of common stock, par value $1.00 per share (the “Company Common Stock”), of Ashland Inc. (the “Company”), other than Marathon Oil Corporation (“Marathon”) and its affiliates, of the Aggregate Consideration (as defined below) to be received by such stockholders pursuant to the Specified Transactions (as defined below) provided for in the Master Agreement dated as of March 18, 2004 (the “Master Agreement”), as amended by Amendment No. 1 (the “Master Agreement Amendment”; the Master Agreement as so amended is referred to herein as the “Amended Master Agreement”) to be entered into, in each case by and among the Company, ATB Holdings Inc., a wholly owned subsidiary of the Company (“Holdco”), EXM LLC, a wholly owned subsidiary of Holdco (“New Ashland LLC”), New EXM Inc., a wholly owned subsidiary of Holdco (“New Ashland Inc.”), Marathon, Marathon Oil Company, a wholly owned subsidiary of Marathon (“Marathon Company”), Marathon Domestic LLC, a wholly owned subsidiary of Marathon (“Merger Sub”), and Marathon Ashland Petroleum LLC (“MAP”). You have advised us that the Company currently owns 38% of the outstanding membership interests in MAP (the “Minority Interest”) and that Marathon Company currently owns 62% of the outstanding membership interests in MAP.

We understand that, in connection with the execution of the Master Agreement, (i) the Company and Holdco entered into the Assignment and Assumption Agreement dated as of March 18, 2004 (the “Maleic Agreement”) relating to the Maleic Business (as defined therein), and the Assignment and Assumption Agreement dated as of March 18, 2004 (the “VIOC Agreement”) relating to the VIOC Centers (as defined therein), (ii) the Company, Holdco and certain other parties entered into the Tax Matters Agreement dated as of March 18, 2004 (the “Tax Matters Agreement”), and (iii) the Company and Marathon Company entered into Amendment No. 2 to the Amended and Restated Limited Liability Company Agreement of MAP dated as of March 18, 2004 (the “Second LLC Agreement Amendment”). We also understand that the Tax Matters Agreement is to be amended and restated by an Amended and Restated Tax Matters Agreement (the “Amended Tax Matters Agreement”) to be entered into by and among the Company, Holdco and certain other parties, and the Amended and Restated Limited Liability Company Agreement of MAP is to be further amended by Amendment No. 3 thereto (the “Third LLC Agreement Amendment”) to be entered into by and between the Company and Marathon Company. It is contemplated that the following transactions, among other things, (collectively, the “Closing Transactions”) will occur at the Closing (as defined in the Amended Master Agreement) in the following sequence: (i) MAP will redeem (the “Partial Redemption”) a portion of the Minority Interest in exchange for a combination of cash and accounts receivable of MAP (the “MAP Accounts Receivable”) with a value, in the aggregate, that is equal to the MAP Partial Redemption Amount (as defined in the Amended Master Agreement), (ii) the Company will contribute to Holdco (A) the Maleic Business pursuant to the Maleic Agreement, (B) the VIOC Business pursuant to the VIOC Agreement and (C) the balance of the Minority Interest (following the redemption described in clause (i) above), together with certain other assets, (iii) the Company will be merged with and into New Ashland LLC, with New Ashland LLC as the surviving entity (the “Reorganization Merger”), (iv) Holdco will borrow, from lenders not affiliated with the Company, Marathon or MAP, an amount equal to the Ashland Debt Obligation Amount (as defined in the Amended Master Agreement) and will contribute such amount of cash to New Ashland LLC, (v) New Ashland LLC will be merged with and into New Ashland Inc., with New Ashland Inc. as the surviving entity, (vi) Holdco will distribute (the “Distribution”) to the holders of the common stock, par value $1.00 per share, of Holdco (“Holdco Common Stock”) one share of common stock, par value $0.01 per share, of New Ashland Inc. (“New Ashland Common Stock”) for each share of Holdco Common Stock (the “Distribution Consideration”), and (vii) Holdco will be merged with and into Merger Sub, with Merger Sub as the surviving entity (the “Acquisition Merger” and, together with the Distribution, the “Specified Transactions”). Pursuant to the Reorganization Merger, each outstanding share of Company Common Stock will be converted into and will represent one share of Holdco Common Stock. Pursuant to the Acquisition Merger, each outstanding share of Holdco Common Stock will be converted into the right to receive that number of shares of common stock, par value $1.00 per share (“Marathon Common Stock”), of Marathon equal to the Exchange Ratio (as defined below) (the “Merger Consideration” and, together with the Distribution Consideration, the “Aggregate Consideration”). The Amended Master Agreement provides that the “Exchange Ratio” shall be an amount equal to (i) $915 million divided by (ii) the product of (A) the average closing sale price of Marathon Common Stock for the 20-trading day period ending on the third trading day prior to the Closing and (B) the number of shares of Company Common Stock issued and outstanding immediately prior to the Reorganization Merger Effective Time (as defined in the Amended Master Agreement). For purposes of this letter, we have assumed, with your consent, that the holders of Company Common Stock will, by means of the Reorganization Merger, be the holders of Holdco Common Stock entitled to receive the Aggregate Consideration pursuant to the Specified Transactions.

In arriving at our opinion, we have reviewed the Master Agreement, a draft dated as of April 27, 2005 of the Master Agreement Amendment, the Maleic Agreement, the VIOC Agreement, a draft dated as of April 27, 2005 of the Amended Tax Matters Agreement, the Second LLC Agreement Amendment and a draft dated as of April 27, 2005 of the Third LLC Agreement Amendment, and have reviewed certain related documents and other agreements, as well as certain publicly available business and financial information relating to the Company, Marathon and MAP. We have also reviewed certain other information, including financial forecasts, provided to us by the Company, Marathon and MAP, and have met with the Company’s, Marathon’s and MAP’s management to discuss the business and prospects of the Company, New Ashland Inc., Marathon, MAP, the Maleic Business and the VIOC Centers.

We have also considered certain financial and stock market data of the Company, New Ashland Inc. (on a pro forma basis) and Marathon, and certain financial data of MAP, the Maleic Business and the VIOC Centers, and we have compared those data with similar data for other publicly held companies in businesses similar to the Company, New Ashland Inc. (on a pro forma basis), Marathon, MAP, the Maleic Business and the VIOC Centers, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been announced or effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts (including forecasts relating to the Maleic Business and the VIOC Centers prepared by the Company), we have been advised, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s, Marathon’s and MAP’s management as to the future financial performance of the Company, New Ashland Inc., Marathon, MAP, the Maleic Business and the VIOC Centers. We have assumed, with your consent, that in the course of obtaining the necessary regulatory and third party approvals and consents for the Closing Transactions and related transactions, no modification, delay (beyond the Outside Date (as defined in the Amended Master Agreement)), limitation, restriction or condition will be imposed that will have an adverse effect on New Ashland Inc. or Marathon or the contemplated benefits of the Closing Transactions or related transactions in any respect material to our analysis. We also have assumed, with your consent, that the Closing Transactions and related transactions will be consummated in accordance with the terms of the Amended Master Agreement, the Maleic Agreement, the VIOC Agreement, the Amended Tax Matters Agreement, the Second LLC Agreement Amendment and the Third LLC Agreement Amendment and related documents and agreements, and that the parties will comply with their respective obligations under such agreements and documents, in each case, without waiver, modification or amendment of any material terms, conditions or agreements, and in compliance with all applicable laws (including, without limitation, laws relating to insolvency and fraudulent conveyance and to the payment of dividends). We have assumed that all documents and agreements which we have reviewed in draft form will not, when finalized or executed, differ from the drafts we have reviewed in any respect material to our analysis. We have assumed, with your consent, that the receipt of the Holdco Common Stock in connection with the Reorganization Merger, the receipt of the New Ashland Common Stock in connection with the Distribution and the receipt of the Marathon Common Stock in connection with the Acquisition Merger, will be tax-free for United States federal income tax purposes to the stockholders of the Company, and that none of Marathon, the Company, New Ashland Inc. or any of their respective affiliates will recognize material income, gain or loss for United States federal income tax purposes as a result of the Closing Transactions or related transactions (other than under Section 355(e) of the Internal Revenue Code of 1986, as amended, subject to the indemnification obligations set forth in the Amended Tax Matters Agreement).

We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, Marathon, MAP, the Maleic Business or the VIOC Centers, nor have we been furnished with any such evaluations or appraisals (other than valuation opinions dated as of March 10, 2004 relating to the Maleic Business and the VIOC Centers prepared by an investment banking firm retained by the Company and Marathon). Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. We are not expressing any opinion as to the actual value of the New Ashland Common Stock or the Marathon Common Stock when issued or distributed pursuant to the Specified Transactions, or the prices at which such common stock will trade at any time. We have relied on the views and assessments of the management of the Company with respect to the MAP Accounts Receivable and have assumed without independent verification that their valuations thereof represent reasonable estimates with respect to the value of the MAP Accounts Receivable.

Our opinion does not address any aspect of the Closing Transactions or any related transactions, other than the fairness, from a financial point of view, of the Aggregate Consideration payable pursuant to the Specified Transactions. In addition, our opinion does not address the relative merits of the Closing Transactions or any related transactions compared to other business strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Closing Transactions or any related transactions. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company, the Minority Interest, the Maleic Business or the VIOC Centers.

We have acted as financial advisor to the Company in connection with the Closing Transactions and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Closing Transactions. We and our affiliates in the past have provided, are currently providing and may in the future provide, financial and investment banking services to the Company and certain of its affiliates, and in the past have provided, are currently providing and may in the future provide, financial and investment banking services to Marathon and certain of its affiliates unrelated to the proposed Closing Transactions, for which services we have received and expect to receive compensation. In the ordinary course of business, we and our affiliates may actively trade the securities of the Company and Marathon and in the future may actively trade the securities of New Ashland Inc. and Marathon for our own and such affiliates’ accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Closing Transactions and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the Closing Transactions or any related transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be received pursuant to the Specified Transactions is fair, from a financial point of view, to the holders of Company Common Stock, other than Marathon and its affiliates.

Very truly yours,

CREDIT SUISSE FIRST BOSTON LLC

By:	/s/ GERALD LODGE
Managing Director

Annex J

March 18, 2004

Board of Directors

Marathon Oil Corporation

5555 San Felipe

Houston, Texas 77056

This letter is furnished at the request of Marathon Oil Corporation (“MOC”) in connection with the Transaction (as defined below) whereby MOC will acquire the entire equity membership interest in Marathon Ashland Petroleum LLC (“MAP”) owned by Ashland Inc. (“Ashland”).

Overview

We understand that currently MOC owns a 62% membership interest in MAP and Ashland owns a 38% membership interest in MAP (the “Ashland Interest”). Under the proposed terms of the Transaction (as defined below):

(i) MAP will redeem a portion of the Ashland Interest for an amount that is currently estimated at $800 million (which estimate assumes that the Holdco Borrowing (as defined below) will be approximately $1.9 billion) plus 38% of MAP’s cash accumulated from operations prior to closing of the Transaction, which redemption consideration will be paid in a combination of cash and MAP accounts receivable (the “Partial Redemption”); the amount of the Partial Redemption will be increased (or decreased) to the extent of any decrease (or increase) in the amount of the Holdco Borrowing, and may also be increased: (a) by 38 percent of certain pension contributions and similar payments by MAP; and (b) under certain circumstances, by an additional amount determined by MOC;

(ii) Promptly following the Partial Redemption, Ashland will reorganize (the “Restructuring”) its corporate structure, effectively resulting in:

(A) the transfer to a newly formed wholly owned subsidiary of Ashland (“Holdco”) of (1) the remaining Ashland Interest (including the Ashland LOOP/LOCAP interests) and (2) certain other active trades or businesses (collectively, the “ATB”); and

(B) the transfer (via merger of Ashland with and into a newly formed wholly owned subsidiary of Holdco followed by a merger of that subsidiary with and into another newly formed wholly owned subsidiary of Holdco (“Newco”)) of Ashland’s remaining assets and liabilities (including, but not limited to, all assets and liabilities related to Ashland’s currently wholly owned businesses (other than the ATB)) and the cash and accounts receivable from the Partial Redemption to Newco;

(iii) Promptly following the Restructuring, (A) Holdco will contribute to Newco cash (the “Cash Contribution” and, together with the amount received by Ashland in the Partial Redemption, the “MOC Consideration”) in an amount sufficient to repay, repurchase, defease or terminate certain of Ashland’s debt and similar obligations, currently estimated at $1.9 billion, which it will raise through its incurrence of debt (the “Holdco Borrowing”), (B) Holdco will merge with a subsidiary of MOC (which will be a Delaware LLC) in a merger (the “Merger”) in which MOC’s subsidiary will be the surviving entity, with $315 million of MOC stock being issued to the former Holdco shareholders and all the capital stock of Newco being issued to the former Holdco shareholders; and

(iv) New Ashland’s indemnification obligations for certain environmental losses associated with the assets Ashland transferred to MAP at the formation of the joint venture will be limited to $50 million in the aggregate, and Ashland or New Ashland Inc. will bear certain costs of an ongoing project at the St. Paul Park refinery.

The transactions contemplated by the Partial Redemption, the Restructuring, the Holdco Borrowing, the Cash Contribution, the Merger and related transactions, in each case as described in more detail in the transaction documents that have been provided to us, and the payment of related fees and expenses are collectively referred to as the “Transaction.”

Solvency Tests

In connection with the Transaction, MOC has requested that we render a written solvency opinion (the “Opinion”) as of the date of this Opinion addressed to you, as to whether, assuming the Transaction is consummated substantially as proposed as of a date (the “Effective Date”) that is expected to occur in the second half of 2004 which we have assumed to be September 30, 2004, which we understand to be consistent with the assumed date of consummation reflected on the Pro Forma Balance Sheets (as defined herein) prepared by Ashland as of September 30, 2003:

(a) The Fair Value of the aggregate assets of Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, will exceed their respective total Liabilities (including subordinated, unmatured, unliquidated, disputed and Contingent Liabilities);

(b) The Present Fair Saleable Value of the aggregate assets of Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, will exceed their respective probable Liabilities, as they become absolute and mature;

(c) Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, will be able to pay their respective Liabilities as they mature and come due; and

(d) Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, will not have unreasonably small capital for the business in which it is engaged, as management of Ashland has stated Ashland’s business, before consummation of the Transaction, is conducted and Newco’s business is proposed to be conducted, following the consummation of the Transaction.

Solvency Definitions

For purposes of this Opinion, the following terms will have the meanings set forth below:

(1) “able to pay their respective Liabilities as they mature” means that, assuming the Transaction has been consummated as proposed (and taking into consideration, as appropriate, the stated borrowing capacity now available under Ashland’s borrowing facilities and any borrowing facilities of Newco proposed to be in place as of the time of the closing of the Transaction and the proceeds of the Transaction), during the period from the Effective Date through September 30, 2008, the period covered by the financial projections prepared by Ashland’s management (the “Financial Projections”), Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, will have the ability in the ordinary course of business to pay current Debt, short-term Debt, long-term Debt, other contractual obligations and other Liabilities, including Contingent Liabilities, as such Debt and other Liabilities mature.

(2) “Commercially Reasonable Period of Time” means at least twelve months for a willing buyer and a willing seller to agree on price and terms, plus the time necessary to complete the sale.

(3) “Contingent Liabilities” of Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, means the maximum estimated amount of Liabilities that are not absolute and which have been identified to us, including, but not limited to, Liabilities associated with claims alleging exposure to asbestos, the environment and pension obligations, by responsible officers and employees of Ashland, their respective accountants and financial advisors, and such other experts as we have deemed necessary to consult. American Appraisal Associates, Inc., (“AAA”), after consultation with responsible officers and employees of Ashland, and/or such industry, economic and other experts as we have deemed necessary to consult and rely on, has assessed the reasonableness of the estimate of each of the Contingent Liabilities, in light of all the facts and circumstances existing at the time. Such Contingent Liabilities may not meet the criteria for accrual under Statement of Financial Accounting Standards No. 5 and, therefore, will not necessarily be recorded as liabilities under Generally Accepted Accounting Principles (“GAAP”).

(4) “Debts” of Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, means the following (without duplication), as identified to us by management of Ashland: (i) all indebtedness of Ashland or Newco, as the case may be, for borrowed money; (ii) all payment obligations of Ashland or Newco, as the case may be, evidenced by bonds, debentures, notes and other similar instruments; (iii) all capital lease payment obligations of Ashland or Newco, as the case may be; and (iv) all Debt of any kind referred in the preceding clauses (i) through (iii) of other persons guaranteed by Ashland or Newco, as the case may be.

(5) “Fair Value” of assets means the amount at which the aggregate assets would change hands between a willing buyer and a willing seller, within a Commercially Reasonable Period of Time, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both.

(6) “Liabilities” of Ashland, before consummation of the Transaction and Newco, after consummation of the Transaction, means Debts, liabilities and other obligations of Ashland or Newco, as the case may be (whether matured or unmatured, liquidated or unliquidated, secured or unsecured, fixed or contingent (to the extent they constitute Contingent Liabilities), accrued or unaccrued).

(7) “Present Fair Saleable Value” of assets means the amount that may be realized if the assets are sold with Reasonable Promptness in an arm’s-length transaction under present conditions in a current market for the sale of assets of a comparable business enterprise.

(8) “Reasonable Promptness” means a period of time of nine to twelve months for a willing buyer and a willing seller to agree on price and terms, plus the time necessary to complete the sale.

(9) “will not have unreasonably small capital for the business in which each is engaged” means that Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, will not lack sufficient capital for the needs and anticipated needs for capital of its business, including Contingent Liabilities, as management of Ashland has stated that Ashland has conducted its business before consummation of the Transaction, and Newco proposes to conduct its business following the consummation of the Transaction.

No representation is made herein as to the sufficiency of the above definitions for any purpose other than setting forth the scope of our Opinion.

In rendering our Opinion, we have valued the aggregate assets, on a consolidated and going concern basis, of Ashland, before consummation of the Transaction, and Newco, after consummation, and giving effect to the Transaction and the associated Liabilities incurred or remaining outstanding in connection therewith. The valuation included the aggregate assets of the business of Ashland’s business enterprise (total invested capital) represented by the total net working capital, tangible plant, property and equipment, and intangible assets (including goodwill) of the business enterprise before consummation of, and giving effect to, the Transaction and the corresponding assets of Newco after consummation of, and giving effect to, the Transaction. For each of Ashland and Newco, we included in the assets the asbestos insurance reserves estimates by Ashland and we included in the liabilities provisions with respect to the claims alleging exposure to asbestos, each as provided by Ashland in their Pro Forma Balance Sheet (as defined herein), which insurance reserves and asbestos-related claims provisions have been represented by Ashland to have been prepared in accordance with GAAP. We believe that this is a reasonable basis on which to value each of Ashland and Newco. Nothing has come to our attention that causes us to believe that either of Ashland, before consummation of the Transaction or Newco, after consummation and giving effect to the Transaction and the associated Liabilities incurred or remaining outstanding in connection therewith, would not be a going concern.

Methodology

The determination of Fair Value and Present Fair Saleable Value for purposes of the Opinion was based on the generally accepted valuation principles used in the market as of the date hereof as they apply to the relevant businesses of Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, and discounted cash flow approaches, described as follows:

Market Approach—Based on correlation of: (a) current stock market prices of publicly held companies whose businesses are similar to those of each of Ashland and Newco (as a going concern) and premiums paid over market prices by acquirors of total or controlling ownership in such businesses; and (b) acquisition prices paid for total ownership positions in businesses whose lines of business are similar to that of each of Ashland and Newco.

Discounted Cash Flow Approach—Based on the present value of each of Ashland’s and Newco’s future debt-free operating cash flow as estimated by the management of Ashland and reflected in the Ashland Financial Projections. The Present Value is determined by discounting the projected operating cash flow at a rate of return that reflects the financial and business risks of each of Ashland and Newco.

Our Opinion of Fair Value and Present Fair Saleable Value is subject to the following assumptions:

(i) Any sale of either Ashland or Newco, including the underlying assets thereof, would be completed as the sale of an ongoing business entity; and

(ii) Except as we specifically state below, in determining the Fair Value and Present Fair Saleable Value of the aggregate assets of each of Ashland and Newco, any taxes or transaction costs which may be owed by each of Ashland and Newco as a result of the Transaction, other than those specifically identified in the Financial Projections, were not considered.

While we believe that each of Ashland and Newco would be marketable as a separate business enterprise, we have not been requested to identify, and have not identified, potential purchasers or to ascertain the actual prices and terms by which each of Ashland and Newco can currently be sold. Furthermore, because the sale of any business enterprise involves numerous assumptions and uncertainties, not all of which can be quantified or ascertained prior to engaging in an actual selling effort, we express no opinions as to whether Ashland or Newco could actually be sold for amounts we believe to be equivalent to their Fair Values and Present Fair Saleable Values.

Financial Results and Projections

In connection with the analysis underlying the Opinion, we were provided historical operating results and projected operating results (the Financial Projections as previously defined). In addition to this information, we were provided other operating data and information, all of which has been accepted, without independent verification, as representing a fair statement of historical and projected results of each of Ashland and Newco, in the opinion of the management of Ashland and (to the extent they related to MAP) the management of MAP. However, in the course of our investigation, nothing has led us to believe that our acceptance and reliance on such operating data and information was unreasonable.

Although, during the course of our engagement, we have tested the reasonableness of data provided to us (including historical financial information and the Financial Projections), we have not independently verified the accuracy of the Financial Projections, or any of the assumptions, estimates or judgments referred to therein, or the basis therefor, and although no assurances can be given that such Financial Projections and forecasts can be realized or that actual results will not vary materially from those projected, nothing has come to our attention during the course of our engagement which led us to believe that any information reviewed by us or presented to us in connection with our rendering of the Opinion is unreasonable in any material respect or that it was unreasonable for us to utilize and rely upon the Financial Projections, financial statements, assumptions, description of the business and liabilities, estimates and judgments of the managements of Ashland and MAP, and their respective counsel, accountants and financial and other advisors. Our Opinion is necessarily based on business, economic, market and other conditions as they currently exist and as they can be evaluated by us at the date of this Opinion.

Contingent Liabilities

In determining the amount that would be required to pay the total Liabilities of each of Ashland and Newco, as such Liabilities become absolute and mature for purposes of the Opinion below, we have (i) applied valuation techniques, including present value analysis, using appropriate rates over appropriate periods, to the amounts that will be required from time to time to pay such Liabilities (including Contingent Liabilities) as they become absolute and mature based on their scheduled maturities (or, in the case of Contingent Liabilities, the anticipated dates of payment) and (ii) considered the asbestos-related claims payments and related asbestos insurance recoveries as estimated by Ashland on their Pro Forma Balance Sheet (as defined herein) as well as asbestos-related claims payments estimates provided by Analysis, Research & Planning Corporation (“ARPC”) and related asbestos insurance recovery estimates provided by Anderson Kill & Olick, P.C. (“AKO”). We understand that the estimates provided by ARPC are not necessarily in conformity with Statement of Financial Accounting Standards No. 5 and, therefore, would not necessarily be recorded as liabilities under GAAP and as such ARPC’s and AKO’s estimates were considered by AAA in AAA’s sensitivity analyses. The ARPC and AKO estimates extend for approximately 50 years, as compared to the 10-year provision period used by Ashland in the Pro Forma Balance Sheet (as defined herein).

In the course of our investigation of identified Contingent Liabilities, the areas brought to our attention by the managements of each of Ashland and Newco included: (i) various lawsuits and claims filed and/or pending against Ashland including asbestos-related lawsuits and claims; (ii) environmental matters; (iii) employee benefit plan obligations; (iv) tax audit exposure; (v) adequacy of corporate risk management programs; and (vi) contracts and commitments. In connection with the asbestos-related Contingent Liabilities, we have reviewed the reports of Hamilton, Rabinovitz & Alschuler, Inc. (“HRA”) referred to as “Technical Report Estimating Pending and Future Asbestos Personal Injury Liabilities of Ashland Inc” dated June 18, 2003 and referred to as “Updated Forecasts by HRA forwarded to Ashland on October 2, 2003” (collectively, the “HRA Report”) and the reports of Tillinghast-Towers Perrin (“TTP”) referred to as “Ashland Inc. Allocation of Asbestos Losses to Policy Year” dated as of January 17, 2003, “Analysis of Potential Asbestos Related Liabilities Recovered from Ashland Insurers” dated as of July 23, 2003, and “Analysis of Potential Asbestos Related Liabilities Recovered from Equitas” dated as of October 10, 2003 (collectively, the “TTP Report”). We have also reviewed the report of ARPC dated as of March 4, 2004 entitled “Forecast of Indemnity and Defense Costs to Resolve All Future Asbestos-Related Bodily Injury Claims Filed Against Ashland Inc. and Subsidiaries” and the MOC Board Presentation dated February 25, 2004 (collectively, the “ARPC Report”) and the report of AKO dated as of March 1, 2004 entitled “Arapaho-Tecumseh Insurance Analysis” and the letter dated March 4, 2004 concerning “assumptions made regarding the continued solvency of domestic insurance companies that are presently solvent and of Equitas the London market insurance companies” (collectively, the “AKO Report”) on asbestos-related claims, and potential asbestos insurance recoveries, respectively, and held discussions with representatives of each of HRA, TTP, ARPC and AKO about their respective reports. In our discussions with AKO, we discussed AKO’s review of Ashland’s insurance policies provided to AKO in the data room assembled by Ashland in its offices in Lexington, Kentucky.

We have determined that reserves for the Contingent Liabilities have been made in the pro forma consolidated balance sheets of each of Ashland and Newco as of September 30, 2003 (the “Pro Forma Balance Sheets”) prepared and furnished to us by Ashland, and provisions for the ongoing expenses related to these issues have been included with the projection of income and expenses presented in the Financial Projections, and are considered in our valuation study as ongoing business operating expenses. We have taken these identified Contingent Liabilities into account in rendering our Opinion and have concluded that such liabilities and ongoing expenses do not require any qualification of our Opinion. Our conclusion is based on, among other things, our discussions with managements of Ashland and MAP, their consultants and counsel concerning, and our investigation of, the various lawsuits, claims, including asbestos-related claims and asbestos insurance recovery, and other Contingent Liabilities identified to us.

Opinion Conditions and Assumptions

We have assumed, without independent verification, that the Pro Forma Balance Sheet of Newco and the Financial Projections have been reasonably prepared and reflect the best currently available estimates, after consummation of the Transaction, of the future financial results and conditions of Newco, and that there has been no material adverse change in the assets, financial condition or business of Ashland which would materially impact our reliance on the Pro Forma Balance Sheet and Financial Projections, since the date of the most recent financial statements made available to us. Nothing has come to our attention which would lead us to believe that the foregoing assumption is unreasonable. Further, our Opinion is subject to the following assumptions:

(i) The Transaction is consummated as proposed;

(ii) Neither Ashland nor Newco is expected to incur any material tax liability or suffer any material adverse effect related to tax, in either case due to, arising from or in connection with the Transaction, except:

a) Ashland has advised us that, if the combined value of the Newco stock and the Marathon stock issued per share of old Ashland stock in the transaction exceeds the tax basis of the old Ashland stock (which Ashland has advised us is approximately $55.50 per share), Newco will incur tax under Section 355(e) of the Internal Revenue Code of 1986, as amended;

b) Ashland has advised us that, for every dollar in combined value over $55.50 per share, Newco’s tax liability would be approximately $28 million; and

c) For purposes of our analysis, we have assumed based on input from Ashland’s management, that Newco’s tax liability under Section 355(e) would be approximately $168 million, which corresponds to a combined value of $61.50 per share (we understand that these amounts were provided to us for illustrative purposes only and that they do not necessarily represent Ashland’s or Newco’s views as to the prices at which Ashland stock or Newco stock will trade at any time or as to the value of Ashland or Newco at any time);

(iii) The operating cash flow of each of Ashland and Newco will be made available and used to satisfy their obligations as they mature;

(iv) Our opinion of each of Ashland’s and Newco’s ability to pay their respective Debts and other Liabilities, including Contingent Liabilities and other commitments, as they mature, is limited to the period of time of the Financial Projections;

(v) The Debt of Ashland listed on Schedule A hereto will be repaid or repurchased on the Effective Date (or will be repaid or repurchased after the Effective Date using proceeds from the Transaction);

(vi) Immediately after the Transaction, Newco will arrange a $200 million revolving credit facility;

(vii) Any Debt of Ashland or Newco is permitted to be refinanced in conformity with common business practice to the extent consistent with covenants in the various financing documents;

(viii) We have assumed that as of the Effective Date, the total Liabilities of each of Ashland and Newco will be only those Liabilities set forth in their respective Pro Forma Balance Sheets and incorporated in the Financial Projections that were prepared by Ashland and furnished to us by the management of Ashland and its financial advisors. In the course of our investigation, nothing came to our attention which caused us to believe such assumptions to be unreasonable. The Pro Forma Balance

Sheets are the unaudited Pro Forma Balance Sheets for each of Ashland, immediately prior to the Transaction, and Newco, as of the closing of the Transaction, using September 30, 2003 data, as reflected in the Financial Projections and adjusted to give effect to (a) the planned financing of the Transaction; and (b) the application of the proceeds of the Transaction, and restated by us to reflect the Fair Value and Present Fair Saleable Value of the aggregate assets of each of Ashland and Newco. Ashland’s management has represented to us, and we have relied on the management of Ashland’s representation, that no adverse changes have occurred since their preparation which would materially impact our reliance on the Pro Forma Balance Sheets and Financial Projections. Nothing has come to our attention which would lead us to believe our reliance on such representations to be unreasonable.

In connection with our Opinion, we have made such reviews, studies, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

(i) reviewed the Transaction documents (including the Master Agreement to which MOC and Ashland are to become parties and the other Transaction Agreements (as defined in the Master Agreement) and the exhibits and schedules thereto) and SEC reporting and/or filing documents of Ashland;

(ii) reviewed the Financial Projections for each of Ashland and Newco and inquired of management of Ashland as to the foundation for such projections and the basic assumptions made in the preparation of such projections relating to the type of business, geographic markets, economic conditions, and capital facilities and working capital requirements;

(iii) reviewed the MAP Financial Projections and inquired of management of MAP as to the foundation for such projections and the basic assumptions made in the preparation of such projections relating to the type of business, geographic markets, economic conditions, and capital facilities and working capital requirements;

(iv) reviewed audited and unaudited historical financial statements of each of Ashland and MAP, including income statements, balance sheets and cash flow statements, and pro forma financial statements of Newco, including income statements, balance sheets and cash flow statements, as provided by management of Ashland (with respect to financial statements of Ashland and Newco) and management of MAP (with respect to financial statements of MAP);

(v) visited the current headquarters and selected facilities of each of Ashland and MAP to discuss historical and projected operating results and industry data, including the impact of future trends on the industries in which each of Ashland and MAP competes, as well as the effects of consummating the Transaction;

(vi) reviewed the materials provided to us in the data rooms assembled by Ashland in its offices in Covington, Kentucky and Ashland, Kentucky;

(vii) reviewed select internal financial analyses and other internally generated financial data provided by management of Ashland and MAP, including asset valuations of Ashland and MAP;

(viii) reviewed Contingent Liabilities of Ashland, including, but not limited to, Contingent Liabilities associated with asbestos-related claims, the environment and pension obligations; our review of asbestos-related claims and asbestos insurance recovery issues included our review of the HRA Report, TTP Report, ARPC Report and AKO Report;

(ix) inquired of management of Ashland as to estimated levels of cash and working capital to be required by each of Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction;

(x) reviewed select publicly available economic, financial and market information as it relates to the business operations of each of Ashland and Newco;

(xi) reviewed select publicly available information regarding businesses similar to each of Ashland, Newco and MAP and investigated the financial terms and post-transaction performance of recent acquisitions of businesses similar to each of Ashland, Newco and MAP and operating in reasonably similar markets;

(xii) discussed all of the foregoing information, where appropriate, with management of each of Ashland and MAP and certain of their employees and agents;

(xiii) met with members of the senior management of Ashland to discuss the business, properties, past history, results of operations and prospects of Ashland and Newco, including discussions of the competitive environment in which Newco will operate and the impact of consummation of the Transaction on operations;

(xiv) met with members of the senior management of MAP to discuss the business, properties, past history, results of operations and prospects of MAP;

(xv) discussed certain Transaction-related matters with representatives of Ashland, MAP and/or MOC and their respective financial advisors and counsel; and

(xvi) conducted such other studies, analyses and inquiries as we deem necessary for purposes of the Opinions.

Our Opinion is intended to supplement, not substitute for, any addressees’ due diligence, to the extent required, in this or any related transaction.

Opinion

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion as of this date that, assuming the Transaction is consummated substantially as proposed as of the Effective Date:

(a) The Fair Value of the aggregate assets of Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, will exceed their respective total Liabilities (including subordinated, unmatured, unliquidated, disputed and Contingent Liabilities);

(b) The Present Fair Saleable Value of the aggregate assets of Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, will exceed their respective probable Liabilities, as they become absolute and mature;

(c) Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, will be able to pay their respective Liabilities as they mature and come due; and

(d) Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, will not have unreasonably small capital for the business in which it is engaged, as management of Ashland has stated Ashland’s business, before consummation of the Transaction, is conducted and Newco’s business is proposed to be conducted, following the consummation of the Transaction.

It is understood that this Opinion is for the information of the above mentioned addressees and, at the direction of MOC, the Ashland Board of Directors, and is not to be publicly quoted, or referred to, in whole or in part, in any written document other than (i) the filing and disclosing of the Opinion in any report or other document filed with the Securities and Exchange Commission (the “SEC”) and any state securities commission or blue sky authority, or other governmental authority or agency, if such filing or disclosure is required pursuant to the rules and regulations thereof, or required by any applicable law, rule or regulation, or any applicable stock exchange rule; (ii) the use or disclosure of the Opinion upon the demand, order or request of any court, administrative or governmental agency or regulatory body (whether or not such demand, order or request has the force of law) or as may be required or appropriate in response to any summons, subpoena or discovery requests;

(iii) the disclosure of this Opinion in connection with (a) the Transaction; or (b) an audit of MOC or Ashland by an independent public accountant or any administrative agency or regulatory body; or (iv) the provision of copies of, or any other disclosure of, this Opinion in connection with the exercise of any right or remedy, the defense of any claim in any litigation, or any governmental proceeding or investigation to which MOC or Ashland is subject or purported to be subject; (v) the disclosure of the Opinion as may be requested, required or ordered in, or to protect MOC’s or Ashland’s interest in, any litigation, governmental proceeding or investigation; or (vi) the disclosure of the Opinion as otherwise required by, or as reasonably determined by MOC or Ashland to be required by, any applicable law, order, regulation or ruling.

Very truly yours,

AMERICAN APPRAISAL ASSOCIATES, INC.

Lee P. Hackett

Executive Vice President

/lnm

Schedule A—Ashland Debt Schedule (5 pages)

AAA has been provided these schedules by MOC and is relying on these pages for their accuracy and completeness as representing the Debt of Ashland to be repaid or repurchased on or substantially concurrently with the Effective Date, and not verifying them in any way.

Taxable Debt Issues	Amount Outstanding ($000)	Original Amount ($000)	Year	Maturity Date	Callable?
SERIES F	10,000	10,000	2004	10/18/2004	No
SERIES F	5,000	5,000	2004	10/18/2004	No
SERIES F	13,000	13,000	2004	11/17/2004	No
SERIES F	10,000	10,000	2004	11/17/2004	No
SERIES F	5,000	5,000	2004	11/17/2004	No
SERIES F	11,000	11,000	2004	11/30/2004	No
SERIES F	7,000	7,000	2004	11/30/2004	No
SERIES F	7,000	7,000	2004	11/30/2004	No
SERIES F	10,000	10,000	2004	12/30/2004	No
SERIES F	5,000	5,000	2005	01/13/2005	No
BE BUILDING CAPITAL LEASE	2,810	2,810	2005	01/25/2005	No
SERIES F	10,000	10,000	2005	02/03/2005	No
SERIES F	10,000	10,000	2005	02/09/2005	No
SERIES F	1,000	1,000	2005	02/09/2005	No
SERIES F	5,000	5,000	2005	02/15/2005	No
SERIES F	5,000	5,000	2005	02/15/2005	No
SERIES F	5,000	5,000	2005	02/15/2005	No
SERIES F	5,000	5,000	2005	03/07/2005	No
SERIES F	15,000	15,000	2005	03/21/2005	No
SERIES F	15,000	15,000	2005	03/21/2005	No
SERIES J	229,000	300,000	2005	08/15/2005	No
SERIES G	5,000	5,000	2005	10/10/2005	No
SERIES D	5,000	5,000	2006	04/24/2006	No
SERIES F	10,000	10,000	2006	08/05/2006	No
SERIES F	10,000	15,000	2006	08/09/2006	No
SERIES G	15,000	10,000	2006	08/09/2006	No
SERIES G	12,000	12,000	2006	09/19/2006	No
SERIES G	15,000	15,000	2006	10/04/2006	No
SERIES G	15,000	15,000	2006	10/09/2006	No
SERIES G	10,000	10,000	2006	10/09/2006	No
SERIES G	10,000	10,000	2006	10/09/2006	No
SERIES F	10,000	10,000	2006	10/18/2006	No
SERIES G	10,000	10,000	2006	11/06/2006	No
SERIES G	12,000	12,000	2006	11/14/2006	No
SERIES F	10,000	10,000	2007	02/26/2007	No
SERIES F	10,000	10,000	2007	03/23/2007	No
SERIES G	10,000	10,000	2007	05/11/2007	No
SERIES G	5,000	5,000	2007	05/11/2007	No
SERIES G	5,000	5,000	2007	05/11/2007	No
6.625% SENIOR NOTES	150,000	150,000	2008	02/15/2008	No
SERIES E	5,000	5,000	2008	07/30/2008	No
WIDOW NOTES	66	66	2008	12/31/2008	No
WIDOW NOTES	60	60	2008	12/31/2008	No
SERIES H	150,000	150,000	2009	05/01/2009	No

Taxable Debt Issues	Amount Outstanding ($000)	Original Amount ($000)	Year	Maturity Date	Callable?
SA SALE/LEASEBACK	16,016	21,320	2010	12/31/2010	No
SERIES E	15,000	15,000	2011	12/27/2011	No
SERIES E	3,000	3,000	2011	12/30/2011	No
SERIES E	3,000	3,000	2012	01/16/2012	No
HRS TERMINALS NOTES	1,685	2,600	2012	01/31/2012	No
SERIES E	5,000	5,000	2012	04/13/2012	No
SERIES E	3,000	3,000	2012	04/25/2012	No
BARGES	17,538	17,538	2012	05/30/2012	No
8.80% SENIOR DEBENTURES	250,000	250,000	2012	11/15/2012	No
SERIES E	10,000	10,000	2013	02/12/2013	No
SERIES E	5,000	5,000	2013	03/31/2013	No
SERIES E	10,000	10,000	2013	07/15/2013	No
SERIES E	10,000	10,000	2013	07/15/2013	No
SERIES E	5,000	5,000	2013	07/15/2013	No
SERIES E	10,000	10,000	2013	08/05/2013	No
SERIES E	5,000	5,000	2013	08/05/2013	No
SERIES F	10,000	10,000	2015	02/10/2015	No
SERIES F	17,000	16,500	2015	04/01/2015	No
SERIES G	5,000	5,000	2016	08/09/2016	No
SERIES G	5,000	5,000	2016	08/09/2016	No
SERIES G	15,000	15,000	2016	09/19/2016	No
SERIES E	10,000	10,000	2018	08/06/2018	No
SERIES B	10,000	10,000	2019	01/24/2019	No
SERIES E	5,000	5,000	2022	06/03/2022	No
SERIES E	5,000	5,000	2022	06/03/2022	No
SERIES E	3,000	3,000	2022	06/10/2022	No
SERIES E	3,000	3,000	2023	09/20/2023	No
SERIES F	5,000	5,000	2025	02/21/2025	No
	1,332,174

MTNs	1,294,000
Capital Leases	2,810
Other	35,364

Total	1,332,174

MTN Consolidation:
SERIES B	10,000
SERIES D	5,000
SERIES E	115,000
SERIES F	236,000
SERIES G	149,000
SERIES H	150,000
SERIES J	229,000
8.80% SENIOR DEBENTURES	250,000
6.625% SENIOR NOTES	150,000

	1,294,000

Year	Taxable	Tax Exempt
2003	—	—
2004	78,000	3,900
2005	312,810	9,500
2006	134,000	—
2007	40,000	—
2008	155,126	—
2009	150,000	93,700
2010	16,016	2,300
2011	18,000	10,000
2012	280,223	—
2013	55,000	—
2014	—	—
2015	27,000	—
2016	25,000	—
2017	—	—
2018	10,000	—
2019	10,000	—
2020	—	20,000
2021	—	—
2022	13,000	55,000
2023	3,000	—
2024	—	—
2025	5,000	—

	1,332,174	194,400

Tax-exempt Debt Issues	Amount Outstanding ($000)	Original Amount ($000)	Year	Maturity Date	Call Details
RICHLAND BONDS	1,400	1,400	2004	03/01/2004	Any time—45 days notice (Held by Strong Ultra Short-Term Municipal Income Fund)

GARLAND BONDS	2,500	2,500	2004	04/01/2004	Any time—60 days notice (Held by JP Morgan)

5.70% PHILADELPHIA BONDS	9,500	9,500	2005	06/01/2005	Not Callable

FLOATING RATE ASHLAND BDS	27,700	27,700	2009	04/01/2009	Callable on any interest payment date.

6.65% CITY OF ASHLAND BDS	30,000	30,000	2009	08/01/2009	Callable as follows: 8/1/02—7/31/03—102% 8/1/03—7/31/04—101% 8/1/04—after—100%

5.70% CITY OF ASHLAND BDS	36,000	36,000	2009	11/01/2009	Not Callable

6.90% EVENDALE BONDS	2,300	2,300	2010	11/01/2010	Callable as follows: 5/1/02—4/30/03—102% 5/1/03—4/30/04—101% 5/1/04—after—100%

6.10% CITY OF ASHLAND BDS	10,000	10,000	2011	12/01/2011	Callable as follows: 6/1/06—5/31/07—102% 6/1/07—5/31/08—101% 6/1/08—after—100%

7.20% CITY OF ASHLAND BDS	20,000	20,000	2020	10/01/2020	Callable as follows: 10/1/02—9/30/03—101% 10/1/03—after—100%

7.125% CITY OF ASHLAND BDS	55,000	55,000	2022	02/01/2022	Callable as follows: 2/1/05—1/31/06—102% 2/1/06—1/31/07—101% 2/1/07—after—100%

	194,400

Off Balance Sheet Issues	Amount Outstanding ($000)	Interest Rate %	Maturity Date	Original Amount ($000)	Callable?
SALE OF RECEIVABLES	150,000	1.830	3/15/2005	150,000	Yes	*
WACHOVIA EQUIPMENT	42,314	Various	Various	NA	Yes	*
FAYETTE FUNDING	36,700	3.131	Various	NA	Yes	*
SUNTRUST LEASE	25,773	1.875	9/20/2005	25,773	Yes	*
LEXINGTON ADMIN BLDG	23,466	NA	6/1/2016	NA	No
DUBLIN TECH II	22,221	1.900	3/31/2004	22,221	No
ROCK HILL FINANCING	18,128	9.700	11/01/2009	40,000	No
LEXINGTON COMPUTER BLDG	11,119	NA	6/1/2016	NA	No
DUBLIN SOUTH ANNEX	10,290	1.900	3/31/2004	10,290	No
DUBLIN SOUTH BLDG	7,477	NA	6/1/2016	NA	No
BLC AUTOS & TRUCKS	5,493	Various	Various	NA	Yes	*

	352,981

Interest Rate Swap Portfolio

Swap No.	Hedged Debt	Maturity Date	Notional Amount	Floating Rate	LIBOR Add-On
1	$10MM of Series G MTNs (7.22%)	8/9/2006	10,000,000	3-month Libor	1.7250%
1	$15MM of Series F MTNs (7.79%)	8/9/2006	15,000,000	3-month Libor	2.2950%
2	$15MM of Series G MTNs (7.25%)	10/9/2006	15,000,000	3-month Libor	1.4550%
2	$20MM of Series G MTNs (7.16%)	10/9/2006	20,000,000	3-month Libor	1.3650%
3	$10MM of Series G MTNs (6.99%)	11/6/2006	10,000,000	3-month Libor	1.8900%
4	$10MM of Series F MTNs (8.43%)	10/18/2006	10,000,000	3-month Libor	3.3500%
5	$12MM of Series G MTNs (6.90%)	11/14/2006	12,000,000	3-month Libor	1.8000%
6	$25MM of Series F MTNs (7.85%)	11/30/2004	25,000,000	3-month Libor	3.7510%
7	$10MM of Series F MTNs (8.40%)	2/3/2005	10,000,000	3-month Libor	4.2650%
8	$11MM of Series F MTNs (8.42%)	2/9/2005	11,000,000	3-month Libor	4.2770%
9	$15MM of Series F MTNs (8.28%)	2/15/2005	15,000,000	3-month Libor	4.1300%

			153,000,000		2.7465%

Annex K

March 18, 2004

Board of Directors

Marathon Oil Corporation

5555 San Felipe

Houston, Texas 77056

This letter is furnished at the request of Marathon Oil Corporation (“MOC”) in connection with the Transaction (as defined below) whereby MOC will acquire the entire equity membership interest in Marathon Ashland Petroleum LLC (“MAP”) owned by Ashland Inc. (“Ashland”).

Overview

We understand that currently MOC owns a 62% membership interest in MAP and Ashland owns a 38% membership interest in MAP (the “Ashland Interest”). Under the proposed terms of the Transaction (as defined below):

(i) MAP will redeem a portion of the Ashland Interest for an amount that is currently estimated at $800 million (which estimate assumes that the Holdco Borrowing (as defined below) will be approximately $1.9 billion) plus 38% of MAP’s cash accumulated from operations prior to closing of the Transaction, which redemption consideration will be paid in a combination of cash and MAP accounts receivable (the “Partial Redemption”); the amount of the Partial Redemption will be increased (or decreased) to the extent of any decrease (or increase) in the amount of the Holdco Borrowing, and may also be increased: (a) by 38 percent of certain pension contributions and similar payments by MAP; and (b) under certain circumstances, by an additional amount determined by MOC;

(ii) Promptly following the Partial Redemption, Ashland will reorganize (the “Restructuring”) its corporate structure, effectively resulting in:

(A) the transfer to a newly formed wholly owned subsidiary of Ashland (“Holdco”) of (1) the remaining Ashland Interest (including the Ashland LOOP/LOCAP interests) and (2) certain other active trades or businesses (collectively, the “ATB”); and

(B) the transfer (via merger of Ashland with and into a newly formed wholly owned subsidiary of Holdco followed by a merger of that subsidiary with and into another newly formed wholly owned subsidiary of Holdco (“Newco”)) of Ashland’s remaining assets and liabilities (including, but not limited to, all assets and liabilities related to Ashland’s currently wholly owned businesses (other than the ATB)) and the cash and accounts receivable from the Partial Redemption to Newco;

(iii) Promptly following the Restructuring, (A) Holdco will contribute to Newco cash (the “Cash Contribution” and, together with the amount received by Ashland in the Partial Redemption, the “MOC Consideration”) in an amount sufficient to repay, repurchase, defease or terminate certain of Ashland’s debt and similar obligations, currently estimated at $1.9 billion, which it will raise through its incurrence of debt (the “Holdco Borrowing”), (B) Holdco will merge with a subsidiary of MOC (which will be a Delaware LLC) in a merger (the “Merger”) in which MOC’s subsidiary will be the surviving entity, with $315 million of MOC stock being issued to the former Holdco shareholders and all the capital stock of Newco being issued to the former Holdco shareholders; and

(iv) New Ashland’s indemnification obligations for certain environmental losses associated with the assets Ashland transferred to MAP at the formation of the joint venture will be limited to $50 million in the aggregate, and Ashland or New Ashland Inc. will bear certain costs of an ongoing project at the St. Paul Park refinery.

The transactions contemplated by the Partial Redemption, the Restructuring, the Holdco Borrowing, the Cash Contribution, the Merger and related transactions, in each case as described in more detail in the transaction documents that have been provided to us, and the payment of related fees and expenses are collectively referred to as the “Transaction.”

Solvency Tests

In connection with the Transaction, MOC has requested that we render a written solvency opinion (the “Opinion”) as of the date hereof addressed to you, as to whether, assuming the Transaction is consummated substantially as proposed as of a date (the “Effective Date”) that is expected to occur in the second half of 2004 which we have assumed to be September 30, 2004, which we understand to be consistent with the assumed date of consummation reflected in the MAP Pro Forma Balance Sheet (as defined herein) for December 31, 2003:

(a) The Fair Value of the aggregate assets of MAP, immediately before and after consummation of the Transaction, will exceed its total Liabilities (including subordinated, unmatured, unliquidated, disputed and Contingent Liabilities);

(b) The Present Fair Saleable Value of the aggregate assets of MAP, immediately before and after consummation of the Transaction, will exceed its probable Liabilities, as they become absolute and mature;

(c) MAP, immediately before and after consummation of the Transaction, will be able to pay its Liabilities as they mature and come due;

(d) MAP, immediately before and after consummation of the Transaction, will not have unreasonably small capital for the business in which it is engaged, as management of MAP has stated MAP’s business is proposed to be conducted, following the consummation of the Transaction; and

(e) Immediately before and after giving effect to the Transaction, the Fair Value of the aggregate assets of MAP will exceed all Liabilities of MAP, other than Liabilities to members of MAP on account of their limited liability company interests.

Solvency Definitions

For purposes of this Opinion, the following terms will have the meanings set forth below:

(1) “able to pay its Liabilities as they mature” means that, assuming the Transaction has been consummated as proposed (and taking into consideration, as appropriate, the stated borrowing capacity now available under MAP’s borrowing facilities and any borrowing facilities of MAP proposed to be in place as of the time of the closing of the Transaction), during the period from the Effective Date through December 31, 2006, the period covered by the financial projections prepared by MAP and MOC management (the “Financial Projections”), MAP, after consummation of the Transaction, will have the ability in the ordinary course of business to pay current Debt, short-term Debt, long-term Debt, other contractual obligations and other Liabilities, including Contingent Liabilities, as such Debt and other Liabilities mature.

(2) “Commercially Reasonable Period of Time” means at least twelve months for a willing buyer and a willing seller to agree on price and terms, plus the time necessary to complete the sale.

(3) “Contingent Liabilities” of MAP, after consummation of the Transaction, means the maximum estimated amount of Liabilities that are not absolute and which have been identified to us, including, but not limited to, Liabilities associated with claims alleging exposure to asbestos, the environment and pension obligations, by responsible officers and employees of MAP, their respective accountants and financial advisors, and such other experts as we have deemed necessary to consult. American Appraisal Associates, Inc. (“AAA”), after consultation with responsible officers and employees of MAP, and/or such industry, economic and other experts as we have deemed necessary to consult and rely on, has assessed the reasonableness of the estimate of each of the Contingent Liabilities, in light of all the facts and circumstances existing at the time. Such Contingent Liabilities may not meet the criteria for accrual under Statement of Financial Accounting Standards No. 5 and, therefore, will not necessarily be recorded as liabilities under Generally Accepted Accounting Principles (“GAAP”).

(4) “Debts” of MAP, after consummation of the Transaction, means the following (without duplication), as identified to us by management of MAP: (i) all indebtedness of MAP, for borrowed money; (ii) all payment obligations of MAP be evidenced by bonds, debentures, notes and other similar instruments; (iii) all capital lease payment obligations of MAP; and (iv) all Debt of any kind referred in the preceding clauses (i) through (iii) of other persons guaranteed by MAP.

(5) “Fair Value” of assets means the amount at which the aggregate assets would change hands between a willing buyer and a willing seller, within a Commercially Reasonable Period of Time, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both.

(6) “Liabilities” of MAP, after consummation of the Transaction, means Debts, liabilities and other obligations of MAP, as the case may be (whether matured or unmatured, liquidated or unliquidated, secured or unsecured, fixed or contingent (to the extent they constitute Contingent Liabilities), accrued or unaccrued).

(7) “Present Fair Saleable Value” of assets means the amount that may be realized if the assets are sold with Reasonable Promptness in an arm’s-length transaction under present conditions in a current market for the sale of assets of a comparable business enterprise.

(8) “Reasonable Promptness” means a period of time of nine to twelve months for a willing buyer and a willing seller to agree on price and terms, plus the time necessary to complete the sale.

(9) “will not have unreasonably small capital for the business in which it is engaged” means that MAP, after consummation of the Transaction, will not lack sufficient capital for the needs and anticipated needs for capital of its business, including Contingent Liabilities, as management of MAP has stated that MAP proposes to conduct its business following the consummation of the Transaction.

No representation is made herein as to the sufficiency of the above definitions for any purpose other than setting forth the scope of our Opinion.

In rendering our Opinion, we have valued the aggregate assets, on a consolidated and going concern basis, of MAP, after consummation, and giving effect to the Transaction and the associated Liabilities incurred or remaining outstanding in connection therewith. The valuation included the aggregate assets of the business of MAP’s business enterprise (total invested capital) represented by the total net working capital, tangible plant, property and equipment, and intangible assets (including goodwill) of the business enterprise after consummation of, and giving effect to, the Transaction. We believe that this is a reasonable basis on which to value MAP. Nothing has come to our attention that causes us to believe that MAP, after consummation and giving effect to the Transaction, and considering the associated Liabilities incurred or remaining outstanding in connection therewith, would not be a going concern.

Methodology

The determination of Fair Value and Present Fair Saleable Value for purposes of the Opinion was based on the generally accepted valuation principles used in the market as of the date hereof as they apply to the business of MAP, after consummation of the Transaction, and discounted cash flow approaches, described as follows:

Market Approach—Based on correlation of: (a) current stock market prices of publicly held companies whose businesses are similar to those of MAP (as a going concern) and premiums paid over market prices by acquirors of total or controlling ownership in such businesses; and (b) acquisition prices paid for total ownership positions in businesses whose lines of business are similar to that of MAP.

Discounted Cash Flow Approach—Based on the present value of MAP’s future debt-free operating cash flow as estimated by the management of MAP and reflected in the Financial Projections. The Present Value is determined by discounting the projected operating cash flow at a rate of return that reflects the financial and business risks of MAP.

Our Opinion of Fair Value and Present Fair Saleable Value is subject to the following assumptions:

(1) Any sale of MAP, including the underlying assets thereof, would be completed as the sale of an ongoing business entity; and

(2) In determining the Fair Value and Present Fair Saleable Value of the aggregate assets of MAP, any taxes or transaction costs which may be owed by MAP as a result of the Transaction, other than those specifically identified in the Financial Projections, were not considered.

While we believe that MAP would be marketable as a separate business enterprise, we have not been requested to identify, and have not identified, potential purchasers or to ascertain the actual prices and terms by which MAP can currently be sold. Furthermore, because the sale of any business enterprise involves numerous assumptions and uncertainties, not all of which can be quantified or ascertained prior to engaging in an actual selling effort, we express no opinions as to whether MAP could actually be sold for amounts we believe to be equivalent to their Fair Values and Present Fair Saleable Values.

Financial Results and Projections

In connection with the analysis underlying the Opinion, we were provided historical operating results and projected operating results (the Financial Projections, as previously defined). In addition to this information, we were provided other operating data and information, all of which has been accepted, without independent verification, as representing a fair statement of historical and projected results of MAP, in the opinion of the management of MAP and MOC. However, in the course of our investigation, nothing has led us to believe that our acceptance and reliance on such operating data and information was unreasonable.

Although, during the course of our engagement, we have tested the reasonableness of data provided to us (including historical financial information and the Financial Projections), we have not independently verified the accuracy of the Financial Projections, or any of the assumptions, estimates or judgments referred to therein, or the basis therefor, and although no assurances can be given that such Financial Projections and forecasts can be realized or that actual results will not vary materially from those projected, nothing has come to our attention during the course of our engagement which led us to believe that any information reviewed by us or presented to us in connection with our rendering of the Opinion is unreasonable in any material respect or that it was unreasonable for us to utilize and rely upon the Financial Projections, financial statements, assumptions, description of the business and liabilities, estimates and judgments of the managements of MAP and MOC, and their respective counsel, accountants and financial and other advisors. Our Opinion is necessarily based on business, economic, market and other conditions as they currently exist and as they can be evaluated by us at the date of this Opinion.

Contingent Liabilities

In determining the amount that would be required to pay the total Liabilities of MAP, as such Liabilities become absolute and mature for purposes of the Opinion, we have applied valuation techniques, including present value analysis, using appropriate rates over appropriate periods, to the amounts that will be required from time to time to pay such Liabilities (including Contingent Liabilities) as they become absolute and mature based on their scheduled maturities (or, in the case of Contingent Liabilities, the anticipated dates of payment).

In the course of our investigation of identified Contingent Liabilities, the areas brought to our attention by the management of MAP included: (i) various lawsuits and claims filed and/or pending against MAP; (ii) environmental matters; (iii) employee benefit plan obligations; (iv) tax audit exposure; (v) adequacy of corporate risk management programs; and (vi) contracts and commitments.

We have determined that reserves for the Contingent Liabilities have been made in the Pro Forma consolidated balance sheet of MAP (the “Pro Forma Balance Sheet”) prepared and furnished to us by MOC, and provisions for the ongoing expenses related to these issues have been included with the projection of income and expenses presented in the Financial Projections, and are considered in our valuation study as ongoing business operating expenses. We have taken these identified Contingent Liabilities into account in rendering our Opinion and have concluded that such liabilities and ongoing expenses do not require any qualification of our Opinion. Our conclusion is based on, among other things, our discussions with management of MAP, its consultants and counsel concerning, and our investigation of, the various lawsuits, claims and other Contingent Liabilities identified to us.

Opinion Conditions and Assumptions

We have assumed, without independent verification, that the Pro Forma Balance Sheet of MAP and the Financial Projections have been reasonably prepared and reflect the best currently available estimates, after consummation of the Transaction, of the future financial results and conditions of MAP, and that there has been no material adverse change in the assets, financial condition or business of MAP which would materially impact our reliance on the Pro Forma Balance Sheet and Financial Projections, since the date of the most recent financial statements made available to us. Nothing has come to our attention which would lead us to believe that the foregoing assumption is unreasonable. Further, our Opinion is subject to the following assumptions:

(1) The Transaction is consummated as proposed;

(2) The Transaction is tax-free to MAP;

(3) The operating cash flow of MAP will be made available and used to satisfy its obligations as they mature;

(4) Our opinion of MAP’s ability to pay its Debts and other Liabilities, including Contingent Liabilities and other commitments, as they mature, is limited to the period of time of the Financial Projections;

(5) Immediately after the Transaction, MAP will arrange a $700-$800 million sale of accounts receivable facility;

(6) Any Debt of MAP is permitted to be refinanced in conformity with common business practice to the extent consistent with covenants in the various financing documents; and

(7) We have assumed that as of the Effective Date, the total Liabilities of MAP will be only those Liabilities set forth in its Pro Forma Balance Sheet and incorporated in the Financial Projections that were prepared by MAP and MOC, as the case may be, and furnished to us by the management of MAP and MOC, as the case may be, and their financial advisors. In the course of our investigation, nothing came to our attention which caused us to believe such assumptions to be unreasonable. The Pro Forma Balance Sheet is the unaudited Pro Forma Balance Sheet for MAP, as of the closing of the Transaction, using December 31, 2003 data, and adjusted to give effect to the Transaction, and restated by us to reflect the Fair Value and Present Fair Saleable Value of the aggregate assets of MAP. MAP’s management has represented to us, and we have relied on the representation of MAP’s and MOC’s management, that no adverse changes have occurred since their preparation which would materially impact our reliance on the Pro Forma Balance Sheet and Financial Projections. Nothing has come to our attention which would lead us to believe our reliance on such representations to be unreasonable.

In connection with our Opinion, we have made such reviews, studies, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

(1) reviewed the Transaction documents (including the Master Agreement to which MOC and Ashland are to become parties and the other Transaction Agreements (as defined in the Master Agreement) and the exhibits and schedules thereto) and SEC reporting and/or filing documents of MAP, MOC and Ashland;

(2) reviewed the Financial Projections and inquired of management of MAP and MOC, as the case may be, as to the foundation for such projections and the basic assumptions made in the preparation of such projections relating to the type of business, geographic markets, economic conditions, and capital facilities and working capital requirements;

(3) reviewed audited and unaudited historical financial statements of MAP, including income statements, balance sheets and cash flow statements, and pro forma financial statements of MAP, including income statements, balance sheets and cash flow statements, as provided by management of MAP;

(4) visited the current headquarters and selected facilities of MAP to discuss historical and projected operating results and industry data, including the impact of future trends on the industries in which MAP competes, as well as the effects of consummating the Transaction;

(5) reviewed select internal financial analyses and other internally generated financial data provided by management of MAP, including asset valuations of MAP;

(6) reviewed Contingent Liabilities of MAP, including, but not limited to, Contingent Liabilities associated with asbestos-related claims, the environment and pension obligations;

(7) inquired of management of MAP and MOC as to estimated levels of cash and working capital to be required by MAP, after consummation of the Transaction;

(8) reviewed select publicly available economic, financial and market information as it relates to the business operations of MAP;

(9) reviewed select publicly available information regarding businesses similar to MAP and investigated the financial terms and post-transaction performance of recent acquisitions of businesses similar to MAP and operating in reasonably similar markets;

(10) discussed all of the foregoing information, where appropriate, with management of MAP and MOC and certain of their employees and agents;

(11) met with members of the senior management of MAP to discuss the business, properties, past history, results of operations and prospects of MAP, including discussions of the competitive environment in which MAP will operate and the impact of consummation of the Transaction on operations;

(12) discussed certain Transaction-related matters with representatives of MAP and MOC and their respective financial advisors and counsel; and

(13) conducted such other studies, analyses and inquiries as we deem necessary for purposes of the Opinion.

Our Opinion is intended to supplement, not substitute for, any addressees’ due diligence, to the extent required, in this or any related transaction.

Opinion

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion as of this date that, assuming the Transaction is consummated substantially as proposed as of the Effective Date:

(a) The Fair Value of the aggregate assets of MAP, immediately before and after consummation of the Transaction, will exceed its total Liabilities (including subordinated, unmatured, unliquidated, disputed and Contingent Liabilities);

(b) The Present Fair Saleable Value of the aggregate assets of MAP, immediately before and after consummation of the Transaction, will exceed its probable Liabilities, as they become absolute and mature;

(c) MAP, immediately before and after consummation of the Transaction, will be able to pay its Liabilities as they mature and come due;

(d) MAP, immediately before and after consummation of the Transaction, will not have unreasonably small capital for the business in which it is engaged, as management of MAP has stated MAP’s business is proposed to be conducted, following the consummation of the Transaction; and

(e) Immediately before and after giving effect to the Transaction, the Fair Value of the aggregate assets of MAP will exceed all Liabilities of MAP, other than Liabilities to members of MAP on account of their limited liability company interests.

It is understood that this Opinion is for the information of the MOC Board of Directors and, at the direction of MOC, the Ashland Board of Directors, and is not to be publicly quoted, or referred to, in whole or in part, in any written document other than (i) the filing and disclosing of the Opinion in any report or other document filed with the Securities and Exchange Commission (the “SEC”) and any state securities commission or blue sky authority, or other governmental authority or agency, if such filing or disclosure is required pursuant to the rules and regulations thereof, or required by any applicable law, rule or regulation, or any applicable stock exchange rule; (ii) the use or disclosure of the Opinion upon the demand, order or request of any court, administrative or governmental agency or regulatory body (whether or not such demand, order or request has the force of law) or as may be required or appropriate in response to any summons, subpoena or discovery requests; (iii) the disclosure of this Opinion in connection with (a) the Transaction; (b) an audit of MOC, MAP or Ashland by an independent public accountant or any administrative agency or regulatory body; or (iv) the provision of copies of, or any other disclosure of, this Opinion in connection with the exercise of any right or remedy, the defense of any claim in any litigation, or any governmental proceeding or investigation to which MOC, MAP or Ashland is subject or purported to be subject; (v) the disclosure of the Opinion as may be requested, required or ordered in, or to protect MOC’s, MAP’s or Ashland’s interest in, any litigation, governmental proceeding or investigation to which any of such persons or entities is subject or purported to be subject; or (vi) the disclosure of the Opinion as otherwise required by, or as reasonably determined by MOC, MAP or Ashland to be required by, any applicable law, order, regulation or ruling.

Very truly yours,

AMERICAN APPRAISAL ASSOCIATES, INC.

Lee P. Hackett

Executive Vice President

/lnm

Annex L

April 27, 2005

Board of Directors

Marathon Oil Corporation

5555 San Felipe

Houston, Texas 77056

This letter is furnished at the request of Marathon Oil Corporation (“MOC”) in connection with the Transaction (as defined below) whereby MOC will acquire the entire equity membership interest in Marathon Ashland Petroleum LLC (“MAP”) owned by Ashland Inc. (“Ashland”).

Overview

We understand that currently MOC owns a 62% membership interest in MAP and Ashland owns a 38% membership interest in MAP (the “Ashland Interest”). Under the proposed terms of the Transaction (as defined below):

(i)	MAP will redeem a portion of the Ashland Interest for an amount that is currently estimated at $900 million (which estimate assumes that the Holdco Borrowing (as defined below) will be approximately $1.9 billion) plus 38% of MAP’s cash accumulated from operations prior to closing of the Transaction, which redemption consideration will be paid in a combination of cash and MAP accounts receivable (the “Partial Redemption”); the amount of the Partial Redemption will be increased (or decreased) to the extent of any decrease (or increase) in the amount of the Holdco Borrowing: (a) by 38 percent of certain pension contributions and similar payments by MAP; and (b) under certain circumstances, by an additional amount determined by MOC;

(ii)	Promptly following the Partial Redemption, Ashland will reorganize (the “Restructuring”) its corporate structure, effectively resulting in:

(A)	the transfer to a newly formed wholly owned subsidiary of Ashland (“Holdco”) of (1) the remaining Ashland Interest (including the Ashland LOOP/LOCAP interests) and (2) certain other active trades or businesses (collectively, the “ATB”); and

(B)	the transfer (via merger of Ashland with and into a newly formed wholly owned subsidiary of Holdco followed by a merger of that subsidiary with and into another newly formed wholly owned subsidiary of Holdco (“Newco”)) of Ashland’s remaining assets and liabilities (including, but not limited to, all assets and liabilities related to Ashland’s currently wholly owned businesses (other than the ATB)) and the cash and accounts receivable from the Partial Redemption to Newco;

(iii)	Promptly following the Restructuring, (A) Holdco will contribute to Newco cash (the “Cash Contribution” and, together with the amount received by Ashland in the Partial Redemption, the limitation on New Ashland’s environmental indemnity described below, and any indemnity by MOC of the Section 355(e) tax liabilities described below, the “MOC Consideration”) in an amount sufficient to repay, repurchase, defease or terminate certain of Ashland’s debt and similar obligations, currently estimated at $1.9 billion which it will raise through its incurrence of debt (the “Holdco Borrowing”), (B) Holdco will distribute shares of Newco common stock to the holders of shares of Holdco common stock, on the basis of one share of Newco common stock for each outstanding share of Holdco common stock, and (C) Holdco will merge with a subsidiary of MOC (which will be a Delaware LLC) in a merger (the “Merger”) in which MOC’s subsidiary will be the surviving entity, with MOC common stock having an aggregate value of $915 million being issued to the former Holdco shareholders;

(iv)

New Ashland’s indemnification obligations for certain environmental losses associated with the assets Ashland transferred to MAP at the formation of the joint venture will be limited to $50 million in the aggregate, and Ashland or New Ashland Inc. will bear certain costs of an ongoing project at the St. Paul Park refinery (MOC has instructed us to value this limitation on New Ashland’s environmental indemnity at $15 million); and

(v)	With regard to tax liabilities under Section 355(e) of the Internal Revenue Code of 1986, as amended (the “Code”), or similar provisions of state or local laws arising from the Transaction (collectively, “Section 355(e) Taxes”): (A) MOC will satisfy and indemnify Newco against, the first $200 million of liability in respect of Section 355(e) Taxes (provided, however, that, to the extent the liability for Section 355(e) Taxes that is attributable to the reduction in the tax basis of the Newco common stock pursuant to Section 358(d)(1) of the Code exceeds $75 million, MOC’s indemnification obligation with respect to Section 355(e) Taxes will be increased by an amount equal to such excess); (B) Newco will be liable for up to $175 million of liabilities for Section 355(e) Taxes in excess of Marathon’s indemnification obligation described in the immediately preceding clause (A); and (C) Newco and MOC will share equally the responsibility to satisfy any liability for Section 355(e) Taxes in excess of their respective indemnification obligations described in the immediately preceding clauses (A) and (B).

The transactions contemplated by the Partial Redemption, the Restructuring, the Holdco Borrowing, the Cash Contribution, and the Merger and related transactions, in each case as described in more detail in the transaction documents that have been provided to us (as proposed to be amended), and the payment of related fees and expenses are collectively referred to as the “Transaction.”

Reasonably Equivalent Value Test

In connection with the Transaction, MOC has requested that we render a written reasonably equivalent value opinion (the “Reasonably Equivalent Value Opinion”) as of the date hereof, addressed to you, as to whether, assuming the Transaction is consummated substantially as proposed, the value of the MOC Consideration is reasonably equivalent to the combined value of the Ashland Interest and the ATB.

For purposes of this Opinion, Reasonably Equivalent Value is defined as follows: “reasonably equivalent value” means, with respect to the Transaction, that the MOC Consideration will constitute realizable commercial value reasonably equivalent to the aggregate realizable commercial value of the Ashland Interest and the ATB. No representation is made herein as to the sufficiency of the above definition for any purpose other than setting forth the scope of our Opinion.

In rendering our Opinion, we have valued the aggregate assets, on a consolidated and going concern basis, of each of MAP and the Ashland Interest, before consummation of the Transaction. The valuation included the aggregate assets of the business of MAP’s business enterprise (total invested capital) represented by the total net working capital, tangible plant, property and equipment, and intangible assets (including goodwill) of the business enterprise before consummation of the Transaction. Our value for the Ashland Interest also considered any outstanding debt of MAP, as represented by MOC and MAP management. We believe that this is a reasonable basis on which to value each of MAP and the Ashland Interest. Nothing has come to our attention that causes us to believe that MAP is not a going concern.

Methodology

The range of values of the Ashland Interest that we considered for purposes of the Reasonably Equivalent Value Opinion was determined based on the generally accepted valuation principles used in the market as of the date hereof as they apply to the relevant businesses of MAP, described as follows:

Discounted Cash Flow Approach—A range of values was developed considering (a) the present value of MAP’s future debt-free operating cash flow as estimated by the management of MAP and reflected in the financial projections prepared by MAP and furnished to us (the “Financial Projections”), (b) several alternative MAP margin scenarios, giving weight to historical margin averages and long-range business plan projections provided by MOC, (c) use of multi-year and one-year income capitalization scenarios, and (d) application of a range of discount rates and exit multiples that consider the financial and business risks of MAP.

Market Approach—Based on current stock market prices (with and without control premiums) of publicly held companies whose businesses are similar to those of MAP (as a going concern).

Precedent Transaction Approach—Based on acquisition prices paid for total ownership positions in businesses whose lines of business are similar to those of MAP.

For purposes of the Reasonably Equivalent Value Opinion, the ATB value was established by Marathon and Ashland through arm’s-length negotiations with the involvement of a third-party investment banking firm they jointly engaged. We refer to this mutually agreed valuation as the “ATB Valuation.” AAA has relied on the ATB Valuation, and nothing has come to our attention that suggests it is unreasonable for AAA to rely on the ATB Valuation.

Financial Results and Projections

In connection with the analysis underlying the Opinion, we were provided historical operating results and projected operating results (the “Financial Projections”, as represented in the MAP 2005-2007 Business/Tactical Plan dated November 19, 2004). In addition to this information, we were provided other operating data and information, all of which has been accepted, without independent verification, as representing a fair statement of historical and projected results of MAP, in the opinion of the managements of MAP, MOC and Ashland, as applicable. However, in the course of our investigation, nothing has led us to believe that our acceptance and reliance on such operating data and information was unreasonable.

Although, during the course of our engagement, we have tested the reasonableness of data provided to us (including historical financial information and the Financial Projections), we have not independently verified the accuracy of the Financial Projections, or any of the assumptions, estimates or judgments referred to therein, or the basis therefor, and although no assurances can be given that such Financial Projections and forecasts can be realized or that actual results will not vary materially from those projected, nothing has come to our attention during the course of our engagement which led us to believe that any information reviewed by us or presented to us in connection with our rendering of the Opinion is unreasonable in any material respect or that it was unreasonable for us to utilize and rely upon the Financial Projections, financial statements, assumptions, description of the business and liabilities, estimates and judgments of the managements of MAP, MOC and Ashland, and their respective counsel, accountants and financial and other advisors. Our Opinion is necessarily based on business, economic, market and other conditions as they currently exist and as they can be evaluated by us at the date of this Opinion.

Opinion Conditions and Assumptions

Our Opinion is subject to the following assumptions:

(a)	The Transaction is consummated as proposed.

(b)	We have not been requested to identify, and have not identified, potential purchasers or to ascertain the actual prices and terms on which the Ashland Interest can currently be sold. Furthermore, because the sale of any business enterprise involves numerous assumptions and uncertainties, not all of which can be quantified or ascertained prior to engaging in an actual selling effort, we express no opinion as to whether the Ashland Interest could actually be sold for an amount we believe to be equivalent to its value.

In connection with our Opinion, we have made such reviews, studies, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

(1)	reviewed the Transaction documents (including the Master Agreement to which MOC and Ashland are parties, as proposed to be amended, and the other Transaction Agreements (as defined in the Master Agreement) and the exhibits and schedules thereto) and SEC reporting and/or filing documents of Ashland;

(2)	reviewed the Financial Projections and inquired of management of MAP as to the foundation for such projections and the basic assumptions made in the preparation of such projections relating to the type of business, geographic markets, economic conditions, and capital facilities and working capital requirements;

(3)	reviewed audited and unaudited historical financial statements of MAP, including income statements, balance sheets and cash flow statements, and pro forma financial statements of MAP, including income statements, balance sheets and cash flow statements, as provided by management of MAP;

(4)	visited the current headquarters and selected facilities of MAP to discuss historical and projected operating results and industry data, including the impact of future trends on the industries in which MAP competes, as well as the effects of consummating the Transaction;

(5)	reviewed select internal financial analyses and other internally generated financial data provided by management of MAP, MOC and/or Ashland, including asset valuations of MAP;

(6)	reviewed contingent liabilities of MAP, including discussions with MAP, MOC and Ashland management;

(7)	reviewed select publicly available economic, financial and market information as it relates to the business operations of MAP;

(8)	reviewed select publicly available information regarding businesses similar to MAP and investigated the financial terms and post-transaction performance of recent acquisitions of businesses similar to MAP and operating in reasonably similar markets;

(9)	discussed all of the foregoing information, where appropriate, with management of each of MAP, MOC and/or Ashland and certain of their respective employees and agents;

(10)	met with members of the senior management of MAP to discuss the business, properties, past history, results of operations and prospects of MAP, including discussions of the competitive environment in which MAP operates and the impact of consummation of the Transaction on MAP’s operations;

(11)	met with members of the senior management of MAP to discuss the business, properties, past history, results of operations and prospects of MAP;

(12)	discussed certain Transaction-related matters with representatives of Ashland, MAP and/or MOC and their respective financial advisors and counsel; and

(13)	conducted such other studies, analyses and inquiries as we have deemed necessary for purposes of this Opinion.

This Opinion is intended to supplement, not substitute for, any addressees’ due diligence, to the extent required, in this or any related transaction.

Opinion

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion as of this date that, assuming the Transaction is consummated substantially as proposed as of the Effective Date, the MOC Consideration represents reasonably equivalent value for the combined value of the Ashland Interest and the ATB.

It is understood that this Opinion is for the information of the above mentioned addressees and their successors and assigns, and is not to be publicly quoted, or referred to, in whole or in part, in any written document other than (i) the filing and disclosing of this Opinion in any report or other document filed with the Securities and Exchange Commission (the “SEC”) and any state securities commission or blue sky authority, or other governmental authority or agency, if such filing or disclosure is required pursuant to the rules and regulations thereof, or required by any applicable law, rule or regulation, or any stock exchange rule; (ii) the use or disclosure of this Opinion upon the demand, order or request of any court, administrative or governmental agency or regulatory body (whether or not such demand, order or request has the force of law) or as may be required or appropriate in response to any summons, subpoena or discovery requests; (iii) the disclosure of this Opinion in connection with (a) the Transaction; or (b) an audit of MOC by an independent public accountant or any administrative agency or regulatory body; or (iv) the provision of copies of, or any other disclosure of, this Opinion in connection with the exercise of any right or remedy, the defense of any claim in any litigation, or any governmental proceeding or investigation to which MOC is subject or purported to be subject; (v) the disclosure of this Opinion as may be requested, required or ordered in, or to protect MOC’s interest in, any litigation, governmental proceeding or investigation; or (vi) the disclosure of this Opinion as otherwise required by, or as reasonably determined by MOC to be required by, any applicable law, order, regulation or ruling.

Very truly yours,

AMERICAN APPRAISAL ASSOCIATES, INC.

Lee P. Hackett

Executive Vice President

Annex M

April 27, 2005

The Board of Directors

Ashland Inc.

50 East River Center Blvd.

Covington, KY 41012

The Board of Directors

New EXM Inc.

50 East River Center Blvd.

Covington, KY 41012

Dear Directors:

We understand that currently Marathon Oil Corporation (“Marathon”) owns a 62 percent membership interest in Marathon Ashland Petroleum LLC (“MAP”) and Ashland Inc. (sometimes referred to herein as “Ashland” or the “Company”) owns a 38 percent membership interest in MAP (the “Ashland Interest”). We also understand that under the proposed terms of the Transaction (as defined below):

(i)	MAP will redeem a portion of the Ashland Interest for an amount equal to $2.794 billion minus the amount of the HoldCo Borrowing (as defined below) (the net amount is referred to herein as the “Partial Partnership Redemption Amount”), consisting of cash and a distribution of MAP accounts receivable (the “Partial Partnership Redemption Transaction”). MAP will not make its normal quarterly distributions to Ashland and Marathon prior to the closing. As a result, the Partial Partnership Redemption Amount will be increased by 38 percent of the cash accumulated from operations prior to the closing of the Transaction. The Partial Partnership Redemption Amount may also be increased by 38 percent of certain pension contributions and similar payments by MAP in excess of specified thresholds. The Partial Partnership Redemption Amount is currently estimated by Ashland to be $900 million plus 38% of MAP accumulated cash at closing (which is expected to be approximately $700 million) for a total redemption of $1,600 million. In addition, if Marathon determines that the sum of the Partial Partnership Redemption Amount and the amount of the HoldCo Borrowing is not reasonably equivalent to the aggregate value of the Ashland Interest and the ATB (as defined below), Marathon may direct MAP to increase the Partial Partnership Redemption Amount.

(ii)	Promptly following the Partial Partnership Redemption Transaction, Ashland will reorganize (the “Restructuring Transaction”) its corporate structure, effectively resulting in:

(A)	the transfer to a newly formed wholly owned subsidiary of Ashland (“HoldCo”) of (1) certain active trades or businesses comprised of Ashland’s maleic anhydride business and 61 Valvoline Instant Oil Change centers (collectively, the “ATB”) and (2) the remaining Ashland Interest (including the Ashland LOOP/LOCAP interests); and

(B)	the transfer (via merger of Ashland with and into a newly formed wholly owned subsidiary of HoldCo (“New Ashland LLC”)) of Ashland’s remaining assets and liabilities (including, but not limited to, all assets and liabilities related to Ashland’s currently wholly owned businesses (other than the ATB)) and the approximate $900 million to $1,600 million in cash and accounts receivable from the Partial Partnership Redemption Transaction to New Ashland LLC (the “Reorganization Merger”).

(iii)	Promptly following the Restructuring Transaction, (A) HoldCo will contribute to New Ashland LLC cash, which HoldCo will borrow from third-party lenders (the “HoldCo Borrowing”), in an amount, determined in good faith by Ashland, that is sufficient to repay, repurchase, defease or terminate certain of Ashland’s outstanding debt obligations and lease obligations and (B) New Ashland LLC will merge with and into New EXM Inc., a newly formed wholly owned subsidiary of HoldCo, (sometimes referred to herein as “New Ashland”) (the “Conversion Merger”).

(iv)	Promptly following the Conversion Merger, HoldCo will distribute shares of New Ashland common stock to the holders of HoldCo common stock (the former Ashland shareholders) on the basis of one share of New Ashland common stock for each outstanding share of HoldCo common stock (the “Distribution”).

(v)	HoldCo will then merge with and into a subsidiary of Marathon (which will be a Delaware limited liability company) with $915 million of Marathon common stock being issued to the former Ashland shareholders (the “Acquisition Merger”).

(vi)	Ashland or New Ashland will bear the cost of the St. Paul Park QQQ Project (as defined in the Master Agreement (as defined below)) not to exceed $9,350,000 reduced by certain amounts previously paid by Ashland. New Ashland’s indemnification obligations for certain environmental losses associated with the assets Ashland transferred to MAP at the formation of the joint venture will be limited to $50 million in the aggregate.

The Partial Partnership Redemption Transaction, Restructuring Transaction, HoldCo Borrowing, Conversion Merger, Distribution, Acquisition Merger and related transactions disclosed to Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) are referred to collectively herein as the “Transaction.”

You have requested our written opinion (the “Opinion”) as to the matters set forth below. This Opinion values New Ashland on a consolidated basis and as a going-concern (including goodwill), on a pro forma basis, immediately after and giving effect to the Transaction. For purposes of this Opinion, “fair value” shall be defined as the amount at which New Ashland’s aggregate assets would change hands between a willing buyer and a willing seller, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both; and “present fair saleable value” shall be defined as the amount that may be realized if New Ashland’s aggregate assets (including goodwill) are sold with reasonable promptness in an arm’s length transaction under present conditions for the sale of comparable business enterprises, as such conditions can be reasonably evaluated by Houlihan Lokey. We have used the same valuation methodologies in determining fair value and present fair saleable value for purposes of rendering this Opinion. The term “identified contingent liabilities” shall mean the stated amount of contingent liabilities identified to us and valued by responsible officers of the Company, upon whom we have relied without independent verification; no other contingent liabilities have been considered. The term “probable liabilities as they become absolute and mature” shall mean stated liabilities and identified contingent liabilities, considering the probability that such identified contingent liabilities will be imposed and, if so, in what amount, as such liabilities are identified to us and quantified and valued by responsible officers of the Company, and as such probabilities are determined by such officers, upon whom we have relied without independent verification; no other liabilities will be considered. Being “able to pay its debts as they become due or mature” shall mean that, assuming the Transaction has been consummated as proposed, New Ashland should be able to pay its debts and other liabilities (as identified, projected, and valued to us by responsible officers of the Company, upon whom we have relied without independent verification), including identified contingent liabilities, during the period covered by the Projections (as defined below), taking into consideration New Ashland’s projected cash flow during such period, New Ashland’s available cash

(including cash proceeds of the Transaction to the extent such proceeds are not used to repurchase, repay or defease existing debt) and the stated borrowing capacity of New Ashland under the Revolving Credit Facilities (as defined below) proposed to be in place upon consummation of the Transaction. It is Houlihan Lokey’s understanding, upon which it is relying, that the Board of Directors of the Company and New Ashland and any other recipient of this Opinion will consult with and rely solely upon their own legal counsel with respect to said definitions. No representation is made herein, or directly or indirectly by this Opinion, as to any legal matter or as to the sufficiency of said definitions for any purpose other than setting forth the scope of Houlihan Lokey’s Opinion hereunder.

Notwithstanding the use of the defined terms “fair value” and “present fair saleable value,” we have not been engaged to identify prospective purchasers or to ascertain the actual prices at which and terms on which New Ashland can currently be sold, and we know of no such efforts by others. Because the sale of any business enterprise involves numerous assumptions and uncertainties, not all of which can be quantified or ascertained prior to engaging in an actual selling effort, we express no opinion as to whether New Ashland would actually be sold for the amount we believe to be its fair value and present fair saleable value.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the Company’s annual reports to shareholders and on Form 10-K for the four fiscal years ended September 30, 2004, quarterly reports on Form 10-Q for the quarter ended December 31, 2004 and the three quarters ended June 30, 2004, Form 8-K filed on April 25, 2005 that discusses the Company’s results for the quarter ended March 31, 2005, and Company-prepared financial statements for the Company and each of its primary businesses except for MAP (i.e., APAC, Specialty Chemical, Valvoline, Distribution, and Corporate) for the four fiscal years ended September 30, 2004 and the quarters ended December 31, 2003 and 2004, which the Company’s management has identified as the most current information available;

2.	reviewed copies of the following agreements:

a.	Master Agreement dated as of March 18, 2004, among Ashland, HoldCo, New Ashland LLC, New Ashland, Marathon, Marathon Oil Company, Marathon Domestic LLC and MAP (the “Master Agreement”);

b.	April 22, 2005 draft of the Amendment No. 1 to the Master Agreement among Ashland, HoldCo, New Ashland LLC, New Ashland, Marathon, Marathon Oil Company, Marathon Domestic LLC and MAP;

c.	Assignment and Assumption Agreement (Maleic Business) dated as of March 18, 2004, between Ashland and HoldCo;

d.	Assignment and Assumption Agreement (VIOC Centers) dated as of March 18, 2004, between Ashland and HoldCo;

e.	April 22, 2005 draft of the Amended and Restated Tax Matters Agreement among Ashland, HoldCo, New Ashland LLC, New Ashland, Marathon Oil Company, Marathon, Marathon Domestic LLC and MAP (the “Amended and Restated Tax Matters Agreement”); and

f.	Amendment No. 2 dated as of March 18, 2004 to the Amended and Restated Limited Liability Company Agreement dated as of December 31, 1998 of Marathon Ashland Petroleum LLC, by and between Ashland and Marathon Oil Company;

3.	reviewed copies of the following term sheets and commitment letters (collectively, the “Revolving Credit Facilities”):

a.	Term Sheet for the $100,000,000 364-Day Credit Facility;

b.	Term Sheet for the $250,000,000 3-Year Credit Facility;

c.	364-Day Credit Facility Commitment Letter dated February 19, 2004, from The Bank of Nova Scotia; and

d.	3-Year Credit Facility Commitment Letter dated February 19, 2004, from The Bank of Nova Scotia;

4.	spoken with certain members of the senior management of the Company regarding the operations, financial condition, liabilities (including contingent liabilities), insurance, future prospects and projected operations and performance of the Company and New Ashland and the Transaction;

5.	reviewed the report entitled “TECHNICAL REPORT: Estimating Pending and Future Asbestos Personal Injury Liabilities of Ashland Inc.” dated October 25, 2004 (as editorially revised on January 19, 2005) prepared by Hamilton, Rabinovitz & Alschuler, Inc. (“HR&A”);

6.	spoken with a representative from HR&A regarding their forecasts and valuations of the Company’s asbestos-related liabilities;

7.	reviewed the following reports prepared by Tillinghast-Towers Perrin (“TTP”): “Ashland Inc. Analysis of Potential Asbestos Related Liabilities Recoverable from Ashland Insurers, Summary of Insurance Recoveries and Related Charges” dated October 7, 2004;

8.	spoken with a representative from TTP regarding TTP’s forecasts of the Company’s insurance recoveries associated with asbestos-related claims;

9.	reviewed the report entitled “Ashland Inc. Summary of Exposures” as of September 30, 2004 and March 31, 2005;

10.	visited certain facilities and business offices of the Company;

11.	reviewed the forecasts and projections prepared by the Company’s management with respect to New Ashland for the five fiscal years ended September 30, 2009 as contained in the document entitled “Ashland 2005-2009 Outlook with 6/30 MAP V2” dated April 14, 2005 and revised through April 20, 2005 (the “Projections”);

12.	reviewed the schedule entitled “Potential ‘Normalizing’ Adjustments to Income” for the fiscal quarterly periods ending September 30, 2004 and September 30, 2005 for each of the Company’s primary businesses except for MAP;

13.	reviewed the historical market prices and trading volume for the Company’s publicly traded securities;

14.	reviewed various securities analysts’ reports regarding the Company;

15.	reviewed other publicly available financial data for the Company and certain companies that we deem comparable to New Ashland and its operating businesses; and

16.	conducted such other studies, analyses and investigations as we have deemed appropriate.

We have relied upon and assumed (and we will be relying upon and assuming), without independent verification, that:

•	the data, material and other information (including, without limitation, any pension liability, asbestos-related liability, environmental liability and insurance evaluations, estimates or reports prepared by or at the direction of the Company or its legal counsel), with respect to the Company, its subsidiaries, New Ashland, or any of their respective business operations furnished to Houlihan Lokey by or on behalf of the Company and New Ashland and each of its agents, counsel, employees and representatives (the “Information”) is true, correct and complete in all material respects;

•	the representations and warranties of the Company made to Houlihan Lokey in the Engagement Letter (as hereinafter defined), the Letter (as hereinafter defined) and the Engagement Letter Amendment (as hereinafter defined) are true, correct and complete in all material respects;

•	the Projections have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of New Ashland, and that there has been no material adverse change in the assets, financial condition, business or prospects of New Ashland since the date of the most recent financial statements made available to us;

•	the pro forma opening balance sheet for New Ashland provided to us has been reasonably prepared and reflects the best currently available estimate of New Ashland’s balance sheet immediately after the Transaction and including the repayment of all of the Company’s debt and leases;

•	the forecasts and projections provided to us regarding the Company’s and New Ashland’s contingent liabilities and insurance for such liabilities (including sensitivity analyses) have been reasonably prepared and reflect the best currently available estimates of the future timing and amount of such liabilities and insurance recoveries, and that there has been no material adverse change in these liabilities and insurance coverage since the date of the most recent financial statements made available to us;

•	neither the Company nor New Ashland will incur any material tax liability or suffer any material adverse effect related to tax, in either case due to, arising from or in connection with the Transaction; provided, however, that at Ashland’s request, for the purpose of our analyses, we have assumed that, pursuant to the Amended and Restated Tax Matters Agreement, the maximum portion of any tax liability under Section 355(e) of the Internal Revenue Code of 1986, as amended, for New Ashland arising from, or in connection with, the Transaction for which the Company or New Ashland would be responsible for paying is $190.0 million, with Marathon paying the remaining portion, if any. We have done so for purposes of our analysis and solely at your request, but with your agreement and understanding that Houlihan Lokey expresses no opinion or view on the sufficiency or reasonableness of said assumption. Ashland has represented to us that that the $190.0 million maximum portion assumption is for illustrative purposes only and does not represent Ashland’s or New Ashland’s views as to (i) the prices at which Ashland stock or New Ashland stock will trade at any time, (ii) the value of Ashland or New Ashland at any time, or (iii) the actual portion of any such tax liability that the Company or New Ashland would be responsible for paying pursuant to the Tax Matters Agreement;

•	concurrent with the closing of the Transaction, the Company will have redeemed all of its debt obligations and paid off all of its lease obligations on terms and prices no less favorable, taken as a whole, than those provided to us in the Projections;

•	the final Transaction documents will be executed in form and substance substantially similar to the most recent drafts of such documents reviewed by Houlihan Lokey;

•	New Ashland will receive proceeds of $2.794 billion in cash and accounts receivable from the Transaction; and

•	New Ashland will have the full amount (i.e., $350 million) of the Revolving Credit Facilities on or before the closing of the Transaction and through March 2010 having material terms and conditions which, when taken as a whole, would provide New Ashland with credit or borrowing availability in an amount not less than the maximum amount of the Revolving Credit Facilities at any particular time through March 2010, which assumptions are incorporated in the Projections provided to us by management.

We have not independently investigated or verified the accuracy or completeness of the Information and we assume no responsibility with respect to the accuracy and completeness of the Information. We have not made any physical inspection or independent appraisal of any of the properties, assets or liabilities (including the identified contingent liabilities) of the Company or New Ashland. Our opinion is necessarily based on business, economic, market and other conditions as they exist and that can be evaluated by us at the date of this letter.

Based upon the foregoing, and in reliance thereon, it is our opinion as of the date of this letter that, assuming the Transaction had been consummated as proposed, immediately after and giving effect to the Transaction and on a pro forma basis:

(a)	the fair value of New Ashland’s assets would exceed its stated liabilities and identified contingent liabilities;

(b)	the present fair saleable value of New Ashland’s assets would exceed its probable liabilities as they become absolute and mature;

(c)	New Ashland should be able to pay its debts as they become due or mature; and

(d)	the capital remaining in New Ashland after the Transaction would not be unreasonably small for the business in which New Ashland would be engaged, as management of the Company has indicated it is now conducted and is proposed to be conducted following the consummation of the Transaction.

Any summary of, or reference to, or disclosure of, this opinion is subject to the terms and conditions set forth in our engagement letter (the “Engagement Letter”) dated January 28, 2004 with Ashland Inc., that certain letter agreement (the “Letter”) dated March 16, 2004 among Houlihan Lokey, Ashland Inc. and New EXM Inc., and that certain amendment to the Engagement Letter dated April 22, 2005 (the “Engagement Letter Amendment”). This Opinion is necessarily based on the business, economic, market and other conditions as they exist and can be evaluated by us as of the date of this Opinion. Subsequent events that could affect the conclusions set forth in this opinion include adverse changes in industry performance or market conditions and changes to the business, financial condition and results of operations of the Company and New Ashland. Houlihan Lokey is under no obligation to update, revise or reaffirm this Opinion.

This Opinion is furnished for your benefit. This Opinion is delivered to the Board of Directors of Ashland Inc. and New EXM Inc. subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion, the Engagement Letter, the Letter and the Engagement Letter Amendment, and subject to the understanding that the obligations of Houlihan Lokey in the Transaction are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of Houlihan Lokey shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your respective affiliates.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

Annex N

Certificate of Incorporation

of

ATB Holdings Inc.

The undersigned, a natural person, for the purpose of organizing a corporation for conducting the business and promoting the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware (particularly Chapter 1, Title 8 of the Delaware Code and acts amendatory thereof and supplemental thereto, and known, as identified, and referred to as the “General Corporation Law of the State of Delaware”), hereby certifies that:

FIRST: The name of the corporation (hereinafter called the “Corporation”) is ATB Holdings Inc.

SECOND: The address, including street, number, city, and county, of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, Delaware 19801, County of New Castle. The name of the registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware.

FOURTH: There shall be one class of shares, designated “common stock” with a par value of $1.00. The total number of shares which this Corporation is authorized to issue is 300,000,000 shares.

FIFTH: The name and address of the incorporator are as follows:

Elizabeth A. Morgan

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

SIXTH: In furtherance and not in limitation of the powers conferred upon it by law, the Board of Directors of the Corporation is expressly authorized to make, adopt, amend, alter or repeal By-laws of the Corporation.

SEVENTH: To the fullest extent permitted by the General Corporation Law of the State of Delaware as it now exists and as it may hereafter be amended, no director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) pursuant to Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article SEVENTH shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

EIGHTH: The Corporation shall, to the fullest extent permitted by the provisions of Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director, officer or agent of the

N-1

Corporation from and against any and all of the expenses, liabilities, or other matters referred to in or covered in said Section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified persons may be entitled under any By-law, agreement, vote of stockholders or disinterested directors or otherwise and shall continue as to a person who has ceased to be a director, officer or agent of the Corporation and shall inure to the benefit of the heirs, executors, and administrators of such person. Any repeal or modification of this Article EIGHTH shall not adversely affect any right to indemnification of any persons existing at the time such repeal or modification with respect to any matter occurring prior to such repeal or modification.

NINTH: Unless and except to the extent that the By-laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

THE UNDERSIGNED, the sole incorporator of the Corporation, hereby certifies under the penalty of perjury that the facts stated in this certificate of incorporation are true as of this /•/ day of March, 2004.

Elizabeth A. Morgan
Incorporator

N-2

Annex O

BY-LAWS

OF

ATB HOLDINGS INC.

INCORPORATED UNDER THE LAWS

OF THE STATE

OF

DELAWARE

ARTICLE I

MEETING OF STOCKHOLDERS

SECTION 1.

Annual Meeting

(A)—Holding of annual meeting.

A meeting of the stockholders of the Corporation shall be held annually at the hour of 10:30 a.m. on the last Thursday of January, or if such day is a legal holiday then at the same hour on the next succeeding Thursday which is not a legal holiday, or at such other time and place, and at such place within or without the State, as may be fixed by the Board of Directors, for the purpose of electing directors and for the transaction of all other business that is brought before the meeting. Such meeting duly convened may be adjourned from time to time.

(B)—Notice of annual meeting.

At least ten (10) days but not more than sixty (60) days prior to the day designated pursuant to Clause (A) of Section 1 of this Article for the holding of any annual meeting of stockholders, written notice of the time and place of such meeting shall be delivered personally or by mail to each stockholder entitled to vote at such meeting.

SECTION 2.

Delayed Annual Meeting

(A)—Holding of delayed annual meeting.

If for any reason the annual meeting of the stockholders shall not be held on the day designated by Clause (A) of Section 1 of this Article, or on any subsequent day to which it shall have been duly adjourned, such meeting may be called and held as a special meeting, and the same proceedings may be had and the same business may be transacted at such meeting as at any annual meeting.

(B)—Notice of delayed annual meeting.

Notice of a delayed annual meeting shall be given in the same manner as required by Clause (B) of Section 1 of this Article to be given for the annual meeting.

SECTION 3.

Special Meetings

(A)—Holding of special meeting.

A special meeting of the stockholders may be called at any time by the Chairman of the Board of Directors, if there be one, by the President, or by a majority of the Board of Directors.

(B)—Notice of special meeting.

At least ten (10) days prior to the date designated for the holding of any special meeting of the stockholders, written notice of the time, place and purpose of such meeting shall be delivered personally or by mail to each stockholder entitled to vote at such meeting.

SECTION 4.

Notice of Meetings

(A)—Service of notice.

A notice of meeting shall be deemed duly served when deposited in the United States Mail with postage fully paid or delivered personally to each stockholder and plainly addressed to the stockholder at his/her latest address appearing upon the stock books of the Corporation.

(B)—Waiver of notice.

Notice of the time, place, and purpose of any meeting of the stockholders may be waived by an instrument in writing.

Anything in these By-laws to the contrary notwithstanding, a special meeting of stockholders shall be deemed duly called if notice of the time, place and purpose of such meeting shall have been waived by stockholders entitled to vote ninety percent (90%) of the outstanding stock entitled to vote, and if notice of the time, place and purpose of such meeting shall have been served by personal delivery or by telegram at least two (2) days prior to the date designated for the holding of such meeting on the remaining stockholders entitled to vote who shall not have waived notice.

SECTION 5.

Quorum

At any meeting of the stockholders, the holders of a majority of the issued and outstanding stock entitled to vote at such meeting, present in person, or represented by proxy, shall constitute a quorum for all purposes.

SECTION 6.

Voting

(A)—Inspectors.

At any meeting of the stockholders, if the chairman of the meeting so directs or if any stockholder present so requests, the polls shall be opened and closed, the proxies and ballots shall be received and taken in charge, and all questions with respect to the qualifications of voters, the validity of proxies, and the acceptance or rejection of votes, shall be decided by three inspectors to be appointed by the chairman of the meeting.

(B)—Eligibility to vote.

Each stockholder shall have one vote for each share of stock entitled to vote as provided in the Certificate of Incorporation or otherwise by law and registered in his/her name on the books of the Corporation.

(C)—Methods of voting.

At any meeting of the stockholders each stockholder shall be entitled to vote either in person or by proxy appointed by instrument in writing subscribed by such stockholder, or by his/her duly authorized attorney, and delivered to the Secretary or to the inspectors at the meeting.

(D)—Fixing record date for the determination of stockholders entitled to vote.

The Board of Directors may designate, but shall not be required to designate, in advance, a date, not exceeding twenty (20) days preceding the date of any meeting of stockholders, or the date for the payment of any dividends, or the date for the allotment of rights, or the date when any change, conversion or exchange of capital stock shall go into effect, as a record date for the determination of the stockholders entitled to notice of, and to vote at, any such meeting, or entitled to receive payment of any such dividends, or any such allotment of rights, or to exercise the rights with respect to any such change, conversion or exchange of capital stock, and if such a date is so designated only stockholders of record on such date shall be entitled to such notice of, and to vote at, such meeting, or to receive payment of such dividends, or allotment of rights, or exercise of such rights, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date designated as aforesaid.

SECTION 7.

Action by Written Consent

Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than the unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE II

MEETINGS OF THE BOARD OF DIRECTORS

SECTION 1.

Annual Meeting

At the place of holding the annual meeting of the stockholders, and immediately following the same, the Board of Directors, as constituted upon final adjournment of such annual meeting, shall convene without further notice for the purpose of electing officers and transacting all other business properly brought before it.

SECTION 2.

Regular Meetings

Regular meetings of the Board of Directors shall be held at such places, either within or without the State of Incorporation of the Corporation and at such times as the Board may from time to time determine. If so determined by a quorum of the Board, no advance notice of such meetings need be given.

SECTION 3.

Special Meetings

Special meetings of the Board of Directors may be held at any time and place whenever called by the Chairman of the Board of Directors, if there be one, by the President, by the Treasurer, by the Secretary, or by any three or more directors. If so determined by a quorum of the Board, no advance notice of such meetings need be given.

SECTION 4.

Notice of Meetings

(A)—Notice required.

In the absence of a determination by a quorum of the Board of Directors that no advance notice need be given, then, at least two (2) days prior to the day of holding any regular or special meeting of the Board, notice of the time, place and purpose of such meeting shall be delivered personally or by mail, telegram, telephone or facsimile, upon each member of the Board.

(B)—Waiver of notice.

Notice of the time, place and purpose of any meeting of the Board of Directors may be waived by instrument in writing or by telegram or facsimile.

SECTION 5.

Quorum

A majority of the Board of Directors shall constitute a quorum for all purposes and at all meetings.

ARTICLE III

BOARD OF DIRECTORS

SECTION 1.

Number of Members

The number of directors of the Corporation shall be not less than one nor more than twenty as determined by the Board of Directors from time to time.

SECTION 2.

Term of Office

Each director shall hold office until the next succeeding annual meeting and until his/her successor is duly elected and qualified; provided, however, that any director may be removed from office, with or without cause, at any time by a majority vote of the stockholders entitled to vote.

SECTION 3.

General Powers

The business, property and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In the management and control of the property, business and affairs of the Corporation, the Board is hereby vested with all powers possessed by the Corporation itself insofar as this delegation of authority is not inconsistent with or repugnant to the laws of the State of Delaware, or these By-laws or any amendments of them. The Board shall have discretionary power to determine what constitutes net earnings, profits and surplus, what amount shall be reserved for working capital and for any other purposes, and what amount shall be declared as dividends. Such determination by the Board shall be final and conclusive.

SECTION 4.

Specific Powers

(A)—Power to make and amend By-laws.

Subject to the limitations contained in Article IX hereof, the Board of Directors shall have power to make, alter, amend and repeal any By-laws, including a By-law designating the number of directors, provided that the Board shall not make, alter, amend or repeal any By-laws designating the qualification or term of office of any member or members of the then existing Board.

(B)—Power to elect officers.

The Board of Directors shall elect all officers of the Corporation.

(C)—Power to remove officers.

Any officer, any agent of the Board of Directors, or any member of any committee may be removed by the Board of Directors with or without cause, whenever in its sole judgment the interests of the Corporation will be served by such removal.

(D)—Power to fill vacancies.

Vacancies in the Board of Directors, including directorships to be filled by reason of an increase in the number of directors, shall be filled by appointment made by a majority of the directors then in office. The Board shall have power to fill any vacancy in any office.

SECTION 5.

Delegation of Powers

The Board of Directors may delegate from time to time to an officer or committee any duties that are authorized or required to be executed during the intervals between meetings of the Board (other than delegation of the power and authority to declare a dividend or other distribution with respect to the capital stock of the Corporation), and such officer and committee shall report to the Board when and as required by the Board.

SECTION 6.

Designation of Depositories

The Board of Directors shall designate the trust company or trust companies, or the bank or banks, in which shall be deposited the moneys and securities of the Corporation.

SECTION 7.

Action by Written Unanimous Consent

Unless otherwise restricted by the Certificate of Incorporation or these By-laws, any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, without prior notice, if all members of the Board consent thereto in writing, the writing or writings to be filed with the minutes of proceedings of the Board.

SECTION 8.

Action by Telephone Conference

Unless otherwise restricted by the Certificate of Incorporation or these By-laws, members of the Board of Directors may participate in a meeting of the Board of Directors by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

ARTICLE IV

OFFICERS

SECTION 1.

Enumeration of Officers

The officers of the Corporation shall be a President; one or more Vice-Presidents; a Treasurer; a Secretary; and such other officers as from time to time shall be designated and elected by the Board of Directors.

SECTION 2.

Election and Removal of Officers

All officers of the Corporation shall be elected at the first meeting of the Board of Directors after the annual election of directors, and shall hold office for one (1) year and until their respective successors shall have been duly selected and qualified; provided, however, that all officers, agents, and employees of the Corporation shall be subject to removal at any time, with or without cause, by the affirmative vote of a majority of the Board. At its discretion, the Board may leave unfilled, for such period as it may deem proper, any office except that of President, Treasurer and Secretary. Failure to elect any such officer shall be considered an exercise of this discretionary power.

SECTION 3.

Duties of Officers

(A)—President.

The President shall have general charge and supervision of the business of the Corporation and shall have all powers and shall perform all duties commonly incident to and vested in the office of President of a corporation. The President shall preside at all meetings of the stockholders and of the Board of Directors. The President shall also perform such other duties as the Board shall designate from time to time.

(B)—Vice-President.

A Vice-President shall perform the duties and have the powers of the President during the absence or disability of the President, and shall perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(C)—Treasurer.

The Treasurer shall have the care and custody of the funds of the Corporation, and shall have and exercise, under the supervision of the Board of Directors, all powers and duties commonly incident to the office of the

Treasurer. The Treasurer shall (i) deposit all funds of the Corporation in such trust company or trust companies, or bank or banks, as the Board shall designate from time to time, (ii) endorse for deposit or collection all checks, notes, and drafts payable to the Corporation or to its order, and make drafts on behalf of the Corporation, (iii) keep accurate books of accounts of the Corporation’s transactions, which books shall be the property of the Corporation, and, together with all its property in his/her possession, shall be subject at all times to the inspection and control of the Board, (iv) keep the Corporation’s stock book, stock ledger and stock transfer book, and shall prepare, issue, record, transfer and cancel certificates of stock as required by the proper transactions of the Corporation and of its stockholders, (v) have all powers and perform all duties commonly incident to and vested in the office of Treasurer of a corporation and (vi) have such other duties as the Board may designate from time to time.

(D)—Secretary.

The Secretary shall attend all meetings of the stockholders and of the Board of Directors, and shall keep and preserve in books of the Corporation true minutes of the proceedings of all such meetings. He/She shall have the custody of all valuable papers and documents of the Corporation. The Secretary shall (i) keep in his/her custody the seal of the Corporation, and shall have authority to affix same to all instruments where its use is required, (ii) give all notices required by statute, by the Certificate of Incorporation, or by the By-laws, (iii) have all powers and shall perform all duties commonly incident to and vested in the office of Secretary of a corporation and (iv) perform such other duties as the Board shall designate from time to time.

ARTICLE V

STOCK

SECTION 1.

Form of Stock Certificate

Each holder of stock of the Corporation shall be entitled to a stock certificate signed by the President or a vice-president, and also by the Treasurer or an assistant treasurer, or by the Secretary or an assistant secretary. The certificates of shares shall be in such form as shall be prescribed by the Board of Directors.

SECTION 2.

Loss of Stock Certificate

In the case of loss, mutilation, or destruction of an issued and outstanding certificate of stock, a duplicate certificate may be issued upon such terms as the Board of Directors may prescribe.

SECTION 3.

Transfer of Shares of Stock

Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of such shares in person or by his/her attorney upon surrender and cancellation of a certificate or of certificates for an equivalent number of shares.

ARTICLE VI

EXECUTION OF INSTRUMENTS

SECTION 1.

Checks and Drafts

All checks, drafts and orders for payment of moneys shall be signed in the name of the Corporation, and on its behalf, by such officers or agents as the Board of Directors shall designate from time to time.

SECTION 2.

Contracts and Conveyances

When the execution of any contract, conveyance or other instrument has been authorized by the Board of Directors without specification as to the executing officer, the President, a Vice-President, the Treasurer or the Secretary may execute the same in the name and on behalf of the Corporation, and the Secretary may affix the corporate seal thereto.

SECTION 3.

In General

The Board of Directors shall have the power to designate officers and agents who shall have authority to execute any instrument on behalf of the Corporation.

ARTICLE VII

VOTING UPON STOCK HELD BY THE CORPORATION

Unless otherwise ordered by the Board of Directors, the President, any Vice-President, the Treasurer and the Secretary shall have full power and authority on behalf of the Corporation to attend, to act at, to sign documents (any contract, conveyance, proxy or other instrument relating to stock held by the Corporation) at and to vote at any meeting of stockholders of any corporation in which this Corporation may hold stock, and at any such meeting shall possess, and may exercise all rights and powers incident to the ownership of, such stock which any owner thereof might have possessed and exercised if present. The Board, by resolution, from time to time, may confer like powers upon any other person or persons.

ARTICLE VIII

FISCAL YEAR

The fiscal year of the Corporation shall be fixed by the Board of Directors.

ARTICLE IX

AMENDMENT OF BY-LAWS

These By-laws may be amended, altered, changed, added to or repealed at any annual meeting of the stockholders, without advance notice, or at any special meeting of the stockholders if notice of the proposed amendment, alteration, change, addition or repeal be contained in the notice of the special meeting, or by the Board of Directors at any regular or special meeting of the Board if notice of the proposed amendment, alteration, change, addition or repeal be contained in the notice of such meeting of the Board; provided, however, that action taken by the stockholders intended to supersede action taken by the Board in making, amending, altering, changing, adding to or repealing any By-laws shall supersede prior action of the Board to the extent indicated in the statement, if any, of the stockholders accompanying such action of the stockholders.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Delaware General Corporation Law

Section 145 of the Delaware General Corporation Law (the “DGCL”) empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director or officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by that person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and others against expenses (including attorneys’ fees) in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a director or an officer is successful on the merits or otherwise in the defense of any action referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify that director or officer against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit.

Certification of Incorporation and Bylaws

Article Eleventh of the Company’s restated certificate of incorporation states:

No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, except (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Eleventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

In addition, Article V of the Company’s by-laws provides that the Company shall indemnify and hold harmless to the fullest extent permitted by law any person who was or is made or is threatened to be made a party or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as an officer, director, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all expenses, liability and loss reasonably incurred or suffered by such person.

Indemnification Agreements and Insurance

The Company maintains directors’ and officers’ liability insurance for its directors and officers that protects them from certain losses arising from claims or charges made against them in their capacities as directors or officers of the Company. The Company also maintains insurance policies under which the Company’s directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

Item 21. Exhibits and Financial Statement Schedules.

(a) List of Exhibits

Exhibit No.	Description of Exhibit

++2.1	Master Agreement among Ashland Inc., ATB Holdings Inc., EXM LLC, New EXM Inc., Marathon Oil Corporation, Marathon Oil Company, Marathon Domestic LLC and Marathon Ashland Petroleum LLC, dated as of March 18, 2004 and Amendment No. 1 dated as of April 27, 2005 (included as Annex A to the proxy statement/prospectus contained in this Registration Statement).

++2.2	Amended and Restated Tax Matters Agreement among Ashland Inc., ATB Holdings Inc., EXM LLC, New EXM Inc., Marathon Oil Company, Marathon Oil Corporation, Marathon Domestic LLC and Marathon Ashland Petroleum LLC, dated as of April 27, 2005 (included as Annex B to the proxy statement/prospectus contained in this Registration Statement).

++2.3	Assignment and Assumption Agreement (Maleic Business) between Ashland Inc. and ATB Holdings Inc., dated as of March 18, 2004 (included as Annex C to the proxy statement/prospectus contained in this Registration Statement).

++2.4	Assignment and Assumption Agreement (VIOC Centers) between Ashland Inc. and ATB Holdings Inc., dated as of March 18, 2004 (included as Annex D to the proxy statement/prospectus contained in this Registration Statement).

++*2.5	Amended and Restated Limited Liability Company Agreement of Marathon Ashland Petroleum LLC, dated as of December 31, 1998 (incorporated by reference to Exhibit 10(n) to Marathon Oil Corporation’s Form 10-K for the year ended December 31, 2003).

++2.6	Amendment No. 2, dated as of March 18, 2004, and Amendment No. 3 dated as of April 27, 2005, to the Amended and Restated Limited Liability Company Agreement of Marathon Ashland Petroleum LLC (included as Annex E to the proxy statement/prospectus contained in this Registration Statement).

++*2.7	Put/Call, Registration Rights and Standstill Agreement among Marathon Oil Company, USX Corporation, Ashland Inc. and Marathon Ashland Petroleum LLC, dated as of January 1, 1998 (incorporated by reference to Exhibit 10(o) to Marathon Oil Corporation’s Form 10-K for the year ended December 31, 2003).

++*2.8	Amendment No. 1, dated as of December 31, 1998, to the Put/Call, Registration Rights and Standstill Agreement of Marathon Ashland Petroleum LLC (incorporated by reference to Exhibit 10(p) to Marathon Oil Corporation’s Form 10-K for the year ended December 31, 2003).

++*2.9	Amendment No. 2, dated as of March 17, 2004, to the Put/Call, Registration Rights and Standstill Agreement of Marathon Ashland Petroleum LLC (incorporated by reference to Exhibit 10.2 to Marathon Oil Corporation’s Form 10-Q for the quarter ended March 31, 2004).

++**2.10	Asset Transfer and Contribution Agreement among Marathon Oil Company, Ashland Inc. and Marathon Ashland Petroleum LLC, dated as of December 12, 1997.

Exhibit No.	Description of Exhibit

++**2.11	Amendment No. 1, dated as of December 31, 1998, to the Asset Transfer and Contribution Agreement among Marathon Oil Company, Ashland Inc. and Marathon Ashland Petroleum LLC.

*3.1	Restated Certificate of Incorporation of Marathon Oil Corporation (incorporated by reference to Exhibit 3(a) to Marathon Oil Corporation’s Form 10-K for the year ended December 31, 2001).

*3.2	By-laws of Marathon Oil Corporation (incorporated by reference to Exhibit 3(b) to Marathon Oil Corporation’s Form 10-K for the year ended December 31, 2002).

*4.1	Specimen of Marathon Oil Corporation Common Stock certificate (incorporated by reference to Exhibit 4.3 to Marathon Oil Corporation’s (formerly USX Corporation’s) Registration Statement on Form S-3 (Reg. No. 333-88797)).

*4.2	Senior Indenture between Marathon Oil Corporation and JPMorgan Chase Bank, as Trustee, dated as of February 26, 2002 (incorporated by reference to Exhibit 4.1 to Marathon Oil Corporation’s Form 8-K dated February 27, 2002 (filed March 4, 2002)).

*4.3	Senior Indenture among Marathon Global Funding Corporation, Issuer, Marathon Oil Corporation, Guarantor, and JPMorgan Chase Bank, Trustee, dated as of June 14, 2002 (incorporated by reference to Exhibit 4.1 to Marathon Oil Corporation’s Form 8-K dated June 18, 2002 (filed June 21, 2002)).

*4.4	Senior Supplemental Indenture No. 1 among Marathon Global Funding Corporation, Issuer, Marathon Oil Corporation, Guarantor, and JPMorgan Chase Bank, Trustee, dated as of September 5, 2003, to the Indenture dated as of June 14, 2002 (incorporated by reference to Exhibit 4.1 to Marathon Oil Corporation’s Form 10-Q for the quarter ended September 30, 2003).

5.1	Opinion of Baker Botts L.L.P regarding legality of securities being issued.

8.1	Opinion of Cravath, Swaine & Moore LLP regarding tax matters.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Ernst & Young LLP.

23.3	Consent of Baker Botts L.L.P. (included in Exhibit 5.1).

23.4	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 8.1).

**24.1	Powers of attorney.

99.1	Opinion of Credit Suisse First Boston LLC (included as Annex I to the proxy statement/prospectus contained in this Registration Statement).

99.2	Consent of Credit Suisse First Boston LLC.

99.3	Opinion of American Appraisal Associates, Inc. (included as Annex J to the proxy statement/prospectus contained in this Registration Statement).

99.4	Opinion of American Appraisal Associates, Inc. (included as Annex K to the proxy statement/prospectus contained in this Registration Statement).

99.5	Opinion of American Appraisal Associates, Inc. (included as Annex L to the proxy statement/prospectus contained in this Registration Statement).

99.6	Consent of American Appraisal Associates, Inc.

+99.7	Bring-down Opinion of American Appraisal Associates, Inc.

+99.8	Bring-down Opinion of American Appraisal Associates, Inc.

Exhibit No.	Description of Exhibit

+99.9	Bring-down Opinion of American Appraisal Associates, Inc.

99.10	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (included as Annex M to the proxy statement/prospectus contained in this Registration Statement).

99.11	Consent of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

+99.12	Bring-down Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

99.13	Consent of Steptoe & Johnson LLP.

**99.14	Amendment No. 1, dated March 18, 2004, to the Rights Agreement between Ashland Inc. and National City Bank, dated May 16, 1996.

**99.15	Amendment No. 2, dated as of April 27, 2005, to the Rights Agreement dated as of May 16, 1996 between Ashland Inc. and National City Bank, as Rights Agent.

*	Incorporated by reference to the filing indicated.
**	Previously filed.
+	To be filed by post-effective amendment.
++ The	registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.

(b) Not applicable.

(c) Opinion of Credit Suisse First Boston LLC, Opinions of American Appraisal Associates, Inc. and Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (included as Annexes I, J, K, L and M, respectively, to the proxy statement/prospectus contained in this Registration Statement).

Marathon agrees to furnish to the Commission, upon request, a copy of each agreement with respect to long-term debt of Marathon for which the amount authorized thereunder does not exceed 10% of the total assets of Marathon on a consolidated basis.

Item 22. Undertakings.

(a)     Reg. S-K, Item 512(a) Undertaking: The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)1(ii) above do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)     Reg. S-K, Item 512(b) Undertaking: The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     Reg. S-K, Item 512(g) Undertaking:

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)     Reg. S-K, Item 512(h) Undertaking: Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e)     Form S-4, Item 22(b) Undertaking: The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)     Form S-4, Item 22(c) Undertaking: The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning the transactions to which the Master Agreement relates, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it becomes effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Marathon Oil Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, the State of Texas, on May 19, 2005.

MARATHON OIL CORPORATION

By:	/s/ Janet F. Clark

Janet F. Clark
Senior Vice President & Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 19, 2005.

Signature	Title

*	Chairman of the Board and Director

Thomas J. Usher

*	President & Chief Executive Officer and Director

Clarence P. Cazalot, Jr.

/s/ Janet F. Clark	Senior Vice President and Chief Financial Officer

Janet F. Clark

*	Vice President, Accounting and Controller

Albert G. Adkins

*	Director

Charles F. Bolden, Jr.

*	Director

David A. Daberko

*	Director

William L. Davis

*	Director

Shirley Ann Jackson

*	Director

Philip Lader

*	Director

Charles R. Lee

*	Director

Dennis H. Reilley

*	Director

Seth E. Schofield

*	Director

Douglas C. Yearley

*By:	/s/ Janet F. Clark
Janet F. Clark, as Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Document

++2.1	Master Agreement among Ashland Inc., ATB Holdings Inc., EXM LLC, New EXM Inc., Marathon Oil Corporation, Marathon Oil Company, Marathon Domestic LLC and Marathon Ashland Petroleum LLC, dated as of March 18, 2004 and Amendment No. 1 dated as of April 27, 2005 (included as Annex A to the proxy statement/prospectus contained in this Registration Statement).

++2.2	Amended and Restated Tax Matters Agreement among Ashland Inc., ATB Holdings Inc., EXM LLC, New EXM Inc., Marathon Oil Company, Marathon Oil Corporation, Marathon Domestic LLC and Marathon Ashland Petroleum LLC, dated as of April 27, 2005 (included as Annex B to the proxy statement/prospectus contained in this Registration Statement).

++2.3	Assignment and Assumption Agreement (Maleic Business) between Ashland Inc. and ATB Holdings Inc., dated as of March 18, 2004 (included as Annex C to the proxy statement/prospectus contained in this Registration Statement).

++2.4	Assignment and Assumption Agreement (VIOC Centers) between Ashland Inc. and ATB Holdings Inc., dated as of March 18, 2004 (included as Annex D to the proxy statement/prospectus contained in this Registration Statement).

++*2.5	Amended and Restated Limited Liability Company Agreement of Marathon Ashland Petroleum LLC, dated as of December 31, 1998 (incorporated by reference to Exhibit 10(n) to Marathon Oil Corporation’s Form 10-K for the year ended December 31, 2003).

++2.6	Amendment No. 2, dated as of March 18, 2004, and Amendment No. 3 dated as of April 27, 2005, to the Amended and Restated Limited Liability Company Agreement of Marathon Ashland Petroleum LLC (included as Annex E to the proxy statement/prospectus contained in this Registration Statement).

++*2.7	Put/Call, Registration Rights and Standstill Agreement among Marathon Oil Company, USX Corporation, Ashland Inc. and Marathon Ashland Petroleum LLC, dated as of January 1, 1998 (incorporated by reference to Exhibit 10(o) to Marathon Oil Corporation’s Form 10-K for the year ended December 31, 2003).

++*2.8	Amendment No. 1, dated as of December 31, 1998, to the Put/Call, Registration Rights and Standstill Agreement of Marathon Ashland Petroleum LLC (incorporated by reference to Exhibit 10(p) to Marathon Oil Corporation’s Form 10-K for the year ended December 31, 2003).

++*2.9	Amendment No. 2, dated as of March 17, 2004, to the Put/Call, Registration Rights and Standstill Agreement of Marathon Ashland Petroleum LLC (incorporated by reference to Exhibit 10.2 to Marathon Oil Corporation’s Form 10-Q for the quarter ended March 31, 2004).

++**2.10	Asset Transfer and Contribution Agreement among Marathon Oil Company, Ashland Inc. and Marathon Ashland Petroleum LLC, dated as of December 12, 1997.

++**2.11	Amendment No. 1, dated as of December 31, 1998, to the Asset Transfer and Contribution Agreement among Marathon Oil Company, Ashland Inc. and Marathon Ashland Petroleum LLC.

*3.1	Restated Certificate of Incorporation of Marathon Oil Corporation (incorporated by reference to Exhibit 3(a) to Marathon Oil Corporation’s Form 10-K for the year ended December 31, 2001).

*3.2	By-laws of Marathon Oil Corporation (incorporated by reference to Exhibit 3(b) to Marathon Oil Corporation’s Form 10-K for the year ended December 31, 2002).

*4.1	Specimen of Marathon Oil Corporation Common Stock certificate (incorporated by reference to Exhibit 4.3 to Marathon Oil Corporation’s (formerly USX Corporation’s) Registration Statement on Form S-3 (Reg. No. 333-88797)).

Exhibit Number	Description of Document

*4.2	Senior Indenture between Marathon Oil Corporation and JPMorgan Chase Bank, as Trustee, dated as of February 26, 2002 (incorporated by reference to Exhibit 4.1 to Marathon Oil Corporation’s Form 8-K dated February 27, 2002 (filed March 4, 2002)).

*4.3	Senior Indenture among Marathon Global Funding Corporation, Issuer, Marathon Oil Corporation, Guarantor, and JPMorgan Chase Bank, Trustee, dated as of June 14, 2002 (incorporated by reference to Exhibit 4.1 to Marathon Oil Corporation’s Form 8-K dated June 18, 2002 (filed June 21, 2002)).

*4.4	Senior Supplemental Indenture No. 1 among Marathon Global Funding Corporation, Issuer, Marathon Oil Corporation, Guarantor, and JPMorgan Chase Bank, Trustee, dated as of September 5, 2003, to the Indenture dated as of June 14, 2002 (incorporated by reference to Exhibit 4.1 to Marathon Oil Corporation’s Form 10-Q for the quarter ended September 30, 2003).

5.1	Opinion of Baker Botts L.L.P regarding legality of securities being issued.

8.1	Opinion of Cravath, Swaine & Moore LLP regarding tax matters.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Ernst & Young LLP.

23.3	Consent of Baker Botts L.L.P. (included in Exhibit 5.1).

23.4	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 8.1).

**24.1	Powers of attorney.

99.1	Opinion of Credit Suisse First Boston LLC (included as Annex I to the proxy statement/prospectus contained in this Registration Statement).

99.2	Consent of Credit Suisse First Boston LLC.

99.3	Opinion of American Appraisal Associates, Inc. (included as Annex J to the proxy statement/prospectus contained in this Registration Statement).

99.4	Opinion of American Appraisal Associates, Inc. (included as Annex K to the proxy statement/prospectus contained in this Registration Statement).

99.5	Opinion of American Appraisal Associates, Inc. (included as Annex L to the proxy statement/prospectus contained in this Registration Statement).

99.6	Consent of American Appraisal Associates, Inc.

+99.7	Bring-down Opinion of American Appraisal Associates, Inc.

+99.8	Bring-down Opinion of American Appraisal Associates, Inc.

+99.9	Bring-down Opinion of American Appraisal Associates, Inc.

99.10	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (included as Annex M to the proxy statement/prospectus contained in this Registration Statement).

99.11	Consent of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

+99.12	Bring-down Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

99.13	Consent of Steptoe & Johnson LLP.

Exhibit Number	Description of Document

**99.14	Amendment No. 1, dated March 18, 2004, to the Rights Agreement between Ashland Inc. and National City Bank, dated May 16, 1996.

**99.15	Amendment No. 2, dated as of April 27, 2005, to the Rights Agreement dated as of May 16, 1996 between Ashland Inc. and National City Bank, as Rights Agent.

*	Incorporated by reference to the filing indicated.
**	Previously filed.
+	To be filed by post-effective amendment.
++	The registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.